Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

REPORT ON THE
MINERAL RESOURCES & MINERAL RESERVES
OF THE
NORTHERN TERRITORY OPERATIONS
In the Northern Territory, Australia
Prepared for
NEWMARKET GOLD INC.

Effective Date December 31, 2015
Dated March 21, 2016

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This technical report has been prepared as a National Instrument 43-101 Technical Report, as prescribed in Canadian Securities Administrators’ National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) for Newmarket Gold Inc.). The data, information, estimates, conclusions and recommendations contained herein, as prepared and presented by the Authors, are consistent with

i)	information available at the time of preparation;
ii)	data supplied by outside sources, which has been verified by the authors as applicable; and
iii)	the assumptions, conditions and qualifications set forth in this technical report.

CAUTIONARY NOTE WITH RESPECT TO FORWARD LOOKING INFORMATION

This document contains “forward-looking information” as defined in applicable securities laws. Forward looking information includes, but is not limited to, statements with respect to the future production, costs and expenses of the project; the other economic parameters of the project, as set out in this technical report, including; the success and continuation of exploration activities, including drilling; estimates of mineral reserves and mineral resources; the future price of gold; government regulations and permitting timelines; requirements for additional capital; environmental risks; and general business and economic conditions. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any of the future results, performance or achievements expressed or implied by the forward-looking information. These risks, uncertainties and other factors include, but are not limited to, the assumptions underlying the production estimates not being realized, decrease of future gold prices, cost of labour, supplies, fuel and equipment rising, the availability of financing on attractive terms, actual results of current exploration, changes in project parameters, exchange rate fluctuations, delays and costs inherent to consulting and accommodating rights of local communities, title risks, regulatory risks and uncertainties with respect to obtaining necessary permits or delays in obtaining same, and other risks involved in the gold production, development and exploration industry, as well as those risk factors discussed in Newmarket Gold Inc.’s latest Annual Information Form and its other SEDAR filings from time to time. Forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to, the availability of financing for Newmarket Gold Inc.’s production, development and exploration activities; the timelines for Newmarket Gold Inc.’s exploration and development activities on the property; the availability of certain consumables and services; assumptions made in mineral resource and mineral reserve estimates, including geological interpretation grade, recovery rates, price assumption, and operational costs; and general business and economic conditions. All forward-looking information herein is qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. Newmarket Gold Inc. and the authors of this technical report undertake no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information or future events or otherwise, except as may be required by applicable law.

NON-IFRS MEASURES
This technical report contains certain non-International Financial Reporting Standards measures. Such measures have non standardized meaning under International Financial Reporting Standards and may not be comparable to similar measures used by other issuers.

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TABLES	PAGE
TABLE 1- 1 SUMMARY OF MINERAL TITLES FOR NEWMARKET GOLD NT OPERATIONS	2
TABLE 1- 2 MINERAL RESOURCES FOR NT OPERATIONS, AS AT DECEMBER 31, 2015	6
TABLE 1- 3 COSMO MINE MINERAL RESERVE CLASSIFICATION AS AT DECEMBER 31, 2015	7
TABLE 1- 4 MINERAL RESERVE CLASSIFICATION PROSPECT DEPOSIT UNDERGROUND AS AT DECEMBER 31, 2015	8
TABLE 1- 5 MINERAL RESERVE CLASSIFICATION ESMERALDA OPEN PIT AS AT DECEMBER 31, 2015	9
TABLE 1- 6 MINERAL RESERVE CLASSIFICATION FOR PINE CREEK AS AT DECEMBER 31, 2015	9
TABLE 1- 7 PROPOSED EXPLORATION PROGRAMS FOR COSMO MINE FOR 2016.	11
TABLE 2- 1 DEFINITIONS	19
TABLE 3- 1 SITE EXPERTS WHO CONTRIBUTED TO THE TECHNICAL REPORTS	25
TABLE 4- 1 SUMMARY OF MINERAL TITLES NEWMARKET GOLD NT OPERATIONS	27
TABLE 4- 2 SUMMARY OF MINERAL TITLES BURNSIDE (* MINERAL LEASES ARE INCLUDED IN EXPLORATION LICENSES)	33
TABLE 4- 3 SUMMARY OF MINERAL TITLES - UNION REEFS (* MINERAL LEASES ARE INCLUDED IN EXPLORATION LICENSES)	34
TABLE 4- 4 SUMMARY OF MINERAL TITLES PINE CREEK (* MINERAL LEASES ARE INCLUDED IN EXPLORATION LICENSES)	35
TABLE 4- 5 SUMMARY OF MINERAL TITLES FOR NT OPERATIONS OUTSIDE BURNSIDE, UNION REEFS AND PINE CREEK (* MINERAL LEASES ARE INCLUDED IN EXPLORATION LICENSES)	36
TABLE 4- 6 SUMMARY, MINERAL TITLES, NORTHERN TERRITORY, AUSTRALIA	37
TABLE 4- 7 LIST OF UNION REEFS ROYALTY’S CURRENTLY REQUIRED BY NEWMARKET GOLD	48
TABLE 4- 8 LIST OF PINE CREEK ROYALTIES CURRENTLY REQUIRED BY NEWMARKET GOLD	49
TABLE 4- 9 LIST OF ALL ROYALTYIES CURRENTLY REQUIRED BY NEWMARKET GOLD	52
TABLE 4- 10 NEWMARKET GOLD PERFORMANCE BONDS – 2016	54
TABLE 6- 1 HISTORICAL GOLD PRODUCTION – PINE CREEK OROGEN	66
TABLE 6- 2 ESTIMATED HISTORICAL GOLD MINED. COSMO HOWLEY GOLD PROJECT	67
TABLE 6- 3 SUMMARY OF HISTORIC OWNERSHIP OF COSMO HOWLEY MINING AREA	69
TABLE 6- 4 RECONCILIATION FIGURES FOR CROCODILE GOLD/NEWMARKET GOLD MILLING - 2009-2015	69
TABLE 6- 5 ESTIMATED HISTORIC GOLD PRODUCTION PINE CREEK REGION 1985-2007	72
TABLE 6-6 HISTORIC GRADE COMPARISON OF PROSPECT DEPOSIT MAIN LODE AT VARIOUS AU CUT- OFF GRADES (NB1)	74
TABLE 7- 1 BROCKS CREEK LODE TYPES AND GRADES	127
TABLE 7- 2 DEPOSIT DIMENSIONS	143
TABLE 8- 1 PINE CREEK OROGEN MINERALIZATION MODELS	148
TABLE 9-1 LANTERN TARGET DRILL INTERSECTION ASSAY RESULTS	175
TABLE 9- 2 ROCK CHIP SAMPLING INFORMATION FOR ELIZABETH	182
TABLE 9- 3 ROCK CHIP SAMPLING ANALYTICAL RESULTS FOR ELIZABETH	182
TABLE 9- 4: 2014 ESMERALDA GRAB SAMPLE RESULTS AU G/T	191
TABLE 9- 5 MT BONNIE EAST GRAB SAMPLE ICP RESULTS	199
TABLE 9- 6 MT ELLISON EAST ROCK CHIP AU RESULTS IN PPM	205
TABLE 9- 7 MODEL PARAMETERS FOR CONDUCTIVE PLATES BLT_021 AND BLT_022.	210
TABLE 9- 8 MODEL PARAMETERS FOR CONDUCTIVE PLATES BLT_020 AND BLT_026.	213
TABLE 9- 9 SNAKEBITE - SOIL SAMPLING CORRELATION MATRIX	219
TABLE 9- 10 NORTH CULLEN - RESULTS OF ROCK CHIP SAMPLING, AU G/T	222
TABLE 10-1 DIAMOND DRILL STATISTICS FOR THE COSMO MINE	230
TABLE 10-2 RC DRILL STATISTICS FOR THE COSMO MINE	233
TABLE 10-3 HISTORIC DRILLING BY COMPANY – DIAMOND DRILLING	235
TABLE 10-4 HISTORIC DRILLING BY COMPANY – RC DRILLING	235
TABLE 10-5 COSMO MINE HISTORIC DRILLING BY YEAR – DIAMOND DRILLING	236
TABLE 10-6 DIAMOND DRILL STATISTICS FOR UNION REEFS AREA	237
TABLE 10-7 SUMMARY OF 2011-12 DRILLING AT UNION REEFS AREA	239
TABLE 10-8 SUMMARY OF 2011-12 DRILLING AT UNION REEFS AREA	239
TABLE 10-9 SUMMARY OF DRILL RESULTS FROM PROSPECT AND CROSSCOURSE DEPOSITS -2012	241
TABLE 10-10 RC DRILL STATISTICS FOR UNION REEFS AREA	243
TABLE 10-11 HISTORIC DRILLING BY PROJECT – DIAMOND DRILLING	244
TABLE 10-12 UNION REEFS HISTORIC DRILLING BY PROJECT – RC DRILLING	244
TABLE 10-13 2012 DIAMOND DRILL STATISTICS FOR INTERNATIONAL DEPOSIT	245
TABLE 10-14: SIGNIFICANT INTERCEPTS FROM INTERNATIONAL DRILLING	245
TABLE 10-15 RC DRILL STATISTICS FOR PINE CREEK AREA	246
TABLE 10-16 HISTORIC DRILLING TYPES AT PINE CREEK	248
TABLE 10-17 2011- 12 DIAMOND DRILL STATISTICS FOR BURNSIDE AREA	248
TABLE 10-18 DRILL HOLE CO-ORDINATES MT BONNIE EAST	249
TABLE 10-19 2011- 12 RC DRILL STATISTICS FOR BURNSIDE AREA	249
TABLE 10-20: HISTORIC RC DRILLING AT RISING TIDE DEPOSIT	253
TABLE 10-21 HISTORIC DIAMOND DRILLING AT RISING TIDE DEPOSIT	253
TABLE 10-22 HISTORIC RC DRILLING AT YAM CREEK DEPOSIT	253
TABLE 11-1 RATE OF QA/QC SAMPLING FOR COSMO OPERATION 1 JANUARY 2010 TO 31 DECEMBER 2015	263
TABLE 11-2 LIST OF STANDARD SAMPLES USED AT COSMO MINE	263
TABLE 11-3 COSMO MINE STANDARD SR535 COMPLIANCE TABLE	265
TABLE 11-4 STATISTICAL RESULTS FOR COSMO MINE INTER-LAB REPEATS - 100, 200 & 300 LODES	268
TABLE 11-5 STASTISTICAL RESULTS FOR COSMO MINE INTER-LAB REPEATS - 101, 400, 500, 600 AND WESTERN LOADS	269
TABLE 11-6 ESMERALDA DEPOSIT QA/QC SAMPLING RATES	272
TABLE 11-7 ESMERALDA DEPOSIT INTER-LABRATORY STANDARD PERFORMANCE CHECK DATA	273
TABLE 11-8 ESMERALDA DEPOSIT ORIGINAL ASSAY VS REPEAT ASSAYS CORRELATION BETWEEN GRADE RANGES FOR LAB REPEATS, AU G/T	275
TABLE 11-9 ESMERALDA DEPOSIT TABLE OF STASTICS FOR 2015 LAB REPEATS, AU G/T	276
TABLE 11-10 ESMERALDA DEPOSIT ORIGINAL ASSAY VS REPEAT ASSAYS CORRELATION BETWEEN GRADE RANGES FOR INTER-LABRATORY CHECKS	277
TABLE 11-11 ESMERALDA DEPOSIT SUMMARY OF STASTICS FOR 2015 INTER-LABRATORY CHECK SAMPLES	277
TABLE 11-12 RATE OF QA/QC SAMPLING FOR UNION REEFS RC AND DIAMOND DRILLING	278

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FIGURES	PAGE
FIGURE 1-1 LOCATION PLAN OF NT OPERATIONS	2
FIGURE 1-2 EXPLORATION TARGETS OF THE COSMO DEPOSIT	12
FIGURE 2-1 CONVERSION OF MINERAL RESOURCES TO MINERAL RESERVES CIM STANDARDS 2014	24
FIGURE 4-1 NEWMARKET GOLD'S NORTHERN TERRITORY PROPERTIES	27
FIGURE 4-2 NEWMARKET GOLD’S NORTHERN TERRITORY PROPERTIES	28
FIGURE 4-3 BURNSIDE AREA TENEMENTS	33
FIGURE 4-4 UNION REEFS AREA TENEMENTS	34
FIGURE 4-5 PINE CREEK AREA TENEMENTS	35
FIGURE 4-6 NEWMARKET GOLD’S ROCKLAND RESOURCES – JV AGREEMENTS AREAS	38
FIGURE 4-7 NEWMARKET GOLD-PHOENIX COPPER (NOW PNX METALS) JOINT VENTURE AREAS	40
FIGURE 4-8 BIDDLECOMBE ROYALTY AGREEMENT FOR ELIZABETH TENEMENTS	48
FIGURE 4-9 TITLES COVERED BY THE PINE CREEK ROYALTY AGREEMENT	49
FIGURE 4-10 TENEMENTS COVERED BY FRANCO-NEVADA AGREEMENT	50
FIGURE 4-11 TENEMENTS COVERED BY FREEPORT-MCMORAN AGREEMENT	51
FIGURE 4-12 TITLES COVERED BY ON AND GROVES ROYALTY AGREEMENT NEAR NORTH POINT	51
FIGURE 4-13 TENEMENTS COVERED BY MMP #0546-03	54
FIGURE 4-14 TENEMENTS COVERED BY MMP #0539-03	55
FIGURE 4-15 TENEMENTS COVERED BY MMP #0538-01	56
FIGURE 4-16 TENEMENTS COVERED BY AUTHORIZATION #0525-02	57
FIGURE 4-17 TENEMENTS COVERED BY AUTHORIZATION #0526-01	57
FIGURE 4-18 TENEMENTS COVERED BY AUTHORIZATION #0528-01	58
FIGURE 4-19 TENEMENTS COVERED BY AUTHORIZATION #0530-01	58
FIGURE 5-1 GEOGRAPHICAL REGIONS OF THE NORTHERN TERRITORY	60
FIGURE 7-1 CRUSTAL SUB-DIVISIONS OF AUSTRALIA	83
FIGURE 7-2 GEOLOGY - NORTHERN TERRITORY (AHMAD, WYGRALAK AND FERENCZI 2009)	85
FIGURE 7-3 REGIONAL GEOLOGY, PINE CREEK OROGEN (AHMAD, WYGRALAK AND FERENCZI 2009)	86
FIGURE 7-4 STRATIGRAPHIC COLUMN, PINE CREEK OROGEN (GILLMAN, ET AL. 2009)	87
FIGURE 7-5 SIMPLE GEOLOGICAL MODEL FOR THE COSMO DEEPS DEPOSIT (J. MILLER 2014)	88
FIGURE 7-6 (A) ISOCLINAL FOLDS OF EARLY SILICA-PYRITE VEINS	89
FIGURE 7-7 (A) ISOCLINAL TO ELASTICA NON-CYLINDRICAL FOLDS IN MUDSTONE IN A DECOUPLED PRIMARY LAYER;	89
FIGURE 7-8 3D VIEW LOOKING DOWN TOWARDS THE NW UPON THE COSMO (NORTHERN) AND PHANTOM (SOUTHERN) OPEN PITS SHOWING THE RELATIVE LOCATIONS OF MAIN DOLERITE BODIES (GREEN)	90
FIGURE 7-9 COSMO DOLERITES WITH MINERALIZATION LOCATION SHOWN IN BLUE. LOOKING EAST	91
FIGURE 7-10 SCHEMATIC DIAGRAM SHOWING A CROSSECTION OF THE SEDIMENTARY CYCLES AND THE LOCATION OF THE 100 AND 200 LODES WITHIN THE CYCLE	92
FIGURE 7-11 SOUTH WALL OF THE WESTERN COSMO ANTICLINE LIMB IN THE COSMO OPEN PIT.	92
FIGURE 7-12 MAIN ROCK TYPES ASSOCIATED WITH GOLD MINERALIZATION AT COSMO DEEPS MINE	93
FIGURE 7-13 HANGINGWALL MINERALIZATION. SHOWING MACRO-SCALE FOLDING COMPLEXITY AND LOCATION OF THE EASTERN MINERALIZATION LODES AND CORRESPONDING WESTERN LODES (YELLOW)	95
FIGURE 7-14 LONGSECTION OF THE COSMO MINE	96
FIGURE 7-15 DEFORMATION SUMMAR Y UNION REEFS	98
FIGURE 7-16 LOCAL GEOLOGY FOR UNION REEFS GOLD PROJECT	99
FIGURE 7-17 MINERALIZATION AND STRUCTURE, NORTH W ALL OF CROSSCOURSE MINE	100
FIGURE 7-18 BLOCK MODEL DIAGRAM OF POTENTIAL STRUCTURES AT CROSSCOURSE	101
FIGURE 7-19 1.0G/T AU GRADE SHELLS IN THE CROSSCOURSE PIT. (A) PLAN VIEW. (B) LONGITUDINAL SECTION	102
FIGURE 7-20 1.65G/T AU GRADE SHELLS IN THE CROSSCOURSE PIT (A) PLAN VIEW. (B) LONG SECTION.	103
FIGURE 7-21 UNION REEFS DEPOSITS AREA	105
FIGURE 7-22 UNION REEFS MINERALIZED ZONES AND DEPOSITS – PLAN VIEW	106
FIGURE 7-23 SCHEMATIC LONG SECTION OF PINE CREEK MINERALIZED ZONES ( (GILLMAN, ET AL. 2009))	108
FIGURE 7-24 LOCAL GEOLOGY FOR PINE CREEK AREA (AFTER KRUSE ET AL 1994)	109
FIGURE 7-25 STRATIGRAPHIC LOG OF PINE CREEK SEQUENCE SHOWING POSITION OF GOLD DEPOSITS. (MCGUIRE 2007)	110
FIGURE 7-26 MINERALIZATION IN THE ENTERPRISE DEPOSIT ( (AHMAD, WYGRALAK AND FERENCZI 2009))	111
FIGURE 7-27 PINE CREEK DEPOSITS LOCATION OVER AEROMAGNETIC IMAGE	115
FIGURE 7-28 BURNSIDE – PROSPECTS AND DEPOSIT LOCATIONS	119
FIGURE 7-29 HOWLEY LINE DEPOSITS - SURFACE GEOLOGY	120
FIGURE 7-30 HOWLEY DEPOSIT SIMPLIFIED GEOLOGICAL SECTION (LOOKING NORTH) – HOWLEY ANTICLINE (GILLMAN, ET AL. 2009)	122
FIGURE 7-31 FOUNTAIN HEAD AND TALLY HO DEPOSITS –PLAN VIEW	125
FIGURE 7-32 SECTION 9825E THROUGH THE FOUNTAIN HEAD AND TALLY HO DEPOSITS – LOOKING WEST	125
FIGURE 7-33 MINERALIZATION EXAMPLES FROM COSMO MINE. LHS: EXAMPLE OF THE LINEAR EASTERN LODES. RHS: FOLDED EXAMPLE FROM THE HINGE ZONE	129
FIGURE 7-34 FOOTWALL MINERALIZATON. SHOWING PLAN OF THE FOUR EASTERN LODES.	130
FIGURE 7-35 COSMO MINERALIZATION - LONGSECTION OF BLOCK MODEL >2G/T AU ALL 100 LODES	132
FIGURE 7-36 COSMO MINERALIZATION - LONGSECTION OF BLOCK MODEL >2G/T AU SLIVER LODE	133
FIGURE 7-37 COSMO MINERALIZATION - LONGSECTION OF BLOCK MODEL >2G/T AU ALL 200 LODES	133
FIGURE 7-38 COSMO MINERALIZATION - LONGSECTION OF BLOCK MODEL >2G/T AU ALL 300 LODES	134
FIGURE 7-39 COSMO MINERALIZATION - LONGSECTION OF BLOCK MODEL >2 G/T AU ALL 400 LODES	134
FIGURE 7-40 COSMO MINERALIZATION - LONGSECTION OF BLOCK MODEL >2G/T AU ALL 500 LODES	135
FIGURE 7-41 COSMO MINERALIZATION - LONGSECTION OF BLOCK MODEL >2G/T AU ALL 600 LODES	135
FIGURE 7-42 NORTH POINT DEPOSIT SIMPLIFIED CROSS SECTION – LOOKING NORTH	141
FIGURE 7-43 PRINCESS LOUISE DEPOSIT SIMPLIFIED CROSS SECTION - LOOKING NORTH	141
FIGURE 8-1STRUCTURAL – STRATIGRAPHIC MODEL FOR NEWMARKET GOLD DEPOSITS – PINE CREEK OROGEN (A. K. SENER 2004, A. K. SENER 2004)	147
FIGURE 8-2 PINE CREEK OROGEN STRUCTURAL INTERPRETATION	152
FIGURE 8-3 LOCATION AND INTERPRETED DISPLACEMENT OF THE F1 FAULT LOOKING WEST.	154

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FIGURE 8-4 LONGSECTION SHOWING LOCATION OF THE F8 AND F9 FAULTS - LOOKING WEST.	155
FIGURE 8-5 PLAN VIEW TAKEN AT THE 940RL SHOWING DISPLACEMENT OF THE FOOTWALL MINERALIZATION LODES DUE TO THE DEXTRAL STRIKE SLIP MOVEMENT ON THE F9 FAULT	156
FIGURE 8-6 COSMO PIT SOUTHEAST PORTAL WALL LOOKING SOUTHEAST SHOWING DEEPLY INCISED SLOTS AT THE TRACES OF FAULTS: F10 AND OTHER FAULTS. DOLERITES ARE IN GREEN STIPPLE.	157
FIGURE 8-7 DIAMOND CORE DEMONSTRATING F-10 FAULT FABRIC AT DEPTH IN THE FOOTWALL OF THE EASTERN LIMB	158
FIGURE 8-8 MINERALIZATION DEVELOPMENT HEADING ON THE 955-100 SOUTH DRIVE SHOWING THE 100 LODE ON THE LEFT, THE F10 FAULT, AND THE 200 LODE ON THE RIGHT (LOOKING SOUTH).	158
FIGURE 8-9 FLAT NORTH DIPPING FAULTS SEEN IN THE EAST WALL OF THE COSMO PIT.	159
FIGURE 8-10 REGIONAL GEOLOGY AND BASE METAL DEPOSITS OF THE PINE CREEK OROGEN	162
FIGURE 9-1 CONCEPTUAL ILLUSTRATIONS TAKEN FROM (J. MILLER 2014)	164
FIGURE 9-2 PLAN OF UNDERGROUND GEOLOGY	165
FIGURE 9-3 LOCATION OF COSMO MINE NEAR MINE TARGETS, DRILL TESTED IN 2015	165
FIGURE 9-4 PERSPECTIVE VIEW DISPLAYING TARGET AREAS BENEATH, AND NORTH DOWN PLUNGE FROM THE COSMO DEPOSIT LOOKING TOWARDS THE WNW	166
FIGURE 9-5 PLAN VIEW – WESTERN LODES GOLD INTERCEPTS	169
FIGURE 9-6 PLAN VIEW SHOWING LOCATION OF THE WESTERN LODE DRILLING WITH RESPECT TO THE EASTERN LODE MINERALIZATION AND MAJOR STRUCTURES INTERPRETED PRIOR TO THE CURRENT STUDY	170
FIGURE 9-7 OBLIQUE 3D VIEW LOOKING APPROXIMAT DOWN PLUNGE OF THE MINERALIZATION (I.E. VIEWED AT APPROXIMATELY 50O>335O IN MINE GRID)	171
FIGURE 9-8 EXAMPLE OF HEMATITE-SILICA ALTERATION AT LANTERN AND THE PROXIMAL ASSOCIATION WITH GOLD MINERALIZATION (RHS VG = VISIBLE GOLD) FROM MILLER 2015A – HOLE CW101002	172
FIGURE 9-9 SECTION STRUCTURAL INTERPRETATION AND MINERALIZATION STYLE SUMMARY FOR LANTERN TARGET HOLE CW101002 (– FROM MILLER 2015A)	173
FIGURE 9-10 EXAMPLE OF LANTERN MINERALIZATION SHOWING FOLDED LAMINATIONS OF CHLORITE-SILICA-HEMATITE ALTERATION WITH PYRITE AND CARBONATE BEDS.	174
FIGURE 9-11 EXAMPLE OF LANTERN MINERALIZATION SHOWING HOW CHLORITE-SILICA-HEMATITE LAMINATIONS ARE COMMONLY FOUND TO THE MARGINS OF MARLY CARBONATE BEDS.	174
FIGURE 9-12 SCHEMATIC CROSS SECTION LOOKING NNW ACROSS THE LANTERN TARGET AREA	175
FIGURE 9-13 GRAPH OF HANDHELD XRF IRON RESULTS COMPARED TO FIRE ASSAY GOLD GRADES IN LANTE RN HOLE CW101006	176
FIGURE 9-14 LOCATION OF HANGINGWALL AND FOOTWALL LODES IN RELATION TO THE F1 FAULT MOVEMENT. LEFT HAND DIAGRAM SHOWS CURRENT MINERALIZATION. RIGHT HAND DIAGRAM SHOWS ESTIMATED LODE LOCATIONS PRE F1 FAULT MOVEMENT.	178
FIGURE 9-15 LONG SECTION ILLUSTRATING TARGETS FOR MINERAL RESOURCE & MINERAL RESERVE GROWTH IN 2016	179
FIGURE 9-16 INCLINED PLAN VIEW SHOWING THE MAJOR EXPLORATION GROWTH TARGETS FOR 2016 AT THE COSMO DEEPS MINE	179
FIGURE 9-17 PINE CREEK ELIZABETH MINE AREA REGIONAL STRUCTURAL INTERPRETATION	180
FIGURE 9-18 ELIZABETH MINE AREA BIDDLECOMBE (1985) OUTINE OF SPECULATIVE MINERAL RESOURCE	181
FIGURE 9-19 ELIZABETH MINE - UNION REEFS AREA AEROMAGNETIC SURVEY RTP 1ST VD BASE.	183
FIGURE 9-20 LOCATION PLAN FOR ESMERALDA DEPOSIT	184
FIGURE 9-21 ESMERALDA GEOLOGICAL MAPPING CARRIED OUT BY W P KARPETA	188
FIGURE 9-22 SCHEMATIC EAST-WEST SECTION THROUGH ESMERALDA A AND B WITH MINERALIZATION MARKED IN ORANGE	188
FIGURE 9-23 SCHEMATIC PLAN SHOWING THE FORMATION OF MINERALIZED BEDDING PLANE PARALLEL QUARTZ VEINS DURING THE F3 SINISTRAL STRIKE-SLIP DEFORMATION	189
FIGURE 9-24 ELR10 GRAB SAMPLES LOCATIONS AND RANGE OF ASSAYS - AU G/T	190
FIGURE 9-25 SURFACE DRILLING WITH GAS PIPELINE LOCATION	192
FIGURE 9-26 ENVIRONMENTAL DRILLING AT INTERNATIONAL DEPOSIT	194
FIGURE 9-27 STREAM SEDIMENT SAMPLE LOCATIONS, COSMO SOUTH	196
FIGURE 9-28 VTEM SURVEY CHANNEL 42 RESULTS OVER THE COSMO SOUTH AREA	198
FIGURE 9-29 MT BONNIE EAST VTEM CONDUCTOR – CHANNEL 35 WITH PROFILES	199
FIGURE 9-30 AIRBORNE CONDUCTORS ON TOTAL MAGNETIC INTENSITY AEROMAGNETIC BASE, MT ELLISON EAST AREA	201
FIGURE 9-31 MT ELLISON EAST GEOLOGY AND VTEM CONDUCTOR AXIS	206
FIGURE 9-32 VTEM SURVEY RESULTS, BFIELD CHANNEL 35 OVERLAIN WITH SOIL SAMPLE RESULTS	207
FIGURE 9-33 BONS RUSH EAST VTEM PROFILES	208
FIGURE 9-34 CONDUCTOR AXES FOR BLT_021 AND BLT_022. VTEM SURVEY LINE PATH IS SHOWN WITH BLACK LABELS, AND LATE TIME VTEM RESPONSE PROFILE IS SUPERIMPOSED. BACKGROUND IMAGE IS FIRST VERTICAL DERIVATIVE OF TMI MAGNETICS. VT EM LINE SPACING 150M	209
FIGURE 9-35 LINE 10600, LATE TIME VTEM CHANNELS (39-48). MODELED (RED) AND OBSERVED (BLACK) RESPONSES OF BLT_021 AND BLT_022	210
FIGURE 9-36 PLAN VIEW (A) OF CONDUCTIVE PLATES WITH LATE TIME (CH40) PROFILE SUPERIMPOSED ON FLIGHT PATHS FOR LINES 10600 AND 10610. SECTION VIEW (B) LOOKING FROM THE SOUTH WITH LATE TIME (CH40) PROFILE SUPERIMPOSED ON FLIGHT PATHS, AND SURFACE ELEVATION PROFILE JUST BELOW FLIGHT PATH	211
FIGURE 9-37 CONDUCTOR AXIS FOR BLT_020 AND BLT_026. VTEM SURVEY LINE PATH IS SHOWN WITH B LACK LABELS, AND LATE TIME VTEM RESPONSE PROFILE IS SUPERIMPOSED. BACKGROUND IMAGE IS FIRST VERTICAL DERIVATIVE OF TMI MAGNETICS.	212
FIGURE 9-38 LINE 10600, LATE TIME VTEM CHANNELS (40-48). MODELED (RED) AND OBSERVED (BLACK) RESPONSE OF BLT_026	213
FIGURE 9-39 LINE 10480, LATE TIME VTEM CHANNELS (40-48). MODELED (RED) AND OBSERVED (BLACK) RESPONSE OF BLT_020	214
FIGURE 9-40 PLAN VIEW (A) OF CONDUCTIVE PLATES AND FLIGHT PATHS FOR LINES 10470 AND 10480. SECTION VIEW (B) LOOKING FROM THE SOUTH WITH FLIGHT PATHS, AND SURFACE ELEVATION PROFILE	214
FIGURE 9-41 AG (PPB) IONIC LEACH SOIL SAMPLE RESULTS – VTEM ANOMALY AREA	217
FIGURE 9-42 SNAKEBITE AND EL25748 LOCATION MAP	218
FIGURE 9-43 NORTH CULLEN AREA VTEM ANOMALIES OVERLAIN WITH SOIL SAMPLE RESULTS AU-PPB	221
FIGURE 9-44 1:10K MAPPING OF JENKINS AREA.	223
FIGURE 9-45 BAN BAN AREA GEOLOGY WITH VTEM CONDUCTORS OVERLAIN	225
FIGURE 9-46 NORTHERN GOLD MAP DEPICTING THE BON’S RUSH DEPOSIT AREA FOLD NOSE	227
FIGURE 10-1 3D COSMO MINE DRILLING MODEL	230
FIGURE 10-2 CROSS SECTION OF COSMO MINE LOOKING SOUTH	233
FIGURE 10-3 PLAN OF COSMO MINE SURFACE RC DRILLING 2015	234
FIGURE 10-4 COSMO MINE LOCAL GRID CONVERSION PLAN	234
FIGURE 10-5 UNION REEFS LOCAL GRID CONVERSION PLAN	237

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Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

1 EXECUTIVE SUMMARY

1.1	INTRODUCTION

This document has been prepared for Newmarket Gold Inc. (“Newmarket Gold”), the beneficial owners of the Northern Territory Operations (collectively, the “NT Operations”). Newmarket Gold is a Canadian, Toronto Stock Exchange listed (TSX) corporation, and the NT Operations comprise a group of mineral tenements totaling 2,030km2 in the Northern Territory, Australia which include an inventory of historical gold discoveries, historical and modern gold mines, and current mineral resources and mineral reserves.

In early July 2015, Newmarket Gold Inc. merged with Crocodile Gold Corp. (“Crocodile Gold”), to form a new Canadian gold mining company that has 100% ownership of the NT Operations including the producing Cosmo Mine.

This document provides a summary of the key changes in mineral resources and mineral reserves that have resulted from ongoing exploration and mineral resource definition drilling as well as ongoing mine design and evaluation up to December 31, 2015.

The NT Operations have previously been individually identified but frequently referred to as the Cosmo Mine, the Burnside Gold & Base Metals Project, the Union Reefs Gold Project and the Pine Creek Gold Project. Within each of these project areas are located numerous gold deposits with estimated mineral resources and mineral reserves. The processing facility at Union Reefs is factored into the economic evaluation of all of the Company’s mineral resources and mineral reserves in the NT Operations and as a result of the shared infrastructure and close proximity of the various projects Newmarket Gold has determined it is prudent to prepare one technical report and treat the NT Operations as a single project.

Since the publication of the last technical reports, Newmarket Gold has undertaken mining at the Cosmo Gold Mine and processed ore through the mill at Union Reefs. During the same period Newmarket Gold has completed exploration activities at the Esmeralda deposit to the south of the Union Reefs processing facility.

1.2	PROPERTY DESCRIPTION AND LOCATION

The NT Operations comprises a total of 141 mineral titles (including 133 granted and eight applications) covering an area of approximately 224km2. The NT Operations also comprises a total of 46 Exploration titles (all granted) that covers a total area of 1,806km2.

These tenements are generally 100% owned by Newmarket Gold as detailed in Table 1-1 (there are a two non-core titles operated by Newmarket Gold with less than 100% ownership):

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

License Type	Number	Area (km²)
Exploration Licence
Exploration License (EL)	24	1,791.59
Exploration License Application (ELA)	-	-
Exploration License Retention (ELR)	2	14.83
Sub Total	26	1,806.41
Mineral Leases
Mineral Claim (MC)	55	11.66
Mineral Lease (ML)	72	191.77
Mineral Lease Application (MLA)	8	20.11
Mineral Authority (MA)	6	0.82
Sub Total	141	224.36
Total	167	2,030.77

TABLE 1-1 SUMMARY OF MINERAL TITLES FOR NEWMARKET GOLD NT OPERATIONS

Note*: Some areas of Exploration Licenses includes areas of Mineral Leases.

Geographically, the NT Operations are centered between the villages of Adelaide River to the north and Pine Creek to the south. The area was historically an important gold mining center, and is serviced by the Stuart Highway, 248km south-southeast of Darwin the capital city of the Northern Territory.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

1.3	GEOLOGY & MINERALIZATION

The NT Operations property falls within the Archaean to Palaeo-Proterozoic Pine Creek Orogen, one of the major mineral provinces of Australia. The Pine Creek Orogen is a deformed and metamorphosed sedimentary basin up to 14km maximum thickness covering an area of approximately 66,000km2 and extending from Katherine in the south to Darwin in the north. It hosts significant mineral resources of gold, uranium and platinum group metals (PGMs), as well as substantial base metals, silver, iron and tin-tantalum mineralization.

The Pine Creek Orogen comprises of a series of late Archaean granite-gneiss basement domes, which are overlain by a fluvial to marine sedimentary sequence. Several highly reactive rock units are included within this sedimentary sequence, including carbonaceous shale, iron stones, evaporite, carbonate and mafic to felsic volcanic units of the South Alligator and Finniss River Groups. This sequence has been subjected to regional greenschist facies metamorphism and multiphase deformation, which has resulted in the development of a northwest trending fabric. Subsequent widespread felsic volcanism and the intrusion of granitoids caused contact metamorphism, in aureoles between 500m and 2.0km wide, which overprint the earlier regional metamorphism. After the granitoid intrusions, during regional extensional deformation, an extensive array of northeast and northwest trending dolerite dykes intruded the metasedimentary sequence.

Gold mineralization within the Pine Creek Orogen is preferentially developed within strata of the South Alligator Group and lower parts of the Finniss River Group along anticlines, strike-slip shear zones and duplex thrusts located in proximity to the Cullen Granite Batholith. Of particular stratigraphic importance are the Wildman Siltstone, the Koolpin Formation, Gerowie Tuff, Mount Bonnie Formation and the Burrell Creek Formation.

The Cosmo Mine geology is made up of a series of distal cyclical marine depositional events contained in a sequence of inter-bedded siltstones, carbonaceous mudstones, banded ironstone, phyllites, dolerite sills and greywacke units.

Generally gold mineralization is associated with quartz veins that occur as stockwork veins, sheeted veins, and discordant quartz veins in faults and shear zones, and frequently as saddle-reefs. There is a common association with antiformal structures.

Gold occurs both as free gold, frequently associated with pyrite and arsenopyrite, and has been recorded as refractory in some deposits, but these are rare in the NT Operations project.

The Cosmo Mine mineralization lies within a marine siltstone package located between the Inner Zamu Dolerite sill and a +30m thick pyritic carbonaceous mudstone unit identified as the “Pmc” unit. Siltstones, near the Pmc contact often contain boudinaged chert lenses. These cherts are recrystallized to resemble the sucrosic texture of quartzite. The unit intercalates with massive and banded siltstones. The width of the gold hosting siltstones is 30 to 50m in the footwall of the F1 Fault and from several meters to 50+ meters in the hangingwall due to variably developed folding.

Four main lodes have been delineated in the Footwall Lodes and three in the Hangingwall Lodes in relation to the F1 Fault. These are the 100 Lode, 200 Lode, 300 Lode and the 400 Lode on the footwall of the Eastern Limb, with the 500 Lode, 600 Lode and 101 Lode in the hangingwall.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Gold mineralization is closely associated with arsenopyrite often seen within the boudinaged greywacke unit (Pgtb), especially in the 100 Lode. The mineralization styles, both on the hangingwall and footwall of the F1 Fault are very similar, with the main mineralization associated with, but not necessarily totally constrained within the Pgtb unit. The main sulphide minerals in the fresh rock are pyrite and arsenopyrite, with traces of sphalerite and chalcopyrite. Pyrrhotite occurs below depths of 300m and is predominantly seen in the Pmc unit.

The Union Reefs deposit model (including Esmeralda) generally conforms and supports the Pine Creek Orogen model as outlined in Section 8.1 . Gold mineralization has been focused within two zones, (Union and Lady Alice Line at Union Reefs and Zone “A“ and Zone “B“ at Esmeralda) in the sheared axial zones of two adjacent faulted antiforms that strike NNW-SSE. At Esmeralda the north eastern “Zone A” is within 300m of the contact of the Allamber Springs Granite of the Cullen Suite and lies within the outer metamorphic aureole of the granite. It dips steeply southwest and has been significantly silicified and brecciated. Chert facies rocks are reported to coincide with the mineralized zones, which locally contain visible gold.

Gold mineralization at Pine Creek is focused on the axial zones of parallel major upright folds. The most productive is termed the Enterprise Anticline; others include the less productive International-Czarina Anticline. The folds plunge shallowly towards 135 degrees at around 10 degrees and the limbs dip southwest and northeast at around 65 degrees. The fold axes are sub-vertical.

The Pine Creek Orogen also hosts some world-class uranium deposits, occasionally gold/PGM rich, and stratabound gold ± silver rich base metal deposits.

1.4	EXPLORATION, DEVELOPMENT AND OPERATIONS

The area currently covered by the NT Operations have undergone a lengthy exploration and development history that has spanned over 140 years of historical prospecting and mining and several waves of modern exploration and development in the 1980’s and 1990’s.

A total of over 3.7Moz of gold has reportable been produced from the Pine Creek Orogen and in excess of 3Moz have been produced in the past from deposits that are currently within the NT Operations Property.

It is estimated that over 750,000m of historical drilling have been completed within the land area covered by the Pine Creek Orogen. Since 2009, Crocodile Gold/Newmarket Gold has drilled roughly 220,000m of drilling across all NT Operations.

During the period between 2011 and 2015, Crocodile Gold/Newmarket Gold has drilled a total of 169,611m of diamond drilling into the Cosmo Mine. During the same period 2,969m of RC drilling was also completed within the same area.

At the Cosmo Mine, exploration efforts are centered on the definition of controls on gold mineralization to generate near mine exploration targets. This work resulted in four ‘in-mine’, and four ‘near-mine’, prioritized drill targets and recommendations to reprocess geophysical data and conduct additional targeted research projects around the mine.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Cosmo Mine exploration growth drill programs were conducted in six individual areas; and complimentary to the above mentioned exploration programs was the mining of a drive at the 640RL level with the purpose of providing optimal drill platforms to drill targets such as the Sliver, Hinge and Western Lodes to the deeper northern end of the underground mine.

The Cosmo Mine has been operating consistently since commercial production was declared with quarterly gold production ranging between 12,000 and 22,000oz.

At the Esmeralda deposit, located south of the Union Reefs mill, a mapping campaign was completed in 2014, which led to a series of drill holes being completed with the objective of improving the mineral resource classification from Inferred to Indicated.

Exploration activities at the Burnside area included mapping and sampling following up on targets generated by the 2011 airborne VTEM geophysical survey. This work has identified new targets that will require additional follow up work to determine the potential for future development.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

MINERAL RESOURCES AND MINERAL RESERVES

NEWMARKET GOLD MINERAL RESOURCE STATEMENT - 31 December 2015													
		MEASURED MINERAL RESOURCE				INDICATED MINERAL RESOURCE				INFERRED MINERAL RESOURCE			
Project	Deposit	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold
Cosmo	Cosmo*[B]	2.0	1,650,000	3.63	192,500	2.0	2,987,000	2.99	287,600	2.0	678,000	2.76	60,200
Burnside	Howley					0.7	5,836,000	1.22	228,900	0.7	1,351,000	1.41	61,200
	Mottrams					0.7	204,000	1.17	7,700	0.7	169,000	1.14	6,200
	North Point					0.7	139,000	1.43	6,400	0.7	117,000	1.31	4,900
	Princess Louise					0.7	394,000	1.30	16,500				
	Rising Tide					0.7	292,000	1.45	13,600	0.7	372,000	1.49	17,800
	Fountain Head					0.7	273,000	1.79	15,700	0.7	99,000	1.95	6,200
	Tally Ho*					2.0	221,000	4.71	33,400	2.0	114,000	4.86	17,900
	Kazi									0.7	410,000	1.95	25,700
	Western Arm									0.7	3,383,000	1.11	120,300
	Bon's Rush									0.7	805,000	2.33	60,400
	Sub-total		**0**	**0.00**	**0**		**7,358,000**	**1.36**	**322,200**		**6,820,000**	**1.46**	**320,600**
Union Reefs	Prospect Claim*					2.0	450,000	5.07	73,200	2.0	380,000	7.23	88,400
	Crosscourse E-Lens*					1.0	2,301,000	1.85	136,900	1.0	479,000	1.96	30,200
	Crosscourse Western Lode*					2.0	191,000	3.67	22,500	2.0	96,000	4.05	12,500
	Low-Grade Stockpiles									N/A	260,000	0.75	6,300
	Esmeralda*					0.5/2.0	558,000	2.08	37,300	0.5/2.0	142,000	2.60	11,800
	Lady Alice									0.5	68,000	1.88	4,100
	Millars/BigTree/PingQue									0.5	523,000	1.79	30,100
	Orinoco					0.5	80,000	1.32	3,400	0.5	17,000	2.42	1,300
	Union North									0.5	559,000	1.52	27,300
	Union South/ Temple									0.5	818,000	1.33	35,000
	Sub-total		**0**	**0.00**	**0**		**3,579,000**	**2.38**	**273,300**		**3,342,000**	**2.30**	**246,900**
Pine Creek	Cox					0.5	730,000	1.41	33,100	0.5	74,000	1.36	3,300
	Czarina					0.5	1,046,000	1.80	60,600				
	South Czarina									0.5	294,000	1.49	14,100
	Enterprise									0.5	1,061,000	2.57	87,600
	Gandy's					0.5	535,000	1.81	31,100	0.5	482,000	2.92	45,300
	International					0.5	5,112,000	1.19	195,600	0.5	197,000	1.29	8,200
	Kohinoor					0.5	470,000	1.79	27,100	0.5	331,000	2.67	28,400
	South Enterprise					0.5	500,000	1.99	32,000	0.5	101,000	1.35	4,400
	Sub-total		**0**	**0.00**	**0**		**8,393,000**	**1.41**	**379,400**		**2,540,000**	**2.34**	**191,300**
	TOTAL		**1,650,000**	**3.63**	**192,500**		**22,317,000**	**1.76**	**1,262,500**		**13,381,000**	**1.90**	**819,000**

Notes: * Underground Resource, [B] = currently operating deposit

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Notes for Table 1-2:

1.	Mineral resources are stated as of December 31, 2015.

2.	Mineral resources are inclusive of mineral reserves, which are set out below.

3.	Mineral resources are calculated using these parameters.

a.	Gold Price of $A1,500/oz, metallurgical recovery of 90-92.0% depending on mineral resource.
b.

Lower cut-off of 2.0g/t Au is used to calculate the mineral resources for Underground deposit and 0.5g/t Au for open pit mineral resources at Pine Creek and Union Reefs and 0.7g/t Au for Burnside. A lower cut of 1.0 g/t Au for underground mineral resources at Crosscourse due to size of potential deposit.

c.	All tonnes are rounded to the closest 1,000t and ounces are rounded to the closest 100 ounces.
d.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

4.

The mineral resource estimates were prepared by Mark Edwards, B.Sc. MAusIMM (CP) MAIG, General Manager Exploration for Newmarket Gold who has over 18 years of relevant experience and is a qualified person for mineral resources as per the NI43- 101.

The mineral reserve estimate for the Cosmo Mine is summarized as follows:

Classification	Tonnes (t)	Gold (g/t)	Gold (oz)
Proven
Underground	479,000	3.50	53,800
Stockpile	8,000	2.38	600
Proven Subtotal	487,000	3.47	54,400
Probable
Underground	445,000	3.28	46,900
Total mineral reserve	932,000	3.38	101,300

TABLE 1-3 COSMO MINE MINERAL RESERVE CLASSIFICATION AS AT DECEMBER 31, 2015

Notes on Table 1-3:

1.	The mineral reserve is stated as of December 31, 2015.

2.	All mineral reserves have been estimated in accordance with the JORC code and have been reconciled to CIM standards as prescribed by the National Instrument 43-101.

3.	mineral reserves were estimated using the following mining and economic factors:

a.	14% dilution at 0.5g/t Au is added to all stopes, based on reconciled 2015 production.
b.	Minimum stope width of 3.0m.
c.	Stope recovery of 90%, based on reconciled 2015 production.
d.	Crown pillar mining recovery of 50%.
e.	15% dilution at the mineral resource 7 grade is added to all development.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

f.	Mineralization development recovery of 100% is assumed.
g.	A gold price of $A1,450/oz.
h.	An overall processing recovery of 92.0% at a cost of $28.90/t.
i.	Total mining cost used of $68.72/t.
j.	Stockpiles include Cosmo material at the Mine and Union Reefs Processing facility.
k.	Tonnes are rounded to the closest 1,000t and ounces are rounded to closest 100 oz.

4.	The cut-off grade for mineral reserves has been estimated at 2.3g/t Au.

5.

Mineral Reserve estimates were reviewed by Murray Smith who is a consultant with Mining Plus Pty Ltd. Mr. Smith is a Member and Chartered Engineer of the Australasian Institute of Mining and Metallurgy, has over 20 years of relevant engineering experience and is the Qualified Person for Mineral Reserves for Cosmo Mine.

The mineral reserve estimate for the Union Reefs Underground deposit at the Prospect Mine is based on bottom-up up-hole benching with backfill and longhole open stoping mining methods.

Classification	Tonnes (t)	Gold Grade (g/t)	Gold (ozs)
Proven
Probable	276,000	4.42	39,200
Total mineral reserve	276,000	4.42	39,200

TABLE 1-4 MINERAL RESERVE CLASSIFICATION PROSPECT DEPOSIT UNDERGROUND AS AT DECEMBER 31, 2015

Notes on Table 1-4:

1.	The mineral reserve is stated as of December 31, 2015.

2.	All mineral reserves have been estimated in accordance with the JORC code and have been reconciled to CIM standards as prescribed by the National Instrument 43-101.

3.	mineral reserves were estimated using the following mining and economic factors:

a.	A 0.2m hangingwall and footwall skin has been added to the economic stope shape to allow for dilution.
b.	Minimum stope width is 2m.
c.	Stope recovery is 95% .
d.	A gold price of $A1,450/ oz.
e.	An overall processing recovery of 93% at a cost of $28.90/t.
f.	Total mining cost of $87.10/t.
g.	Tonnes are rounded to the closest 1,000t and ounces are rounded to closest 100 oz .

4.	The cut-off grade for mineral reserves has been estimated at 2.7g/t Au.

5.

Mineral Reserve estimates were reviewed by Murray Smith who is a consultant with Mining Plus Pty Ltd. Mr. Smith is a Member and Chartered Engineer of the Australasian Institute of Mining and Metallurgy, has over 20 years of relevant engineering experience and is the Qualified Person for Mineral Reserves at Prospect Underground ..

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

The mineral reserves for the Union Reefs deposit for the Esmeralda open pit mine and are based on open pit mining techniques as at December 31, 2015.

Classification	Tonnes (t)	Gold Grade (g/t)	Gold (ozs)
Proven
Probable	244,000	1.61	12,700
Total mineral reserve	244,000	1.61	12,700

TABLE 1-5 MINERAL RESERVE CLASSIFICATION ESMERALDA OPEN PIT AS AT DECEMBER 31, 2015

Notes on Table 1-5:

1.	The mineral reserve is stated as of December 31, 2015

2.	All mineral reserves have been estimated in accordance with the JORC code and have been reconciled to CIM standards as prescribed by the National Instrument 43-101

3.	mineral reserves were estimated using the following mining and economic factors:

a.	Dilution of 10% and mineralization loss of 5%
b.	Mining costs of $4.50/t and processing costs of $26.00
c.	A gold price of $A1,450/oz
d.	An overall processing recovery of 90%
e.	Tonnes are rounded to the closest 1,000t and ounces are rounded to closest 100 oz

4.	The cut-off grade for mineral reserves has been estimated at 0.7g/t Au

5.

Mineral reserve estimates were prepared by Mark Edwards who is a Member of the Australasian Institute of Mining and Metallurgy and has over 18 years of relevant experience and is the Qualified Person for mineral reserves for Esmeralda open pit as per the National Instrument 43-101.

The following is a summary of mineral reserves in the Pine Creek deposits.

Pit	Classification	Tonnes (t)	Gold Grade (g/t)	Gold (ozs)
Cox	Proven
	Probable	133,000	1.61	6,900
International	Proven
	Probable	860,000	1.30	35,900
Kohinoor	Proven
	Probable	129,000	2.39	9,900
South Enterprise	Proven
	Probable	123,000	2.37	9,400
Total Mineral reserve		1,245,000	1.55	62,100

TABLE 1-6 MINERAL RESERVE CLASSIFICATION FOR PINE CREEK AS AT DECEMBER 31, 2015

Notes on Table 1-6:

1.	The mineral reserve is stated as of December 31, 2015

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

2.	All mineral reserves have been estimated in accordance with the JORC code and have been reconciled to CIM standards as prescribed by the National Instrument 43-101

3.	mineral reserves were estimated using the following mining and economic factors:

a.	Dilution of 15% and mineralization loss of 5% for all pits excluding International which used a mining dilution of 10%
b.	Mining costs of $4.80/t and processing costs of $33.24
c.	A gold price of $A1,450/oz
d.	An overall processing recovery of 90% for all pits excluding International, which used a recovery of 85%
e.	Tonnes are rounded to the closest 1,000t and ounces are rounded to closest 100oz

4.	The cut-off grade for mineral reserves has been estimated at 0.9g/t Au.

5.

Mineral reserve estimates were prepared by Mark Edwards who is a Member of the Australasian Institute of Mining and Metallurgy and has over 18 years of relevant experience and is the Qualified Person for mineral reserves at Pine Creek as per the National Instrument 43-101.

There are no known situations where the mineral reserves outlined above could be materially affected by environmental, permitting, legal, title, treatment, socio-economic or political issues. There is however some risk with any gold mineral reserve where the gold price may affect the overall economic viability of a mining operation.

1.6	CONCLUSIONS AND RECOMMENDATIONS

  The Cosmo mineral resource and mineral reserve have seen a decrease in inventory over the past 12 months. A detailed review of the mine scale geology and mineralization has been completed during the year, increasing the understanding of the deposit. Exploration activities are now required to advance this understanding into the conversion of mineral resources. This understanding of the geology and mineralization of the Cosmo Mine should continue to evolve during the coming year as more exploration is completed within the mine.

  The drilling completed at the Esmeralda deposit in the Union Reefs area has shown that the grade of the deposit is similar to the previous mineral resource estimate; however, the tonnes are significantly lower. It has been recognized that one diamond hole, which had poor recovery, may be affecting the estimation in the Esmeralda A deposit. This area has the potential to negatively influence the mineral reserves and should be investigated.

  The scale of the Prospect underground mine at the Union Reefs area is significantly smaller than the Cosmo Mine but the economics of the mineral reserve suggest it would complement the current mining operations. The proximity to the Union Reefs processing facility is also a positive factor for the deposit.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

  The Pine Creek deposits have the potential to add significant tonnes to the current Cosmo Mine only mining schedule. These deposits should be further assessed for possible ramping up into the life of mine plans.

  Several mineral resources reported in the Burnside deposit area (Kazi, Western Arm and Bon’s Rush prospects for example) were completed prior to 2009 when compared to the current estimates for Cosmo and Prospect deposits . While the Author believes these estimates are still current and applicable, the use of more modern techniques, further definition drilling and exploration may improve the understanding of the potential of these deposits. The experience gained from mining operations at places like Howley in the Burnside deposit area and the Cosmo Mine should be used to improve the mineral resource estimation process.

1.6.1 COSMO MINE

Advancement in the geological and mineralization understanding for the Cosmo Mine over the past 12 months has resulted in the definition of exploration targets within the mine. It is recommended that this understanding continue to be developed and advanced through exploration drilling campaigns. Table 1-7 below covers the proposed exploration programs to continue the development of the Cosmo Mine.

Target	Current Exploration Status	Potential outcome	Description	Diamond Drill Meters	Total Cost
Western Lodes	Advanced Scoping	Inferred Status	Plunging mineralization system close to the 640 exploration drill drive	3,000	$350,000
Lantern 700 lode	Project Scoping	Inferred Status	Detailed drilling of 700 lode material within Lantern lode close to current development	3,500	$350,000
Lantern Central	Exploration	Investigative	Longer drilling testing the Central zone of the lantern target area	3,000	$400,000
Hinge Footwall	Project Scoping	Inferred Status	Drill testing the hinge zone below the F1 fault, currently intersected with Sliver drilling	2,000	$250,000
Cosmo Deeps	Project Scoping	Investigative	Investigative drilling of the 100- 300 lodes down plunge of current mineral resources	3,500	$420,000
Sliver	Project Scoping	Inferred Status	Continue the development of the Sliver target down plunge of current mineral resources	5,800	$700,000
Cosmo Surface 2300mN	Exploration	Investigative	Test the down plunge extensions of the Sliver and Cosmo Deeps target	3,600	$900,000
Total Exploration				24,400	$3,370,000

TABLE 1-7 PROPOSED EXPLORATION PROGRAMS FOR COSMO MINE FOR 2016.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Figure 1-2 shows the approximate location of the Western Lode, Sliver Lode, Lantern Lode and the Footwall Hinge Lode. These areas have the potential to add additional ounces to the mineral resource and mineral reserve statement over the next 12 months. The 640 Drill Drive extension is currently underway and will form a good platform for underground drilling of most of these targets.

Infill drilling is also planned to continue in 2016 with the aim being to maintain at least 12-18 months of mineral reserves drilled out to 20m x 10m spacing. The possible status for the end of 2016 reflects the opinion of Mark Edwards, General Manager of Exploration for Newmarket Gold and Qualified Person for this technical report. This drilling is seen as a critical path to replacing mineral reserves mined each year. This is the highest priority drilling for the Cosmo Mine and is the focus for the geological team based at the mine. Each program is reviewed regularly and altered to provide the required outcomes for mine planning purposes.

1.6.2 UNION REEFS

Drilling completed at the Esmeralda deposit has demonstrated the potential for future mining activities. While an overall reduction in mineral inventory (when combining Indicated and Inferred inventories) has resulted, it has been recognized that one diamond hole performed badly with lower than expected core recoveries. This has resulted in the reduction of tonnes in the core of the Esmeralda A Deposit. It is recommended that a second RC hole be twinned with this diamond hole that returned questionable assay results to confirm the width of the mineralization. It would be estimated that an additional 100m of RC drilling be completed at a cost of $10,000 (excluding any potential mobilization costs).

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Work also needs to continue on developing the Mine Management Plan (MMP) for the Esmeralda deposit. This work advanced significantly over the past 12 months, with base line studies and a Notice of Intent supplied to the Northern Territory Environmental Protection Agency (NTEPA). This work will continue at an estimated cost of $80,000 to finalize the approval to mine.

With the potential to commence mining operations at the Esmeralda deposit, located to the south of the Union Reefs processing facility, it is recommended that all mineral resources around the Union Reefs processing facility be reviewed for mining potential. Some drilling was completed in 2011 around deposits such as Millars and Lady Alice. These drilling results should be used with the new understanding gained at Esmeralda and Prospect deposits, and new mineral resource estimations should be completed. These could then be optimized to identify the potential for open pit mining. The costs of this work would be captured within the current NT Operations staff budget.

1.6.3 PINE CREEK

In the Pine Creek area there are currently four different mineral reserve deposits reported, including International, Kohinoor, Cox and South Enterprise deposits. There is the potential to add one year’s additional processing material for the Union Reefs facility. Some work is required to further advance the permitting process for these operations. While the deposits are located on an active Mineral Lease, work is required on the development of a Mine Management Plan for operations. This will require $150,000 of test-work and reporting to be completed.

There is also the potential to identify additional mineral resources at Pine Creek, particularly around the Enterprise South and Gandy’s North deposits. It is estimated that 2,000m of RC drilling for Enterprise South would be required at a cost of $200,000. At Gandy’s North, a diamond drilling program of 1,500m is recommended at a cost of $400,000 in order to test the higher grade plunging structure. This would potentially be an underground target, but due to its proximity to the surface there would also be some open pit potential.

1.6.4 BURNSIDE AREA

Newmarket Gold has been active in the past 2 years in rationalizing land holdings and mineral resources within the Burnside area. During this period, the Iron Blow deposit has been divested to PNX Metals Ltd, the Bridge Creek deposit has been divested to a local quarry operation, and the Glencoe deposit has been divested to Ark Mines Ltd. Also during this period a series of smaller, non-core Mineral Leases have been sold to third parties. It is recommended that this divestment of non-core assets continue to rationalize holdings within the Company’s NT Operations.

The Western Arm, Kazi and Bon’s Rush deposits are located proximal to each other. These deposits contain Inferred mineral resources. None of these three deposits have been previously mined. It is interpreted that they contain significant amounts of oxide mineralization. The mineral resource estimates for these deposits were completed by previous owners and will require an update These estimates have been reviewed by the Author and are deemed to be suitable for reporting however, an update will allow for more modern techniques to be utilized. Investigations are underway to understand the amount and quality of diamond drilling that was previously completed, and the remaining drill core that is available for additional study and test work. This drill core could be analyzed for required QA/QC purposes. It is estimated that this work would cost in the order of $10,000.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Drilling would also be required to convert these Inferred mineral resources to a high category to be used in future mineral reserve estimations. Below is an estimation of the drilling requirements for each deposit to convert them into a suitable mine plan.

  Western Arm – 5,000m of RC drilling at a cost of $500,000 and 1,000m of diamond drilling at a cost of $250,000. Additional test work required for future MMP approvals would be in the order of $150,000 (Metallurgical, environmental and geotechnical testing).
  Bon’s Rush – 5,000m of RC drilling at a cost of $500,000 and 1,500m of diamond drilling at a cost of $375,000. An additional $200,000 would be needed for additional test work for the MMP approval processes.
  Kazi – 3,000m of RC drilling at a cost of $300,000 and 500m of diamond drilling at a cost of $125,000. An additional test work budget of $150,000 is anticipated.
1.6.5 OTHER

Newmarket Gold will continue to review and make recommendations on the many mineral deposits contained within its NT Operations, in order to identify opportunities to expand its mineral resource base.

Farm-in agreements have been completed that allow third parties to carry out exploration on significant parts of the Company’s land position. It is anticipated that this allows for increased exploration expenditure that should identify opportunities for more focused work.

The Company should also regularly monitors local competitor activities in the area in order to quickly identify opportunities that may be potentially beneficial to Newmarket Gold, for example the opportunity to toll treat ore from deposits around the Union Reefs plant.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

2 INTRODUCTION AND TERMS OF REFERENCE

2.1	INTRODUCTION

The purpose of this technical report on the Northern Territory (NT) Operations is to support public disclosure of the mineral resource and mineral reserve estimates for the NT Operations, including the operating Cosmo Mine, as at December 31, 2015, and has been prepared for the use of Newmarket Gold to provide technical information to assist with business decisions and future project planning. This technical report conforms to National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) in accordance with Form 43-101F1, Guidelines for Preparation of Technical Reports. Mineral resource and mineral reserve estimations are prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards - On mineral resources and mineral reserves (May, 2014) as incorporated by reference in NI 43-101.

This technical report has been prepared at the request of Newmarket Gold by Mr. Mark Edwards of Newmarket Gold (the Author), with Sections 1-3, 15.1, 15.2, 15.5, 16.1, 16.2, 18.1, 18.2, 18.3, 21.1, 21.2, 22, 24, 25, 26 and 27 of this technical report reviewed by Murray Smith of Mining Plus Pty Ltd (the Independent Author) (collectively, the Authors).

Newmarket Gold is a Canadian TSX-listed gold mining and exploration company with three operating mines in Australia – the Fosterville and Stawell Gold Mines in the State of Victoria and the NT Operation’s Cosmo Mine in the Northern Territory.

This technical report includes a geological overview of the NT Operations, including a description of the geology, mineralization, key occurrences and deposits. It provides an update on mineral resources and mineral reserves, and makes recommendations on additional exploration and development drilling, which has the potential to upgrade mineral resource classifications and to augment the mineral reserve base.

The NT Operations have previously been individually identified but frequently referred to as the Cosmo Mine, the Burnside Gold & Base Metals Project, the Union Reefs Gold Project and the Pine Creek Gold Project. Within each of these project areas are located numerous gold deposits with estimated mineral resources and mineral reserves. The processing facility at Union Reefs is factored into the economic evaluation of all of the Company’s mineral resources and mineral reserves in the NT Operations and as a result of the shared infrastructure and close proximity of the various projects Newmarket Gold has determined it is prudent to prepare one technical report and treat the NT Operations as a single project.

Since the publication of the last technical reports, Newmarket Gold has undertaken mining at the Cosmo Mine and processed ore through the mill at Union Reefs. During the same period Newmarket Gold has completed exploration activities at the Esmeralda deposit located to the south of the Union Reefs processing facility.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

2.2	SCOPE OF WORK

The purpose of this technical report is to demonstrate the viability of the NT Operations (including the Cosmo Mine) through:

  Updated mineral resources and mineral reserves estimates; and
  Updating the economic assumptions used in calculating mineral reserves, taking into account changes in capital and operating costs.

The Authors were engaged by Newmarket Gold to prepare this technical report in compliance with NI 43-101 and Form 43-101F1.

The Authors have relied upon information made available to them by Newmarket Gold, which has included, in part, access to historical electronic databases and files, internal technical memorandums and reports, drill logs, assay reports, etc.

The Authors have also relied upon the technical assistance of the consultancy group Cube Consulting, a Perth, Australia, based consultancy group specializing in the generation and review of mineral resource estimates. This assistance relates to the several mineral resource outlined in this report, where they assisted with some technical aspects of the estimate process. Where they have contributed has been noted in the text of this report. This work has been reviewed by the Authors and is included as required.

Additional information from public domain sources and the Authors’ files were utilized to prepare this technical report.

One of the Authors, Mark Edwards, is the General Manager for Exploration for Newmarket Gold and is a Qualified Person under the requirements as set out in NI 43-101 and is not independent. The other Author of this report, Murray Smith, is from Mining Plus Pty Ltd and for the purposes of this report is an Independent Author.

The Authors have reviewed all such information and determined it to be adequate for the purposes of this technical report. The Authors do not disclaim any responsibility for the above noted information.

2.3	AUTHORS, QUALIFICATIONS AND RESPONSIBILITIES

Responsibilities for the preparation of certain sections of this technical report have been assigned to individual authors as shown in Table 2-1.

Technical reporting responsibilities of this technical report, and such individual authors are not responsible for sections of this technical report other than those indicated in this table.

Technical Report Section	Qualified Person	Employer
1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15.3, 15.4, 15.5, 16.3, 16.4, 17, 18.1, 18.4, 18.5, 19, 20, 21.3, 21.4, 22, 23, 24, 25, 26 & 27	Mark Edwards, BSc, MAusIMM (CP) MAIG	Newmarket Gold
1, 2, 3, 15.1, 15.2, 15.5, 16.1, 16.2, 18.1, 18.2, 18.3, 21.1, 21.2, 22, 24, 25, 26 & 27	Murray Smith, B.Eng. (Mining), MAusIMM (CP)	Mining Plus Pty Ltd

Table 2-1 Technical Reporting Responsibilities

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Mark Edwards is the General Manager for Exploration for Newmarket Gold. Mr. Edwards has 18 years’ experience working in gold operations and exploration in Western Australia, Botswana and the Northern Territory. Mr. Edwards has been involved in all aspects of the geological operations for Newmarket Gold (formerly Crocodile Gold) NT Operations Project (including the Cosmo Mine) since 2010. Mr. Edwards is a Chartered Geologist of the Australasian Institute of Mining and Metallurgy (member number 220787) as well as a Member of the Australian Institute of Geoscientists (member number 3655).

Murray Smith is a consultant with Mining Plus Pty Ltd. Mr. Smith is a Member and Chartered Engineer of the Australasian Institute of Mining and Metallurgy (member number 111064), has over 20 years of relevant engineering experience and is a Qualified Person under the requirements as set out in NI 43-101. Mr. Smith visited the property in March 2014 including touring the underground operation and meeting key staff.

2.4	DEFINITIONS

In this technical report, reference to the “NT Operations” of Newmarket Gold refers to all deposits and operations located in the Northern Territory. Additionally, reference to “Cosmo Mine” (Cosmo) of Newmarket Gold refers to the current mine area, which has been in operation since 2010. This deposit was previously reported in 2009, 2011, 2013, 2014 and again in 2015 with other deposits in the Pine Creek region, owned and operated by Crocodile Gold (now Newmarket Gold). Other deposits in the NT Operations area were reported previously in a single report in 2011 and separately in 2013.

The regional coordinate system utilized throughout the properties is the Universal Transverse Mercator System (UTM) projection. The Global Positioning System (GPS) datum is WGS-84, Zone 52L. Local mine grid conversion will be shown later in the report. Mineral resource estimates were carried out on the local grid corresponding to each individual mineral resource. All units, unless expressed otherwise, are in the Metric System. All gold assay grades are expressed as grams per metric tonne (g/t) unless otherwise specified, with tonnages stated in metric tonnes. Gold metal is reported in troy ounces.

Unless otherwise stated, monetary values are in Australian Dollars ($A).

Abbreviation	Unit or Term
Historical Mineral resource

Non-compliant mineral resource as reported in publicly available documentation. In no terms is this type of mineral resource to be included or quantified but is noted in this technical report to reflect previous work that has been completed on deposits outside the current listing in this mineral resource statement

IRR	Internal Rate of Return
kg	Kilogram(s)
km	Kilometer(s)
m	Meter (s)
Mt	Million tonnes
Mtpa	Million tonnes per annum
MMP	Mine Management Plan
NPV	Net Present Value
NMI	Newmarket Gold Inc.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Abbreviation	Unit or Term
NT	Northern Territory, Australia
NTG	Northern Territory Government
NTGS	Northern Territory Geological Survey
Oz	Troy ounces (31.1035 g)
Oz/an	Ounce (gold) per annum
%	Per cent by weight
PAF	Potential Acid Forming
Pb	Lead
PEA	Preliminary Economic Assessment
ppb	Parts Per Billion
ppm	Parts Per Million
Pmc	Graphitic Mudstone Unit at Cosmo
QA/QC	“Quality Assurance – Quality Control”
QP, Qualified Person	“Qualified Person” has the meaning as ascribed to such term in NI43-101
RAB	Rotary Air Blast drill hole
RAR	Return Airway Rise
RC	Reverse Circulation Drill Hole
ROM	Run of Mine mineralization pad
T or t	Metric tonne (2,204lbs)
U3O8	Uranium Oxide
VTEM	Versatile Time Domain Electromagnetic Surveying – Geophysical Surveying technique
WA	State of Western Australia, Australia
$A	Australian Dollar
$C	Canadian Dollar
AusIMM	Australasian Institute of Mining & Metallurgy
AIG	Australian Institute of Geoscientists
Ag	Silver
AMC	Australian Mining Consultants
Au	Gold
Azi	Azimuth
BCM	Bulk Cubic Meter
BLEG	Bulk Leachable Gold analysis for soil sampling
BOPL	Burnside Operations Pty Ltd
BJV	Burnside Joint Venture
CIM	Canadian Institute of Mining, Metallurgy & Petroleum
Cu	Copper
CRF	Cement Rock Fill
CRK, CGA, CGAO	Crocodile Gold (now Newmarket Gold)
DME	Northern Territory Department of Mines and Energy (Mines Department)

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Abbreviation	Unit or Term
DD, DDH	Diamond Drilling, Diamond Drill Hole
FAR	Fresh Airway Rise
Fm	Formation
g or gm	Gram (s)
g/t	Grams per tonne
ha	Hectare (10,000m2)
GCPL	Geotechnical Consultants Pty Ltd
$US	United States Dollar
°C	Degrees Celsis
WDL	Water Discharge License
WRD	Waste Rock Dump
Zn	Zinc

TABLE 2-1 DEFINITIONS

2.5	MINERAL RESOURCE AND MINERAL RESERVE DEFINITIONS

The following definitions have been taken from the CIM definition standards for mineral resources and Reserves, prepared by the CIM Standing Committee on Reserve Definitions, and adopted by CIM Council on May 10, 2014.

CIM Definitions are underlined and defined terms referenced to NI 43-101 are double underlined.

2.5.1 MINERAL RESOURCES

Mineral resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred mineral resource has a lower level of confidence than that applied to an Indicated mineral resource. An Indicated mineral resource has a higher level of confidence than an Inferred mineral resource but has a lower level of confidence than a Measured mineral resource.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.

The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.

The term mineral resource covers mineralization and natural material of intrinsic economic interest, which has been identified and estimated through exploration and sampling, and within which mineral reserves may subsequently be defined by the consideration and application of Modifying Factors. The phrase ‘reasonable prospects for eventual economic extraction’ implies a judgment by the Qualified Person(s) in respect of the technical and economic factors likely to influence the prospect of economic extraction. The Qualified Person(s) should consider and clearly state the basis for determining that the material has reasonable prospects for eventual economic extraction. Assumptions should include estimates of cutoff grade and geological continuity at the selected cut-off, metallurgical recovery, smelter payments, commodity price or product value, mining and processing method as well as mining, processing and general and administrative costs. The Qualified Person(s) should state if the assessment is based on any direct evidence and testing.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Interpretation of the word ‘eventual’ in this context may vary depending on the commodity or mineral involved. For example, for some coal, iron, potash deposits and other bulk minerals or commodities, it may be reasonable to envisage ‘eventual economic extraction’ as covering time periods in excess of 50 years. However, for many gold deposits, application of the concept would normally be restricted to perhaps 10 to 15 years, and frequently to much shorter periods of time.

2.5.1.1  Inferred mineral resource

An Inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply, but not verify, geological and grade or quality continuity.

An Inferred mineral resource has a lower level of confidence than that applying to an Indicated mineral resource, and must not be converted to a mineral reserve. It is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated mineral resources with continued exploration.

An Inferred mineral resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred mineral resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101.

There may be circumstances, where appropriate sampling, testing, and other measurements are sufficient to demonstrate data integrity, geological and grade/quality continuity of a Measured or Indicated mineral resource, however, quality assurance and quality control, or other information may not meet all industry norms for the disclosure of an Indicated or Measured mineral resource. Under these circumstances, it may be reasonable for the Qualified Person to report an Inferred mineral resource if the Qualified Person(s) has taken steps to verify the information meets the requirements of an Inferred mineral resource.

2.5.1.2  Indicated mineral resource

An Indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing, and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated mineral resource has a lower level of confidence than that applying to a Measured mineral resource and may only be converted to a Probable mineral reserve.

Mineralization may be classified as an Indicated mineral resource by the Qualified Person(s) when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework, and to reasonably assume the continuity of mineralization. The Qualified Person(s) must recognize the importance of the Indicated mineral resource category to the advancement of the feasibility of the project. An Indicated mineral resource estimate is of sufficient quality to support a Pre-Feasibility Study, which can serve as the basis for major development decisions.

2.5.1.3  Measured mineral resource

A Measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured mineral resource has a higher level of confidence than that applying to either an Indicated mineral resource or an Inferred mineral resource. It may be converted to a Proven mineral reserve or to a Probable mineral reserve.

Mineralization or other natural material of economic interest may be classified as a Measured mineral resource by the Qualified Person(s) when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

2.5.2 MODIFYING FACTORS

Modifying Factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

2.5.3 MINERAL RESERVES

A mineral reserve is the economically mineable part of a Measured and/or Indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

The public disclosure of a mineral reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant Modifying Factors. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility. The term ‘mineral reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

‘Reference point’ refers to the mining or process point at which the Qualified Person(s) prepares a mineral reserve. For example, most metal deposits disclose mineral reserves with a “mill feed” reference point. In these cases, reserves are reported as mined ore delivered to the plant and do not include reductions attributed to anticipated plant losses. In contrast, coal reserves have traditionally been reported as tonnes of “clean coal”. In this coal example, reserves are reported as a “saleable product” reference point and include reductions for plant yield (recovery). The Qualified Person(s) must clearly state the ‘reference point’ used in the mineral reserve estimate.

2.5.3.1  Probable mineral reserve

A Probable mineral reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured mineral resource. The confidence in the Modifying Factors applying to a Probable mineral reserve is lower than that applying to a Proven mineral reserve.

The Qualified Person(s) may elect, to convert Measured mineral resources to Probable mineral reserves if the confidence in the Modifying Factors is lower than that applied to a Proven mineral reserve. Probable mineral reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

2.5.3.2  Proven mineral reserve

A Proven mineral reserve is the economically mineable part of a Measured mineral resource. A Proven mineral reserve implies a high degree of confidence in the Modifying Factors.

Application of the Proven mineral reserve category implies that the Qualified Person(s) has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit. Proven mineral reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study. Within the CIM Definition standards the term Proved mineral reserve is an equivalent term to a Proven mineral reserve.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

2.5.4 FEASIBILITY STUDY

A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

2.5.5 PRELIMINARY FEASIBILITY STUDY

A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

2.5.6 PRELIMINARY ECONOMIC ASSESSMENT

A Preliminary Economic Assessment (PEA) is a study, other than a pre-feasibility study or feasibility study, which includes an economic analysis of the potential viability of mineral resources. It can only demonstrate the potential viability of mineral resources, not the technical or economic viability of a project.

2.5.7 MINERAL RESOURCE AND MINERAL RESERVE CLASSIFICATION

The CIM Definition Standards provide for a direct relationship between Indicated mineral resources and Probable mineral reserves and between Measured mineral resources and Proven mineral reserves. In other words, the level of geoscientific confidence for Probable mineral reserves is the same as that required for the in situ determination of Indicated mineral resources and for Proven mineral reserves is the same as that required for the in situ determination of Measured mineral resources. Figure 2-1, displays the relationship between the mineral resource and mineral reserve categories.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

3 RELIANCE ON OTHER EXPERTS AND DISCLAIMER

This technical report has been prepared by the Authors for Newmarket Gold and is based, in part, as specifically set forth below, on the review, analysis, interpretation and conclusions derived from information which has been provided or made available to the Authors by Newmarket Gold, augmented by direct field examination and discussion with former employees, current employees of Newmarket Gold and consultants who have previously worked for past operators or are currently working for Newmarket Gold.

Mr. Smith has not performed any sampling or assaying, performed any detailed geological mapping, excavated any trenches, drilled any holes or carried out any independent exploration work.

Newmarket Gold used the assistance of internal employees to assist with the generation of this technical report. Table 3-1 is a summary of those roles and the areas they were responsible for within this technical report.

Area of Contribution	Site Expert	Sections
Metallurgy and Recovery	Chris Buda Union Reefs Plant Manager	13 & 17
Geological Review	Wess Edgar Senior Exploration Geologist	7, 8, 9, 10, 11, 12 & 14
Mineral Resource Review	Andrew Lindsay Geological Superintendent	11 & 14
Environmental Studies	Paul McHugh Environmental Manager	4 & 20
Contracts and Financial Considerations	Adam Barnett Finance Manager	19, 21 & 22
Mining Economics and Costs	Wayne Chapman Technical Services Manager - Stawell	15 & 16
Mining Economics and Costs	Dan Hennessey Technical Services Superintendent	15 & 16

TABLE 3-1 SITE EXPERTS WHO CONTRIBUTED TO THE TECHNICAL REPORTS

The Authors have reviewed all such information provided by the internal employees and determined it to be adequate for the purposes of this technical report. The Authors do not disclaim responsibility for this information.

3.1	LEGAL ISSUES – AGREEMENTS, LAND TENURE, SURFACE RIGHTS, ACCESS & PERMITS

With respect to Sections 4 and 20, the Independent Author (Murray Smith) has not researched property ownership information such as tenement ownership or status, joint venture agreements, surface access or mineral rights and has not independently verified the legal status or ownership of the Property. With respect to Sections 4.2 and 4.4 of this technical report, the Authors have previously relied upon tenement information and legal opinions provided to Newmarket Gold by their independent Tenement Management Consultants based in Darwin. The consultancy group is called Complete Tenement Management but the information in Sections 4.2 and 4.4 was prepared by individuals who are not Qualified Persons as defined by National Instrument 43-101. Advice was given on these sections by Complete Tenement Management in March 2013 for a previous technical report. There have not been any significant changes to tenement regulations since 2013 so the informations has been deemed by the Author as being current.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Wherever possible, Newmarket Gold gains the assistance of legal counsel on matters requiring expert opinions. This is generally done using legal counsel based in Darwin, who has a sound and working knowledge of all local and federal legislation. These legal groups are also used to assist with generating agreement and contacts whenever required.

3.2	HISTORICAL INFORMATION

Information relating to historical exploration, production and mineral resources and mineral reserves, mining and metallurgy has in part been sourced from summary documentation prepared by past operators and Newmarket Gold, from previously filed NI 43-101 technical reports and corporate filings and press releases available on the System for Electronic Document Analysis and Retrieval (SEDAR) website: www.SEDAR.com and from other public sources. Where required the source of this information has been noted in this technical report. These historic reports would be previously lodged under Crocodile Gold.

Interpretations and conclusions contained herein reflect the detail and accuracy of historical exploration data available for review. Given the nature of mineral exploration, and with more detailed modern exploration work and new exploration and mining technology, more precise methods of analysis and advances in understanding of local and regional geology and mineral deposit models over time, the interpretations and conclusions contained herein are likely to change and may be found to be in error or be obsolete. As part of Newmarket Gold’s ongoing process to improve mineral resource estimates, all mining information is reconciled against the models to ensure accuracy; this assists in improving the accuracy of the models.

3.3	ENVIRONMENTAL ISSUES

The Authors are not experts in the assessment of potential environmental liabilities associated with these properties and no opinion is expressed regarding the environmental aspects of these properties. Liabilities for this project are summarized in Section 20.5 of this report, including an estimation of the closure costs associated with current mining activities.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

4 PROPERTY DESCRIPTION AND LOCATION

The Northern Territory Property described within this technical report is located within the Pine Creek region of the Northern Territory of Australia (Figure 4-1).

4.1	LOCATION

The Northern Territory Property is comprised of 141 mineral titles (133 granted and eight applications covering 22,400Ha) and 23 exploration titles covering a total area of approximately 1,806.41km 2, as follows:

License Type	Number	Area (km²)
Exploration License
Exploration License (EL)	24	1,791.58
Exploration License Application (ELA)	-	-
Exploration License Retention (ELR)	2	14.83
Sub Total	26	1,806.41
Mineral Leases
Mineral Claim (MC)	55	11.66
Mineral Lease (ML)	72	191.77
Mineral Lease Application (MLA)	8	20.11
Mineral Authority (MA)	6	0.82
Sub Total	141	224.36
Total	167	2,030.77

TABLE 4-1 SUMMARY OF MINERAL TITLES NEWMARKET GOLD NT OPERATIONS

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Geographically, the Property is centered north of Pine Creek, a small village which historically was an important gold mining center, on the Stuart Highway, 248km south-southeast of Darwin, the capital city of the Northern Territory (population 136,200), at Latitude 13°49’24”S, Longitude 131°50’05”E and UTM (“AMG”) coordinates (WGS-84, Zone 52L) 806,474mE and 8,469,997mS, elevation 208mASL.

The Property is located between Adelaide River (population 237) and Pine Creek (population 380), 125–248km respectively south-southeast of Darwin (Figure 4-2).

The Union Reefs mineral resources and processing facility is located on MLN1109. This title was granted on the December 16, 1993 for a period of 23 years. It was renewed in 2015 for a period of 19 years.

The Cosmo Mine is located with a converted local grid (mine grid). All drill collars are stored within the drillhole database within the mine grid co-ordinates. The mine grid is rotated approximately 45o to the UTM grid. The conversion from the local mine grid to UTM co-ordinates can be seen in Section 10.

4.2	MINERAL RIGHTS, MINING LAWS AND REGULATIONS

Mineral Rights in the Northern Territory of Australia are governed by the Mineral Titles Act 2015 (the Act).

Exploration for minerals and the extraction of minerals and extractive minerals (sand, gravel, rocks, peat and soil) may only occur by title holders who are authorized to do so under the Act by the grant of a mineral title.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

The Mining Management Act 2015 provides for the management of operational activities on exploration and mining sites.

Exploration and mineral titles on Aboriginal freehold land are subject to the provisions of Part IV of the Commonwealth Aboriginal Land Rights (Northern Territory) Act (ALRA); other parts of the Territory may be subject to the provisions of the Commonwealth Native Title Act (Native Title Act).

Administration of these acts is the responsibility of the Minerals Titles Group of DME.

4.2.1 MINERAL RIGHTS

The Minister for Mines and Energy is responsible for the Mineral Titles Act, which is administered on his behalf by the DME.

The Act provides a legislative framework for the management of the application, granting and maintenance of mineral exploration and mineral titles in the Northern Territory. The primary function of the Act is the administration and regulation of exploration and mineral titles. Originally the Act also contained provisions for the management of operational activities on exploration and mining sites; however, these provisions were more recently incorporated into the Mining Management Act.

Both the Act and the Mining Management Act are supported by regulatory legislation, the NT Mineral Titles Regulations and NT Mining Management Regulations, respectively, which enable the DME to administer the industry.

Other relevant legislation applicable to the exploration and mining industry operating in the Northern Territory includes:

  Bushfires Act;
  Environmental Assessment Act;
  Heritage Act Aboriginal Land Rights Act;
  Native Title Act;
  Northern Territory Aboriginal Sacred Sites Act;
  Public Health Act;
  Territory Parks and Wildlife Conservation Act;
  Waste Management and Pollution Control Act;
  Water Act; and
  Weeds Management Act.

A major policy objective of the Northern Territory Government is to ensure that the maximum amount of land is being actively explored and mined at any one time. The Mineral Titles Act includes a number of provisions that attempt to encourage the active exploration and mining of commodities as well as providing equitable opportunities to access land for large, medium and small enterprises.

The primary vehicle for mineral exploration in the Act is the exploration license, a title that provides for systematic exploration and regular reductions of the title area so as to provide for a turnover of land available for exploration purposes.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

The Act also contains provisions relating to mineral leases for conducting mining activities. Where the mining of material is required for construction materials, such as road works or material for concrete manufacture, the Act provides for titles such as extractive mineral permits and extractive mineral leases to be issued.

Apart from the Act, the form and operations of the mining industry are shaped by a variety of legislation and policies such as the Territory’s Parks and Wildlife legislation and Sacred Site legislation, the ALRA and the Native Title Act. One of the objectives of the Act is to ensure that it is compatible with these and other relevant legislation.

Central to the establishment and operation of a mineral resource industry in the Northern Territory is the ability to access land in a transparent, equitable, timely and cost effective manner. The Northern Territory Government’s Multiple Land Use Policy means that all land is potentially available for exploration and mineral production.

The ability to deal in exploration and mineral titles is integral to a successful mining industry. The Act provides for these transactions and for a register of legal transactions to be maintained as a matter of public record.

Additionally, the Act also provides mechanisms for the consideration of submissions and objections to the grant of titles and the resolution of disputes through the Lands Planning and Mining Tribunal.

The Mineral Titles Act is also able to exclude land from the general provisions of the Act for the purposes of either temporarily or permanently prohibiting exploration and/or mining on a particular area or to provide for controlled development of that area.

4.2.2 TITLES

Exploration and mineral titles in the Northern Territory are administered in accordance with the provisions of the Act and the Mineral Titles Regulations. Applications for mineral titles are made in accordance with the Act and where the underlying land is Aboriginal Freehold land or land that is subject to native title, the applicant must also follow additional processes.

The Act has a variety of title categories to provide for a range of activities from low level and non-intrusive exploration to major mining projects.

The principal forms of mineral tenure that are issued under the Act are summarized below and elaborated upon in the section following (Table 4-2):

Exploration License (EL): Provides exclusive rights for the holder to undertake exploration activities within the license area and to apply for a mineral title.

Exploration License in Retention (ELR): Grants the holder the right to retain an area of land under title where there is evidence of a mineralization body or anomalous zone of possible economic potential, which requires further assessment. This assessment may involve the conduct of further exploration, feasibility studies or waiting for market and economic conditions to change before production commences.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Mineral Lease (ML): Provides legal title for the mining of minerals. Generally used for substantial mining operations and may be used for constructing related mining infrastructure. (Previously known as MLN).

Mineral Claim (MC): Provides legal title for the mining of minerals, principally for small miners. (Previously known as MCN). These titles are classified under the Mineral Titles Act (2015) as non-compliant titles, the process to convert these titles to compliant titles is outlined within the act and has progressed for Newmarket Gold over the past 12 months.

Mineral Authority (MA): The Minister may declare mineral reserves in the Territory that exclude certain land from particular exploration or mining activities. Exploration for, or mining of, a particular mineral may be excluded for example. The declaration of a mineral reserve, however, does not necessarily mean that the land is completely excluded from exploration and mining activities. An (MA) may be declared by the Minister in respect of general mineral reserved land. An MA is a mineral title that corresponds to a mineral title that may be otherwise granted under the Mineral Titles Act.

Extractive Mineral Lease: Provides title for the larger scale mining of extractive minerals by quarrying or other means.

Extractive Mineral Permit: Provides title for shorter term or smaller extractive operations.

Extractive Mineral Exploration License: Provides title for shorter term or smaller extractive operations.

Exploration licenses and mineral leases are the predominant titles in the Northern Territory.

4.2.3 EXPLORATION LICENSES

An exploration license can be granted to explore up to 250 graticular blocks of land, or approximately 805km2. Exploration licenses may be granted for periods of up to six years and may be renewed for periods, of two year terms. Applications for renewal must be made prior to the expiry of the exploration license.

Exploration licenses are subject to regular size reductions. Those reductions occur at the end of years two, four and six. The license area must be reduced by half its previous size on each reduction, or a waiver may be requested. As part of the annual review process, explorers are required to report both technically and expenditure annually on their exploration programs.

Prior to commencing any substantial disturbance, explorers are required to obtain an authorization under the Mining Management Act.

4.2.4 MINERAL LEASES

A mineral lease can be unlimited in area (recorded as hectares) and may be granted for the period of the mine with renewal options. The lessee is authorized to explore and mine for minerals on the lease area subject to other legislation such as the Mining Management Act. A mineral lease may be issued for other purposes as specified in a lease document such as constructing related infrastructure. A mineral lease may also be issued for ancillary purposes in conjunction with mining of minerals.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

The Mining Management Regulations provide administrative procedures for management of the Act.

4.3	ADMINISTRATION

Exploration and mineral titles in the Northern Territory are administered by the Titles Division within the Minerals and Energy Group of the Northern Territory Department of Mines and Energy (DME). In addition to administering the Act and Regulations the Division manages the procedures associated with the ALRA and the Native Title Act.

The Authorizations and Evaluations and Compliance Divisions of the Minerals and Energy Group also administer the requirements of the Mining Management Act and Regulations for operational activities within the Northern Territory. These activities include exploration activities such as drilling and bulk sampling which are defined as causing substantial disturbance. These divisions grant authorizations for operational activities, manage rehabilitation securities, regulatory reporting and audit environmental performance. They also conduct mine audits and inspections to ensure compliance with Mining Management Plans and relevant standards. Compliance issues relating to occupational health and safety are administered by Northern Territory Worksafe.

4.4	MINERAL TENURE

4.4.1 MINERAL TENURE - BURNSIDE (INCLUDING COSMO MINE)

The Burnside area contains several listed mineral resources and the Cosmo Mine. This project area consists of 107 Mineral Leases in the forms of ML’s, MLN’s and MCN’s, all of which are described in more detail in Section 4.2.2 above. The Cosmo Mine Mineral Lease is MLN993, which was recently renewed in 2012 for a period of 10 years. In the Burnside deposits there are also 15 Exploration Licenses covering a combined area of 1,012km2.

The Mineral Lease title allows the owner to conduct mining activities once the Government has approved a Mine Management Plan (MMP). During the assessment of the MMP, the Government will request that a security bond be paid to cover the cost of future mining disturbance. The MMP will also set in place the requirements and scope of work to be completed. These MMP’s are updated annually for all mining activities. More details for the MMP process is outlined in Sections 4.2 and 20.

Under the terms of the Act, NT Mining Operations Pty Ltd is the nominated operator of the mining operation. The Mineral and Exploration Leases are owned by Newmarket Gold NT Holdings Pty Ltd. Both companies are 100% owned by Newmarket Gold Inc.

At the Cosmo Mine there is another lease, which forms part of the Cosmo Mine area (MLA27938) this is a Mineral Lease under application with the DME. Newmarket Gold believes (but cannot guarantee) that this lease would be granted within the next 12 months. The lease was applied to encompass the Cosmo Village mine camp. Currently the camp is located on Exploration License EL25748, which is owned by Newmarket Gold.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Also within the Burnside deposits area are 17 Exploration Licenses, which include both EL’s and one ELR for the Western Arm Deposit. All EL’s are owned by Newmarket Gold but are included in the PNX Metals Farm-in agreement, which is described in more detail in Section 4.5.3.

Licence Type	Number	Area (km²)
Exploration Licence
Exploration Licence (EL)	16	1,005.64
Exploration Licence Retention (ELR)	1	6.52
Sub Total	17	1,012.16
Mineral Leases
Mineral Claim (MC)	44	9.02
Mineral Lease (ML)	56	87.53
Mineral Lease Application (MLA)	7	19.53
Sub Total	107	116.08
Total	124	1,128.24

TABLE 4-2 SUMMARY OF MINERAL TITLES BURNSIDE (* MINERAL LEASES ARE INCLUDED IN EXPLORATION LICENSES)

4.4.2 MINERAL TENURE - UNION REEFS

The Union Reefs deposit consists of 18 Mineral Leases including the newly granted ML27999, which covers the Esmeralda mineral resource and mineral reserve. The Union Reefs processing facility is located on MLN1109, which was renewed in 2015 for a period of 19 years.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Also within the Union Reefs deposit are four Exploration Licenses covering 79.92km 2. These leases are all owned and operated by Newmarket Gold. These titles are not part of any Farm-In agreement and are maintained by Newmarket Gold.

Licence Type	Number	Area (km²)
Exploration Licences
Exploration Licences (EL)	4	79.92
Sub Total	4	79.92
Mineral Leases
Mineral Claim (MC)	5	0.26
Mineral Lease (ML)	8	47.8
Mineral Authority (MA)	5	0.79
Sub Total	18	48.85
Total	22	128.77

TABLE 4-3 SUMMARY OF MINERAL TITLES - UNION REEFS (* MINERAL LEASES ARE INCLUDED IN
EXPLORATION LICENSES)

4.4.3 MINERAL TENURE - PINE CREEK

The Pine Creek area of Newmarket Gold comprises a total of seven mineral titles (all granted) and one Exploration title (granted) covering a total area of approximately 172.47km 2, as outlined below. The mineral resources and mineral reserves for Pine Creek are located on MLN13 and MLN1103, which are due to expire in 2030.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Licence Type	Number	Area (km²)
Exploration Licence
Exploration Licence (EL)	1	163.86
Sub Total	1	163.86
Mineral Leases
Mineral Lease (ML)	3	8.58
Mineral Authority (MA)	1	0.03
Sub Total	4	8.61
Total	5	172.47

TABLE 4-4 SUMMARY OF MINERAL TITLES PINE CREEK (* MINERAL LEASES ARE INCLUDED IN EXPLORATION LICENSES)

4.4.4 MINERAL TENURE - OTHER PROJECTS

Other areas owned by Newmarket Gold include the Maud Creek project, which is currently part of a standalone PEA review completed by SRK (Australia) Pty. Ltd., which is due for release in 2016. Other projects include the Moline area, which is located to the east of Pine Creek and the Yeuralba area, which is located northeast of the Maud Creek project. These two areas do not contain any mineral resources or mineral reserves.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

The Moline are is include in the PNX Metals Farm-In agreement and is currently managed by their team. Parts of the Maud Creek project are part of the same agreement (excluding the Mineral Leases containing the mineral deposit).

The other projects outside of the reported mineral resources and mineral reserves in this technical report consist of 11 Mineral Leases (ML’s, MLN’s MCN’s and MA’s) covering 50.24Ha, and three Exploration Leases covering 542.16km 2.

Licence Type	Number	Area (km²)
Exploration Licence
Exploration Licence (EL)	3	542.16
Sub Total	3	542.16
Mineral Leases
Mineral Claim (MC)	6	2.38
Mineral Lease (ML)	5	7.86
Sub Total	11	50.24
Total	14	592.4

TABLE 4-5 SUMMARY OF MINERAL TITLES FOR NT OPERATIONS OUTSIDE BURNSIDE, UNION REEFS AND
PINE CREEK (* MINERAL LEASES ARE INCLUDED IN EXPLOR ATION LICENSES)

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Exploration Licence (EL)	Exploration Licence in Retention (ELR)	Mineral Lease (ML)	Extractive Mineral Exploration Licence (EMEL)	Extractive Mineral Permit (EMP)	Extractive Mineral Lease (EML)	Mineral Authority (MA)
Purpose	To explore for minerals	To carry out feasibility study or retain mineralization body not economically viable	To mine for minerals, and/or erect infrastructure	To explore for extractive minerals	To extract, remove, store or process extractive minerals	To mine for extractive minerals and/or erect infrastructure	To correspond with any mineral title.
Maximum Area	250 blocks 1 block = 3.22 sq kms approx	Not to exceed the area of the granted Mineral Exploration Licence	No Limit	4 blocks 1 block = 3.22 sq kms approx	100 hectares	100 hectares	As per corresponding title type
Type of land	Any land	Any land held under granted exploration licence	Any land – special conditions apply to Aboriginal Freehold Land	Any land	Any land	Any land	Reserved Land - General
Term	Up to 6 years. May be renewed for ongoing periods of up to two years	5 Years – can be renewed more than once	For a term the minister considers appropriate. May be renewed.	2 years, not renewable	5 years, can be renewed more than once	10 years, can be renewed more than once	As deemed appropriate by the Minister
Security Deposits	May be required	May be required.	May be required	May be required	May be required	May be required	May be required
Work Obligations	To carry out approved exploration program	To be worked subject to licence conditions	To be worked continuously subject to lease conditions	To carry out activities subject to exploration for extractive minerals	To be worked continuously subject to permit conditions.	To be worked continuously subject to lease conditions	As per grant conditions
Is it Transferable	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Compensation to Land Owners	May be required	May be required	May be required	May be required	May be required	May be required	May be required
Prior Approval for Disturbance	Yes	Yes	Yes, subject to lease conditions	Yes	Yes	Yes	Yes
Special Provisions	Licensee must relinquish 50% of licence area at end of each 2 years during the term for which the EL was granted, including the last year if renewal is sought	Must continue to evaluate the commercial viability of the area	Must be surveyed by a licenced surveyor if over 40 hectares. Under 40 hectares – must be marked out prior to grant.	Rent payable (in advance) for full period of grant.	Must be marked out prior to grant	Survey depends on size and location of application. Refer to Part 3 *Mineral Titles Regulations*	As per corresponding title type
Annual Rent/Cost	$35* per block yrs 1 & 2 $71* per block yrs 3 & 4 $143* per block yrs 5 & 6 $201* per block year renewed	$20* per hectare	$20* per hectare	$35* per block per year	$62* per hectare	$258* per hectare	As per type of corresponding title
Application Fees	$402	$230	$862	$230	$230	$575	As per type of corresponding title
Annual Administration Fee	$287	$230	$230	N/A	$115	$230	As per type of corresponding title

TABLE 4-6 SUMMARY, MINERAL TITLES, NORTHERN TERRITORY, AUSTRALIA

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

4.5	AGREEMENTS

4.5.1 JOINT VENTURES & OPTION AGREEMENTS

The NT Operations project is subject to a number of “farm-out” Joint Venture Agreements on certain areas (see Figure 4-6), the terms of which are summarized in Section 4.5.2 below.

4.5.2 FARM OUT AGREEMENTS

“Farm-out” agreements provide for third parties to explore on mineral titles, which are not owned 100% or substantially controlled by Newmarket Gold.

On November 6, 2013, Thundelarra Exploration Limited Uranium Exploration (Thundelarra) withdrew from a joint venture agreement with Crocodile Gold. Thundelarra was replaced by Rockland Resources Pty Ltd (Rockland) as party to the joint venture agreement; a 100% owned subsidiary of Oz Uranium Pty Ltd. Rockland was then replaced as a party to the agreement with Oz Uranium Exploration Agreement for the Pine Creek Tenements. Rockland Resources Pty Ltd (Rockland), a wholly-owned subsidiary of Oz Uranium, and Crocodile Gold (now Newmarket Gold) formed a joint venture on November 6, 2013, in regards to uranium exploration and development on the Maud Creek, Burnside, Cosmo, Pine Creek, Union Reefs and Moline projects. Rockland has a minimum expenditure commitment of $1 million over the next four years. Rockland has the rights to apply for a mineral tenement in its own right as long as it does not conflict with Newmarket Gold’s operations.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Over the past 24 months Rockland has been active in the Pine Creek region. They have conducted regional scale geophysical surveys and reviews (VTEM) as well as geochemical analysis, structural mapping and drilling in and around their currently identified uranium deposits. While one prospect is close to the Cosmo Mine (Fleur de Lys) no work has been conducted by Rockland on MLN993.

4.5.3 FARM IN AGREEMENTS

In 2014, Phoenix Copper Pty Ltd (now PNX Metals) entered into a “Farm-in” agreement with Crocodile Gold. The Heads of Agreement was signed in August 2014 and was completed in December 2014. The “farm-in” agreement relates to exploration activities on the Burnside Exploration Licenses as well as at the Chessman (close to Maud Creek) and Moline projects.

The Farm-in Tenements include the Burnside Exploration Titles (ELR97 and exploration licenses EL10012, EL10347, EL23270, EL23431, EL23536, EL23540, EL23541, EL24018, EL24051, EL24058, EL24351, EL24405, EL24409, EL24715, EL25295, EL25748, and EL9608), the Maud Creek Project including exploration licenses EL25054 and EL28902, and mineral lease ML30293 and the Moline Project including exploration license EL28616, and mineral leases ML24173 and MLN’s1059 and 41. In 2015 the title ELR97 was removed from the agreement by mutual consent of Newmarket and PNX Metals.

The “Farm-in” agreement will allow Phoenix to earn up to 51% through the spending of $A2 million on exploration activities over a two year period. They can then earn a further 39% by spending an additional $A2 million for another two year period. This will potentially take their ownership of these projects to 90%. Newmarket Gold retains a claw-back right to precious metal discoveries. While this agreement is not over the Cosmo Mine area, it covers the exploration licenses that surround the Cosmo Deposit.

PNX Metals has been active since signing the Heads of Agreement in August 2014.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

4.5.4 OTHER AGREEMENTS

Within the past year the Company has divested tenements in the Glencoe, Redbank, Iron Blow-Mt Bonnie areas as well as the tenements that host the Bridge Creek deposit in the Burnside area.

The Bridge Creek tenements included MLN’s 1060 & 766, MCN’s 4293-429 and MCN’s 4956-4958. The agreement only applies to non-alluvial mining operations. Newmarket Gold retains a 1% NSR on any mineral production from the leases.

Newmarket Gold divested tenements in the Iron Blow – Mt Bonnie area to Phoenix Copper Limited (now PNX Metals). Tenements included MCN’s 3161, 504 and 505, MLN’s 1033, 1039, 214, 341, 342, 343, 346, 349, 40, 459, 811 and 816. Newmarket Gold retains a 2% NSR on any gold and silver produced from the leases.

4.6	SURFACE RIGHTS – LAND ACCESS

4.6.1 PASTORAL LEASES

The Northern Territory Operations area is located on a pastoral lease. Holders of mineral and exploration tenements have rights of access to their tenements, including access through neighboring pastoral leases, and are not obligated to remunerate pastoral leaseholders for recovered minerals because by law they do not have any title to the minerals on the tenements. However, as a matter of commercial practice, mining companies and pastoral leaseholders often reach access agreements governing their activities and relationships.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Tenements comprising the Cosmo Mine are located on a single pastoral lease, as follows:

  Perpetual Pastoral Lease No. 2683 (Mt Douglas Station).

Tenements comprising the Union Reefs area are located on various pastoral and Crown leases, as follows:

  Perpetual Pastoral Lease No. 815 (Mary River West);
  The Darwin to Alice Springs Railway easement (Operated by GWA);
  Abandoned Northern Australian Railroad (NT Crown Leases 884, 900 & 1074); and
  A Gas Pipeline easement, which runs close to Esmeralda deposit and to the east of the Union Reefs Mine site.

Tenements comprising the Pine Creek area are located on various pastoral and Crown leases, as follows:

  Perpetual Pastoral Lease No. 643 (Bonrock Station);
  Perpetual Pastoral Lease No. 815 (Mary River West Station);
  Perpetual Pastoral Lease No. 1058 (Jindare Station);
  Freehold land Lot 285 (Whiting);
  Freehold land Lot 213 (Fitzgerald); and
  Other Gazetted government land classified as Vacant Crown Land.

Relations with each pastoral lease owner and/or operator are reported to have been harmonious and regular communications are reportedly maintained with the lease operators for the active mining and exploration areas. No formal agreements exist with the pastoral leaseholders, although historically past operators prepared draft agreements for submission to the pastoralists at various points in time.

4.7	OPERATING AUTHORIZATIONS

The mining regime in the Northern Territory is governed by the Mining Management Act (2015) (the Mining Act). In accordance with this legislation, the owner of an exploration license or mineral lease is required to submit MMP to DME. This plan, covering key aspects of mine operations and exploration activities, health and safety, environmental management and mine closure is assessed and audited by DME. Upon approval of the MMP, an Authorization to Operate for a 12-48 month period is issued to the mining operation. Depending on the status of operating or exploration activities involved, the MMP can be a relatively simple or detailed document akin to a Notice of Intent (NOI).

Newmarket Gold develops MMPs for all Mineral Leases as required under the Mining Management Act, this process is ongoing and is required before mining, or exploration such as drilling, can commence. In places where the MMP has expired, the DME can allow mining to continue while the new MMP is approved. Newmarket Gold currently has an MMP in place for the Cosmo Mine, which is updated annually. More details on this process can be found in Sections 4.11and 20.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

4.8	MISCELLANEOUS LICENSES & ACCESS

Access to the Northern Territories Property is generally through Newmarket Gold-managed tenements and/or access roads.

Several of the properties are subject to infrastructure easements; including the Darwin and other gas supply pipelines, the Adelaide-Darwin Transcontinental Railway line, telecommunication towers and overhead electricity power supply lines and equipment. These easements are located throughout the tenement holdings but generally do not impact directly on any mineral resources or mineral reserves reported in this technical report. The only exception is the Amadeus Gas Pipeline, which is located in close proximity to the Esmeralda deposit south of Union Reefs. There is an exclusion zone around the pipeline and restrictions to mining around the pipeline. These factors have been included in the mineral reserve estimations for the deposit and Newmarket Gold continues to work with the owners of the pipeline to ensure all regulations are complied with.

4.9	NATIVE TITLE

The majority, i.e. over 96%, of the current mineral resource and mineral reserve base within the Northern Territory Gold Properties lies within granted mineral leases for which Native Title has been extinguished. Hence, Native Title issues will not affect the development and operation of mining operations within these project tenements. This excludes the Esmeralda deposit which has an active land use agreement in place.

The Cosmo Mine is located on a Mineral Title where Native Title has been extinguished. Native Title is an issue for MLA27938, however, this is a Mineral Lease marked for infrastructure and not mining so any agreement reached will not affect mining activities at Cosmo Mine. This agreement is required before the title can be granted and Newmarket Gold is working with the Northern Land Council in conjunction with the Traditional Owners to finalize the agreement. The Authors see no significant issues to having this agreement finalized in the coming 12 months, which will allow the DME to continue with the approval process for the Mineral Lease application. This process has no influence over MLN993, which was granted prior to Native Title being granted. Details of this process are outlined below.

No sites of Aboriginal or other historical significance have been located or documented for the project area.

4.9.1 NATIVE TITLE PROCESS - SUMMARY

Native Title is a complicated issue and the Authors are not experts in this area; the information below, which is extracted from Northern Territory Government websites and is provided for information purposes, may not be complete, accurate or current, and is presented subject to the disclaimer provided in Section 3, above.

4.9.2 EXPLORATION & MINING ON NATIVE TITLE AFFECTED LAND

Application for exploration and mineral title may, depending on the underlying land tenure, be required to comply with the Native Title Act prior to the grant of a title.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Typically, compliance with the Native Title Act is required where an application is over Pastoral Lease or Crown Lease land.

The Native Title Act provides an option of seeking an expedited right to negotiate procedure for the grant of exploration licenses compared to the right to negotiate procedure that applies to mining tenure. Applicants may also enter into Indigenous Land Use Agreements (ILUA) with Native Title parties to facilitate tenure grant.

4.9.3 EXPEDITED PROCEDURE

In the Northern Territory, applications for the grant of an exploration license are generally required to comply with the expedited right to negotiate procedure, which provides a faster route for the grant of exploration title that have lower impact.

The Native Title Act defines an act attracting the expedited procedure, as one that is not likely to interfere with Indigenous community or their social activities, significant sites, or involve major disturbance to land or waters.

The expedited procedure is activated when the notification process includes a statement that the government “considers the act of granting the exploration license is an act attracting the expedited procedure”.

Registered Native Title claimants may object to the inclusion of this statement within the four month notification period. If the objection is not withdrawn after a period of negotiation the matter is required to proceed to arbitration. In the Northern Territory, the National Native Title Tribunal (NNTT) is the arbitral body, which handles the expedited procedure objection inquiry.

Agreements, which allow the objection to be withdrawn, may be reached at any stage during the expedited procedure. The Northern Territory Government encourages such agreements.

The Northern Territory Government has successfully used the expedited procedure for the grant of exploration licenses. This success is largely the result of additional conditions placed on exploration holders to further protect the rights and interests of Native Title holders and the requirement for exploration license holders to comply with Northern Territory’s Aboriginal Sacred Sites Act.

4.9.4 RIGHT TO NEGOTIATE PROCEDURE

Applications for all forms of mining tenure, on which development may occur, are required to comply with the right to negotiate procedure.

This procedure is commenced by a public notification process in which details of the mineral tenement applications are placed in a Northern Territory and an Indigenous newspaper.

If a Native Title claim is lodged and registered within four months of the notification date, it is a requirement of s31(1)(b) of the Native Title Act that an agreement be reached, formalized by the execution of a Tripartite Deed prior to the grant of title.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

This Deed between the Northern Territory Government, the Native Title parties and the applicant will generally be supported by an Ancillary Agreement between the title applicant and the Native Title parties.

A feature of the Native Title Act is the requirement for negotiation to be carried out in good faith.

The Northern Territory Government, through the DME Titles Division, plays an active part in managing the right to negotiate procedure.

If the negotiating parties are unable to reach agreement the matter may be referred to the NNTT for either mediation or arbitration.

4.9.5 INDIGENOUS LAND USE AGREEMENT (ILUA)

Applications for exploration and mineral tenure may also be granted where the applicant/s and the Native Title Representative Body enters into an ILUA.

There are a number of ILUAs registered under the Native Title Act for exploration and mining within the Northern Territory. These are flexible agreements that can provide for various activities including exploration and mining activities, suitable for small exploration or large mining projects.

4.9.6 EXPLORATION & MINING ON ABORIGINAL FREEHOLD LAND

Some 44% of the Northern Territory is Aboriginal freehold land and subject to the ALRA. Under that Act, Land Councils administer this land on behalf of the traditional owners. There are four Land Councils in the Northern Territory, the Northern Land Council, the Central Land Council, the Tiwi Land Council and the Anindilyakwa Land Council.

4.9.7 THE MINING ACT PROCESS

Applications for exploration and subsequent mining titles on Aboriginal freehold land are required to comply with the Northern Territory Mining Act. It is a requirement of the ALRA that a miner seeking to explore on Aboriginal freehold land initially applies for an exploration license.

Applications for exploration licenses must be made through the Department of Regional Development, Primary Industry, Fisheries and Resources (DME) Titles Division office. Following receipt of an exploration license application the Department will assess the application to ensure legislative compliance and the adequacy of the exploration proposals. The application is also subject to a public notification process. On completion of this initial review process, the Northern Territory Minister for DME may issue consent to negotiate. This consent activates the mining processes under Part IV of the ALRA.

4.9.8 THE ALRA PROCESS

Once consent is issued, the applicant is required, to develop and lodge an exploration proposal with the relevant Land Council within three months. These proposals must contain details of proposed exploration activities and details of the method of extraction and treatment of any commodity that may be discovered, as required by s41(6) of the ALRA.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Guidelines on developing proposals are available from the relevant Land Council. The DME has also published a booklet titled Exploring Country to assist with exploration and mining agreements. This can be accessed on line.

Once the proposal is accepted by the Land Council, the parties, the applicant and the Land Council, have an initial 22 month negotiation period in which to reach an agreement. During the process, the Land Council is required to consult with the traditional owners.

The consultation process may include the convening of one or more meetings with traditional owners.

Applicants are entitled to attend certain meetings for the purpose of explaining and discussing the proposed exploration activities.

The Department of Business, Economic and Regional Development’s Indigenous Business Industry Services Branch is available for guidance on how to best present this material in a culturally sensitive manner.

4.9.9 REACHING AGREEMENT

When an agreement is reached, it is a requirement of the ALRA that consent is given by the Land Council and the Federal Minister for Families, Community Services and Indigenous Affairs. The agreement and the consents are required to be submitted to DME, following which the exploration license can be granted.

Following grant, the Department administers the exploration license in accordance with the Mineral Titles Act.

4.9.10 NEGOTIATING TIMEFRAMES

Under the ALRA, negotiation towards agreement is to be carried out within prescribed timeframes.

If an agreement is not reached within the standard negotiating period, there is provision for extension to the negotiation period by agreement between the Land Council and the applicant. The first extension is for a two year period, followed by periods of one year. The standard negotiation period commences upon lodgment of the proposals with the Land Council and ending 22 months from the January 1st following the date of lodgment.

4.9.11 CURRENT NATIVE TITLE AGREEMENTS

4.9.11.1  Esmeralda Land Use Agreement

This Agreement has been negotiated between Crocodile Gold, The Northern Land Council (NLC) and representatives of the Wagiman, Warai and Jawoyn peoples. This agreement was required for the granting of Mineral Lease ML27999, which covers the Esmeralda deposit to the south of Union Reefs processing plant. This agreement was signed in 2015 with the terms now active after the granting of ML27999.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

4.9.11.2  Kazi Land Use Agreement

The Agreement is being negotiated between Newmarket Gold, The Northern Land Council (NLC) and representatives of the Warai, Kungarakan, Wagiman and Kamu peoples. This agreement is required for the granting of several Mineral Leases;

  MLN1135, 1144 (Western Arm Deposit);
  MLN1152 (Kazi Deposit);
  MLN1129 (Big Howley Deposit); and
  ML27938 (Cosmo Village).

This agreement remains in negotiation between Newmarket Gold, the NLC and traditional owners. More work is required to complete this agreement. Newmarket continues to hold discussions with the NLC over this agreement.

4.10	ROYALTIES

All tenements within the Northern Territory, Australia are subject to a Northern Territory Government Minerals Royalty in accordance with the Northern Territory Mineral Royalty Act 1982 (as amended) (Mineral Royalty Act). This royalty is calculated as 20% of the “Net Value” of mine production, where “Net Value” equals the gross revenue from the relevant production unit less the operating costs of the production unit for the year, a capital allowance on eligible capital assets expenditure, eligible exploration expenditure and additional deductions as approved by the Northern Territory Minister for Mines.

Royalty calculations are detailed below:

From 1 July 2010 the Mineral Royalty Act levies royalty at a rate of 20 per cent (prior to 1 July 2010 the rate was 18 per cent) of the Net Value of mineral commodities sold or removed from a production unit, regardless of the type of mineral commodity or whether the mine is situated on Crown, freehold, leasehold or aboriginal land. Net Value is calculated as follows:

Net Value = GR – (OC + CRD + EEE + AD)

Where: –

GR is the Gross Realization from the production unit;
OC represents the Operating Costs of the production unit for the royalty year;
CRD is the Capital Recognition Deduction on eligible capital assets expenditure;
EEE is any Eligible Exploration Expenditure; and
AD represents Additional Deduction as approved by the Minister.

A "production unit" is a mineral tenement of two or more mining tenements operating as part of an integrated operation. It also extends to other facilities (whether or not adjacent to the mineral tenements) that are essential for the production of a saleable mineral commodity.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Net value for royalty is thus defined as the value of minerals sold or removed without sale plus an adjustment for assets disposed of, less

  All operating costs directly attributable to the production of saleable mineral commodity including certain marketing and administration costs, except income tax, royalty and royalty-like payments;
  An allowance for capital investments called Capital Recognition Deduction (CRD). CRD is akin to depreciation and incorporates an interest rate factor (based on the Australian Federal Securities long term bond rate plus an effective annual premium of four per cent) over a CRD life category life category of 3, 5 or 10 years. The CRD life category is based on the period over which depreciation is allowed for income tax purposes;
  Approved negative Net Value from previous years, which can be carried forward provided the production unit continues to operate, if approved by the Department; and
  Any additional deductions under section 4CA of the Act.

Furthermore, the first $50,000 of Net Value is not liable to royalty. This exempts a number of small mines from royalty payment entirely.

Royalty is payable by six monthly provisional payments. An annual return detailing the actual royalty payable together with payment for any additional liability must be lodged within three months after the end of each royalty year. Interest applies for late payment and further penalties may apply if the sum of the provisional payments is less than 80 per cent of the actual royalty payable.

The Authors have not reviewed or investigated individual title information and this information, which may not be complete, accurate or current, and is presented subject to the disclaimer provided in Section 3, above.

4.10.1 UNION REEFS AREA ROYALTIES

A vendor royalty of 1.5% if mining for the purposes of commercial production of gold commences on 10 tenements held by Newmarket Gold in the Union Reefs area is payable to the estate of Robert Michael Biddlecombe. The Royalty is not payable on gold mined from the main Union Reefs mineral lease (MLN1109) but leases to the north around the historical Elizabeth Mine. The tenements that this royalty apply to are MCN’s 734, 506, 507, 735, 738, MLN’s 779, 135, 779, 780, 882 and 856.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Project	Parties Involved		Royalty Commitment	Tenements	Comments	Paid to date
Union Reefs	Newmarket Gold	The estate of Biddlecombe	1.5% Gross Royalty for all minerals	MCN's 734, 506-7 MCN's 735, 738 MLN's 135, 779- 780 MLN's 856, 882	Elizabeth north of Union Reefs	No
Esmeralda	Newmarket Gold	NLC	2.0% Gross Royalty for all Minerals	ML27999	Required for land use agreement	No

TABLE 4-7 LIST OF UNION REEFS ROYALTY’ S CURRENTLY REQUIRED BY NEWMARKET GOLD

As part of the land use agreement negotiated between the NLC, the Traditional owners and Newmarket Gold a 2.0% NSR royalty is payable on all minerals produced from ML27999, which contains the Esmeralda deposit.

4.10.2 PINE CREEK AREA ROYALTIES

Vendor royalty of $A4 per ounce of gold produced from certain Pine Creek tenements, payable to a privately owned company, Silver Coin Mining and Prospecting Pty Ltd. Silver Coin Mining is a company formed from local members of the Pine Creek Community.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Project	Parties Involved		Royalty Commitment	Tenements	Comments	Paid to date
Pine Creek	Newmarket Gold	Silver Coin Mining	$4/ounce produced	MLN's 13, 1130 MCN's 317, 4072, 4074 MCN's 523, 1054-1055 EL23583	Pine Creek deposit Royalty	No

TABLE 4-8 LIST OF PINE CREEK ROYALTIES CURRENTLY REQUIRED BY NEWMARKET GOLD

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

4.10.3 BURNSIDE AREA ROYALTIES

Franco-Nevada Australia Pty Ltd has a vendor royalty of $A20 per ounce of gold produced and sold from the Brocks Creek underground mine. Royalty payments have been made under this Royalty agreement.

Freeport-McMoran Australia Inc. has a vendor royalty of 1% of gold produced from certain tenements in the Brocks Creek area, which includes the Brocks Creek underground mine; the royalty becomes payable only after recovery of all operating and capital costs involved with the post-1995 development of the Brocks Creek tenements. In late 2012 Crocodile Gold was contacted by a party representing Cyprus. Crocodile Gold and Cyprus as they were looking to sell the royalty for Brocks Creek. Cyprus subsequently agreed to sell the royalty to Freeport-McMoran to which Newmarket Gold is now dealing with for any future royalties. This royalty is payable on mining activities at both Brocks Creek and Rising Tide deposits.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Karen On (formally Ben Hall) and Mary and Joseph Groves have a vendor royalty of 3% of gross product from any mining operation on four tenements held by Newmarket Gold in the North Point area.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Project	Parties Involved		Royalty Commitment	Tenements	Comments	Paid to date
Burnside	Newmarket Gold	Franco-Nevada Australia Pty Ltd	$20/ounce gold produced	MLN1139	Payable on mining from Brocks Creek	Yes
	Newmarket Gold	Freeport- McMoran Australia Inc	1% NSR on Gold	MLN's 1139, 176 MCN's 4689-4697 MCN's 4701- 4703	Payable on mining from Brocks Creek and Rising Tide	in 2013
	Newmarket Gold	On and Groves	3% on Gross Product	MCN's 46, 47, 49 & 50	Royalty on Temperance	No

TABLE 4-9 LIST OF ALL ROYALTYIES CURRENTLY REQUIRED BY NEWMARKET GOLD

4.10.4 ENVIRONMENTAL CONSIDERATIONS

For more details on environmental matters, please refer to section 20 of this technical report.

The Northern Territory Operations lies within areas, which have been subject to significant historical mining and mineralization processing activities for over 100 years. This historical activity, like many mining areas worldwide, has left permanent evidence of this activity on the physical landscape and the natural environmental balance may also have affected.

Location of the Operations lies within an environment characterized by low relief, abundant ephemeral and permanent drainage and, particularly closer to the coast, sizeable billabongs and wetlands and a monsoonal wet season with heavy rainfall requires careful management of water, particularly discharge water from mining and milling operations.

Acid rock drainage is an issue at several locations and various systems have been developed to carefully manage this issue.

Newmarket Gold has included environmental management as an integral part of its operations. All exploration activities and mining operations have been performed in compliance with all environmental regulations within a defined environmental management plans. Past operators reported that environmental assessments and project reviews have been completed as required and were thoroughly scrutinized before commencement of operations.

Site rehabilitation and reclamation has also been completed in a number of locations. This is currently an active part of the mining operations with waste dump rehabilitation a part of the daily mining activities. Site rehabilitation is factored into the operation costs for the earth-moving contractor and is required to be completed as soon as areas become available.

All recent mining operations have operated in accordance to MMPs submitted to DME, with various environmental permits in place, particularly including Waste Discharge Licenses (WDLs).

Since Crocodile Gold took over the responsibility of the tenements in November 2009 several steps have been taken to ensure the environmental sustainability of the project. Several historical issues have been noted and Newmarket Gold is in the process of ensuring these legacy issues are managed. An example of this is the activity where Crocodile Gold has treated a legacy stockpile and rehabilitated the area at the Golden Dyke deposit to reduce the impact of weathering of this material on the local environment.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

There are currently no investigations of breaches of any regulatory regime or are there any current sanctions or restrictions imposed by Government Departments. The Northern Territory Government has a constant review process including site visits. On these visits they inspect current and past mining areas to ensure Newmarket Gold is compliant with the MMPs approved as well as the relevant legislation. To date no major issues have been identified or recorded against the Company.

The Authors are not expert in the assessment of potential environmental liabilities associated with mineral properties.

4.11	ENVIRONMENTAL MANAGEMENT PLAN

Under the terms of the Northern Territory Mining Management Act 20153, existing mining operations in the Northern Territory are required to submit an annual MMP to DME. This plan covers key aspects of mine operation, Occupational Health and Safety, environmental management and mine closure. This plan is then assessed and audited by DME. Upon approval of the MMP, an Authorization to Operate is issued to the mining operation.

Newmarket Gold has submitted annual MMPs for all of its operating and exploration activities, and provided required annual reports to DME and other relevant departments.

Newmarket Gold has MMP’s in place with DME for the Cosmo Mine area under Authorization numbers 0546-03, for the Union Reefs area under Authorization numbers 0539-03.

Unconditional performance bonds totaling $12,221,052 (Table 4-10) for all of the NT Operations area have been lodged with the Northern Territory Government to cover the anticipated cost of the rehabilitation commitments associated with the Project. This was reduced by 10% and replaced with a yearly 1% charge to be used by the Northern Territory Government on rehabilitation of legacy sites in 2015.

Project/Site	Authorization No	Tenements	Bonds
Maud Creek	0524-02	EL25054; EL28902; ML30260; ML30293	$107,984
Moline	0525-02	MLN1059; ML24173; EL28616; MLN41	$288,438
Fountain Head	0526-01	MLN4; MLN206; MLN1020; MLN1034; MCN1172; MCN4785	$984,816
Brocks Creek	0528-01	MLN1139	$1,264,915
North Point & Princess Louise	0530-01	MLN823; MLN824; MLN825; MLN826; MLN827; MLN828; MLN829; MLN830; MLN831; MLN832; MLN858; MLN859; MLN860; MLN861; MLN862; MLN863; MLN940; MLN1112; MCN46; MCN47; MCN49; MCN50; MCN624; MCN625; MCN898; MCN899; MCN4432; MCN4434	$1,148,871
Pine Creek	0538-01	MLN13; MLN1130; MCN523; MCN1054; MCN1055; MA416	$538,738

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Project/Site	Authorization No	Tenements	Bonds
Union Reefs	0539-03	ELR130; MA398; MA399; MA400; MA401; MA402; MCN506; MCN507; MCN734; MCN735; MCN738; MLN135; MLN779; MLN780; MLN822; MLN833; MLN856; MLN1109	$1,511,369
Cosmo Howley	0546-03	MCN377; MCN378; MCN379; MCN380; MCN852; MCN853; MCN854; MCN855; MCN856; MCN857; MCN1014; MCN1015; MCN1035; MCN1231; MCN1232; MCN3099; MCN3100; MCN3101; MCN3102; MCN3103; MCN3104; MCN3105; MCN3106; MCN3107; MCN3108; MCN3109; MCN3110; MCN3111; MCN3112; MCN3113; MCN3114; MCN3115; MCN3117; ML30892; ML30887; MLN809; MLN884; MLN885; MLN886; MLN887; MLN888; MLN889; MLN890; MLN891; MLN892; MLN993; MLN1000; MLN1027; MLN1053; MLN1060; MLN1062; MLN1129; ML27938	$6,375,921
Total			$12,221,052

TABLE 4-10 NEWMARKET GOLD PERFORMANCE BONDS – 2016

4.11.1 MMP - COSMO HOWLEY 0546-03

The Cosmo MMP contains bonding to the value of $6,375,921. The current MMP that is used for the Operations is 0546-03 and is valid for the period 2013-2017. This MMP covers the Cosmo Underground Mine as well as the Howley, Mottrams and Western Arm mineral resources.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

4.11.2 MMP - UNION REEFS 0539-03

The Union Reefs MMP contains bonding to the value of $1,511,369. The current MMP that is used for the Processing Facility is 0539-03 and is valid for the period 2013-2017. This MMP covers all of the Union Reefs mineral resources and mineral reserves such as the Prospect and Esmeralda deposits.

4.11.3 MMP - PINE CREEK 0539-01

The Pine Creek MMP contains bonding to the value of $538,738. The current MMP that is used for the care and maintenance of the Pine Creek deposit is 0538-01 and is valid for the period 2013-2017. This MMP covers all of the Pine Creek mineral resources and mineral reserves such as the International Deposit.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

4.11.4 OTHER NT OPERATIONS MMPS

There are several other MMP’s that are managed and updated by Newmarket Gold, these are summarised below;

0525-02 – Moline. Bonding of $288,438 covering Care and Maintenance. Valid 2014-2018. There are no reported mineral resources or mineral reserves on the Moline Project.

0526-01 – Fountain Head. Bonding $984,816 covering Care and Maintenance activities. Valid 2014-2018. This MMP covers the Fountain Head and Tally Ho mineral resources.

0528-01 – Brocks Creek. Bonding of $1,264,915 covering Care and Maintenance activities. Valid 2013-2017. This MMP covers the Rising Tide mineral resources.

0530-01 – North Point/Princess Louise. Bonding of $1,148,871 covering Care and Maintenance activities. Valid 2013-17. This MMP covers the North Point and Princess Louise mineral resources.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Legend
ML Covered by MMP
EL Granted
Newmarket Gold
Tenements covered by MMP Authorisation #0525-02
07 March 2016
GDA94
Kilometres

FIGURE 4-16 TENEMENTS COVERED BY AUTHORIZATION #0525-02

Legend
ML Granted
EL Granted
ML Covered by MMP
Newmarket Gold
Tenements covered by MMP Authorisation #0526-01
07 March 2016
GDA94
Kilometres

FIGURE 4-17 TENEMENTS COVERED BY AUTHORIZATION #0526-01

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Legend
ML Granted
EL Granted
ML Covered by MMP
Newmarket Gold
Tenements covered by MMP Authorisation #0528-01
07 March 2016
GDA94

FIGURE 4-18 TENEMENTS COVERED BY AUTHORIZATION #0528-01

Legend
ML Granted
EL Granted
ML Covered by MMP
Newmarket Gold
Tenements covered by MMP Authorisation #0530-01
07 March 2016
GDA94

FIGURE 4-19 TENEMENTS COVERED BY AUTHORIZATION #0530-01

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

4.12	WASTE DISCHARGE LICENSE

A Waste Discharge License (WDL) is the formal approval under Section 74 of the Northern Territory Water Act that authorizes and regulates the release of potential contaminants to water in the Northern Territory to ensure environmental protection objectives are met.

The WDL controls the type, quality and quantity of the release and ensures that monitoring and reporting occur on a regular basis. Newmarket Gold currently has 3 active WDL’s for the NT Operations. There is one active for the Cosmo Operation (WDL 180-03), Pine Creek (WDL166-03) and Union Reefs (WDL138-03). The Cosmo license is valid until December 2017, while the Union Reefs and Pine Creek licenses are valid until December 2016.

Waste discharge licenses are not required on any other projects as there is no active discharge from the remaining care and maintenance sites.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTURE AND PHYSIOGRAPHY

The Northern Territory is the least populated of all areas in Australia. It encapsulates a total area of 1.35 million square kilometers and accounts for 20% of the whole country; however, just 245,100 (Australian Bureau of Statistics 2014) or 1% of Australia's population reside there.

The Territory varies considerably in topography, climate, and infrastructure. The “Top End”, where the Northern Territory Gold Properties are located, is home to the vast Aboriginal Arnhem Land, which includes the Kakadu National Park. The region is dry between April and September, and wet between October and March. During the wet season everything is green and there is no dust; however, the humidity and temperatures are high and access “off road” is difficult.

The center is extremely arid, with greatly varying temperatures and is known as the “Red Center” named because red is the predominant color found in the soil.

Darwin, Capital of the Northern Territory, lies on the coast to the north and provides the majority of infrastructure support and services for the mining industry. The Stuart Highway, which virtually bisects the country, is the main road that leads from Darwin to Alice Springs then on to Adelaide in South Australia.

5.1	TOPOGRAPHY

Generally the topography of the Property area is flat, locally gently undulating near the coast and slightly more elevated and locally rugged towards Katherine at the southern extremity of the Northern Territory Properties.

In the vicinity of Union Reefs, elevations range from 35m to 50m above mean sea level. Drainage is generally to the north to the Timor Sea via ephemeral creeks, streams and gullied tributaries to Mary and Alligator Rivers, two major rivers running north to the coast.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Further north, the Burnside area is made up of a complex of landforms, which include plains, peneplains, rises and low hills that are built of undifferentiated Paleoproterozoic metasedimentary units. A series of east-west trending hills comprising granite pavements punctuate the plains and are characterized by rocky outcrops and sandy gravely soils. The topography of the area varies from 35m to 300m above sea level.

Numerous ephemeral watercourses including the Adelaide, McKinley and Margaret Rivers drain northwards to the Timor Sea across Newmarket Gold’s tenements.

5.2	ACCESS

Access to the Property is from Darwin, capital of the Northern Territory, which is an important communication and transportation center, with a busy port and international airport providing daily services to other Australian capital cities and several Asia-Pacific destinations.

The Stuart Highway, the area’s major thoroughfare, and the Adelaide-to-Darwin transcontinental railway line bisect Australia in a north-south sense and provide access to Newmarket Gold’s Northern Territory Projects. The Cosmo Mine and Union Reefs plant sites are easily accessed via good all-weather roads and there is excellent road, rail, water and electric power infrastructure available in the region. A major gas pipeline is also located in close proximity to operations.

The Northern Territory Properties lies between the towns of Pine Creek and Adelaide River to the southeast of Darwin. Access is gained to the Cosmo Mine from Darwin by travelling for some 160km along the sealed Stuart Highway, then turning southwest onto Fountain Head West Road for around 2km.

The Union Reefs processing facility is located approximately 185km southeast of Darwin, 15km north of the town of Pine Creek. All Newmarket Gold projects are located in close proximity to the Stuart Highway and can generally be accessed through the use of sealed roads, government operated gravel roads or other minor farm tracks.

5.3	CLIMATE AND VEGETATION

The “Top End” of the Northern Territory has a tropical monsoon climate characterized by two distinct seasonal patterns: the ‘wet’ monsoon and the ‘dry’ seasons. The wet season generally occurs from November through to April and the dry season between May and October. Almost all rainfall occurs during the wet season, mostly between December and March, and the total rainfall decreases with distance from the coast. Mining operations are largely unaffected by normal seasonal conditions. Average annual rainfalls for Darwin average at about 1,713mm, however, this can be quite variable with an extreme in 2011 of 2,680mm.

The mean daily maximum temperature, as recorded at Darwin on the northern coastline, is 31°C in the coolest months of June to August and 33°C in the hottest months of October and November. The mean daily minimum temperature in Darwin range from approximately 19°C (dry season) to 25°C (wet season).

During the wet season, high intensity rainfall events are common, resulting in local flash flooding of ephemeral streams and watercourses. Mining operations are continuous throughout the year; however, during open pit mining activities increased ore stockpiling is undertaken in the lead up to the wet season thereby offsetting the reduced mining movements over that period. Experience has shown that it is best to shut down mineralization hauling during periods of extreme rainfall as damage to haul roads by large trucks may occur quickly.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

The annual evaporation rate remains high throughout most of the Northern Territory, ranging from 2,400mm to 4,000mm per annum. Monthly evaporation exceeds rainfall for eight months of the year at the coast increasing to the whole year inland. It remains relatively high even during the wet season.

Climate gradually moves from seasonally wet tropical in the north to arid in the south, with corresponding changes in landscape, with areas of rocky escarpment and plateau which break a low relief in the north and rocky ridges in the south.

The Northern Territory has a diversity of vegetation that is maintained by its variety of climate and soils. Natural vegetation of the Properties is typical of savannahs of the northern part of Australia, dominated by Eucalypt species with a grassy understory dominated by sorghum species. The Northern Territory is the only area in Australia that does not have conspicuous temperate flora.

In the north, the vegetation is typically tropical savannah (eucalypt woodland and eucalypt open woodland with a grassy understory). This landscape experiences dramatic seasonal changes with intense growth in the wet season (summer) and widespread fires in the dry season (winter). Internationally famous for the tropical wetlands and rugged sandstone escarpments of Kakadu National Park, the wetlands are of importance for conservation, providing breeding areas, habitat and refuge for important wildlife populations.

From the north, a transition area moves from eucalypt woodlands into areas of melaleuca and acacia forests and woodlands and south into the spinifex (hummock grasslands), Mitchell grass (tussock grasslands) and acacia woodlands and shrublands. The vegetation increases in diversity around Alice Springs with areas of mulga, mallee, chenopods, hummock grasslands, small pockets of eucalypt woodlands and salt lakes.

Major land uses are traditional Indigenous uses, nature conservation (including parts of Kakadu National Park and World Heritage Area and Litchfield National Park), urban and other intensive uses and grazing. Approximately 85,000ha have been cleared.

The Property lies within the Pine Creek and Daly River Bioregions. The Pine Creek Bioregion consists of hilly to rugged terrain and is within the tropical monsoonal belt of northern Australia. Dominant vegetation is tropical eucalypt woodlands/grasslands with some eucalypt open forests, melaleuca forests and woodlands and rainforest and vine thickets.

The region has undergone some localized clearing and the major land uses are grazing, nature conservation (including parts of Kakadu National Park and World Heritage Area and Litchfield National Park), traditional Indigenous uses and other intensive uses including horticulture.

The Daly Basin Bioregion consists of gently undulating plains and scattered low plateau remnants and has a tropical monsoonal climate with distinct wet and dry seasons and high temperatures throughout the year. Dominant vegetation is tropical eucalypt woodlands/grasslands and eucalypt open forests. Smaller patches of eucalypt woodlands and melaleuca forests and woodlands are present.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

The major land use is grazing on native pastures and traditional Indigenous uses with some horticulture, grazing on modified pastures and nature conservation. The region has undergone some clearing (approximately 167,000ha) for these developments.

The Northern Territory Property is characterized by tall, open eucalypt forests, typically dominated by Darwin woollybutt (Eucalyptus miniata) and Darwin stringybark (E. tetrodonta), and woodlands (dominated by a range of species including E. grandifolia, E. latifolia, E. tintinnans, E. confertiflora and E. tectifica), with smaller areas of monsoon rainforest patches, Melaleuca woodlands, riparian vegetation and tussock grasslands.

5.4	LOCAL RESOURCES AND INFRASTRUCTURE

Darwin has a population in excess of 150,245 (Australian Bureau of Statistics 2014) and is the capital city of the Northern Territory. It is the administrative center of the Northern Territory Government and a major transportation hub, with an international airport and deep-water port and the Adelaide to Darwin transcontinental railway terminating at the East Arm port. As it is the largest city in the Northern Territory, Darwin also has excellent schools, hospitals, and retail, commercial and light industrial services.

Darwin is rapidly developing into a significant freight interchange for trade with southeastern Asia. A considerable proportion of consumer and other goods reaching the Northern Territory are brought by road from Queensland or South Australia. The Stuart, Arnhem, Kakadu, Barkley and Victoria Highways ensure high service levels to the Darwin region from the Australian capitals and other regional centers.

Despite its low population, the area between Darwin and Katherine in the Northern Territory is well serviced with infrastructure. Significant mining operations have been developed in the area over the past 30 years, with gold mining and processing operations conducted within or in close proximity to the project areas.

The regional mining communities of Pine Creek, with a population of 380 (Australian Bureau of Statistics 2014) and Adelaide River (population of 237 (Australian Bureau of Statistics 2014)) support the Northern Territory Property of Newmarket Gold.

The Arnhem Highway to the east-southeast of Darwin provides a communication link to the Kakadu National Park and Jabiru, a town of 1,135, which provides accommodation for the uranium mines in the vicinity. Accommodation and services are available along the highway, primarily for the tourist trade.

5.5	POWER

Power in the Northern Territory is generated and distributed by the Northern Territory Power and Water Authority (NTPWA). The NTPWA’s main gas turbine power station is located at Channel Island in Darwin, which is capable of producing 254 megawatts (MW). A 19.5 MW power station exists at Pine Creek and is interconnected to the 132 kilovolts (kV) line from Darwin to Katherine. A 66kV line connects the Union Reefs processing facility, Brocks Creek, Cosmo Howley and the Cosmo Village to the Pine Creek Township.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Gas is supplied to the area via the Amadeus Basin to Darwin pipeline. Spurs off this pipeline service Katherine, Pine Creek and the Cosmo site. The Bonaparte gas pipeline also runs through the area, connecting with the Amadeus pipeline near the Fountain Head/Tally Ho deposits area.

5.6	WATER

The Union Reefs processing plant sources its water from two main storage dams off the McKinley River with total storage capacity of some 1,970 million liters. In addition, the Union Reefs deposit has on-site water storage capabilities within the former Crosscourse open pit, which is currently partially flooded and is used for tailing storage. Pit dimensions are 1,300m by 600m by 240m deep. The processing plant does re-cycle most of its water from the Crosscourse pit via a return water system.

The Property area receives approximately 1,500 mm in rainfall each year.

The Cosmo accommodation camp has capacity for 280 people and has its own potable water bore field and treatment plant, which softens and chlorinates the water supplied to the camp.

5.7	COMMUNICATIONS

The project areas have landline telephone communications (Telstra) as well as satellite and microwave communication systems. Mobile telephone coverage under the Telstra Next-G network exists throughout a large area of the mining and plant sites and standard VHF radio communications are used for operational purposes. Work was completed in 2014 to upgrade the mobile coverage in the Cosmo Village, which has shown a great increase in the signal strength.

5.8	MINING PERSONNEL

The Property is located within an area that has a strong mining tradition and, as a result, the mining industry within the region is well understood and supported by the surrounding centers. Mining activities have a direct impact on the manufacturing, service and hospitality sectors of the local economies immediately surrounding the Property area, with past mining operations at Tom’s Gully, Mount Todd, Maud Creek, Cosmo Howley, Brocks Creek, Enterprise and Union Reefs gold mines previously employing significant numbers of local residents.

The surrounding provincial centers of Pine Creek and Adelaide River, which occur within an 80km radius of the projects, provide good support facilities including housing, law enforcement, basic medical and community facilities.

Further afield, the Darwin central business district is the administrative center for the Northern Territory and lays one to three hours’ drive from the project tenements. Mining, engineering and consulting firms as well as commercial assay laboratories are based in Darwin and other population centers in the Northern Territory such as Pine Creek.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Newmarket Gold is involved with safety, management, mining engineering, geology and exploration, survey, stores control, processing and maintenance, environmental and permitting, and administration functions. Contractor personnel are involved primarily in the mining and haulage functions.

Underground mining at Cosmo is conducted by Downer. This contract was placed out for tender and won by Downer during the Q4, 2013. Downer commenced operation at Cosmo in Q1, 2014 and opted to continue the contract for an additional 12 months in 2016.

Haulage of mineralization from the mining centers to the Union Reefs mill is completed by Fawcett’s; they have supplied this service since the start of 2015, taking over from Ostojic’s.

A number of other contracting groups were engaged for maintenance services, labor hire services, road repairs, drilling activities and other typical contracted activities. These service providers are covered in more detail in Section 18 of this technical report.

The Union Reefs Operations Center (i.e. processing facility) has a workforce of approximately 60 people including 45 employees and 15 contractors. Newmarket Gold recruits people by offering residential accommodation opportunities and good camp facilities.

Mining operations run 24 hours a day, each day of the year primarily based on two 12 hour shifts working a range of rosters. Milling operations at the Union Reefs mill currently run on a 9 days on, 5 days off roster with two 12 hour shifts. During the off days, maintenance is conducted on the plant.

5.9	ACCOMMODATION

The majority of Newmarket Gold personnel live in the local towns or the Cosmo Village. The Pine Creek accommodation village was placed on care and maintenance in December 2013.

The 120-person Pine Creek camp, located in the town of Pine Creek, was used to house the processing and administration personnel, however, since being placed on care and maintenance all these personnel have been housed at the Cosmo Village.

The 280-person Cosmo Village, located adjacent to the Cosmo-Howley mining areas, is used to house all personnel. The camp is an excellent facility with full kitchens, recreation facilities and single ensuite rooms. The camp provides two hot meals per day, pack lunches, hospitality, and laundry service and also has entertainment facilities such as tennis courts, swimming pool and pool tables.

Rented housing accommodation is also available for site personnel in the local communities of Adelaide River and Pine Creek, if required.

5.10	PROCESSING FACILITIES

All mineral processing is conducted at the Union Reefs site. More details of the processing facility can be found in Section 17 of this technical report.

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6 HISTORY

Darwin (previously named Palmerston) was initially settled in 1869. In the following year, a decision was made to build a telegraph line overland between Port Augusta in the state of South Australia and Port Darwin to link Australia with the rest of the world. It was by chance that a significant discovery was made when hole diggers found gold in the Pine Creek area (Jones 1987).

The discovery of gold in the Northern Territory was followed up by exploration hoping that the area would establish itself on gold mining. Senior Surveyor George McLachlan was appointed on April 29, 1871 to the new post of Warden of Pine Creek Gold Find. McLachlan and his members organized a number of wells along the course of Pine Creek in an effort to discover the extent of the gold find. The results were promising as traces of gold were found in every case.

The gold rush began shortly after the discovery. A group of people from Adelaide migrated up to join the mining boom. In 1873, the suggestion of employing Chinese ‘coolie’ labor was raised and Douglas Bloomfield took the responsibility of recruiting laborers from Singapore. He secured 176 Chinese and 10 Malays who arrived at Port Darwin in 1874. There were also independent Chinese gold seekers who took part in the mining activities. The first group of Chinese gold seekers reached Port Darwin in October 1877.

Since the first discovery of gold in 1870, the Northern Territory has produced approximately 14.9Moz of gold. Of this total, an estimated 3.7 million ounces have been produced from the Pine Creek Orogen (Ahmad, Wygralak and Ferenczi 2009). There are about eight hundred documented gold occurrences of potential economic significance and a mineral resources inventory of a further 17 million ounces gold.

LOCATION	ESTIMATED PRODUCTION
Union Reefs	1.0moz
Pine Creek	750,000oz
Cosmo, Howley / Woolwonga	650,000oz
Brocks Creek	230,000oz
Tom’s Gully	200,000oz
Rustler’s Roost	113,000oz
Alluvial Deposits	~1.0moz

TABLE 6-1 HISTORICAL GOLD PRODUCTION – PINE CREEK OROGEN

There have been three significant periods of exploration and gold production. Early mining (1870-1915) was selective and concentrated on high-grade (several 10’s of g/t Au) veins, mainly in the Pine Creek Orogen. During this period, mining was from highly selective shallow pits, shafts and narrow adits that systematically followed the auriferous lodes. These old mines generally were confined to the oxide zone and stopped at the water table.

The next significant phase commenced with the discovery of medium-high grade (15-20g/t Au) ironstone hosted deposits in the Tennant Creek inlier in 1936, with production peaking during 1971-75.

The current phase of gold exploration and production commenced in 1987 and concentrated on bulk open cut mining of relatively low-grade (2-3g/t Au) mineralization.

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6.1	COSMO MINE AND SURROUNDING AREAS

Gold was discovered at Brocks Creek in 1871 and at Cosmo Howley in 1873 during the construction of the Adelaide – Darwin overland telegraph line. This was the prelude to a long period of alluvial working by Chinese miners and lode mining by English companies and Chinese tribute miners until 1914.

Balfour (Balfour 1981) estimates that approximately 1,028kg of gold was produced from the Brocks Creek line of workings from discovery to 1914, with some 823kg produced from high grade gold reefs at Zapopan; the name Brocks Creek and Zapopan seem to have been used interchangeably in the early years. Blanchard and Hall (1937) (Blanchard 1937) estimate that about 71,000t of mineralization was mined along the Howley Line during this period, producing about 24,000oz of gold at a recovered grade of about 10g/t Au.

The field subsequently declined in the mid-1910s and there was little activity in the area for the next 60 years apart from limited small scale mining and minor exploration. The Brocks Creek and Howley areas were explored for gold and base metals during the 1970’s and 1980’s by numerous mining and exploration companies, often in joint venture. Most of these companies carried out extensive drill testing of various costean (trench) intercepts, IP/resistivity geophysical surveys and soil geochemical anomalies with mixed results.

In 1975, Dampier Mining acquired an exploration license over the Howley line, and under a joint venture with Dampier Mining, Homestake Gold Mining conducted the first major assessment in 1977 to 1978.

Several small alluvial shows in the Chinese Howley area were mined between 1986 and 1990. Mining operations commenced at Cosmo Howley in 1987 with gold-bearing mineralization mined from the Cosmo Howley, Phantom, Chinese South, Chinese Howley and Big Howley pits. All mining ceased prior to April 1995.

Deposit	Years	Tonnes (Mt)	Grade (g/t Au)	Ounces (Moz)
Cosmo, Howley	1987 – 1993	6.9	2.1	0.47
Woolwonga	1991 – 1995	2.9	2.5	0.23
Howley-Big Howley	1992 – 1995	1.1	1.8	0.06
Total		10.9	2.2	0.76

TABLE 6-2 ESTIMATED HISTORICAL GOLD MINED. COSMO HOWLEY GOLD PROJECT

During 2002, exploration activities focused on compilation and validation of data in relation to the Cosmo underground mineral resource and the re-evaluation and reassessment of the near surface mineral resources at Howley, Western Arm and Yam Creek. Acquisition of detailed airborne magnetic geophysical data, Landsat and SPOT remote sensing imagery and GIS topographic data provided the basis for a structural interpretation and targeting definition over the Brocks Creek/Zapopan, Yam Creek and Woolwonga areas. Infill and extensional mineral resource definition drilling at Brocks Creek/Zapopan, the commencement of the Brocks Creek/Zapopan underground decline, mineral resource modeling of the Cosmo mineralization and initial Scoping Studies on the Cosmo underground mineral resource were all undertaken.

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In March 2003, pre-production activities within the Burnside Gold Project were postponed, pending an improvement in the gold price and the decline into the Brocks Creek/Zapopan underground deposit was suspended at a vertical depth of approximately 125m below surface.

In 2004, infill drilling was undertaken to define high-grade mineralized zones within the Cosmo Deposit and a Scoping Study into the potential for Cosmo to be mined as an underground gold operation was initiated.

In early 2005, further mineral resource definition drilling of eight RC/diamond drillholes was completed at the Cosmo Deposit with the aim of infilling the upper levels of the deposit to bring the mineral resource to a mineral reserve category. Samples from the Cosmo Deposit were sent for metallurgical test work at Amtec Laboratories in Perth, Western Australia. This test work demonstrated that the Cosmo mineralization is amenable to good recoveries through the Union Reefs processing facility.

From late-2005, past operators carried out exploration and mineral resource definition drilling programs, which have led to the updating of several mineral resource models and optimized mine designs. These programs were mainly focused on prospects within the western and southern portions of the Burnside deposits, principally along the Howley and Brocks Creek-Zapopan Anticlines.

During 2009 to 2012 Crocodile Gold mined from the open pits at Howley, Mottrams, Princess Louise, North Point, Rising Tide deposits as well as obtaining ore from the Brocks Creek and Cosmo underground mines. A total of 6.98Mt of mineralization was mined since production re-commenced in November 2009 until the end of December 2015. The overall reconciliation with the mill has performed well with grade control estimating a grade of around 2.07g/t Au and the mill averaging around 1.97g/t Au (see Table 6-4).

During the past three years some additional material has been milled from historic stockpiles located around the Pine Creek region. A low-grade stockpile of around 80,000t was transported from Moline Mine area to the Union Reefs mill for processing in 2011 and 2012. It is estimated that the grade was around 0.8g/t Au. Also in the period around 23,000t at 1.0g/t Au was hauled from the Glencoe Deposit. This is included in the Milling Figures but is not included in the Mining Figures. A third stockpile from the Golden Dyke pit, which was rehabilitated during 2014, with around 58,000t of material at an average grade of around 0.92g/t Au was also processed at the Union Reefs processing facility.

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Period	Company
1975-1977	Dampier Mining
1977-1982	Homestake Gold Mining
1982-1984	Golden Dyke Joint Venture (Geopeko-Anaconda)
1984-1987	Regent- Southern Goldfields JV
1987-1995	Dominion Mining
1995-2003	Territory Goldfields NL
2003-2005	Burnside Joint Venture (Buffalo Creek Mines Pty Ltd and Territory Goldfields)
2005-2008	GBS Gold Australia
2008-2009	Receivership of GBS Gold
2009-2015	Crocodile Gold Australia/Newmarket Gold NT Operations

TABLE 6-3 SUMMARY OF HISTORIC OWNERSHIP OF COSMO HOWLEY MINING AREA

	Milled			Mined
Year	Tonnes	Grade g/t Au	Ounces	Tonnes	Grade g/t Au	Ounces
2009	29,000	1.72	1,600	199,000	1.56	10,000
2010	1,855,000	1.55	92,300	1,967,000	1.62	102,200
2011	1,886,000	1.21	73,100	1,854,000	1.22	72,700
2012	916,000	1.38	40,700	705,000	1.72	38,900
2013	720,000	3.55	82,200	741,000	3.63	86,500
2014	809,000	3.30	85,900	791,000	3.30	83,900
2015	725,000	2.99	63,300	727,000	3.00	70,100
Total	6,940,000	1.97	439,100	6,984,000	2.07	464,300

TABLE 6-4 RECONCILIATION FIGURES FOR CROCODILE GOLD/NEWMARKET GOLD MILLING - 2009- 2015

6.1.1 RISING TIDE

From 1996 to 1998, Acacia Resources undertook several RC and diamond drilling programs to complete definition of the Rising Tide Deposit, with 506 drill holes for a total of 26,637m.

In 2006, a total of 21 hole RC and two hole diamond drill holes for a total of 994m were completed by GBS Gold to define known geological structures and extend existing mineralization.

A subsequent 2006 mineral resource calculation defined an Indicated mineral resource above a cut-off of 0.7g/t Au of 2.06Mt grading 1.62g/t Au for a total of 107,200oz Au. At the same lower cut-off grade, the Inferred mineral resource was 0.92Mt at 1.33g/t Au.(1)

NB: (1) The mineral resource estimate cited is sourced from the reference indicated, is believed to be a historical estimate, not prepared in accordance with currently accepted guidelines for the preparation of mineral resources and mineral reserves, may not comply with NI43-101 and is not considered by either the Authors or Newmarket Gold, as current mineral resources or mineral reserves, as the Authors have not done sufficient work to classify historical estimates as current mineral resources or mineral reserves. In additional a mineral resource estimate that is more current is included in Section 14, and should be used for all reviews of the Rising Tide deposit.

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In 2006 and 2007 GBS Gold mined by open pit from the Rising Tide Deposit 533,930t grading 1.47g/t Au for 25,282oz.

6.1.2 BON'S RUSH

At Bon’s Rush Western Mining Corporation (W.M.C.) as part of their Mount Ringwood Joint Venture previously explored the area of the deposit in the late 1980’s. WMC undertook extensive regional exploration including an aeromagnetic survey, ground magnetic survey, rock chip sampling, stream sediment sampling, soil sampling, costeaning, RAB drilling, RC drilling, and diamond drilling programs. They identified numerous areas of anomalous gold mineralization, including the Bon’s Rush area.

In the late 1990’s to early 2000’s, Northern Gold explored the Bon’s Rush area as part of their Mt. Paqualin Project, completing regional BLEG soil surveys, detailed regional geological mapping and a detailed aeromagnetic survey. Prospective targets generated from this initial work were followed up with infill LLFA soil sampling and/or RAB drilling, which resulted in the discovery of the Bon’s Rush deposit.

Northern Gold completed at least 234 RAB holes (4,102.5m) at Bon’s Rush, which along with the soil sampling results identified five main target areas. Detailed 1:5000 geological mapping and a structural interpretation of the area accompanied this RAB drilling. Follow up of limited RC drilling (45 drill holes (3,372.1m) was completed on four of these targets and two diamond drill holes (150.3m) were completed on the Bon’s Rush Main Zone.

Western Mining Corporation as part of their regional exploration completed three RC holes over the Bon’s Rush South target (FSDC 57, 58 and 59).

6.1.3 GOODALL

The Goodall Mine, located 30km to the east of the town of Adelaide River, was discovered in 1981 as a result of a helicopter supported rock chip sampling program. This was followed up with soil sampling and trenching and in 1982 with diamond drilling.

In 1985 Western Mining became involved with the program and was known as the Mt Ringwood Joint Venture. By 1986 a total of 44 diamond drill holes, 135 RC holes, two water wells and six water monitoring holes had been established along with over 7,500m of trenching. Gold was first poured in 1988 and by September 1993 had produced a total of 4.095Mt grading 1.99g/t Au for a total of 228,400oz.

6.2	UNION REEFS AREA

Gold was discovered by prospectors at Union Reefs in December 1873 and since then approximately 1,600 pits, shafts, adits and open cuts have been worked to a depth of approximately 60m (Shields et al, 1967). Chinese miners held most of the claims until 1894. Much of the gold recovered during this time was not recorded but data for the period 1884 to 1910 show production of 48,000oz of gold from 58,000t of mineralization for a recovered grade of 26g/t Au (Hossfeld 1936).

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Very little work other than small-scale mining and exploration was conducted over the next 50 years.

Drilling during the 1960’s, by the Bureau of mineral resources, identified a gold mineral resource at the Crosscourse deposit. This was followed by further drilling in 1969 and 1970 at the Crosscourse and Lady Alice North deposits. Between 1984 and 1988, 25 exploration holes were drilled at Ping Que and Crosscourse deposits, which gave encouraging results and led to a historical estimate. In 1988, 68 percussion holes were drilled along the northern half of the Union and Lady Alice lines of mineralization. No further work was carried out until 1991 when detailed soil sampling, geophysical surveying and percussion and diamond drilling was carried out within the Union Reefs leases. By 1994 a mineral resource had been defined at Crosscourse and Union North deposits that led to the completion of a detailed feasibility study, open cut mining and the construction of a 1.7Mtpa CIL processing plant.

In 1997, Union Reefs was expanded to process harder fresh rock and increase throughput to 2.5Mtpa and gold production from 87,000 to 120,000oz per annum. The expansion included adding two leach tanks and a tertiary crusher. Mine production was primarily from the Crosscourse, Union North, Prospect Claim, Lady Alice and Ping Que deposits.

In 1998, exploration drilling to the north of the Crosscourse open pit identified shallow mineralization over a 1.2km strike length. As drilling continued in this area, several shallow and continuous zones of mineralization varying from 5 to 15m in width were defined over a 700m strike length at Alta and Orinoco. A new mineralized zone, Dam A, was identified 400m northeast of the Union North Deposit and extended for more than 300m. In late 1998 and early 1999, head grades declined as mining progressed in lower grade areas on the eastern margins of the Crosscourse pit and at Union North deposit.

By 2003, mining at the project was moving towards its final stages and was directed towards small, dispersed remnant mineral resources in proximity to the plant. Total gold production from the commencement of operations at Union Reefs in 1994 to June, 2003 was estimated by AngloGold to be 879,824oz.

GBS Gold’s Union Reefs Operations Centre was officially opened on November 10, 2006. Gold production commenced in late 2006 with mineralization being sourced from historical stockpiles, the Brocks Creek/Zapopan underground mine and the Rising Tide and Fountain Head open pit mines. The Fountain Head mine has extracted mineralization from both the Fountain Head and the Tally Ho lodes. Total production from the Union Reefs operations until December 31, 2007 was 1,084,000t at an average head grade of 2.43g/t Au producing 80,092oz Au. In 2008, total production was 1,660,496t at an average grade of 1.64g/t Au to produce 87,538oz gold.

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December 2015	Northern Territory Operations

Project	Years	Tonnes (Mt)	Grade (g/t Au)	Ounces (Moz)
Burnside (Zapopan) Gold Project	1987-2000	16.5	2.0	1.05
Union Reefs Gold Project	1884-1910	0.06	26.0	0.05
	1994-2003			0.88
	2006-2007*	1.08	2.43	0.08
Pine Creek Gold Project	1894-1915	0.01	18.39	0.07
	1984-1993	12.3	2.37	0.77
Maud Creek Gold Project	1988-1991	Tailings	?	0.04
	2000	0.18	3.5	0.02
Moline Gold Project	1954-1957	0.03	31	0.04
	1987-1991	1.60	2.1	0.1
Total				3.10

(*)Includes production from outside the Union Reefs deposit area

TABLE 6-5 ESTIMATED HISTORIC GOLD PRODUCTION PINE CREEK REGION 1985- 2007

6.2.1 ESMERALDA

In 1990-1991 Zones “A” and “B” were defined by Cyprus within EL6880 by a soil geochemical survey. Gold and arsenic were determined. Cyprus was earning equity from registered owners, Astron-Solpac, within the Esmeralda Joint Venture.

In 1991-1992 Cyprus Gold drilled 25 RC drill holes into the prospect (ERC0001-ERC0025). The holes were allocated to Zone “A” (ERC0001-ERC0010) and to Zone “B” (ERC0011-16). This drilling program was completed in two phases: a 16 hole/1,110m phase followed by a nine hole/740m program. The initial phase was targeted on soil and rock anomalies, the second phase providing selective down dip testing of phase one intersections. Phase two drilling was allocated to Zone “B” (ERC0017-ERC0019) and to Zone “A” (ERC0020-ERC0025). The best result from Zone “A” was 12m @ 3.03g/t Au from 22m in ERC0002. The best result from Zone “B” was 13m @ 2.33g/t Au from 37m in ERC0023.

In 1994 Billiton Australia reviewed the Cyprus data and drilled 15RC holes (EAP0001-0015) into Zone “A” for a total of 938m and a diamond tail of 21m on EAP0015 (renamed EAD0015).

In 1995 Acacia drilled 40 RC holes (ERC0041-0080) into Zone “A” and “B”, for a total of 2,573m. In August 1995, a manual mineral resource calculation was completed with the available data. Bulk densities of 2.52g/cm 3, weathered, and 2.74g/cm 3, fresh were used. This uncut geological mineral resource estimates using a 0.7g/t Au lower cut-off gave a combined inferred mineral resource of 879,000 tonnes @ 2.0g/t Au.

In 1996 Acacia completed 27 RC holes for 1,794.5m and 4 diamond drill holes for 155.5m. Twenty three of the holes were drilled on Zone “A”.

In 1997 50 RC holes and one re-entry were completed for 4,495m. All holes were surveyed with Eastman single shot. At Zone “A” the deposit was tested to 100m vertical depth. A new lens 100m west of Zone “A” was discovered on four sections. Further drilling to extend the southern limits was unsuccessful. Also during the year a structural analysis of the deposits was commissioned, with a further eight costeans dug for 514m. An airborne radiometric/magnetic survey was completed by UTS. (50m line spacing, 60 degree orientation, 20m terrain clearance, 127km2 total area.) Aerial photography and digital terrain modeling were undertaken.

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A mineral resource estimate was completed using all data. M&RT Consultancy defined an inferred mineral resource of 1.26Mt @ 1.62g/t AuNB1.

NB: (1) The mineral resource estimate cited is sourced from the reference indicated, is believed to be a historical estimate, not prepared in accordance with currently accepted guidelines for the preparation of mineral resources and mineral reserves, may not comply with NI43-101 and is not considered by either the Authors or Newmarket Gold, as current mineral resources or mineral reserves, as the Authors have not done sufficient work to classify historical estimates as current mineral resources or mineral reserves. In additional a mineral resource estimate that is more current is included in Section 14, and should be used for all reviews of the Esmeralda deposit.

6.2.2 PROSPECT DEPOSIT

In 2005 Bill Makar (B. Makar 2005b), Chief Mine Geologist for AngloGold at Union Reefs wrote a report on the Prospect deposit. A summation of his comments and findings follows:

•

Prospect deposit was originally mined in the late 1800’s, mainly by underground means but also a few shallow pits and gouges. It was recorded as one of the richest prospects in the Union Reefs mining district.

•	In the mid- 1990’s. Prospect was mined as an open pit by Acacia /AngloGold in two stages.
•

Initial stage was in 1997. The mining was strongly influenced by the old working, being largely a remnant mining exercise of the remaining low-grade mineralization and remaining pillars. The old workings continued below the 1207.5RL and were found to extent below the 1170RL final pit floor along the main ramp access.

•	The second phase was the mining of the pit from the 1207.5RL to the final depth of 1150RL.
•	Total mined by Acacia/ AngloGold was 443,886t @ 1.55g/t for 22,090oz gold.
•	Gold recoveries were in excess of 93% with nearly 50% recovered by gravity means.
•

High-grade gold values are associated with intense quartz veining and stockworks within a near vertical shear zone. These quartz veins/stockworks pinch and swell from <1m up to 5-10m both along strike and down dip. The lode appears to plunge to the north.

•

A preliminary underground mineral resource evaluation was carried out on the Main Lode to assess if it was a viable underground target. The Main Lode is the down dip extension of the main zone mined by the open pit. The maximum depth that the pit was mined down to was the 1151RL.

•

A preliminary mineral resource of 103,000t @ 8.04g/t Au (1) (applying a 45g/t top-cut) was identified. The mineral resource extent is between 7160N to 7600N and from 1150RL to 1060RL. The mineral resource is relatively well drilled from below the mined pit to the 1120RL and poorly drilled to the 1050RL. It was open down dip.

NB: (1) The mineral resource estimate cited is sourced from the reference indicated, is believed to be a historical estimate, not prepared in accordance with currently accepted guidelines for the preparation of mineral resources and mineral reserves, may not comply with NI43-101 and is not considered by either the Authors or Newmarket Gold, as current mineral resources or mineral reserves, as the Authors have not done sufficient work to classify historical estimates as current mineral resources or mineral reserves. In additional a mineral resource estimate that is more current is included in Section 14, and should be used for all reviews of the Prospect deposit.

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  Five addition lodes were identified by exploration or mining but were mined because of their proximity to the Main Lode. The grades were generally lower, discontinuous structurally, with strike extents between 30 and 220m.
  The base of weathering is approximately 1170RL; top of fresh was 1155RL. Majority of the mineralization mine was oxide with approximately 15m of transitional and 5m of fresh.
  In mining it was evident that the Main Lode was a continuous high-grade mineralized structure of approximately 450m strike length and down dip from surface to the base of the pit mined. Grade control results from the bottom benches indicate that the Main lode continues strongly down dip.

Makar subsequently calculated a mineral resource for the Prospect Deposit. In summary:

  A database of all exploration and grade control drilling was created along the strike extent of the deposit. Cross- sections were interpreted of the mineralized zones along the strike at a lower cut- off of 0.5g/t Au. Using the 0.5g/t Au interpretation as a guide, cross-sections of underground lodes were interpreted at a 2.5g/t Au lower cut-off. Using the 2.5g/t Au interpretations the various lodes were identified with only the Main Lode being wire-framed.

  A block model of the Main Lode was generated with a block size of 470m Y (strike) x 40m X (width) x 210mZ (dip). The cell size used was 5m (Y) x 1m (X) x 2.5m (Z). Only the cells within the wire-frame were updated with gold values, using only assay values within the wire-frame. Four block models were generated using top-cuts of; 30g/t Au, 45g/t Au, 60g/t Au and no top-cut. No dilution factors were applied.

cut-off g/t Au	Surface to 1150RL			1150RL to 1060RL
	Tonnes	g/t Au	Ounces	Tonnes	g/t Au	Ounces
30	23,342	5.85	4,390	103,903	7.2	24,052
45	23,342	6.29	4,720	103,903	8.04	26,858
60	23,342	6.62	4,968	103,903	8.58	28,662
Un-cut	23,342	7.26	5,448	103,903	10.12	33,806

Notes:
– Material above 1150RL mainly transitional and oxide
– Material below 1150RL is all fresh, SG of 2.7g/cm 3
– Average Oxide surface ~1170RL; SG 2.5g/cm 3
– Transitional horizon between 1170RL to 1155RL; SG 2.6g/cm 3
– Deepest Prospect pit was mined was ~1151RL (bottom of Good-bye cut in the north pit)

TABLE 6-6 HISTORIC GRADE COMPARISON OF PROSPECT DEPOSIT MAIN LODE AT VARIOUS AU CUT- OFF GRADES (NB1)

NB: (1) The mineral resource estimate cited is sourced from the reference indicated, is believed to be a historical estimate, not prepared in accordance with currently accepted guidelines for the preparation of mineral resources and mineral reserves, may not comply with NI43-101 and is not considered by either the Authors or Newmarket Gold, as current mineral resources or mineral reserves, as the Authors have not done sufficient work to classify historical estimates as current mineral resources or mineral reserves. In additional a mineral resource estimate that is more current is included in Section 14, and should be used for all reviews of the Prospect deposit.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Makar’s conclusions and recommendations included:

  Sufficient tonnes and grade exist at Prospect to be considered as a small underground mineral resource.
  It is open down- dip.
  It is sufficiently drilled to be able to classify as a mineral resource.
  The stability of the old underground workings indicates that narrow stopes and small -scale development working should hold up well.
  It can be easily accessed and developed by underground means.
  Portal access is within 300m of the Union Reefs ROM pad.
  Exploration drilling and open pit mining has identified additional lodes, which may be economical to mine by underground means.
  Gold recoveries in processing should not be an issue.
6.3	PINE CREEK GOLD PROJECT

6.3.1 RENISON GOLDFIELDS

1980-1984 - Renison Goldfields Consolidated (RGC) and Enterprise Gold Mines (formerly Jingellic Minerals NT P/L) had a joint venture with the leases. RGC managed exploration on their sector of Gandy’s Hill. The original Gandy’s Hill leases were GML163A-166A inclusive. Color aerial photography at 1:100,000 was flown over 752km2, centered on Pine Creek. Geospectrum scaled the topographic maps to local grid at scales of 1:500, 1:1000 and 1:5000.

1986 - 278m of RC drilling was completed on MLN785 at North Gandy’s Deposit.

1987 - Ten diamond core holes were completed over Gandy’s North and a seven hole RC program was completed over MCN157 and MCN969 on South Gandy’s.

1988 - A program of 445 vertical RC holes was drilled on MLN 786, 785, and MCNs 969, 1056 and 157. An oxide mineral resource estimate was carried out.

1989 - Nine diamond core holes were completed for 845m as well as 5,000m of RC drilling. On MCN1058 (Nth International) and MCN1230 (south of Gandy’s Hill) a program of RC drilling was completed for 1,169m.

1990 - Five costeans were dug over North Gandy’s and North International.

1991 - Pine Creek Goldfields obtained the title of eleven leases northeast of Gandy’s Hill Deposit rom Australian Energy. Eight costeans were dug on the northern extensions of the Enterprise Anticline. The northern part of Arimco's MLN39 was swapped for a part of PCG's MCN1058 for the re-location of the Stuart Highway.

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1992 - Leases over Gandy’s Hill and International deposits were handed to Pine Creek Goldfields. The negotiation and final acquisitions occurred.

1993 - After the acquisition, the grid was extended and RC drilling was undertaken into infill the original work to 25m line spacing. Holes were drilled to 30m on a 50m by 20m pattern. A waste dump sterilization was carried out north of the International Deposit comprising 21 holes vertical RC holes. In mid-1993, the Gandy’s Hill North, Gandy’s Hill South and International deposits were mined by open pit methods. Mining at North Gandy’s was completed in November.

1994 - Mining at Gandy’s Hill South and International deposits was completed.

1995 - A program of RC drilling comprising 14 holes for 420m was completed at the Gully Project between the original Gandy’s and International ridges. No significant gold values were met with in what was interpreted to be a synclinal structure. The mined areas were rehabilitated, the Enterprise treatment plant was sold off and the area became inactive.

6.3.2 CYPRUS-AMOCO-ARIMCO

1983 – The Gandy’s Hill property was optioned by Tasbax P/L to Amoco Minerals. The company carried out surface rock-chip, dump sampling and mapping followed by 15 RC holes for 1,163m. The known association between the quartz sulphide bodies and gold mineralization was tested by an induced polarization survey.

1984-86 - Amoco dealt their tenement to two companies. Amoco executed a farm out agreement with Lightning Ridge Mining and later joint ventured 80% of its interest to TERREX Resources NL. Terrex carried out further exploration. Mapping and drilling, which included both diamond and RC were undertaken. Some Terrex data was 'lost' during the time when Tasbax put the managers in default and Cyprus (formerly Amoco) renegotiated the agreement.

1987 - Cyprus and Hudspeth & Co. entered into an option with Frith, an adjacent lease owner, covering MLN790 over the International deposit. At this time Tasbax also added the house and building on site to the agreement.

1988 - The house and all the leases including late MLN39 in the "Carlton Project area" (also known as Gandy’s Hill) were purchased by Cyprus from Tasbax.

1989 - Cyprus Gold Australia transferred their interest in the project to JV partner Arimco NL.

1990 - Arimco undertook an evaluation of the Carlton Project. The extra data received from Pine Creek Goldfields was included into the database. It was concluded that the Gandy’s Hill deposits amounted to 759,257 @ 2.41g/t Au (inferred global mineral resources) and the International Deposit amounted to 1,607,821t @ 2.59g/t Au (inferred global mineral resources) NB(1).

NB: (1) The mineral resource estimate cited is sourced from the reference indicated, is believed to be a historical estimate, not prepared in accordance with currently accepted guidelines for the preparation of mineral resources and mineral reserves, may not comply with NI43-101 and is not considered by either the Authors or Newmarket Gold, as current mineral resources or mineral reserves, as the Authors have not done sufficient work to classify historical estimates as current mineral resources or mineral reserves. In additional a mineral resource estimate that is more current is included in Section 14, and should be used for all reviews of the Gandy’s prospects.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

1992 - Arimco's entire "Carlton Project" leases were transferred to Pine Creek Goldfields. Pine Creek Goldfields NL also held leases that surrounded the Arimco Group and simultaneously did exploration activity on their sectors.

6.3.2 ENTERPRISE MINE

The Enterprise shaft preceded the establishment of the Enterprise pit, which was sunk to 79m in 1915 following a government sponsored diamond drilling program. Multiple drives led off the shaft targeting mineralization. Operations at the mine closed down with the outbreak of WWI and R. and M. Blake did no work until the 1960s when the shaft was worked intermittently for a period of about 20 years.

In late 1980 Goldfields Exploration Limited commenced a program of rock chip, road cut and underground channel sampling as well as surface geological mapping over all the areas of old workings. An RC and diamond drilling programs commenced in May 1981 and by 1984 a total of 13,232m had been completed in the Enterprise Mine area. Further geological mapping was carried out in 1983 and 1994.

A local mine grid was established that paralleled the axis of the Enterprise Anticline. The bearing of the grid was 41deg 29min 20sec west of true north. This grid has been applied to the whole of the Pine Creek Goldfields. Easting 11200E passed along the axis of the fold and 11000N was just beyond the southern crest of the Enterprise pit.

Mining of the Enterprise pit commenced in September 1985 following a drill-out on sections 50m apart and holes on section 20m apart, and continued until closure in August 1993. A mineral reserve of 6.7Mt @ 3.33g/t Au was used prior to mining (0.7g/t Au oxide lower cutoff, 1.0g/t Au primary lower cutoff).

Following the confirmation of geostatistically predicted mineralization by diamond drilling in 1986 mineable mineral reserves at January 1987 were 9.2Mt @ 2.7g/t. AuNB1. The combined Enterprise-Czarina pits ended up producing 9Mt of mineralization and this was treated for the recovery of 600,000oz at an average head grade of 2.59g/t Au. Average mill recovery was 79%.

NB: (1) The mineral resource estimate cited is sourced from the reference indicated, is believed to be a historical estimate, not prepared in accordance with currently accepted guidelines for the preparation of mineral resources and mineral reserves, may not comply with NI43-101 and is not considered by either the Authors or Newmarket Gold, as current mineral resources or mineral reserves, as the Authors have not done sufficient work to classify historical estimates as current mineral resources or mineral reserves. In additional a mineral resource estimate that is more current is included in Section 14, and should be used for all reviews of the Enterprise prospects.

It was observed early in mining the Enterprise pit that blast hole and RC drilling gave more accurate assay results than diamond drilling by a factor of +1.35.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

The down plunge extension of the Enterprise mineralization below the pit and beyond the southern mine limits was tested by drilling. There had been some suggestions of a possible steepening of plunge at the south end to around 45 degrees, or of cross faulting moving the axis up or down.

Diamond drilling programs were completed that had the objective of targeting the 40m to 60m wide mineralized zone that dipped west at 75 to 80 degrees within the southern limits of the pit.

High grades were known to be associated with linear/planar structures 100-150m in strike extent and relatively continuous down dip and also the intersection of planar structures that form pods of variable orientations having average dimensions of 15m x 15m.

Half a dozen deep holes were targeted beneath the pit, however, these only met with narrow modest gold grades. There is up to 100m of untested zone beneath the pit floor to the RL of the deep holes. Testing of this zone would require large step backs and shallow dips.

6.3.4 SOUTH ENTERPRISE DEPOSIT

The area just to the south of the Enterprise Pit has been an area of exploration interest since the 1980s. Significant amounts of drilling have been conducted and a mineral resource has been outlined at South Enterprise.

Makar and Muller (Makar and Muller 2006) has identified nine different loads in the South Enterprise prospect ranging in size from 17,000t to over 100,000t of mineralization grade material.

Drilling and rock chip sampling has been done in the area along strike to the south of the Enterprise pit. The old Stewart Highway cuts diagonally across the eastern side of the tenement as a road cutting. This cutting was excavated in 1988-1989 and mineralization grade material was extracted from it.

The Burnside Joint Venture conducted drilling at the South Enterprise Prospect in two phases; one phase of diamond and RC drilling in the early 1990’s and a second phase of RC drilling in 2004-2005. Ninety five diamond holes for a total of 12,048m were drilled prior to 1994; this was done alongside 28 RC holes for a total of 1,846m. The 2004 drilling consisted of five RC holes and a total of 652m. Another 30 RC holes, with a total of 2,099m, were drilled in 2005.

6.3.5 INTERNATIONAL & GANDY'S HILL DEPOSITS

Tasbax P/L optioned the Gandy’s Hill property to Amoco Minerals in October 1983. Amoco carried out surface rock-chip, dump sampling, and mapping followed by 15 RC holes for 1,163m. An induced polarization survey was completed to test the known association between the quartz sulphide bodies and gold mineralization. Amoco concluded a farm-out agreement with Lightning Ridge Mining NL and subsequently joint ventured 80% of its interest to Terrex Resources NL. Terrex carried out further mapping and drilling which included both diamond and RC work. By September 1986 Tasbax put the managers in default and Cyprus (formerly Amoco) renegotiated the agreement. Some Terrex data was ‘lost’ during this change of interests. During March 1987, Frith, an adjacent lease owner, entered into an option with Cyprus and Hudspeth & Co. covering MLN790 over the International Deposit. At this time Tasbax also added the house and buildings on site to the agreement. By July 1988 Cyprus had purchased from Tasbax the house and all the leases including MLN39 in the “Carlton” project area.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Between 1987 and 1989 a number of RC drilling programs were completed on Gandy’s Hill and International deposits along with geological mapping. An agreement for the transfer of exploration data with PCG was completed in November 1989. By this time, a total of 8,932.1m of drilling had been completed at Gandy’s Hill and 8,581m on International Deposit.

On December 29, 1989, Cyprus Gold Australia transferred its interests in the Carlton Project to joint venture partner Arimco NL, for other considerations as part of an Australia-wide redistribution of assets on dissolution of the JV.

In January and February 1990 Arimco undertook an evaluation of the Carlton Project. The extra data from Pine Creek Goldfields was incorporated into the database. Geological modeling and geostatistical work was carried out by Guibal (Guibal 1990). The work was completed in June 1990 and inferred global mineral resources were reported at the Gandy’s Hill and the International line.

Negotiation and final acquisition by PCG of all Arimco leases over Gandy’s Hill and International deposits occurred in July-August 1992. The Gandy’s Hill North, Gandy’s Hill South and International deposits were mined by open pit methods commencing in mid-1993. North Gandy’s was completed in November 1993 and the others were completed in 1994.

Mining ceased at Pine Creek on November 2, 1994 when the last truckload of ore was hauled from the South Gandy’s pit. Milling of approximately 1Mt of low-grade stockpiled ore continued for a further eight months and the mine was officially closed in mid-1995.

All pits on MLN1130, except South Gandy’s, were backfilled and rehabilitated during operations. At this stage it is difficult to detect the location of the backfilled pits because of the advanced rehabilitation.

6.3.6 CZARINA AND SOUTH CZARINA DEPOSITS

Czarina deposit is a zone of mineralization that was mined along with the Enterprise deposit in the early 1990’s by Pine Creek Gold Fields Ltd. The pit was back filled and rehabilitated when mining was finished. A mineral resource potentially remains under the old pit floor at Czarina.

Pine Creek Goldfields operated the Czarina pit as a satellite pit to the Enterprise pit between January 1992 and September 1993. A total of 738,047t of ore was extracted at this time at an average grade of 1.67g/t Au. This can be divided into 593,617t of oxide material at 1.61g/t Au and 144,430t of primary material at 1.92g/t Au. The pit was roughly 175m by 685m at the time of its completion.

A total of 169 drill holes have been drilled at Czarina, 153 diamond and reverse circulation drill holes before 1994 by Pine Creek Goldfields and 16 reverse circulation drill holes in 2004 by previous owners.

6.3.7 MONARCH DEPOSIT

The Monarch pit sits between the Enterprise and Gandy’s pits. This small pit provided low-grade mineralization for the Pine Creek mill when the other larger open cut operations were taking place. It was a low-grade, small operation. The Monarch open pit has also been backfilled and is also difficult to locate due to rehabilitation.

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December 2015	Northern Territory Operations

6.3.8 COX DEPOSIT

The Cox deposit is located to the north of the Bashi Bazook deposit. It is located in rugged terrain covered in numerous old workings. As with Bashi Bazook the orientation of the mineralized zone is oblique to the anticline structures that dominate the Pine Creek area.

Diamond drilling programs were completed that had the objective of targeting the 40m to 60m wide mineralized zone that dipped west at 75 to 80 degrees within the southern limits of the pit.

High gold grades were known to be associated with linear/planar structures 100-150m in strike extent and relatively continuous down dip. The intersections of planar structures form pods of variable orientations with average dimensions of 15m x 15m.

Half a dozen deep holes were targeted beneath the pit, however, these only met with narrow modest gold grades. There is up to 100m of untested zone beneath the pit floor to the RL of the deep holes. Testing of this zone would require large step backs and shallow dips. Mineralization is hosted in the Cox’s Shear, which strikes at roughly 335°, sub-parallel to Bashi Bazook. The shear dips between 65° and 80° to the west. Marjoribanks concluded that the Chinaman’s deposit is hosted in the same shear structure at its southern extent. The Cox’s Shear cuts across the Czarina and Kohinoor anticlines and this is where the highest gold grades have been observed.

Exploration work done on the Cox deposit was all conducted prior to 1994 and the end of mining at Pine Creek. Costeaning of the poorly exposed mineralized zone at Cox gave interesting results including 13.5m @ 7.32g/t Au. Follow up 25m spaced RC drill program gave inconclusive results possibly due to poor understanding of the controlling structures.

Further drilling is required at Cox to understand the extent of the mineralized zone. Mineralization may extend along strike to Chinaman’s Shear as well as linking to the Kohinoor deposit.

6.3.9 BASHI BAZOOK DEPOSIT

Battery Shear/ Bashi Bazook is a zone of mineralization located between Cox’s Shear and Chinaman’s Shear and is probably on a common structural set. The deposit has been referred to as Battery Shear, Bashi Bazook and sometimes as Battery Shear in the south and Bashi Bazook in the north. The area is covered with numerous shafts and historic workings.

Pine Creek Goldfields drilled 20, mostly vertical, RC holes at Bashi Bazook for a total of 1,637m in 1990-1991. Data from these holes was interpreted by Schofield (Schofield 1991)) and it was determined that the mineralization was low grade, and discontinuous. No work has been conducted since on the deposit.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

6.3.10 KOHINOOR DEPOSIT

The Kohinoor deposit sits directly south of the Cox deposit in the mining lease MCN523. It is a long zone of mineralization sub-parallel to the anticline structures that dominate the Pine Creek Goldfields. The Kohinoor deposit has been divided up into several deposits in the past, the northern portion being known as Henry George, the central portion known as Kohinoor and Jensen’s in the south.

The area is covered in old workings and is within the Pine Creek Heritage Zone, which requires minimal disturbance. A colony of ghost bats exists in the Kohinoor adit, which is protected and they would need to be relocated if mining operations were to commence.

The Kohinoor deposit has been drilled extensively. All drilling was completed prior to 1994 and consisted of reverse circulation, RAB and diamond drilling. The results obtained were irregular but some high-grade gold values were observed. They included; 16.5m at 9.72g/t Au in the saddle reefs on the western limb of the anticline, and 9m at 7.7g/t Au in a crosscutting fault across the anticline. Drill spacing varies from about 20-50 meters in the mineralized zone.

6.3.11 ELEANOR DEPOSIT

The Eleanor deposit is situated on a collection of shallow workings and underground workings in the southeastern leg of MLN13. Roughly 200m true north is the Jensen’s adit, at the Kohinoor deposit and workings in the Eleanor prospect are orientated sub parallel to workings at Kohinoor. It has been recorded that the Eleanor Mine was a relatively high-grade producer in in the Pine Creek Goldfields, though tonnage was relatively low. Jones (Jones 1987)reported Olaf Jensen produced a total of 1,652oz of gold from 783t of mineralization in 1887 from the Eleanor Mine.

Relatively little drilling has been conducted at the Eleanor prospect. Holes have been mostly vertical and failed to intercept the high-grade shoots at depth. Trench 10 has been placed across strike at the Eleanor prospect and rock chip samples taken along its length.

6.3.12 ELSINORE DEPOSIT

The Elsinore deposit sits in MCN523 between 9,100N and 9,250N local grid. This area is generally a lower grade zone of mineralization. However, this old mine was one of the first hard rock workings developed in the Pine Creek Goldfields. The prospect has had extensive historic work done, in the form of both surficial workings and underground workings. Heritage listed sites relating to Chinese mining exist around the prospect and require minimal disturbance.

The Elsinore deposit was extensively worked from the 1880s until the early 20th century by mostly Chinese miners. It then remained dormant until Pine Creek Goldfields conducted drilling in the late 1980s and early 1990s.

A series of vertical percussion (25-45ms deep) holes in lines spaced 50m apart were drilled along with eight angled diamond holes (37-122m deep).

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Costeaning has been done 130m along strike of the deposit and returned interesting results and an average grade of 2.7g/t Au.

6.3.13 SURROUNDING EXPLORATION TITLE EL30419

Large portions of MCN523, 1055, 1054 and a small part of MLN13 cover a portion of EL30419. The main purpose of the exploration lease is to cover the zone along strike to the south of the mining leases. The only mineral known occurrence, outside of the mining leases, is a base metal anomaly, termed Lucknow, in the southeastern portion of the exploration lease. Very little work has been done south of the mining leases. Rock chip and soil sampling produced discouraging results and no drilling has been conducted. Magnetic and gravity images of the lease show a structure running from the center of the lease to the southeast, close to Lucknow, that looks similar to the central zone of the Pine Creek Leases

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

7 GEOLOGICAL SETTING AND MINERALIZATION

The Precambrian rocks of the Northern Territory have been subdivided into two principal orogenic provinces: the North Australian Craton; and, the Central Australian Mobile Belt. Orogenic domains within the North Australian Craton include the Pine Creek Orogen, the Tanami region, the Murphy, Tennant and Arnhem Inliers and the Northern Arunta Province. These underwent extensive orogenic movements and regional metamorphism between 1870 and 1830ma (Barramundi Orogeny) followed by variably developed transitional tectonics and igneous activity from 1850ma to 1800ma (Ahmad, Wygralak and Ferenczi 2009).

7.1	REGIONAL GEOLOGY

The Northern Territory Properties, including the Cosmo Deeps Mine and surrounding projects, fall within the Archaean to Paleoproterozoic Pine Creek Orogen (PCO), one of the major mineral provinces of Australia (Figure 7-1, Figure 7-2 and Figure 7-3). The PCO is a deformed and metamorphosed sedimentary basin up to 14km maximum thickness covering an area of approximately 66,000km2 and extending from the Katherine area in the south to Darwin in the north. It hosts significant mineral resources of gold, uranium and platinum group elements (PGEs), as well as substantial base metals, silver, iron and tin-tantalum mineralization.

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The PCO comprises a series of late Archaean granite-gneiss basement domes, which are overlain by a fluvial to marine sedimentary sequence. Several highly reactive rock units are included within this sedimentary sequence including carbonaceous shale, iron-stones, evaporite, carbonate and mafic to felsic volcanic units of the South Alligator and Finniss River Groups. This sequence has been subjected to regional greenschist facies metamorphism and multiphase deformation, which has resulted in the development of a northwest trending structural fabric. Subsequent widespread felsic volcanism and the intrusion of granitoids caused contact metamorphism, in aureoles between 500m and 2km wide that overprint the earlier regional metamorphism. After the granitoid intrusions an extensive array of northeast and northwest trending dolerite dykes intruded the metasedimentary sequence during regional extensional deformation.

Gold mineralization within the Pine Creek Orogen is preferentially developed within strata of the South Alligator Group and lower parts of the Finniss River Group along anticlines, strike-slip shear zones and duplex thrusts located in proximity to the Cullen Granite Batholith. Of particular stratigraphic importance are the Wildman Siltstone, the Koolpin Formation, Gerowie Tuff, Mount Bonnie Formation and the Burrell Creek Formation.

The Wildman Siltstone consists of medium to thinly bedded, to laminated fine grained pyritic carbonaceous sediments with minor sandstone and tuff beds, with an overall thickness of approximately 1,000m.

The Koolpin Formation consists of sulphidic and carbonaceous argillite, ferruginous chert, ironstone, silicified dolomites and phyllitic mudstones, which were deposited in a low energy environment. The contact between the Wildman Siltstone and the overlying Koolpin Formation is partially conformable and partially an angular unconformity. The Koolpin Formation varies in thickness from less than 300m to in excess of 1,000m, but its overall thickness is difficult to determine due to the presence of several intrusive sills of Zamu Dolerite, which vary from several meters to a few hundred meters in thickness.

The Burrell Creek Formation comprises a 1,500m thick sequence of turbiditic sediments including greywackes, siltstones and mudstones. The Mount Bonnie Formation is a transitional unit between the Koolpin and Burrell Creek Formations, comprising greywacke, carbonaceous siltstone, chert, tuff and ironstone and with a variable thickness between 150m and 400m.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Legend
Major Towns
Towns
Railway
Main Road
Mineral Occurences
Mesozoic-Cenozoic
Neoproterozoic-Palaeozoic
Palaeo-Mesoproterozoic Basins
Palaeo-Mesoproterozoic Orogens
Archean
Money Shoal Basin
DARWIN
JABIRU
NHULUNBUY
Arafura Basin
Carpentaria Basin
Arnhem Province
Pine Creek Orogen
PINE CREEK
Bonaparte Basin
Daly Basin
KATHERINE
Fitzmaurice Basin
McArthur Basin
Victoria Basin
Wolfe Basin
BORROLOOLA
Carpentaria Basin
Murphy Inlier
Ord Basin
Birrindudu Basin
Kalkarindji Province
South Nicholson Basin
TENNANT
TANAMI
Tomkinson Province
Lawn Hill Platform
Wiso Basin
Birrindudu Basin
TENNANT CREEK
Kalkarindji Province
Warramunga Province
REGION
REGION
Georgina Basin
Canning Basin
Davenport Province
Murraba Basin
ARUNTA
Aileron Province
Ngalia Basin
Irindina Province
REGION
Warumpi Province
ALICE SPRINGS
Amadeus Basin
Pedirka Basin
Eromanga Basin
YULARA
Eromanga Basin
0 100 200
Kilometres
Musgrave Province
Newmarket Gold
Geology Regions Northern Territory
08 March 2016
GDA94

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The Gerowie Tuff (GTF) is up to 400m thick and consists of tuff, tuffaceous chert and tuffaceous siltstone, with subordinate amounts of laminated cherts and carbonaceous siltstones.

Numerous semi-conformable sills of pre-orogenic Zamu Dolerite intrude the Koolpin Formation and the Gerowie Tuff. The post mineralization Burnside Granite and Mount Goyder Syenite intrude the sedimentary sequence.

The Northern Territory Operations area lies in the central part of the Pine Creek Geosyncline. Proterozoic rock units in the Burnside area comprise the Mt Partridge Group of the South Alligator Group and the overlying Finniss River Group.

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7.2	LOCAL COSMO MINE GEOLOGY

The Cosmo deposit geology is made up of a series of distal cyclical marine depositional events contained in a sequence referred to as the Upper to Middle Koolpin Formation. This formation consists of interbedded siltstones, carbonaceous mudstones, banded ironstone, phyllites, dolerite sills and greywacke units (Alexander, Kavanagh and Rolfe 1990).

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7.2.1 FOLDING

These units have been folded and faulted by a series of regional structural events during the Paleoproterozoic Pine Creek Orogen. This period of deformation lead to the formation of the local Burnside intrusion and the Cosmo Anticline, which is the main mineralization control at the Cosmo Mine. The Cosmo Anticline is a kilometer-scale tight, gently inclined fold that plunges between 50o to 75o northwards. The eastern fold limb is slightly overturned (east-verging). Numerous parasitic folds are present within the Cosmo Anticline, evident down to millimeter scale. Flexural slip and layer-parallel decoupling are apparent indicating significant local tectonic activation of bedding planes and contacts. The Cosmo Anticline and the smaller-scale folds, appear to be critical controls on localising gold mineralization. The variety in fold styles is illustrated in Figure 7-6.

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Figure 7-6 shows (a) isoclinal folds of early silica-pyrite veins localized in the hangingwall of an open fold with a faulted-out short limb; late quartz-pyrite infill of irregular veins is also evident. (b) Open fold with bedding parallel pyrrhotite locally reoriented to define a penetrative axial planar fabric. (c) disharmonic folds of bedding influenced by silica nodule; thinner layers show shorter fold wavelengths; carbonate-quartz veins crosscut bedding and folds. (d) Gentle to open folds of bedding in a parasitic fold hinge in siltstone; note sulfide remobilization into fold hinges (Beeson 2015)

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Note in Figure 7-7 sulfide remobilization in hinges and along limbs. (b) Closely to tightly folded siltstone with sulfide remobilization into hinges. (c) Parasitic folded chlorite-cordierite-garnet siltstone; note thickened fold hinges and thinned limbs.

Fold style is significantly influenced by host rock, and varies from open to isoclinal with attenuation, boudinage and shearing commonly evident along the short limbs of asymmetric folds. The carbonaceous sulphidic mudstone unit shows the most variety in fold style and orientation. This relatively incompetent unit appears to have localized strain resulting in the formation of mostly close to isoclinal folds (elastica folds are also locally evident), many of which are noticeably non-cylindrical. Folds in the carbonaceous graphitic mudstone unit commonly form at wavelengths of meters to centimeters. By contrast, folding in the underlying nodular greywacke and siltstone units is typically developed at much broader wavelength (meter to decameter scale), although domains of tighter folding at centimeter-scale are evident locally, particularly in the vicinity of the gold-mineralized zone.

7.2.2 HOST ROCK TYPES

There are four main dolerite sills in the area. Two outer dolerites that have intruded the upper younger sedimentary sequence; the Zamu Dolerite and an inner dolerite, now termed the “Phantom Dolerite”, which was mapped in the south end of the Phantom open pit (Figure 7-8).

The sedimentary package between the Zamu Dolerite and the outer dolerites is a series of carbonaceous sulfidic (pyrite+pyrrhotite) mudstones and banded siltstone units some of which contain boudinaged quartzite units, massive siltstones and non-graphitic mudstones.

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December 2015	Northern Territory Operations

The Zamu Dolerite appears to have intruded a dolomite unit resulting in a thin quartz-carbonate vein marking the boundary of the Zamu Dolerite and the mineralization hosting siltstones. A completely recrystallized dolomite unit that averages approximately 7m in true width marks the inner contact of the Zamu Dolerite.

Within the dolomite are more siltstone horizons, many with chert interbeds up to 1cm in width with many in the early stages of being strained into boudinage. These inner siltstones are similar in appearance to those that host the mineralization lodes.

The carbonaceous mudstone is characterized by abundant (up to 70%) pyrite and pyrrhotite bands that have been deformed and attenuated in an erratic ductile manner. This unit is extremely carbonaceous and is used as a stratigraphic marker.

Mineralization at Cosmo Mine generally occurs within a package of pervasively metamorphosed siltstones between the Zamu Dolerite sill and the thick carbonaceous mudstone unit (Figure 7-10). The carbonaceous mudstone is identified as the “Pmc” unit. The contact of the Pmc is a useful stratigraphic marker with the siltstones and is a major control on mineralization in the 100 Lode on the Eastern Cosmo Anticline Limb.

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December 2015	Northern Territory Operations

The Section in Figure 7-10 is based on Hole CE1055011 Collared in The Zamu Dolerite (West) and terminated in The ‘Pmc’ Carbonaceous Mudstone Unit.

Adjacent to the carbonaceous Pmc unit is a 10-20m wide banded coarser meta-siltstone / greywacke (“Pgt”) unit. Within the Pgt unit are irregular intervals containing commonly boudinaged and metamorphosed interbedded chert nodules, which are termed Boudinaged Greywacke and coded as “Pgtb”. The Pgtb unit host the main mineralization in the Cosmo deposit with over 85% of the contained gold ounces mined to date. The Pgt and Pgtb units appear to intercalate, but much of this is due to fold repetition on the limbs of the Cosmo Anticline. The Pgt/Pgtb units have the appearance of a greywacke and are logged as such. Past petrographic studies have indicated that the unit is more likely to be a recrystallized siltstone with regular compositional banding.

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December 2015	Northern Territory Operations

Some of the finer mudstones are distinguished by the presence of 1-2mm chloritoid blebs and 1mm garnet psuedomorphs. Mineralization often occurs in association with the highly strained Pgtb unit, but it also occurs in banded siltstones.

Alteration/metamorphism is of the lower greenschist facies with some structurally related phyllite units and narrow aureoles of higher grade contact alteration related to the emplacement of the dolerite sills.

In Figure 7-12 above the Mineralization in:

a.	Pgt Metasediment (Greywacke) unit containing quartz-carbonate-pyrite veins with ankerite- pyrite selvedges overprinted by chloritic shear vein associated with abundant euhedral arsenopyrite.
b.	Pgtb (Nodular Greywacke) Unit containing silica nodules with euhedral arsenopyrite overgrowths after fine-grained pyrite localized along silica nodule margins.
c.	Pmc Carbonaceous Mudstone Unit containing pyrrhotite and pyrite replacements oriented sub-parallel to bedding and within incipient fracture mesh.

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December 2015	Northern Territory Operations

7.2.3 FAULTS

There are a series of crosscutting faults that displace the stratigraphy, with several faults forming key domain boundaries. The predominant fault is the F1 Fault, which crosscuts the entire Cosmo mineralized body in a broadly east-west direction. Additional knowledge gained in 2015 reveals the F1 Fault to be a curvi-planar structure, which splays out of the Western Limb of the Cosmo Anticline from west to east (Beeson 2015) along the major F2 Fault.

The F2 Fault is another significant structure, known only from drilling data, and is evident within the carbonaceous sulphidic mudstone sequence located along the Western Limb of the Cosmo Anticline. It has a north to locally north-northeast trending orientation, and is interpreted to generate a number of northeast migrating splays in the Western Lodes area and flatten slightly at shallower levels. This later aspect may suggest the F2 Fault becomes similar to the F1 Fault in orientation with depth and distance to the north away from the present mine development.

The F1 Fault is interpreted as an oblique-slip, planar thrust zone that shows up to 100m of displacement (Smith and Pridmore 2014) This fault separates the Cosmo Eastern Lode mineralization into a hangingwall and footwall zone and appears to have a significant impact on the distribution and tenor of gold mineralization along the Eastern Limb of the Cosmo Anticline. Other crosscutting faults also play a significant role in localising gold mineralization.

The F10 splay fault has been shown to have a very close spatial association with mineralization grade gold mineralization in the Eastern Lode system ( (J. Miller 2014). This fault reflects tectonic activation of the F10 marker unit, resulting in gross decoupling of its hangingwall and generating a series of tight to isoclinal folds and fault-bound slivers of the nodular greywacke host unit towards the hinge of the Cosmo Anticline; mineralization grade gold mineralization is located in the hinges of the decoupled folded host sequence as well as within planar segments of the host sequence preserved in proximity to the F10 splay fault. Miller (J. Miller 2014) also proposes a key control on high-grade mineralization imparted by steeply dipping northwest trending faults that crosscut the Eastern Lode system.

Current thoughts are that the F9 Fault at least pre-dates the F1 Fault, as the F9 Fault isn’t seen in the hangingwall where it would be otherwise. Displacement could be anywhere from a few meters to ~40m+, similar to the F9 Fault.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

7.2.4 METAMORPHISM

The sediments at Cosmo Mine have been metamorphosed up to amphibolite facies with common garnet and cordierite spotting with presence of hornblende, biotite, K-feldspar and quartz found throughout the mine and surrounds. A variety of retrograde mineral assemblages are present with preserved compositional banding reflecting original sedimentary bedding. Often apart from the preserved compositional bands, all other components of the protoliths were completely recrystallized to fine to medium grained, and locally porphyroblastic, metamorphic assemblages.

7.3	UNION REEFS GEOLOGY

Consulting geologist, Paul Karpeta (Karpeta 2011)was retained by Crocodile Gold to study the Union Reefs geology and structures. His comments, which the authors have reviewed and agree with, are as follows:

The deposits occur along a major NNW-SSE striking shear zone, the Pine Creek Shear Zone and are largely hosted by the Burrell Creek Formation slates and greywackes.

Bedding (S0) in the Union Reefs area is unimodal and subvertical averaging 87° to 255°, though way-up structures indicate the presence of tight, upright, isoclinal folds. Bedding strike varies along the Pine Creek Shear from 350° in Union North through 355° at Lady Alice and 335° at Crosscourse to 352° in Union South indicating a 20° swing in strike to the east at Crosscourse Pit corresponding to the swing in shear direction.

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December 2015	Northern Territory Operations

Foliation (S1) in the Union Reefs area generally dips 80° to 270° and appears to be axial planar to the isoclinal folding (F1). Shallow plunging minor fold axial planes dip 80° to 280° and represent folds parasitic to the major 1st order folding. The plunge of these shallowly plunging folds varies between 33° to 114° at Lady Alice through 18° to 325° at Crosscourse to 15° to 145° at Union South indicating reversals in plunge from north to south related to cross folding.

Steeply plunging minor fold axial planes also dip 80° to the west but have plunges varying between 85° to 354° at Union North and Lady Alice through vertical (90°) at Crosscourse back to 85° to 353° at Union South. These steeply plunging minor folds (F3) appear to be later than the shallow plunging folds (F2) occurring in shear zones with a sinistral sense of movement.

At least two sets of bedding plane parallel lineations have been observed in the Union Reefs area, an earlier steeply plunging set (L1) and a later shallowly plunging set (L2). The earlier set is probably related to bedding plane movement during F1 flexural slip isoclinal folding. Plunge of L1 varies from 80° to 340° at Union North through 84° to 346° at Lady Alice and 80° to 142° at Crosscourse to 82° to 332° at Union South, again indicating a change in plunge along the Pine Creek Shear. The later shallowly plunging lineations (L2) appear to be related to the sinistral shearing event and plunge again shows a north-to-south variation. At Union North they plunge 7° to 170°, at Lady Alice 9° to 160° whereas at Crosscourse this changes to 15° to 330° reverting to 10° to 150° at Union Reefs South. Total quartz vein orientation data for Union Reefs shows an overwhelming sub-vertical north-south striking population, which may represent bedding plane and shear zone parallel veins.

The bedding plane parallel veins (QV1) are usually boudinaged parallel to the fold axes by bedding-plane movement associated with the flexural slip folding. The shallow plunges of these boudins show a north-to-south variation plunging 15° to 155° at Union North, at Lady Alice, 7° to 345°, at Crosscourse, 10° to 334° and 8° to 160° at Union South. The later shear zone parallel veins (QV2) plunge steeply varying between 80° to 340° at Union North through 85° to 345° at Lady Alice and 80° to 140° at Crosscourse to 80° to 335° at Union South. These variations in plunge of various structures are attributed to low amplitude E-W striking cross folding. Late north-south striking, E-over-W and W-over-E brittle thrusts are also recognized dipping 30° to 245°, flat and 45° to 070°.

The structural evolution of the Union Reefs area involved initially horizontal E-W compression (D1) and the formation of tight, upright, N-S striking, isoclinal flexural slip folding (F1) accompanied by bedding plane slip and boudinaged bedding plane parallel quartz veins (QV1). This folding would have been buttressed against the Pine Creek Fault Zone, which was originally a normal fault.

The Zamu dolerite sills were also folded by D1. Subsequently the horizontal compression direction rotated clockwise to NW-SE producing a sinistral shear couple on the Pine Creek Fault, which then became reactivated as a sinistral shear zone (D2). Subordinate sinistral shears formed on optimally oriented bedding planes either side of the main shear. However, it appears that at the aptly named Crosscourse Pit, the Pine Creek Fault has a left-hand extensional stepover, which forms an area of dilation. Vertically plunging quartz veins were formed on the hinges of sinistral shear folds within these shear zones (QV2). The horizontal compression direction then rotated clockwise to approximately north-south (D3), producing E-W striking, open (30° interlimb angle), long wavelength (~1,000m) folds (F3), which tilted previously formed lineations, boudins and mineralization bodies to the north or south depending on which limb of the fold they were on.

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Subsequently the Pine Creek Shear Zone appears to have been reactivated as a dextral shear though this was not directly observed in the field (D4) but has been documented elsewhere. The last deformation event was the conjugate, E-over-W and W-over-E, brittle thrusting (D5) possibly a result of horizontal E-W compression.

Gold mineralization at Union Reefs appears to be related to the two major sets of quartz veins and lodes (QV1 & QV2). The first set comprises bedding plane parallel veins having a shallow plunge parallel to the F1 upright fold hinges and produced by bedding plane movement on the hinges of these flexural slip folds. Gold mineralized quartz veins are associated with folding and are probably therefore similar to the saddle reefs reported worldwide from slate belts. The second set is found on the D2 sinistral shear zones but plunging steeply down them. Since the D2 shears are usually bedding plane parallel, both sets of veins are effectively bedding-plane parallel.

The intensity of gold mineralization appears to be highest in the Crosscourse Pit, where the Pine Creek Shear Zone undergoes a left handed extensional stepover. Such an extensional stepover would produce an area of better permeability to allow the migration of mineralizing fluids and is therefore similar to the model proposed for shear zone hosted gold deposits.

The turbiditic Burrell Creek Formation of Union Reefs has thick, more competent beds of greywacke in mudstones producing a series of large amplitude, long wavelength folds. These folds would have been initiated against a normal fault and propagated backwards (westwards). Therefore at Union Reefs the first and biggest fold to form would have been immediately to the west of the Pine Creek Fault (the Lady Alice Anticline). Subsequent rotation of the compression direction to NW-SE would result in a sinistral shear fault reactivation of both the Howley Structure and the Pine Creek Fault, and thrusting/folding in the Rising Tide and Hayes Creek Faults.

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Jaques Stacy (Stacy 2011) a consulting geologist with Taiga Consulting was contracted to reconstruct the Crosscourse Deposit using an extensive drill database which included AngloGold’s entire grade control drilling data set. His extensive comments on the Union Reefs area and more specifically the Crosscourse Deposit, which the Authors have reviewed and agree with, are as follows:

Mineralization in the Union Reefs area is confined to a 300m-wide section of the Pine Creek Shear Zone (PCSZ), a 300km-long, NNW- trending regional shear with an overall sinistral sense of displacement. Gold occurrences in the region are broadly classified as “Orogenic-type” deposits and occur in a wide variety of lithological and structural settings. In the Pine Creek/Union Reefs area, the PCSZ is located in a narrow embayment of sedimentary rocks sandwiched between two lobes of the Cullen Igneous Complex (CIC). Field evidence suggests that the PCSZ was active before, during, and after intrusion of the CIC. Many gold deposits in the area, such as Cosmo Howley and Enterprise, are intimately associated with fold axes in their sedimentary host rocks. Union Reefs is one of the few deposits, which does not display an obvious fold association, and mineralization is instead hosted by faults and shear zones oriented sub-parallel to bedding.

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December 2015	Northern Territory Operations

Mineralization at Union Reefs seems to have been predominantly of the stockwork and sheeted-vein type, with lode-style veins comprising a lesser proportion of the deposit. Photos and descriptions of the E-Lens itself suggest that it is composed mainly of stockwork-type veining in a greywacke host and that elevated gold grades within the ore shoot occur due to the overlap of multiple generations of gold-bearing veins. The steeply plunging aspect of the E-Lens suggests that ore shoot location and morphology is strongly controlled by structural intersections.

Geological mapping at the mine site has identified three sets of steeply dipping shears, oriented 010°, 330°, and 355°, which both crosscut and run sub-parallel to NNW-trending bedding. When plotted on a stereonet, the intersection lineation established by the confluence of these structures plunges north to NNW at angles of 50-60°, depending on the dip of the intersecting structures. This is consistent with the observed orientation of the E-Lens ore shoot, suggesting that the intersection of structures was the primary controlling factor in the formation of this mineralized zone.

The planar distribution of the East and West lodes suggests that fault zones host them, but controls on the morphology of the E-Lens lode are not well understood. One possibility is that the E-Lens is hosted by a NW(?)-trending “transfer fault” that links the structures hosting the East and West lodes. This type of structural host may explain the narrow, plunging, pipe-like distribution of the E-Lens, and may have implications for future exploration in the Union Reefs area. If high-grade ore shoots are controlled by transfer faults between major shears, then these structures become high-priority exploration targets, especially if they are located proximal to known mineralized trends within the environment of the regional Pine Creek shear zone.

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December 2015	Northern Territory Operations

A block model (above) illustrates the principle of a transverse fault. The combination of dip slip and strike slip movement opens up near vertical, pipe-shaped open spaces. In consideration of the fact that gold mineralizing system needs to access and permeate host rock this provides a possible explanation for the distribution of the E-Lens shape mineralization. The higher gold grades will deposit in the spaces with the most dilation while lower grades will form where mineralizing fluids permeate the surrounding less permeable host rock. In real life large voids or open spaces do not stay open like in the cartoon above but the effect on permeability will be the same as if they were open.

The pipe-like morphology of the E-Lens becomes sharply evident at a cut-off grade of 1.65g/t Au at which point the widely distributed, diffuse low-grade planar mineralization becomes focused into the main mass of the E-Lens. The transition from diffuse to focused mineralization is abrupt, occurring at cut-off grades between 1.63g/t and 1.65g/t Au.

Mineralization in the upper E-Lens remains as a contiguous pipe up to cut-off grades of 3.0g/t Au. With each successive increase in cut-off grade, the volume of mineralized material retreats toward the center of the E-Lens. This reflects a significant grade zonation, with the central core of the mineralization shoot containing the highest grade material. The cause of this zonation is unclear, but may be related to the intersection of fault structures in the core of the E-Lens. There is a gap in the 3.0g/t Au grade shell between the 1,025 and 975m levels of the Crosscourse pit but high-grade material reappears beneath this level and seems to continue below the pit floor as the lower extension of the E-Lens. The discontinuous nature of the 3.0g/t Au grade shell may reflect a propensity for pod-shaped to cigar-shaped mineralization shoots in the Union Reefs system. If this is the case, then the lower extension of the E-Lens may represent the upper portion of a second high-grade mineralization “pod” underlying the mined-out segment of the E-Lens within the pit. Before mining, the upper 3.0g/t Au pod had a plunge extent of about 250m, and similar dimensions are expected to be encountered in the lower section. Currently, the lower extension of the E-Lens is defined

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December 2015	Northern Territory Operations

over a plunge extent of ca. 170m but more drilling is needed to determine in detail the true extent of the zone.

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December 2015	Northern Territory Operations

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

7.3.1 UNION REEFS DEPOSITS

The Union Reefs deposits occur along the northwest striking Pine Creek Shear Zone about 15km north along strike from Pine Creek (Figure 7-21) and like these deposits is closely flanked to both the east and west by the Cullen Batholith. The area contains numerous historical workings developed over an area 3.5km in length, 400m in width and a vertical depth of 300m. The Union Reefs mill, where all Newmarket Gold’s mineralization is processed, is located here and during mining from 1995-2003 a total of 202Mt of mineralization from the Union Reef deposits at an average grade of 1.47g/t Au were estimated to be have been processed (Ahmad, Wygralak and Ferenczi 2009)).

These workings follow the NW trend of the Pine Creek Shear Zone and are located on two smaller sub parallel NW trends within tightly folded inter-bedded metamorphosed greywackes and shales of the Burrell Creek Fm. Folds are tight, upright, recumbent and asymmetrical due to several folding events. The eastern trend is known as the ‘Lady Alice Line’ and the western trend is the ‘Union Line’ (Figure 7-22).

The Lady Alice Line mineralization occurs in a sub vertical shears on the western limb of the large Lady Alice anticline and is parallel to the axial plane; deposits include Millars, Ping Que, Lady Alice and Lady Alice North.

The Union Line is a steeply east dipping shear on which the Union South, Union Central, Prospect and Union North are located. The Crosscourse Deposit is the largest known deposit within the Union Reefs area and occurs where the two trends are proximal to each other. A cross cutting mineralization zone spans the shorter distance between the two structures and is interpreted to be a shear jog dilatational system later exploited by mineralizing fluids (Hellsten 2001)

The position of the pits along strike is believed to correlate with a series of crests along the anticlinal trace, which occurred during horizontal NNW-SSE shortening. The biggest of these being at Crosscourse; this is supported by changes in plunge of the axial trace observed by Hewson (Hewson 1997).

Currently the most prospective deposits within the Union Reefs area are the Esmeralda and Prospect deposits.

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December 2015	Northern Territory Operations

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

7.3.2 ESMERALDA PROSPECT

The Esmeralda deposit has three main areas of gold mineralization, Esmeralda A, B and C, together with a single known base metal occurrence, Caroline.

The local geology of the Esmeralda and Caroline areas comprises an NNW-striking tightly folded inlier of Mount Bonnie Formation slates, greywackes and cherts, conformably overlain to the west by the younger Burrell Creek slates that host the Union Reefs Mines and to the east by the Allamber Springs lobe of the Cullen Batholith (Figure 7-25).

The stratigraphy of the Adelaide River-Pine Creek area (Figure 7-3) comprises Lower Proterozoic sedimentary and volcanic rocks of the South Alligator group and the Finniss River Group. Locally, underlying the South Alligator Group are the conglomerates, arkoses, siltstones and graphitic shales of the Mount Partridge Group. The South Alligator Group consists of the basal Koolpin Formation overlain by the Gerowie Formation and capped by the Mount Bonnie Formation. The overlying Finniss River Group in the area comprises the Burrell Creek Formation. The entire sequence is intruded by the Zamu Dolerites and the Cullen Batholith granites (Glass 2010).

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Gold mineralization was detected in four areas, the already drilled Esmeralda A and B areas, an area of shearing south of Caroline (Esmeralda C), indicated by geochemical anomalies and rock chip samples and an area to the NW of Esmeralda A and the NE of Esmeralda B (here termed Esmeralda D). Base metal mineralization has been noted at Caroline prospect south of Esmeralda B.

Esmeralda A: The gold mineralization at Esmeralda A occurs in a series of NNW-SSE striking, bedding plane parallel quartz-tourmaline veins associated with pyrite-sericite alteration in a sequence of alternating slates and greywackes. These veins are thought to have formed during an episode of dextral strike-slip movement between a series of right-lateral step-overs. However, evidence of sinistral movement was also seen on these faults and the mineralization could instead have been formed during left-lateral movement similar to Esmeralda B. The extent of this gold mineralized vein system is governed by a WNW-ESE striking cross fault to the north and the hornfelsed aureole of the Allamber Granite to the south.

Esmeralda B: The gold mineralization at Esmeralda B occurs in a series of NNW-SSE striking, bedding-plane parallel quartz veins in an alternating slate-greywacke sequence. Gold mineralization also occurs in NE-SW striking sinistral cross fractures and in the culminations of parasitic folds as pyrite-sericite alteration. Little or no tourmaline appears to be present. This mineralization appears to have formed during an episode of sinistral strike-slip movement between a series of left-lateral step-overs (Figure 7-15). The extent of this mineralization appears to be cut off to the north by the same WNW-ESE striking cross fault as Esmeralda A. The southern end of Esmeralda B is not constrained but disappears under a cover of siliceous rubble towards Caroline Hill.

Esmeralda C: The gold mineralization at Esmeralda C occurs in a NNW-SSE striking sinistral 5m wide shear zone cutting through a 20m thick greywacke and is associated with pyrite-sericite alteration that was picked up by soil and chip sampling. This mineralization appears to be limited by crossfaulting to the north but is unconstrained to the south, an area covered by siliceous rubble.

Esmeralda D: The gold mineralization at Esmeralda D was located by chip sampling (up to 0.3g/t Au) and comprises pyrite-sericite alteration in the culmination of a major NNW-SSE striking anticline. It is cut off to the south by the same WNW-ESE striking cross fault, as Esmeralda A but is unconstrained to the north.

7.4	PINE CREEK GEOLOGY

Gold mineralization at Pine Creek occurs in two distinct domains; within shear structures and along the axial plane of close anticline structures. Mineralization is hosted in clastic meta-sedimentary wall rocks. Quartz sulphide veins, with varying sulphide content, host the majority of the gold with smaller quantities occurring disseminated in sulphides in the wall rock. In primary mineralization between 2 and 50% of gold occurs as free gold, the rest is occurring as 2 to 30µm inclusions within sulphides, primarily arsenopyrite and pyrrhotite (partially refractory).

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Gold grades from mineralization hosted in the shear structures tend to be lower and patchier than the grades observed along the anticlinal axial planes. Mineralization at the Enterprise deposit, the largest of the gold deposits, is hosted in greywacke along the axial plane of the Enterprise anticline.

Along many of the anticline structures are quartz saddle reefs occurring in the hinge zones. These structures are hosting the highest grades and are generally surrounded by a zone of lower grade mineralization, occurring as scattered centimeter scale quartz sulphide veining. Veining is often concordant, though it is also sometimes discordant and some deposits display several different styles of veining in the axial zone. This style of mineralization has been described in “Gold in Greywacke in Anticlinal Crest (GIGIAC) Mineralization” (Shields 1994).

Pervasive, intense to moderate chlorite wall rock alteration is present around the mineralized zones, especially in hinge zones. Closer to the mineralization bodies, silica alteration is usually observed, along with disseminated sulphides and sometimes k-feldspar mineralization.

Quartz veining hosting gold is this style of mineralization. The shears are sub-vertical to steeply dipping reverse fault structures, where movement can be inferred. The movement planes of the shear structures are orientated sub parallel to oblique to the axial planes of the folds. Where observable the orientations are between 315° and 340°.

Shear hosted deposits within the project area are generally smaller, lower grade and patchier than the anticline hosted deposits. Modern mining has not specifically targeted any shear structures. However, smaller shears have been shown to host gold within larger deposits. One example of this is the Eastern Fault Zone within the Enterprise deposit.

Wall rock alteration around mineralization in shears is silica alteration within a larger zone of moderate to intense chlorite alteration. Sulphide dissemination around veining is also a feature within the shear zones. This is similar to the wall rock alteration observed in the anticline hosted mineralization.

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December 2015	Northern Territory Operations

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

SOUTH CZARINA
NORTH CZARINA
ENTERPRISE MINE
INTERNATIONAL
GANDYS HILL
KOHINOOR GRIT
GRIT
(WILLOW SILT)
(6M SILTSTONE)
UPPER MINE GREYWACKE
136M GREYWACKE & MINOR SILTSTONE
(MONARCH SILT)
(10M SILTSTONE)
SPOTTED SILT HORIZON
70M SILTSTONE
(NODULAR CHERT)
ENTERPRISE REEF (18M SHALE & CHERT)
NORTH ENTERPRISE REEF
LOWER MINE GREYWACKE
(NO1 SILT)
GREYWACKE 60M
GANDYS SILT HORIZON
(UNNAMED GREYWACKE)
SILTSTONE 50M
SOUTH GANDYS REEF
GANDYS HILL GREYWACKE
GREYWACKE 60M
LOWER GANDYS SILT
NORTH GANDYS REEF
SILTSTONE

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7.4.1 ENTERPRISE DEPOSIT

Enterprise is the largest mine in the Pine Creek area. Pine Creek Goldfields Limited last mined it from 1985 to 1993. The Enterprise pit sits at the center of the Pine Creek deposit area and is over 880m long by about 300m wide in the center. Its deepest point is over 160 meter below the original land surface. estimates taken from government and internal mine reports suggest around 80% of total local production has been sources from the Enterprise/Czarina deposits located at Pine Creek.

The anticline that hosts the Enterprise deposit has been termed the Enterprise Anticline. It is a relatively symmetrical structure with limbs dipping between 60° and 70°. The axial plane of the Enterprise Anticline has a strike of about 315°. The fold axis plunges to the southeast but this plunge is not constant and becomes steeper as the fold moves further southeast. In the northern parts of the deposit this plunge is between 0° and 10°, this increases to about 30° in the southern parts.

Several faults were encountered in the Enterprise pit; a fault zone that has been termed the Eastern Fault Zone is the largest of these. The Eastern Fault Zone strikes sub-parallel to the Enterprise Anticline along the eastern margin of the deposit (See Figure 7-26). This fault has been traced for over 600m with a dip of between 60° and 70° to the west.

Two types of wall rock alteration in the mineralization zone have been identified.

1.	Silicification with the development of biotite and chlorite.

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2.	Alteration resulting in a mineral assemblage of K-feldspar, arsenopyrite and minor pyrite and pyrrhotite.

The southern extension of the axial plane between the pit crest and the boundary of MLN13 was previously subjected to small programs of RC drilling. Greywacke, siltstone and grit of the Kohinoor Grit Member was intersected. Mineralization was extremely weak and spotty with few samples in excess of 0.5g/t Au and was fault-shear related. It is likely that the potential of this area is deeper than so far tested.

Over 9Mt of ore was extracted from the Enterprise Pit when it was operated. An historic remaining mineral resource (1) was estimated in 2004 by Burnside Operations Pty Ltd of 1,394,982t of mineralization at an average grade of 2.65g/t Au containing 119,040oz of gold. This mineral resource lies below the pit floor, which in now underwater and was rated as a ‘high risk’ mineralization target because the pit would need to be widened to be mined safely. The mineral resource review conducted by Newmarket Gold in 2012 down sized the inferred mineral resource to 1,061,000t of mineralization at 2.6g/t Au and 87,000oz of gold, relating to what could be economically extracted.

Even though there is an inferred mineral resource of over 1Mt remaining at Enterprise it is suspected that the average grade is too low, at 2.6g/t Au, to support an underground operation. If the mineral resource could be extended at depth or linked to the South Enterprise Deposit then further work is warranted. The dimensions of the Enterprise model are approximately 800m along strike, 200 down dip and 30m wide.

NB: (1) The mineral resource estimate cited is sourced from the reference indicated, is believed to be a historical estimate, not prepared in accordance with currently accepted guidelines for the preparation of mineral resources and mineral reserves, may not comply with NI43-101 and is not considered by either the Authors or Newmarket Gold, as current mineral resources or mineral reserves, as the Authors have not done sufficient work to classify historical estimates as current mineral resources or mineral reserves.

7.4.2 SOUTH ENTERPRISE DEPOSIT

The area just to the south of the Enterprise pit has been an area of exploration interest since the 1980’s. Significant amounts of drilling have been conducted and a mineral resource has been outlined at South Enterprise deposit. Grades begin at surface and the area represents a potential open cut operation.

The South Enterprise deposit sits on the southern margin of the Enterprise deposit within the Enterprise Anticline.

Gold mineralization is relatively patchy and weak compared to other mineralization bodies in the Goldfields. This indicates that the mineralization is more likely related to a shear than to the anticline structures that other deposits are related to.

Nine different loads were identified by Makar (Makar and Muller 2006)in the South Enterprise deposit ranging in size from 17,000t to over 100,000t.

The dimensions of the South Enterprise deposit are 400m along strike, 230m down drip and 20m in width.

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December 2015	Northern Territory Operations

7.4.3 CZARINA AND SOUTH CZARINA DEPOSITS

Czarina deposit is a zone of mineralization that was mined along with the Enterprise deposit in the early 1990’s by Pine Creek Gold Fields Ltd. The pit was back filled and rehabilitated when mining was finished. A mineral resource remains under the old pit floor at Czarina.

The Czarina deposit is to the east of the Enterprise deposit, situated in an anticline roughly 200m to the east and sub-parallel to the Enterprise Anticline. This structure has been termed the Czarina Anticline. Mineralization is hosted in the western limb of the gently southwards plunging Czarina Anticline, which has an inter limb angle of 30°-40° degrees and a strike of 315°. The axial plane of the anticline dips steeply to the west.

The deposit at Czarina is hosted in contact metamorphosed greywacke, mudstone and siltstone as are most other deposits in the Pine Creek area. Gold is hosted in quartz sulphide veins that make up between 5% and 20% of the rock in the zone. As with the mineralization in the Enterprise deposit, up to 50% of the gold is occurring as inclusions within sulphides, the rest is free. The main sulphides present in the deposit are pyrite, arsenopyrite, pyrrhotite, galena and chalcopyrite. The best zones of mineralization are associated with increased silicification, quartz veining and pyrite, mostly within siltstone units.

Mineralization is not well understood at South Czarina deposit and preliminary work inferrs a much smaller mineral resource than at the Czarina deposit.

The dimension of the Czarina deposits is 600m in strike, 110m down dip and 40m wide.

7.4.4 COX DEPOSIT

The Cox deposit is located to the north of the Bashi Bazook deposit. It is located in rugged terrain covered in numerous old workings. As with Bashi Bazook the orientation of the mineralized zone is oblique to the anticline structures that dominate the Pine Creek area.

Diamond drilling programs were completed that had the objective of targeting the 40m to 60m wide mineralized zone that dipped west at 75 to 80 degrees within the southern limits of the pit.

High gold grades were known to be associated with linear/planar structures 100-150m in strike extent and relatively continuous down dip and the intersection of planar structures that form pods of variable orientations and average dimensions of 15m x 15m.

Six deep holes were targeted beneath the pit, however, these only met with narrow modest gold grades. There is up to 100m of untested zone beneath the pit floor to the RL of the deep holes. Testing of this zone would require large step backs and shallow dips. Mineralization is hosted in the Cox’s Shear, which strikes at roughly 335°, sub-parallel to Bashi Bazook. The shear dips between 65° and 80° to the west. Marjoribanks (Marjoribanks 1993) concluded that Chinaman’s deposit is hosted in the same shear structure at its southern extent. The Cox’s Shear cuts across the Czarina and Kohinoor anticlines and this is where the highest gold grades have been observed. Cox’s Shear is characterized by black gossanous material at the surface, breccia development, quartz veining, intense chlorite wall rock alteration and disseminated sulphides.

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The dimensions of the Cox deposit are 300m in strike, 130m down dip and 40m wide.

7.4.5 BASHI BAZOOK DEPOSIT

Battery Shear/ Bashi Bazook is a zone of mineralization located between Cox’s Shear and Chinaman’s Shear and is probably on a common structural set. The deposit has been referred to as Battery Shear, Bashi Bazook and sometimes as Battery Shear in the south and Bashi Bazook in the north, for the purposes of this report the deposit as a whole has been called Bashi Bazook. The area is covered with numerous shafts and historic workings.

Mineralization has been interpreted as occurring along a shear on the western dipping limb of the Enterprise Anticline. The strike of the shear has been interpreted as striking at about 335°, or roughly 20° oblique to the anticline structures that dominate the project area. It is difficult to determine which anticline it is sitting in as the structures have been offset by faulting. Different interpretations of the orientation of mineralization have been made; Marjoribanks (1993) (Marjoribanks 1993) interpreted it as a vertical to steeply, westerly dipping shear structure hosting mineralization. The mineralization at Bashi Bazook occurs in the sediments of the Kohinoor Grit and the underlying Upper Mine Greywacke.

7.4.6 KOHINOOR DEPOSIT

The Kohinoor deposit sits directly south of the Cox deposit in the mining lease MCN523. It is a long zone of mineralization sub-parallel to the anticline structures that dominate the Pine Creek Goldfields. The Kohinoor deposit has been divided up into several deposits in the past, the northern portion being known as Henry George, the central portion known as Kohinoor and Jensen’s in the south.

Mineralization is concentrated in the axial zone of the Kohinoor Anticline, which is an upright structure with limbs dipping between 60° and 80°. The sequence is made up of inter-bedded greywackes, siltstones and conglomerates of the Kohinoor Grit and the Upper Mine Greywacke. Mineralization occurs in three domains;

1.	Saddle reef structures in hinge zone of the Kohinoor anticline, this sits between 11450N and 11525N and host most of the gold.
2.	A domain of veining to the west of 11450E, numerous pits and shafts fall in a line along this domain.
3.	A third domain is characterized by a zone of strong quartz veining; this domain is thought to be lower grade.

The dimensions of the Kohinoor deposit are 1,000m in strike, 120m down dip and 60m in width.

7.4.7 ELEANOR DEPOSIT

The Eleanor deposit is situated along a collection of shallow workings and underground workings in the southeastern leg of MLN13. Roughly 200m true north is the Jensen’s adit, at the Kohinoor deposit and workings in the Eleanor deposit are orientated sub parallel to workings at Kohinoor. It has been recorded that the Eleanor Mine was a relatively high-grade producer in the Pine Creek Goldfields, though tonnage was relatively low.

Technical Report	Newmarket Gold Inc.
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The mineralization at the Eleanor deposit is hosted in a shear structure that strikes at roughly 320°. The Eleanor shear has been interpreted as a steep SW dipping reverse fault. The fault has been traced for over 300m along strike from grid 9,800N to 10,140N. The actual extent of the mineralization may be over 400m along strike, however, there is insufficient drilling to either confirm or disprove this. A trench was cut across the shear to gain a better understanding of its geometry. Twelve meters at 0.97g/t Au were encountered in this trench. Mineralization appears to be occurring as shoots of high-grade that dip steeply to the south.

7.4.8 ELSINORE PROSPECT

The Elsinore prospect sits in MCN523 between 9,100N and 9,250N local grid. This is generally a lower grade zone of mineralization. However, this mine was one of the first hard rock workings developed in the Pine Creek Goldfields. The prospect has had extensive historic work done, in the form of both surficial workings and underground workings. Heritage listed sites relating to Chinese mining exist around the prospect and require minimal disturbance.

Mineralization at the Elsinore prospect is hosted in the eastern limb and axial zone of the Kohinoor Anticline. The host rock is inter-bedded greywacke and mudstone in a Bouma turbidite sequence. Interpretations made from old workings indicate that the mineralization was occurring mostly in two quartz reef structures. One was an easterly dipping, bedding conformable quartz reef on the eastern limb of the anticline. The other was a sub vertically dipping quartz reef on the in the central/ western zone of the Kohinoor Anticline. The Dashwood shaft passes below the deposit, this indicates that the reefs do not continue at depth.

Weak to moderate chlorite alteration occurs through the hinge zone of the anticline and disseminated sulphides (pyrite and arsenopyrite) exist in the wall rock of the mineralization.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

7.4.9 INTERNATIONAL DEPOSIT

The International deposit is located in the Czarina Anticline, which is to the east of the Enterprise Anticline, which hosts the Gandy’s deposits. The deposit is located in the Lower Proterozoic sediments of the Burrell Creek Formation.

The local geology related to the International deposit can be determined from past mining activities and is generally summarized as;

Spotted Siltstone Horizon

This unit is a 70m thick predominantly siltstone sequence overlying the Lower Mine Greywacke. The siltstones are fine grained, well bedded and contain bedding concordant chert bands and nodules. Cordierite spotting is common throughout. At the base is an 18m thick unit termed the Nodular Chert unit. This is treated as part of the Spotted Silt horizon; however, it contains abundant chert bands and is host to the Enterprise saddle reef. The base of this unit is marked by a distinct 1.5 -2.0m thick, coarse cordierite spotted and bleached silt bed.

Lower Mine Greywacke

The Lower Mine Greywacke overlies the Gandy’s Silt Horizon and is the basal unit observed within the Enterprise Mine. This unit consists of fine to medium grained greywacke, which varies greatly in exposed thickness from 55-110m. It is similar to the Gandy’s Hill Greywacke as it contains abundant mica flakes, however, it contains more common siltstone inter-beds than the former.

Metamorphic Interpretation of Lower Mine Greywacke

Summary of (P. Ashley 2013)

Prograde metamorphism displays random orientation, indicative of a contact, thermal intrusive influence. Biotite to bitotie hornfels metamorphism is present but the presence of garnet infers a higher maximum metamorphic grade of hornblende-hornfels.

Retrograde metamorphism is thought to be hydrothermal related as indicated by quartz- sulphide veining. Typical retrograde alterations of host rocks are sericite-muscovite with small amounts of sulphides, rutile and leucoxene.

Vein composition is thought to be non-uniform with early veining dominated by medium to coarse quartz grains with trace to abundant sulphides and trace chlorite. Commencement of veining is thought to be at a higher metamorphic grade indicated by biotite on vein margins, which is absent within the vein mass.

Pyrite is the primary sulphide in the vein, although locally arsenopyrite can predominate. Both sulphides appear to be related to hydrothermal alteration assemblages.

Gandy’s Silt Horizon

The Gandy’s Silt horizon is a similar unit to the Lower Gandy’s Silt. It consists of fine-grained, well bedded siltstones with minor greywacke beds. Chert bands and nodules are present, however less numerous than in the Lower Gandy’s Silt. This horizon hosts the South Gandy’s saddle reef at Gandy’s Hill, and is the basal unit intersected at the International deposit.

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December 2015	Northern Territory Operations

The sulphide minerals, which have been recognized at Pine Creek, include pyrite, arsenopyrite, galena, sphalerite, chalcopyrite, bismuthinite, tetrahedrite, covellite and marcasite. Gold occurs in places as discrete accumulations, but also as inclusions in arsenopyrite and pyrrhotite, and as intergrowths with bismuthinite in massive pyrrhotite. Some pyrrhotite is recrystallized to pyrite and can contain gold.

Generally, gold is associated with quartz and/or sulphide mineralization. Some of the massive reefs can contain up to 80% sulphides, although the sulphide content is more generally of the order of 10% to 30%. Much of the sediment contains disseminated sulphide as fine crystals.

However, gold and sulphide mineralization is not confined to quartz, and high gold values can occur in samples completely devoid of quartz. Also, some quartz is totally barren of gold and sulphides.

Three main types of mineralization are evident at International deposit, these are:

  West dipping quartz veins.
  East and southeast dipping quartz veins.
  The Maid of Erin saddle reef and associated quartz veining.

In gross terms the majority of the mineralization is restricted to the greywacke (Lower Mine Greywacke) on the west limb of the anticline axis and east of the synclinal fault.

The vein systems comprise quartz, and quartz-sulphide veins and micro-veins separated by wall rock. Veins vary in thickness from micro-veins of <1mm to veins up to 50cm thick, with an occasional thick macro-vein of up to 1-2m. Pyrite is the dominant sulphide present with lesser amounts of arsenopyrite and pyrrhotite. Sulphides occur within quartz veins and as mono-mineralic sulphide veins, and also disseminated through the wall rock adjacent to veins. Chlorite alteration is pervasive particularly within the siltstones adjacent to the fault. Gold appears to be mainly associated with veining and grade of up to 50.0g/t are present but typically grade 1.0 -1.5g/t in oxide material and 2.50g/t in the primary zone.

7.4.10 GANDY'S DEPOSIT

The stratigraphy at North & South Gandy's consists of turbiditic sequences of siltstones and greywackes, with minor mudstones and tuffs. At South Gandy's three units have been identified (Fawcett 1993):

  Upper greywacke.
  Middle siltstone.
  Lower greywacke.

These units are similar in composition to those seen at North Gandy's.

At North Gandy's deposit, two major units have been identified from diamond drill core:

  Upper greywacke.
  Lower siltstone.

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December 2015	Northern Territory Operations

The greywacke is medium grained, contains minor siltstone and is generally weakly mineralized. The lower siltstone unit hosts the bulk of the mineralization. It is a fine-grained, thinly bedded siltstone with minor mudstones and greywackes, which form cyclical upward fining sequences within the main siltstone unit.

The turbiditic sequences have an overall fining upward cycle from greywacke to siltstone with shale tops and contain 'sub-cycles’ of a similar nature of approximately one meter in thickness. Bedding features such as load structures are present in the siltstones

Several styles of mineralization in both the oxidized and primary rock are demonstrated at Gandy's Hill deposit with the bulk of the mineralization contained within siltstones. These styles include:

  Saddle reef.
  Stockwork veining across the anticlinal axis.
  Narrow quartz veins peripheral to the axis.
  Fault related mineralization.

Two saddle reefs have been observed in outcrop at Gandy's Hill. One (the Gandy's Hill reef) is situated near the Gandy's Hill trig, and the other (the North Gandy's Hill reef) is located 500m to the north. The North Gandy's Hill Reef is well developed near surface where it is up to 5m in width, and becomes poorly developed at depth. The reef is banded, pale greyish white quartz containing 2-5% veinlets and disseminated pyrite and arsenopyrite with minor chlorite and gold grades in the range 1.0 -12.0g/t Au. The saddle reefs are hosted by cordierite spotted siltstones containing 1-2% disseminated sulphides. The Gandy's Hill reef is very poorly developed in the South Gandy's area. At South Gandy's and at depth on North Gandy's, mineralization is expressed as a zone of intense stockwork veining near to or across the anticlinal axis. Quartz veins in this zone have numerous orientations and are up to lm thick with an average of 5-10cm. They contain 5% veinlet and disseminated pyrite, arsenopyrite, chalcopyrite and minor pyrrhotite, galena and sphalerite. Gold grades are typically in the range 1.0 to 15g/t Au.

Narrow quartz veins peripheral to the fold axis are contained within siltstones and minor greywackes and form a minor proportion of the total mineralization volume. The veining is either sub-parallel to or crosscuts bedding and has been observed mainly in the oxide zone. Veins contain up to 1% disseminated sulphides and have gold grades in the range 0.9 - 3.0g/t Au.

Fault related mineralization also makes up a small proportion of the total mineralization volume. It is located within or near major fault zones and occurs mainly in siltstones. The siltstones are highly foliated and silicified, and contain numerous narrow fracture-fill quartz veinlets and veins generally less than 1cm thick. The veins carry up to 1% disseminated pyrite, arsenopyrite and chalcopyrite and typically grade 1.0 to 8.0g/t gold.

7.5	BURNSIDE GEOLOGY

Gold mines within the Burnside area have been responsible for a large portion of the historical gold production in the Pine Creek Orogen (Figure 7-37). Early prospectors first located most of the recent and current modern gold mines in the late 1800’s when alluvial production was significant. Today these occurrences and mines contain the bulk of Newmarket Gold’s mineral resources.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Although there are many similarities amongst the deposits described below, with most having some structural control, each is uniquely different in its structural setting and style of mineralization.

7.5.1 HOWLEY LINE DEPOSITS

A description of the Howley Anticline is a macroscopic NW swinging to north trending, asymmetric, tight, non-cylindrical fold with a strike length of 30km, located 5-10km from the southwest and western surface boundary of the Burnside Granite.

The Howley anticline hosts the largest mineralized deposits in the area. Due to the doubly plunging anticlinal structure, the sediments exposed at surface change along the axial trace younging from Cosmo-Howley to Big Howley deposits, reversing south of Bridge Creek deposit and again around Mt Paqualin deposit (Figure 7-29). The stratigraphic position of these deposits is important as this controls the style of mineralization.

Parallel fold axes lie east and west of the Howley anticline, the hinge zone of these anticlinal structures can also host gold mineralization.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

750000
760000
8530000
8520000
8510000
8500000
770000
Legend
Howley Ridge Anticline
Cenozoic - Mesozoic
Water
Qa - Quaternary Materials
Cz - Cenozoic Materials
J-K - Undivided Cretaceous Sediments
Daly River Group
-Cmt - Tindall Limestone
Kalkarindji Suite
-Clj - Jindare Formation
Tolmer Group
-Pts - Stray Creek Sandstone
-Ptd - Depot Creek Sandstone
Proterozoic
-Pdz - Zamu Dolerite
Cullen Supersuite
-Pgc - Granite
Finniss River Group
-Pfb - Burrell Creek Formation
South Alligator Group
-Pso - Mount Bonnie Formation
-Psg - Gerowie Tuff
-Psk - Koolpin Formation
Mount Partridge Group
-Ppw - Wildman Siltstone
Bons Rush
Mount Paqualin
Western Arm
Bridge Creek
Coppertop
Brocks Creek
Big Howley
Mottrams
Howley
Cosmo Deeps
Newmarket Gold
Howley Anticline Geology
03 March 2016
MGA94 Z52
0
2.5
5
Kilometres

FIGURE 7-29 HOWLEY LINE DEPOSITS - SURFACE GEOLOGY

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

7.5.2 HOWLEY BIG PIT

Located about 2.0km NW of the Cosmo Mine, stretching for approximately 5km along a NW trending part of the Howley anticline is a historically rich Chinese-Howley alluvial gold mining site. Modern hard rock mining occurred in the late 1980’s/early 1990’s from several small pits with further mining by Crocodile Gold from late 2009–2011. During 2010 a total of 1.26Mt of ore was mined from the Howley area and was the main source of gold for operations during this time.

The Howley Big Pit is a combination of the pits in this area and includes (from south to north) Howley South Extended, West Howley (mined by Crocodile Gold), Chinese-Howley pits 1, 2 and 3, Mottrams (mined by Crocodile Gold) and Big Howley. Historically, these were reported separately but are now combined due to the geological and spatial relationship of these deposits. These deposits occupy a shallow 10° NW plunging portion of the Howley anticline resulting in surface stratigraphy to young in this direction. All mineralization in this area is structurally controlled (due to absence of the highly carbonaceous sediments of the Koolpin Formation at Howley), but the change in stratigraphic position has resulted in slightly differing geology and different structural hosts for mineralization within Howley Big Pit. The whole area is mostly depleted at surface, but drilling indicates that mineralization continues at depth.

Mineralization is hosted in thinly laminated, moderately carbonaceous pelites and siltstones and more massive thin beds of tuff and chert of the middle Gerowie Tuff Formation. The Gerowie Tuff was conformably intruded by the Zamu Dolerite and other smaller dolerite sills, which were then folded during D2 to form the Howley Anticline. Three structural hosts for quartz-sulphide vein mineralization are identified: folded Zamu Dolerite, axial planar shears and “saddle reef” style.

The Zamu Dolerite associated mineralization is close to surface in the south, i.e. within the Howley South extended pit. Here, the brittle dolerite was fractured during D2 folding and later in-filled with auriferous fluids, forming the “saddle reef” geometry of these lodes. However, the highest grades (~2g/t Au; (F. V. Muller 2008) occur in quartz stockworks along the lower contact of the dolerite, particularly on the western limb of the anticline. Due to the north plunging anticline the Zamu Dolerite and associated mineralization plunges deeper below surface to the north, below Chinese-Howley 1, 2, 3 and Mottrams deposits where mineralization is then hosted at surface by axial planar shears.

Axial planar shear mineralization is controlled by D2 thrust faulting on the limbs of the Howley anticline and preferentially occurs in moderately carbonaceous pelites. Lodes are sub-vertical, sub-parallel to bedding and occur in a series of stacked planar shoots. In Chinese-Howley pits 1 and 2, shears are proximal to the fold hinge/close of the Howley anticline. West Howley, Chinese-Howley No.3 and Mottrams deposits follow shear zones along the western limb of the Howley anticline.

The geometry of mineralization lodes is complicated by northerly striking duplex thrust zones, which occurred during the main folding event (D2) as well as deformation from subsequent events (D3-D4). This has resulted in structurally complex lodes which pinch and swell creating quartz ‘pods’ of mineralization and in some cases can terminate the mineralized lode such as in Chinese-Howley pit No. 1.

Big Howley occurs 3km NW along strike from the Chinese-Howley pits; the structural setting for mineralization is different again. Mineralization occurs in the anticline hinge as 1-2m wide quartz-sulphide stockwork zones in proximity to saddle reefs (A. K. Sener 2004). There are 3 types of lodes: vertical eastern lodes, central lodes (dipping 40° to 70° to the west) and western lodes (dipping 60° to the west). The westerly dipping lodes have the highest average grade of ~3.5g/t Au (F. V. Muller 2008). All are hosted in the Gerowie Tuff Formation.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Conceptual geological modeling by past operators, taking into account the stratigraphic relationships of the Koolpin Formation, Gerowie Tuff and Mt Bonnie Formations together with local structural evidence, has highlighted the possibility of continuations of the Cosmo gold system beneath the conceptual Howley Big Pit Area (Figure 7-30) illustrates the integrated Cosmo-Howley model and show target zones that should be tested in future exploration drilling. Significantly, there is virtually no effective historical drilling in the gap between Cosmo and the Howley area.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

7.5.3 PAQUALIN GROUP OF TENEMENTS

The Paqualin Group comprises deposits along the 12km north-south trending portion of the Howley anticline, 5km to the west of the Burnside Granite. The Bon’s Rush deposit is the northern most prospect with mineralization sitting in the Howley anticline. Kazi and Western Arm deposits occur on folds parasitic to the Howley anticline.

Along the 12km north trending strike length, the Koolpin Formation, Zamu Dolerite, Gerowie Tuff and Mt Bonnie Formations of the South Alligator Group are exposed as a gross domal structure on the Howley anticline, which plunges north at Bon’s Rush and south at Bridge Creek.

Bon’s Rush deposit was not discovered until the late 1990s as it is concealed beneath 1-5m of black soil. In 2001, Northern Gold N.L. delineated an inferred mineral resource of 540,000t at 2.51g/t Au for a total of 43,400oz (1) ( (Hardy and Hague 2001a)). Gold is interpreted to occur in the hangingwall of the Zamu Dolerite. The Zamu Dolerite is positioned stratigraphically between the carbonaceous shale from the Upper Koolpin Fm, and tuff, shale and chert beds from the Gerowie Tuff Formation. Mineralization occurs on the eastern limb in the form of shear controlled fractures and associated crackle breccia type mineralization. Due to the similar position in the stratigraphy to Cosmo and Bridge Creek deposits, stratabound style mineralization should be considered as an exploration target at Bon’s Rush.

NB: (1) The mineral resource estimate cited is sourced from the reference indicated, is believed to be a historical estimate, not prepared in accordance with currently accepted guidelines for the preparation of mineral resources and mineral reserves, may not comply with NI43-101 and is not considered by either the Authors or Newmarket Gold, as current mineral resources or mineral reserves, as the Authors have not done sufficient work to classify historical estimates as current mineral resources or mineral reserves.

The Kazi deposit is located on the eastern limb of a north trending syncline immediately east of the Howley anticline structure. The deposit is almost entirely concealed beneath 1-5m of black alluvium; it was discovered as a gold soil anomaly during exploration conducted in the 1980’s. The deposit is located in a thinly bedded sequence of inter-bedded laminated rhyolitic tuff, chert, tuffaceous siltstone and minor greywacke of the Gerowie Tuff, which has been conformably intruded by the Zamu Dolerite. Gold occurs in shear parallel quartz veins and en-echelon veins in the hangingwall of moderately west dipping thrust faults ( (Parrington and McNaughton 1997)). Some minor mineralization extends into the Zamu Dolerite. The main zone is interpreted to be a moderately west-dipping, north-striking, tabular high-grade lode approximately 200m in length, sub-parallel to bedding, within the hinge and east limb of an easterly overturned anticline. Gold mineralization remains open at depth.

The Western Arm deposit is located on a parasitic domal anticline structure running parallel to the Howley anticline approximately 4km to the west of Bridge Creek deposit. The main mineralized zone extends approximately 1,200m along strike and up to 50m in width. Western Arm lies stratigraphically higher than Bridge Creek deposit occurring on the contact between a major sequence of greywacke, siltstone and mudstone in the hangingwall (Mt. Bonnie Formation) and carbonaceous shale, sulphidic shale, tuffaceous mudstone, nodular mudstone (Gerowie Tuff) in the footwall ( (Hardy and Hague 2001b)). Gold mineralization at Western Arm occurs as ‘saddle reef’ style in a series of quartz-sulfide stockwork lodes semi-conformable to bedding, and is best developed in mudstone and siltstone units in the hinge and eastern limb positions of the fold.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

7.5.4 FOUNTAIN HEAD - TALLY HO GOLD DEPOSITS

The Fountain Head deposit was discovered in 1883 and was subject to intensive elluvial mining activity until 1886. From 1985 to 1989, Zapopan Mining carried out an alluvial/elluvial mining operation reporting a production of 10,104 oz of gold (J. Shaw 2006). Dominion Mining Limited developed a small trial mining open pit in 1995. The Tally Ho lodes were discovered in late 2006 through a reverse circulation drilling program and follow-up diamond core program. The deposit was quickly expanded and brought into production, with mining occurring between 2007 and 2008 by GBS Gold.

The Tally Ho deposit is located just to the west of Fountain Head deposit and sits on the western limb of the Fountain Head anticline. The Tally Ho deposit strikes sub-parallel to the Fountain Head deposit and consists of two parallel mineralization zones striking SE-NW and plunging SE (local grid). The quartz veins are 1-20cm thick and host gold with a minor pyrite-arsenopyrite association. By 2007 a strike length of 160m had been defined with an average lode width of 18m and an average depth of 60m from surface (Z. Bajwah 2007a)

Diamond drilling carried out during 2008 at Tally Ho deposit failed to intersect significant gold grades despite recovering numerous pieces of visible gold in the core. Further exploration may be warranted to test the lode extension at deeper levels. Figure 7-32 graphically depicts the mineralized zones of the deposits and the potential of the Fountain Head area. Indications are that there are high-grade north plunging shoots beneath the floor of the Tally Ho open pit. There is very little deeper drilling and minimal drilling along strike.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Fountain Head Lodes
9800 Section
$1,000 Pit Shell at 1070mRL
10000mN
Ladder Vein
1070mRL Pit
9800mN
Surface Pit Limits
Tally Ho Lodes
Newmarket Gold
NT Operations
0
100
200
Metres
FOUNTAIN HEAD / TALLY HO DEPOSITS
MARCH 2016
FOUNTAIN HEAD GRID
9800mE
10000mE

Original Surface
Mined Surface
$1,000 Shell
Tally Ho Mineralization
Fountain Head Mineralization
Newmarket Gold
NT Operations
9825mE SECTION (LOOKING WEST)
THROUGH FOUNTAIN HEAD / TALLY HO
MARCH 2016
FOUNTAIN HEAD GRID
Metres

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December 2015	Northern Territory Operations

7.5.5 NORTH POINT - PRINCESS LOUISE GOLD DEPOSITS

The Yam Creek area was historically one of the better-known bedrock and alluvial gold mining areas in the Northern Territory following the discovery of gold in the area in 1872. The district was famous for its gold nuggets, the largest being 700oz (22.5 kilograms). By 1901, a three-compartment shaft had been sunk at North Point deposit with two crosscuts driven west at 42m and 62m as a prospecting exercise. The lodes in the 62m cross-cut were reported to average 5.0g/t Au over a width of 20m.

Further south at Princess Louise, 2,422t grading 51g/t Au was reported as having been produced in 1891. Gold was recovered from east-dipping (50°) quartz-sulphide veins within a west-dipping greywacke unit, 4m in thickness. The shoots were reported to plunge northerly at 30°.

The host rocks comprise cyclic silt-greywacke-mudstone sediments of the South Alligator Group (Lower Mount Bonnie Formation). These rocks are overlain by Finniss River Group, comprised of greywacke (flysch) sediments of the Burrell Creek Formation. The underlying Gerowie Tuff and local sills of Zamu Dolerite are exposed in the south of the area in the core of the fold. The dominant mineralized structural feature in the area comprises the west limb of the Yam Creek anticline that dips west at 50-60°. The east limb is steep to overturned and the axis plunges north at 10-30°.

7.5.6 BROCKS CREEK GOLD MINE

The Brocks Creek underground mine (historically known as the Zapopan Mine and incorporating the historical Faded Lily & Alligator Zones) is a stratiform, meta-sedimentary hosted quartz-vein type gold deposit, formed in the steeply south-easterly plunging hinge of a tight anticline known as the Brocks Creek-Zapopan (BCZ) Anticline. The mineralized sequence consists of argillite, often highly carbonaceous near its base, with variable proportions of inter-bedded greywacke, chert and tuff. There are thin BIF beds near the top of the sequence (G. K. Miller 1998).

The Brocks Creek area was intermittently mined from the 1870s to 1935 with modern exploration occurring since the 1970’s. Alluvial mining operations occurred in the Faded Lily area during the early 1990’s followed by mining of open pits being along the BCZ anticlinal structure. In 2003 underground development commenced at Zapopan, since this time underground mining has been intermittent but was completed by Crocodile Gold in 2012 when the mine was placed on care and maintenance and the pit was allowed to flood.

The BCZ Anticline is a tight asymmetric anticline, which plunges southeast at roughly 35°. The southern limb dips south at about 55° and the north limb is sub vertical. The BCZ Anticline has been subject to axial planar failure and thrust movements during the many deformation phases of the PCO. The deposits are proximal to the Brocks Creek Shear Zone (BKSZ), a locally significant approximately E-W trending shear zone located 3km south of the Burnside Granite. The BKSZ hosts several deposits in the Brocks Creek area and is thought to be a major mineralizing control (G. K. Miller 1998). The Burnside Granite appears to have had a significant influence on the local structural regime; whereas the regional structural trend is north-south, local structures are WNW, tangential to the intrusive body (Dunn 1998).

The axial plane of the BCZ Anticline is the focus for gold deposition. Gold mineralization at Zapopan can be either bedding concordant quartz veins 1.5 -2.5m 126 thick or stratiform sulphidic chert bands up to 0.4m thick (G. K. Miller 1998). At the Faded Lily deposit, gold mineralization occurs within a number of bands of quartz as well as some bedding concordant quartz veins, along vein margins and within graphitic shears and has a close affinity with pyrite and arsenopyrite. Mineralization zones may have up to 10% pyrite and 5% arsenopyrite and small grains of visible gold are a relatively common feature of higher grade zones. In the axial zone, where the concordant veins flatten, higher grades and thicker lodes occur ( (J. Shaw 2005)).

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Four lode zones have been identified:

Lode	Type	Thickness	Grade
5 Lode	Iron rich carbonate	10 - 20cm	15g/t Au
10 Lode	Quartz Reef	0.2 - 2.0m	~50g/t Au
20 Lode	Iron rich carbonate	1.2 – 3.0m	~60g/t Au
30 Lode	Discontinuous veins	0.5m	~30g/t Au

TABLE 7-1 BROCKS CREEK LODE TYPES AND GRADES

The mineralization body is complicated by two faults named the “North Slide Fault” and “South Slide Fault”. The two “slide faults” are located about 25-40m apart and are post mineralization shear zones comprising incompetent foliated and graphitic rocks slightly oblique to the axial plane. The intersection of the slides with the axial fold plane splits the mineralization into three identifiable units, these being (from south to north) the Fissure Lode, Main Lode and Central Lode. The Main and Fissure Lodes strike east west and dip southwards at approximately -55° to -60°, in parallel with the bedding direction. The Central Lode is located along the hinge zone of the anticline. The slides are structural margins to the lodes, defining the up dip limit of mineralization in most cases. Lode thickness and gold grade decrease down dip from the lode-slide contact (Dunn 1998)). These slide faults trend 115° and dip steeply at about 80°, movement on these structures is apparently sinistral, but principally reverse dip slip.

The Rising Tide deposit is located over 2.5km north of the Faded Lily deposit and is outside the BCZ Anticlinal Zone. Unlike the Zapopan and the Faded Lily deposits, the mineralization is thrust fault controlled. At Rising Tide, at least two mineralized structures occur, these structures comprise shallow, 25° southeast dipping reverse fault planes within carbonaceous sediments of the Koolpin Formation that parallel the underlying contact with a Zamu Dolerite sill (J. Shaw 2005). The Koolpin sediment/Zamu Dolerite contact is sheared with some mineralization occurring within this shear. Koolpin Fm host rocks comprise argillite, carbonaceous and pyritic/pyrrhotitic shale, chert bands, calc-silicates and possible iron formation. A prominent late stage, crosscutting quartz vein on 330° cuts the deposit and passes into the Burnside Granite to the north.

7.5.7 GOODALL MINE AREA

The Goodall Mine area is hosted by a sequence of turbidites that published reports indicate belong to the Burrell Creek Formation. These sedimentary rocks are folded about a north trending F1 fold axes. It is part of the extensive Howley anticline.

Newmarket Gold interprets the mine area to be hosted by Mt Bonnie Formation, as the radiometric signature is distinctly anomalous in potassium, as it is in the Margret syncline located to the southeast.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

The turbidite sequence consists of a typical greywackes and siltstones that have undergone greenschist facies metamorphism that has produced a quarts-chlorite assemblage. The mineralized zone is associated with a quartz-sericite-carbonate-K feldspar assemblage with minor tourmaline and apatite. Minor mafic dykes cut the turbidite sequence.

Within the mine area there are several folds with wavelengths of 50-100m that are related to the north trending Howley anticline. They plunge to the north at between 15° and 60°.

Mineralization of the A Pod occurs on the eastern limb of an anticline with dimensions of up to 50m wide, 800m along strike and 140m in depth. Gold is associated with thin vein arrays (5-50 mm) of quartz and sulphides, which make up about 5-20% of the rock. Mineralization appears to diminish with depth.

A more complete description can be found in Quick, D.R., 1994 (Quick 1994).

7.5.8 WOOLWONGA MINE

At the past producing Woolwonga Mine the mineralization is structurally controlled and occurs in quartz veins associated with faults, shears and zones of brecciation within a moderately tight anticline striking 310° and plunging 35–40° southeast. A shear zone (the regional Pine Creek Shear) striking 330° cuts the anticline. Quartz veining comprises saddle reefs, sub-vertical veins, stockworks, associated with shear zones, and sub-vertical veins parallel to the axial plane of the anticline and to the dominant cleavage.

The host rocks consist of tuffaceous greywacke, mudstone and carbonaceous mudstone of the Mount Bonnie Formation, frequently in upward-fining turbiditic successions. The rocks are black in color due to a high carbon content.

The richest gold mineralization occurs at the intersection of the 330°-striking shear zone with the anticlinal axis, and at the brecciated margins of quartz saddle reefs. The predominant mineralization mineral association is arsenopyrite and pyrite, with subordinate amounts of marcasite, galena, native bismuth, pyrrhotite, chalcopyrite, sphalerite, covellite and chalcocite. Gold occurs as small particles of free metal in quartz or as minute blebs in arsenopyrite. Gangue minerals are mostly quartz with minor siderite, K-feldspar and Mg-rich tourmaline (dravite). (Ahmad, Wygralak and Ferenczi 2009).

7.6	MINERALIZATION

7.6.1 COSMO MINE

The Cosmo Mine mineralization lies within a marine siltstone package located between the Inner Zamu Dolerite sill and a +30m thick pyritic carbonaceous mudstone unit identified as the “Pmc” unit. Siltstones, near the Pmc contact often contain boudinaged chert lenses. These cherts are recrystallized to resemble the sucrosic texture of quartzite. The unit intercalates with massive and banded siltstones. The width of the gold hosting siltstones is 30 to 50m in the footwall of the F1 Fault and from several meters to 50+ meters in the hangingwall due to variably developed folding.

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Four main lodes have been delineated in the Footwall Lodes and three in the Hangingwall Lodes in relation to the F1 Fault. These are the 100 Lode, 200 Lode, 300 Lode and the 400 Lode on the footwall of the Eastern Limb, with the 500 Lode, 600 Lode, and 101 Lode in the hangingwall.

These gold bearing lodes are remarkably planar in the footwall of the F1 Fault along the long Eastern Limb of the fold. The hangingwall lodes are more complex due to parasitic folding of which many are isoclinal, causing localized thickening and shortening. Each lode is correlated by grade within its stratigraphic position in the mineralization bearing siltstones.

Footwall Lodes (Eastern Lodes)

100 Lode – This lode is constrained between the contact of the Graphitic Mudstone (Pmc) and the F10 unit, which is highly sheared on the footwall side of the F1 Fault. The thickness of the 100 Lode ranges between 5m up to 8m true width. The 100 Lode contains, near its center, a thin internal Graphitic Mudstone unit approximately 10-30cm thick, which is often un-mineralized. Grades are easily correlateable in plan and section. The 100 Lode mineralization can be traced with confidence with the current drilling down to the 480mRL, giving the mineralization a vertical extent of 670m. In the footwall the 100, 200, 300 and 400 Lodes are split and offset by a northwest/southeast dextral fault called the F9 Fault. The displacement along this fault is strike slip movement with approximately a 20-30 meter offset.

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200 Lode – This is the first mineralization that occurs west of the F10 faulted unit. Grades are usually more erratic and lower grade than in the 100 Lode, but it is still clearly correlateable through changes in lithology. The thickness of the 200 Lode ranges between 5m up to 10m true width.

300 Lode – This is the next lode to the west of the 200 Lode. This lode is usually low grade with variable and indistinct grade contacts although at depth and in the southern extent of this lode grades have been demonstrated to improve. The mineralization appears to correlate with coarser grained recrystallized siltstone units and is parallel to the bedding. The thickness of the 300 Lode ranges between 1m up to 3m true width.

400 Lode – This is the inner most lode. It is located close to the dolerite and is consistently low grade and like the 300 Lode it has indistinct grade boundaries. The thickness of the 400 Lode is very similar to the 300 Lode with ranges between 1m up to 3m true width.

Collectively the 100 to 400 Lodes are referred to as the “Eastern Lodes” (Figure 7-34).

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Western Lodes

Following a review of past drilling in context of new geological knowledge gained from underground mining and drilling in 2014 it was proposed to test the western Cosmo Anticline limb near significant mineralization in surface hole CP003W1. Gold mineralization in that hole was close to the Pmc – greywacke contact analogous to areas being mined on the Eastern Lodes.

Drilling in 2015 of the Western Lodes focused on the prospective NW shoulder to the Cosmo Anticline and generated further significant gold intersections (see (J. Miller 2014) and Section 9). Although this mineralization is hosted in very similar host rocks and stratigraphic location the results did not support a structural style such as the very linear zones within the Eastern Lodes.

Late in the year structural studies were conducted, which suggested the Western Lode mineralization occurs as a series of high grade shoots, which plunge moderately north approximately parallel to the Zamu Dolerite contact Millar (J. Miller 2015), however, appreciated that the Western Lodes may be a westerly continuation of the Hinge Zone. This area remains to be drill tested in 2016.

Hangingwall Lodes:

500 Lode – This is actually a continuation of the 100 Lode as it wraps around the fold hinge becoming part of the Western Lodes. Like the 100 Lode it occurs nearest to the Graphitic Mudstone and is bounded by the F10 mudstone unit.

600 Lode – This is actually the 200 Lode and it is interpreted to wrap around the fold hinge and become part of the Western Lodes mineralization.

On the western limb of the Hinge Zone in the hangingwall, the 500 Lode and 600 Lode are offset by the F9 Fault with displacement of approximately 15-20m. Collectively the 500 and 600 Lodes are referred as part of the “Hinge Zone”.

101 Lode – Termed the “Sliver”, this lode is a subsidiary fold on the Eastern Hangingwall limb of the fold. The lower extents of this mineralization were drilled to a scoping level in 2015 and have become a high priority for mineral resource definition and exploration in 2016.

Inter Lode Zones

Within the 100 Lode there is often an intermittent graphitic phyllite (the 11-Unit) ranging from 0.1m up to 3m thick in some areas. This unit is usually un-mineralized and is highly friable in some areas, particularly on the eastern footwall where high strain along the long limb is occurring. This unit is referred to as the 100 Lode Internal Mudstone. Separating the 100 Lode from the 200 Lode is another distinct 1-1.5m wide carbonaceous mudstone unit (the 10-Unit). This unit is a stratigraphic marker that can usually be traced from the footwall of the Eastern Limb, around the fold hinge on the hangingwall and around to the Western Limb. In the Eastern Lodes, this unit is faulted and is termed the 10 Fault. While the 10 Fault is predominately a bedding-plane fault in the footwall of the Eastern Limb, in the hangingwall the 10-Unit is not faulted.

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Gold mineralization is closely associated with arsenopyrite, often seen within the Pgtb unit, especially in the 100 Lode. The mineralization styles, both on the hangingwall and footwall of the F1 Fault are very similar, with the main mineralization associated with, but not necessarily totally constrained within the “Pgtb” unit. The main sulfide minerals in the fresh rock are pyrite and arsenopyrite, with traces of sphalerite and chalcopyrite. Pyrrhotite occurs below depths of 300m and is predominantly seen in the Pmc unit.

Higher grade gold mineralization is commonly hosted within Pgtb in the 100 Lode in proximity to the Pmc contact. Mineralization hosting lower gold grades can occur in the lodes within the non-graphitic mudstones. Minor mineralization is associated with quartz veins, breccias and shears. The footwall lodes are limb parallel, stratigraphically constrained planar mineralization bodies with relatively continuous mineralization. While the hangingwall lodes are stratigraphically associated with the “Pgtb” units, they are parasitically folded along the fold hinge. As a result the mineralization lodes are less continuous than in the footwall. Many of these parasitic folds are isoclinal. Geological mapping and assaying has shown shortening along the fold limbs and thickening in the folds.

Gold mineralization occurs along areas of high strain, such as the Pgtb along with constrictions in the mineralization hosting siltstones, and faults. Essentially, gold occurs in various styles of structural traps. The graphitic mudstones appear to be impermeable units that forces mesothermal fluids through the mineralization hosting siltstone package. It is believed that gold deposition may be caused by the redox front between the Carbonaceous Mudstone (Pmc) and the adjacent coarser grained siltstone units (Pgtb). The highest endowment of gold mined to date occurs at the interface between graphitic mudstone (reduced conditions) and hematitic alteration (oxidized conditions of the siltstones forming a redox boundary).

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

1200mRL
1000mRL
800mRL
600mRL
RL
Newmarket Gold
Cosmo Deeps Deposit
Lode 101 "Sliver"
Block Model >2g/t Au
Section Looking West - Mine Grid
February 2016

1200mRL
1000mRL
800mRL
600mRL
RL
Newmarket Gold
Cosmo Deeps Deposit
All 200 Lodes
Block Model >2g/t Au
Section Looking West - Mine Grid
February 2016

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

1200mRL
1000mRL
800mRL
600mRL
RL
1400mN
1600mN
1800mN
2000mN
2200mN
Newmarket Gold
Cosmo Deeps Deposit
All 300 Lodes
Block Model >2g/t Au
Section Looking West - Mine Grid
February 2016

1200mRL
1000mRL
800mRL
600mRL
RL
1400mN
1800mN
2000mN
2200mN
Newmarket Gold
Cosmo Deeps Deposit
All 400 Lodes
Block Model >2g/t Au
Section Looking West - Mine Grid
February 2016

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

1200mRL
1000mRL
RL
Newmarket Gold
Cosmo Deeps Deposit
All 500 Lodes
Block Model >2g/t Au

1200mRL
1000mRL
RL
Newmarket Gold
Cosmo Deeps Deposit
All 600 Lodes
Block Model >2g/t Au

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December 2015	Northern Territory Operations

7.6.2 UNION REEFS

From (Karpeta 2011)

Gold mineralization at Union Reefs and other gold mines in the area occurs in four end member styles, summarized as follows;

1.	Lode style veins: up to 4m thick, discontinuous, with variable but locally high gold grades. Lode style veins are pod-shaped and occur in highly sheared, dominantly shale host rocks.

2.

Stockwork vein systems: complex en echelon vein swarms largely restricted to greywacke-dominated horizons. Tend to form around fault & shear zone intersections, bedding/joint intersections, and anticlinal hinges. Typically of moderate gold grade.

3.	Sheeted vein systems: sub-parallel, laminated crack-fill vein sets that tend to occur in thinly inter- bedded greywacke-shale sequences. Typically of low gold grade.

4.

Saddle reef association (not seen at Union Reefs): in some deposits, gold is associated with the margins of folded quartz veins in plunging anticlinal hinges (“saddle reefs”). Studies have shown that the quartz reefs themselves are barren and pre-date gold mineralization, but their fractured and sheared margins have served as traps for gold mineralization during subsequent deformation and hydrothermal activity. Typically moderate to high grade with short strike length, and may have significant plunge extent.

Mineralization at Union Reefs is predominantly of the stockwork and sheeted-vein type, with lode-style veins comprising a lesser proportion of the deposits. Photos and descriptions of the Crosscourse E-Lens suggest that it is composed mainly of stockwork-type veining in a greywacke host and that elevated gold grades within the mineralization shoot occur due to the overlap of multiple generations of gold-bearing veins. The steeply plunging aspect of the E-Lens suggests that mineralization shoot location and morphology is strongly controlled by structural intersections.

7.6.3 PINE CREEK

At Pine Creek mineralization occurs in a zone along the anticlinal axis of the Enterprise Anticline. It occurs in saddle reefs, veins and in the wall rock of the Enterprise Anticline. The highest grades were observed in the saddle structures of the deposit and range from about 5-15g/t. Au Veins in the mineralized zone returned grades between 2 and 3g/t Au and in the wall rock of the mineralized zone grades range from 1-2g/t Au.

Up to 50% of the gold occurred as free gold, while the rest was bound up in sulphides. Sulphides within the deposit include pyrite, pyrrhotite, marcasite, arsenopyrite chalcopyrite, galena, sphalerite, bismuthinite, tetrahedrite and covellite. Gold occurs as inclusions 2-30µm across primarily within arsenopyrite and also in pyrrhotite and bismuthinite.

Three categories of veining have been recognized. The following is a simplification recognized by Dann and Delaney (1984) (Dann 1984). These are:

1.	Saddle, spur and hinge zone veins. Forming the saddle structures present in the deposit.

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2.	Ladder and sheeted veins are regularly sized and spaced veins occurring only on the western limb of the anticline.

3.	Late stage veins and breccias, which are rich in sphalerite and galena and occur mostly in the Eastern Fault Zone.

Gold mineralization is strongest in the saddle reef structures.

7.6.4 BURNSIDE

7.6.4.1  Howley Group Deposits

The Howley Group includes the largest deposits in the Burnside deposit area. All deposits are proximal to the Howley anticline or parasitic anticlinal structures. Several plunge reversals occur along the fold axis, resulting in a range of host stratigraphy with the Middle Koolpin Fm, Gerowie Tuff Fm and Lower Mt Bonnie Fm along with bedding concordant sills of Zamu Dolerite, subsequently, several different mineralization styles occur. These can be broadly classified by two end members (A. K. Sener 2004):

  Rocks which are brittle and have low geochemical contrasts which form vein stockwork mineralization, and;
  Rocks with both contrasting competency and geochemistry form vein stratabound deposits Intermediate styles include shear zone hosted and saddle reef style quartz stockworks.

The carbonaceous and iron rich units in the mid to lower Koolpin Formation host the vein stratabound type deposits of Cosmo with exploration potential at the Bon’s Rush deposit.

In the lower stratigraphy, where the Zamu Dolerite is present, gold is hosted in fractures, which formed in the brittle dolerite during the D2 folding event and were later filled with auriferous fluids. The fracturing is most intense in the Hinge Zone resulting in the saddle reef geometry of the mineralization. Mineralization also occurs in quartz shears along the dolerite/sediment contact. Dolerite hosted mineralization occurs at South Howley Extension and Bon’s Rush.

Dolerite hosted gold lode thickness can range from 2-10m (thickening of the dolerite unit due to duplex thrusts is evident at Howley South extension). Gold occurs in extensional quartz-carbonate veins with disseminated pyrrhotite, pyrite and chalcopyrite, widespread chlorite alteration and localized sericite alteration occurs around mineralized veins. Visible gold is often present.

Axial parallel shears occurred during the intense D2 folding which created duplex thrusts along the limbs of the Howley anticline. Lodes are sub-parallel and roughly concordant with the bedding along a 900m strike length of the tightly folded Howley anticline at the Chinese-Howley pits and at Mottrams. At Kazi, which is located on a parasitic fold to the east of the Howley anticline, a mineralized strike length of 200m has been outlined.

The majority of gold mineralization is strongly associated with an en-echelon quartz-sulphide vein system, gold mineralization also occurs in conjugate vein arrays and stockworks. Gold occurs as <40 micron sized grains in quartz-sulphide veins containing sulphides pyrite, arsenopyrite, chalcopyrite and sphalerite. Gold mineralization is strongly associated with arsenopyrite and pyrite (A. K. Sener 2004). Chlorite-sericite alteration associated with mineralized zones is common.

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December 2015	Northern Territory Operations

At Western Arm and Big Howley mineralization is hosted in quartz-sulphide stockworks conformal to bedding along the anticline limbs and as “saddle reefs” in the anticlinal hinge zone. These saddle reefs occur between units of contrasting competencies; the upper mudstone of the Gerowie Tuff Formation and lower greywacke unit of the Mt Bonnie Formation at Western Arm deposit and inter-bedded shale and siltstones of the upper Gerowie Tuff Formation at Big Howley deposit.

At Western Arm deposit, gold is mostly fine grained (<40 microns) but some grains observed are as large as 200 microns (Zerovitch 1994). Gold mineralization is associated with a quartz vein stockwork zone containing silicified wall rock. Most of the gold occurs in late cross cutting fractures, spider veinlets, veins of K-feldspar, veins of massive pyrite and at the contact between quartz and carbonaceous mudstone (Hardy and Hague 2001b). Sulphides present include (in decreasing order of abundance) pyrite, chalcopyrite, arsenopyrite, pyrrhotite, sphalerite and galena. High gold values are strongly associated with arsenopyrite. Visible free gold occurs in late fractures, spider veinlets, and near contact between carbonaceous mudstone and quartz veins.

7.6.4.2  Hayes Creek Deposits

The Hayes Creek Group deposits are located in the southeastern portion of the Burnside area. Currently the most significant deposits of the Hayes Creek Group comprise the Fountain Head, Tally Ho, Yam Creek, North Point and Princess Louise deposits.

All these deposits contain gold mineralization within sulphide disseminations and quartz-sulphide veins of similar mineralogy. Sulphide is predominantly pyrite with minor arsenopyrite and trace amounts of chalcopyrite, pyrrhotite and galena. Some siliceous alteration and disseminated euhedral arsenopyrite occurs in country rock proximal to the mineralized quartz veining. Gold can be quite coarse and is often observed in drill core within quartz veins and along quartz vein selvages (Stephens 2000).

The orientation and style of quartz veins is mostly controlled by the competency of the host rock. In the finer grained lithology, veining is sub-vertical and appears to be axial planar, in the more massive brittle greywackes the veins are stockworked. Lithological contrasts between siltstone-mudstone packages and massive greywackes have been a further focusing for auriferous quartz veining (Z. Bajwah 2007b). These host rock properties have resulted in subtle differences between deposits.

Brocks Creek – Zapopan Group Deposits

The Brocks Creek – Zapopan Group deposits occur along the northwest trending Brocks Creek – Zapopan anticline, which is centrally located within the Burnside area. The Brocks Creek – Zapopan anticline is cut at a low angle by the Brocks Creek shear zone and lies within the thermal aureole of the Burnside Granite. Currently the most significant deposits of the Brocks Creek – Zapopan Group comprise the Brocks Creek/Zapopan underground and Rising Tide deposits.

Along the BCZ anticline, gold mineralization occurs mostly within bedding concordant quartz-sulphide veins. Gold is most closely associated with pyrite and arsenopyrite. Visible gold is common, mostly in the 40-60µm range (G. K. Miller 1998). Trace amounts of chalcopyrite, sphalerite and galena occur in later stage carbonate veins.

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The best mineralization at Brocks Creek occurs where quartz veins have formed during a number of brecciating events (Dunn 1998). This is evident with higher grade occurring in main lode, which has undergone at least two phases of brecciation (F. H. Muller 2007). Brecciation events appear to preferentially occur in a horizon of interbedded fine sandy layers about 1-5cm thick. Individual sulphide grains commonly show signs of multiple stages of brecciation. Arsenopyrite bands are common, ranging up to 10cm thick, comprising aggregates of coarse subhedral to euhedral arsenopyrite. In the absence of quartz veining these bands occur in the fine sandy beds proximal to main lode and often include fine pyrite laminae.

Mineralization at Rising Tide is predominantly stratabound within pyrrhotitic, carbonaceous sedimentary units of the lower Koolpin Fm, adjacent to Zamu Dolerite intrusives and in close proximity to the southern margin of the Burnside Granite (F. H. Muller 2006). The fault hosted gold mineralization is associated with quartz-pyrite-pyrrhotite-arsenopyrite vein sets (G. K. Miller 1998). Gold is thought to be supergene enriched and associated with structures leading to the Burnside Granite.

Fountain Head/Tally Ho

The Fountain Head deposit was discovered in 1883 and was subject to intensive elluvial mining activity until 1886. From 1985 to 1989, Zapopan carried out an alluvial/elluvial mining operation reporting a production of 10,104oz of gold (J. Shaw 2006). A small trial mining open pit was developed in 1995 by Dominion Mining Limited. The Tally Ho lodes were discovered in late 2006 through an initial reverse circulation drilling program and follow-up diamond core program. The deposit was quickly expanded and brought into production.

Gold mineralization in the Fountain Head deposit is hosted by siltstone, mudstone and greywacke packages of the Burrell Creek Formation of the Finniss River Group and is associated with quartz-pyrite-arsenopyrite veins (Figure 7-4). Mineralization is hosted in the Fountain Head anticline, which is interpreted to be a parasitic fold of the Margaret syncline. The Fountain Head anticline plunges gently to the SE, is asymmetric and has a tightly closed fold. The limbs dip at steep angles; the NE limb dips at 70° and the SW limb dips 50°-65°. The mineralization sits within the hinge zone and is structurally related to a NW striking fault system. Fountain Head mineralization is focused at the culmination of a doubly plunging domal structure along the axial trend (Z. Bajwah 2007a).

Mineralization is hosted by sub-vertical shear related stockworks, fracture zones in greywackes and saddle reefs at lithological contacts over a strike length of 420m. Most of the mineral resource is in the hinge zone of the anticline with gold grade rapidly tapering off down dip on the limbs. Fracture zones within the hinge zone lie parallel to the axis of the fold and have acted as a focus for fluid channelling.

The Tally Ho deposit is located just to the west of Fountain Head (Figure 7-31) and sits on the western limb of the Fountain Head Anticline. The Tally Ho deposit strikes sub-parallel to the Fountain Head deposit and consists of two parallel mineralization zones striking SE-NW and plunging SE (local grid). The quartz veins are 1-20cm thick and host gold with a minor pyrite-arsenopyrite association. By 2007 a strike length of 160m had been defined with an average lode width of 18m and an average depth of 60m from surface (Z. Bajwah 2007a).

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December 2015	Northern Territory Operations

Diamond drilling carried out during 2008 at Tally Ho failed to intersect significant gold grades despite recovering numerous pieces of visible gold in the core. Further exploration is warranted to test the lode extension at deeper levels. Figure 7-32 graphically depicts the mineralized zones of the deposits and the potential of the Fountain Head area. Indications are that there are high-grade north plunging shoots beneath the floor of the Tally Ho open pit. There is very little deeper drilling and minimal drilling along strike.

North Point/Princess Louise

The Yam Creek area was historically one of the better-known bedrock and alluvial gold mining areas in the Northern Territory following the discovery of gold in the area in 1872. The district was famous for its gold nuggets, the largest being 700oz (22.5 kilograms). By 1901, a three compartment shaft had been sunk at North Point with two cross-cuts driven west at 42m and 62m as a prospecting exercise. The lodes in the 62m cross-cut were reported to average 5g/t Au over a width of 20m.

Further south at Princess Louise, 2,422t grading 51g/t Au was reported as having been produced in 1891. Gold was recovered from east-dipping (50°) quartz-sulphide veins within a west-dipping greywacke unit, 4m in thickness (Figure 7-43). The shoots were reported to plunge northerly at 30°.

The host rocks comprise cyclic silt-greywacke-mudstone sediments of the South Alligator Group (Lower Mount Bonnie Formation). These are overlain by Finniss River Group, comprised of greywacke (flysch) sediments of the Burrell Creek Formation. The underlying Gerowie Tuff and local sills of Zamu Dolerite are exposed in the south of the area in the core of the fold. The dominant mineralized structural feature in the area comprises the west limb of the Yam Creek anticline that dips west at 50-60°. The east limb is steep to overturned and the axis plunges north at 10-30°.

Auriferous quartz-sulphide veining occupies structurally prepared fault-fold sites on splays from the regionally important Hayes Creek Fault that trends NE through the area. Mineralized quartz-sulphide veins are associated with greywacke-dominated packages within the west limb and axial zones of the Yam Creek fold, particularly where bedding slip, reverse faults and splays cut the limb at shallow angles (Z. Bajwah 2007b). A number of NE trending faults displace bedding trends in the Yam Creek area. The faults are thought to be sub vertical and appear to post-date mineralization.

At the North Point deposit mineralization occurs as linear, northerly oriented, multiple lode system that dip conformably with bedding at ~45° west (Figure 7-42). The system is reasonably continuous along strike for about 300m and down dip for 60m (Ahmad, Wygralak and Ferenczi 2009).

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Original Surface
Mined Surface
Mineralized Lodes
Optimized Shell
Newmarket Gold
NT Operations
NORTH POINT CROSS SECTION 9500mN
LOOKING NORTH
MARCH 2016
NORTH POINT GRID

400 Lode
200 Lode
Original Surface
Mined Surface
500 Lode
100 Lode
300 Lode
Newmarket Gold
NT Operations
PRINCESS LOUISE CROSS SECTION 7000mN
LOOKING NORTH
MARCH 2016
PRINCESS LOUISE GRID

Paqualin Group of Tenements

In the Paqualin area, the sequence has been folded into south-plunging anticlinal structure where western limb has been affected by a NW-trending fault. The Zamu Dolerite occupies the hinge of the fold and appears to have been interlayered within the Koolpin Formation and Gerowie Tuff – an artifact of deformation.

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December 2015	Northern Territory Operations

Bon’s Rush is associated with quartz-carbonate veins that dip shallowly (~25-30°) to the northeast. The mineralized zone is hosted by a carbonated, sulphidised, sericitised and occasionally silicified granophyric phase of the Zamu Dolerite. The higher grades are associated with a zone of quartz veining, chloritization, pyrite, arsenopyrite and minor pyrrhotite, hosted within a shear zone in the hangingwall of the Upper Zamu Dolerite Sill.

Outcrop within the Rhodes Group of tenements (including the Kazi deposit) is very poor due to extensive black soil and creek alluvium deposited by Howley Creek immediately to the south. Interpretation from regional mapping, and supported by drilling, shows that the Gerowie Tuff, of the middle South Alligator Group, underlies much of the area. This unit has been intruded by mafic Zamu sills and folded into north trending structures.

Gold mineralization at the Kazi deposit has been interpreted to occur in four parallel lodes within the interbedded metasedimentary units of the Koolpin Formation. Each lode is divided by the reverse faults to create enechelon zones within each lode. Lodes 100, 200, 300 & 400 (from surface down) are subparallel to the Zamu Dolerite intrusion and strike ENE with a southerly dip ranging 200 to 350. The lodes range from 2m to 6m vertical thickness. Minor mineralization extends into the Zamu Dolerite, mainly represented by lode 400. A high-grade zone exists between 10,000N and 10,130N and is coincident with a quartz-pyrite rich, sheared fault zone interpreted to thrust the Koolpin to the north, over the Zamu Dolerite (Harris 2005).

The Western Arm mineralization is hosted by a folded and sheared sedimentary sequence of Lower Proterozoic age. Rock types included in the deposit are siltstones, greywacke and mudstone with some tuffaceouse members and variable diagenetic pyrite. The rocks have been folded along the north-south axes and high strain zones occur on the limbs of the folds and upon parasitic fold structures sub-parallel to the fold axes. The high strain zones have been channelways for gold bearing fluids, which have introduced quartz, pyrite and arsenopyrite into fractures. Potassic alteration reflected in pine feldspathic veinlets and patches attended the mineralizing event.

The gold distribution is controlled by steep east and west dipping fracture sets with east dipping sets dominating. Bedding and lithology exerts some control on gold distribution. Mudstone-siltstone packages are favored hosts while massive greywackes and tuffaceous rocks are less so (Shaw, 1993).

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7.7	DEPOSIT DIMENSIONS

Deposit	Lode	Horizontal Length (m)	Vertical Length (m)	Horizontal Widths (m)
Cosmo	100	750	700	7-20m
	101	375	100	2-80m
	200	300	650	6-14m
	300	675	350	5-14m
	400	300	625	5-15m
	500	425	500	6-60m
	600	250	375	3-17m
Howley	Combined	3200	250	700
Mottrams	Combined	670	120	60
North Point	Combined	900	80	25
Princess Louise	Combined	580	156	60
Rising Tide	Combined	300	860	40
Fountain Head	Combined	420	160	90
Tally Ho	Combined	160	60	18
Kazi	Combined	200		2-6
Western Arm	Combined	1100	130	100
Bon's Rush	Combined	650	100	50
Prospect	Combined	650	450	70
Crosscourse E-Lens	Combined	430	450	130
Crosscourse Western Lodes	Combined	270	490	30
Esmeralda	Zone A	1150	150	200
	Zone B	570	150	115
Lady Alice	Combined	270	135	22
Millars/Big Tree/Ping Que	Combined	1100	130	60
Orinoco	Combined	460	160	40
Union North	Combined	1300	300	60
Union South/Temple	Combined	800	220	40
Cox	Combined	300	130	40
Czarina	Combined	600	110	40
South Czarina	Combined	660	135	60
Enterprise	Combined	800	200	30
Gandy’s	Combined	1280	115	60
Kohinoor	Combined	1,000	120	60
International	Combined	1300	120	90
South Enterprise	Combined	400	230	20

TABLE 7-2 DEPOSIT DIMENSIONS

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December 2015	Northern Territory Property

8 DEPOSIT TYPES

The contribution from gold deposits in Proterozoic sedimentary basins to total gold production has increased markedly over the past two decades, both globally and within Proterozoic basins within Australia. Consequently, many Proterozoic basins are now considered high priority exploration targets.

8.1	MINERALIZATION DEPOSIT MODELS

A variety of genetic models, ranging from magmatic through hydrothermal to syngenetic, have been postulated in the past for the formation of gold deposits in the Pine Creek Geosyncline. Gold and base metal mineralization in the Pine Creek Geosyncline is commonly associated with granite intrusions and have often been classified as high temperature contact aureole deposits. A secondary host rock control has also been suggested due to the association of gold mineralization with carbonaceous metasedimentary rocks, such as at Cosmo Mine.

However, much of the gold mineralization occurred after the main intrusive event, the intrusion of the Cullen Batholith, and the relationship of gold mineralization and carbonaceous rocks is not the most important control on mineralization. More recently, authors have argued that gold mineralization is structurally controlled; occurring in brittle-ductile structures at the greenschist-amphibole facies boundary and hence has an epigenetic origin (Parrington and McNaughton 1997).

In places, such as the Cosmo-Howley area, duplex thrust folds with buckle folding or basin and dome structures appear to be more significantly mineralized. The presence of shear systems linking anticlines higher in the sequence also appears to have provided the ideal fluid focusing mechanisms to localize gold-bearing fluids.

Accepting that gold deposits of the Northern Territory have a structurally controlled mesothermal setting, then on the basis of host rock and mineral association they can be divided into seven types:

  Gold-quartz veins, lodes, sheeted veins, stockworks, saddle reefs (Pine Creek Orogen);
  Gold-ironstone bodies (Tennant Inlier);
  Gold in iron rich sediments (Pine Creek Orogen, Tanami);
  Polymetallic deposits (Iron Blow, Mt Bonnie);
  Gold-PGE deposits (South Alligator River area);
  Uranium-gold deposits (Pine Creek Orogen, Murphy Inlier); and
  Placer deposits.

Over half of the gold occurrences are gold-quartz vein deposits.

Native gold is the main mineralization mineral and is commonly present as micron sized grains; coarse nuggets are rare. Gold is commonly associated with pyrite, arsenopyrite and pyrrhotite and in places with minor base metal sulphides. Quartz, chlorite, sericite and carbonates are the common gangue minerals in the gold-quartz deposits.

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December 2015	Northern Territory Property

All gold deposits in the Northern Territory show some structural control at the regional and deposit scales, with most deposits within the Pine Creek Orogen trending northwest-southeast.

Base metal mineralization in the Pine Creek Orogen strike significantly differently than the gold veins, suggesting different discrete mineralizing events. They are interpreted to be syngenetic.

Most deposits show a preference for competency contrast situations in dilatant or low pressure zones, such as anticlinal crests, recurrent shear zones and necking zones. Gold mineralization is invariably late, occurring after orogenic events.

Common factors for most gold deposits include:

  Gold deposits are nearly all in low- grade, sub-greenschist to lower greenschist facies regionally metamorphosed sediments (commonly greywacke- siltstone-shale);
  Anticlinal hinges and shear zones are generally the most favorable loci;
  Subsequent to regional metamorphism and deformation, the metasediments were intruded by I- type granite and the gold mineralization are within the contact metamorphic aureole;
  Fluid inclusion data suggest the involvement of moderate to high salinity fluids in temperature range from 200 - 300°C; and
  Stable isotope data suggest a magmatic/metamorphic origin of these fluids.

Five main types of mineralization have previously been recognized within the Pine Creek Orogen. These include:

  Sheeted and stockwork quartz vein systems located along major anticlinal hinges in the Mount Bonnie and Burrell Creek Formations and to a lesser extent, the Gerowie Tuff. Mineralization is hosted by carbonaceous or sulphidic host rocks (Woolwonga) or along zones of competency contrast between greywacke and shale (Enterprise, Union Reefs, Goodall, Alligator, Faded Lily, Howley, Big Howley, Yam Creek and Fountain Head) or dolerite (Bridge Creek). Axial planar quartz veins have been identified in some deposits (Enterprise and Woolwonga). Stratabound quartz reefs occur in most of these deposits, and may develop into saddle reefs along fold hinge zones (Enterprise, Union Reefs and Fountain Head);
  Sediment-hosted stratiform gold mineralization and quartz-sulphide-vein-hosted stratabound gold mineralization in cherty ironstone and carbonaceous mudstones of the Koolpin Formation (Tom’s Gully, Cosmo Howley, Golden Dyke and Rising Tide) or the Gerowie Tuff (Brocks Creek);
  Stratiform, massive to banded, sulphide-silicate-carbonate mineralization in the Mount Bonnie Formation (Mt Bonnie and Iron Blow);
  Sediment-hosted stratiform and stratabound gold mineralization in cherty, dolomitic and sulphidic shales of the Mount Bonnie Formation, with sheeted quartz-sulphide veins (Rustler’s Roost); and
  Sheeted or stockwork quartz-feldspar-sulphide veins hosted by Zamu/Maud Creek Dolerite sills (Maud Creek, Howley, Howley South, Bridge Creek and Kazi).

Most gold mineralization in the Pine Creek Orogen occurs within the South Alligator Group, especially above the Middle Koolpin Formation, and in the lower parts of the Burrell Creek Formation. At Maud Creek, gold mineralization is hosted by the Tollis Formation that represents the uppermost unit of the El Sherana Group and unconformably overlies the Burrell Creek Formation. Most of the fold-associated deposits were probably formed during intrusion of granitoids such as the synorogenic Cullen Batholith and the Burnside Granite.

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December 2015	Northern Territory Property

The most important regional-scale exploration vectors to the orogenic style of gold mineralization are:

  The position of the biotite isograd in the contact-metamorphic aureole of the Cullen granitoids. The biotite isograd needs to be mapped out carefully in areas of exploration interest and exploration focused on the biotite-albite epidote contact-metamorphic zone.
  NNW-NW oriented anticlinal axes appear to be the most productive. However, exploration cannot be totally restricted to anticlines in this orientation, as other anticlines or even synclines may be mineralized.
  Strongly inter-bedded and contrasting rock types (e.g., greywacke-siltstone) particularly in the upper parts of the stratigraphy in the Mount Bonnie and Burrell Creek Formations in particular.
  Carbonaceous or iron-rich lithologies in proximity to indications of gold mineralization. Such lithologies and any veins within them need to be mapped out carefully to help locate potential trap sites for economic gold mineralization.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

	Dilatant Zone Mineralization		Compressive Zone Mineralization
Type:	Fold Structure	“Telfer Type”	Fold - Brittle Fracture	Thrust
Examples		• Cosmo	• Fountain Head	• Rising Tide
	• Brocks Creek	• Goodall	• Woolwonga	• Kazi
	• Faded Lily	• Howley Ridge

Economics		• +5g/t Au	• +2.5g/t Au	• +2.5g/t Au
	• +10g/t Au	• 100,000- 4,000,000oz	• 20,000-	• 60,000 - 1,500,000oz
	• 50-800,000oz	• Open Pit,	1,000,000oz	• Open Pit
	• Open Pit	• u/g extensions	• Open Pit	• Small u/g
• u/g extensions
Geological	• Anticline hosted	• Anticline hosted	• Anticline hosted	• Reverse fault hosted
Features		• Stratabound	• Stratabound	• Discordant
	• Strataform	• Dilational (Area B &	• Compressive	• Compressive (Area A
	• Dilational (Area	C)	(Area A & D)	& D)
	B & C)	• Fe-Carb stratigraphic	• Stratigraphic	• Stratigraphic
	• Fe-Carb	association	association with	association with
	Stratigraphic	• Greywackes,	Fe-Carb	Greywackes &
	association	Fe/carbonate altered	• Greywackes &	siltstones
	• Greywackes &	silts & graphitic silts	siltstones	• Often amphibolite
	Graphitic			facies alteration
Siltstones
Target
Ranking	#1	#2	#3	#3
	HIGH Priority	High Priority O/P	Moderate Priority	Moderate Priority O/P
O/P
	• Small	• Large tonnage		• Moderate tonnages
	• high grade	• Elevated grade	• Moderate	• Moderate grades
tonnages
• Elevated grades

TABLE 8-1 PINE CREEK OROGEN MINERALIZATION MODELS

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December 2015	Northern Territory Property

8.2	STRUCTURAL MODELS

8.2.1 NORTHERN TERRITORY PROPERTY

Assuming that the majority of gold deposits within the Pine Creek Orogen are structurally controlled and mesothermal/orogenic (Groves 1998) in origin, it is likely that the known gold deposits are associated with regional shear zones and fault systems that were formed during orogenesis. By analyzing maps displaying total magnetic intensity (TMI) data, a number of continuous, NNW-tending first-order faults can be defined within the sedimentary-dominated rock sequences of the tenement area (Figure 8-2).

The majority of known gold deposits within the tenement area are spatially associated with the first-order, NNW-trending shear zones. It is therefore likely that these first-order shear zones acted as conduits for epigenetic gold-bearing fluids during/after orogenesis and they control the distribution of gold mineralization known in the tenement area. Additional factors such as the presence of the South Alligator Group, proximal antiformal hinges (e.g., Cosmo-Howley) or converging secondary shear zones (e.g. Crosscourse deposit) would also play an important role in localizing gold mineralization.

The major shear zones are separated by rock sequences that regularly preserve NNW-trending, doubly-plunging antiformal hinges with no clear evidence for strike-slip deformation along these NNW-trending structures. South of the Burnside Granite area, a series of NE-trending shear zones and faults have also been defined (Figure 8-2). Based on preserved asymmetries of rock sequences either side of these NE-trending faults, dextral-dominated strike-slip deformation possibly occurred along these relatively later structures.

Consulting geologist Paul Karpeta’s comments, which the Authors have reviewed and agree with, include the following:

The origin of the gold mineralization in the Pine Creek Belt is controversial. Matthai et al (S. H. Matthaei 1995a) (S. H. Matthaei 1995b)argue for an intrusive-related thermal aureole model associated with the Cullen Granite Batholith. However, Partington and McNaughton (1997) (Parrington and McNaughton 1997) and Sener et al (2003, 2005) (A. K. Sener 2003) (A. K. Sener 2005) prefer a structurally related model with gold mineralization being related to duplex-fold-thrust systems. This study indicates that gold mineralization in Howley, Brocks Creek and Union Reefs areas is structurally controlled and three structural styles of mineralization can be identified.

The first style of mineralization is found in the Koolpin Formation at Cosmo Howley and Rising Tide and is thrust related being found as bedding-concordant quartz veins and lodes associated with thrusts. The optimum location for such mineralization appears to be where the main thrust surface changes orientation possibly because of a change in lithology/competency or the buttressing effect of normal fault planes. Ore bodies will be oriented orthogonal to the (D1a) thrust direction and plunge in the direction of the local D3 cross fold limb.

The second style of mineralization is found in the Gerowie Tuff and Burrell Creek Formations at Howley, Faded Lily, Zapopan and Union Reefs and comprises gold mineralized quartz veins associated with large amplitude anticlinal folds. These large amplitude folds would be formed by buttressing on an inverted normal fault plane (Howley Structure or Pine Creek Fault) and be associated with thick competent sills of Zamu Dolerite or beds of greywacke inter-bedded with less-competent tuffs and meta-pelites. Such folds would propagate backwards away from the buttressing fault plane, the fold nearest the buttress being the oldest and largest, which would act as the optimum location for mineralization by fluids migrating up the fault plane. Ore bodies would form parallel to the D1b fold axis and plunge in the direction of the local D3 cross fold limb.

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December 2015	Northern Territory Property

The third style of mineralization is found on the Gerowie/Mount Bonnie contact at Mottrams and in the Burrell Creek Formation at Union Reefs. The third style is shear zone related where an inverted normal fault is reactivated as a strike slip fault and mineralizing fluids migrate up the fault zone. Optimum mineralization will be in areas of transtension (sinistral stepovers) with good competency contrasts and a good reductant (e.g. graphite – though the graphite may itself be a product of methane migration up the shear zone) that is where the shear has a releasing bend (e.g. Crosscourse). Ore bodies would form parallel to the local D2 fold axes, orthogonal to the shear direction with a plunge related to the local D3 cross fold orientation.

In all these styles, previously existing structures (rift-related normal and transfer faults) play an important role in localizing the mineralized structures.

Sedimentology and Volcanology

This evolution from subaerial through shallow marine to deep marine sediments accompanied by bimodal volcanism suggests of the opening of an intra-cratonic rift system accompanied by a marine transgression. The Koolpin meta-pelites and BIFs are thought to be shallow lagoonal sediments. The Gerowie Tuffs are thought to be the products of repeated subaqueous eruption of felsic magmas into shallow water similar to the Bergslagen area in Sweden. A gradual change to more mafic volcanism occurred towards the top contact with the overlying shallow marine Mount Bonnie Formation clastics. At this contact syn-volcanic VMS-style mineralization can be expected at favorable locations (Iron Blow). The Burrell Creek Formation comprises deep water turbidites with thick greywackes and slates.

Structural Geology

The structural evolution of the Pine Creek Belt in the Howley-Pine Creek area is thought to be as follows:

  D0 – Intra-cratonic rifting and east-west extension accompanied locally by bimodal volcanism and a marine transgression. An array of normal faults, oblique and lateral transfer faults were formed.
  D1a – Basin inversion marked by east-west compression causing bedding-plane parallel thrusting and localized duplexing around fault buttresses.
  D1b – Intrusion of the Zamu Dolerites along thrust surfaces.
  D1c – Further east-west compression causing further thrust ramping and longer wavelength folding near buttressing normal fault planes and oblique ramps (Brocks Creek area) and tear faults (Hayes Creek Fault) around transfer faults.
  D2 – Clockwise rotation of compression direction to NW-SE resulting in the reactivation of the N-S striking faults as sinistral strike-slip faults/shear zones.
  D3 – Further clockwise rotation of the compression direction to a N-S direction producing low- amplitude E-W striking folds and thrusts.
  D4 – A subtle dextral reactivation of the major faults.

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  D5 – Further late E-W compression producing late brittle east-over-west and west-over -east thrusting especially in Union Reefs and conjugate strike slip fractures in Howley.

This episode of compressive structural deformation is interpreted as a phase of basin inversion during which previously extensional structures were reactivated as compressional structures.

Mineralization

The Early Proterozoic tuffs in the Bergslagen area in Sweden provide a close analogue for the Gerowie Tuffs. In the Bergslagen area subaqueous acid volcanic tuffs are associated with stratiform polymetallic tuff associated deposits (Broken Hill Type), stratabound polymetallic limestone skarn deposits and distally, BIF-associated gold deposits. The REE-bearing skarns at Basnas are nearby.

Syn-Volcanic Mineralization: Iron Blow in the Pine Creek Belt probably represents polymetallic syn-volcanic mineralization i.e. a VMS-type deposit, which would explain the high silver-gold ratio. The deposit needs to examined in more detail and alteration and volcanic facies mapped.

Skarn Mineralization: The mineral assemblage (diopside-garnet-calcite) at Rising Tide suggests that it could be a skarn though the gold mineralization there is not thought to be skarn related but is probably much later. The presence of this skarn coupled with the anomalous REE content of the Burnside Granite suggests that Rising Tide may have enhanced REE mineralization.

Gold Mineralization: Three structural styles of gold mineralization have so far been identified:

  Thrust related gold mineralization found as bedding-concordant quartz veins and lodes associated with thrusts in the Koolpin Formation at Cosmo Howley and Rising Tide.
  Quartz saddle-reefs and veins associated with large amplitude anticlinal folds in the Gerowie Tuff and Burrell Creek Formations at Howley, Faded Lily, Zapopan and Union Reefs.
  Shear zone related gold mineralization where an inverted normal fault is reactivated as a strike slip fault and mineralizing fluids migrate up the fault zone especially in zones of transtension, e.g. Crosscourse in Union Reefs.

All of these structures appear to be directly related to pre-existing structures and result from the buttressing effect of earlier rift-related normal faults.

The plunge of the ore bodies can be directly related to the plunge of lineations, fold axes and boudins.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Star of the North
Bons Rush
Woolwonga
Bridge Creek
Brocks Creek
Iron Blow
Cosmo Deeps
Elizabeth
International
DARWIN
JABIRU
ADELAIDE RIVER
PINE CREEK
KATHERINE
Newmarket Gold
Pine Creek Orogen
Structural Interp on TMI
11 March 2016
GDA94
Legend
Deposits
Primary Faults
Primary Faults Inferred
Hayes Creek Faults
Hayes Creek Faults Inferred
0
4.5
9
Kilometres

FIGURE 8-2 PINE CREEK OROGEN STRUCTURAL INTERPRETATION

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December 2015	Northern Territory Property

8.3	COSMO MINE MODELS

There have been significant advances to the structural understanding of the Cosmo-Howley area over the past five years since underground mining commenced at the Cosmo Mine. (Note; local Cosmo Mine Grid is used in this discussion).

The Cosmo deposit is hosted by a folded anticline with numerous limb parallel faults and major east west crosscutting faults, which have recently been concluded to roll across the Cosmo Anticline nose and splay into major limb parallel north-south faults. In addition, a series of northwest orientated faults and fault-splays are appreciated as locally important to gold mineralization along with internal accommodation structures, which are less well understood.

There are five known distinctive styles of faulting identified within the Cosmo Mine. The majority of these have been demonstrated to have an impact to the Cosmo East Limb and associated gold mineralization;

  Approximately east-west crosscutting faults that cut the entire folded package (including dolerite) with offsets in the scale of tens of meters. These faults are moderate to steep dipping, predominantly towards the north. Thrust faulting has been interpreted along these fault planes and there is evidence these faults are late relative to the northwest striking cross faults;
  Northwest striking faults that appear to crosscut the entire folded stratigraphy. These have been identified on both the footwall and hangingwall of the Cosmo Mine. These faults are sub vertical with up to 30m of strike slip dextral movement. Exploration in 2015 has suggested that these faults repeat somewhat periodically away from the mine to the north;
  North-south striking faults that crosscut the stratigraphy, mainly identified on the Western Limb. Evidence exists that these can roll and flatten away, and are higher from the anticline axis;
  Limb sub- parallel faults that offset and thrust repeat the mineralization package with minor displacements of several meters; and
  Possible flat to shallow-dipping faults identified within the Zamu Dolerite, and western hangingwall dolerites that are possibly confined to dolerites as a means to accommodate deformation during folding and thrusting. Also, there are flat dipping faults within the sedimentary package that appear to be associated with the thrusting event.
8.3.1 COSMO MINE EAST-WEST FAULTS

The most important east-west fault currently identified in the Cosmo System is the F1 Fault. The F1 Fault is a thrust fault with a southeast strike slip movement of the hangingwall. The total up thrust displacement is currently interpreted to be approximately one hundred meters, but the east-west displacement is tens of meters. The movement was estimated by correlating a distinct strike change in the lodes in the footwall and the hangingwall. The F1 Fault divides the Cosmo system into two domains, the Footwall Domain and the Hangingwall Domain. The highest grade mineralization on the 100 Lode plunges parallel to and within 120m of the footwall of the F1 Fault (see Figure 8-3). This fault postdates mineralization.

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Previous reports have described a second major east-west fault at Cosmo Mine, identified as the F3 Fault. This fault was interpreted from a single fault exposure in the southeast corner of the Phantom open pit and four diamond drill holes. Underground diamond drilling of the Inner Metasediments, targeting the Lantern gold mineralization do not support the interpretation of the F3 Fault.

8.3.2 COSMO MINE NORTHWEST STRIKING FAULTS

The F9 and F8 Faults are significant northwest structures, which crosscut the Eastern Limb of the Cosmo deposit (J. Miller 2014) (See Figure 8-4). The F9 Fault can be traced from the footwall of the Eastern Limb through and into the hangingwall, where it is displaced by approximately 100m by the F1 Fault. This fault can be observed on the western high wall of the pit as a sub-vertical fault with up to 30m of dextral strike slip movement. Both faults predate the F1 thrust fault and although being un-mineralized, empirical evidence shows a spatial relationship with higher gold grades in the adjacent Eastern Lodes (e.g. F8 Fault & 300 Lode). (J. Miller 2014).

A further northwest cross fault is suggested from drilling data to the north of F9 Fault, beyond the present Sliver mineral resource model. Further drilling in 2016 will aid in further identification of this newly proposed fault and the potential for similar elevations in gold grade and mineral resource thickness as within the Eastern Lodes mined to date.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

CP023
Surface holes
Phantom Pit
Cosmo Open Pit
Phantom Dolerite
Sliver existing
Resource Model
New cross fault
Sliver surface
drill target
(2200N section)
Cosmo Deeps
Underground Mine
Lantern
Target
F1 Fault
Conceptual Sliver
access & drill drive
F8 Fault
wedge
Mine Design
625 Access
F9 Fault
wedge
Western Lode
Main Shoot
MINE GRID NORTH
Conceptual FW lode
access &
level development
Lode 300
Eastern Lode FW
(Cosmo Deeps)
LEGEND
Mineralisation target type
Conceptual
Target
Confident target (confirmed mineralisation)
Folded Dolerite
Cross Fault
Mined ore + Reserves
Cosmo Mine Growth Targets
& Conceptual Further Development
(Oblique Longitudinal Section)
NewmarketGold

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8.3.3 COSMO MINE NORTH-SOUTH STRIKING FAULTS

A large north-south striking fault has been identified on the Western Limb of the fold hinge. This fault is known as the F2 Fault. The F2 Fault occurs immediately to the west of the 500 Lode and can be traced south to the western side of the Cosmo and Phantom open pits, and also north to the 2200N section. This large fault has a relatively uniform strike and consists of 5-20m of highly graphitic gouge and finely crushed rock. It is modelled that the western extents of the F1, F8 and F9 Faults terminate into this fault. Gold mineralization appears to be almost completely confined to the east of this normal fault, which strongly suggests it to be a major control on gold deposition. The F2 Fault is found to flatten significantly to shallow depths such as modelled in the Phantom pit, but otherwise is well defined, by diamond drilling data, to dip about 60° to the west.

8.3.4 COSMO MINE LIMB-PARALLEL STRUCTURES

In the footwall of the Eastern Limb, there are a series of limb-parallel faults. The most continuous of these faults is the F10 Fault. This is a bedding-plane fault in the Eastern Limb of the deposit, which occupies the 10 Unit, a graphitic mudstone and a zone of weakness. The F10 Fault is associated with limb-parallel deformation associated with the high strain zone on the long limb of the fold and is usually about 0.5 -2.0m in width. This shale unit is graphitic and metallurgical studies have shown it to have preg-robbing characteristics (can lower metallurgical recovery).

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The F10 Fault separates the 100 Lode from the 200 Lode. It has minor and major discontinuous northwest splays associated with changes in orientation of the dolerite and sedimentary stratigraphy. Strong shearing, significant brecciation and milled gouge zones characterize the fault.

There is evidence that the F10 Fault intersects the base of the Cosmo pit. There are also a series of other faults that can be identified on surface at the 1100mRL. These faults at surface are reflected by deeply incised and eroded slots in the Cosmo pit wall (Figure 8-6); these faults are not seen as major structures in the underground and appear to be discontinuous.

There are small 0.2 -0.5m fault splays off the main F10 Fault in the footwall that can be identified and mapped underground. These do appear to offset mineralization on the 200 and 300 Lodes.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Fault
Fault

Diamond Drill hole CP009W1 328.0m

Diamond Drill hole CP009 398.5m

F10 Fault
100 lode
200 lode
F10

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8.3.5 COSMO MINE - FLAT TO SHALLOW-DIPPING FAULTS

Underground mapping has identified a series of shallowly dipping faults with the Zamu Dolerite especially exhibiting these faults. These are relatively tight faults that are accommodation deformation structure formed during folding and thrusting.

There are several other flat dipping faults that have been identified within the Cosmo deposit. The most obvious are the north shallow dipping reverse faults that can be seen in the eastern wall and the western wall of the pit. The displacement along these faults is in the order of 5-10m (See Figure 8-9).

Within the development of the Cosmo underground a major shallowly north 10° dipping, east-west striking fault has been identified on the 875mRL level. This fault appears to be a splay off the major F1 Fault that splits the Cosmo deposit into two domains the Hangingwall and Footwall. This fault has a thickness of 1.0 -1.5m. The strike extent is currently unknown but has been identified within the Zamu Dolerite in development drives and from drilling. This fault may extend into the interior siltstones.

8.4	UNION REEFS MODELS

The Union Reefs deposit model (including Esmeralda) generally conforms and supports the Pine Creek Orogen model as outlined in Section 8.1 . Gold mineralization has been focused within two zones, (Union and Lady Alice Line at Union Reefs and Zone “A“ and Zone “B“ at Esmeralda) in the sheared axial zones of two adjacent faulted antiforms that strike NNW-SSE. At Esmeralda the northeastern “Lens A” is within 300m of the contact of the Allamber Springs Granite of the Cullen Suite and lies within the outer metamorphic aureole of the granite. It dips steeply southwest and has been significantly silicified and brecciated. Chert facies rocks are reported to coincide with the mineralized zones, which locally contain visible gold.

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Gold is generally hosted within a series of NNW-SSE striking, bedding-plane parallel quartz and quartz-tourmaline veins, with associated pyrite-sericite alteration, in an alternating slate-greywacke sequence of the Mt Bonnie Fm.

Bedding in the Esmeralda area is dominated by steep dips (>70°) towards the NE and SW, related to the tight to isoclinal NW-SE striking folding.

1.	Early bedding plane parallel SW-over-NE thrusting, which may locally have produced imbricate fans of fault bend folds where the thrusts stepped up through the stratigraphy (D1).
2.	SW-NE oriented compression tightened the D1 folds and producing new folding such as second order parasitic folds on the SW limbs of the first order folds (D2).
3.	Clockwise rotation of the shortening to W-E orientation resulting in sinistral strike-slip faulting often reactivating the now subvertical thrust planes (D3).
4.	Further clockwise rotation of the shortening direction to NW-SE producing resulting in subtle cross folding and the doubly plunging axial planes of the D2 folds (D4).
5.	Local reactivation of the strike slip faults as dextral faults (D5).
6.	Intrusion of the Allamber Springs Lobe of the Cullen Batholith resulting in the uplift of the Mount Bonnie Formation and the formation of the late fracture cleavage (D6).

The model for the structural evolution of the Esmeralda area resembles that proposed for the Union Reefs area with the exception of the early bedding plane parallel thrusting D1, which is probably present at Union Reefs but was not observed.

8.5	PINE CREEK MODELS

Gold mineralization at Pine Creek is focused on the axial zones of parallel major upright folds. The most productive is termed the Enterprise anticline; others include the less productive International-Czarina anticline. The folds plunge shallowly towards 135 degrees at around 10 degrees and the limbs dip southwest and northeast at around 65 degrees. The fold axes are sub-vertical.

The south plunging Enterprise fold exposed a well-stratified succession of alternating mudstones, nodular cherty siltstones and greywackes that has been correlated in detail throughout the Pine Creek Gold Field. To the southeast of the Enterprise Pit, N-S faulting coincides with a kink in strike that imparts a more southerly strike and seems to offset the principal fold axes in a sinistral sense. The continued southerly fold plunge takes the Mt Bonnie sequence beneath the Burrell Creek Formation in MCN 523. These lithologies have been less gold-productive in the Pine Creek field but nevertheless host several historic gold workings at the south end of the field. (Cox’s, Battery Shear/Bashi Bazouk, Eleanor, Elsinore, Kohinoor and Jensens deposits).

8.6	GOLD - URANIUM MINERALIZATION

Significant gold mineralization is associated with world-class uranium deposits, particularly in the South Alligator River region of the eastern Pine Creek Inlier. Bonanza grade gold mineralization was reported while mining high grade pitchblende mineralization in the 1950s and 1960s but since the discovery of high-grade gold mineralization associated with the Jabiluka II mineralization body in the late 1970s there has been more attention paid to this style of mineralization.

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The Jabiluka uranium-gold deposit is located 20km north of Jabiru. In 1998, North Limited reported “mineral resources”1 (non NI43-101compliant) of 19.53Mt of mineralization grading 0.46% U3O8 and a gold mineral resource (non NI43-101) of 1.1Mt at 10.7g/t Au; while these numbers are not current, they are indicative of the gold grades present (Ahmad, Wygralak and Ferenczi 2009).

Gold has also been located at the Koongarra and Ranger uranium deposits and gold and platinum group elements have also been located at Coronation Hill (Nicholson 1990)

This mineralization is characteristically associated with the Early/Middle Proterozoic unconformity surface or with late orogenic acid volcanics and sediments deposited on that surface. There is a strong structural and stratigraphic control on the mineralization and an association with ferromagnesian metasomatic alteration (chloritization, magnetitization, hematitization).

In 2009-2010 Thundelarra Exploration reports that uranium mineralization at the Thunderball deposit in the Pine Creek area appears to be shear hosted and consists of massive veins and disseminated uraninite (pitchblende). The mineralized zone is in an anticline that plunges to the north at approximately 40° and remains open down plunge.

NB: (1) The mineral resource estimate cited is sourced from the reference indicated, is believed to be a historical estimate, not prepared in accordance with currently accepted guidelines for the preparation of mineral resources and mineral reserves, may not comply with NI43-101 and is not considered by either the Authors or Newmarket Gold, as current mineral resources or mineral reserves, as the Authors have not done sufficient work to classify historical estimates as current mineral resources or mineral reserves.

8.7	POLYMETALLIC DEPOSITS

The know polymetallic deposits, which include the Iron Blow and Mount Bonnie deposits, contain inter-bedded pyritic shale, dolomitic siltstone and tuff of the Mount Bonnie Formation. They contain significant amounts of zinc, lead, copper, silver and gold.

The largest base metal mine within the Pine Creek Orogen was the Woodcutters Mine located approximately 47km southwest of the Tom’s Gully Mine. It produced 4.65Mt grading 12.3% Zn, 5.6% Pb, and 87g/t Ag from 1985-1999. It is hosted by a tight anticlinal fold within the Whites Formation (dolomitic shale). The anticline is faulted along its axis and intruded by lamprophyre dykes. Several thin, tabular, en echelon bodies of sulphides developed over a strike length of 1.4km. The deposit is considered epigenetic. There are possibilities it may be remobilized from an initial stratiform zone.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Legend
Mineral Occurrences
Copper
Silver
Lead
Zinc
PGE
Major Towns
Towns
Railway
Main Road
Fault
Archean
Palaeo-Mesoproterozoic orogens
Palaeoproterozoic granitoids and gneiss
DARWIN
NIMBUWAH DOMAIN
JABIRU
LITCHFIELD PROVINCE
PINE CREEK
KATHERINE
0
50
100
Kilometres
Newmarket Gold
NT Operations
Regional Geology and Base Metal Deposits of Pine Creek Orogen
07 March 2016
GDA94

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

9 EXPLORATION

9.1	COSMO EXPLORATION

The Cosmo Mine is currently the only operating mine for the Newmarket Gold within the Northern Territory Operations project. Ongoing geological studies and projects were undertaken in 2015 to better understand the deposit and generate predictive exploration models. Those studies, which have made substantial conclusions or prompted changed understandings, are summarized below (for additional information outside of the summary below, please review previous technical reports on the Cosmo deposit for example (Gillman, et al. 2009) and (Smith and Pridmore 2014).

Late in 2014 a visit to Cosmo Mine was made by Dr. John Miller from the Centre for Exploration Targeting (“CET”, University of Western Australia & Curtin University collaborative research unit) to define and document the controls on gold mineralization at Cosmo Deeps to generate near mine exploration targets (J. Miller 2014). A comprehensive report, presentation and new ideas were produced from Miller’s work resulting in four ‘in-mine’, and four ‘near-mine’, prioritized drill targets and recommendations to reprocess geophysical data and conduct additional targeted research projects around the mine.

Much of the exploration drilling and research conducted by Newmarket Gold in 2015 was a follow up of the initiatives suggested by Cosmo geological staff and Miller. Two return visits to the mine were made by John Miller to review the results of testing the targets he proposed. Cosmo exploration growth drill programs were conducted at (additional details can be found in Section 10.1);

  Cosmo Deeps Eastern Lodes;
  Western Lodes;
  300 Lode South;
  Lantern (Inner Metasediments to the Zamu Dolerite);
  Sliver northern extensions to 2200N (including surface diamond drilling);
  Hinge below the F1 Fault; and
  Cosmo South extensions to the Eastern Lodes adjacent to a postulated cross fault

Complimentary to the above exploration programs at Cosmo Mine was the mining of a drive at the 640RL level with purpose to provide optimal drill platforms to drill targets such as the Sliver, Hinge and Western Lodes to the deeper northern end of the underground mine.

Other exploration studies described in this section are;

  Lantern diamond core Petrographic Study by Ashley                          May 2015
  Western Lodes Review by John Miller                                                    June 2015
  Lantern (“Green Rock”) Review by John Miller                                      June 2015
  Western Lodes Structural Study by John Beeson                       November 2015
  Lantern Handheld XRF Study by Wessley Edgar                        December 2015

A key aspect of Miller’s 2014 studies was the importance of fault orientation to the northwest faults, which splay out of the eastern Cosmo limb and across the fold nose where they become discordant to bedding at encounter the F1 Fault. Miller illustrated, what the mine geologists appreciated, that gold mineralization can be elevated adjacent to the NW cross-faults and where fold hinges and adjacent fold hinges in the greywacke units occur (J. Miller 2014) & (Figure 9-1)

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Figure 9-1 is showing the importance placed on NW cross faults as a control on gold mineralization. LHS shows 3 of the 4 targets proposed in late 2014 and drill tested in 2015; 1=Western Lodes, 3=Inner Metasediments inside the western Dolerite limb (later known as “Lantern”) and 2=Cosmo South.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Figure 9-2 is a plan of the underground geology at the 920RL illustrating the bedding and fault strike of high-grade gold areas such as Hinge and fault splays (J. Miller 2014).

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Figure 9-4 illustrates the two most successful areas of new mineral resource potential;

1.

The northern down-plunge continuation of the Sliver Lode with successful surface and underground drilling programs suggesting a shallower dip to the F1 Fault and a potential new NW- striking cross fault; and

2.

The area of Inner Metasediments under the Zamu Dolerite and beneath the former producing Phantom pit. This area, known as the Lantern Target is the down-plunge continuation of mineralization mined in the Phantom open pit during the 1990’s. Circular gold intersections are 2m minimum composites using a 2.0g/t Au lower cut-off with minimum 2m internal dilution.

9.1.1 STRUCTURAL STUDIES AND 3D MODELING

With recognition that the host rocks and mineralization style within the first holes completed into the Lantern target were markedly different to that known in the Cosmo Mine mineralization, it was decided to have Dr. John Miller return to review the new holes, and to gain some petrographic understanding of the mineral assemblages found.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

9.1.1.1   Lantern Petrographic Study (Ashley, May 2015)

Paul Ashley from Petrographic and Geological Service of Armidale, NSW was contracted to prepare rock thin sections and petrographically describe three samples from hole CW101002;

Sample A	15.63m – 15.79m

Sample B	161.48m – 161.65m

Sample C	186.36m – 186.54m

and one underground hand grab Sample D of Phyllite from between the 300 Lode and 400 Lode mineralization the Cosmo Deeps (exact location undefined).

Polished thin sections (PTS) were prepared from each sample at Petrographic International Pty Ltd in Brisbane. The purpose of the investigation was to ascertain rock types (including protolith material), metamorphism and subsequently imposed retrograde alteration with aim to characterize associations with gold mineralization. Summary descriptions and interpretive report were supplied to Newmarket Gold (P. Ashley 2015) and are summarized below.

  The rock samples are interpreted to represent metamorphosed and commonly retrogressed fine grained sedimentary rocks, with samples A, B and C displaying considerable compositional banding on a scale of millimeters to centimeters that is considered to reflect original sedimentary bedding laminations.
  The metamorphic mineral assemblages in samples A and D are considered as prograde and indicative of the maximum metamorphic grade to which the protolith materials were subjected. The presence of hornblende, and of garnet (assumed to be of grossularite-almandine solid solution), along with biotite, K- feldspar and quartz in sample A, is considered to be consistent with metamorphism to amphibolite facies.
  Retrograde alteration is evident in samples A and D.
  Sample B could have a largely retrograde assemblage of carbonate (dolomite/ankerite, or siderite) and chlorite, plus quartz, and originally, disseminations and bands rich in pyrite.
  It is speculated that the present assemblages in samples B and C could be retrograde, and along with the retrogressive effects observed in samples A and D, have formed under low grade (chlorite grade) conditions, reflecting ingress of water, probable mobility of components (CO2, Na, K, Ca) and relatively high ƒO2 (stability of hematite, pyrite).
  Sample A contains considerable pyrite (estimated at 10%), in places concentrated into compositional bands. It could be largely a retrograde mineral, having replaced formerly abundant metamorphic pyrrhotite. Similarly in sample D, disseminated pyrrhotite was part of the prograde metamorphic assemblage, but in domains of this rock that show retrograde alteration of silicates, all pyrrhotite has been replaced by fine grained pyrite. It is considered likely that a sulfide phase (pyrite and/or pyrrhotite) was originally present in sample B (along with a trace of chalcopyrite), as disseminations in carbonate-rich bands. However, almost all sulfides were replaced by goethite and/or hematite, due to probable (potentially deep) supergene oxidation.
  There is no other indication of mineralization in the samples, e.g. significant epigenetic veining.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Some geologists are skeptical that supergene processes related to near-surface meteoric ground waters has caused the distinctive hematite and associated retrograde mineral assemblages across the inner metasediments. The diamond core from Lantern is more than 150m below surface and shows little evidence of fracture oxidation.

Further petrographic and other alteration characterization studies are warranted and planned for 2016.

9.1.1.2   Western Lodes Review (Miller, June 2015)

Dr. John Miller revisited Cosmo Mine site when the second phase of drilling into the Western Lodes target was nearing completion. Six holes with full results including assay information were available and a seventh in progress. A wireframe with the new drill results was generated and drill density gaps with gold potential identified. Recommendations from this review are;

  Best intersections for the upper holes (CW69003 & CW69005) were not within the PMC contact but higher up the hole (we now know that these are closer to the F1 Fault as it was interpreted by Beeson & Edgar);
  Major bedding strike changes observed;
  The F2 Fault will truncate the Western Lodes at some point and the offset on this fault is not constrained;
  The prospect requires additional drilling to 50m spacing;
  Structural re-logging in detail is required to generate a 3D structural model;
  Need to assess the relationship between strike of the stratigraphy and high gold grades across the western Cosmo Anticline flank;
  The Western Lodes have a very similar structural pattern to the western limb as geologically mapped and interpreted for the Cosmo open pit, with the NE-trending strike to the stratigraphy and gold lodes not optimal for continuous mineralization; and
  Suggestion that the gold potential will be truncated to the south of hole CW69006 (un- proven/tested to date).

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

9.1.1.3Western Lodes Structural Study (Beeson, November 2015)

In October 2015, Dr. John Beeson from Geoscience Now Pty Ltd conducted a structural study and review of the Cosmo Western Lode mineralization. The study aimed to develop a more detailed structural interpretation of Western Lode using diamond drill data. Wessley Edgar of Mining Employment Services assisted with structural logging and integrated the results of structural logging with other geological data in order to develop a 3D geological model of the Western Lode.

Below is a summary of the work completed by Beeson and Edgar (Beeson 2015) during late 2015;

1.	Structural logging of mineralized intervals and adjacent intervals intersected in diamond core through Western Lode (16 diamond holes on five drill sections).

2.	Visualized existing drill data and wire frames in 2D and 3D (Micromine software).

3.	Interpreted structural features (faults, major contacts, folds) and gold mineralized domains.

4.	Constructed a preliminary 3D interpretation of the Western Lode geology and gold distribution.

5.

Produced synthesis figures illustrating the interpreted shoot-like nature of mineralized domains and their relationship to key geological features, as well as the relationship between the F1 and F2 Faults.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

The mineralization intersected in the Western Lode appears to be hosted in one or more tabular, plunging, shoot-like bodies oriented sub-parallel to the hinge of the Cosmo-Howley Anticline. These bodies may link between drill sections along fold limbs, following the sigmoidal geometry of the folded nodular greywacke host sequence located in the footwall of the F1 Fault. Some potential gaps are apparent in the existing drill coverage that may warrant consideration for infill drilling. The F2 Fault appears to be a key master structure developed along the western limb of the Cosmo-Howley Anticline. The F1 Fault appears to be a fault splay localized in the footwall of the F2 Fault.

This study of the Western Lode system recognizes the structural controls on gold mineralization and associated veining related to folding and faulting as outlined in the 2014 technical report (Smith and Edwards 2015). Fold plunge, together with proximity of the host nodular greywacke unit to fault zones such as the F1 and F10 Faults, appear to be a significant influence on mineralization and vein development in the host nodular greywacke sequence. Gold mineralization in the Western Lode is associated with arsenopyrite, both as fine to medium grained disseminations along arsenopyrite-bearing quartz-carbonate-sulfide veins, and crystal aggregates concentrated around the margins of silica nodules in the host greywacke. Multi-stage syn- and post-mineralization veining is evident in the Western Lode. Broadly, syn-mineralization quartz-carbonate-sulfide tensile and shear veins formed in various orientations commonly show a spatial association with gold mineralization. The selvedges of quartz-carbonate-sulfide veins typically host relatively higher-grade gold mineralization than the veins. A penetrative structural fabric is locally developed in the Western Lode host sequence, oriented approximately axial planar to the Cosmo Anticline. Locally, this fabric has been crenulated, mostly in proximity to late veins.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Figure 9-7 displays major structural features and surfaces are annotated on the oblique view and structural data measurements are shown as apparent dips and strikes (black = bedding measurements; red = vein measurements). The northern and central mineralized domains probably join into a single continuous mineralized domain thus representing a sigmoidal mineralized volume enclosed within the folded nodular greywacke. A third domain of mineralization is evident on one of the more southerly drill sections and may also connect through the folded greywacke sequence to the mineralization intersected on the central and northern drill sections.

Lantern Exploration Targets (Inner Zamu Dolerite Meta-sediments)

The Lantern exploration target, previously named the Inner Metasediments Target, is located down plunge of the previously mined Phantom open pit. The target was proposed in 2014 to test between prospective results in two existing surface drill holes the results of which are 340m apart. The drill intersections are located close to the Inner Sediment Contact with the Zamu Dolerite on the western limb of the Cosmo Anticline (Figure 9-9).

An initial phase of drilling consisting of 2 holes were drilled in the first half 2015 to evenly bisect the existing results in hole CP009W1 (2.14m @ 8.34g/t Au) and hole PHP0001 (8.6m @ 5.14g/t Au) a small distance inside the Zamu Dolerite limb contact. Not unexpectedly both holes encountered strong gold grades (see Table 9-1) just 10m to 25m from their drill collars and with continued similar intersections in the 2nd Phase of diamond drilling this cluster of gold results became known as the 700 Lode and was the focus of both underground trial mining and subsequent drill program, which is in progress (2016). The equivalent stratigraphic Zamu Dolerite contact on the eastern flank of the Cosmo Anticline intersects the main decline development where it has been demonstrated to contain sporadic gold mineralization within adjacent metasediments (see Figure 9-12).

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Of greater possible economic significance from the 1st Phase drilling was the highly hematite-sericite-chlorite altered fine grained metasediments central to the core of the Cosmo Anticline, which contained high gold grade drill results. Best results at that time included 6.15m @ 6.79g/t Au, 22.75m @ 4.27g/t Au and 13.7m @ 4.44g/t Au in hole CW101002 (Table 9-1).

The mineralization in hole CW101002 was recognized as not typical for the Cosmo area occurring as an isoclinal folded horizon, fine grained metasediments, which appears as a strongly green color owing to the chlorite + sericite +/- carbonate alteration and regions of intense hematite alteration. Sulphides present are generally pyrite but are of modest quantities compared to gold bearing greywackes within the main Cosmo mineralization.

Lantern (“Green Rock”) Review (Millar, June 2015)

In June 2015 John Miller conducted a short study of the initial Lantern area drill results. This work characterized the gold and alteration styles found and developed an excellent cross section structural interpretation for the anomalous hole CW101002 drill core (Miller, 2015b).

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

All of the holes drilled across the Lantern target encountered gold mineralization approximately 11-13m beyond the drill collar. The host horizon of altered siltstone adjacent to a vertical dolomite bed became known as the 700 Lode and was subject to a small exploratory development sill from the 1010RL cuddy. Results of the underground mining were strong gold grades to the southern mineralization drive but lower to the northern side. It was then concluded that a steep plunge to the 700 Lode was likely and development halted until a diamond drill program could test the areas below the known mineralization at 1010RL.

This area holds good potential for additional mineral resource with past shallow drill holes containing widths up to approximately 10m and results of 6.71g/t Au over 3.95m in hole CW101003 (Table 9-1) and 4.04g/t Au over 4.7m in hole CW101002 (see Figure 9-9). These intersections are close to current development and planning has been completed on the next phase of in 2016.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Hole ID	Intercept (Down-hole widths)	Lode
CW101001A	7.54m @ 5.33g/t	Lode 700
CW101002	4.7m @ 4.04g/t	Lode 700
CW101002	3.25m @ 4.78g/t	Lantern Central
CW101002	3.3m @ 2.84g/t	Lantern Central
CW101002	6.15m @ 6.79g/t	Lantern Central
CW101002	22.75m @ 4.27g/t	Lantern Central
CW101002	13.7m @ 4.44g/t	Lantern Central
CW101003	3.95m @ 6.71g/t	Lode 700
CW101003	3m @ 2.24g/t	Lantern Central
CW101003	5.75m @ 3.86g/t	Lantern Central
CW101004	5.05m @ 3.03g/t	Lode 700

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Hole ID	Intercept (Down-hole widths)	Lode
CW101004	3.25m @ 3.18g/t	Lantern Central
CW101004	3.4m @ 2.44g/t	Lantern Central
CW101004	5.3m @ 2.15g/t	Lantern Central
CW101004	5m @ 2.43g/t	Lantern Central
CW101005	5m @ 2.43g/t	Lode 700
CW101005	4.2m @ 7.16g/t	Lantern Central
CW101006	4.65m @ 3.41g/t	Lode 700
CW101006	6.0m @ 9.64g/t	Lantern Central
CW101006	2.05m @ 7.98g/t	Lantern Central
CW101006	2.9m @ 4.37g/t	Lantern Central
CW101006	4.1m @ 6.13g/t	Lantern Central
CW101006	2.5m @ 5.36g/t	Lantern Central

TABLE 9-1 LANTERN TARGET DRILL INTERSECTION ASSAY RESULTS

Figure 9-12 shows a cross section looking NNW across the Lantern target area of inner metasediments between the folded Zamu Dolerite limbs to the Cosmo Anticline. The Cosmo & Phantom open pits are also shown, as is the Phantom Dolerite which cores the anticline and hole traces from the CW1010 Phase 2 drilling conducted in 2015. The pink to blue thematic cirles are gold in drilling 2m > 2g/t Au composite intersections.

All six diamond drill holes reviewed for Lantern were drilled in a broadly SW-plunging fan from the 1010 drill cuddy. These holes initially encountered nodular greywacke of the 700 Lode (Eastern Lode) in the top 20-30m of the hole, then drilled through a 20-30m sequence of well-foliated phyllite, with abundant sericite/chlorite poikiloblasts (pseudomorphs after cordierite), prior to encountering rocks that host the Lantern mineralization. The Lantern host rocks comprise an intercalated and folded sequence of greywacke and siltstone. Gold mineralization is associated with a prominent banded, dark green-colored alteration assemblage comprising chlorite-sericite-carbonate-pyrite (retrograde after an amphibolite-facies biotite-quartz-Kfeldspar-hornblende-garnet-tourmaline assemblage); the retrograde alteration assemblage is locally red-brown in color reflecting hematite (dominantly as pigmentation of carbonate according to (P. Ashley 2015). Examples of these rocks are shown in Figure 9-8. Domains of the chlorite-dominant assemblage alternate with pale-grey colored greywacke and siltstone that preserve the prograde amphibolite facies assemblage; these alternations reflect folding along the western limb of the Cosmo Anticline.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

The Lantern host sequence has been moderately to strongly deformed and a variety of structures are apparent, including folds, penetrative fabrics, faults, breccia zones and multi-stage veins. These structures have been logged and used to assist in interpretation of a preliminary geological cross section through the drilled area at Lantern. Key features recognized during structural logging are summarized below:

Lantern XRF Litho-Geochemical Analysis

In late 2015 a litho-geochemical study was initiated across the available 6 Lantern diamond core holes (CW1010 prefix) using a handheld Niton XRF analyzer. Approximately 810 XRF analyses were made across the 6 holes to obtain a suite of 38 elements. This data was then merged with geological logging information to extract the fire assay gold grades, logged lithology and alteration present for each XRF data record. The analyses were deliberately made on the least altered portions of the core samples, avoiding veining and other irregular features, which may cause spurious results. The purpose was to see if the Lantern Sequence could be characterized and specific stratigraphic horizons most prospective for gold could be identified.

Graphical results of this work are presented in Figure 9-13.

Areas of high total iron are only temporally associated with gold, and not highly correlated with the gold grades and significant intersections.

Base metals Cu, Pb and Zn do show a degree of correlation with high gold grades especially zinc in the central Lantern portion of holes. Elevated Cu, Pb and Zn values were found to be associated with the 700 Lode to a modest degree. Base metal anomalism on the western limb, which is not highly related to gold is of interest.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Lantern Conclusions & Recommendations:

Given that the Lantern target has a distinctive hematite- and ‘green’ bedded chlorite- alteration assemblage compared to the nodular greywacke + Pmc stratigraphy, which is strongly correlated with Cosmo gold mineralization, it is logical to conclude there is a strong alteration relationship to gold grades. This conclusion, however, is possibly too simplistic and not fully supported by logging and geochemical data;

  There are sections down holes where geologists have logged strong hematite or chlorite, which are devoid of gold. A relatively poor correlation between hematite and Au bears out.
  Similarly logged indicates chlorite has the greatest correlation with gold for ‘moderate intensity’ (ch=3) rather than ‘strongest intensity’ (ch=5).
  Handheld XRF data shows that areas of high total Fe are only temporally associated with gold, and not highly correlated with the gold grades and significant intersections.
  Sections of drill holes with low XRF Fe, and low- or no- logged hematite still contain significant individual gold grades and gold intersections.

These conclusions must be cautioned with the comment that narrow and imprecise handheld XRF data is not a bulk geochemical method and results are subject to high error and biased by the geologist’s selection of sites analyzed. Also the logging of hematite, chlorite, silica and carbonates is less quantitative, with inconsistency errors due to different geologists subjective logging practices.

In general terms, silicification in the presence of moderate to strong chlorite and/or hematite alteration is a good indicator of gold potential across the Inner Metasediments. Logging drill data suggests that the hematite-chlorite-silica alteration represents an alteration footprint that is broader in scale than the gold metal distribution, and so may provide a useful near-miss indicator in sparsely drilled areas close to the Cosmo Mine.

Recommendations concerning this new exploration region of the Cosmo Mine are;

  Completion of XRF analysis studies and specifically the litho-stratigraphic objective to define the most gold prospective parts of the Inner Metasediments;
  More quantitative geochemical or alteration data should be gained from the Lantern areas. This could involve using bulk sample (pulp) laboratory trace and/or whole rock chemistry, spectral analysis (Halo) or additional higher density handheld XRF data (upon most altered areas and domained for rock / alteration types);
  New logging codes be developed to identify the distinctive alteration types rather than emphasis on protolith rock types;
  Structural graphic logs be made of the Lantern area with use of orientated ½ cut core, chinagraph markings and core tray photos to capture this graphical information at time of core sampling than post the logging- sampling-assay cycle;
  Additional petrographic studies are initiated especially to determine the relationship between marly-sediments and the carbonate-silica beds, which are found across much of the Lantern stratigraphic sequence.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Footwall Fault Hinge Zone

The thrust movement associated with the F1 Fault has been estimated to be in the order of 100m. The estimated location of the Cosmo Anticline Hinge Zone (the 550 and 650 Lodes) transformed back along this thrust displacement (to the projected pre F1 Fault location) is estimated to be located in the footwall of the F1 Fault (as shown in Figure 9-15). This zone forms the Footwall Fault Hinge target. To date three drill holes have intersected this zone and the planned program will build upon these drilling intersections.

9.2	EXPLORATION PLANS FOR 2016

9.2.1 COSMO EXPLORATION 2016

An active near mine growth program of exploration is planned for 2016 at Cosmo Mine. This work is mainly drilling based but is designed to confirm the understanding as outlined above. A summation of this work is outlined below.

The continuing success of the Sliver Lode to add mineral resource down plunge and confirmation of significant Sliver gold mineralization at 2200mN make this 160m of strike a priority target for additional drilling in the first half 2016 (Figure 9-15). To facilitate suitable drill intersections and desired target accuracy an extension to the 640 drill drive is planned in Q1 2016 (Figure 9-16).

Complimenting this north mine Sliver exploration will include Eastern Lode extensions down plunge from the 640 (extended) and 840 drill drives underground platforms. Known as the Cosmo Deeps series of drill programs this area is expected to add substantial mineral resources and mine life to the Cosmo mining operation in 2016.

The Hinge mineralization below the F1 Fault can be drilled as a secondary target in many of the Sliver drill holes and is expected to provide a number of small to modest, yet possibly high-grade short-term mineral resource targets.

Other exploration drill programs will test the Western Lodes and emerging Lantern area targets.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

CP023
Surface holes
Phantom Pit
Cosmo Open Pit
Phantom Dolerite
Silver Resource Model
F11 Fault wedge
Silver surface drill target (2200N section)
Lantern Target
Silver Target
F1 Fault
Eastern Lodes Targets (Cosmo FW Deeps)
F8 Fault wedge
F9 Fault wedge
MINE GRID NORTH
LEGEND
Mineralisation target type
Conceptual
Target
Folded Dolerite
Cosmo Mine Growth Targets
(Oblique Longitudinal Section)
NewmarketGold

640 Drill drive extension
840 Drill drive
640 Drill drive
F2 FAULT
F2 FAULT
F1 FAULT
Zeta Dolerite
Lantern Target
Phantom Open Pit
Lode 100
Silver (Lode 101)
Silver Target
MINE GRID NORTH
Cosmo Open Pit
Legend
Mineralisation target type
Conceptual
Target
Newmarket Gold
Plan showing
Cosmo Mine 640 Drill Drive Extension

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

9.3	UNION REEFS AREA

Historical exploration activity is summarized in Section 7.3 of this report. The exploration work completed by Crocodile Gold/Newmarket Gold relates to improving the geological understanding. This information is outlined below.

9.3.1 ELIZABETH MINE AREA

In 2012 Crocodile Gold elected to selectively look at some of its gold assets in the Union Reefs area to ultimately determine if some of them required additional work to determine their potential economic viability. The Elizabeth Mine was chosen for further study due to the high-grade nature of past production and its proximity to the Unions Reefs mill facility.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

R.M. Biddlecombe (1985) (Biddlecombe 1985) estimated a possible mineral resource volume of approximately 300,000t of material grading 8g/t Au and 25g/t Ag based on an unsubstantiated outline of mineralization displayed in Figure 9-18. Without further drilling and confirmation at depth there is no reason to believe this mineralization may be present (NB1). An apparent examination of the old underground workings by Biddlecombe indicated everything within 30m of surface has been mined out. The Author has noted that there is evidence of open stopes at surface.

NB: (1) The mineral resource estimate cited is sourced from the reference indicated, is believed to be a historical estimate, not prepared in accordance with currently accepted guidelines for the preparation of mineral resources and mineral reserves, may not comply with NI43-101 and is not considered by either the Authors or Newmarket Gold, as current mineral resources or mineral reserves, as the Authors have not done sufficient work to classify historical estimates as current mineral resources or mineral reserves.

The historic workings at Elizabeth are centered on narrow 1 to 2m wide steeply east dipping shear hosted quartz veins near the interpreted western margin of the Pine Creek Shear Zone. The old workings occur over two NW striking ridges that are cut by the McKinlay River with the northern ridge having been subjected to more extensive historical mining activity.

During the period 1875-1897 the Elizabeth Mine reportably produced 3,450oz of gold averaging about one ounce per tonne (Stuart-Smith P.G. 1993). The down dip and plunge potential of mineralization is largely untested.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

ID	Easting	Northing	Type	Location
EL-01	797694	8489289	chloritic slate with qtz	dump N most shaft, central workings
EL-02	797713	8489226	Qtz with chloritic slate	dump central workings
EL-03	797721	8489140	chlorite, sericite altered bedrock	shaft dump E of central workings
EL-04	797715	8489139	gossan like oxidized qtz with bedrock	shaft dump E of central workings
EL-05	797710	8489140	sericitic bedrock with trace qtz	shaft dump E of central workings
EL-06	797820	8489156	Qtz with altered slate and greywacke	dump next to E most shaft, workings
EL-07	797880	8488981	massive oxide coated qtz incl asp	dump Schoolteachers Adit
EL-08	797885	8488973	massive qtz incl asp, ch se altered bedrock	dump Schoolteachers Adit
EL-09	797885	8488973	qtz with weathered ch se bedrock	dump Schoolteachers Adit
EL-10	798333	8488251	fe qtz with altered bedrock	Chinese workings, high Au area
EL-11	798270	8488244	Qtz with silicified greywacke	Chinese workings, high Au area
EL-12	798114	8488302	moderately oxidized qtz with si greywacke	Chinese workings, high Au area

TABLE 9-2 ROCK CHIP SAMPLING INFORMATION FOR ELIZABETH

Sample	Au	Ag	Al	As	Ba	Be	Bi	Ca	Cu	Fe	Mn	P	Pb	S	Sb	Zn
Description	pp m	pp m	%	ppm	pp m	pp m	pp m	%	pp m	%	ppm	pp m	pp m	%	pp m	pp m
EL-01	0.01	3.5	0.62	89	230	1.3	<2	0.06	98	12. 7	16550	300	2050	<0.01	17	1600
EL-02	0.01	3.1	1.04	60	60	0.7	3	0.02	283	3.52	523	240	415	<0.01	126	683
EL-03	<0.01	0.3	3.38	55	90	0.9	<2	0.67	12	6.07	1245	790	23	<0.01	7	132
EL-04	0.07	3.1	0.33	940	40	<0.5	<2	0.01	27	1.5	199	90	307	<0.01	31	119
EL-05	0.1	5.4	0.72	1110	60	0.6	<2	0.01	47	1.8 2	41	160	1015	<0.01	41	125
EL-06	2.72	10.8	0.73	563	70	1	<2	0.02	107	5.1	4230	290	594	<0.01	42	749
EL-07	15.2	11.8	0.4	>10000	50	<0.5	4	0.29	424	2.81	109	870	6530	0.34	89	285
EL-08	0.03	1.2	0.56	574	50	0.5	<2	0.01	16	1.5 8	108	270	359	<0.01	9	130
EL-09	8.57	23.8	0.12	>10000	30	<0.5	5	0.01	111	5.9 2	98	280	2660	0.11	149	37
EL-10	0.05	<0.2	0.14	373	20	<0.5	<2	0.01	37	9.8	4270	120	255	<0.01	5	233
EL-11	<0.0 1	0.4	0.48	116	30	<0.5	<2	0.01	8	2.17	158	160	52	<0.01	4	28
EL-12	0.18	0.3	0.46	1250	180	<0.5	2	0.02	12	6.4 6	155	400	181	<0.01	21	48

TABLE 9-3 ROCK CHIP SAMPLING ANALYTICAL RESULTS FOR ELIZABETH

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Elizabeth
Lady Alice
Prospect
Crosscourse
Gas Pipeline
Millars
Esmeralda B
Esmeralda
Caroline
DARWIN
JABIRU
ADELAIDE RIVER
PINE CREEK
KATHERINE
Newmarket Gold
Elizabeth to Esmeralda
Magnetics RTP Filt2
04 March 2016
MGA94 Z52
Legend
Lead Deposits
Gold Deposits
ML Granted
EL Granted
0
2.5
5
Kilometres
8485000
8480000

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

9.3.2 STRUCTURAL STUDIES AND 3D MODELING

Esmeralda and Caroline (collectively under ML27999) and on the Mary River Pastoral Lease covers approximately 834 hectares and are situated 170km southeast of Darwin and 8km northeast of Pine Creek (Figure 9-20.) (J. Shaw 2005). It is located 6km down strike (southeast) of the Union Reefs processing facility. Underlying lithologies belong to the Mount Bonnie Formation. Mineralization has previously been described as being hosted within anticlinal shears and subsidiary fault splays in Zone A with anticlinal shears, analogous to the southern Union Reefs mineralization style within Zone B.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Mapping Program - 2014

Crocodile Gold commissioned W.P. Karpeta of Bastillion Pty Ltd to conduct a mapping project over the Esmeralda project area for six weeks from April 15, 2014 to May 25, 2014.

The Esmeralda Area has three main areas of gold mineralization, Esmeralda A, B and C, together with a single known base metal occurrence, Caroline.

The aim of the mapping exercise was to establish the distribution and geometry of the mineralization in areas A, B and C (Caroline South). Grab samples were taken of key rock types during the mapping field work. The results of the mapping exercise were as follows:

Sedimentology & Palaeovolcanology

Five lithofacies (Lithofacies A to E) have been identified in the Mount Bonnie Formation in the Esmeralda area; slates, greywackes, cherts & massive and banded siliceous rocks. These are thought to represent a shallow, mostly muddy marine shelf environment (slates and greywackes) influenced by occasional submarine felsic volcanic eruptions (cherts, massive and banded siliceous rocks). These felsic volcanic systems may have produced VMS deposits, which could have had low-grade gold mineralization (~0.1g/t) that was remobilized during regional and/or thermal metamorphism and concentrated in suitable sites. The mechanism appears to be quite common elsewhere in the world.

Intrusives

A single example of an aplitic sill, 5cm thick, was seen in the Esmeralda A area in a greywacke/slate sequence approximately 100m away from the granite/sediment contact. This may be associated with the Allamber Springs Granite.

A deeply weathered, NW-SE striking 5m thick dolerite dyke was seen in the road cut in the southern part of Esmeralda and another deeply weathered NW-SE striking 2m thick dolerite dyke was seen in an old trench just north of the Caroline area. These may represent strike continuations of the same intrusive and can be traced from aeromagnetic results. They may represent Zamu type dolerites. Two other thin (<1m) NW-SE striking lamprophyric dykes were seen in the Esmeralda A area and south of Caroline Hill.

The large irregular intrusive body of the Allamber Springs Lobe of the Cullen Batholith marks the eastern boundary of the Esmeralda area. Its intrusion has hornfelsed the sediments in contact with it.

Structure

Bedding in the Esmeralda area is dominated by steep dips (>70°) towards the NE and SW, related to the tight to isoclinal NW-SE striking folding. Younging directions marked by graded bedding and ripple marks were observed on bedding planes enabling the fold facing to be ascertained and indicating that the western limbs of the major anticlines are mostly the right way up and the eastern limbs are overturned.

At least three foliations/cleavages have been observed, an earlier axial planar cleavage dipping steeply SW associated with the tight NW-SE striking folds, a NW-SE zonal anastomosing shear foliation associated with the strike-slip faulting and a later cross-cutting moderately eastward dipping fracture cleavage possibly associated with the Allamber Springs Granite intrusion.

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December 2015	Northern Territory Property

Three phases of folding were seen in the Esmeralda area, an early steeply plunging, asymmetric set of folds confined to Lithofacies E, interpreted as flow folds in felsitic lava flows, a subsequent upright, shallow plunging tight fold set formed under NESW compression and a later set of tight steeply plunging small scale folds associated with sinistral and occasionally dextral shear zones.

Early bedding plane parallel thrusting can be seen in the Esmeralda area marked by small duplexes with northeastwards vergences suggesting an early SW-over-NE thrusting event. This early thrusting may have been responsible for the initial folding of the rocks whereas later thrusting resulted in the displacement of fold axes to the NE, as at Esmeralda A.

NW-SE and NE-SW striking shear zones are found in the Esmeralda area marked by shear foliation, asymmetrical, steeply plunging folds and sulphide-mineralized brecciation in greywackes. A dominant early sinistral but subordinate later dextral sense of movement is indicated.

Several generations of quartz veins have been encountered: early barren, massive, white quartz veins, then subsequent barren, sheared white quartz veins and finally late massive and brecciated auriferous grey quartz -tourmaline veins. The early massive white quartz veins appear to represent saddle reefs on the culminations of second order upright folds (F2) of the D2 deformational event. The sheared quartz veins occur within and between the sinistral shear zones of the D3 deformational event. The late massive gold bearing quartz tourmaline veins are also found within and between the sinistral shear zones of the D3 deformational event but closer to the granite. Despite their differing parageneses, all these quartz vein generations appear to be parallel to bedding.

Mineralization and Alteration

Five alteration types were noted during mapping comprising silica, epidote, chlorite, tourmaline, and sericite.

Silica alteration involves the silicification of the massive and banded siliceous lithologies (Lithofacies D and E) and the country rocks around the quartz veins. The former is probably due to seafloor early diagenetic alteration/remobilization of silica in felsic volcanic rocks.

Pyrite alteration occurs in two settings: as randomly distributed euhedral-subhedral cubes up to 20mm across in the massive and banded siliceous lithologies (Lithofacies D and E) and as disseminated anhedral aggregates around quartz veins and in altered/sheared greywackes. The former may be due to early propylitic alteration and the latter due to alteration by regional and/or thermal metamorphic fluids.

Epidote alteration comprising irregular fine-grained patches of epidote was noted in the massive and banded siliceous lithologies (Lithofacies D and E), especially near the thicker developments of these lithologies. This alteration is possibly related to propylitic alteration produced by the migration of Fe- and S-bearing hydrothermal fluids.

Chlorite alteration was again noted in the massive and banded siliceous lithologies (Lithofacies D and E) associated with epidote-pyrite alteration.

Fine needles and rosettes of black tourmaline are found in the auriferous quartz veins at Esmeralda A but are rarer elsewhere in the meta-sedimentary rocks at Esmeralda.

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December 2015	Northern Territory Property

Sericite alteration comprising irregular disseminated books of sericite is found mainly around shears and quartz veins associated with pyrite and tourmaline alteration especially in greywackes.

Metamorphism of the rocks in the Esmeralda area has resulted in two types of metamorphic alteration, an earlier regional metamorphism and a later thermal metamorphism. The regional metamorphism is generally Upper Greenschist with the formation of biotite, chlorite, andalusite and garnet in the shales. The Zamu Dolerites also show Upper Greenschist metamorphism with the formation of amphibole, chlorite, sericite, biotite and albite. The thermal metamorphism associated with the intrusion of the Allamber Springs Granite has resulted in the formation of garnet, amphibolite and cordierite in a sillimanite to hornblende- hornfels 300m wide around the granite.

Gold Mineralization

Gold mineralization was detected in four areas, the already drilled Esmeralda A and B areas, an area of shearing south of Caroline (Esmeralda C) indicated by geochemical anomalies and rock chip samples and an area to the NW of Esmeralda A and to the NE of Esmeralda B (here termed Esmeralda D). Base metal mineralization has been noted at Caroline. The gold mineralization in Esmeralda A occurs in a series of NNW-SSE striking, bedding plane parallel quartz-tourmaline veins associated with pyrite-sericite alteration in a sequence of alternating slates and greywackes. The extent of this gold mineralized vein system is governed by a WNW-ESE striking cross fault to the north and the hornfelsed aureole of the Allamber Granite to the south. The gold mineralization at Esmeralda B again occurs in a series of NNW-SSE striking, bedding-plane parallel quartz veins in an alternating slate/greywacke sequence. This mineralization appears to be cut off to the north by the same WNW-ESE striking cross fault. The southern end of Esmeralda B is not constrained but disappears under a cover of siliceous rubble towards Caroline Hill. The gold mineralization at Esmeralda C occurs in a NNW-SSE striking sinistral 5m wide shear zone cutting through a 20m thick greywacke unit and is limited by cross faulting to the north but is unconstrained to the south. The gold mineralization at Esmeralda D was located by chip sampling (up to 0.3g/t Au) and comprises alteration in the culmination of a major NNW-SSE striking anticline. It is cut off to the south by the same WNW-ESE striking cross fault as Esmeralda A but is unconstrained to the north.

The base metal prospect at Caroline has been looked at in the field and comprises massive sulphides in an epidote-chlorite altered brecciated siliceous bed (Lithofacies D). It is thought to represent a poorly developed VMS body and may indicate that other better developed VMS bodies may be in the area. Some gold mineralization is also present.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Legend
Structural
Fault
Fault Aporoximate
Anticline
Syncline
Geology
Alluvium
Brecciated Greywacke
Chert
Ferricrete
Granite
Greywacke
Hornfels
Massive Quartz
Rubble
Silicified Slate, Laminated BIF
Slate, Shale
Newmarket Gold
Esmeralda
2014 Geology Mapping
04 March 2016
MGA94 Z52
Kilometres

West
Mineralization
East
D3 Cross
Fractures
F2 Fold
Granite
Esmeralda B
Esmeralda A

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Along with the structural measurements, a total of 64 grab samples were collected from the Esmeralda deposit (Figure 9-24). These samples were tested for gold at North Australian Laboratories by FA50 fire assay. The results for these samples can be viewed in Table 9-4 below.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

805000
805500
806000
806500
8478000
8477500
8477000
8476500
8476000
8475500
0.33
4.62
0.99
0.97
1.04
Esmeralda B
2.34
Esmeralda
Caroline
0.89
0.34
DARWIN
JABIRU
ADELAIDE RIVER
PINE CREEK
KATHERINE
Newmarket Gold
Esmeralda
2014 Grab Samples
03 March 2016
MGA94 Z52
Legend
Grab Samples
Au g/t
< 0.01
0.01 - 0.10
0.10 - 0.30
0.30 - 1.0
1.0 +
0
0.25
0.5
Kilometres

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Easting	Northing	Au	Easting	Northing	Au
805373.9	8477941.5	0.33	806079.0	8477487.0	0.15
805350.2	8477974.5	0.04	805988.0	8477525.0	-0.01
805339.8	8477996.1	0.13	806031.0	8477383.0	0.04
805340.5	8477995.5	0.01	806217.0	8477300.0	0.1
805537.6	8476986.8	-0.01	805395.0	8477802.0	-0.01
805563.1	8477025.4	0.22	805376.0	8477838.0	0.02
805565.7	8477023.2	0.04	805151.0	8477942.0	0.04
805661.6	8476999.8	0.08	806571.0	8476226.0	0.01
805889.9	8477538.6	-0.01	806732.0	8476090.0	0.22
805839.4	8477754.7	-0.01	807183.0	8475778.0	0.06
805802.9	8477748.2	0.01	805126.0	8477505.0	0.97
806158.0	8476654.0	-0.01	806963.0	8476089.0	0.03
806065.0	8476696.0	-0.01	806628.0	8476385.0	0.03
805314.6	8477405.1	2.34	806607.0	8476283.0	0.03
805729.9	8476940.5	0.11	805817.0	8476692.0	-0.01
805752.2	8476909.9	0.01	805820.0	8476675.0	0.1
806030.6	8476721.7	-0.01	805643.0	8476578.0	0.11
805845.0	8476925.1	0.18	805643.0	8476578.0	0.89
805207.0	8477504.0	0.17	806165.0	8476475.0	0.25
805202.0	8477499.0	1.04	806159.0	8476472.0	0.26
805085.0	8477601.0	0.09	806212.0	8476462.0	0.19
805267.0	8477448.0	0.03	806213.0	8476463.0	0.34
805222.0	8477657.0	0.01	806252.0	8476328.0	0.04
805305.0	8477565.0	-0.01	806331.0	8476443.0	-0.01
805205.2	8477233.0	0.06	806073.0	8476599.0	-0.01
805102.1	8477189.3	0.02	806314.0	8477236.0	0.11
805050.0	8477207.0	-0.01	806577.0	8477020.0	-0.01
805040.8	8477208.8	0.05	805570.0	8477849.0	-0.01
805030.3	8477242.3	-0.01	805082.0	8478093.0	-0.01
805032.0	8477550.0	0.09	805082.0	8478093.0	-0.01
805080.9	8477606.4	0.99	805082.0	8478093.0	-0.01
806205.0	8477384.0	0.19

TABLE 9-4: 2014 ESMERALDA GRAB SAMPLE RESULTS AU G/T

Historical Exploration Work and Results

Prior to the 2015 RC and diamond drill program at Esmeralda Zone A and B, Esmeralda and Caroline had 179 RC holes, three diamond tails and two diamond holes to develop an Inferred mineral resource of 1.26Mt at 1.62g/t Au with a 0.7g/t Au cutoff. This is comprised of 550,000t of oxide at 1.58g/t Au, transition of 120,000t at 1.5 -2g/t Au and a fresh mineral resource of 590,000t at 1.67g/t Au, all Inferred (NB1). Twenty eight of these holes are within the Caroline leases, down strike from Zone B and have not been historically reported in conjunction to the Esmeralda holes and are not a part of the current mineral resource.

NB: (1) The mineral resource estimate cited is sourced from the reference indicated, is believed to be a historical estimate, not prepared in accordance with currently accepted guidelines for the preparation of mineral resources and mineral reserves, may not comply with NI43-101 and is not considered by either the Authors or Newmarket Gold, as current mineral resources or mineral reserves, as the Authors have not done sufficient work to classify historical estimates as current mineral resources or mineral reserves.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Exploration over these leases is relatively mature with infill drilling within the current mineral resource and further drilling down strike of Zone B proposed to increase confidence and volume of what has been previously modeled.

No mining activities have been recorded on either Esmeralda or Caroline; however, some small workings and an in-filled shaft have been recorded at Caroline (Z. Bajwah 2007c).

The Armadeus Gas Pipeline crosses the east flank of Zone A, which has potential to effect project economics (B. Makar 2005a) (Figure 9-25).

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Geomin Exploration undertook stream sediment and follow up soil sampling and costeaning in 1968, defining the Caroline base metals anomaly (Z. Bajwah 2007c); (Butler 1991). Costean results adjacent to the old shaft included 3.64m with 5.2% Pb, 0.47% Zn and 40.3g/t Ag. Over a different anomaly a costean is reported to have intersected 1.83m with 2.9% Pb, 0.35% Zn and 102.3g/t Ag.

Cyprus established the Zone A and B deposits through a soil sampling program in 1990-1991. Zone A was found underlying a gold anomaly and Zone B underlying an arsenic anomaly. Follow up rock chip sampling confirmed the anomalies and drilling over the zones was undertaken. In 1992-1993 Cyprus undertook an IP/resistivity survey, which suggested that Zone A deposit was offset to the west at the south end and did not pass under the gas pipeline although drill results do not support this. In 1996 Acacia Resources commissioned an airborne magnetic and radiometric survey to be undertaken. From 1994 to 1999 Acacia Resources held the license to Esmeralda. Nine costeans were dug along grid northings of anomalous gold sites in 1996.

In 1997 50 RC holes and one re-entry were completed.

In 1998 Acacia Exploration Darwin completed a rock chip sampling program over potassium-altered zones between Zones A and B with no significant results.

In 1999 channel chip sampling was undertaken over a quartz tourmaline vein area with no results considered worthy of follow up from the 30 samples taken.

2000-2001 AngloGold took over Acacia Resources but did no fieldwork.

In July 2003 AngloGold closed Union Reefs and put the property up for sale; in 2004 Burnside Operations took over the leases. In 2005 Burnside Operations undertook a review of previous work done and created a work proposal for 2006.

9.4	PINE CREEK EXPLORATION

9.4.1 INTERNATIONAL DEPOSIT ENVIRONMENTAL DRILLING

Exploration activity over Pine Creek area since the mine closures and rehabilitation in the 1990’s has been very limited. Two environment assessment holes were drilled at the north end of the International pit (MLN1130) during November 2010 for the purpose of waste rock classification. The area was backfilled with waste rock after the pits closure in 1994. Five meter interval samples were collected from each hole and assayed for total sulphur, ANC (Acid Neutralizing Capacity) and NAG (Net Acid Generation). Figure 9-26 illustrates the holes drilled near the International pit.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

804750
805000
805250
8471500
8471250
8471000
8470750
8470500
Environmental Assessment Drillhole 2
Environmental Assessment Drillhole 1
DARWIN
JABIRU
ADELAIDE RIVER
PINE CREEK
KATHERINE
Newmarket Gold
Pine Creek
Environmental Assessment
Drilling 2010
03 March 2016
MGA94 Z52
0
0.1
0.2
Kilometres

FIGURE 9-26 ENVIRONMENTAL DRILLING AT INTERNATIONAL DEPOSIT

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December 2015	Northern Territory Property

The results from the test work were to be used to confirm the acid base characteristics, existing acidity, elemental composition and solubility and provide data for developing and evaluating waste rock management options for re-establishment of mining operations within the International pit.

A reconnaissance of MLN1130 was done on June 2012. Access and the state of the pits were quickly assessed.

9.5	BURNSIDE AREA EXPLORATION

9.5.1 VTEM SURVEY

In 2011 a VTEM survey was flown over five separate areas within the Property area. A total of 2,811 line kilometers were flown at 150m line spacing covering a total area of 332km2. The five areas represented different geological environments with an emphasis on the same stratigraphy that hosts the Cosmo Mine. Hosting mineralization contains significant amounts of carbonaceous material as well as pyrrhotite, both of which are conductive. The northeast Burnside area was surveyed as it was indicated that here were extensive black hydromorphic soils in this area and it was felt that in all likelihood the VTEM survey could “see through” this cover. The geophysical signatures of deposits such as the Brock Creek deposits, Woolwonga, Glencoe, Mt Bonnie, Iron Blow, Princess Louise, Bon’s Rush, Mt Ellison, Rising Tide and strike extents of Cosmo Mine were determined.

9.5.2 COSMO SOUTH

9.5.2.1  Stream Sediment Survey

In order to quickly assess a large area of approximately 50km2 to the south and west of the Cosmo Mine it was decided to carry out a stream sediment survey. The program was designed to sample significant streams at 500m intervals along their course. Contractors Arnhem Exploration, out of Tenant Creek, carried out the sample collection. They were instructed to collect a minimum of 200 grams of -75 micron material, which was sieved in the field. All sample sites were photographed. A total of 69 sites were sampled. Figure 9-27

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December 2015	Northern Territory Property

Past surveys in the region have been carried out using BLEG sampling of -2mm material but it was thought that the sulphide associated style of mineralization found at Cosmo Mine would be more suited to sampling a finer grain size material.

Samples were submitted to ALS for multi-element analysis by package Gold Au-AA21, Multi-element ME-MS41. No QA/QC standards or duplicates were submitted in the sample stream. Site variability was addressed by collecting from 4-5 sites in close proximity at any particular sample location.

The most obvious interpretation is that the survey defines the Cosmo Mine. No doubt extensive mining activity over the past century or more has contaminated a fairly large area and this likely contributes to the anomaly in Au and As and other elements. Nevertheless, the stream draining the mine area is anomalous as it should be. As one proceeds downstream it crosses the same stratigraphy that hosts the Cosmo Mine and the anomalism in Au increases indicating that this horizon is likely favorable for gold mineralization. It is a priority target for further follow-up exploration work.

The streams to the east of the stream flowing out of the Cosmo Mine area are also anomalous in gold and arsenic. They drain areas of stratigraphy that host the Cosmo Mine and are considered areas warranting further exploration.

The Liberator deposit centered at 758000E 8501200N and extending along a NW-SE strike for approximately 600-800m is defined by the stream sediment survey. This may be lower in the stratigraphic sequence or conversely it may be emplaced due to east-west thrust faulting. Further investigation is required.

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December 2015	Northern Territory Property

Streams in the western part of the survey area are outside the Newmarket Gold tenement area but are underlain by favorable Koolpin Fm stratigraphy. Gold values are generally low and no priority areas for immediate follow-up exploration work are apparent.

9.5.2.2   Geological Mapping

In 2011 David Reid, a consulting geologist, was retained by Crocodile Gold to examine the strike extents of the Cosmo Mine horizon to the south. A number of weeks were spent geological mapping and investigating airborne EM responses. Unfortunately, this work was done before the VTEM survey results were available so only the broad line spacing 2009 government survey results were available. Unfortunately, the emplacement of conductive horizons was too imprecise to allow good ground follow up.

9.5.2.3   VTEM Survey

A VTEM survey has been flown over the strike extensions of the Cosmo Mine stratigraphic horizon to determine the location of potentially favorable targets that may host similar mineralization that is found within the Cosmo deposit. The actual Cosmo deposit was not flown, as there are too many cultural effects that would mask/interfere with the deposits geophysical signature.

It is interpreted that the Cosmo deposit’s geophysical signature will be a strong EM response with a coincident magnetic signature. Both graphite and pyrrhotite are very good conductors. Pyrrhotite is usually magnetic.

The VTEM survey has defined the host Cosmo horizon over many kilometers to the southwest with responses being variable but display increased strength at flexures and intersection points. The magnetometer survey indicates that only selected parts of the conductive horizon have a coincident magnetic anomaly. Particular attention should be paid to these areas. It is interesting to note that there is a Cosmo look-a-like target at the west end of the survey area. That being what is interpreted to be a NW trending anticlinal structure.

It is interesting to note the differences between the governmental published geology map and the VTEM results. Initial interpretations would indicate that there is more Koolpin Fm stratigraphy in the area than is shown on the published geology maps.

Figure 9-28 displays the VTEM conductor axis and the Channel 42 results. The stratigraphic horizon that hosts the Cosmo Mine is clearly displayed. The conductivity is in all likelihood caused by carbonaceous material that occurs stratigraphically within the Koolpin Fm. The aeromagnetic map indicates that parts of the conductive horizon defined by the VTEM survey are also magnetic. It is interpreted this magnetism is caused by either Zamu Dolerite or pyrrhotite (or both). Both are known to occur as stratigraphic horizons within the Koolpin Fm in close proximity to the carbonaceous horizons.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Airborne radiometric data, available for the area, indicates that the VTEM conductor axis is anomalous in Uranium. Conceivably the carbonaceous material is acting as a catalyst and low quantities of uranium are being captured by this extensive horizon. The Uranium channel data provides a very good correlation with the VTEM conductor.

9.5.3 MT BONNIE EAST

Initial interpretations of the VTEM airborne data indicated a strong west dipping conductor with a direct magnetic correlation that seemed to sit in a stratigraphically similar position as the Iron Blow and Mt Bonnie deposits. Available geological maps indicated that the conductor was hosted by Gerowie tuff, lower in the sequence, but it was felt this was open to interpretation and that Mt Bonnie Fm could underlie the area. The Northern Territory Government’s mineral occurrence listing (MODAT) indicates a small copper showing (chalcopyrite, malachite) in the immediate area but a field inspection indicated only dolerite in the area. Subsequent field mapping located a small copper showing a few hundred meters to the northwest of the MODAT occurrence.

A preliminary field investigation indicated the conductor’s location to be on the western slope of a north trending ridge covered in open woodland. Regolith float on the slope was composed of slate (30%) and massive quartz (70%). The rock was determined to be in-situ massive lode quartz containing cryptocrystalline sulphide and locally strong box-works after coarse sulphides. Some areas showed accessory aphanitic permangano-jarosite gossanous precipitate with sparse box work texture and no relict sulphide. The vein strike is estimated at slightly east of MGA94 north and dipping at approximately 60 degrees to the west.

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December 2015	Northern Territory Property

Five grab samples were taken at sites along the ridge, comprising both rock types, for submission to NTEL for ICP analysis (Table 9-5).

Sample ID	MGA94 N	MGA94 E	Description	Au1	Total S	Fe	K	Ag	As	Ba	Bi	Cd
MBEX001	778351	8503357	Quartzose manganiferous jarrositic gossan	0.04	0.1	334000	450	0.15	396	27.5	3.92	<0.05
MBEX002	778348	8503354	Reef quartz with micro- sulphidic inclusions	<0.01	<0.05	7420	150	<0.05	55.5	5.7	0.22	<0.05
MBEX003	778346	8503346	Quartzose manganiferous jarrositic gossan	0.39	0.1	377000	150	0.55	640	11.7	121	<0.05
MBEX004	778365	8503300	Reef quartz with micro- sulphidic inclusions & boxwork texture	<0.01	<0.05	7000	50	0.1	12	3.75	0.88	<0.05
MBEX005	778365	8503281	Quartz boxworks	0.01	<0.05	84300	150	0.15	60.5	38	0.28	0.05

TABLE 9-5 MT BONNIE EAST GRAB SAMPLE ICP RESULTS

The Pine Creek 1:100,000 scale map sheet shows the site to be on an anticlinal fold in the Gerowie Tuff. No evidence for this was seen during the site visit. The ridge immediately to the west also had a prominent outcrop, and investigation of this showed it to be composed of dolerite, as were outcrops to the east. This agrees with the Pine Creek map sheet.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

9.5.4 MT ELLISTON EAST

The Mt Ellison East area was chosen for ground exploration work in 2011 based on an interpretation of airborne magnetic data that indicated a highly folded magnetic unit was present in the area. See Figure 9-31. Regional structural interpretations indicate that the extensive NW trending Pine Creek Shear passes through the area.

Geological mapping and prospecting in 2011 revealed the following:

“Several hills in the center of the area provide intermittent bedrock outcrops, although lower slopes are obscured by colluvium. Elsewhere the terrain is flat, with few outcrops except for quartz veins. North of 8525500 N and west of 775500 E, there is a low area with fairly abundant exposures of a mafic intrusive rock.

Except for the mafic intrusion, the region is underlain by sedimentary rocks which regional geology maps indicate belong to the Mt Bonnie Fm. (however, large areas are poorly exposed, so other rocks could occur). By far the most common lithology is phyllitic mudstone, generally well foliated, but not noticeably bedded on the scale of a hand specimen. The mudstone sometimes carries narrow quartzite inter-beds and at least one bed of banded iron formation. Along the eastern margin of the area, the siliceous sediments are fine grained and were mapped as chert.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

775000
777500
8525000
8522500
8520000
Newmarket Gold
Mt Ellison East Area
VTEM Conductors over TMI
06 March 2016
MGA94 Z52
Legend
Polarized Region
VTEM Flight Path
Surface Polarization
Strong Conductor Axes
Moderate Conductor Axes
Week Conductor Axes
0
0.5
1
Kilometres

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

The aeromagnetic data suggest the occurrence of two tight folds in the sedimentary rocks. One of these has been confirmed by mapping, but the other closure occurs in a region of little outcrop. The banded iron formation as mapped outlines a tight fold in the west central part of the area (the actual fold closure was not located, but it must occur about as shown). The chert on the eastern side of the area likely occurs in the limb of a second fold, based on magnetic data. The fold axial surfaces, and their limbs, strike north-northwest. Dips of foliation and bedding are consistently to the west-southwest, usually at 70° or more. This implies that the folds are overturned.

The largest concentration of quartz veins follows this same strike direction and is densest along the fold axis.

There were a total of 41 rock samples collected, of these, the three highest results returned 1.28g/t, 0.69g/t and 0.67g/t Au. There were a further five samples that analyzed between 0.2 and 0.4g/t Au. All of these were collected from quartz veins.

Two of the highest grade samples were collected from quartz veins in the west-central part of the area (no. 7583, 1.28g/t Au, and 7584, at 0.67g/t Au). The quartz veins from which they were collected are about 100m apart, and about on trend with each other, but from opposite sides of the banded iron formation. One other sample (ME 7554) collected from the northern vein returned only 0.03g/t Au. Box-works, hematite and traces of pyrite were reported from the anomalous samples. It should be noted that an anomalous sample result is not representative of the entire quartz vein, but only of carefully selected parts of it.

Sample 7581 (0.69g/t Au), was collected from quartz near the banded iron formation on the other limb of the fold (center of the map area). The other five samples that returned between 0.2 and 0.4g/t Au were collected from other scattered locations

One sample (no. 7592) was collected specifically from banded iron formation, but returned only 0.02g/t Au.

The map area was covered by the helicopter-borne VTEM (magnetic and electromagnetic) survey. Axes of linear magnetic anomalies, and the area of an EM anomaly, are indicated on the map.

The mafic intrusive body underlies the two magnetic anomalies in the northwest part of the map, which is the likely cause. These rocks are not magnetic in hand specimen, but such a large mafic body must have a relatively high magnetic susceptibility. The next anomaly to the east is probably underlain by the mafic intrusion as well, as there are two small exposures to the east of it.

The fold in the banded iron formation in the west-central part of the area is mirrored by a narrow magnetic anomaly. However, the anomaly is displaced to the southwest, by 50 to 200m. This may be explained by the southwest dip of the bedding and the fact that the airborne data is influenced by rocks deeper in the subsurface. Note that one dip measured on BIF was quite shallow at only 30°, although this is unusual.

Closure of the eastern fold occurs in a region of little bedrock exposure, so could not be mapped. It is believed that the intermittently magnetic cherts on the eastern side of the area occur along one limb of this fold, and that they are lateral equivalents of the banded iron formation in the western fold. The magnetics on the eastern fold may similarly be displaced to the southwest of the sub-crop of the magnetic rocks.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

There are at least two gaps in the magnetic anomaly that reflects the banded iron formation. This could be due to local facies changes in the rock. However, it may instead reflect alteration and destruction of magnetite, which would be of economic interest, particularly for gold.

There is a linear magnetic anomaly, extending almost due north-south, along UTM 776100E, between 8524200 and 8525400N. This anomaly cannot be easily explained on the basis of the mapped geology. It must be real, as it occurs on earlier aeromagnetic maps as well. Most of it occurs in an area of no bedrock exposure, but at one point it crosses a hill at an oblique angle; some rocks on the hill are magnetic, but appear to strike north-northwest. However, magnetite-bearing chert float occurs along this feature at about 776100E, 8525100 to 8525200N, in an area with no bedrock exposure; this suggests a possible explanation.

A large, sub-circular electromagnetic anomaly, about 1.2km in maximum dimension, occurs in the southern part of the map area. There is almost no bedrock exposure in this region. However, a large quartz vein in the southeast corner of the map is accompanied by graphitic mudstone. The graphitic rocks are fairly extensive there. This suggests that the EM anomaly may be caused, at least in part, by graphite.

The heart of the EM anomaly occurs in an area of little exposure, but does boast numerous quartz veins. At this very spot, the magnetic anomaly fades. It is possible that these phenomena represent an area of shearing and alteration, which may be of interest. Magnetite could have been destroyed by alteration. Graphite may be expected to occur in shear zones, and in this case would not be a detrimental factor.

Prospecting conducted during the mapping program succeeded in locating several quartz veins with anomalous levels of gold (the highest being 1.28g/t Au). Each sample is not representative of its entire quartz vein; nevertheless the results were encouraging. The rock sampling program was limited and a more detailed program would very likely locate further interesting mineralization. The three highest gold values came from quartz veins near the banded iron formation. This suggests the possibility of iron formation hosted gold veins, similar to the Lupin Mine in Canada.

Narrow magnetic anomalies in the central part of the area are caused by banded iron formation and by magnetite-bearing cherts. They coincide with a mapped fold on the ground, confirming both the existence of the fold and the correspondence of the anomaly with magnetite-bearing rocks. The anomalies are clearly displaced to the southwest of the mapped horizon of magnetic rocks; this may reflect the dip of the bedding in that direction.

Spotty magnetic anomalies in the northwest corner of the region are probably caused by the large mafic intrusion that underlies that area.

A linear, north-south magnetic anomaly that occurs along the eastern side of the map area cannot be explained on the basis of the mapped geology; most of it occurs in an area of no bedrock exposure. However, magnetite-bearing chert float occurs along it at one location.

The airborne electromagnetic anomaly in the southern part of the region occurs in a region of very poor bedrock exposure. However, one occurrence of graphitic mudstone was located on the margin of the anomaly. Therefore, the electromagnetic response may be due, at least in part, to the occurrence of graphitic rocks at depth.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

The central part of the AEM anomaly is characterized by a high density of quartz veins, and a fading of the magnetic anomaly that coincides with the iron formation. These phenomena may be caused by shearing and alteration, which would be of exploration interest. Alteration may destroy magnetite and hence, any related magnetic anomaly. Graphitic rocks in this situation would be a locus for any such shearing. Therefore the presence of graphite under these circumstances could be a positive factor in localizing gold mineralization.

The initial interpretation of the AEM data has indicated that all the responses in the area are due to surficial material. It is believed that this needs re-interpreting as some of the conductors appear to be of bedrock origin. As it currently stands the interpreted conductors seem to cross-cut the local stratigraphy. It is quite possible that several of the conductors have a bedrock source. Their strongest responses seem to occur in the area of iron formation and quartz.

Research of past work in the area revealed that Paladin and Acacia Resources had carried out work in the area in 1995 and 1996 consisting of field mapping, rock chip sampling, stream sediment sampling and soil sampling. Their soil sampling grid was extensive and covered the folded iron formation area. A reinterpretation of their results is required. The laboratory results from Paladin indicate they only analyzed for gold. Acacia indicate that they analyzed for multiple elements but only gold values were plotted. Their database needs to be obtained or re-created so that all element plots can be made.

Paladin took over 100 stream sediments from a widespread area surrounding the large Allamber Spring Granite. They analyzed for gold only on samples sieved to -200 mesh. The detection limit was 1ppb Au. Their base map indicates that large parts of the area were overlain by black soils. Their conclusions were that there were no significant anomalies defined by the survey. However, a re-interpretation indicates low order anomalism is present in the iron formation area from a cluster of stream sediment samples. Quite possibly this is as much as can be expected from areas covered with black soils.

Paladin’s soil sampling was extensive to the south and west of the Allamber Springs Granite. For the most part they sampled on lines 400m apart with samples at 40m spacing. Some lines at 200m spacing were also established. Samples were sieved to -45 mesh (-40 mesh in some instances) and were analyzed for gold with a lower detection limit of 1ppb. No statistical analysis of the results appears to have been carried out on the results. There is a low contrast between background and anomalous results, possibly due to the black soil cover.

There is no map which displays plotted gold values. There are, however, data sheets with sample numbers, UTM co-ordinates and gold values. If further work in the area is contemplated then this data should be re-entered and plotted so that basic statistical analysis can be carried out and any anomalous trends can be clearly defined.

Paladin also completed 220 RAB holes over a significant area partially underlain by banded iron formation. Again low order anomalism prevailed. It does not appear that Paladin let airborne magnetometer survey results guide them in their selection of sampling areas.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

The areas of interpreted magnetic destruction and AEM conductors need to be examined in more detail. If past soil results indicate any degree of anomalism then drilling a number of holes in the area should be considered.

Several rock chip samples from this area were collect with the results shown in Table 9-6 below. It can be seen that several samples anomalous in gold were collected. These results required follow up and it has been recommended that a more regional soil sampling campaign be conducted over this area to follow up on these results.

SampleID	East	North	Au	SampleID	East	North	Au
ME-7526	775978	8523815	<0.01	ME-7576	775938	8523920	0.02
ME-7527	775991	8523845	0.04	ME-7577	775954	8523892	0.03
ME-7528	775991	8523845	0.08	ME-7578	775854	8523946	0.02
ME-7529	775980	8523875	0.01	ME-7579	775270	8524166	0.03
ME-7530	775975	8523892	<0.01	ME-7580	775316	8524405	0.03
ME-7531	775976	8523813	0.02	ME-7581	775655	8524701	0.69
ME-7532	776129	8524173	0.03	ME-7582	775120	8524937	0.23
ME-7546	775947	8523842	0.03	ME-7583	775141	8524675	1.28
ME-7547	775947	8523842	0.36	ME-7584	775072	8524756	0.67
ME-7548	776037	8524235	0.03	ME-7585	775852	8523946	0.06
ME-7549	776171	8524373	<0.01	ME-7586	776167	8524151	0.07
ME-7550	776146	8524462	<0.01	ME-7587	776341	8524615	0.02
ME-7751	776022	8523290	0.23	ME-7588	775830	8524703	0.22
ME-7752	776022	8523290	0.01	ME-7589	775921	8525300	0.06
ME-7753	775313	8524384	0.01	ME-7590	775144	8525250	0.02
ME-7554	775082	8524746	0.03	ME-7591	775532	8525101	0.01
ME-7555	775190	8524889	0.02	ME-7592	775563	8524824	0.02
ME-7557	776147	8524123	0.02	ME-7593	775560	8524388	0.29
ME-7758	776174	8524636	0.02	ME-7594	775879	8524503	0.09
ME-7559	776175	8525182	<0.01	ME-7595	776092	8524223	0.02
				ME-7596	776343	8523695	0.07

TABLE 9-6 MT ELLISON EAST ROCK CHIP AU RESULTS IN PPM

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

775000
775500
776000
Legend
Polarized Region
Conductor Axis
BIF
Qv
Mi
S
Mi
S
Hills
BIF
Qv
Hill
8525000
8524500
8524000
8523500
Newmarket Gold
Mt Ellison East
Geology & VTEM Axis
10 March 2016
MGA94 Z52
0
0.25
0.5
Kilometres

9.5.5 VTEM ANOMALIES BLT 18, 19, 20, 21, 23, 24, 26.

These are all good quality late time, short strike length conductors that have no distinct magnetic signatures. They are possibly hosted in a regional syncline and geology mapping indicates Mt Bonnie and Burrell Creek Formations underlie the area. The area is overlain by what is now seen to be a thin layer of black hydromorphic soils that overlie residual soils. There are no distinct uranium or potassium anomalies associated with the conductors. They are quite possibly massive sulphide targets. Weak but questionable formational looking conductors to the west may be a Union Reefs type environment.

Southern Geoscience (Card 2012) modeled several of the conductors and their interpretation is as follows:

9.5.5.1   TARGETS BLT_021 AND BLT_022

These two targets lie in Block 1 of the Burnside VTEM survey. They are identified as anomalous responses in the latest VTEM channels, and appear near the eastern edge of lines 10600 and 10610. Each of the responses appears primarily on one line with a lesser (off end) expression on the adjacent line. The labeled axes of these conductors are shown in Figure 9-35 below together with the flight path and late time response profiles superimposed on a magnetic first vertical derivative image.

A re-interpretation of the VTEM conductors when directly compared with the magnetic data indicates that anomaly BLT_21 may be an extension of conductor BLT_24. Conductor BLT_18 may be a strike extent of this anomalous trend, which seems to have an association with a distinct magnetic “low”. A strong conductor located at the very east end of line 10610 needs to be investigated.

9.5.5.2   BLT_021

This target is characterized by a discrete, non-migrating response in a region of low magnetic response. The area does display some characteristics of polarized ground; however, this response does not appear to be attributable to this.

The VTEM responses shown in Figure 9-35 are the modeled response (red) and the observed response (black). Plan and section views of models BLT_021 and BLT_022 are presented in Figure 9-36.

The modeled conductor is 500S and dips at around 40° to the southeast. The model has a strike length of 215m at Azimuth 027°. It is only 40m in depth extent; so careful drill targeting will be necessary. Full model parameters are supplied in Table 9-7.

It is recommended to target this plate along line 10600, as this is where data directly over the conductor, is available making this the best-constrained part of the plate. It is also recommended that the plate be drilled 1/4 to 1/3 of the way down its depth extent. Plate parameters are provided below. The suggested intersection target for drilling is at:

  756,240mE; 8,525,525mN; 25 RL

9.5.5.3   BLT_022

This target is characterized by a discrete, non-migrating response in a region of low magnetic response. The area does display some characteristics of polarized ground; however, this response does not appear to be attributable to this.

The modeled conductor is 200S and dips at around 35° to the northwest. The model has a strike length of 215m at Azimuth 017°. It is only 55m in depth extent, so careful drill targeting will be necessary. Full model parameters are supplied in Table 9-7.

It is recommended to target this plate along line 10610, as this is where there is data directly over the conductor, making this the best-constrained part of the plate. It is also recommended that the plate be drilled 1/4 to 1/3 of the way down its depth extent.

The suggested intersection target for drilling is at:

  755905mE; 8525475mN ; 30RL

9.5.5.4   TARGETS BLT_020 AND BLT_026

These two targets lie in block 1 of the Burnside VTEM survey. They are identified as anomalous responses in the latest VTEM channels, and appear near the eastern edge of lines 10470 and 10480. Each of the responses appears primarily on one line. The labeled axes of these conductors are shown in Figure 9-37 below together with the flight path and late time response profiles superimposed on a magnetic first vertical derivative image.

9.5.5.5   BLT_020

This target is characterized by a discrete, non-migrating response in a region of low magnetic response.

The VTEM responses shown in Figure 9-38 and Figure 9-39 are the modeled response (red) and the observed response (black). Plan and section views of models BLT_020 and BLT_026 are presented in Figure 9-3740.

The modeled conductor is 450S and dips at around 70° to the west. The model has a depth extent of 30m and a strike length of 70m, but this is poorly constrained, as the response is only clearly evident on one line. Full model parameters are supplied inTable 9-8.

It is recommended to target this plate along line 10480, as this is where we have data directly over the conductor, making this the best-constrained part of the plate. It is also recommended that the plate be drilled 1/4 to 1/3 of the way down its depth extent. Plate parameters are provided in below. The suggested intersection target for drilling is at:

  756985mE ; 8527195mN ; 25RL

9.5.5.6   BLT_026

This target is characterized by a discrete, non-migrating VTEM response in a region of low magnetic response.

The modeled conductor is 120S and dips at around 50° to the east. The model has a depth extent of 65m and a strike length of 80m, but this is poorly constrained, as the response is only clearly evident on one line. Full model parameters are supplied in Table 9-8.

It is recommended to target this plate along line 10470, as this is where there is data directly over the conductor, making this the best-constrained part of the plate. It is also recommended that the plate be drilled 1/4 to 1/3 of the way down its depth extent. Plate parameters are provided in Table 9-8 below.

The suggested intersection target for drilling is at:

  757075mE; 8527330mN; 10RL

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

9.5.5.7   GEOLOGY

Most of the area is covered with unconsolidated Quaternary material in which the weakly magnetic dolerite represents the most prominent outcrops as ridges, dykes and scattered patches. The dolerite was not recorded in previous mapping projects.

Three different sets of dolerite dykes were identified in the field. In the south, a general E-W trend was observed. The largest dolerite outcrops were recorded in the central part of the area intermittently transitioning into NW-SE and E-W striking dykes. There were no coincident magnetic or EM anomalies associated with the dolerites but a close special relationship may exist. A dolerite ridge NE of anomaly BLT_023 might explain the local magnetic high. In the north, a dolerite swarm running N-NW-SSE was recorded close to BLT_026.

Vein quartz appeared as being opaque white with minor amounts of iron oxides and no sulphides (possibly oxidized sulphides). The quartz outcrop in the central part displays a stock work of four parallel vein sets with a total length of 25m and 50m across strike. This system appears to follow an E-W strike. The contact between veining and bedrock was recorded further to the east where strongly silicified meta-sediments are bedding concordant indicating the presence of at least two different vein sets in the area.

9.5.5.8   SOIL SAMPLE SURVEY

Initial interpretations of the overburden cover indicated that the area as covered with significant thicknesses of black soils. These do not react well to standard soils sampling and analytical techniques so it was decided to attempt one of the more innovative geochemical means of seeing through exotic overburden. ALS Chemex’s Ionic Leach was chosen.

This sodium cyanide leach is buffered to pH 8.5 using the chelating agents ammonium chloride, citric acid and EDTA. Ionic Leach enables the detection of buried mineralization through the dissolution and subsequent measurement of weakly bound ions loosely attached to surface particles. The ability of this innovative leach to give close to true background detection limits makes it effective in providing geochemical contrast and targeting buried mineralization. The method requires 50 grams of sample. Instrumental analysis is carried out using ICP-Mass Spectrometry.

The application of ionic geochemistry in deeply weathered lateritic terrains for gold exploration, has seen significant development over the last 12 years as scientific understanding, sampling requirements, extractant solution chemistry and instrumentation have all made significant progress. As the knowledge has developed, so to interpretation of the data has improved providing not simply single element target anomalies, but multi-element patterns and associations linked to specific mineralization styles and their settings. In landforms dominated by lateritic regolith units, either in-situ, partially dismantled or transported, element associations become increasingly significant for interpretation of the data.

Selective leach geochemistry seeks to extract only the mobile portion of metals from a soil sample. Typical soils contain high concentrations of subsurface metals (i.e., that are an intrinsic component of the soil) and since many soil parent materials have been transported the endogenic metal signal has no chemical relationship to that of the underling mineralization. Selective leach techniques are very weak extractions that attempt to selectively dissolve the ‘exogenic’, or mobile component of metals that stick to the outside of the mineral grain. Since metals originating from mineralization buried by exotic overburden are most likely to be part of the mobile component, selective leaches are more successful at detecting a signal from mineralization than are conventional strong acid digestions that dissolve most of the soil sample.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

The acidification of overburden over massive sulphide deposits can produced strong halo anomalies in elements such as Ca, Mg, Sr, Cl and Br. Zinc-Copper-Lead mineralization in drier terrain produces wide, apical, commodity element responses in Zn, Cd and Pb but notably not in Cu.

In the VTEM anomaly areas a normal soil profile was observed with an approx. 10cm lacustrian clay top layer, which was underlain by what was interpreted to be residual soils. Selective lines over all the strong VTEM anomalies were soil sampled. A total of 384 samples were collected. Fifteen of these were duplicates taken for QA/QC purposes.

Initial interpretations indicate that the sample duplicates for most elements correlated quite well and within reasonable limits. However, the gold results in some instances display a significant amount of variability. Possibly the low detection limits of the samples selected for duplicate analysis plays a role.

Soil samples taken at the southeast end of the grid are anomalously high in a number of elements including Ag, Mg, Ca, Au, Cu and Ba, and anomalously low in Pb. It is suspected that the proximity to a north south flowing stream immediately to the east implies that there is contamination from overbank sediments. Why the stream sediments are anomalous in multiple elements remains to be determined.

With respect to the remainder of the VTEM anomalies no particular element clearly defines any individual conductor. There are implications that some elements display anomalism in close proximity to some conductor axis but not necessarily along its entire length. One exception is the conductor at the east end of line 10610 which does appear to exhibit anomalies in Ag, Pb, Ba, Cu, Mg and Ca.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

9.5.6 SNAKEBITE

The Snakebite anomaly is situated between latitudes 13°24’S and 13°25’S and longitudes 131°32’26E and 131°32’49E. The anomaly is situated within EL25748 and is located approximately 130km southeast of Darwin, and 55km northwest of the Pine Creek Township. The area is situated within Perpetual Pastoral Lease No. 1111, held by Ban Springs Station Pty Ltd.

EL25748 surrounds the Burnside Granite, with the Snakebite prospect lying immediately southwest of the Woolwonga Pit by 700m. Snakebite is identifiable as being a conspicuous ridge in an otherwise low lying terrain; and straddles the Margret River and its floodplain (Figure 9-42).

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

770000
775000
780000
8520000
8515000
8510000
8505000
8500000
Mt Ellison
Woolwonga
Snakebite
North Point
Cosmo/Howley Spur Line (decommissioned 2005)
Bonaparte Basin Gas Pipeline
Amadeus Gas Pipeline (that joins to BGP)
Mary River National Park
Newmarket Gold
Snakebite
Locality
05 March 2016
MGA94 Z52
Legend
Gold Deposits
Copper Deposits
ML Granted
EL Granted
0
2.5
5
Kilometres

FIGURE 9-42 SNAKEBITE AND EL25748 LOCATION MAP

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Snakebite is located in close proximity to the previously producing Woolwonga mine, within the Burnside deposits area. Limited historical and modern-day exploration has been conducted at Snakebite. Evidence of historical workings exists along the Snakebite ridge as two small 1.5m depth excavations.

Snakebite lies within the northern extension of the Pine Creek Shear Zone, located between the Glencoe and Woolwonga anticlines. Lithology is dominated by the greywackes, siltstones and shales of the Mount Bonnie Formation. Extensive hydrothermal alteration is evident as sericite and chlorite in quartz veins, stockwork and surrounding sediments (Masterman 2007).

Lithologies of the Snakebite deposit are dominated by greywackes, siltstones and shales of the Mount Bonnie Formation. Mineralization is identified as series of approximately 10cm width quartz veining. Structural analysis has defined quartz veins striking 330-350° and dipping either vertically or towards the northeast. Extensive hydrothermal alteration is present within mineralized zones, characterized as sercite and chlorite in quartz veins, stockwork and surrounding sediments. Pyrite, arsenopyrite and galena are visible within alteration zones. The extent and width of mineralization is unknown, however, the ridge is 850m in length and 350m in width (Masterman 2007).

In 2007 GBS Gold Australia Pty Ltd conducted a rock chip sampling program inclusive of 13 samples; the samples were collected along the center of the ridge. The average grade of the rock chip samples was 0.7g/t Au; however, with individual samples recorded results as high as 3.14g/t Au. Following the results of the rock chip program a soil sampling program was also proposed. The soil sampling program consisted of 119 samples and was also carried out in 2007 by GBS. The soil sampling program consisted of collecting samples every 50m along 50m traverses, within a 350m by 850m grid containing the ridge. The soil sampling program provided promising results, inclusive of 5,090ppb Au and 935ppb Au. Overall the sampling program results provided an average of 0.12g/t Au. The soil sampling program also included analysis for a suite of other elements including As, Cu, Pb and Zn. Gold results obtained from the soil sampling were used to create a detailed geochemical map for the Snakebite ridge. The geochemical map provided insight into the possible orientation of the Snakebite gold anomaly. Based on the results from the geochemical sampling an RC drilling program was proposed for 10 holes, each drilling to a provisional depth of 100m, totaling 1,000m of RC drilling. The RC program was not carried out and an interpretation of the geochemical data and map was not conducted.

The basis for exploration interpretation was the geochemical soil sampling. The objective was to gauge whether there were any underlying relationships between gold (Au) and arsenic (As), copper (Cu), lead (Pb) or zinc (Zn). Table 9-9 details the correlation matrix between the suites of elements. Iron and zinc were the only elements to show any significant distribution similarities.

	Au ppb	As ppm	Cu ppm	Pb ppm	Zn ppb
Au ppb	1
As ppm	-0.002	1
Cu ppm	0.06	-0.07	1
Pb ppm	-0.11	0.13	0.17	1
Zn ppb	-0.10	0.04	0.56	0.68	1

TABLE 9-9 SNAKEBITE - SOIL SAMPLING CORRELATION MATRIX

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

The geochemical map previously created is the basis for the proposed RC drill program. Manipulations of the soils data were conducted to determine if any other elements provided further insight into the possible orientation of the anomaly, no identifiable relationships were determined. Basic map interpretation was conducted with the results correlating to the position of the proposed drill holes, indicating a possible northwest-orientated gold rich zone.

9.5.6.1   GEOPHYSICS

A merging of Crocodile Gold’s VTEM data with past operators close line spacing aeromagnetic / radiometric data indicates that there are no VTEM conductors associated with the Snakebite occurrence although a weak surficial looking anomaly 1.0km to the west northwest should be investigated.

The aeromagnetic data would indicate that the Snakebite area is underlain Mt Bonnie Fm (possibly in contact with Burrell Creek Fm) with distinct magnetic horizons that are interpreted to be folded. The occurrence is in all likelihood to be within the hangingwall influence of the regional Pine Creek Shear Zone. Radiometric data indicates a weak but distinct potassium anomaly in what could be interpreted as a fold nose trending N-NW.

9.5.7 NORTH CULLEN VTEM TARGETS

This area was named due to the location compared to the regional Cullen Granite. Due to a lack of historic exploration drilling and thicker soil cover it was decided to cover this area with the VTEM survey to try and identify prospective targets.

Seven late time VTEM targets were identified for follow up. Unfortunately, by the end of the field season this area had only been visited with several rock chip samples collected. No mapping was conducted but several quartz veins were noted close to surface. These were sampled with one returning results of +1g/t gold. This suggests follow up work is required in this area.

A summary of the seven VTEM targets as noted by Card (Card 2012)) are noted below: -

  BLT_008 (Category UM) - Non migrating, on flank of mag lobe "finger", interesting, late to mid only.
  BLT_011 (Category UM) - late only, broad response migrating,
  BLT_036 (Category UG) - Variable migration, low amp, moderate target on line 20170.
  BLT_037 (Category UP) - May be part of folded conductor, but extra shoulder coincident with magnetic high.
  BLT_038 (Category UG) - Late and mid response, on edge of magnetic high, interesting target, one line only,
  BLT_046 (Category UG) - Non-migrating, coincident with magnetic bulls- eye, high amplitude responses, very interesting, high priority for follow-up. Field checks warranted.
  BLT_049 (Category UM) - May be second peak to adjacent conductor.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

The majority of the VTEM conductors are interpreted to be hosted by Koolpin Fm. Cosmo type mineralization is expected, which in all likelihood will consist of graphite and pyrrhotite, both of which are highly conductive.

Results of the rock chip sampling can be seen in Table 9-11 below. It has been noted that two samples from surface gave sub-economic to economic gold grades, which require further testing and mapping to identify the potential in this area

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

SampleID	Type	North	East	Au
NBURK2077	Rock	8528666	762919	-0.20
NBURK2078	Rock	8528667	762920	-0.20
NBURK2079	Rock	8528728	763044	-0.20
NBURK2080	Rock	8528728	763044	-0.20
NBURK2081	Rock	8528762	763104	-0.20
NBURK2082	Rock	8528775	763098	0.50
NBURK2083	Rock	8528953	763438	-0.20
NBURK2084	Rock	8528933	763442	-0.20
NBURK2085	Rock	8529104	763088	-0.20
NBURK2086	Rock	8529104	762906	-0.20
NBURK2087	Rock	8529140	762782	-0.20
NBURK2088	Rock	8528752	759910	-0.20
NBURK2089	Rock	8528589	759773	1.40
NBURK2090	Rock	8528724	759800	-0.20

TABLE 9-10 NORTH CULLEN - RESULTS OF ROCK CHIP SAMPLING, AU G/T

9.5.8 JENKINS AREA VTEM TARGETS

Jenkins is a previously un-named prospect approximated 4.5km to the east of the Iron Blow deposit on EL23540. A review of this work is outline below and was taken from an internal report, which has been reviewed by the Authors and agreed with the outcomes by Jenkins (Jenkins 2012)

The VTEM anomalies BLT 114, 154, 155 and 156 are located approximately 4.5km east of the Iron Blow deposit and about 2.2km south of Goldfields Rd. The area can be accessed by a track that heads south from Goldfields Rd, 5km east of Grove Hill. This track leads to within 500m of the eastern part of the conductor axes. The anomalies are in the exploration lease EL23540.

Previous exploration conducted in the area has targeted Mount Bonnie/Iron Blow style stratiform Au and base metal mineralization, Cosmo/Golden Dyke hydrothermal Au mineralization and Yam Creek/Union Reefs style anticline hosted Au mineralization.

A soil sampling program conducted in 2006 by GBS Gold returned some significant results including 1,330ppb Au within 250m of the conductor BLT154 and 111ppb within 50m of BLT 154. Lines were spaced 800m apart and samples spaced 50m apart along the lines.

In 2011 a diamond drill hole, MBEXD001, was completed by Crocodile Gold approximately 1.2km to the west of conductor BLT154. Only three samples from the diamond hole returned results above the lower detection limit of 0.01g/t and these were 0.03g/t or less. According to the 1987 1:100K Geology map of the area the hole was drilled in an area dominated by the Gerowie Tuff and Zamu Dolerite.

A 1:10K scale geology outcrop map of the area has been created.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

The conductor axis BLT114 is short, about 150m in length, that occurs just to the north of the much longer BLT154. The axis follows a ridge comprised of silicified meta-sediments, on the western side a large dolerite sill. There was no outcrop found on the eastern side of the ridge. Five rock samples of meta-sediments, quartz and laterite at the base of the ridge were collected

An area of alluvial workings was observed along one of the creeks in the field area. One small excavation was also observed just up slope of the alluvial workings. Another small possible alluvial excavation was observed along the northeastern portion of the anticline.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

The conductor axis BLT154 has been identified as the most likely to be related to gold mineralization because of its geometry and spatial relationship with anomalous soil sample results. This axis, along with the others should be further examined

It is recommended that mineralization be further tested in the target area with a program of soil sampling. Sample lines should be un-evenly spaced between 100 and 400m apart, depending on previous sampling results and field observations. Samples should be spaced 25m apart along lines. This program would have a total of 532 samples. Once collected the samples should be dispatched for a multi element analysis.

The areas further south of the soil program should be tested and this could be done using stream sediment sampling. Several small creeks cut the conductor axis that extends further south.

The geology and structures mapped and observed in the field resemble a Cosmo/Golden Dyke style deposit. The VTEM conductor axis seems to follow bedding and lines up with anomalous gold assays in several places. These factors make BLT 114, 154, 155 and 156 promising exploration targets.

9.5.9 BAN BAN AREA

In late 2011, with the results of the VTEM survey available, a number of targets were noted in a new prospective area, which was called Ban Ban after the local station.

The VTEM survey and analysis had noted 5 significant late time targets in this area, (BLT 74, 77, 78, 80 and 178). These targets were recommended for further investigation due to the similarity to the nearby Mt Ellison deposit, which was a high grade/low tonnage copper mine that produced in the early 1900’s.

The summary of the Ban Ban targets are noted below;

  BLT_074 (Category UG) - High amplitude discreet late time. Interesting.
  BLT_077 (Category TG) - Discreet, interesting target inside heavily folded area, very little migration .
  BLT_078 (Category UM) - single station, shoulder on localized dipping conductor, interesting target .
  BLT_080 (Category UM) - Could be tip of fold nose, or could be discreet conductive body at junction of fold nose, possible that a fault comes down the axis of this fold.
  BLT_178 (Category UM) - Discreet, high amplitude late conductor, magnetic anomaly coincident.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Legend
Polarized Region
Surface Polarization
Strong Conductor Axes
Moderate Conductor Axes
Weak Conductor Axes
Qa - Quaternary Materials
Cz - Cenozoic Materials
Pdz - Zamu Dolerite
-Pgo - Granite
-Pfo - Burrell Creek Formation
-Pso - Mount Bonnie Formation
-Peg - Gerowie Tuff
-Psk - Koolpin Formation
-Ppw - Wildman Siltstone
Fault Crushing Quartz
0 1 2
Kilometres
770000
772500
Newmarket Gold
Ban Ban Area
Geology & VTEM
05 March 2016
MGA94 Z52

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Published geological maps indicate Koolpin Fm along with Zamu Dolerite underlies the majority of the area. Lower sequences of the Gerowie Tuff and Mt Bonnie Fm are likely also present. Of prime importance is that the regional Pine Creek Shear Zone traverses the area in a NW-SE direction immediately south of VTEM conductor BLT_076. The geological and structural settings are very intriguing for Cosmo Mine type gold deposits. Additional work is recommended.

9.5.10 BON'S RUSH DEPOSIT

Northern Gold defined the Bon’s Rush deposit in the 1990’s when they tested a bedrock gold anomaly (through RAB drilling of a gold in soil anomaly) 900m long and 180m wide. Northern Gold subsequently drilled 20RC holes on 100m spaced section lines delineating significant near-surface high-grade gold over a strike extent of at least 400m. Two diamond drill holes were drilled to determine the orientation and controls on the mineralization and confirmed the results from the RC drilling.

In 2008 Northern Gold calculated an Inferred mineral resource of 540,000t at a grade of 2.51g/t Au (43,300 oz/Au). Crocodile Gold (F. E. Muller 2011)reported an Inferred mineral resource at Bon’s Rush, with a 0.7g/t Au lower cut-off, of 805,000t at a grade of 2.3g/t Au (60,400oz gold). (NB1)

NB: (1) The mineral resource estimate cited is sourced from the reference indicated, is believed to be a historical estimate, not prepared in accordance with currently accepted guidelines for the preparation of mineral resources and mineral reserves, may not comply with NI43-101 and is not considered by either the Authors or Newmarket Gold, as current mineral resources or mineral reserves, as the Authors have not done sufficient work to classify historical estimates as current mineral resources or mineral reserves.

Crocodile Gold flew a VTEM survey over the Bon’s Rush area in 2011. Line spacing was 150m Survey results indicate that a moderate strength VTEM anomaly clearly defines the mineralization at the Bon’s Rush deposit, paralleling the projected to surface mineralized shear and possibly delineating additional mineralization to the north and south of the currently known drill defined mineralization.

High-grade gold in bedrock anomalies have been identified by Northern Gold’s RAB drilling along and around the western limb, fold nose and eastern limb of a parasitic fold of the Howley Anticline. This RAB defined gold in bedrock anomaly is 1,000m long and 100m wide. Subsequent limited RC drilling confirmed and identified significant zones of gold mineralization within sheared Zamu Dolerite. Higher-grade zones have the same association with quartz-carbonate veining, pyrite, arsenopyrite and pyrrhotite similar to the mineralization at the Bon’s Rush deposit.

A second 500m long, northeast trending, gold in bedrock anomaly was identified by the Northern Gold RAB drilling located immediately east of the western limb mineralization, within a similar structural setting. The mineralization is located within a Zamu Dolerite sill stratigraphically below the Upper Zamu Dolerite. A moderate VTEM conductor to the NW and a strong VTEM conductor to the SE bracket this zone. Ground investigations by Crocodile Gold indicated there were no outcrops located throughout this area.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Results from the Northern Gold RC drilling indicate the potential for delineating high-grade, north plunging lodes in and around the fold hinge analogous to mineralization at the Bridge Creek deposit to the south.

On the Bon’s Rush East Limb high-grade gold in bedrock mineralization has been identified by Northern Gold’s RAB drilling on the Eastern Limb of the anticline within Zamu Dolerite over a strike length of 200m that is open to the north. There has been no RC drilling follow-up completed. A weak to moderate VTEM anomaly is coincident with this zone of potential gold mineralization.

At Bon’s Rush South, Northern Gold defined a base metal intersection of 1.634% Pb and 0.145% Zn over 30m in RAB hole BRRB-380, hosted by the dolerite stratigraphically below the Bon’s Rush Dolerite sill. Northern Gold reported additional Pb/Zn dolerite hosted base metals outlined by previous explorers located 800m to the north within the same dolerite sill.

Significant gold in siltstone/graphitic shale, analogous to the Bridge Creek mineralization, was intersected 70m to the east in old FSDC RC holes (FSDC-057, 58 and FSDC-059) along with weak gold mineralization along a dolerite/siltstone contact. Northern Gold never followed up this area. This mineralization occurs immediately south of the strong VTEM anomaly BLT-173.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

9.5.11 BURNSIDE AREA CONCLUSIONS AND RECOMMENDATIONS

The Bon’s Rush deposit currently has an inferred Mineral resource. Numerous detailed maps (Geological, Drill holes locations and results, Au and As in soil analytical results, structural interpretation) are available in the database. This data should be compiled, which along with the newly acquired VTEM data, would serve to guide future exploration programs. Additional detailed geological mapping or soil sampling would not be fruitful, as 1:5000 scale programs have already been completed by previous operators. Following up on the VTEM conductors should be completed and grab samples collected if warranted.

Following are additional recommendations presented in point form:

  Assemble all available drilling data (UTM coordinates, Azimuth, Dip, Geology, Assays)
  Import data into Micromine and generate plans and sections. Once completed this should help guide future drilling, especially at Bon’s West Limb and Fold Hinge.
  Additional drilling at Bon’s Rush Main Zone along the VTEM conductors in order to extend the strike length of the known mineralization. Possibly in-fill drilling to increase the confidence level of the inferred mineral resources.
  Additional drilling at Bon’s West East Limb to determine the extent of the mineralization in this area.
  Follow-up drilling at Bon’s Rush South in the area of previously intersected mineralization and along BLT-173 to determine the significance of the Bon’s Rush South mineralization and to determine if the BLT-173 VTEM anomaly may be reflecting Bridge Creek Style mineralization (qtz- carbonate stockwork within pyritic carbonaceous mudstone).
  Possible exploratory drilling of other potentially significant VTEM anomalies (BLT-025, BLT-029, Unnamed conductor west of BLT-025).

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

10 DRILLING

The drilling completed for Newmarket Gold can be broken into two main categories;

Diamond – Traditionally NQ (47.6mm) core is used for diamond drilling, however, at times this is increased to HQ (63.5mm) to assist with sample quality. The majority of underground diamond drilling is NQ while the majority of surface drilling is HQ.

RC –Reverse Circulation (RC) drilling is used as it can be a quicker and cheaper alternative to diamond drilling. This drilling was used in areas where diamond drilling was not required or appropriate. The RC drilling at Cosmo, for example, was designed to test the potential mineralization to the south of the Cosmo pit where limited drilling was identified. RC Drilling at Cosmo used one contractor who had a cone splitter attached to the rig. Generally RC drilling procedures were used including having a staff member on the rig at all times to maintain sample security and quality.

10.1	COSMO MINE DRILLING

10.1.1 DIAMOND DRILLING

Crocodile Gold/Newmarket Gold conducted a significant amount of drilling over the past five years, mainly targeting the expansion of mineral resources and the development of the mine.

Capitalized mineral resource definition (non-grade control) diamond drilling has been the focus at Cosmo over the past four years for a number of reasons;

  Sample Quality – diamond drilling produced drill core which can be accurately logged for structures, lithology, alteration and mineralization
  Geotechnical Data – the diamond core can be used to take geotechnical measurements as required
  Metallurgical sampling – due to the accuracy of the sampling and volume it is possible to use diamond core for metallurgical sampling.

During 2015, Newmarket Gold embarked on the first surface diamond drilling program at Cosmo Mine since 2012. This drilling was designed to test the down plunge targets of the mineralized system to allow for better information in the designing of underground infrastructure and drilling. This program has not defined any new mineral resources due to the amount of step out (over 100m from deepest drilling in this part of the deposit), but has identified the geometry of the mineralization. This program was not complete as of December 31, 2015 but only those meters completed at this time have been included in this summary.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Deposit	Diamond			First Drilled	Last Drilled
	Holes	Meters	Size
Cosmo Surface	13	5,358	NQ-HQ	19-Jun-11	2-Dec-12
Cosmo Underground	360	46,632	NQ-HQ	1-Jan-11	31- Dec-12
Cosmo Underground	142	22,693	NQ-HQ	1-Jan-13	31- Dec-13
Cosmo Underground	264	40,057	NQ-HQ	1-Jan-14	31- Dec-14
Cosmo Surface	3	2,174	NQ	7-Oct-15	31- Dec-15
Cosmo Underground	231	46,820	NQ-HQ	1-Jan-15	31- Dec-15
Total	1,013	163,734

TABLE 10-1 DIAMOND DRILL STATISTICS FOR THE COSMO MINE

Specific drill programs are summarized below:

Several exploration diamond drill programs have occurred on the deposit over the past five years. For more information on the drilling that has occurred prior to 2015 please see (Gillman, et al. 2009) (Smith and Pridmore 2014). The information below is a summary of the exploration drilling conducted during 2015 at the Cosmo Mine.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

10.1.1.1   300 Lode Target – Southern Cosmo Mine:

This target is the downward, and southern extensions to the 300 Lode adjacent to the F8 and F8a Faults. Results proved to be of lower grade or thickness and only a minimal amount of additional mineral resource was added from this drill program. No firther drilling is planned on this target.

10.1.1.2   Western Lode Deeps:

This target was developed in 2013-14 as a possible fold repetition of the Eastern Footwall Lodes on the northwestern flank of the Cosmo Anticline. Existing surface drill results in CP003W1 of 11.1g/t Au over 4.8m and 2.5g/t Au over 9.5m was followed up in late 2014 with two successful holes CW69001 (3.5g/t Au over 20.7m) and CW69002 (2.6g/t Au over 6.6m) completed (Smith and Edwards 2015).

Gold intersections were within the Pgt/Pgtb greywacke host sequence close to the graphitic shale Pmc contact as similarly known for the 100 Lode mineralization in the Eastern Lodes, and the validity of this target was also confirmed by the (J. Miller 2014)structural review (Target 1 in Figure 9-1).

During 2015 further underground diamond drilling phased programs were completed on the Western Lode target to scope for additional near mine mineral resources. Significant drill results for the Western Lodes Target included 6.59g/t Au over 6.4m in hole CW69006 and 4.54g/t Au over 11.85m in hole CW69009, with most gold intersections within approximately 160m of current underground infrastructure.

Additional close spaced underground drilling is planned in 2016 after the newly developed extension to the 640 drill drive is completed. A small number of holes are designed to test the main high-grade plunging gold shoot identified from structural studies in late 2015 (Beeson 2015) and those outlined in section 1.6.1. With success, a 50m x 25m spacing would be achieved for subsequent mineral resource assessment.

10.1.1.3   Cosmo 2200N Surface Drill Section:

With the down plunge continuation of the Sliver mineral resource, a four hole surface drill section began in October 2015 to provide new geological information and mineralization results on the 2200mN section approximately 160m north of the most northern previous Sliver underground drill intersection. The program was completed in January 2016, generating the following outcomes;

  The Sliver host greywacke sequence is present at 2220mN in similar form as known to the south near mine area;
  Gold and sulfide mineralization along with strong alteration were encountered with significant assay intersections confirming the along strike continuity of the Sliver to this section with likely extrapolation further north down plunge (see Figure 9-4);
  The Sliver target and gold mineralization now located ~20m further to the west and between 40m and 50m higher than previously projected to this section;
  The F1 Fault was found to unexpectedly flatten to the 2200mN section with similar parallel shallow plunge to the Silver mineralization. A single drill hole (CP005) to the north at 2320mN indicates that the F1 Fault needs to steepen significantly in dip beyond 2300mN creating a severe ramp in structure, which may be similar to those steep highly mineralized parts of the Cosmo mineralization to the south;

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property
  Subsequent underground holes have now successfully targeted the Sliver at acute drill angles, and will be able to do so with better drill angle intersections from the northwest extension to the 640 Drill Drive. Holes such as CE64030 have intersected both limbs of the Sliver target with the western holes being within the 160m of high potential, which this priority target represents;
  Located the F2 Fault accurately on the western hangingwall;
  Delineated faults in between the Sliver and the F2 Fault, which define a northwesterly plane, likely to be a cross fault; and
  Provided confidence to the exploration growth drilling programs in 2016.

One hole on the section was drilled steeper so as to pass through the F1 Fault and test the Eastern Footwall Lodes orthogonal to a small number of very successful underground holes. These had established that the Eastern Lodes continued north, but with more gold mineralization found in the 300 Lode than the 100 and 200 Lodes, stratigraphy closer to the eastern Pmc contact.

Whether the better gold assay intersections are found on the 300 Lode due to an as yet un-modelled NW cross fault remains unknown. There may be potential for further areas to the north to see the 100 and 200 Lodes return to the stronger gold grades typical of the Cosmo Mine.

There is an emerging interpretation that the positive gold results to the west of the 300 Lode in the Eastern Lode Footwall Deeps may be folded portions of the 100, 200, 300, or 400 Lodes and thus represent mineralization in the Cosmo Fold Hinge below the F1 Fault (Figure 10-2).

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

10.1.2 RC DRILLING

Also during 2015, a small surface exploration program was completed to the south of the main Cosmo open pit. This program was designed to target small oxide mineralization as defined in a structural study. Generally RC drilling at Cosmo Mine has been limited due to the depth of potential mineralization.

Deposit	RC			First Drilled	Last Drilled
	Holes	Meters	Size
Cosmo Surface	3	249	5"	19-Jun-11	2-Dec-12
Cosmo South Surface	29	2,720	5"	1-Jun-15	30-Sep-15
Total	32	2,969

TABLE 10-2 RC DRILL STATISTICS FOR THE COSMO MINE

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Newmarket Gold
Cosmo South
2015 RC Drill Program
04 March 2016
Legend
RC Drillhole
Metres
CRCS025
CRCS022
CRCS017
CRCS015
CRCS014
CRCS007
CRCS001
CRCS002
CRCS006
CRCS039
CRCS036
CRCS036A
CRCS004
CRCS012
CRCS043

Point
1
2
Point 2
Point 1
Newmarket Gold
Cosmo Deeps
Local Grid
Kilometres
Legend
Cosmo Grid
Cosmo Pit
Cosmo Village Camp
Other Pits
Main Road

FIGURE 10-4 COSMO MINE LOCAL GRID CONVERSION PLAN

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

10.1.3 HISTORIC DRILLING

Within the historic databases that Newmarket Gold has inherited since operations began there are several different sets of data that are available for the Cosmo Mine.

All of this data has been reviewed and entered into a database for use in model updates. Within the data that has been made available are some of the original QA/QC data as well as the original hard copy assay files. These have been audited by Company staff prior to entering the drilling data into the database. Several thousand meters of RC and diamond drilling is available within the Newmarket Gold database. This data is captured by drilling type, assay method, QA/QC, drill date, project and other relevant data types. Some of these are:

Diamond Drilling
Company	Number	Meters
DML	133	13,793
NGNL	20	10,034
GBS GOLD	10	4,380
BMR	15	1,755
GEOPEKO	23	8,771
HOMESTAKE	30	3,587
Total	231	42,321

TABLE 10-3 HISTORIC DRILLING BY COMPANY – DIAMOND DRILLING

RC Drilling
Company	Number	Meters
NGNL	66	4,399
GBS GOLD	22	2,224
DML	503	39,235
BOPL	1	78
CROCGOLD	62	6,097
GEOPEKO	1	241
Total	655	52,274

TABLE 10-4 HISTORIC DRILLING BY COMPANY – RC DRILLING

Diamond Drilling
Year	Number	Meters	Year	Number	Meters
Pre-1977	17	2,961	1993	2	1,548
1977	15	1,847	2004	12	6,433
1978	6	1,070	2005	8	3,601
1980	8	630	2006	10	4,380
1981	1	40	2009	2	1,851
1982	4	2,359	2010	16	10,732
1983	15	3,658	2011	9	4,322
1985	62	5,976	2012	351	42,310

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Diamond Drilling
Year	Number	Meters	Year	Number	Meters
1987	34	3,132	2013	142	22,693
1988	28	2,822	2014	264	40,057
1989	3	361	2015	231	46,820
1991	3	403	Total	1,246	211,106
1992	3	1,099

TABLE 10-5 COSMO MINE HISTORIC DRILLING BY YEAR – DIAMOND DRILLING

The historic drilling is all surface drilling, a combination of RC and diamond holes. The diamond holes have provided the most valuable data to use as most of the drilling has focused on areas beneath the Cosmo open pit. The historic drill holes (not prefix “CP”) have been downhole surveyed using single shot and multi-shot cameras. When combined with the recent underground diamond drilling the exact location in some cases, is not accurate based on the geology correlation. A total of 24 diamond holes, due to the downhole location inaccuracies have been removed from the estimation.

The historic holes are also high angle to the mineralization lodes, in some cases +75°, which may cause some bias with the estimation process. This issue has been resolved somewhat by ensuring that underground diamond definition drilling targets these areas as part of the infill drill program. A lot of the historic holes including the Crocodile Gold drilled “CP prefix holes” are drilled at an azimuth that does not intersect the mineralization perpendicular to the strike of mineralization. This problem is exacerbated even more with the high angle drilling, which has caused issues with interpreting mineralization continuity in the fold hinge.

With the greater geological understanding of the deposit, over 80% of the historic diamond drill holes that could be found and the more recent Crocodile Gold “CP prefix” holes were re-logged. This program was instigated to ensure lithological continuity when interpreting. This re-logging has been a vital process when modeling the mineralization at depth and particularly on the hangingwall of the Eastern Limb when combining the data with the underground definition holes.

For more information about geological interpretation please refer to Section 14.

No drilling, sampling or recovery factors have been noted (other than currently noted in this technical report), which could materially impact on the accuracy and reliability of the results.

10.2	UNION REEFS DRILLING

The majority of recent drilling at the Union Reefs deposit was completed during 2011 and early 2012. However, an RC and Diamond drilling campaign was completed at the Esmeralda deposit during 2015, which is summarized below.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

10.2.1 DIAMOND DRILLING

Generally diamond drilling was used to test for underground mineralization at Prospect and Crosscourse deposits. Some small drilling campaigns were also completed for other smaller deposits in the Union Reefs area during 2011-12.

In 2015 a small diamond drilling program was completed at Esmeralda, mainly for the geotechnical purposes, however, once logging was complete these holes were sampled and used in the mineral resource estimation. A total of eight holes were drilled at Esmeralda between November and December, 2015.

Deposit	Diamond			First Drilled	Last Drilled
	Holes	Meters	Size
Union Reefs	91	22,392	NQ-HQ	27-Jan-11	08-May- 12
Esmeralda	8	567	HQ	15-Nov-15	15- Dec-15

TABLE 10-6 DIAMOND DRILL STATISTICS FOR UNION REEFS AREA

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Hole ID	Drill Type	Deposit	Grid Coordinates		Survey Data		Interval				Grade
			Local Easting	Local Northing	Azimuth	Dip	From (m)	To (m)	Interval (m)	True Width (m)	(g/t Au)
URNDD21	Diamond	Prospect	4875.0	7299.8	265.3	-58	153.4	162.2	8.8	5.7	3.5
including							158.9	159.4	1.5	1.0	7.4
including							161.4	162.2	0.75	0.5	24.4
URNRC22	RC	Alta	4,828	8,664	270	-60	15	17	2		1.3
URNRC23	RC	Alta	4,811	8,660	270	-60	35	37	2		0.8
URNRC24	RC	Alta	4,789	8,660	270	-60	34	38	4		1.6
URNRC27	RC	Alta	4,852	8,575	270	-60	2	4	2		0.6
URNRC31	RC	Alta	4,846	8,529	260	-60	no intercept
URNRC32	RC	Alta	4,830	8,525	270	-60	86	88	3		1.6
URNRC33	RC	Alta	4,810	8,525	270	-60	3	6	3		2.3
and							28	33	5		1.1
URNRC36	RC	Prospect	4,800	7,706	270	-60	0	3	3		0.9
and							9	11	2		1.2
and							48	50	2		0.6
URNRC37	RC	Prospect	4,823	7,708	270	-60	0	3	3		0.8
and							34	38	4		4.9
and							44	48	4		1.6
URNRC38	RC	Prospect	4,840	7,710	270	-60	23	32	9		1.1
URNRC49	RC	Crosscour	5,010	7,084	90	-60	no intercept
URNRC50	RC	Crosscour	5,031	7,083	90	-60	no intercept
URNRC53	RC	Crosscour	5,065	6,992	270	-60	65	70	5		1.7
and							82	94	12		1.0

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Hole ID	Drill Type	Deposit	Grid Coordinates		Survey Data		Interval				Grade
			Local Easting	Local Northing	Azimuth	Dip	From (m)	To (m)	Interval (m)	True Width (m)	(g/t Au)
URSRC1	RC	Millars	5,021	5,179	270	-60	100	103	3		0.9
and							106	108	2		1.5
URSRC5	RC	Millars	4,900	5,080	90	-60	75	77	2		1.6
and							83	85	2		0.5
URSRC6	RC	Millars	4,901	5,060	90	-60	88	94	6		0.5
URSRC7	RC	Temple	4,860	5,300	270	-60	57	59	2		1.8
URSRC10	RC	Millars	5,037	5,320	270	-60	no intercept
URSRC13	RC	Millars	5,020	5,220	270	-60	87	89	2		0.8
URSRC13A	RC	Millars	5,020	5,220	270	-60	114	118	4		1.1
and							129	131	2		0.6
URSRC32	RC	Crosscour	4,901	5,972	270	-60	92	104	12		1.1
and							113	116	3		2.1
URSRC34	RC	Crosscour	4,873	5,969	90	-60	1	3	2		0.8
and							31	33	2		2.3
and							46	48	2		0.5
and							51	58	7		0.6
and							74	76	2		0.5
and							85	90	5		2.2
and							96	98	2		0.9

TABLE 10-7 SUMMARY OF 2011-12 DRILLING AT UNION REEFS AREA

Hole ID	Location	Local Grid			Depth	From	To	Width	True Width	Grade
		East	North	RL	(m)	(m)	(m)	(m)	(m)	(g/t Au)
URNDD15	Millars/Big Tree	5056	5599	1194	225.0	143.4	144.6	1.3	0.9	9.4
and						159.0	160.2	1.2	0.9	27.8
and						176.4	179.6	3.2	2.4	1.4
URSDD12	Millars/Big Tree	5037	5300	1187	195.0	149.4	151.2	1.8	1.4	1.1
and						179.0	183.4	4.4	3.3	1.0
URSDD14	Millars/Big Tree	5031	5560	1195	155.3	77.6	79.9	2.4	1.8	7.5
Incl.								1.7	1.3	10.3
and						86.4	90.4	4.0	3.0	1.4
and						112.4	124.6	12.2	9.1	1.1
and						128.6	132.5	3.9	2.9	1.8
URNDD03	Cross- course	5125	6800	1195	248.8	244.5	248.4	3.9	2.9	2.5
Incl.								1.5	1.1	5.4
URSDD17	Cross- course	5067	5900	1196	201.1	129.8	134.5	4.7	3.5	2.2
and						155.3	157.0	1.7	1.3	4.5
and						163.1	164.6	1.5	1.1	1.1

TABLE 10-8 SUMMARY OF 2011-12 DRILLING AT UNION REEFS AREA

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

The results as outlined in the tables above represents some of the first pass drilling completed at Union Reefs to test mineralization below historic pits. Little or no historic drilling has been completed to great depths excluding drilling beneath the historic Crosscourse Pit. The recent drilling was designed to determine if there is potential for deeper deposits for underground mining or potentially larger scale open pit mines.

1.	Drill samples were assayed at Northern Australian Laboratories (NAL).

2.	Assay results are based on 50g fire assays.

3.	All intersections from diamond samples are HQ half-core.

4.	Diamond sample intervals are determined using lithological controls or 1.0m, whichever is larger.

5.	Mean grades have been calculated on a minimum of 1.0m interval, 0.5g/t Au lower cut -off and maximum 3m internal dilution.

6.	All intersections are down-hole intervals.

7.	All deviations have been verified by down hold camera.

8.	QA/QC for these holes has been checked and verified through blind standards, field duplicates, lab repeats and barren flushes. QA/QC results are within expected limits.

Hole_ID	Location	Local Grid			Depth (m)	From (m)	To (m)	Width (m)	True Width (m)	Grade (g/t Au)
		East	North	RL
URNDD03b	Crosscourse	5133.8	6797.8	1195.2	598.7	234.7	241.15	6.45	5.16	2.83
incl.						239	241.45	2.45	1.96	5.43
and						274	277.1	3.1	2.5	1.4
and						345.55	347.3	1.8	1.4	15.09
and						353.7	354.8	1.1	0.9	1.26
and						404	405.9	1.9	1.5	1.42
and						409.4	418.8	9.4	7.5	1.38
incl.						414.6	415.3	0.6	0.5	5.72
and						427.8	432.1	4.3	3.5	1.89
incl.						431.8	432.1	0.3	0.24	17.1
and						459.1	461.1	2	1.6	2.89
incl.						460.1	461.1	1	0.8	5.25
and						470.2	471.8	1.5	1.2	1.39
and						490	492	2	1.6	1.45
and						497.9	506.8	8.9	7.1	1.12
and						540.7	541.9	1.2	0.9	1.05
and						551.6	554.2	2.6	2.1	3.23
incl.						552.7	553.3	0.6	0.5	6.75
and						560.1	561.4	1.3	1	5.23
and						588	591.5	3.5	2.8	3.1
incl.						588	589.6	1.6	1.3	5.78
URNDD29	Prospect	4939.1	7268.1	1207.5	434.4	278.4	279.4	1	0.8	1.26
and						283.7	286.9	3.2	2.6	1.01
and						290	294.7	4.6	3.7	1.56
incl.						294.1	294.7	0.5	0.4	7.97
and						369.1	370.4	1.2	1	1.11
and						376	381	4.9	3.9	2.81
incl.						379	381	2	1.6	5.57
URNDD29W1	Prospect	4912.5	7268	1110.8	395.4	164.6	165.8	1.2	1	7.83
and						195.1	200.4	5.3	4.2	2.12
incl.						195.1	196.1	1	0.8	5.3

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Hole_ID	Location	Local Grid			Depth (m)	From (m)	To (m)	Width (m)	True Width (m)	Grade (g/t Au)
		East	North	RL
URNDD30	Prospect	4927.1	7367.4	1208.6	494.4	408.3	409.7	1.4	1.1	2
and						415.7	418.8	3.1	2.5	4.83
incl.						415.7	418.1	2.4	1.9	6.04
URNDD30W1	Prospect	4904.4	7367	1114.7	292.8	219.5	226.8	7.3	5.84	3.99
incl.						223.7	226.8	3.1	2.5	7.7
URNDD28	Prospect	4928.9	7166.9	1191	472	371.65	374.93	3.28	2.62	12.51
incl.						373.36	373.9	0.54	0.43	65
and						425.78	427.83	2.05	1.64	27.96
incl.						426.8	427.11	0.31	0.25	165
URNDD28W1	Prospect	4909.8	7166.8	1093.1	289.6	196.6	197.6	1	0.8	21.98
incl.						196.9	197.3	0.4	0.32	52.3
and						254.44	259.65	5.21	4.17	3.38
incl.						259.35	259.65	0.3	0.24	20.4
URNDD34	Prospect	4946.6	7548.1	1199	276		No Significant Intercept

TABLE 10-9 SUMMARY OF DRILL RESULTS FROM PROSPECT AND CROSSCOURSE DEPOSITS -2012

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

10.2.2 RC DRILLING

Generally, RC drilling has been little utilized by Crocodile Gold/Newmarket Gold at Union Reefs due to the focus being on higher grade underground style of deposits. Some RC drilling was used for close to surface programs such as the drilling at the Orinoco deposit. However, in 2015 a large program of RC drilling was completed at the Esmeralda deposit, where over 5,000 meters was completed. This drilling has been used to update the mineral resource for the deposit, which is summarized in Section 14.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Deposit	RC			First Drilled	Last Drilled
	Holes	Meters	Size
Union Reefs	49	4,434	5"	Jan-27-11	May-08-12
Esmeralda	72	5,174	5”	Oct-28- 15	Nov-30- 15

TABLE 10- 10 RC DRILL STATISTICS FOR UNION REEFS AREA

10.2.3 HISTORIC DRILLING

Within the historic databases that Newmarket Gold has inherited since operations began there are several different sets of data that are available for the Union Reefs deposit. This includes some of the grade control data used in the mining period by AngloGold.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

All of this data has been reviewed and entered into the Newmarket Gold database for use in model updates. Within the data that has been made available is some of the original QA/QC data as well as the original hard copy assay files. These have been audited by Crocodile Gold/Newmarket Gold staff prior to entering into the database.

Several thousand meters of RC and Diamond drilling is available within the Newmarket Gold database. This data is captured by drilling type, assay method, QA/QC, drill date, project and other relevant data types. Some of these are;

Diamond Drilling
Prospect	Number	Meters
Elizabeth	1	61
Esmeralda	5	361
Lady Alice	7	519
Orinoco	2	323
Prospect Claim	18	1,848
Union Reefs	13	2,069
Total	46	5,182

TABLE 10-11 HISTORIC DRILLING BY PROJECT – DIAMOND DRILLING

RC Drilling
Prospect	Number	Meters	Prospect	Number	Meters
Bungo	17	1,685	Orinoco	70	6,622
Caroline	34	2,720	Prospect	2,348	41,527
Culvain	5	402	Rosalie	6	582
Dam A	55	6,520	Snaddens Creek	20	1,394
Elizabeth	49	4,360	Tobermoray	14	1,176
Ennis	5	290	Tomsk	3	182
Esmeralda	149	11,230	Tomsk North	7	524
First Bite	15	976	Union Reefs	126	12,166
Great Uncle Bulgaria	15	1,306	Wellington	7	520
Lady Alice	246	27,504	Wimbledon	4	316
Lady Alice Contin	3	181	Total	3,204	122,770
Northern Belle	6	586

TABLE 10-12 UNION REEFS HISTORIC DRILLING BY PROJECT – RC DRILLING

10.3	PINE CREEK AREA

10.3.1 DIAMOND DRILLING

Five holes were drilled at the International deposit in 2012. A total of 465.29m was drilled and is summarized in Table 10-13 below.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Deposit	Diamond			First Drilled	Last Drilled
	Holes	Meters	Size
International	5	465	NQ-HQ	30- Sep-12	31-Oct-12

TABLE 10-13 2012 DIAMOND DRILL STATISTICS FOR INTERNATIONAL DEPOSIT

There were several significant intercepts recorded from this drilling which are shown in Table 10-14 below. These intercepts show the number of mineralized lodes located in the deposit. These results highlighted the importance of re-interpreting the mineralization for a model up-date.

All holes were lithologically and geotechnically logged for use in future reporting.

Hole ID	Intercept g/t Au
PCIDD_001	3.6m @ 1.33g/t from 17m
PCIDD_001	7.66m @ 1.72g/t from 27.61m
PCIDD_001	4.88m @ 0.77g/t from 39.07m
PCIDD_001	4.87m @ 0.65g/t from 68.76m
PCIDD_002	2.65m @ 0.62g/t from 12.8m
PCIDD_002	15.45m @ 1.12g/t from 27.55m	Incl. 1.92m @ 2.91g/t
PCIDD_002	5.4m @ 3.34g/t from 54m
PCIDD_002	5.1m @ 1.02g/t from 75.1m
PCIDD_002	7.59m @ 2.14g/t from 84.55m
PCIDD_006A	16.88m @ 0.65g/t from 31.72m
PCIDD_006A	10.8m @ 0.58g/t from 52.7m
PCIDD_006A	2.53m @ 3.87g/t from 70.45m
PCIDD_006A	5.56m @ 1.72g/t from 85.05m
PCIDD_006A	3.38m @ 0.82g/t from 95.62m
PCIDD_005	9.18m @ 0.77g/t from 30.12m
PCIDD_005	1.07m @ 0.55g/t from 43.21m
PCIDD_005	8.33m @ 0.96g/t from 49.03m	Incl. 2.92m @ 1.66g/t
PCIDD_005	13.6m @ 1.67g/t from 65.36m	Incl. 7.81m @ 2.42g/t

TABLE 10-14: SIGNIFICANT INTERCEPTS FROM INTERNATIONAL DRILLING

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

10.3.2 RC DRILLING

In January 2011 RC holes were drilled into the International deposit to drill test historic drill results and to provide the Environmental team samples of the backfilled waste material. The drilling was successful in providing confidence in the historic drilling and in also providing environmental samples for future test work.

The details of this drilling can be seen in Table 10-15 below:

Deposit	RC			First Drilled	Last Drilled
	Holes	Meters	Size
International	2	152	5"	10-Jan- 11	13-Jan- 11

TABLE 10-15 RC DRILL STATISTICS FOR PINE CREEK AREA

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

10.3.3 HISTORIC DRILLING

RC, open percussion (RAB) and diamond (DDH) drilling have been conducted at Pine Creek in the past. Over 50% of the holes drilled have been RC with a total of 79,694m. There were more RAB holes drilled than diamond holes.

A total of 2,491 holes were drilled in the Pine Creek Goldfields. The overwhelming majority of drilling was conducted between 1980 and 1994.

Burnside Operations drilled a total of 4,455m in 51 RC holes in the South Enterprise and Czarina Deposits in 2004/2005. This was the last drilling to have occurred at Pine Creek before Crocodile Gold took over ownership in 2009.

Below is a list of the prefixes, drilling methods and meters for the 2,491 holes drilled in the Pine Creek area.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Period	Drilling Type	Number of Holes	Meters Drilled	Hole Prefix
Pre-1994	RC	138	7,015	GRC
Pre-1994	RC	110	6,497	IRC
Pre-1994	RC	8	458	MRC
Pre-1994	RC	49	3,372	PCPH[1]
Pre-1994	RC	1,027	59,674	PCRC
Pre-1994	RC	11	332	THRC
Pre-1994	DDH	31	2,879	GDD
Pre-1994	DDH	28	2,126	IDD
Pre-1994	DDH	332	32,870	PCDH
Pre-1994	RAB	66	2,727	B
Pre-1994	RAB	32	1,284	C
Pre-1994	RAB	116	5,311	CX
Pre-1994	RAB	29	928	E
Pre-1994	RAB	414	13,697	PCPH
2004	RC	16	1,694	CZRC
2004	RC	5	652	SERC
2005	RC	30	2,109	SERC

TABLE 10-16 HISTORIC DRILLING TYPES AT PINE CREEK

Wherever possible the details of the historic drilling were identified and noted in the database. This included trying to identify original files or details from governmental files. Drilling from 2000 onwards has all original files stored on site and can be used for all QA/QC requirements. Some pre-1994 drilling has limited QA/QC data but where possible a new hole will be used to twin the historic holes.

10.4	BURNSIDE AREA

10.4.1 DIAMOND DRILLING

Over all its properties Crocodile Gold conducted a significant amount of drilling in 2011-12, mainly targeting the expansion of mineral resources. Some regional “green fields” exploration drilling was conducted over selected targets in late 2011.

A summary of the Diamond Drilling completed for specific areas is shown in Table 10-17 below.

Deposit	Diamond			First Drilled	Last Drilled
	Holes	Meters	Size
Yam Creek	3	236	HQ-HQ	13-Sep-11	11- Nov-11
Rising Tide	3	200	HQ-HQ	03-Jul-11	16- Oct-11
Exploration	2	184	NQ-NQ	03- Nov-11	06- Nov-11
Total	8	620

TABLE 10-17 2011-12 DIAMOND DRILL STATISTICS FOR BURNSIDE AREA

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

10.4.1.1   Mt Bonnie Northeast

The 2011 VTEM survey defined a strong conductor with a coincident magnetic anomaly located to the northeast of the Mt Bonnie sulphide deposit. The interpretation of the VTEM results indicated that the stratigraphy in the area might be somewhat different to that which is shown on published geology maps. It is interpreted that the Mt Bonnie NE conductor is hosted by Gerowie Tuff, which is lower stratigraphically than the Mt Bonnie sulphide horizon. Essentially, this newly defined conductor may be on a previously unmapped embayment of the Margret syncline. The signature of the conductor was very similar to that produced by the Mt Bonnie and Iron Blow deposits

A preliminary field investigation indicated significant quartz veining on surface some of which had appreciable gossanous material associated.

The NT Government mineral occurrence records indicated an unnamed copper showing in the area of the conductor. A field investigation indicated that at the coordinates provided there was only outcrop of Zamu Dolerite. Subsequent fieldwork found a small copper showing several hundred meters to the north and west.

It was decided to drill test the conductor in 2011 and one shallow drill hole (93.1m) was collared drilling to the east at 95°. The hole encountered significant quartz veining with appreciable amounts of pyrite and pyrrhotite with very minor arsenopyrite and chalcopyrite from 43.7 to 93.1m. The VTEM conductor and magnetic anomaly were adequately explained. Younging directions were up-hole, indicating the sequence is on the east limb of a syncline as the VTEM results indicated.

The disseminated magnetite seen in the hole over narrow intervals is of some interest, possibly indicating that the drill hole intersected the periphery of a sulphide system. Additional work should be considered. No significant assays resulted from the samples submitted.

Hole ID	Orig. East	Orig. North	Orig. RL	Local Azimuth	Dip	Max Depth (m)
MBEXD001	12206.096	9039.390	1140.761	95.610°	-60.8°	93.1

TABLE 10-18 DRILL HOLE CO-ORDINATES MT BONNIE EAST

10.4.2 RC DRILLING

No “greenfields” RC drilling has been completed for the Burnside area, however, a significant amount of drilling was completed into the Yam Creek and Rising Tide deposits during 2011, these are summarized below.

Deposit	RC			First Drilled	Last Drilled
	Holes	Meters	Size
Yam Creek	35	2,321	4.5-5"	13-Sep-11	11-Nov- 11
Rising Tide	88	6,591	4.5-5"	03-Jul-11	16-Oct-11
Exploration	-	-		03-Nov- 11	06-Nov- 11
Total	123	8,912

TABLE 10-19 2011- 12 RC DRILL STATISTICS FOR BURNSIDE AREA

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

10.4.2.1   Rising Tide

In early 2011 it was decided to assess areas that could be quickly brought into mine production. During this review it was noted that the Rising Tide area still had an active mine permit so should be assessed for mining potential. During 2011 Crocodile Gold drilled 88RC holes for 6,591m of drilling and three diamond holes for 200m of HQ core.

This drilling data was then used to develop a new mineral resource model. Rising Tide entered into mine production from December 2011 and finished the stage one pit in June 2012.

With local infrastructure still in place from previous mining activity on this deposit, as well as the adjacent Brocks Creek Mine facilities, very little capital was required to put this deposit back into commercial production.

The deposit is hosted by the same stratigraphic horizon as the Cosmo deposit with mineralization in close proximity to sheared sediments in contact with a dolerite sill, which acts as a basal sequence in the area. Mineralization is interpreted to be hosted by multiple sub-parallel pyrrhotitic, carbonaceous units within the sediments. Both normal and reverse faults bound the mineralization. Mineralized horizons vary between 2.0 and 10.0m thick. Minor mineralization extends into the dolerite sill. The deposit is in very close proximity to a large granitic unit located to the north, which has created some contact metamorphic assemblages and structural complexities.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

10.4.2.2   Yam Creek

During 2011 it was decided to drill around the past mining centers of North Point and Princess Louise as any future discoveries in this area could be mined in conjunction with these pits. It was recognized that significant past drilling results were located close to surface and could potentially be exploited.

Drilling at the Yam Creek consisted of 35RC holes (2,321m) and three diamond holes (236m) for a total of 2,557m. Work on the Yam Creek deposit focused on in-filling historic RC drilling to test the continuity of grade along strike from current open pits. Further mineralization has the potential to extend the open pits. Drilling at the Temperance pit aimed at testing the continuity of grade of the deposit both along strike and below the pit.

Results from the drilling at the Yam Creek deposit highlighted some significant intercepts including 2m @ 4.41g/t Au (YCRC111 66m), 7m @ 5.66g/t Au (YCRC115 52m), 1m @ 28.1g/t Au (YCRC 21m), 6m @ 3.23g/t Au (YCRC125 33m), 3m @ 4.44g/t Au (YCRC142 33m) and 5m @ 8.48g/t Au (YCRC137 49m). These intersections have now been geologically modeled.

Drilling at the Temperance deposit intercepted some narrow mineralized zones including 0.95m @ 1.87g/t Au and 0.85m @ 1.35g/t Au (YCDD101 2.78m and 7.6m respectively), 1m @ 1.79g/t Au (YCRC100 14m), 1m @ 1.52g/t Au and 2m @ 1.85g/t Au (YCRC103 87m and 95m respectively). While these results were seen as promising they do not require further work.

While the drilling was completed in 2011 no further work has been completed as this deposit is ranked lower in priority than the other deposits worked on during 2012.

In 2011 two exploration holes were drilled targeting VTEM anomalies around the two polymetallic deposits within the Burnside area. These two drillhole locations are shown in Figure 10-12 below.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

10.4.3 HISTORIC DRILLING

While Newmarket Gold completed significant amounts of drilling in the Cosmo Mine area, there has been a reliance on some historic drilling datasets. Generally, Newmarket Gold still holds onto all the original hard copy data including assay reports, which can be used to cross-reference digital data. This process will require a significant amount of man-hours but that which has already been done has shown the digital data to be correct and consistent.

With this, a significant amount of the assay results for this historic drilling have been completed using the Australian Laboratories in Pine Creek, Northern Territory (NAL), or another company managed by the same laboratory manager as is present in the current NAL. On speaking with the manager it was noted that the laboratory procedures are the same now as they were historically including the same internal QA/QC processes. This gives confidence that a standard approach has been completed even on this historic data.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

While these statements above are generic in nature, more detailed information on each deposit is outlined below.

10.4.3.1   Rising Tide

Drilling using either RC or diamond core has been recorded in the company database since 1990. Several companies have drilled the deposit with the first significant drilling being completed by Solomon Pacific between 1994 and 1996 as part of the development of the Brocks Creek mining center. Over the years a total of 140RC holes for 10,407m have been recorded including the work done by Crocodile Gold in 2011. This drilling was used in the mineral resource up-date included in this report. A summary of the drilling is below.

Company	Year	Number of Holes	Meters
Cyprus	1993	3	349
SolPac	1994-96	23	2,452
UNK	1990	5	182
BOPL	2006	21	833
Newmarket Gold	2011	88	6,591
Total		140	10,407

TABLE 10- 20: HISTORIC RC DRILLING AT RISING TIDE DEPOSIT

Company	Year	Number of Holes	Meters
Newmarket Gold	2011	3	200.3
BOPL	2006	2	161.27

TABLE 10-21 HISTORIC DIAMOND DRILLING AT RISING TIDE DEPOSIT

The laboratories used for this work include ALS, Amdel and AssayCorp (a predecessor to NAL). The method used is most commonly Fire Assay with AAS. Some ICP work has also been recorded but mostly looking at base metals and not gold.

Drilling methodology is also generally captured in the database with diamond drilling mostly HQ and 5.5” RC hammer with riffle splitter for sample collection for RC.

10.4.3.2   Yam Creek

Yam Creek, as with Rising Tide, has been developed since the mid-1990 with modern drilling. Several companies have drilled the deposit over the years using both RC and diamond methodology. The summary of the drilling used is outlined in the tables below. As before the majority of assaying was completed at Amdel, ALS or AssayCorp/NAL using a fire assay technique.

Company	Year	Number of Holes	Meters
DML	1994	153	7,919
UNK		26	724
NGNL	1996	26	1,996
Newmarket Gold	2011	36	2,381
Total		241	13,020

TABLE 10-22 HISTORIC RC DRILLING AT YAM CREEK DEPOSIT

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

11 SAMPLE PREPARATION, ANALYSIS AND SECURITY

This section specifically summarizes the sampling, and analysis of that sampling, completed by Crocodile Gold/Newmarket Gold since 2009. A review of historic data (drilled prior to 2009) used in the reported models is outlined in Section 12 below. This includes a review of the historic data that is housed in the company database and a review of hard copy results and reports that are still available. This will also include the review of previously reported QA/QC results from these drilling programs to add confidence in the data used in the mineral resource estimates.

For this section Newmarket Gold/Crocodile Gold has completed drilling and sampling on the deposits outlined below:

  Cosmo Mine – including underground and surface exploration and mineral resource development drilling.
  Esmeralda deposit – surface RC and diamond drilling.
  Union Reefs deposits – surface RC and diamond drilling.
  International deposit in Pine Creek – surface RC and diamond drilling .
  Rising Tide deposit – RC drilling programs.
11.1	REVERSE CIRCULATION DRILLING SAMPLING

The geologist sieves and washes a portion of each 1.0m RC sample interval. The sample is then inspected to determine its geological attributes. Geological descriptions are entered directly onto standard logging sheets in either a hard copy or digital form via a portable computer, using standardized geological codes. Each washed sample is then stored in a chip tray, which is stored on shelving at the exploration yard for future reference if required.

RC drillholes are typically sampled on 1.0m intervals the drill cuttings are riffle or cone split to produce a final sample of approximately 2 to 3kg. There is a systematic submission of duplicates, barren flushes, standards and blanks into the sample stream. At the completion of each hole samples for assay are collected in large plastic bags in short intervals. These are sealed on site and stored ready for dispatch to the laboratory.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

11.2	DIAMOND DRILLING SAMPLING

Geologists log each hole, paying particular attention to the degree of weathering, lithological contacts, structural contacts, alteration, mineralization, and geotechnical information. Drill core was oriented based on the orientation marks on the core made during drilling. Core orientations were marked for the bottom side of the hole using a Camteq Orishot tool at the end of each core rod. Zones of core loss are identified and marked by inserting marker blocks recording the exact length of the core loss.

At the completion of logging, the geologist marks the core ready for sampling and a photo was taken of each tray, as a means of checking the intervals as well as geological logs if required. Sample intervals are chosen based on lithological contacts or where there are significant changes in the nature of the gold mineralization with no overlaps over geological boundaries. Sample boundaries are often pre-existing breaks; otherwise the half core was cut perpendicular to the core axis.

A minimum sample size of 0.3m and a maximum size of 1.5m were cut using an Almonte automated diamond saw. The core was cut so as to divide the mineralization in half whilst preserving the orientation line. Some drillholes were sampled over their entire length whereas other drillholes were sampled from 20-50m into the hangingwall, through to the end of hole.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

The underground diamond definition drill programs are intense infill programs drilling the deposit on nominal 15 m x 20 m spacing. 80% of the Underground holes are full core sampled with the remaining 20% half core sampled for future record checks and reference.

Each sample was placed into pre numbered calico bags with standards, blanks, barren quartz flush material and duplicates placed within calico bags during this stage. Samples are then loaded into green plastic bags with the sequence of samples in the bag labeled to assist sorting at the lab. The green plastic bags are then placed into dispatch cages and dispatched at the end of each hole either by Newmarket Gold staff or by courier directly to the Laboratory.

At the completion of each hole, the core is moved to a secure site and the trays stored for future retrieval, if warranted.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

It is believed that all analytical work, including sample preparation, analytical procedures, QA/QC measures and associated security and chain of custody procedures have been completed in accordance with the established protocols routinely used by Newmarket Gold. All analytical work for the reported drilling was completed at either NAL, at the Northern Territory Environmental Laboratories laboratory in Darwin (NTEL), or the Australian Laboratory Service (ALS) laboratory in Brisbane or Townsville. NAL is a non-certified laboratory while ALS is ISO 90001 certified. Regular lab visits by the Authors and other Company staff to meet with the management of the laboratories and inspect the facilities. All laboratories used are independent to Newmarket Gold and are well known to the Authors as competent assayers. The Authors consider that these procedures and protocols are of acceptable quality and are broadly consistent with international “best practice” standards.

11.3	COSMO MINE FACE SAMPLING PROCEDURE

The following outlines the process for collecting underground samples for individual faces and the walls of drives. The direction of the bedding strike dictates whether wall sampling or face sampling is required. Sampling is ideally conducted as perpendicular to the bedding as possible, as opposed to sampling parallel to the bedding where one bedding layer is in effective being sampled.

Face sampling (mineralization development drives):

•	Checking there is adequate ground support and that the face is fully scaled.

•

Spray one line horizontally across the face, the height of this line is depended upon the height of the sampler and if the drive has been adequately bogged out. This line is the delineator between the upper and lower samples.

•

A quick log of the face is then conducted and vertical lines are then applied to separate the different lithological units. These lines will not be perfectly vertical as they will be along the bedding plains. Units that are thinner than the minimum sample size of 0.3m will be included in another sample interval.

•	Any lithological units, which are wider than 1.4m are then split up with further lines as 1.4m is the maximum sample interval.

•	The intervals are then measured from left to right; the distance from the left hand wall is sprayed next to the sample interval vertical line.

•	The face location, level and heading, along with the date are sprayed on the wall.

•	A photo is taken before chipping begins.

•

The face is then mapped. Bedding direction, structures, locations of veins and massive sulphides are drawn to scale. The sample intervals are recorded and sample bag identification numbers are assigned. A rock description of each interval is then recorded including rock type, percentage sulphides and a description of the sulphides, any veins and their composition, alteration and any other significant details.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

•

Sampling is then conducted with a rock hammer; the rock is chipped directly in to the sample bags. The sample will only come from the area of the face, which has been outlined by the spray paint lines. In the ideal situation 3 to 4kg of rock will be collected evenly from across the interval ensuring a representative sample of the sample interval is obtained. If the rock is particularly silicified then a hand- held percussion drill can be used. This process is then repeated for all the sample intervals across the face.

•	The distance from the center of the face to the nearest survey station will then be measured and recorded on the face sheet Figure 11-3.

Wall sampling (access drives)

Wall sampling is conducted normally on crosscuts where development is running perpendicular to the mineralization. The process of sampling is identical to the face sampling process in the mineralization development drives. The difference is only one line of sampling is conducted on both the left hand wall and the right hand wall, not upper and lower. The starting position of the mapping is carefully recorded using a combination of measurements and sketches in plans.

11.4	SAMPLING PREPARATION

Three commercial laboratories were used throughout the past drilling campaigns with North Australian Laboratories (NAL) in Pine Creek, Northern Territory being the primary laboratory for the Cosmo and Esmeralda mineral resource drilling. Northern Territory Environmental Laboratories (NTEL), (now Genalysis) was used in the past for some drilling programs (Howley for example). Australian Laboratory Services (ALS) in Darwin acted as an umpire lab for the drilling at Cosmo and Esmeralda deposits. Some samples sent to ALS were prepared in Darwin and then sent to either the ALS laboratory facilities in Perth, Brisbane or Townsville for analysis. Some primary samples were sent to ALS due to restrictions on NAL in Pine Creek.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

11.5	SAMPLE SECURITY

A Company staff member is stationed on the RC drill rig while samples are being drilled and collected; this is generally a Company or contract geologist. At the end of shift samples were generally transported to the sample collection area where they are stored in crates as they await transportation the lab. For some drill holes at Esmeralda the samples were shipped at the end of each shift to the lab in Pine Creek. Samples are shipped in regular intervals so they are not in crates for any length of time. These samples are located at the Brocks Creek exploration office, which can be secured if no staff member is on site.

In terms of diamond drilling, the core is collected daily from the rig and transported to the geology office near the Cosmo Mine or at Brocks Creek exploration yard. The drill core is then stored in the core shed for logging and sampling. Both core shed processing facilities (Brocks Creek and Cosmo Mine) are located in compounds with security fencing. These locations have limited access when no Newmarket Gold staff member is present. Samples are cut at this location and samples loaded into lab crates as they await collection. These samples are then transported directly to the lab for analysis.

Once assaying is complete the results are returned in digital format to the data entry personnel. Cosmo Mine Geology results are loaded directly into an acQuire database. Validation takes place via a visual comparison of expected values of standard and blanks against received assay values. Any questionable results are demoted in priority, not to be used in mineral resource modeling, and are investigated further. Once investigation is complete the priority is adjusted if the original assays were considered correct, or any re-assay work imported and promoted in priority for use in mineral resource modelling work. Exploration results are imported into a DataShed database and checked visually against the expected values. If the results are considered incorrect further testwork is completed on the samples, with any results considered correct are imported into the database overwriting the original results. Any incorrect assays and re-assays are noted in the digital sampling logs and results sheets.

The Cosmo Mine Geology AcQuire database is located at the Cosmo Mine office and the Exploration DataShed database is located at the Union Reefs office. Both databases software utilizes SQL database systems with in-built security limiting access to people outside the Company network or without sufficient login access.

11.5.1 NAL

NAL is an independent laboratory based in Pine Creek. The relationship between NAL and Newmarket Gold is on a client/supplier arrangement with a contract in place for services.

Upon arrival at the laboratory, samples are sorted, reconciled against the accompanying paperwork and dried on racks in the oven. Each sample is initially crushed in a jaw crusher to the size of 10mm. following the jaw crusher, each sample is passed through a roll crusher to the size of 2mm. Samples are riffle split into two sub-samples - one sample is milled, whilst the other is retained as a coarse reject and returned to Newmarket Gold. The sub-sample retained for analysis is milled to 100µm in a Keegor mill. Each milled pulp sample is further split to provide 50g for fire assay (FA50). The remaining sample is kept as a pulp sample for future analyses and returned to Newmarket Gold. After firing, samples are analyzed using AAS, with results reported in ppm.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Quality control procedures include blasts of compressed air to clean jaw and roll crushers between samples, a barren flush of river sand to clean bowls in between samples, laboratory duplicate samples undertaken at a rate of 1 in 10 and the insertion of NAL internal standards intermittently at a rate of 1-2 times on samples.

11.5.2 ALS

Pulp samples are sent to the ALS preparation facility in Darwin where samples are reconciled against the accompanying paperwork, barcoded for tracking and sent to the analytical lab in Perth where 30g of pulp is weighed off for fire assay with an AAS finish (AA26). Results are reported in ppm. During late 2015 some original samples were transported directly to the ALS lab in Townsville for analysis due to restrictions at the main NAL lab in Pine Creek. These samples were prepared using the same methodology as used in the facility based in Darwin.

ALS laboratories are certified using the ISO9001:2008 accreditation (“Quality Management Systems – Requirements”). They also hold the NATA Technical accreditation under ISO17025:2005. They are a commercial laboratory based in Brisbane and Perth who supply an assaying service to the Company under contract rates.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

11.5.3 NTEL

NTEL is an independent laboratory based in Darwin (now called Genalysis). The relationship between NTEL and Newmarket Gold is on a client/supplier arrangement with a contract in place for service.

Upon arrival at the laboratory, samples are sorted, reconciled against the accompanying paperwork and an average sample weight for the submission is taken. Each sample is then dried at 105ºC until fully dry. Each sample is initially crushed in a jaw crusher to the size of 2mm. Following the jaw crusher, each sample is rotary spilt with 300g being taken for milling and assay and the remainder being set aside as a coarse reject and returned to Newmarket Gold. The 300g sample is then milled to pass through a roll crusher to the size of 2mm. Samples are riffle split into two sub-samples - one sample is milled, whilst the other is retained as a coarse reject and returned to Newmarket Gold. The sub-sample retained for analysis is milled to 85% passing 75µm with 1 in 20 samples wet screened to check for compliance. Each milled pulp sample is further split to provide 25g for fire assay (FA25) with <1g used for multi element analysis if requested. The remaining sample is kept as a pulp sample for future analyses and returned to Newmarket Gold. After firing, samples are analyzed using AAS, with results reported in ppm.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

11.6	QUALITY ASSURANCE/ QUALITY CONTROL

11.6.1 COSMO MINE

Samples for the Cosmo Mine block model have had their validity monitored by consistent quality assurance and quality control (QA/QC) checks.

Surface drilling QA/QC procedures include insertion of control samples (standards) and barren quartz flushes (BQF), inter-laboratory pulp checks and submission of sample duplicates. RC duplicates are produced from splitting the original sample straight from the rig mounted cone splitter. Diamond core duplicates are sent as a quarter core sample cut from the original sample interval. Blanks and standards are generally inserted in the sample stream every 30 samples.

Underground drilling QA/QC procedures include insertion of control samples (standards), inter-laboratory pulp checks and the assaying of field duplicates during the various drill programs. Internal laboratory repeats provide an indication of the laboratory precision. Common standards were included with the inter-laboratory check samples to allow the performance of both laboratories to be gauged. Local blank (un-mineralized) dolerite samples were submitted to assess laboratory hygiene. For the year 2015 a total of 4,609 QA/QC samples were taken, including blanks, Company standards, lab standards, barren quartz flushes and umpire lab repeats.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

The following section describes the QA/QC procedures adopted by Newmarket Gold for the entire data collection period for the deposit model.

	Diamond	% of total	RC	% of total
Samples	162,446	71%	83,814	87%
Blanks	3,683	2%	14	0%
BQFs	455	0%	0
Duplicates	-	-	52	0%
Repeats	48,151	21%	12,098	13%
Standards	2,733	1%	97	0%
Lab standards	10,444	5%	101	0%
Umpire lab repeats	1,409	1%	0	0%

TABLE 11-1 RATE OF QA/QC SAMPLING FOR COSMO OPERATION 1 JANUARY 2010 TO 31 DECEMBER 2015

11.6.1.1   Standards

Certified standards are submitted to the laboratory on a regular basis. A standard is inserted into every batch periodically throughout diamond drilling sampling usually every 30 samples and similar insertion for RC drilling programs.

The lab standards total of 2,505 for 2015 is not split on hole type because there are some Lab Job Numbers containing both drill holes and face/ROM sampling.

Drilling by Newmarket Gold at the Cosmo Mine has seen certified standards submitted to NAL on a regular basis. A range of 45 different certified standards have been used since the start of the operation and these are summarized in the table below. Standards used in 2015 are highlighted in yellow.

Standard	Au (ppm)	Standard	Au (ppm)	Standard	Au (ppm)
ST02	2.37	ST274/5358	5.96	ST499	0.4
ST02/5355	2.37	ST28/6366	34.5	ST504	1.42
ST04	4.87	ST28/9489	34.2	ST508	3.29
ST05	2.58	ST335	13.65	ST535	0.97
ST07/8441	0.23	ST347	9.6	ST559	0.52
ST07/9258	0.22	ST383	7.24	ST576	1.37
ST08	0.32	ST39	1.67	ST590	0.22
ST08/6342	0.32	ST39/6167	0.87	ST603	0.38
ST08/8225	0.33	ST39/9420	0.89	ST605	0.42
ST09/3320	1.93	ST43/7370	3.37	ST622	2.04
ST09/7382	1.93	ST48/9278	4.55	ST631	2.43
ST10	2.94	ST482	1.94	ST684	0.75
ST14	0.405	ST487	0.49	ST698	0.65
ST15/6138	0.022	ST49/6403	1.99	ST70	0.099
ST16/5357	0.52	ST493	0.119	ST73/7431	1.54

TABLE 11-2 LIST OF STANDARD SAMPLES USED AT COSMO MINE

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

The graph above shows the standards sent by Newmarket Gold to the NAL lab since the last technical report period. Labeling errors were likely the cause as to why standards ST508 and ST605 returned some results well outside their expected ranges. ST08/6342 (low grade Au 0.32g/t) was found to consistently grade above the acceptable maximum Au value of 0.36g/t reporting a mean value of 0.36g/t. Standards ST631, ST535, ST508 and ST504 also had multiple results outside the acceptable range. An example of the chart and statistics used to chronologically check the standard results is shown below (Figure 11-8 , Table 11-3).

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

STANDARD ST535	NAL
Recommended Value g/t Au	0.97
Standard Deviation	0.040
Number of Assays	99
Mean Result g/t Au	1.0041
Minimum g/t Au	0.79
Maximum g/t Au	1.08
% Outside Error Limit	11.1%
Outside 2SD	11
Outside 3SD	1

TABLE 11-3 COSMO MINE STANDARD SR535 COMPLIANCE TABLE

11.6.1.2   Blanks

Blank materials included in the sample stream were derived from several sources including barren core (Dolerite core drilled during the program), barren coarse rejects, crushed Bunbury Basalt (from Gannet Holding Pty Ltd, referred to in this report as “blank”). Blank results above 0.02ppm Au are queried and any issues resolved.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Anonymous blank samples were submitted to NAL on a regular basis by Newmarket Gold. A blank half core sample was often submitted strategically placed to follow a high-grade sample or zone; otherwise blanks were distributed randomly through each hole. In this way blanks were used to check the sample preparation and to identify possible contamination from the high-grade samples.

Blanks, particularly the dolerite core submitted, tended to return more assay grade than expected although the amount of contamination was considered to be minimal and associated with the original host rock material. For the year 2015 un-mineralized dolerite core was used for blank material. The chart above (Figure 11-9) shows the results of all samples during this period. Of note is one high value, which is likely due to a mineralized piece of core (probably containing coarse gold) being selected accidentally. Investigation of these samples showed that they were not preceded by high-grade samples so the result could not be due to poor assay hygiene/gold smearing. Some other higher than expected results were also seen but these are also believed to be the result of mineralized blank core being selected. The insertion of blanks after high-grade sample intervals has allowed the situation of sample contamination to be monitored effectively, and highlights the “cleansing” effect of strategic placement of blanks and barren quartz flush, preventing contamination of subsequent samples.

The average grade of all blank dolerite core samples for the year was 0.08ppm, which is in line with background value in the mine area. The median value for all blank core samples for the year 2015 was 0.05ppm.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

11.6.1.3   Laboratory Duplicate Assays

Relative precisions have been used to analyze the accuracy of duplicate samples. The relative precision is a measure of dissimilarity, that is, if both distributions are exactly the same, this value will equal zero and increases as the distributions become more dissimilar.

Relative precision has been calculated using all data pairs for the ranges of below detection.

Newmarket Gold for the period of 2015 has undertaken 52 duplicate assays from RC drilling.

11.6.1.4   Inter-Lab Repeats

Inter-lab repeats were taken for diamond drilling programs with pulp material sent to umpire lab ALS in Perth for assay. Results were compared to original assay results for each area and each umpire lab separately. Two examples of the tables and charts used to analyze each drill type and umpire lab are below.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

INTER-LAB REPEATS:	NAL	ALS
Number of assays	209	209
Minimum value g/t Au	0.01	0.03
Maximum value g/t Au	21	21.8
Mean g/t Au	2.1878	2.1832
Median g/t Au	0.905	0.8
Variance	10.0587	10.2824
Standard deviation	3.1715	3.2066
Coefficient of variation	1.4497	1.4687
Correlation co-efficient R	0.899
Coefficient of determination R2	0.808

TABLE 11-4 STATISTICAL RESULTS FOR COSMO MINE INTER-LAB REPEATS - 100, 200 & 300 LODES

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Type of Repeat	NAL	ALS
Number of assays	285	285
Minimum value g/t Au	0.02	0.02
Maximum value g/t Au	26.5	30.2
Mean g/t Au	2.7271	3.0286
Median g/t Au	1.155	1.07
Variance	16.1562	22.126
Standard deviation	4.0195	4.7038
Coefficient of variation	1.4739	1.5532
Correlation co-efficient R	0.7413
Coefficient of determination R2	0.5496

TABLE 11-5 STASTISTICAL RESULTS FOR COSMO MINE INTER-LAB REPEATS - 101, 400, 500, 600 AND WESTERN LOADS

11.6.1.5   Analysis of Inter-Lab Repeats

For the year 2015, a total of 494 original pulps samples were sent to ALS for inter-lab fire assay check against NAL. The data has been split into two groups, which represent contrasting areas of the mine.

The first group of samples was taken from mineralization intervals associated with the 100, 200, and 300 Lodes (Figure 11-10). The statistical results of the data set indicate a strong correlation between the assays received with a Correlation Co-efficient of 0.899 for the entire data set. The repeat assay mean is 0.0046g/t Au lower than the original assay (Table 11-4).

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

The Coefficient of Determination represents the percentage of the data that is closest to the line of best fit. The R2 value of 0.808 indicates 81% of the values for the 100, 200 & 100 300 Lodes have a strong linear relationship, which means that independent umpire lab (ALS) strongly agrees with the original lab (NAL). The poor relationship of 19% of samples can be explained by the moderate relative nugget range of 21% to 29% in the modeled variography.

The second group of samples was taken from mineralization intervals associated with the 101, 400, 500, 600 and Western Lodes (Figure11-11). The statistical results of the data set indicate a weaker correlation between the assays received with a Correlation Co-efficient of 0.7413 for the entire data set. The repeat assay mean is 0.3015g/t Au higher than the original assay (Table11-5).

The R2 value of 0.5496 indicates that 55% of the values for the 101, 400, 500, 600 and Western Lodes have a strong linear relationship and that the independent umpire lab (ALS) shows moderate variation with the original lab (NAL). The poor relationship of 45% of samples could be explained firstly by the sample set, which was taken from more structurally complex areas of the mine with a higher instance of coarse gold and vein related gold. Secondly the relative nugget range is higher in these areas with between 22.7% and 32.3% in the modeled variography.

The Q-Q Plot for all inter lab repeat samples (Figure 11-12) indicates that pulp samples with grades between 0g/t Au and 8g/t Au repeat very closely. In the 8–12g/t Au range the repeatability tends to decrease, with NAL appearing to report slightly higher grades than ALS. Above 12g/t Au ALS reports higher than the NAL original, but in this range samples are likely to contain coarse gold and therefor repeatability is decreased due to the nugget effect.

11.6.1.6   Opinions on Sampling, Security and Ananlyis

The three laboratories that have been used by Newmarket Gold for the entire Cosmo Mine QA/QC program offer different preparation techniques with a 50g fire assay by NAL, a 30g fire assay by NTEL and a 30g and 50g fire assay by ALS. During 2015 only NAL and ALS labs were utilized, both using the 50g fire assay technique.

The following summarizes findings with respect to assay work from the two independent laboratories:

  There are numerous errors in the database. Typographical errors, wrong standards, recorded/sent to the lab, obvious swaps in the databases. These errors are collaborative from both the laboratories and the database operator.
  Both NAL and ALS report lab standards.
  Outright errors should not be appearing in the database (standards and replicates).
  There appears to be a small sample population of blanks that have higher gold values than expected. Dolerite core pieces being selected for blanks need to be checked thoroughly to ensure there are no sulphides, alteration or either quartz or carbonate veining in the blank core sample.
  It is of the opinion of the Authors that the sampling preparation, analysis and security procedures are all adequate for use in these mineral resource and mineral reserve estimates.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

11.6.1.7   Recommendations

The results from the QA/QC analysis of drill samples has indicated a change in the level of confidence in assay grades for use in the mineral resource model due to inclusion of structurally complex areas of the deposit with higher instances of coarse gold. The following recommendations for improvements in the current procedures are:

•

Standards continue to be inserted on site and independently of the assaying laboratories. The procedure for selecting and sending standards from site needs to be improved to stop incorrect standard sample labeling.

•

Standards that return assay values outside the minimum/maximum range need to be rejected and re- tested by the lab. Re-testing will give information about lab testing precision. Lab jobs containing significant standard assay inconsistencies need to be reviewed.

•

Bunbury Basalt coarse Blank material to be used for all Blanks moving forward, with the aim of eliminating gold assay values that come from the local dolerite material due to free gold and selection errors.

•	It is recommended that inter-lab checks be undertaken every quarter with pulps selection being taken from the main mineralization horizons.

•	Further inter-lab test work using quarter cored diamond holes to investigate analytical processes and data correlation between labs.

•

NAL appears to be reporting variable values when compared to the ALS repeats. For Au values 0.1- 2.0g/t the original NAL samples are consistently higher than the ALS check value, for Au values 2.0– 35.0g/t the NAL samples are consistently lower than the ALS check value. This needs to be monitored closely with inter-lab checks done every quarter on both pulps and original quarter cored samples.

•	Additional grind size test work for all diamond holes to investigate the effects of grind size on gold values, particularly when coarse gold is present.

•

Campaigns for re-assaying the pulps at the same lab (in this case NAL) should be undertaken on a more regular basis. The sample dispatches should be identified using the QA/QC analysis data from the Standards and Blanks charted plots.

•

Procedures should be put in place to ensure the high standard of QA/QC is maintained. The acQuire database functionality is sufficient for assessing QA/QC and needs to be utilized more. This database has been set up to allow greater control and geostatistical analysis of the QA/QC data being imported into the database.

•	Investigate whether tighter drill spacing will increase statistical confidence & repeatability of assay values for the 500, 600 and 101 Lodes where the nugget effect is higher.

•	Monthly QA/QC reports on Diamond assay results, standards and blanks need to be developed.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

11.6.2 ESMERALDA

Samples for the Esmeralda deposit block model have had their validity monitored by consistent quality assurance and quality control (QA/QC) checks. The historic drilling used in the mineral resource model wisas considered to have passed all QA/QC requirements and the assay results were accepted as true and correct.

The 2015 RC Surface drilling QA/QC program included the insertion of control samples (standards) and barren quartz flushes (BQF), inter-laboratory pulp checks and submission of sample duplicates. RC duplicates are produced from splitting the original sample straight from the rig mounted cone splitter. Blanks and standards are generally inserted in the sample stream every 30 samples.

	Diamond	% of total	RC	% of total
Samples	245	65.33%	5,190	85.60%
Blanks	26	6.93%	166	2.74%
Duplicates	0	0.00%	156	2.57%
Repeats	46	12.27%	-	0.00%
Standards	26	6.93%	167	2.75%
Lab standards	32	8.53%	302	4.98%
Umpire lab repeats	0	0.00%	82	1.35%
Total QA/QC	130	34.67%	873	14.40%
Total Samples	375	100.00%	6,063	100.00%

TABLE 11-6 ESMERALDA DEPOSIT QA/QC SAMPLING RATES

11.6.2.1   Standards

Certified standards were submitted to the laboratory on a regular basis. A standard is inserted into every batch periodically throughout sampling usually every 30 samples.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

All standards that were submitted as part of the 2015 drilling completed at the Esmeralda deposit were normalized around their standard deviation values and plotted relative to their sample ID numbers as shown in Figure 11-13. The graph shows some significant variation in the expected values sometimes approaching 50 standard deviations from the expected value. The majority of the errors are attributable to the incorrect standard being submitted during sampling.

	NAL	On Site
Std_ID	Gold Grade (g/t Au)	Gold Grade (g/t Au)	Difference
ST16	0.52	0.56	0.04
ST09	1.93	1.86	0.07
ST08	0.32	0.32	0
ST622	2.04	2.04	0
ST622	2.04	2.04	0
ST684	0.75	0.75	0
ST16	0.52	0.51	0.01
ST559	0.52	0.53	0.01
ST08	0.32	0.34	0.02
ST559	0.52	0.56	0.04
Blank	0	0.01	0.01
ST09	1.93	2.05	0.12
ST684	0.75	0.78	0.03

TABLE 11-7 ESMERALDA DEPOSIT INTER-LABRATORY STANDARD PERFORMANCE CHECK DATA

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

During the drilling program the performance of the standards was questioned, some standards were thought to be old and may have degraded. A program of inter laboratory checks of standards was conducted with standards being tested at On Site Laboratory Services in Bendigo, Victoria. On Site tested the standards through a 25gm charge fire assay using a similar method to NAL. The performance of the standards at both labs was very close, confirming the accurate performance of the standards.

The overall standard performance throughout the drilling was of an acceptable standard, with no bias observed in the reported results ignoring the obvious errors of misplaced standards.

11.6.2.2   Blanks

During the 2015 drilling program Barren Quartz Flushes were utilized as blank material to test for sample preparation cross contamination.

Several instances of sample contamination were observed, however only at low levels. The majority of the large assay values returned from blank samples can be attributed to sample placement errors. Cross contamination is very unlikely in these cases with no significant mineralisation surrounding the blank sample to cause the contamination.

11.6.2.3   Laboratory repeat Assays

During the 2015 drilling the laboratory’s routinely conducted repeat firings of original samples, which showed elevated gold results. The repeat firings showed a good correlation between the original and repeat results showing a correlation co-efficient value of 0.8536, and show no bias across the repeat sampling.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Correlation (Original Vs Repeat)
Range (ppm)
Combined	0.92
<0.20	0.71
0.21 - 0.50	0.78
0.51 - 0.70	0.68
0.71 - 1.00	1.00
1.01 - 1.40	-1.00
1.41 - 5.00	0.61
>5.01	-

TABLE 11-8 ESMERALDA DEPOSIT ORIGINAL ASSAY VS REPEAT ASSAYS CORRELATION BETWEEN GRADE RANGES FOR LAB REPEATS, AU G/T

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

							Absolute
						Average	Average

R - CHART					% Diff.	% Diff	% Diff
Range (ppm.)	# of Assays	% of Total #	Mean Original	Mean Repeat	Between Means	Between Assays	Between Assays	S.D.
<0.20	28	50%	0.07	0.07	-3.23%	-6.04%	39.66%	0.06
0.21 - 0.50	11	20%	0.35	0.35	-0.44%	-25.24%	34.89%	0.09
0.51 - 0.70	5	9%	0.58	0.56	-4.18%	1.48%	4.36%	0.07
0.71 - 1.00	2	4%	0.81	0.85	5.08%	-12.17%	22.37%	0.10
1.01 - 1.40	2	4%	1.16	1.16	0.00%	-21.75%	27.06%	0.13
1.41 - 5.00	7	13%	2.41	2.87	16.03%	-3.87%	30.39%	0.72
>5.01	0	-	-	-	-	-	-	-
TOTAL	56	100%	0.57	0.63	10%	-2.39%	44.02%	0.82

TABLE 11-9 ESMERALDA DEPOSIT TABLE OF STASTICS FOR 2015 LAB REPEATS, AU G/T

Tables 11-8 and 11-9 summarize the performance of the laboratory repeats across selected grade ranges.

11.6.2.4   Inter-Lab Repeats

A series of inter laboratory repeats was conducted from the RC drilling completed in 2015. A selection of 82 samples including standards were prepared and assayed at NAL, with the pulps sent to ALS for re-assay. Figure 11-16 summarizes the results from the check sample program.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

A very good correlation can be seen between the original NAL samples and the repeated ALS samples, with a correlation coefficient of 0.983 giving confidence to the accuracy of the assay results received from both labs.

Correlation (Original Vs Repeat)
Range (ppm)
Combined	0.992
<0.20	0.899
0.21 - 0.50	0.802
0.51 - 0.70	-0.866
0.71 - 1.00	-1.000
1.01 - 1.40	0.991
1.41 - 5.00	0.908
>5.01	-

TABLE 11-10 ESMERALDA DEPOSIT ORIGINAL ASSAY VS REPEAT ASSAYS CORRELATION BETWEEN
GRADE RANGES FOR INTER -LABRATORY CHECKS

							Absolute
						Average	Average
R - CHART					% Diff.	% Diff	% Diff
Range	# of	% of	Mean	Mean	Between	Between	Between
(ppm.)	Assays	Total #	Original	Repeat	Means	Assays	Assays	S.D.
<0.20	18	30%	0.12	0.09	-41.14%	-55.79%	59.71%	0.04
0.21 - 0.50	24	39%	0.34	0.31	-9.27%	-21.62%	24.83%	0.09
0.51 - 0.70	3	5%	0.58	0.57	-1.16%	-15.33%	15.33%	0.02
0.71 - 1.00	2	3%	0.77	0.98	21.94%	-13.47%	13.47%	0.04
1.01 - 1.40	4	7%	1.05	1.15	8.48%	0.68%	3.75%	0.06
1.41 - 5.00	8	13%	1.93	2.01	4.29%	4.46%	7.64%	0.40
>5.01	0	-	-	-	-	-	-	-
TOTAL	61	100	0.56	0.45	-24%	-4.06%	42.83%	0.61

TABLE 11-11 ESMERALDA DEPOSIT SUMMARY OF STASTICS FOR 2015 INTER-LABRATORY CHECK SAMPLES

Table 11-10 and Table 11-11 summarize the performance of the inter-laboratory check samples across selected grade ranges.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

11.6.2.5   Opinions on Sampling, Security and Analysis Procedure

It is the opinion of the author that all sampling and QA/QC from the Esmeralda deposit is of a sufficient standard for use in these mineral resource and mineral reserve estimates.

There are several issues observed in the standard and blank performance, however, it is not expected that it will have a material impact on the performance of the mineral resource estimation.

11.6.2.6   Recommendations

It is recommended that several areas be improved in the future regarding the use of QA/QC from the performance of the drilling at the Esmeralda deposit:

  Check sample submission accuracy including placement and standard type needs to be improved.
  Increased scrutiny of results on assay return.
  Check samples, which fail to pass QA/QC standards need to be addressed immediately and re- tested if required.
  Development of a standardized assessment tool for all QA/QC.
  Monthly QA/QC reports and Laboratory performance meetings be implemented.
11.6.3 UNION REEFS

Quality Assurance and Quality Control (QA/QC) procedures for Union Reefs include insertion of control samples (standards) and barren quartz flushes (BQF), inter-laboratory pulp checks and submission of sample duplicates. RC duplicates are produced from splitting the original sample straight from the rig mounted cone splitter. Diamond core duplicates are sent as a quarter core sample from the original sample interval. Blanks are generally inserted in the sample stream every 20 samples.

	Diamond	% of total	RC	% of total
Samples	12,806	67.41%	4,418	64.63%
Blanks	621	3.27%	85	1.24%
BQFs	167	0.88%	231	3.38%
Duplicates	75	0.39%	163	2.38%
Repeats	3,083	16.23%	1,100	16.09%
Standards	408	2.15%	52	0.76%
Lab standards	979	5.15%	353	5.16%
Umpire lab repeats	406	2.14%	434	6.35%
Screen fire assay	31	0.16%	0	0.00%
Total QA/QC	6,191	32.59%	2,418	35.37%
Total Samples	18,997	100.00%	6,836	100.00%

TABLE 11- 12 RATE OF QA/QC SAMPLING FOR UNION REEFS RC AND DIAMOND DRILLING

11.6.3.1   Standards

Certified standards are submitted to the laboratory on a regular basis. A standard is inserted into every batch every 117 samples during the RC program and every 26 samples during the diamond drilling samples (or less). There were initially three standards across all ranges used during the RC drilling program and five standards across all ranges used during the diamond drilling program.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Each standard for each drill type is charted chronologically to check for compliance and any progressive trends, which may be apparent. An Example of the chart used to chronologically check the standards is below.

Overall, for Union Reefs 408 standards were inserted for the 12,806 samples taken for the diamond with 52 standards inserted into the RC program total of 4,418 sample program. 979 lab standards were included in the diamond program with 353 lab standards in the RC program. This equates to around 1 in 13.6 samples for the diamond program being a standard.

Standard:	ST48/9278
Recommended value:	4.55
Mean Result:	4.53
% diff std v RV:	-0.4
Standard Deviation:	0.11
Number of Assays:	24
No > -2SD:	0
No > +2SD:	1
% + - SD:	95.8

TABLE 11-13 UNION REEFS STANDARD ST48/9278 COMPLIANCE TABLE

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

11.6.3.2   Blanks

Blank materials included in the sample stream were derived from several sources including barren core, barren coarse rejects, crushed Bunbury Basalt (from Gannet Holding Pty Ltd), referred to in this report as “blank”). Blank results above 0.02ppm Au are queried and any issues resolved. Results are chronologically charted to visually check compliance. Below is an example of the blanks charts used.

In the Union Reefs program it was recognized in the early days that the blank material was returning higher results than was ideal. It was determined this was due to the high-grade gold samples previously sampled smearing across the sample. Therefore through the program a blank quartz flush (BQF) sample was always submitted after an expected high-grade intersection, this was then followed by a blank sample. This quartz flush improved the sample quality for the program.

A total of 622 blanks were taken for Union Reefs with 82.6% of sample results returning at or below 0.02ppm Au (Figure 11-18). This is actually a poor result but was the factor of inserting blanks after every higher grade hit. Once the BQF was regularly inserted the overall results of improved. A total of nearly 96% of all sample reults returned were below 0.1g/t Au, which is more acceptable. This issue needs constant monitoring as it could have a significant impact of the mineral resource estimate.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

11.6.3.3   Laboratory Duplicate Assays

Relative precisions have been used to analyze the precision of duplicate samples. The relative precision is a measure of dissimilarity, that is, if both distributions are exactly the same, this value will equal zero increases as the distributions become more dissimilar.

In this report, relative precision has been calculated using all data pairs for the ranges of below detection; <0.01ppm to 0.2ppm Au, 0.21 to 0.5ppm Au, 0.51 to 0.7ppm Au, 0.71 to 1ppm Au, 1.01 to 1.4ppm Au, 1.41 to 5ppm Au and >5ppm Au. This is to isolate the large conditional variance of errors associated with assay determinations near both lower and upper analytical detection limits and to selectively analyze results within these set ranges.

An example of the analysis tables is given in Table 11-14.

Type of Repeat	Union Reefs DD NAL FA50 Total Program
Mean Original Results	2.17
Mean Repeat Results	1.44
No of Assays	75
Sd:	5.56
Sum of Differences	54.62
Sum of Diff*Diff:	2288.13
Mean Difference	0.73
% Results within + or - 2 SD :	99
Results within 10% Precision Level	32
Ave. Absolute % Difference	111
% Assays Original < or = Repeat:	64

TABLE 11-14 UNION REEFS DIAMOND DUPLICATE ANALYSIS TABLE

CORRELATION Original vs Repeat Range (ppm)
Combined	0.589
<0.20	0.411
0.21 - 0.50	-0.710
0.51 - 0.70	1.000
0.71 - 1.00	0.716
1.01 - 1.40	0.101
1.41 - 5.00	0.693
>5.01	0.071

TABLE 11-15 UNION REEFS DIAMOND PROGRAM DUPLICATE CORRELATION TABLE

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

							total error

						bias	Absolute

					bias	Average	Average
R - CHART					% Diff.	% Diff	% Diff
Range	# of	% of	Mean	Mean	Between	Between	Between
(ppm)	Assays	Total #	Original	Repeat	Means	Assays	Assays	S.D.
<0.20	46	61	0.06	0.21	-258.4	-99.25	122	0.94
0.21 - 0.50	4	5	0.36	0.97	-173.2	-238.94	256	1.43
0.51 - 0.70	2	3	0.53	0.18	66.7	66.7	67	0.49
0.71 - 1.00	4	5	0.77	1.18	-52.8	-50.43	69	0.81
1.01 - 1.40	4	5	1.25	1.60	-27.9	-28.04	74	1.21
1.41 - 5.00	9	12	2.68	1.83	31.8	37.62	52	1.56
>5.01	6	8	20.87	11.09	46.8	17.28	89	21.05
TOTAL:	75	100	2.17	1.44	33.6	-18.9	111	5.56

TABLE 11- 16 DUPLICATE R TABLE UNION REEFS DIAMOND PROGRAM

A chart (Figure 11-19) for each correlation range is produced to visually assess any correlation bias.

One hundred and sixty three RC duplicate samples were taken with 91 returning results below the detection limit. Fifty eight percent of all samples were within the 30% precision level, a reflection of the nuggetty nature of the deposit. Seventy-five diamond duplicate samples were taken with 20 returning results below the detection limit. Forty six percent of samples fell within the 30% precision level.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

11.6.3.4   Inter-Laboratory Repeats

Inter-laboratory repeats were taken for both RC and diamond drilling with pulp material sent to umpire lab ALS in Perth for assay. Results were compared to original assay results for each area and each umpire lab separately. An example of the tables and charts used to analyze each drill type and umpire lab is given in Table 11-17, Table 11-18, Table 11-19 and Figure 11-20.

Type of Repeat	Union Reefs DD NAL: ALS June 2011 to End of Program
Mean Original Results	14.94
Mean Repeat Results	7.84
No of Assays	186
Sd:	84.2.9
Sum of Differences	1321.92
Sum of Diff*Diff:	1314295.56
Mean Difference	7.11
% Results within + or - 2 SD :	99
Results within 10% Precision Level	37
Ave. Absolute % Difference	38
% Assays Original < or = Repeat:	56

TABLE 11-17 UNION REEFS DIAMOND NAL:ALS INTER- LABORATORY REPEAT SUMMARY TABLE

CORRELATION Original vs Repeat Range (ppm)
Combined	0.928
<0.20	0.498
0.21 - 0.50	0.519
0.51 - 0.70	0.324
0.71 - 1.00	0.359
1.01 - 1.40	-0.133
1.41 - 5.00	0.830
>5.01	0.611

TABLE 11-18 UNION REEFS DIAMOND INTER-LABRATORY REPEATS CORRELATION TABLE NTEL: ALS

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

							total error

						bias	Absolute

					bias	Average	Average
R - CHART					% Diff.	% Diff	% Diff
Range	# of	% of	Mean	Mean	Between	Between	Between
(ppm)	Assays	Total #	Original	Repeat	Means	Assays	Assays	S.D.
<0.20	13	7	0.13	-0.02	114.5	-162.99	200	0.08
0.21 - 0.50	24	13	0.39	-0.05	112.8	-8.99	26	0.34
0.51 - 0.70	11	6	0.69	-0.07	109.9	-10.51	29	0.31
0.71 - 1.00	17	9	0.86	-0.01	100.9	0.08	35	0.45
1.01 - 1.40	14	8	1.26	-0.01	101.0	-2.15	18	0.34
1.41 - 5.00	54	29	3.14	-0.33	110.6	-11.10	21	0.95
>5.01	53	28	23.34	25.33	-8.5	-2.05	29	158.98
TOTAL:	186	100	14.94	7.84	47.6	-11.5	38	84.29

TABLE 11-19 NAL:ALS INTER-LABRATORY REPEAT R TABLE UNION REEFS DIAMOND PROGRAM

11.6.3.5   Screen Fire Assays

A selection of samples for Screen Fire assays were taken for the Union Reefs area to assess the variable character of the mineralization and to assess why samples logged with visible gold were returning unexpectedly low gold results. Thirty one samples were taken with the results (Figure 11-21) of the screen fire assays demonstrating no systematic underestimation of grade. The samples showed high variability across all grade ranges.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

11.6.3.6   Opinions on Sampling, Security and Analysis Procedure

Due to the nugget nature of the Prospect mineralization it is important that the quality of the sampling and analysis is monitored closely. The use of predominately diamond drilling in the mineral resource estimate will assist with any estimation process. There were several issue noted during the program which were identified and rectified before data was entered into the database. Another advantage of using diamond drilling was that if there were issues with the sampling the second half of core could be used to validate data.

Some of the issues noted during the drilling program are noted below:

•

There are some errors in the datasets. Typographical errors, wrong standards, recorded/sent to the lab, obvious swaps in the databases. These errors are collaborative from both the laboratories and the database operator.

•	ALS and NAL report lab standards while NTEL do not.

•	Outright errors should not be appearing in the database (standards and replicates).

•	Proper control charting methods should be applied to fire assay batches that indicate standards outside proper control limits.

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December 2015	Northern Territory Property

•	The use of blanks in the Prospect mineralization is incredibly important and needs to be monitored regularly.

•

A significant amount of historic data exists in both digital and hard copy format. This material needs to be checked against the database to ensure accuracy. Reviews have been completed on previous QA/QC reports giving the Author confidence in the previous work completed.

It is of the opinion of the Authors that the sampling preparation, analysis and security procedures are all adequate for use in these mineral resource and mineral reserve estimates.

11.6.3.7   Recommendations

The results from the QA/QC analysis of drilling have indicated a good level of confidence in assay grades for use in the mineral resource model. The following recommendations for improvements in the current procedures are:

•	Regular site visits to the laboratory as required.

•	Monitor the performance of the Blanks and Quartz flushes to ensure mineralization is not smeared through the mineralization.

•	An immediate follow up with the laboratory when controls fail.

•	Inter-laboratory repeats to meet or exceed a rate of 1:20 to original samples. These are to be performed on a regular basis and not at the end of a program.

•	Assay results to be thoroughly assessed for errors prior to loading.

•	Conducting an analysis on barren core that is re-used to serve as blanks for future batches.

•	Regular tracking of QA/QC compliance.

•	Monthly reporting of QA/QC performance and data.

11.6.4 INTERNATIONAL DEPOSIT

Quality Assurance and Quality Control (QA/QC) procedures for the International drilling programs include insertion of control samples (standards) and barren quartz flushes (BQF), inter-laboratory pulp checks and submission of sample duplicates. RC duplicates are produced from splitting the original sample straight from the rig mounted cone splitter. Diamond core duplicates are sent as a quarter core sample from the original sample interval. Blanks are generally inserted in the sample stream every 20 samples.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

	International Diamond	% of total	X: Samples

Samples	440	62.86%	1:1
Blanks	26	3.71%	1:17
BQFs	0	0%	0
Duplicates	9	1.29%	1:49
Repeats	149	21.29%	1:3
Standards	16	2.29%	1:27
Lab standards	33	4.71%	1:13
Umpire lab	27	3.86%	1:16
Screen fire	0	0	0
Total QA/QC	260	37.14%	1:1.7
Total	700	100.00%

TABLE 11-20 RATE OF QA/QC SAMPLING FOR INTERNATIONAL DEPOSIT DIAMOND DRILLING

11.6.4.1   Standards

Certified standards are submitted to the laboratory on a regular basis. A standard is inserted into every batch every 26 samples during the diamond drilling samples (or less). There were five standards across all ranges used during the diamond drilling program.

Each standard for each drill type is charted chronologically to check for compliance and any progressive trends, which may be apparent. An Example of the chart used to chronologically check the standards is below.

Overall, for International 16 standards were inserted for the 440 samples taken for the sample program. 33 lab standards were included in the diamond program. This equates to around 1 in 9 samples for the diamond program being a standard.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Standard:	ST08/8225
Recommended value:	0.33
Mean Result:	0.32
% diff std v RV:	-3.8
Standard Deviation:	0.01
Number of Assays:	4
No > -2SD:	0
No > +2SD:	0
% + - 2SD:	100.0

TABLE 11-21 INTERNATION STANDARD ST08/8225 COMPLIANCE TABLE

11.6.4.2   Blanks

Blank materials included in the sample stream were derived from several sources including barren core, barren coarse rejects, crushed Bunbury Basalt (from Gannet Holding Pty Ltd, referred to in this report as “blank”). Blank results above 0.02ppm Au are queried and any issues resolved. Results are chronologically charted to visually check compliance. Below is an example of the blanks charts used.

As only a limited number of samples were submitted for the International drill program only a limited number of blanks we submitted and reported. In the results seen below a few blanks came back with elevated grades with 4 returning results higher than 0.03g/t Au, but not were higher than 0.1g/t Au. It is recommended that this is continually monitored to ensure higher grade intercepts do not contaminate subsequent samples.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

11.6.4.3   Laboratory Duplicate Assays

Relative precisions have been used to analyze the precision of duplicate samples. The relative precision is a measure of dissimilarity, that is, if both distributions are exactly the same, this value will equal zero increases as the distributions become more dissimilar.

Newmarket Gold reports relative precision as being calculated using all data pairs for the ranges of below detection <0.01ppm to 0.2ppm Au, 0.21 to 0.5ppm Au, 0.51 to 0.7ppm Au, 0.71 to 1ppm Au, 1.01 to 1.4ppm Au, 1.41 to 5ppm Au and >5ppm Au. This is to isolate the large conditional variance of errors associated with assay determinations near both lower and upper analytical detection limits and to selectively analyze results within these set ranges.

An example of the analysis tables for each deposit and drill type is given in Table 11-22.

Type of Repeat	International DD NAL Duplicate FA50
Mean Original Results	0.24
Mean Repeat Results	0.25
No of Assays	8
Sd:	0.12
Sum of Differences	-0.13
Sum of Diff*Diff:	0.10
Mean Difference	-0.02
% Results within + or - 2 SD :	34
Results within 10% Precision Level	15
Ave. Absolute % Difference	38
% Assays Original < or = Repeat:	24

TABLE 11- 22 INTERNATIONAL DIAMOND DUPLICATE ANALYSIS TABLE

Correlation Original vs Repeat
Range (ppm)
Combined	0.959
<0.20	0.694
0.21 - 0.50	-
0.51 - 0.70	-
0.71 - 1.00	-
1.01 - 1.40	-
1.41 - 5.00	-
>5.01	-

TABLE 11-23 INTERNATION DUPLICATE TABLE

A chart for each correlation range is produced to visually assess any correlation bias.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Eight diamond duplicate samples were taken with three being below the detection limit. Seventy five percent of all samples were within the 30% precision level, a reflection of the disseminated nature of the deposit as well as the small number of samples taken.

11.6.4.4   Inter-Lab Repeats

Inter-lab repeats were taken for the International diamond drilling with pulp material sent to umpire lab ALS in Perth for assay. Results were compared to original assay results for each area and each umpire lab separately. An example of the tables and charts used to analyze each drill type and umpire lab is given below.

TYPE OF REPEAT:	International DD NAL: ALS 2012
Mean Original Results	1.15
Mean Repeat Results	1.30
No of Assays	25
Sd:	0.65
Sum of Differences	-3.76
Sum of Diff*Diff:	10.16
Mean Difference	-0.15
% Results within + or - 2 SD :	96
Results within 10% Precision Level	56
Ave. Absolute % Difference	20
% Assays Original < or = Repeat:	56

TABLE 11-24 INTERNATION DIAMOND INTER-LAB REPEAT SUMMARY TABLE NAL:ALS

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December 2015	Northern Territory Property

Correlation Original vs Repeat
Range (ppm)
Combined	0.928
<0.20	1.000
0.21 - 0.50	0.713
0.51 - 0.70	0.824
0.71 - 1.00	0.996
1.01 - 1.40	0.455
1.41 - 5.00	0.809
>5.01	-

TABLE 11-25 INTERNATION DIAMOND NTEL:ALS INTER- LAB REPEATS CORELATION TABLE

							total error

						bias	Absolute

					bias	Average	Average
R -
CHART					% Diff.	% Diff	% Diff
Range	# of	% of	Mean	Mean	Between	Between	Between
(ppm.)	Assays	Total #	Original	Repeat	Means	Assays	Assays	S.D.
<0.20	2	8	0.15	0.21	-41.4	-49.24	49	0.09
0.21 - 0.50	7	27	0.33	0.37	-11.5	-10.18	17	0.09
0.51 - 0.70	4	15	0.59	0.69	-16.0	-15.07	20	0.18
0.71 - 1.00	4	15	0.87	0.88	-0.3	0.00	6	0.04
1.01 - 1.40	3	12	1.27	1.19	6.3	6.53	18	0.31
1.41 - 5.00	6	23	2.80	3.34	-19.4	-15.15	21	1.40
>5.01	0	0	-	-	-	0.00	-	0.00
TOTAL :	26	100	1.15	1.30	-13.1	-1.0	20	0.64

TABLE 11-26 NAL:ALS INTER-LABS REPEAT R TABLE INTERNATIONAL DIAMOND PROGRAM

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

11.6.4.5   Opinions on Sampling, Security and Analysis Procedure

The two laboratories used by Newmarket Gold for International analytical work offer different preparation techniques with the 50g fire assay by NAL and a 30g fire assay by ALS. The following summarizes findings with respect to assay work from the three independent laboratories:

  NAL and ALS both report lab standards.
  Seems to be a potential issue with repeatability of assay results in the 1 to 1.4g/t range looking at interlab repeats. This will need to be monitored as is a factor in just 3 samples
  Outright errors should not be appearing in the database (standards and replicates).
  Proper control charting methods should be applied to fire assay batches that indicate standards outside proper control limits.
  The insertion of Barren Quartz flush material after expected high grade has not been undertaken.

It is of the opinion of the Authors that the sampling preparation, analysis and security procedures are all adequate for use in these mineral resource and mineral reserve estimates.

11.6.4.6   Recommendations

The results from the QA/QC analysis of drilling have indicated a good level of confidence in assay grades for use in the mineral resource model. The following recommendations for improvements in the current procedures are:

  An immediate follow up with the laboratory when controls fail.
  An increase in the regularity of standards inserted to the desired 1:25 rate as was only 1:27 for this program.
  Assay results to be thoroughly assessed for errors prior to loading.
  Conducting an analysis on barren core that is re-used to serve as blanks for future batches.
  Insertions of barren quartz flush material after samples of expected high grade.
  Regular tracking of QA/QC compliance.
  Conduct further lab checks on samples around the economic cut-off grades of 0.5-1.5g/t
11.6.5 RISING TIDE AND YAM CREEK

Quality Assurance and Quality Control (QA/QC) procedures for the Rising Tide and Yam Creek drilling programs include insertion of control samples (standards) and barren quartz flushes (BQF), inter-laboratory pulp checks and submission of sample duplicates. RC duplicates are produced from splitting the original sample straight from the rig mounted cone splitter. Diamond core duplicates are sent as a quarter core sample from the original sample interval. Blanks are inserted in the sample stream every 20 samples.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

	Rising Tide RC	% of total	Yam Creek RC	% of total	Yam Creek Diamond	% of total
Samples	6,568	69.42%	2,380	72.47%	361	77.80%
Blanks	146	1.54%	52	1.58%	11	2.37%
BQFs	0	0.00%	0	0.00%	0	0.00%
Duplicates	278	2.94%	101	3.08%	0	0.00%
Repeats	1,415	14.96%	490	14.92%	66	14.22%
Standards	262	2.77%	88	2.68%	10	2.16%
Lab standards	475	5.02%	173	5.27%	16	3.45%
Umpire lab repeats	317	3.35%	0	0.00%	0	0.00%
Screen fire assay	0		0		0	0.00%
Total QA/QC	2893	30.58%	904	27.53%	103	22.20%
Total Samples	9,461	100.00%	3,284	100.00%	464	100.00%

TABLE 11-27 RATE OF QA/QC SAMPLING FOR RISING TIDE & YAM CREEK RC AND DIAMOND DRILLING

11.6.5.1   Standards

Certified standards are submitted to the laboratory on a regular basis. A standard is inserted into every batch every 117 during the RC program and every 26 samples during the diamond drilling samples (or less). There were initially three standards across all ranges used during the RC drilling program and five standards across all ranges used during the diamond drilling program.

Each standard for each drill type is charted chronologically to check for compliance and any progressive trends, which may be apparent. An example of the chart used to chronologically check the standards is below.

Overall, for Rising Tide, 262 standards were inserted for the 6,568 samples taken for the RC program. A total of 317 lab standards were inserted.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Standard:	ST43/7370
Recommended value g/t Au:	3.37
Mean Result g/t Au:	3.32
% diff std v RV:	-1.5
Standard Deviation:	0.06
Number of Assays:	6
No > -2SD:	0
No > +2SD:	0
%=-2SD:	100.0

TABLE 11-28 RATE OF QA/QC SAMPLING FOR RISING TIDE & YAM CREEK RC AND DIAMOND DRILLING

11.6.5.2 BLANKS

Blank materials included in the sample stream were derived from several sources including barren core, barren coarse rejects, crushed Bunbury Basalt (from Gannet Holding Pty Ltd, referred to in this report as “blank”). Blank results above 0.02ppm Au are queried and any issues resolved. Results are chronologically charted to visually check compliance. Below is an example of the blanks charts used.

A total of 146 blanks were taken for Rising Tide with 99.3% of samples returning values at or below 0.02ppm Au. A total of 52 blanks were taken for the Yam Creek RC program with all samples returning at or below 0.02ppm. A total of 11 blanks were taken for the diamond program with one sample recording above 0.02ppm Au (0.03ppm) .

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

11.6.5.3   Laboratory Duplicate Assays

Relative precisions have been used to analyze the precision of duplicate samples. The relative precision is a measure of dissimilarity, that is, if both distributions are exactly the same, this value will equal zero increases as the distributions become more dissimilar.

In this report, relative precision has been calculated using all data pairs for the ranges of below detection (<0.01ppm) to 0.2ppm Au, 0.21 to 0.5ppm Au, 0.51 to 0.7ppm Au, 0.71 to 1ppm Au, 1.01 to 1.4ppm Au, 1.41 to 5ppm Au and >5ppm Au. This is to isolate the large conditional variance of errors associated with assay determinations near both lower and upper analytical detection limits and to selectively analyze results within these set ranges.

An example of the analysis tables for each deposit and drill type is given in Table 11-29, Table 11-30, Table 11-31 and Figure 11-28:

ANALYSIS OF REPEAT SAMPLES

Rising Tide NAL FA50 Total
TYPE OF REPEAT:	Program
MEAN ORIGINAL RESULTS
g/t Au:	0.25
MEAN REPEAT RESULTS g/t
Au:	0.17
NO of ASSAYS:	278
Sd:	1.46
SUM of DIFFERENCES:	22.62
SUM of DIFF*DIFF:	592.87
MEAN DIFFERENCE:	0.08
% RESULTS within + or - 2 SD :	99
RESULTS within 30%
PRECISION LEVEL:	71
AVE. ABSOLUTE %
DIFFERENCE:	35
% ASSAYS ORIGINAL < or = REPEAT:	84

TABLE 11-29 RISING TIDE RC DUPLICATE ANALYSIS TABLE

CORRELATION Original vs Repeat
Range (Au ppm)
Combined	0.484
<0.20	0.821
0.21 - 0.50	0.826
0.51 - 0.70	-0.329
0.71 - 1.00	-
1.01 - 1.40	0.670
1.41 - 5.00	0.710
>5.01	1.000

TABLE 11-30 RISING TIDE RC DUPLICATE CORRELATION TABLE

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

							total error

						bias	Absolute

					bias	Average	Average
R - CHART					% Diff.	% Diff	% Diff
Range	# of	% of	Mean	Mean	Between	Between	Between
(Au ppm.)	Assays	Total #	Original	Repeat	Means	Assays	Assays	S.D.
<0.20	250	90	0.02	0.00	101.4	-17.32	36	0.02
0.21 - 0.50	12	4	0.33	-0.02	104.7	-1.17	27	0.11
0.51 - 0.70	4	1	0.70	-0.11	116.1	-20.49	36	0.28
0.71 - 1.00	1	0	0.41	0.34	17.1	45.33	45	-
1.01 - 1.40	3	1	1.16	0.03	97.1	2.62	5	0.11
1.41 - 5.00	6	2	4.41	-0.86	119.4	-16.46	40	2.82
>5.01	2	1	1.87	14.01	-651.2	86.55	87	23.50
TOTAL:	278	100	0.25	0.17	33.0	-15.5	35	1.46

TABLE 11-31 RISING TIDE DUPLICATE TABLE

 A CHART FOR EACH CORRELATION RANGE IS PRODUCED TO VISUALLY ASSESS ANY CORRELATION BIAS.

Rising Tide

A total of 278 duplicate samples were taken for Rising Tide with 167 returning values below the detection limit. A total of 71% of duplicate samples were within the 30% precision limit.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Yam Creek

A total of 101 duplicate samples were taken from Yam Creek with 53% falling within 30% of the precision level, reflecting the coarse gold nature of the deposit. Forty-four of the original samples returned values below the detection limit. No duplicates were taken for the two Yam Creek diamond holes drilled.

11.6.5.4   Inter-Lab Repeats

Inter-lab repeats were taken for both RC and diamond drilling with pulp material sent to umpire lab ALS in Perth for assay. Results were compared to original assay results for each area and each umpire lab separately. An example of the tables and charts used to analyze each drill type and umpire lab is given in Tables 11-32, Table 11-33, Table 11-34 and Figure 11-29.

ANALYSIS OF INTERLAB REPEAT SAMPLES

TYPE OF REPEAT:	Rising Tide RC NAL FA50 ALS Au-AA25
MEAN ORIGINAL RESULTS g/t Au:	1.17
MEAN REPEAT RESULTS g/t Au:	1.12
NO of ASSAYS:	219
Sd:	0.01
SUM of DIFFERENCES:	10.51
SUM of DIFF*DIFF:	0.03
MEAN DIFFERENCE:	0.05
% RESULTS within + or - 2 SD :	36
RESULTS within 5% PRECISION LEVEL:	15
AVE. ABSOLUTE % DIFFERENCE:	28
% ASSAYS ORIGINAL < or = REPEAT:	45

TABLE 11-32 RISING TIDE RC INTER-LAB REPEAT SUMMARY TABLE NTEL:ALS

CORRELATION Original vs Repeat

Range (Au ppm)
Combined	0.718
<0.20	0.724
0.21 - 0.50	0.706
0.51 - 0.70	0.249
0.71 - 1.00	0.427
1.01 - 1.40	0.044
1.41 - 5.00	0.788
>5.01	-0.149

TABLE 11-33 RISING TIDE INTER-LAB REPEATS CORRELATION TABLE NTEL:ALS

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

							total error
						bias	Absolute

					bias	Average	Average
R - CHART					% Diff.	% Diff	% Diff
Range	# of	% of	Mean	Mean	Between	Between	Between
(ppm.)	Assays	Total #	Original	Repeat	Means	Assays	Assays	S.D.
<0.20	30	14	0.13	0.14	-5.2	-1.8	30	0.06
0.21 - 0.50	51	23	0.35	0.34	5.0	5.9	20	0.10
0.51 - 0.70	30	14	0.60	0.71	-18.8	-17.1	44	0.73
0.71 - 1.00	25	11	0.86	0.77	10.9	11.8	30	0.37
1.01 - 1.40	24	11	1.17	1.31	-12.0	-12.8	29	0.57
1.41 - 5.00	54	25	2.35	2.32	1.2	0.8	21	0.70
>5.01	5	2	7.80	5.26	32.6	28.1	63	7.12
TOTAL	219	100	1.17	1.12	4.1	-0.1	28	1.08

TABLE 11-34 NTEL: ALS INTER-LAB REPEAT R TABLE RISING TIDE RC PROGRAM

11.6.5.5   Opinions on Sampling, Security and Analysis Procedures

The laboratories used by Crocodile Gold for the Burnside deposits offer different preparation techniques with the 30g fire assay by NTEL and a 30g fire assay by ALS and 50g fire assay for NAL. The following summarizes findings with respect to assay work from the three independent laboratories:

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property
  There are numerous errors in the database. Typographical errors, wrong standards, recorded/sent to the lab, obvious swaps in the databases. These errors are collaborative from both the laboratories and the database operator.
  ALS report lab standards while NTEL do not.
  Outright errors should not be appearing in the database (standards and replicates).
  Proper control charting methods should be applied to fire assay batches that indicate standards outside proper control limits.
  The lack of blanks inserted prior to sample submission needs to be addressed.

It is of the opinion of the Authors that the sampling preparation, analysis and security procedures are all adequate for use in these mineral resource and mineral reserve estimates.

11.6.5.6   Recommendations

The results from the QA/QC analysis of drilling have indicated a good level of confidence in assay grades for use in the mineral resource model. The following recommendations for improvements in the current procedures are:

  An immediate follow-up with the laboratory when controls fail.
  Increase in the regularity of blank material within the sample stream with 1:50 for RC drilling and 1:20 for diamond drilling.
  An increase in the regularity of standards inserted to the desired 1:25 rate.
  Interlab repeats to meet or exceed a rate of 1:20 to original samples.
  Assay results to be thoroughly assessed for errors prior to loading.
  Conducting an analysis on barren core that is re-used to serve as blanks for future batches.
  Regular tracking of QA/QC compliance.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

12 DATA VERIFICATION

Newmarket Gold utilize specialized industry computer software to manage its drill hole and assay database and employ dedicated personnel to manage the database and apply appropriate QA/QC procedures to maintain the integrity of the data. Data is assessed for errors against standards and blanks prior to loading into the AcQuire™ database software. Data is then spatially assessed in commercially available mining software package Surpac™ for any other questionable results.

Previously, independent consultants have completed various database checks, which have not identified any reportable errors, which would have raised any concerns about the integrity of the data. During the preparation of this technical report, which has included search and lookup of assay results, generation of plans and sections and estimation of mineral resources, the Authors did not encounter any difficulties with the database; hence the Authors believe the historical data/database has been verified to a sufficient level to permit its use and have confidence in its reliability.

Wherever possible the Company has also conducted on ground checks of data, this includes the resurveying of historic drill collars and previously mined open pits. The checking of the open pits has involved the use of a surveyor with a depth sounder to test the bottom of the pit against previous pit pickups as all previously mined pits contain some surface water. This was done to ensure an accurate depletion of the mineral resource.

During the past 3-4 years a large amount of time and money reviewing all historic data in both hard and soft copy forms. This has given the Company a much better understanding of the original data that is available for cross checking and review.

In conjunction with the review of historic data, a detailed review has commenced on the QA/QC results for historic drill campaigns on currently reported mineral resources. This has included a review of the assay results and QA/QC processes for the Western Arm, Bon’s Rush and Kazi mineral resources. While these deposits were drilled more than 10 years ago there is sufficient data available to check against the information stored in the Company database. While more work is required to validate this data, through twinned holes and resampling of existing diamond core, it is of the opinion of the Author that this drilling data fulfils the requirements for reporting mineral resources. Further work is planned to add more confidence to the historic drilling data. This is the case for all Newmarket Gold mineral deposits, regardless of the generation of data used in the estimation process.

There were no limitations or failure by the Authors to verify the data in this technical report. In the opinion of the Authors such data is adequate for the purposes of this technical report.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

13 MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	UNION REEFS PROCESSING FACILITY

Acacia Resources Ltd, an entity spun out of the Shell/Billiton group, commissioned the Union Reefs facility in 1994. AngloGold Australia Ltd acquired the mine through its successful takeover bid for Acacia in December 1999. Until late 2000, Union Reefs formed one half of what was known as AngloGold’s Pine Creek operations, which also included the smaller Brocks Creek project.

The Union Reefs CIL treatment plant was commissioned with a throughput capacity of 1.25Mtpa. It included a gravity circuit to extract coarse gold. It was designed by Kinhill and commissioned in December 1994. JR Engineering carried out an upgrade in 1998 that involved the installation of a tertiary crusher, second ball mill, and two additional leach tanks.

The plant currently has a maximum capacity (depending on mineralization type) for 2.5Mtpa and is configured with three-stage crushing and two single-stage milling circuits. Prior to the plant being placed on care and maintenance in 2003, the milling rate at Union Reefs was typically 335tph at a P80 of 75µm. Plant availability was typically 96-98%.

In August 2004, and before they were acquired by GBS Australia, the Burnside JV partners purchased the Union Reefs Gold project for A$4 million on a walk-in, walk-out basis.

In August 2006, GBS Australia re-commissioned the Union Reefs plant on the larger of the two mills while leaving the other smaller ball mill in a care and maintenance state. The first source of feed material was low-grade stockpiles from Cosmo Mine and an alluvial tailings deposit from the Union Reefs site. Following commissioning, mineralization was sourced from a blended mix of oxidized and fresh underground and open pit mines.

In June 2010 Crocodile Gold announced commercial production for the Union Reefs plant, which has continued to operate since commissioning.

13.1.1 UNION REEFS PLANT OPERATIONS

Mineralization is broken to minus one meter by blasting. Any larger rocks produced from the blasting process are subsequently broken to suitable size by rock breaker. Run of Mine (“ROM”) ore is transported by truck directly to the ROM feed bin or the ROM stockpile for storage before subsequent processing.

ROM ore is crushed at a rate of up to 2.5Mtpa in a three stage crushing circuit incorporating a primary jaw crusher operating in open circuit and a secondary and tertiary cone crushers operating in closed circuit with a double deck banana screen. Crushing circuit product, at a nominal size of 12mm is conveyed to the grinding circuit via the Fine Ore Bin (“FOB”).

The FOB, with a live capacity of 2,500 tonnes, provides a buffer of approximately seven to eight hours between the crushing and grinding circuits. Ore is reclaimed via a slot feeder at a variable rate and is conveyed to the grinding circuit.

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December 2015	Northern Territory Property

As the crushing circuit capacity exceeds that of the milling circuit, crushed ore is stockpiled and fed back into the grinding circuit using a front end loader into an emergency feed hopper and feeder arrangement.

Crushed ore is ground in the grinding circuit consisting of two ANI single stage rubber lined ball mills operating in closed circuit with a nest of Warman cyclone classifiers. A proportion of ball mill discharge is directed to the gravity circuit incorporating four Knelson concentrators, two per mill. Knelson concentrator tailings report back to the mill discharge stream whilst the concentrated coarse gold is sent to the gold room for further processing.

The remainder of the mill discharge and the Knelson concentrator tailings are pumped to cyclone classifiers. The coarse underflow fraction reports back to the ball mill for further grinding whilst the fine overflow fraction (P80 75-106µm) gravitates to a single high rate thickener for density control before being pumped to the first of two leach tanks.

Cyanide is added into the two leach tanks to put the gold into solution before the material gravitates into the CIL circuit. High purity oxygen is added into the leach tanks from the Pressure Swing Absorption plant on site.

The CIL circuit, comprising seven leach/adsorption contactors is gravity fed through open launders. All tanks are agitated and aerated and are fitted with hollow shaft mechanical agitators. Barren slurry exits from the last CIL tank and gravitates to the residue treatment circuit. Activated carbon is pumped counter current to the process slurry to recover gold from solution, achieving the highest gold on carbon loading in CIL tank 1. Carbon from tank 1 is pumped to the elution circuit.

Tailings slurry is pumped to the Crosscourse pit tailings facility. Process water is recycled back from the Crosscourse pit.

The loaded carbon recovered from the CIL circuit is screened to remove pulp and subjected to a desorption stage (split AARL, 4t capacity) to remove gold as an auriferous caustic-cyanide solution from which the gold is recovered by electro winning. The stripped carbon is reactivated in a vertical kiln and returned to the CIL circuit for reuse.

Gravity gold recovered in the Knelson concentrators is periodically discharged to a settling cone located in the gold room. The gold is then intensively leached in an Acacia reactor and the pregnant solution electro-won onto steel wool.

The electro-won gold and the gravity won gold are calcined in an electric oven and smelted separately in a gas-fired furnace into doré bullion. Bars are stamped for identification and dispatched via security service to AGR at Perth International Airport.

Water is supplied from various dams strategically located to maximize catchment of run-off drainage. A dam constructed on the nearby McKinlay River provides make up water if required.

The whole plant is controlled by a CITECT process control system over an Allen Bradley PLC.

A schematic flow sheet of the plant, as currently configured, is shown below.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

13.2	METALLURGY

Sampling for metallurgical test-work is completed on an as needs basis following the direction given by the Company’s metallurgists. This may mean detailed sampling of specific ore types and at others it may be required to supply a sample that represents the overall ore type. At all times the sampling is done using procedures required by the metallurgical team and the samples would represent the material required.

While test-work is required to determine the processing ability of all ore types, the test-work is also designed to determine if any deleterious elements are within the various ore types. From all test-work completed to date on the various deposit no deleterious elements have been identified that would have a significant effect on the economic extraction of gold.

13.2.1 COSMO MINE METALLURGICAL TEST WORK

Date	Report No.	Description
2011	Ammtec A13451	Bond Work Index, Abrasion Index, Leach/Gravity Recovery, Oxygen Uptake, Mineralogy
2012	Ammtec A13605	Confirm effect of preg-robbing using various ratios of F10 Fault carbonaceous shale. Head assays, Direct and CIL cyanidation leach test work
2012	Ammtec A14523	Head analysis, gravity/cyanidation leach test, gravity/CIL leach test work
2014?	ALS A16107	Carbon composite sample analysis, head analysis, oxygen uptake, gravity/direct cyanidation leach test work

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Date	Report No.	Description
2014	ALS A15850	Head Assays, Gravity and Direct Cyanidation Leach Extraction and preg- robbing tests, Oxygen uptake test work
2015	ALS A16598	Bond Abrasion, Grind Establishment, Gravity/Direct Cyanidation and Oxygen Uptake test work

TABLE 13-1 SUMMARY OF REPORTS AVAILABLE FOR COSMO MINE METALLURGICAL TEST WORK

Since taking over the NT properties in 2010 the Company’s metallurgists have requested that ALS Metallurgy (formerly ALS Ammtec) conduct various programs of metallurgical test work on samples originating from the Cosmo Mine and other gold deposits in the area. A summary of that test work follows:

13.2.1.1   AMMTEC Study A13451- 2011

A program of metallurgical test work was carried out on two samples of gold mineralization from the Cosmo Mine. Salient test results are summarized below:

Head Assays

Comprehensive head analysis was carried out on a sub-sample of the Mill Feed Sample.

Analyte	Unit	Sample –GFF001	Sample CP011
Au Fire Assay	g/t	6.15	9.66
Au Fire Assay (duplicate)	g/t	5.5	7.61

TABLE 13-2 HEAD ASSAY RESULTS FOR COSMO MINE SAMPLES

Bond Ball Mill Work Index Determination

Each sample was tested using the standardized procedure detailed by F.C. Bond to determine the Bond Ball Mill Work Indices of the samples at a closing screen size of 106µm.

Sample	Micrometers		Gbp (g/rev)	Test Aperture Pi (•m)	Bond Ball Mill Work Index (kWh/t)
	F80	P80
GFG001	3001	81	0.752	106	22.9
CP011	2925	78	0.839		20.4

TABLE 13-3 COSMO MINE RESULTS OF BOND WORK INDEX TEST WORK

Bond Abrasion Index Determination

Each sample was tested to determine the abrasion index value using the standard procedure developed by F.C. Bond. A summary of results is presented below:

Sample	Feed Particle Size (mm)	Bond Abrasion Index (Ai)
GFG001	-19.0+12.7	0.2136
CP011		0.2535

TABLE 13-4 COSMO MINE BOND ABRASION INDEX RESULTS

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December 2015	Northern Territory Property

Gravity Separation/Cyanidation Time Leach Test Work

A gravity separation/direct cyanidation leach test was conducted on the samples, at the nominated grind P80 80µm.

Composite Identity	Test No.	Grind Size P80 (µm)	Direct Cyanidation Extraction % Au/hr @ Hours						Consumption (kg/t)
			Gravity %	4	8	12	24	36	Lime	NaCN
CFG001	MA102	80	63.6	91.6	94.7	95.5	95.3	96.3	0.79	0.83
CP001	MA103		75.5	91.8	94.4	94.4	94.4	94.6	1.21	0.65

TABLE 13-5 GRAVITY/DIRECT CYANIDATIOIN LEACH TEST WORK ON COSMO ORE

Direct Cyanidation Time Leach Test work

A single direct cyanidation time leach test was conducted on the samples, at the nominated grind of P80 80µm.

Composite Identity	Test No.	Grind Size P80 (µm)	% Au Direct Cyanidation Extraction % Au/hr @ Hours						Consumption (kg/t)
			2	4	8	12	24	36	Lime	NaCN
CFG001	MA114	80	48.3	72.0	87.3	91.4	88.6	95.8	0.95	0.76
CP001	MA115		53.5	75.5	93.3	97.5	98.1	97.5	1.22	0.83

TABLE 13-6 DIRECT CYANIDATION TIME LEACH RESULTS ON COSMO ORE

Mineralogy

Quantitative automated mineralogical investigations were conducted on gravity concentrates and tailing for each composite. The small number of detected grains of interest doesn’t allow a comprehensive characterization of gold-silver mineralization of the analyzed samples.

Summary of the Detected Gold-Silver Minerals in the Concentrates
Product	No. of Particles	No. of Grains	Dominant Mineral Phase	Dominant Liberation Type by Mass	Qualitative Sizing
CPO11 Knelson Con	2	2	(Argentian) Native Gold	Free (Liberated)	Coarse
CGF001 Knelson Con	1	1	Argentian Native Gold	Encapsulated	Very Fine

TABLE 13-7 MINERALOGY OF COSMO ORE

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December 2015	Northern Territory Property

Oxygen Uptake Rate Determination

A 2.0kg sub-sample of each sample was ground to P80 of 80µm. The freshly milled slurry sample was utilized to determine the oxygen uptake characteristics of the sample. The test procedure described by G.M. Fraser was utilized.

Time (hours)	Oxygen Uptake Rate* (mg/l/min)
	GFG001	CP011
0**	-0.1770	-0.0505
1	-0.0723	-0.0694
2	-0.1831	-0.0470
3	-0.0507	-0.0726
4	-0.1341	-0.0469
5	-0.0845	-0.0520
6	-0.0828	-0.0328
24	-0.0371	-0.0311

* Ambient temperature **Baseline data prior to aeration

TABLE 13-8 RESULTS OF OXYGEN UPTAKE TESTING COSMO MINE ORE

13.2.1.2   AMMTEC Study A13605 - 2012

A program of metallurgical test work was carried out on composites created from ore samples, originating from Cosmo Mine. Two carbonaceous shale samples were combined with a retrieved Cosmo sample (ALS Ammtec Test Program No. A13451), which displayed varying amounts of carbon.

Head Assays

Sample	Au (g/t)	Au Repeat (g/t)	CTotal (%)	COrganic (%)
A72026 - Fault 10 Shale	0.09	0.08	4.89	4.62
A72027 – Cosmo	3.95	-	5.34	4.17
5% Fault 10 Shale/95% Cosmo	8.39	-	1.26	0.93
10% Fault 10 Shale/90% Cosmo	15.40	-	-	-
5% A72027/95% Cosmo	8.85	-	1.29	0.93
10% A72027/90% Cosmo	6.87	7.65	-	-
25% Fault 10 Shale/75% Cosmo	4.92	4.80	2.19	1.98
25% A72027/75% Cosmo	5.04	4.63	2.22	1.86

TABLE 13-9 HEAD ASSAYS FOR COSMO MINE SAMPLES

Direct and CIL Cyanidation Test work

Each composite was submitted for Direct and CIL cyanidation test work at the received grind size.

Composite Identity	Test No.	Test Type	% Au Extraction	Au Residue (ppm)	Consumption (kg/t)
					Lime	NaCN
5% Fault 10 Shale/	MA393	Direct	93.15	0.47	0.69	0.58
95% Cosmo	MA397	CIL	95.63	0.38	0.61	0.88

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Composite Identity	Test No.	Test Type	% Au Extraction	Au Residue (ppm)	Consumption (kg/t)
					Lime	NaCN
10% Fault 10 Shale/ 90% Cosmo	MA394	Direct	93.91	0.48	0.70	0.47
	MA398	CIL	95.14	0.39	0.54	0.81
5% A72027/ 95% Cosmo	MA395	Direct	93.56	0.51	0.79	0.76
	MA399	CIL	94.79	0.43	.71	0.76
10% A72027/ 90% Cosmo	MA396	Direct	92.24	0.52	0.96	0.65
	MA400	CIL	94.75	0.40	0.71	0.83
25% Fault 10 Shale/ 75% Cosmo	MA437	Direct	91.68	0.58	0.89	0.44
	MA439	CIL	95.48	0.28	0.77	1.02
25% A7027/ 75% Cosmo	MA438	Direct	85.40	0.74	0.92	0.49
	MA440	CIL	94.99	0.33	0.72	1.15

TABLE 13-10 DIRECT AND CIL CYANIDATION TESTWORK RESULTS FOR COSMO MINE ORE

13.2.1.3   AMMTEC Study A14523 - 2012

A program of metallurgical (preliminary extraction) test work was carried out on a gold composite sample originating from the Cosmo Mine.

Head Assays

Element	Unit	Assay
Au1	g/t	2.25
Au2	g/t	2.18
Ag	ppm	0.80
As	ppm	5070
CTOTAL	%	2.64
CORGANIC	%	2.31
Cu	ppm	164
Fe	%	10.10
STOTAL	%	5.88
SSULPHIDE	%	5.20
SiO2%		49
Zn	ppm	166

TABLE 13-11 HEAD ASSAY RESULTS FOR COSMO MINE ORE

The gold grades suggest the presence of coarse-grained gold in the mineralization. Base metals (Cu, Ni and Zn) are present in moderate concentrations, limiting the possibility of excess cyanide consumption through preferential complexing with these metals. The high content of arsenic suggests the probability that the gold can be locked within any arsenic complex mineralization. The presence of organic/graphitic (2.31%) suggests that preg-robbing can occur during the cyanidation leach process. Additionally a high content of sulphur sulphide can indicate the possibility of excess lime and cyanide consumption.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Property

Gravity/Cyanidation Leach Test work

Gravity separation and subsequent cyanidation leach test work was carried out on a representative sub-sample of the Cosmo Mine Composite at a grind size of P80 75um. The test work was conducted to determine a baseline gold extraction level.

Composite Identity	Test No.	Grind Size P80 (µm)	% Au Cyanide Extraction @ hours								Consumption (kg/t)
			Gravity %	1	2	4	6	12	24	36	Lime	NaCN
Cosmo Underground	DM1669 DM1670	75	64.76	80.89	85.66	87.85	88.85	88.45	88.25	88.85	0.39	0.37

TABLE 13-12 GRAVITY/CYANIDATION LEACH TESTWORK RESULTS COSMO ORE

Overall gold extraction was relatively high with 88.85% of gold recovered. The test results indicate that some preg-robbing is occurring. Reagent consumptions were relatively low.

After reviewing the results, a CIL cyanidation leach test was requested to ascertain the degree of preg-robbing occurring during cyanidation.

Gravity/CIL Cyanidation Leach Test work

Gravity separation and subsequent CIL cyanidation leach test work was carried out on a representative sub- sample of the sample at a grind size of P80 75um.

Sample Identity	Test No.	Grind Size P80 (µm)	% Au Extraction @ Hours		Consumption (kg/t)
			Gravity	24	Lime	NaCN
Cosmo	DM2073	75	75.28	95.57	0.32	0.42
Composite	DM2074

TABLE 13-13 COSMO MINE GRAVITY - CIL CYANIDATION LEACH TEST RESULTS COSMO MINE ORE

The results indicate excellent gold extraction was achieved at 95.57% . The ore contained a significant proportion of gravity recoverable gold at 75.28% . Most of the remaining gold was recovered in 24 hours of CIL cyanidation leaching. The CIL cyanidation improves the overall gold recovery from 88.25 to 95.57% . Reagent consumption levels were low.

The high percentage of gravity-recovered gold may have masked the CIL/cyanidation extraction. Typical gravity extraction at the Union Reefs mill is about 50% of the total.

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December 2015	Northern Territory Property

13.2.1.4   ALS Study A16107

Head Analysis

Analyte	Unit	Carbon Comp #1 CE74006	Carbon Comp #1 CE74007	Carbon Comp #2 CE74006	Carbon Comp #2 CE74007
Au1	g/t	0.41	0.37	3.22	2.45
Au2	g/t	0.48	0.43	3.55	2.46
As	ppm	2030	2040	2680	5180
Ctotal	%	0.78	0.57	0.39	0.57
Corganic	%	0.42	0.30	0.42	0.57
CO3 2-%		1.80	1.35	< 0.03	< 0.03
Stotal	%	1.12	1.16	2.02	3.30

TABLE 13- 14 COSMO MINE HEAD ANALYSIS

For Carbon Composite #2, the arsenic levels are elevated, increasing the probability of refractory gold locked in solid solution with minerals such as arsenopyrite.

Gold grades showed a high degree of variability, increasing the probability of coarse gold grains, typically suited to gravity separation.

For Carbon composites #2, #3 and #4, the carbon is present entirely as organic/graphitic carbon, increasing the probability of preg-robbing gold from solution during cyanidation.

An ICP scan of each composite did not reveal any further elements detrimental to gold cyanidation in significant quantities.

Oxygen Uptake Rate Determination

Two-kilogram sub-samples of each Carbon Composite were ground to P80 75μm. The freshly milled slurry samples were utilized to determine the oxygen uptake characteristics of each composite at ambient temperature, and at 45ºC (to simulate Northern Australian summer temperatures). The test procedure described by G.M. Fraser was utilized.

The test work results indicate relatively low rates of oxygen uptake.

The rate of oxygen uptake generally increased at higher temperatures.

Oxygenation of the leach pulps is warranted to increase the kinetics of precious metal dissolution.

Gold Extraction Test work

Gravity/direct cyanidation (bottle roll) test work was conducted on sub-samples of each of the Carbon composites in order to determine extraction characteristics.

For each composite, a single test was conducted. The tests were conducted at a grind size of P80 75μm.

A summary of the extraction results is presented in the following table.

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Sample ID	Target P80 (µm)	% Gold Extraction @ hours					Au grade (g/t)		Consumption (kg/t)
		Gravity	2	4	8	48	Calc’d Head	Leach Residue	NaCN	Lime
Carbon Comp #1	75	45.33	88.27	89.78	91.25	89.78	0.49	0.05	0.29	0.32
Carbon Comp #2	75	30.74	82.89	85.08	85.35	95.17	2.69	0.13	0.25	0.81
Carbon Comp #3	75	16.58	92.63	91.23	89.85	95.22	0.52	0.03	0.22	0.31
Carbon Comp #4	75	25.1	84.37	83.98	87.83	93.06	1.87	0.13	0.25	0.28
Carbon Comp #5	75	47.73	86.45	87.67	91.27	95.84	0.6	0.03	0.32	0.25

TABLE 13- 15 COSMO MINE GOLD EXTRACTION RESULTS

Gravity recovery of gold was high for Carbon composites #1 and #5, ranging from 45% up to 47%. However, the mass pull to the gravity concentrate was significantly higher (3–4%) than that which would be achievable in a full-scale plant (typically 0.2 –0.5%) .

Gold extraction was excellent for all tests, with the worst performer still producing over 89% extraction.

There was no evidence of reactive sulphide minerals in the composites, as no drop in sulphur grades was observed in the leach tailing residues.

Carbon Composite #1 exhibited a small amount of preg-robbing, with gold extraction peaking after eight hours residence time then dropping away slightly over the final 40 hours.

Carbon composites #2, #4 and #5 appeared to contain minerals that inhibited gold dissolution kinetics, as leaching was still occurring after 48 hours residence time.

Cyanide and lime consumption was very low for all tests.

13.2.1.5   ALS Study A15850 – 2014

The Company’s geological personnel collected samples of various diamond cores representing potential mill feed. ALS Metallurgy carried out a program of metallurgical test work, including extraction and testing some extraction properties on a gold sample composite originating from the Cosmo Mine.

Head Assays

Analyte Unit	Au1 g/t	Au2 g/t	As %	CTotal %	COrganic %	Fe %	STotal %	SiO2%
Composite # 1	2.98	3.01	0.754	2.07	1.44	14.2	4.38	48.6
Composite # 2	3.06	1.47	0.266	1.17	0.84	12.9	4.92	57.2
Composite # 3	3.66	4.58	0.33	1.44	1.26	10.7	5.48	58.2
Composite # 4	2.73	2.71	0.259	0.75	0.63	14.1	6.36	49.4
F10 Composite	0.08	0.11	0.023	2.67	2.40	6.77	0.90	63.6

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Analyte Unit	Au1 g/t	Au2 g/t	As %	CTotal %	COrganic %	Fe %	STotal %	SiO2%
PM Composite	0.36	0.42	0.230	3.09	2.58	12.7	2.52	48.8
PCM Composite	0.11	0.07	0.002	7.71	7.86	9.23	5.62/6.26	51.0

TABLE 13-16 COSMO MINE HEAD ASSAYS COMPOSITES SUMMARY

Gold Extraction and Preg-robbing Test Work

Sample ID	Preg Robbing	Calc Head	Residue			% Au Extraction			Consumption (kg/t)
	(%)	Au (g/t)	Au (g/t)	As (ppm)	S (%)	Gravity	Cyanidation	Total	NaCN	Lime
Composite # 1	14.35	4.04	0.50	7420	3.58	29.65	56.98	87.63	0.29	0.95
Composite # 2	8.26	1.69	0.30	2650	4.36	36.25	46.02	82.27	0.24	1.11
Composite # 3	8.7	3.76	0.44	3150	4.82	24.10	64.21	88.31	0.29	0.82
Composite # 4	7.83	2.72	0.26	1920	4.32	25.56	64.88	90.44	0.36	1.00
F10	46.96
PM	72.00
PMC	53.48

TABLE 13-17 GOLD EXTRACTION AND PREG ROBBING RESULTS

The results indicate that almost all of the tested samples exhibited gold preg-robbing characteristics, ranging from 1.52% up to 72%. This finding was supported by the head analysis data, which showed organic/graphitic carbon in all of the samples.

Additional preg-robbing characterization test work was conducted on sub-samples of each of the carbonaceous composites (F10, PM, PMC) in order to investigate the validity of using kerosene to inhibit preg-robbing occurring during cyanidation leaching

The results indicate that the use of kerosene was able to inhibit the negative impact of the preg-robbing minerals in the ore. However, preg-robbing of the gold solution was still significant, ranging from 15–36% at the highest kerosene dosage (1,000g/t).

Gravity recovery of gold was moderate for each of the composites, ranging from 24% up to 36%. However, the mass pull to the gravity concentrate was significantly higher (3–4%) than that which would be achievable in a full-scale plant (typically 0.2 –0.5%) . Gold extraction was relatively high for all tests, ranging from 82 to 90% extraction. Further assays and mineralogical examination would be warranted to determine the nature of the minerals inhibiting overall extraction. There was some evidence of reactive sulfide minerals in the composites, as a drop in sulfur grades was observed in the leach tailing residues. Composite #1 exhibited a small amount of preg-robbing, with gold extraction peaking after 24 hours residence time and then dropping away slightly over the final 24 hours

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Oxygen Uptake Rate Determination

Time (hours)	Oxygen Uptake Rate* (mg/L/min)
	Composite #1		Composite #2		Composite #3		Composite #4
	Ambient	45[0]C	Ambient	45[0]C	Ambient	45[0]C	Ambient	45[0]C
0**	-0.0380	-0.0016	0.0996	0.0291	-0.0006	0.1065	0.0288	-0.0003
1	-0.1449	-0.2930	-0.0982	-0.1677	-0.1197	-0.0770	-0.1174	-0.0960
2	-0.1080	-0.1433	-0.1045	-0.1550	-0.1102	-0.0599	-0.0957	-0.0901
3	-0.0669	-0.1458	-0.1023	-0.0952	-0.1013	-0.0998	-0.0733	-0.0906
4	-0.0836	-0.1968	-0.0625	-0.0898	-0.0937	-0.0435	-0.0732	-0.1165
5	-0.0513	-0.1919	-0.0591	-0.0582	-0.0705	-0.0603	-0.0641	-0.0932
6	-0.0464	-0.1029	-0.0582	-0.0681	-0.0821	-0.0703	-0.0355	-0.0840
24	-0.0518	-0.0741	-0.0467	-0.0461	-0.0682	-0.0358	-0.0647	-0.0675

TABLE 13- 18 COSMO MINE OXYGEN UPTAKE RESULTS SUMMARY

  The test work results indicate relatively low rates of oxygen uptake (consumption).
  The rate of oxygen consumption generally increased at the higher temperature.
  Oxygenation of the leach pulps, however, is warranted to increase the kinetics of precious metal dissolution.

13.2.1.6   ALS Study A16598 – 2015

A total of five samples were submitted to ALS Metallurgy in Perth for a variety of tests. The samples were under the control of Mr. Earl Henriques, the Company’s metallurgist. A summary of test results follows:

Bond Abrasion Index (ai) Determination

Composite ID	Bond Abrasion Index (Ai)
MET 650- 110-F10 4-05-15	0.2869
MET 650-110-f5 5-05-15	0.1856
MET 650-120-F17 24-05-15	0.1488
MET 650-120-F5 4-05-15	0.1329
MET 650-120-F10 12-05-15	0.1495

TABLE 13-19 COSMO MINE BOND ABRASION (AI) DETERMINATIONS SUMMARY

The Bond Abrasion Test determines the Abrasion Index, which is used to determine steel media and liner wear in crushers, rod mills, and ball mills. Bond developed this test, which is based on the wear rate in pounds of metal wear/kWh of energy used in the comminution process.

Bond Abrasion results are similar to those determined in the past for Cosmo type mineralization.

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Head Assays

Analyte	Unit	Composite ID (MET 650 – xxx)
		110-F5 5-05-15	110-F10 4-05-15	120-F5 4-05-15	120-F10 12-05-15	120-F17 24-05-15
Au	g/t	3.62	8.6	5.42	3.84	10.8
Au (dup)	g/t	3.28	10.1	5.57	3.54	8.35
As	ppm	2340	5900	6300	3660	840
CTotal	%	1.05	1.05	0.84	1.26	1.29
COrganic	%	0.72	0.87	0.75	0.72	0.72
Fe	%	14.2	16.2	15.2	12.9	14.0
STotal	%	1.74	3.88	3.84	3.92	4.96
SiO2%		59.8	56.2	56.6	60.2	59.4

TABLE 13- 20 COSMO MINE 1 HEAD ASSAYS: SUMMARY

Variations in the duplicate gold assays indicate the samples are likely to contain some coarse gold. This is supported by the significant gravity gold recoveries achieved during gold extraction test work. Past test work also concluded that coarse gold was present.

It is known the samples contain arsenopyrite and thus the elevated arsenic and sulphide grades. Arsenopyrite and other sulphide minerals, such as pyrite, may contain refractory gold. Despite this, high overall gold extraction, ranging from 91.1% to 95.1% was achieved.

All samples contain high organic carbon levels. Organic carbon may contribute to preg-robbing during cyanide leaching. Despite this, there was no evidence of preg-robbing occurring during cyanide leaching for any of the samples.

Grind Establishment Test work

Composite Sample	Mill	Requisite Grind Time on 1 Kg (min’sec”)
MET 650-110-F10 4- 05- 15	2D	21’27”
MET 650-110-f5 5-05-15	1B	16’30”
MET 650-120-F17 24-05-15	5A	19’02”
MET 650-120-F5 4-05-15	3C	17’44”
MET 650-120-F10 12-05-15	4A	17’38”

TABLE 13- 21 COSMO MINE GRIND ESTABLISHMENT TEST WORK SUMMARY

Representative sub-samples of each sample were submitted for grind establishment test work. The objective was to determine the grind time required to achieve a target grind size (P80 75μm) using a laboratory rod mill.

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Gravity/Direct Cyanidation Test work

Sample	Test ID (DM-)	Au Head Grade g/t		% Gold Extraction @ hrs				Leach Tail Gold Grade (g/t)	Consumption Kg/t
		Assay	Calc’d	Grav.	4	24	48		NACN	Lime
MET 650-110 F15 4-05-15	3588	3.62/ 3.28	3.53	57.9	92.1	92.9	92.9	0.25	0.22	1.14
	3593		4.63	-	91.4	96.1	94.6	0.25	0.22	1.12
MET 650- 110- F10 4-05-15	3589	8.6/ 10.1	7.07	32.8	91.1	91.1	91.1	0.63	0.29	1.01
	3594		7.12	-	89.7	91.1	91.3	.062	0.41	0.91
MET 650- 120- F5 4-05-15	3590	5.42/ 5.57	5.61	28.5	91.6	92.3	93.6	.036	0.32	1.32
	3595		5.41	-	91.3	94.5	93.0	0.38	0.36	1.44
MET 650- 120- F10 4-05-15	3591	3.84/ 3.54	3.02	38.2	92.8	94.7	94.7	0.29	0.29	1.11
	3596		2.55	-	88.8	91.1	92.2	0.49	0.49	1.11
MET 650- 120- F17 4-05-15	3592	10.8/ 8.35	11.6	35.2	89.7	95.0	95.1	0.32	0.32	1.04
	3597		8.54	-	92.1	92.5	93.9	0.41	0.41	1.04

TABLE 13-22 COSMO MINE SUMMARY OF GOLD EXTRACTION TEST WORK

All samples contain appreciable levels of gravity recoverable gold, with gold recovery by means of gravity separation and mercury amalgamation of the gravity concentrate ranging from 28.5% to 57.9% . Despite the high gravity recoverable gold, the inclusion of gravity gold recovery did not appear to have a significant impact on overall recovery or final leach residue grade.

Oxygen Uptake Rate Determination

Test Conditions	Test #1	Test #2
% Solids (w/w)	40	40
pH (lime)	10.5	10.5
NaCN (%,w/w)	0.05	0.05
Temperature	Ambient	45[0]C

TABLE 13-23 COSMO MINE OXYGEN UPDATE RATE DETERMINATIONS, TEST CONDITIONS

Sub-samples of each sample were ground to P80 75μm and the freshly ground material submitted for oxygen uptake rate determination. For all samples, the baseline oxygen decay rate appears to be quite low. However, these values are somewhat misleading, as the low decay rate is actually due to low initial dissolved oxygen levels. For all samples, oxygen consumption was higher at 45ºC than at ambient temperature (<25ºC). In some instances, the reported oxygen uptake rate (in mg/L/min) for the two tests appear very similar, however, it was noted that in most cases the initial dissolved oxygen concentration (at the start of the 15 minute monitoring period) was lower for the test conducted at 45ºC.

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Time (hours)	Oxygen Uptake Rate* (mg/L/min)
	MET 650-110-F5 5-05-15		MET 650-110-F10 4-05-15		MET 650-120-F5 4-05-15		MET 650-120-F10 12-05-15		MET 650-120-F17 24-05-15
	Ambient	45[0]C	Ambient	45[0]C	Ambient	45[0]C	Ambient	45[0]C	Ambient	45[0]C
0**	-0.0618	-0.0094	-0.0295	-0.0070	-0.0026	-0.0062	-0.0892	-0.0289	-0.0407	-0.0202
1	-0.1544	-0.1427	-0.1161	-0.2826	-0.1511	-0.2096	-0.1528	-0.1782	-0.1140	-0.1961
2	-0.1201	-0.1200	-0.0908	-0.2810	-0.1280	-0.1096	-0.1301	-0.1803	-0.1233	-0.2056
3	-0.1152	-0.1131	-0.0878	-0.2588	-0.1163	-0.1538	-0.1154	-0.2092	-0.0734	-0.1286
4	-0.0964	-0.0910	-0.0859	-0.2364	-0.0531	-0.1623	-0.0996	-0.1709	-0.0686	-0.1782
5	-0.0237	-0.0914	-0.0329	-0.2634	-0.0506	-0.2323	-0.0939	-0.1617	-0.0599	-0.1581
6	-0.0797	-0.1434	-0.0739	-0.1794	-0.0455	-0.1253	-0.0539	-0.1795	-0.0524	-0.2013
24	-0.0291	-0.0373	-0.0390	-0.0864	-0.0556	-0.0851	-0.0492	-0.0910	-0.0310	-0.1017

TABLE 13-24 COSMO MINE SUMMARY OF OXYGEN UPTAKE RATE TEST WORK

* Ambient temperature
**baseline data prior to aeration

13.2.2 UNION REEFS METALLURGICAL TEST WORK

Recent metallurgical test work on the Union Reefs deposit has been limited over the past few years apart from testing done on several representative samples of oxide and sulphide mineralization from the Prospect deposit.

Historical test work is presented for the Esmeralda deposit as it has relevance to ongoing work in this area.

Date	Report No.	Description
2013	ALS A15107	Prospect deposit: 2 composite samples, head assays, gravity separation/cyanidation tine leach, grind times
1997	Metcon 97356	Esmeralda deposit: Abrasion index, Bond Rod Mill work index,
1996	Metcon 95218	Esmeralda deposit: Head assays, trail grinds, gravity leach, direct cyanide leach, size assay of leach residues

TABLE 13-25 SUMMARY OF REPORTS AVAILABLE FOR UNION REEFS DEPOSITS METALLURGICAL TEST WORK

13.2.2.1   ALS Study A15107 – Prospect Deposit - 2013

Two samples representing oxide mineralization (Lode 200/300) and sulphide mineralization (Lode 400) were submitted for metallurgical test work. Test results are as follows:

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Head Assays

Sample ID	Au1 (g/t)	Au2 (g/t)	Ag (g/t)	Cu (ppm)	Fe (%)
Lode 200/300	6.18	5.84	10	45	4.76
Lode 400	21.9	19.2	18	35	3.88

TABLE 13- 26 PROSPECT DEPOSIT HEAD ASSAYS COMPOSITES SUMMARY

Gravity Separation/ Cyanidation Time Leach Test Work

TABLE 13- 27 PROSPECT DEPOSIT SUMMARY OF GOLD EXTRACTION TEST W ORK

The gravity recoverable gold component of the 200/300 Lode was deemed to be high at 32.8% -51.9%, while the 400 Lode composite exhibited gravity recoveries of 15.2% .

Cyanide leaching was rapid with a significant percentage of gold extracted in the first eight hours. After 24 hours total extraction for the 200/300 Lode composite was 81% to 87%. For composite 400 Lode total extraction is reported as 57.1% . This is interpreted to be low and the metallurgical test results need to be reviewed.

Lime and cyanide consumption were seen to be very low.

It should be noted the calculated head for composites of 200/300 Lode were listed as 3.03g/t Au and 3.81g/t Au while head assays were 6.18 and 5.84g/t Au. The discrepancy between head grades and calculated grades is not explained. However, within internal reports relating to historic mining Makar noted that from mining activities at Prospect “Gold recoveries were in excess of 93% with nearly 50% recovered by gravity means recorded during milling of trial parcels of Prospect Claim ore (59% gravity in the first trial parcel, 38% in the second trial parcel which was of much lower grade)” (B. Makar 2005b). More work is recommended to determine the actual recovery of these higher grade lodes.

13.2.2.2  METCON Study 95218 – Esmeralda Prospect -1996

In 1996 Acacia Resources submitted 59 RC samples for metallurgical testing. These were composited into seven samples, three weathered, one transition and three fresh. The samples were described as coming from a series of steeply dipping mineralized lenses hosted by quartz/chert breccia, which has associated with an argillite. Four composites are from Zone A and three composites come from Zone B.

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Head Assays

Composite	Type	~ Au g/t	Ag g/t	As ppm	Fe %	S% total
ESM-1 Zone A	weathered	3.7	1.4	344	6.86	0.15
ESM-3 Zone A	weathered	1.89	<0.5	234	2.9	<0.01
ESM-5 Zone B	weathered	2.66	<0.5	1070	7.87	0.05
EsM-6 Zone B	transition	2.16	<0.5	2110	6.88	2.4
ESM-2 Zone A	fresh	2.28	0.7	154	6.50	4.6
ESM-4 Zone A	fresh	6.71	0.8	30	2.88	0.22
ESM-7 Zone B	fresh	1.26	<0.5	444	6.59	2.9

TABLE 13-28 ESMERALDA PROSPECT HEAD ASSAYS COMPOSITES SUMMARY

Acacia requested a gravity concentration at P80250 microns followed by cyanide leaching P8075 microns.

Grinds were based on 1kg portions of –2mm crushed material. The following table summarizes grind results.

Grind	ESM-1	ESM-2	ESM-3	ESM-4	ESM-5	ESM-6	ESM-7
P80=250µm	7	12	1.5	8	4	11	12
P80=75µm	16.5	24.5	6.5	17	9.5	22.5	25

TABLE 13- 29 ESMERALDA PROSPECT SUMMARY OF GRIND RETENTION TIMES IN MINUTES

Grind times are variable but reflect the geological description of degree of weathering.

Gravity/Leach and Direct Cyanidation Leach Test Work

Sample	Au Head Grade g/t		% Gold Extraction			Leach Tail	Consumption Kg/t
	Assay	Calc’d	Grav.	48 Hr Leach	Total %	Gold Grade (g/t)	NACN	Lime
ESM-1	3.70	2.63	12.0	80.2	92.2	0.19	.38	2.86
ESM-2	2.28	2.27	19.5	75.1	94.6	.012	1.02	9.25
ESM-3	1.89	1.56	7.60	87.7	95.3	0.08	0.44	7.46
ESM-4	6.71	5.47	18.2	75.4	94.6	0.25	0.54	5.12
ESM-5	2.66	1.00	17.1	78.7	95.8	0.06	.050	4.70
ESM-6	2.16	2.09	57.8	35.1	92.9	0.18	0.49	4.32
ESM-7	1.26	1.34	34.2	59.1	93.3	0.11	0.53	4.07

TABLE 13-30 ESMERALDA PROSPECT SUMMARY OF GOLD EXTRACTION TEST WORK

The results of gravity followed by a cyanide leach with those of a direct cyanide leach are remarkably similar.

Lime consumptions are relatively high likely reflecting relatively high sulphur content in some samples. Cyanide consumption was deemed to be moderate.

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It should be noted that free gold flakes up to 250 micron were observed. Nevertheless total gold extractions exceeded 90% for all samples.

Leach residues were sized down to 38 microns and assayed for gold to highlight any grind liberation effects. It was determined that an optimum grind of about 53 microns is indicated.

13.2.2.3   METCON Study 97356 – Esmeralda Prospect -1997

In 1997 Acacia submitted four samples of drill core to determine Abrasion index, Bond Rod Mill work index and Bond Ball Mill work index at 75 micron.

One weathered and one fresh sample were submitted from each of Zone A and Zone B of the Esmeralda deposit.

TABLE 13-31 ESMERALDA PROSPECT - SUMMARY OF ABRASION, ROD AND BALL MILL WORK INDEX RESULTS

13.2.3 PINE CREEK PROCESSING

The ore mined at Pine Creek between 1985 and 1994 was processed at the now defunct Pine Creek Mill. The mill was located on site at the southern end of the Enterprise deposit Pit and has since been removed. The processing plant employed carbon in pulp (CIP) technology to extract gold from both primary and oxidized ore. Small amounts of gold were also extracted using a heap leach method. This yielded just over 20kg of gold bullion between 1991 and 1993.

Gold recovery in Pine Creek was found to be higher from oxidized ore than it was from primary ore; this is due to the somewhat refractory nature of the gold. Over all recovery was found to be 79%, though mining reports showed that this fluctuated from year to year depending on the ratio of primary to oxidized ore the mill was processing. It was found that oxide ore recovery could be increased from 75% to 85% when the ore was finely ground so that ore that 80% of the particles were finer than 75 microns. The same increase was not seen when primary mineralization was finely ground.

	Tonnes	Grade g/t Au	Gold (oz)	Recovery %	Year Pits Mined
1985/86	461,655	2.37	29,266	82.2	Enterprise
1986/87	1,010,076	2.27	61,697	85.4	Enterprise/Czarina
1987/88	1,322,339	2.31	80,030	82.5	Enterprise/Czarina
1988/89	1,434,717	2.48	83,933	72.9	Enterprise/Czarina
1989/90	1,133,976	2.66	74,075	77.2	Enterprise/Czarina
1990/91	890,021	3.48	77,667	77.9	Enterprise/Czarina/Monarch/Millwood

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Year	Tonnes	Grade g/t Au	Gold (oz)	Recovery %	Pits Mined
1991/92	1,201,236	3.62	106,962	76.6	Enterprise/Czarina/Millwood
1992/93	1,435,318	2.24	80,313	78.0	Enterprise/Czarina/Millwood
1993/94	1,588,871	1.74	77,783	84.9	International/Gandy's
1994/95	1,170,000	1.90	57,923	78.1	International/Gandy's
1995/96	430,842	1.59	17,641	72.2	International/Gandy's
Total	10,016,554	2.53	642,459	79.4

TABLE 13-32 PINE CREEK MILL PRODUCTION FIGURES FROM OPEN FILE REPORTS

Lime was used in the Pine Creek mill to produce the alkaline conditions required. It was found that more lime was required for oxidized ore than was required for primary ore. Both types consumed the same quantity of cyanide during processing.

Experimental work concluded that gravity separation of free gold could recover between 2.5% and 40% of the total gold, this averaged to about 15%.

In the years 1991-1993 the final product from the Pink Creek mill contained 16% silver.

Between 2011 and 2012 Crocodile Gold carried out a limited amount of metallurgical test work on mineralization from the International deposit at a number of different laboratories listed below.

13.2.4 INTERNATIONAL DEPOSIT

Date	Report No.	Description
February 2011	Ammtec A 13327	Grind recovery test work on red, blue & green composites
January 2011	NAL	Bottle rolls on red, blue & green composites (as per Ammtec)
December 2012	Stawell Gold Mine	Recovery Test work on prepared composites

TABLE 13- 33 METALURGICAL TEST-WORK FOR INTERNATIONAL DEPOSIT

13.2.4.14   AMMTEC Test-Work A13327

Crocodile Gold contracted Amtec for a defined program of metallurgical test work that was carried out on Red, Green and Blue composites representing different types of mineralization from the International deposit. Salient test data are summarized below:

Head Assays

Duplicate gold fire assay was performed on each composite

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Bond Ball Mill Work Index Determination

A sub-sample of the three composites was combined to produce an Overall Composite, which was then submitted for Bond Ball Mill Work Index test work

Gravity Separation/Cyanidation Time Leach Test Work

Gravity separation/direct cyanidation time leach tests were conducted on the three composite samples - Red, Green and Blue.

Comments

(i)	The portion of gravity recoverable gold ranged from 63.86 to 36.82%.
(ii)	Red Composite gave the best overall gold recovery at 95.35% and Blue, the lowest at 76.64%.
(iii)	Sodium cyanide and lime consumption were relatively low for all samples, being <0.50 and <1.00kg/t, respectively.

13.2.4.2   NAL Test Work -2011

PF101122	231110	Au	Au(R)	Au	Cu	Pb	Zn	Ni	Co	Ag
Data Store	Units	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
LLD's in	Store Units	0.01	0.01	0.01	1	5	2	2	2	1
Inter Met	Green	1.03	1.04	-	69	568	1233	4	11	L
Inter Met	Blue	0.78	0.8	-	288	2211	1203	36	84	1
Inter Met	Red	1.23	1.33	-	172	509	572	9	26	L
Inter Met	Green L/Residue	0.18	0.18	-	-	-	-	-	-	-
Inter Met	Blue L/ Residue	0.24	0.22	-	-	-	-	-	-	-
Inter Met	Red L/ Residue	0.09	0.08	-	-	-	-	-	-	-
Inter Met	Green Soln 2 Hr	-	-	0.47	-	-	-	-	-	-
Inter Met	Green Soln 4 Hr	-	-	0.48	-	-	-	-	-	-
Inter Met	Green Soln 8 Hr	-	-	0.48	-	-	-	-	-	-
Inter Met	Green Soln 24 Hr	-	-	0.48	-	-	-	-	-	-
Inter Met	Blue Soln 2 Hr	-	-	0.32	-	-	-	-	-	-

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PF101122	231110	Au	Au(R)	Au	Cu	Pb	Zn	Ni	Co	Ag
Data Store	Units	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
Inter Met	Blue Soln 4 Hr	-	-	0.34	-	-	-	-	-	-
Inter Met	Blue Soln 8 Hr	-	-	0.33	-	-	-	-	-	-
Inter Met	Blue Soln 24 Hr	-	-	0.33	-	-	-	-	-	-
Inter Met	Red Soln 2 Hr	-	-	0.58	-	-	-	-	-	-
Inter Met	Red Soln 4 Hr	-	-	0.6	-	-	-	-	-	-
Inter Met	Red Soln 8 Hr	-	-	0.6	-	-	-	-	-	-
Inter Met	Red Soln 24 Hr	-	-	0.61	-	-	-	-	-	-

TABLE 13-37 INTERNATIONAL DEPOSIT HEAD ASSAY RESULTS OF NAL TESWORK

13.2.4.3   Stawell Mine Test Work - 2012

Once assaying and logging of the Crocodile Gold diamond drill core was complete a series of metallurgical samples were composited using different lithological domains and grade ranges. Each interval was supplied with surrounding dilution material for the test work. This allowed the Company to assess the effect of dilution on the mineralized zones in terms of overall recovery.

Sample Number	Description	Grade Estimate	Section	Lithology Lode		Grade
Sample 1	Lode 500 Siltstone Section 12540	Estimated grade ~2g/t	12540	Silt	500	HG
Sample 2	Lode 100 Siltsone/Greywacke interbedded Section 12540	Estimated grade 0.79g/t	12540	Silt/Grey	100	LG
Sample 3	Lode 100 Greywacke ore Section 12540	Estimated grade +5.0g/t	12540	Grey	100	HG
Sample 4	Lode 200 Siltstone Ore Section 12540	Estimated grade 1.61g/t	12540	Silt	200	HG
Sample 5	Lode 200 Siltsone/Greywacke interbedded Section 12540	Estimated grade 0.85g/t	12540	Silt/Grey	200	LG
Sample 6	Lode 100 Greywacke Ore Section 12540	Estimated grade 1.58g/t	12540	Grey	100	HG
Sanple 7	Lode 100 quartz vein in greywacke ore Section 12540	Estimated grade 1.22g/t	12540	Grey	100	MG
Sample 8	Lode 200 wide zone Siltstone ore with internal dilution Section 12540	Estimated grade 1.90g/t	12540	Silt	200	HG
Sample 9	Lode 500 Siltsone Ore Section 13000	Estimated grade 1.13g/t	13000	Silt	500	MG
Sample 10	Lode 100 Greywacke and Qtz vein ore on Section 13000	Estmated grade 1.83g/t	13000	Grey	100	HG
Sample 11	Lode 100 interbedded Greywacke and Siltsone ore on Section 13000	Estimated grade 0.83g/t	13000	Silt/Grey	100	LG
Sample 12	Lode 200 low grade mineralisation in siltstone section 13000	Estimated grade 0.55g/t	13000	Silt	200	SG
Sample 13	Lode 300 mineralisation interbedded Greywack and Siltstone on section 13000	Estimated grade 0.77g/t	13000	Silt/Grey	300	LG
Sample 14	Lode 500 mineralisation interbedded Greywacke and Siltstone low grade	Estimated grade 0.60g/t	13000	Silt/Grey	500	SG
Sample 15	Lode 100 interbedded Greywacke and Siltstone with Qtz veins, section 13000. Contains internal waste	Estimated undiluted grade 1.30g/t	13000	Silt/Grey	100	MG
Sample 16	Lode 100 contact mineralisation section 13000	Estimated grade ~2g/t	13000	Silt/Grey	100	HG
Sample 17	Lode 200 high grade Greywacke Ore section 13000	Estimated Grade +5g/t	13000	Grey	200	HG
Sample 18	Lode 300 Siltstone Ore section 13000	Estimated grade 1.02g/t	13000	Silt	300	MG
Sample 19	Lode 300 Greywacke ore section 13000	Estimated grade 2.12g/t	13000	Grey	300	HG

TABLE 13- 38 METALLURGICAL SAMPLES FROM INTERNATIONAL DEPOSIT

The material was gathered and shipped to the Stawell Gold Mine, which has a simple metallurgical lab based on site. This lab allows for bottle roll and consumable consumption test-work to be completed. This work was planned to work in conjunction with the previous work completed by past companies. The results confirmed the overall gold recovery of 88%.

The results of this work can be seen below;

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TEST DETAILS
MET SAMPLE	CONDITION	HEAD	RESIDUE 9 HR	RESIDUE 15 HR	RESIDUE 24 HR	REC % 9 HR	REC % 15 HR	REC % 24 HR
NT 15Nov2012-01	ORE	4.53	0.97	0.90	0.90	78.59%	80.13%	80.13%
	ORE & DILUTION	0.55	0.11	0.11	0.11	80.00%	80.00%	80.00%
NT 15Nov2012-02	ORE	1.02	0.11	0.06	0.06	89.22%	94.12%	94.12%
	ORE & DILUTION	0.71	0.04	0.04	0.04	94.37%	94.37%	94.37%
NT 15Nov2012-03	ORE	4.25	0.78	0.77	0.68	81.65%	81.88%	84.00%
	ORE & DILUTION	2.00	0.23	0.18	0.26	88.50%	91.00%	87.00%
NT 15Nov2012-04	ORE	1.64	0.16	0.17	0.29	90.24%	89.63%	82.32%
	ORE & DILUTION	0.82	0.07	0.11	0.12	91.46%	86.59%	85.37%
NT 15Nov2012-05	ORE	1.81	0.13	0.12	0.14	92.82%	93.37%	92.27%
	ORE & DILUTION	1.00	0.10	0.07	0.09	90.00%	93.00%	91.00%
NT 15Nov2012-06	ORE	2.08	0.26	0.22	0.24	87.50%	89.42%	88.46%
	ORE & DILUTION	1.45	0.17	0.18	0.20	88.28%	87.59%	86.21%
NT 15Nov2012-07	ORE	1.11	0.26	0.19	0.08	76.58%	82.88%	92.79%
	ORE & DILUTION	0.84	0.20	0.19	0.13	76.19%	77.38%	84.52%
NT 15Nov2012-08	ORE	2.05	0.22	0.26	0.21	89.27%	87.32%	89.76%
	ORE & DILUTION	1.36	0.19	0.18	0.22	86.03%	86.76%	83.82%
NT 15Nov2012-09	ORE	1.57	0.19	0.11	0.16	87.90%	92.99%	89.81%
	ORE & DILUTION	0.87	0.06	0.04	0.05	93.10%	95.40%	94.25%
NT 15Nov2012-10	ORE	1.14	0.18	0.14	0.14	84.21%	87.72%	87.72%
	ORE & DILUTION	0.52	0.08	0.05	0.07	84.62%	90.38%	86.54%
NT 15Nov2012-11	ORE	0.81	0.15	0.15	0.15	81.48%	81.48%	81.48%
	ORE & DILUTION	0.47	0.10	0.11	0.12	78.72%	76.60%	74.47%
NT 15Nov2012-12	ORE	1.01	0.17	0.16	0.19	83.17%	84.16%	81.19%
	ORE & DILUTION	0.36	0.11	0.11	0.14	69.44%	69.44%	61.11%
NT 15Nov2012-13	ORE	0.91	0.14	0.16	0.15	84.62%	82.42%	83.52%
	ORE & DILUTION	0.67	0.10	0.09	0.11	85.07%	86.57%	83.58%
NT 15Nov2012-14	ORE	1.15	0.15	0.10	0.11	86.96%	91.30%	90.43%
	ORE & DILUTION	0.42	0.07	0.06	0.05	83.33%	85.71%	88.10%
NT 15Nov2012-15	ORE	1.33	0.20	0.19	0.21	84.96%	85.71%	84.21%
	ORE & DILUTION	1.36	0.20	0.18	0.21	85.29%	86.76%	84.56%
NT 15Nov2012-16	ORE	0.97	0.17	0.15	0.16	82.47%	84.54%	83.51%
	ORE & DILUTION	0.89	0.14	0.12	0.13	84.27%	86.52%	85.39%
NT 15Nov2012-17	ORE	11.59	0.76	0.71	0.83	93.44%	93.87%	92.84%
	ORE & DILUTION	3.31	0.36	0.31	0.34	89.12%	90.63%	89.73%
NT 15Nov2012-18	ORE	1.28	0.03	0.06	0.06	97.66%	95.31%	95.31%
	ORE & DILUTION	0.69	0.02	0.01	0.02	97.10%	98.55%	97.10%
NT 15Nov2012-19	ORE	1.52	0.18	0.16	0.15	88.16%	89.47%	90.13%
	ORE & DILUTION	1.34	0.08	0.13	0.14	94.03%	90.30%	89.55%

TOTAL	ORE	2.20	0.27	0.25	0.26	87.53%	88.56%	88.25%
	ORE & DILUTION	1.03	0.13	0.12	0.13	87.62%	88.44%	87.01%

TABLE 13-39 RESULTS OF THE BOTTLE ROLL TEST-WORK ON INTERNATIONAL DEPOSIT MINERALIZATION

MET SAMPLE	CONDITION	HEAD g/t	RESIDUE 9 HR	RESIDUE 15 HR	RESIDUE 24 HR	REC % 9 HR	REC % 15 HR	REC % 24 HR	CN kg/t	LIME kg/t
TOTAL	ORE	2.20	0.27	0.25	0.26	87.5%	88.6%	88.2%	0.75	1.5
	ORE & DILUTION	1.03	0.13	0.12	0.13	87.6%	88.4%	87.0%	0.71	1.3

TABLE 13-40 CONSUMABLE REQUIREMENTS FOR INTERNATIONAL DEPOSIT MINERALIZATION WITH RESIDUE TIMINGS

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13.2.5 BURNSIDE METALLURGICAL TEST WORK

13.2.5.1  AMMTEC A13929 – Rising Tide Deposit

Date	Report No.	Description
February 2012	Ammtec A13929	Fresh dolomite, carbonaceous shale & transitional mineralization. Leach/Gravity Recovery, Preg-robbing characterization/recovery. Mineralogy.

TABLE 13-41 TEST WORK SUMMARY COMPLETED ON RISING TIDE DEPOSIT

Three (3) gold-bearing RC composites from the Rising Tide deposit were tested for quantitative automated mineralogical analysis. The samples were also separated into a Knelson gravity concentrate and tail fractions. The Knelson concentrate was further upgraded by hand panning and the rejects were recombined with the Knelson tails.

The sample details are listed in the table below:

Samples Received, Mass Split of Gravity Separation and Selected Assay Results
Sample	Sample Type	Mass % Retained (1.0 kg Feed)	Au Grade Au1/Au2 (ppm)	Ag Grade (ppm)	Fe Grade (%)	Al Grade (%)	Ca Grade (%)	S TOTAL Grade	C TOTAL Grade (%)	Mineralogy Sample No.
Fresh Dolomite Ore Comp	Knelson Pan Con	5.05	1.41/1.43	<0.3	19.3	2.16	8.00	8.24	0.09	MIN969A1A
	Knelson Pan Tail	94.95								MIN969A2A
Fresh Carbonaceous Shale Ore Comp	Knelson Pan Con	4.16	0.85/0.73	<0.3	14.8	4.08	6.90	6.04	0.21	MIN969B1A
	Knelson Pan Tail	95.84								MIN969B2A
Transitional Ore Comp	Knelson Pan Con	4.03	1.77/1.74	0.6	14.3	3.76	0.30	7.06	0.36	MIN956C1A
	Knelson Pan Tail	95.97								MIN956C1A

TABLE 13-42 SAMPLE DETAILS FOR RISING TIDE DEPOSIT

Quantative Mineralogy

  The Fresh Dolomite Composite contains common amphiboles and accessory micas, pyrrhotite and quartz (42.6%, 14.4%, 13.3% and 11.4% of the sample mass, respectively).

The sample also comprises minor amounts of feldspars, fluorite, iron and titanium oxides, chlorite and pyrite. Arsenopyrite and other minerals occur as trace amounts. The Knelson concentration has been largely inefficient in separating the heavier sulphide phases from the common gangue silicates. Some large particles composed of dominant silicates especially amphiboles have preferentially deported to the concentrate. The upgrading of (liberated) pyrrhotite in the concentrate is about fourfold compared to the feed sample.

  The Fresh Carbonaceous Shale Composite is also composed of abundant amphiboles and some accessory micas, quartz and feldspars (43.7, 10.4, 9.6 and 9.1%, respectively).

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  Pyrrhotite, chlorite and pyrite occur as minor to accessory constituents (7.1, 5.8 and 5.2%, respectively).

The sample contains a considerable amount of iron and titanium oxides and fluorite (~3% each). Other minerals are negligible. Upgrading was relatively inefficient with largely liberated pyrite being weakly concentrated. The pyrite content in the concentrate is four times greater than in the feed sample.

  The Transitional Composite sample comprises atypically abundant quartz (44.8% of the sample mass).
  The sample also contains an accessory amount of micas and pyrite (17.4 and 15.1%, respectively).
  Iron/titanium oxides, clays, chlorite are minor to accessory components and arsenopyrite is considerable at 0.9% overall. Pyrrhotite is negligible.
  The Knelson concentration has been fairly efficient in separating the heavier sulphides from the common gangue silicates (over 91% of the concentrate mass is made up of sulphides). The upgrading of pyrite in the concentrate is fivefold compared to the feed sample.

Gold-Silver Mineralization

The number of detected gold grains of interest does not allow any characterization of gold mineralization from the analyzed samples. The panning Knelson concentration was largely inefficient in separating sulphides from the common gangue minerals with an exception of the Transitional Mineralization. Instrumental settings were able to pick up a fine grain of a silver telluride (hessite).

Summary of Detected Gold-Silver Minerals
Product		No. of Particles	Grain Size	Dominant Mineral Phase/Assoc	Dominant Liberation Type by Mass	Qualitative sizing
Fresh Carbonaceous Shale Ore Panned Knelson Con	Con	1	1	Hessite/Pyrite	Encapsulated	Very Fine and Grainy
Transitional Ore Panned Knelson Con	Con	1	1	Electrum/Arsenop yrite Lollingite	Encapsulated	Fine and Grainy

TABLE 13-43 RISING TIDE DEPOSIT - SUMMARY OF DETECTED GOLD -SILVER MINERAL

Sulphides may host some proportion of very fine gold-silver mineral grains. The liberation reports of the major sulphides demonstrate that liberated sulphides account for the great majority of the sulphide mass. Therefore sulphides are amenable for further upgrading with a possible gold-rich concentrate for additional processing.

Additional work included the following:

  Sample preparation;
  Head assays;
  Grind establishment;

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  Mineralogical analysis;
  Gravity separation and cyanidation optimization; and
  Preg-robbing characterization.

A defined program of metallurgical test work was carried out on composites created from RC chip samples representing the Rising Tide deposit.

The following composites were created for the test program:

  Fresh Dolomite Mineralization;
  Fresh Carbonaceous Shale Mineralization; and
  Transitional Mineralization.

Head Assays

Analyte	Unit	Fresh Dolomite Ore	Fresh Carbonaceous Shale Ore	Transitional Ore
Au1	g/t	1.41	0.85	1.26
Au2	g/t	1.43	0.73	1.77
Ag	g/t	<0.3	<0.3	0.6
CTOTAL	%	0.09	0.21	0.36
Cu	ppm	578	366	184
Hg	ppm	0.3	0.3	<0.1
Pb	ppm	10	<5	20
STOTAL	%	8.24	6.04	7.06
Te	ppm	4.4	2.4	1
Zn	ppm	120	150	142

TABLE 13- 44 HEAD ASSAY FOR RISING TIDE SAMPLES

Gravity Separation/Cyanidation Test Work

Each composite was submitted for gravity separation with subsequent cyanidation test work at three grind sizes.

Composite Identity	Test No	Grind Size (µm)	% Au Extraction @ Hours		Residue (ppm)	Consumption (kg/t)

			Gravity	36		Lime	NaCN
Fresh Dolomite Ore	MA935	150	16.66	68.45	0.42	0.48	1.17
	MA936	106	15.39	77.07	0.29	0.88	1.20
	MA937	75	16.20	78.94	0.27	0.60	1.26
Fresh Carbonaceous Shale Ore	MA938	150	19.82	61.87	0.29	1.47	1.63
	MA939	106	42.43	77.02	0.22	1.51	1.72
	MA940	75	15.17	75.31	0.22	1.65	1.78

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Composite Identity	Test No	Grind Size (µm)	% Au Extraction @ Hours		Residue (ppm)	Consumption (kg/t)

			Gravity	36		Lime	NaCN
Transitional Ore	MA941	150	75.56	93.02	0.15	2.58	0.74
	MA942	106	74.57	96.09	0.09	3.06	0.78
	MA943	75	72.21	97.48	0.05	2.99	0.87

TABLE 13-45 GRAVITY AND CYANIDE EXTRACTION RESULTS FOR RISING TIDE DEPOSIT

Preg-Robbing Characterization

Each composite was submitted for preg-robbing characterization at grind size P80 75μm.

Sample Identity	Preg-Robbing
	ppm	%
Fresh Dolomite Ore	-0.2	-1.08
Fresh Carbonaceous Shale Ore	0.8	4.3
Transitional Ore	17.3	92.85

TABLE 13-46 PREG-ROBBING CHARATERISTICS FOR RISING TIDE DEPOSIT SAMPLES

  Variability in gold grades suggests the presence of coarse-grained gold in the mineralization composites.
  Base metal levels are relatively low, reducing the probability at excess cyanide consumption through preferential complexing with these metals.
  Tellurium levels are relatively low, reducing the probability of refractory gold locked in tellurides.
  Gravity separation indicated that a moderate portion of gold in the Fresh Dolomite Mineralization is present as coarse gravity recoverable gold.
  A significant portion of gold in the Transitional Mineralization is present as coarse gravity recoverable gold.
  The portion of gold recovered by gravity from the Fresh Carbonaceous Shale mineralization was highly varied, with no clear correlation between gravity recoverable gold and grind size.
  Cyanide leaching of gravity tailings produced excellent gold recovery from Transitional mineralization and moderate gold recovery from the Fresh Dolomite and Carbonaceous Shale mineralizations.
  Lime and cyanide consumption varied for between each mineralization type. The Fresh Carbonaceous Shale mineralization consumed the most cyanide, whilst the Transitional mineralization consumed the largest portion of lime.

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December 2015	Northern Territory Operations

14 MINERAL RESOURCE ESTIMATIONS

14.1	INTRODUCTION

The NT Operations have previously been individually identified but frequently referred to as the Cosmo Mine, the Burnside Gold & Base Metals Project, the Union Reefs Gold Project and the Pine Creek Gold Project. Within each of these project areas are located numerous gold deposits with estimated mineral resources and mineral reserves. The processing facility at Union Reefs is factored into the economic evaluation of all of the Company’s mineral resources and mineral reserves in the NT Operations and as a result of the shared infrastructure and close proximity of the various projects Newmarket Gold has determined it is prudent to prepare one report and treat the NT Operations as one project.

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NEWMARKET GOLD MINERAL RESOURCE STATEMENT - 31 December 2015													
		MEASURED MINERAL RESOURCE				INDICATED MINERAL RESOURCE				INFERRED MINERAL RESOURCE			
Project	Deposit	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold
Cosmo	Cosmo*[B]	2.0	1,650,000	3.63	192,500	2.0	2,987,000	2.99	287,600	2.0	678,000	2.76	60,200
Burnside	Howley					0.7	5,836,000	1.22	228,900	0.7	1,351,000	1.41	61,200
	Mottrams					0.7	204,000	1.17	7,700	0.7	169,000	1.14	6,200
	North Point					0.7	139,000	1.43	6,400	0.7	117,000	1.31	4,900
	Princess Louise					0.7	394,000	1.30	16,500				
	Rising Tide					0.7	292,000	1.45	13,600	0.7	372,000	1.49	17,800
	Fountain Head					0.7	273,000	1.79	15,700	0.7	99,000	1.95	6,200
	Tally Ho*					2.0	221,000	4.71	33,400	2.0	114,000	4.86	17,900
	Kazi									0.7	410,000	1.95	25,700
	Western Arm									0.7	3,383,000	1.11	120,300
	Bon's Rush									0.7	805,000	2.33	60,400
	Sub-total		**0**	**0.00**	**0**		**7,358,000**	**1.36**	**322,200**		**6,820,000**	**1.46**	**320,600**
Union Reefs	Prospect Claim*					2.0	450,000	5.07	73,200	2.0	380,000	7.23	88,400
	Crosscourse E-Lens*					1.0	2,301,000	1.85	136,900	1.0	479,000	1.96	30,200
	Crosscourse Western Lode*					2.0	191,000	3.67	22,500	2.0	96,000	4.05	12,500
	Low-Grade Stockpiles									N/A	260,000	0.75	6,300
	Esmeralda*					0.5/2.0	558,000	2.08	37,300	0.5/2.0	142,000	2.60	11,800
	Lady Alice									0.5	68,000	1.88	4,100
	Millars/BigTree/PingQue									0.5	523,000	1.79	30,100
	Orinoco					0.5	80,000	1.32	3,400	0.5	17,000	2.42	1,300
	Union North									0.5	559,000	1.52	27,300
	Union South/ Temple									0.5	818,000	1.33	35,000
	Sub-total		**0**	**0.00**	**0**		**3,579,000**	**2.38**	**273,300**		**3,342,000**	**2.30**	**246,900**
Pine Creek	Cox					0.5	730,000	1.41	33,100	0.5	74,000	1.36	3,300
	Czarina					0.5	1,046,000	1.80	60,600				
	South Czarina									0.5	294,000	1.49	14,100
	Enterprise									0.5	1,061,000	2.57	87,600
	Gandy's					0.5	535,000	1.81	31,100	0.5	482,000	2.92	45,300
	International					0.5	5,112,000	1.19	195,600	0.5	197,000	1.29	8,200
	Kohinoor					0.5	470,000	1.79	27,100	0.5	331,000	2.67	28,400
	South Enterprise					0.5	500,000	1.99	32,000	0.5	101,000	1.35	4,400
	Sub-total		**0**	**0.00**	**0**		**8,393,000**	**1.41**	**379,400**		**2,540,000**	**2.34**	**191,300**
	TOTAL		**1,650,000**	**3.63**	**192,500**		**22,317,000**	**1.76**	**1,262,500**		**13,381,000**	**1.90**	**819,000**

TABLE 14-1 NEWMARKET GOLD MINERAL RESOURCE STATEMENT – DECEMBER 31, 2015

Notes: * Underground Resource, [B] = currently operating deposit

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

14.2	COSMO MINE MINERAL RESOURCE

14.2.1 INTRODUCTION

Cosmo Mine Mineralized Domains (Au >= 2 g/t)
Domain	Tonnes	Gold Grade g/t	Oz Gold
Measured	1,650,000	3.63	192,500
Indicated	2,987,000	2.99	287,600
Total (Measured and Indicated only)	4,637,000	3.22	480,100
Inferred	678,000	2.76	60,200

TABLE 14-2 MINERAL RESOURCE ESTIMATIONS COSMO MINE PROJECT NORTHERN TERRITORY DEPLETED TO 31ST DECEMBER 2015

Notes on Table 14-2:

1.	Mineral resources are stated as of December 31, 2015.

2.	Mineral resources are inclusive of mineral reserves, which are set out below.

3.	Mineral resources are calculated using these parameters.

4.	Gold Price of $A1,500/oz, metallurgical recovery of 92.0%.

5.	Lower cut-off of 2.0g/t Au is used to calculate the mineral resources.

6.	All tonnes are rounded to the closest 1,000t and ounces are rounded to the closest 100 ounces.

7.	The mineral resource estimate was prepared by Mark Edwards, B.SC. MAusIMM (CP) MAIG, General Manager Exploration for Newmarket Gold.

8.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

14.2.2 COSMO MINE RECONCILIATION

The Cosmo Mine has been extracting ore since late 2011.

Table 14-3 below relates to the mining period from January 2015 to December 2015. The grade control model data in the table is taken from the series of grade control block models that have been generated for mine scheduling and planning at certain points in time. These block models change as new data is added and geological understanding increases. During 2015 significant changes have been made to the geological interpretation of the Cosmo mineralization. Changes and improvements have also been made to the kriging parameters used in the block model estimation.

Overall for the mining period, the Cosmo Underground Mine produced 5% more tonnes whilst the grade of this material was down 11% versus the block model designed tonnes and grade. This increased tonnage and reduced grade is mainly due to the dilution of the stopes with the failure of the F10 Fault. Minor development tonnage increases are being seen through stripping, higher backs and fillets taken on the turn-outs; these tonnes are not incorporated in the planned tonnes. The increased tonnage seen in the development is not classified as dilution, as the development is predominantly through the mineralization lodes.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Month	Grade Control Model Grade			Reconciled Mined			% Diff Reconciled Mined to Grade Control Model
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Jan	65,552	4.41	9,297	71,333	3.81	8,740	9%	-14%	-6%
Feb	63,706	4.38	8,980	62,392	3.74	7,493	-2%	-15%	-17%
Mar	62,607	3.14	6,326	63,864	3.36	6,890	2%	7%	9%
Apr	49,685	3.50	5,587	53,552	3.57	6,145	8%	2%	10%
May	56,674	3.12	5,679	61,698	2.70	5,359	9%	-13%	-6%
Jun	64,417	2.98	6,171	68,056	2.76	6,032	6%	-7%	-2%
Jul	52,203	2.87	4,811	58,173	2.62	4,897	11%	-9%	2%
Aug	46,709	3.23	4,850	50,560	2.78	4,519	8%	-14%	-7%
Sep	53,543	3.17	5,449	55,755	2.59	4,649	4%	-18%	-15%
Oct	50,413	2.99	4,841	52,095	2.74	4,586	3%	-8%	-5%
Nov	64,571	3.17	6,575	67,023	2.76	5,947	4%	-13%	-10%
Dec	61,793	3.02	6,000	62,136	2.37	4,734	1%	-22%	-21%
YTD	691,873	3.35	74,567	726,637	3.00	69,991	5%	-11%	-6%

TABLE 14-3 RECONCILIATION RESULTS FOR COSMO MINE JANUARY - DECEMBER 2015, AU G/T

14.2.3 GEOLOGICAL INTERPRETATION

Lithological/Structural interpretation.

Wireframes are created of the major lithological contacts. There are four such contacts:

  Inner Siltstone-Dolomite;
  Dolomite-Dolerite;
  Dolerite-Ore hosting Siltstones; and
  Ore hosting Siltstones – Graphitic Mudstone.

Lithological contacts are digitized from points on diamond drill holes and surveyed contacts in underground (mostly) and open pit workings.

Similarly generated major faults include:

  F10 Fault – bedding plane fault occupying a thin graphitic mudstone within the mineralization hosting siltstones. This fault breaks out of bedding into a north-west orientation at it’s northern end transposing lithologies to it’s northern side above the F1 Fault.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations
  F9 Fault – Northwest striking fault that bisects the Eastern Footwall Lodes. It is a sub vertical fault with up to 30m of dextral strike slip movement.
  F8 Fault and F8A Fault - Northwest striking faults that bisect the Eastern Footwall Lodes. These faults also exhibit dextral strike slip movement similar to the F9 Fault albeit with less offset.
  F1 Fault – One of the major mineralization controls, this 1-5m thick, highly graphitic fault bisects the mineralization zones in to footwall and hangingwall lodes. Modeling in 2015 has revealed the F1 Fault to be a footwall splay to the F2 Fault with the F1 Fault becoming east-west orientated across the hinge of the Cosmo Anticline. Intersections with northwest faults can create gently ramped steeper or shallower sections of the fault in long section, which may be a important control to localizing areas of higher gold mineralization.
  F2 Fault – A north – south striking fault that varies from5 to 20m in width, which appears to be generally bedded in the western limb of the Cosmo Anticline. It is the western limit of the Cosmo Mine mineralization and is modeled terminating the F1 and F9 Faults. It is interpreted from diamond drilling and surveyed contacts underground and has an exposure across the western walls of the Cosmo and Phantom open pits where it is found to shallow in dip.
  F3 Fault – was modeled prior to 2015 as an east – west striking fault to the south of the mine workings with similar orientation and plunge as the F1 Fault. This was based on fault breccia outcrop in the south-east corner of the Phantom pit and quartz breccia intervals in three very widely spaced (+320m) diamond drill core holes. Subsequent drilling in 2015 of six diamond holes into the metasediments, which core the Zamu Dolerite does not support the previous interpretation of the F3 Fault, with the Phantom pit fault now modeled to have a more northerly orientation within the eastern Cosmo Anticline fold limb.

Gold Lode Interpretation

The gold lodes in the footwall are remarkably planar. The hangingwall lodes are more complex due to parasitic folding of which many are isoclinal. Each lode is correlated by grade within its stratigraphic position in the mineralization bearing siltstones. To date seven lodes have been identified:

100 Lode – The best gold-endowed lode is constrained within the contact of the Graphitic Mudstone (Pmc unit) and the F10 Fault. In the hangingwall lodes, the F10 Fault deviates away from the lodes and mineralization appears to be related to parasitic folding against the Graphitic Mudstone. The 100 Lode contains, near its center, a thin internal Graphitic Mudstone unit (termed the 11 unit), which is often un-mineralized. Gold grades are easily correlated in plan and section.

200 Lode – The first mineralization that occurs west of the F10 Fault. Gold grades are usually more erratic and lower grade than in the 100 Lode, but is still clearly correlated. The economic portion of 200 Lode terminates to the north where the F10 Fault deviates northeast, becoming cross cutting. The 200 Lode essentially becomes the 600 Lode as it strikes towards and crosses the Cosmo Anticline fold hinge.

300 Lode – This is the next lode to the west of the 200 Lode being separated generally by 5-6m of less -altered and –sulfidic, barren siltstone or mudstone. This lode is of lower average gold grades with variable and indistinct grade contacts. At depth and in the southern extent of this lode the gold grades may improve.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

400 Lode – This is the innermost lode. It is located close to the Zamu Dolerite and is of consistently low gold grade with similar indistinct grade boundaries as the 300 Lode. This lode splays off the 300-Lode.

500 Lode – This is the continuation of the 100 Lode as it wraps around the Cosmo Anticline fold hinge and becomes part of the Western Lodes. Like the 100 Lode it occurs nearest to the Pmc Graphitic Mudstone. There is no F10-Fault in the Western Lodes

600 Lode – Similar to the 500 Lode this is the continuation of the 200 Lode as it wraps around the Cosmo Anticline fold hinge to become part of the Western Lodes.

101 Lode – Termed the Sliver Zone, this lode is a subsidiary fold that veers to the north. The lower extents and internal faulting of this mineralization are unclear and are the subject of ongoing mineral resource definition drilling and spatial mineralization studies.

Methodology

In a given stratigraphic position, all contiguous mineralization greater than 0.2g/t Au is coded as the relevant lode using wireframes created from geological data collected such as diamond drilling, face mapping, underground backs/wall mapping and survey picked up contacts. Some lodes, such as the 100-Lode, are strata-bound; in this case by the graphitic mudstone lithological contact and the F10 Fault. Other lodes such as the 300 Lode have diffuse, grade dependent, boundaries with lithological units including gold mineralization above 0.2g/t Au.

Lode wireframes are snapped to relevant contacts on drill holes wherever possible. Face map chip sample line information is also incorporated into lode and lithology modeled wireframes where relevant. Sludge sample gold assay results can also be used in wireframing modeling decisions to define the edges of the mineralization to within 0.9m but sample grades are not used for mineral resource grade estimation.

Upon completion of each wireframe contact, the wireframe is spatially closed and validated. Each wireframe must not overlap with any other of the lode wireframes or errors will occur during block modeling. Each closed wireframe is a separate file for estimation purposes.

Waste zones that occur between the lodes are wireframed from the lode contacts thereby preventing overlaps. These wireframes are closed, validated and once given waste codes saved as separate files.

14.2.4 BULK DENSITY

There have been several campaigns of bulk density test work on the Cosmo mineralization. The first was during the exploration phase. These densities have been used in previous reports. A density of 2.93t/m 3 was used in reports of model tonnages and grades for the 100 Lode, with 2.88t/m 3 used to report the 200 and 300 Lodes. These densities were derived from a total of 103 wax encapsulated mineralized samples taken from ½ HQ drill core. A total of 170 samples were also selected from various lithologies and lodes for air pycnometer testing to validate the wax encapsulated density values, with results indicating a close correlation. There are over 1,000 samples with associated bulk density analysis for the Cosmo deposit, with the majority of these located in the sulphide mineralization zone.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Since the underground has become operational, onsite bulk density (BD) data is collected, to confirm the SG data values being used are correct.

The diamond drill core samples were selected as representative of each lithology present at Cosmo. Samples were chosen by geologists (core pieces around 20cm in length), approximately one every second core tray, and the intervals and lithology recorded in the log.

In situ bulk density (BD) determinations were estimated using the water displacement method on drill core. BD data derived from Fresh and Transitional material had been considered reliable, as rock competency and core recovery improved with depth, reducing the variability of results. In oxide zones, the same technique of water displacement was used, on handpicked sticks of competent core. This may have imposed a bias towards overestimation. Bulk density measurements estimated using the water displacement method was calculated from the following formula:

BD = WAD

WAS – WWS

Where	WAD	=	Weight of dry sample in air
	WAS	=	Weight of saturated sample in air
	WWS	=	Weight of saturated sample immersed in water

Method

Determining WAD: For each meter of core requiring measurement, a 0.2m piece of core was removed from the tray (prior to core being cut). Core affected by grease or drilling fluid was not chosen. Each piece of core was placed on the scales and its weight recorded.

Determining WAS: The sample was re-weighed in air allowing minimal drying.

Determining WWS: A container of water with sufficient volume to immerse a 0.2m length of core was placed on the scales. The pieces of core (in a wire basket) were lowered into the water and when the weight steadies (after the sample has become saturated) the weight was recorded.

All measurements were recorded and BD’s calculated using the above formula.

The results of all the operational onsite bulk density data are separated into geological domains in Surpac Mine software.Table 14-4 summarizes the results.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Domain	bulk density g/cm3
Dolerite pdz	2.93
All meta seds	2.88
100, 110, 120, 130, 150, 101, 500, 550 Lode	2.93
200, 210, 220, 230, 250, 300, 310, 320, 330, 350, 400, 420, 430, 450, 600, 650 lode	2.88
Pca (dolomite)	2.88
Pmc	2.88
Unclassified metaseds	2.88

TABLE 14-4 BULK DENSITY FOR LODES AT COSMO MINE

14.2.5 DATA TYPES

The estimation of contained gold has been based on assays sourced from drilling and face sample data, detailed in Section 10, above. The data available as at December 2015 consisted of diamond core samples derived from historic exploration and mining definition campaigns as well as face chip samples derived during mine grade control. Sludge drilling results were included in the database but excluded from compositing and subsequent estimation. Also excluded were 28 drill holes and one face sample (875_ACC_LW) that had failed the data validation process.

All data is provided in local grid co-ordinates.

Drilling provides data to depths up to 1,000m below surface. The total database consisted of 1,305 (for 221,389m) diamond drill holes and 4,653 face sample lines (for 29,099m). The drill core and face sampling were sampled and assayed mostly at 1m intervals, although the database contains intervals at varying lengths within mineralized lodes as summarized in Table 14-5. The higher sample lengths in most holes are due to core loss in the sample interval.

Mineralised Domain	Minimum Length (m)	Maximum Length (m)	Mean Length (m)
100	0.1	5.0	0.976
110	0.2	1.75	0.961
120	0.1	2.4	0.966
130	0.2	2.2	0.951
200	0.15	2.3	0.925
210	0.1	1.9	0.914
220	0.1	3.0	0.970
230	0.25	3.68	0.967
300	0.2	5.0	1.001
310	0.3	2.0	0.911
320	0.2	2.7	1.032
330	0.15	2.9	0.988
400	0.1	2.2	0.936
420	0.4	2.6	0.959
430	0.2	2.0	0.948
500	0.3	1.75	0.859

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Mineralised Domain	Minimum Length (m)	Maximum Length (m)	Mean Length (m)
600	0.2	1.9	0.990
101	0.1	5.0	0.978
150	0.1	4.88	1.006
250	0.1	3.05	1.001
350	0.1	4.6	1.044
450	0.2	2.1	1.025
550	0.16	5.5	0.961
650	0.1	4.57	0.984

TABLE 14-5 SUMMARY OF SAMPLE LENGTHS BY MINERALIZED DOMAIN

14.2.6 GEOLOGICAL INTERPRETATION

The Cosmo deposit is interpreted to be a series of steep northwest plunging gold mineralized vein, breccia and shears in the Howley Anticline and hosted within inter-bedded siltstones, mudstones, banded iron, phyllites, dolerite sills and greywacke (Upper to Middle Koolpin Formation).

Mineralization is generally strongest adjacent to dilational structures within the sedimentary host package and elevated sulphides (pyrite and arsenopyrite) within greywacke units.

For the purposes of estimation the interpreted mineralized zones were domained into Hangingwall and Footwall based on their proximity to the F1 Fault structure.

Waste domains were interpreted between each of the mineralized domains to enable estimation of background gold grades into areas surrounding the main mineralized lodes.

14.2.7 MINERAL RESOURCE INTERPRETATION

Interpretation of mineralized domains has been informed by geological stratigraphic units and a relative gold cut-off grade based on continuity, with a lower limit of ~0.2g/t Au to an upper limit of +100g/t Au used as the basis for defining mineralized material.

The mineral resource domain interpretations were wireframed and numbered Table 14-6according to mineralized/waste, Hangingwall and Footwall mineralized domains as outlined in .

Domain Type	Domain Number	Domain Type	Domain Number
Footwall	100	Footwall	400
Footwall	110	Footwall	420
Footwall	120	Footwall	430
Footwall	130	Footwall	500
Footwall	200	Footwall	600
Footwall	210	Hanging wall	101
Footwall	220	Hanging wall	150
Footwall	230	Hanging wall	250
Footwall	300	Hanging wall	350

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Domain Type	Domain Number	Domain Type	Domain Number
Footwall	310	Hanging wall	450
Footwall	320	Hanging wall	550
Footwall	330	Hanging wall	650

TABLE 14-6 MINERALIZED DOMAIN NOMENCLATURE

The mineral resource wireframes were used to code the drill intercepts contained within them by flagging into a new table in the database, the “intercepts” table. This flagging allows the selection of data within domains by codes for the purposes of sample analysis and compositing.

All mineral resource interpretation wireframes have been used as hard boundaries for this estimate.

14.2.8 COMPOSITING AND STATISTICS

Compositing of the raw drilling sample data is necessary to establish a single support for the data (length) and to avoid bias when calculating statistics and undertaking any estimation of the data into three dimensional volumes. A number of items are considered when selecting an appropriate composite length; they include the original support of the raw sample data, the assumed selectivity (and therefore the block size) of the model and the imposed spatial dimensions of the mineralized domains.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

An examination of sample statistics by domain (Table 14-7) and combined (Table 14-8 ), for mineralized intercepts reveals that the majority of sampling is on 1m downhole support, although sample lengths vary from a minimum of 0.10m to a maximum of 5.50m downhole. The number of instances of samples less than 1m is 30.0% . Similarly the number of instances of samples greater than 1m is 25.3% . The higher sample lengths usually tend to focus on areas where there was lost core.

Domain	All Mineralised Samples		Percentiles
Number	63,783	10	0.62
Minimum	0.10	20	0.80
Maximum	5.50	30	0.98
Mean	0.97	40	1.00
		50	100
		60	1.00
		70	1.00
		80	1.10
		90	1.25
		95	1.30
		97.5	1.40

TABLE 14-7 SATISTICAL SUMMARY, SAMPLE LENGTH ALL MINERALISZED DOMAINS (FOOTWALL AND HANGING WALL)

Within the mineralized domains the drill samples were composited to 1m downhole to provide equal support data for statistical evaluation and estimation.

The waste domains were also composited to 1m downhole to provide equal support data for statistical evaluation and estimation.

The effect of a small number of outlier composite grades or spatially isolated composites may have an undue effect on the estimated block grades within individual domains. The identification of outliers was undertaken using statistical tables, statistical summary charts and an investigation of the composite data in 3D visualization for both mineralized and waste domains.

A number of high cuts were identified as necessary within both mineralized and waste domains. A statistical summary of the mineralized/waste domains is detailed in Table 14-8 and Table 14-9.

Domain	Number of Composites	Minimum Gold Grade g/t Au	Maximum Gold Grade g/t Au	Mean Gold Grade g/t Au	Co-efficient of Variation
100	8,949	0.01	72.22	3.11	1.35
110	2,674	0.01	38.00	2.20	1.71
120	2,888	0.01	127.31	4.33	1.36
130	1,595	0.01	59.90	3.31	1.13
200	4,861	0.01	35.58	1.89	1.02

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Domain	Number of Composites	Minimum Gold Grade g/t Au	Maximum Gold Grade g/t Au	Mean Gold Grade g/t Au	Co-efficient of Variation
210	2,057	0.01	28.00	0.82	1.98
220	985	0.01	44.96	2.22	1.15
230	973	0.01	62.00	1.84	1.48
300	5,705	0.00	127.00	2.46	1.40
310	1,017	0.01	24.65	1.17	1.46
320	829	0.01	32.00	2.95	1.12
330	1,686	0.01	117.00	2.17	1.63
400	1,807	0.01	37.00	1.49	1.25
420	239	0.01	50.01	1.68	2.09
430	965	0.01	49.60	1.69	1.63
500	83	0.01	6.32	1.39	1.08
600	165	0.01	36.00	1.67	1.88
5 (Waste)	113,597	0.00	990.00	0.41	9.21
10 (Waste)	3,767	0.01	15.38	0.25	2.46
11 (Waste)	2,121	0.01	8.52	0.14	3.29
12 (Waste)	861	0.01	20.10	0.52	2.57
13 (Waste)	1460	0.01	20.30	0.34	2.85
20 (Waste)	4,603	0.01	20.60	0.29	1.79
21 (Waste)	1,900	0.01	9.57	0.28	2.21
23 (Waste)	1,213	0.01	9.87	0.27	1.99
30 (Waste)	2,134	0.01	15.90	0.39	1.91
33 (Waste)	1,345	0.01	6.34	0.35	1.37
50 (Waste)	101	0.02	8.61	0.71	1.97

TABLE 14-8 STATISTICAL SUMMARY, GOLD PPM - FOOTWALL DOMAINS

Domain	Number of Composites	Minimum Gold Grade g/t Au	Maximum Gold Grade g/t Au	Mean Gold Grade g/t Au	Co-efficient of Variation
101	9,968	0.01	66.90	2.17	1.55
150	5,522	0.00	62.60	3.17	1.33
250	1,097	0.01	77.20	2.50	1.78
350	1,052	0.01	52.00	2.20	1.66
450	210	0.00	13.30	1.76	1.23
550	5,545	0.00	161.20	2.63	2.45
650	2,949	0.00	65.56	2.69	1.62
15 (Waste)	1,570	0.01	13.61	0.46	1.97
25 (Waste)	1,074	0.01	7.70	0.37	1.65
35 (Waste)	464	0.00	7.81	0.37	2.20
55 (Waste)	3,489	0.00	39.79	0.51	3.83

TABLE 14-9 STATISTICAL SUMMARY, GOLD PPM – HANGINGWALL DOMAINS

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

High-grade gold cuts were applied to the raw assay data within table ‘assay’ of the database ‘cosmo.mdb’ and then domain composites were generated from these high cut assay data columns. Summary statistics for cut composites are detailed in Table 14-10 and Table 14-11.

Domain	Number of Composites	Applied High Cut g/t Au	Cut Mean g/t Au	Cut Standard Deviation	Cut Co-efficient of Variation
100	8,979	25	3.05	3.82	1.25
110	2,674	25	2.18	3.64	1.67
120	2,888	25	4.17	4.64	1.11
130	1,595	25	3.26	3.33	1.02
200	4,861	20	1.88	1.83	0.97
210	2,057	20	0.80	1.39	1.74
220	985	20	2.18	2.14	0.99
230	973	20	1.77	1.85	1.04
300	5,705	20	2.39	2.60	1.09
310	1,017	20	1.15	1.48	1.30
320	829	20	2.92	3.10	1.06
330	1,686	20	2.11	2.15	1.02
400	1,807	20	1.48	1.70	1.15
420	239	20	1.54	1.89	1.22
430	965	20	1.63	1.87	1.15
500	83	20	1.39	1.51	1.08
600	165	15	1.54	1.94	1.26
5 (Waste)	113,597	5	0.32	0.70	2.19
10 (Waste)	3,767	5	0.24	0.51	2.09
11 (Waste)	2,121	5	0.13	0.37	2.83
12 (Waste)	861	5	0.46	0.85	1.86
13 (Waste)	1,460	5	0.31	0.68	2.15
20 (Waste)	4,603	5	0.29	0.42	1.47
21 (Waste)	1,900	5	0.27	0.52	1.92
23 (Waste)	1,213	5	0.26	0.40	1.57
30 (Waste)	2,134	5	0.37	0.49	1.33
33 (Waste)	1,345	5	0.35	0.46	1.33
50 (Waste)	101	5	0.60	0.90	1.50

TABLE 14-10 STATISTICAL SUMMARY FOR HIGH GRADE CUT COMPOSITES, GOLD G/T - FOOTWALL DOMAINS

Domain	Number of Composites	Applied High Cut g/t Au	Cut Mean g/t Au	Cut Standard Deviation	Cut Co-efficient of Variation
101	9,968	20	2.11	2.97	1.41
150	5,522	25	3.10	3.75	1.21
250	1,097	20	3.33	2.93	1.26
350	1,052	20	2.10	2.85	1.36
450	210	15	1.76	2.15	1.23
550	5,545	20	2.30	3.54	1.53
650	2,949	15	2.45	3.14	1.28
15 (Waste)	1,570	5	0.43	0.63	1.47
25 (Waste)	1,074	5	0.37	.55	1.51

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Domain	Number of Composites	Applied High Cut g/t Au	Cut Mean g/t Au	Cut Standard Deviation	Cut Co-efficient of Variation
35 (Waste)	464	5	0.34	0.58	1.70
55 (Waste)	3,489	5	0.38	0.78	2.04

TABLE 14-11 STATISTICAL SUMMARY FOR HIGH GRADE CUT COMPOSITES, GOLD G/T – HANGINGWALL DOMAINS

The data populations within the majority of mineralized domains are positively skewed with moderate variability. The variability is reduced somewhat by high cutting of gold grades in those domains with relatively high coefficients of variation.

Within waste domains the high cut was applied with the aim of reducing the influence of singular ‘outlier’ high grades whilst allowing any genuine anomalous areas to be represented within the estimation.

14.2.9 VARIOGRAPHY

Variography was used to characterize the spatial behavior of the composite data for establishing estimation parameters. Variogram stability and quality is dependent on the statistical properties of defined domains and the amount of data available within domains. After an initial investigation of the gold data, isotropic variogram models were defined individually for mineralized and waste domains. The omnidirectional variogram models (relative sills) are detailed in Table 14-12 and Table 14-13.

Domain	Nugget	Struct	Sill	Major (m)	Major/ Semi Ma	jor/ Minor
100	0.212	St1	0.456	16	1	2.0
		St2	0.332	190	1	10.6
110	0.273	St1	0.440	18	1	1.8
		St2	0.288	140	1	10.0
120		No Variogram Defined – Used Domain 100 Model
130		No Variogram Defined – Used Domain 100 Model
200	0.290	St1	0.543	15	1	3.0
		St2	0.167	100	1	6.7
210	0.288	St1	0.515	22	1	3.1
		St2	0.197	180	1	12.9
220		No Variogram Defined – Used Domain 200 Model
230		No Variogram Defined – Used Domain 200 Model
300	0.288	St1	0.530	14	1	2.8
		St2	0.183	50	1	3.3
310	0.240	St1	0.491	15	1	1.9
		St2	0.258	125	1	8.3
320		No Variogram Defined – Used Domain 300 Model
330		No Variogram Defined – Used Domain 300 Model
400	0.227	St1	0.458	15	1	1.9
		St2	0.314	58	1	4.1
420		No Variogram Defined – Used Domain 400 Model
430		No Variogram Defined – Used Domain 400 Model
500		No Variogram Defined – Used Domain 600 Model

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Domain	Nugget	Struct	Sill	Major (m)	Major/ Semi	Major/ Minor
600	0.245	St1	0.366	6	1	1.0
		St2	0.389	18	1	1.0
5 (Waste)	0.367	St1	0.452	12	1	1.0
		St2	0.181	150	1	1.0
10 (Waste)	0.334	St1	0.506	17	1	3.4
		St2	0.159	78	1	7.8
11 (Waste)	0.351	St1	0.530	13	1	2.6
		St2	0.119	75	1	7.5
12 (Waste)		No Variogram Defined – Used Domain 10 (Waste) Model
13 (Waste)		No Variogram Defined – Used Domain 10 (Waste) Model
20 (Waste)	0.359	St1	0.467	15	1	3.0
		St2	0.174	150	1	15.0
21 (Waste)		No Variogram Defined – Used Domain 11 (Waste) Model
23 (Waste)		No Variogram Defined – Used Domain 20 (Waste) Model
30 (Waste)	0.313	St1	0.415	15	1	3.8
		St2	0.272	88	1	11.0
33 (Waste)		No Variogram Defined – Used Domain 30 (Waste) Model
50 (Waste)	0.393	St1	0.389	14	1	1.0
		St2	0.218	45	1	1.0

TABLE 14-12 ISOTROPIC VARIOGRAM MODELS FOR GOLD – FOOTWALL

Domain	Nugget	Struct	Sill	Major (m)	Major/ Semi	Major/ Minor
101		No Variogram Defined – Used Domain 150 Model
150	0.323	St1	0.449	15	1	3.0
		St2	0.228	70	1	5.8
250	0.308	St1	0.420	18	1	2.3
		St2	0.272	65	1	4.3
350	0.316	St1	0.314	15	1	3.0
		St2	0.370	45	1	3.8
450		No Variogram Defined – Used Domain 350 Model
550		No Variogram Defined – Used Domain 150 Model
650		No Variogram Defined – Used Domain 250 Model
15 (Waste)	0.395	St1	0.425	18	1	2.6
		St2	0.180	70	1	4.7
25 (Waste)	0.347	St1	0.459	14	1	3.5
		St2	0.193	65	1	8.1
35 (Waste)		No Variogram Defined – Used Domain 25 (Waste) Model
55 (Waste)	0.393	St1	0.389	14	1	1.0
		St2	0.218	45	1	1.0

TABLE 14- 13 ISOTROPIC VARIOGRAM MODELS FOR GOLD – HANGINGWALL

The modeled variograms resulted in a moderate relative nugget ranging from 21% to 39%. Two spherical structures were used throughout with a moderate amount of variability demonstrated over a short range by the first structure (6-22m) and a longer range of within 18-190m (Footwall) and 45-70m (Hangingwall) for the second structure.

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A robust variogram could not be modeled for all domains so variography from comparable domains was substituted on the basis of geological similarity as indicated in Table 14-12 and Table 14-13.

For the ‘dynamic Kriging’ (refer Section 14.2.7) estimation of gold in the block model the rotation of the variogram models was adjusted to follow the orientation of the search ellipsoid and better fit the orientation of each individual mineralized domain. Search ellipsoids and variogram orientations were individually adjusted to fit within these estimation sub-domains. Anisotropy in the minor direction was introduced in the variogram models at a ratio of 1:4 (for bearing, plunge, dip orientations refer Figure 14-2 & Figure 14-3).

14.2.10 GRADE INTERPOLATION METHODOLOGY

Both the Footwall and Hangingwall Lodes of Cosmo were estimated using a ‘dynamic Kriging’ technique developed by Newmarket Gold and modified by Cube Consulting. It consists of an Ordinary Kriged (OK) estimate within each lode that has been divided into angular sectors. This process utilizes an orientation set for the search and variogram while applying a sector (angular corridor) when constraining the block used in the estimate. Each block is pre-populated with dip and dip direction values drawn from the triangle centroids of the constraining wireframe. To perform an estimate, space (spherical/polar co-ordinate system) is divided into two groups of sectors (10° increments) of both dip direction and dip. An estimate is then performed for each sector.

For blocks with a dip between 40° and 50° and with a dip direction between 60° and 70° an estimate is performed with orientations for dip and dip direction of 45° and 65° respectively. The constraint is simply the upper and lower limits of the sector as described above.

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The estimation methodology used for the Cosmo mineralization style is considered appropriate by Newmarket Gold, based on experience with similar deposit types. In previous estimations it had produced reasonable, unbiased reproductions of the drilling data where areas of adequate sampling were present. Outside areas of adequate sampling the mineral resource classification applied reflects the uncertainty of the estimate. Validation of the model also confirmed the estimation approach for Cosmo was reasonable and appropriate. As an additional validation measure an omnidirectional check estimate (not subject to dynamic Kriging sectors) was undertaken in order to compare global gold results against the dynamic Kriging.

A three dimensional, one pass Ordinary Kriging estimate was run using the ‘dynamic Kriging’ method discussed above to estimate the high cut gold grade 1.0m downhole composite data within each mineralized and waste domain. Table 14-14 and Table 14-15 summarize the estimation search parameters by domain.

A three dimensional, one pass inverse distance weighted ‘check’ estimate was also run to estimate the high cut gold grade 1.0m down-hole composite data within each mineralized and waste domain. Table 14-16 and Table 14-17 summarize the estimation search parameters by domain.

Minimum composites used throughout the mineral resource model were, eight composites in the hangingwall mineralization lodes, 6 composites in the footwall mineralization lodes, 10 composites in the hangingwall waste lodes and eight composites in the footwall waste lodes. Maximum composites used were, 20 composites in the hangingwall mineralization lodes, either 20 or 18 composites in the footwall mineralization lodes, 22 composites in the hangingwall waste lodes and 20 composites in the footwall waste lodes. A block discretization of 1 in X, 2.5 in Y and 2.5 in Z were used throughout.

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Mineralised Domain	Search Radius (m)	Bearing Sector Width°	Plunge Sector Width°	Major/Semi	Major/Minor
100	50	10	10	1	4
110	50	10	10	1	4
120	50	10	10	1	4
130	50	10	10	1	4
200	50	10	10	1	4
210	50	10	10	1	4
220	50	10	10	1	4
230	50	10	10	1	4
300	50	10	10	1	4
310	50	10	10	1	4
320	50	10	10	1	4
330	50	10	10	1	4
400	50	10	10	1	4
420	50	10	10	1	4
430	50	10	10	1	4
500	50	10	10	1	4
600	50	10	10	1	4
5	50	10	10	1	4
10	50	10	10	1	4
11	50	10	10	1	4
12	50	10	10	1	4
13	50	10	10	1	4
20	50	10	10	1	4
21	50	10	10	1	4
23	50	10	10	1	4
30	50	10	10	1	4
33	50	10	10	1	4
50	50	10	10	1	4

TABLE 14- 14 DYNAMIC KRIGING SEARCH PARAMETERS FOR GOLD – FOOTWALL DOMAINS – MINERALIZED AND WASTE

Mineralised Domain	Search Radius (m)	Bearing Sector Width°	Plunge Sector Width°	Major/Semi	Major/Minor
101	50	10	10	1	4
150	50	10	10	1	4
250	50	10	10	1	4
350	50	10	10	1	4
450	50	10	10	1	4
550	50	10	10	1	4
650	50	10	10	1	4
15	50	10	10	1	4
25	50	10	10	1	4
35	50	10	10	1	4
55	50	10	10	1	4

TABLE 14-15 DYNAMIC KRIGING SEARCH PARAMETERS FOR GOLD – HANGINGWALL DOMAINS – MINERALIZED AND WASTE

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Mineralised Domain	Search Radius (m)	Bearing	Plunge	Dip	Major/Semi	Major/Minor
100	50	0	0	0	1	4
110	50	0	0	0	1	4
120	50	0	0	0	1	4
130	50	0	0	0	1	4
200	50	0	0	0	1	4
210	50	0	0	0	1	4
220	50	0	0	0	1	4
230	50	0	0	0	1	4
300	50	0	0	0	1	4
310	50	0	0	0	1	4
320	50	0	0	0	1	4
330	50	0	0	0	1	4
400	50	0	0	0	1	4
420	50	0	0	0	1	4
430	50	0	0	0	1	4
500	50	0	0	0	1	4
600	50	0	0	0	1	4
5	50	0	0	0	1	4
10	50	0	0	0	1	4
11	50	0	0	0	1	4
12	50	0	0	0	1	4
13	50	0	0	0	1	4
20	50	0	0	0	1	4
21	50	0	0	0	1	4
23	50	0	0	0	1	4
30	50	0	0	0	1	4
33	50	0	0	0	1	4
50	50	0	0	0	1	4

TABLE 14- 16 INVERSE DISTANCE WEIGHTED SEARCH PARAMETERS FOR GOLD – FOOTWALL DOMAINS – MINERALIZED AND WASTE

Mineralised Domain	Search Radius (m)	Bearing	Plunge	Dip	Major/Semi	Major/Minor
101	50	0	0	0	1	4
150	50	0	0	0	1	4
250	50	0	0	0	1	4
350	50	0	0	0	1	4
450	50	0	0	0	1	4
550	50	0	0	0	1	4
650	50	0	0	0	1	4
15	50	0	0	0	1	4
25	50	0	0	0	1	4
35	50	0	0	0	1	4
55	50	0	0	0	1	4

TABLE 14-17 INVERSE DISTANCE WEIGHTED SEARCH PARAMETERS FOR GOLD – HANGINGWALL DOMAINS – MINERALIZED AND WASTE

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14.2.11 BLOCK MODEL DEFINITION

The primary consideration of the 3D model was to provide an adequate level of resolution to cope with all volume related complexity. The 3D wireframes were used to create block model volume constraints for each mineralized zone in the local grid co-ordinate system. The model was rotated to bearing 330°.

All mineralized and waste domains were coded and estimated into a single block model, cosmo_underground_ni43101_eoy2015_depleted.mdl. Table 14-18 presents the 3D block model definition and extents.

	Northing	Easting	RL
Minimum	1100	4900	270
Maximum	2400	5600	1200
Block Size	5	2	5
Sub-block	2.5	1	2.5

TABLE 14-18 COSMO_UNDERGROUND_NI43101_EOY2015_DEPLETED.MDL BLOCK MODEL DEFINITION

The chosen block size represents approximately half the best data spacing in the Northing direction and a choice in the Vertical and Easting dimension controlled by the need to appropriately represent the volume of the wireframes.

A summary of relevant field names and descriptions is presented in Table 14-19.

Attribute	Type	Default	Description
au_id2	real	-99	Au Grade (ppm) from Inverse Distance
au_krig	real	-99	Au Grade (ppm) from Kriging
density	real	2.88	Specific Gravity
krig_var	real	-99	Au Kriging Variance
lodecode	Integer	-99	Lode Code
mined	Integer	-99	Mined Code used for mining depletion
no_samp	Integer	-99	No of Samples used for interpolation
resclass	Integer	-99	mineral resource Classification Code

TABLE 14-19 3D BLOCK MODEL ATTRIBUTES

14.2.12 MODEL VALIDATION

Model validations were undertaken on all Footwall and Hangingwall domains. The validations include both mineralized and waste domains and an inspection of the audit documentation of the individual estimation runs, visual inspection of the block outcomes and input data and statistical comparisons of input data and block outcomes. Grade Tonnage curves were used as a means of validating the dynamic Kriged estimate against an inverse distance weighted check estimate.

Statistical comparisons of input data and block model outcomes for the mineralized domains are shown in Table 14-20.

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Domain	Cut Composite Average Grade g/t Au	Block Model Average Grade g/t Au	Variance %	Un-depleted Percentage of Total Gold Oz	Indicated / Measured Model Average Grade g/t Au	Variance %
Footwall Lodes - mineralization Domains
100	3.05	2.35	77.0	12.2%	2.40	78.7
110	2.18	1.15	52.8	4.6%	1.53	70.2
120	4.17	3.69	88.5	4.4%	3.70	88.7
130	3.26	2.79	85.6	1.7%	2.97	91.1
200	1.88	1.76	93.6	6.9%	1.78	94.7
210	0.80	0.83	103.8	2.2%	0.97	121.3
220	2.18	2.12	97.2	1.2%	2.12	97.2
230	1.77	1.79	101.1	1.5%	1.85	104.5
300	2.39	1.99	83.3	5.5%	2.04	85.4
310	1.15	1.27	110.4	3.4%	1.21	105.2
320	2.92	2.80	95.9	1.0%	2.83	96.9
330	2.11	2.04	96.7	2.2%	2.03	96.2
400	1.48	1.51	102.0	2.1%	1.54	104.1
420	1.54	1.53	99.4	0.2%	1.55	100.6
430	1.63	1.62	99.4	1.3%	1.75	107.4
500	1.39	1.80	129.5	0.4%	-	-
600	1.54	1.86	120.8	0.5%	-	-
Footwall Lodes - Waste Domains
10	0.24	0.17	70.8	0.7%	0.21	87.5
11	0.13	0.09	69.2	0.5%	0.12	92.3
12	0.46	0.39	84.8	0.3%	0.42	91.3
13	0.31	0.25	80.6	0.3%	0.29	93.5
20	0.29	0.24	82.8	1.0%	0.27	93.1
21	0.27	0.19	70.4	0.7%	0.24	88.9
23	0.26	0.22	84.6	0.3%	0.24	92.3
30	0.37	0.29	78.4	0.6%	0.36	97.3
33	0.35	0.31	88.6	0.5%	0.35	100.0
50	0.60	0.50	83.3	0.2%	-	-
Hangingwall Lodes - mineralization Domains
101	2.11	1.66	78.7	9.8%	1.81	85.8
150	3.10	3.23	104.2	8.9%	3.23	104.2
250	2.33	2.38	102.1	2.3%	1.76	75.5
350	2.10	2.58	122.9	2.7%	1.74	82.9
450	1.76	1.72	97.7	0.5%	-	102.6
550	2.30	1.90	82.6	9.1%	2.36	97.6
650	2.45	2.43	99.2	7.2%	2.39	-
Hangingwall Lodes - Waste Domains
15	0.43	0.48	111.6	0.8%	0.39	90.7
25	0.37	0.39	105.4	0.5%	0.41	110.8
35	0.34	0.33	97.1	0.3%	-	-
55	0.38	0.35	92.1	1.4%	0.40	105.3

TABLE 14-20 MINERALIZED DOMAIN AVERAGE GOLD GRADE (G/T) COMPARISONS

The mineralized domain comparisons display some variation between input and outcome average grades when the total domain is reported. The larger variations in grade appear to occur in areas that generally contain weaker drilling density and in portions of domains that represent the margins of the modeling area. This can be demonstrated with consideration to the 11 Lode with the Measured/Indicated grade variance good at 92.3%, while grade variance for the total domain is reduced 69.2% .

Comparison of the Measured and Indicated portions of the mineralized domains in Table 14-20 above show that for the most significant domains by contained ounces (100, 200, 300, 101, 150 & 550) the comparison to the combined average composite grade agrees within an 11% tolerance.

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Grade Tonnage curves were generated for the combined Footwall Mineralized Lodes and the combined Hangingwall Mineralized Lodes as well as the larger Lodes (100, 150, 101 and 550) in Figure 14-4 to Figure 14-9.

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GT Curve All Hanging-wall Mineralized Lodes
12000
10000
8000
6000
4000
2000
0
6
5
4
3
2
1
0
tonnes ('000)
Grade Au
0.2 0.4 0.6 0.8 1.0 1.2 1.4 1.6 1.8 2.0 2.2 2.4 2.6 2.8 3.0 3.2 3.4 3.6 3.8 4.0 4.2 4.4 4.6 4.8 5.0
Cut-Off Grade (g/t)
Kriged tonnes
ID tonnes
Kriged grade
Id grade

FIGURE 14-5 G-T CURVE FOR THE HANGINGWALL MINERALIZED LODES

GT Curve 100 Lode
3000
2500
2000
1500
1000
500
0
6
5
4
3
2
1
0
tonnes ('000)
Grade Au
0.2 0.4 0.6 0.8 1.0 1.2 1.4 1.6 1.8 2.0 2.2 2.4 2.6 2.8 3.0 3.2 3.4 3.6 3.8 4.0 4.2 4.4 4.6 4.8 5.0
Cut-Off Grade (g/t)
Kriged tonnes
ID tonnes
Kriged grade
Id grade

FIGURE 14-6 G-T CURVE FOR 100-LODE

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GT Curve 150 Lode
1400
1200
1000
800
600
400
200
0
tonnes ('000)
6
5
4
3
2
1
0
Grade Au
0.2 0.4 0.6 0.8 1.0 1.2 1.4 1.6 1.8 2.0 2.2 2.4 2.6 2.8 3.0 3.2 3.4 3.6 3.8 4.0 4.2 4.4 4.6 4.8 5.0
Cut-Off Grade (g/t)
Kriged tonnes
ID tonnes
Kriged grade
Id grade

FIGURE 14-7 G-T CURVE FOR 150-LODE

GT Curve 101 Lode
3500
3000
2500
2000
1500
1000
500
0
tonnes ('000)
6
5
4
3
2
1
0
Grade Au
0.2 0.4 0.6 0.8 1.0 1.2 1.4 1.6 1.8 2.0 2.2 2.4 2.6 2.8 3.0 3.2 3.4 3.6 3.8 4.0 4.2 4.4 4.6 4.8 5.0
Cut-Off Grade (g/t)
Kriged tonnes
ID tonnes
Kriged grade
Id grade

FIGURE 14-8 G-T CURVE FOR 101-LODE

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The Grade Tonnage curves suggest a good replication in results between the two estimate types, with no variation in tonnages and only slight variations between grades. This variation generally increases with respect to the increase in cut-off grade due to the reduced tonnage being reported. This variation in grades is due in part to the directional nature of the dynamic Kriged estimate enabling it to place greater emphasis on high-grade or conversely low grade samples along strike than the inverse distance estimate which will smooth the result with respect to the across strike samples.

14.2.13 MINERAL RESOURCE CLASSIFICATION

The classification of the Cosmo mineral resources was based on information provided by Newmarket Gold and outcomes of the estimation process review undertaken by Cube Consulting. The mineral resource has been classified in accordance with CIM guidelines. Assessment criteria include data integrity, drillhole spacing, sample locations, sampling density, and lode geometry, geological confidence and grade continuity. Consideration has been given to the estimation technique and the risks associated with extrapolation of sample data.

The mineral resource has been classified as Measured, Indicated and Inferred categories. Additionally, exploration targets have also been identified and recorded with the mineral resource estimate for future follow up work, these figures have not been reported in this document and are used for internal purposes only.

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14.2.14 LOGGING

The drilling data provided for this resource estimate contains descriptive explanations of the geology from RC and diamond drill core observations. The logging information was considered of sufficient detail and quality to be used in this estimation at the current level of confidence.

14.2.15 DATA SPACING AND DISTRIBUTION

The Cosmo mineral resource model was subject to varying drill hole density and sample locations in relation to the lode geometry. In most domains the drilling was of regular spacing and sufficient density within the upper/central parts of lodes but subject to decreasing densities and irregular spacing at depth. The block model outcomes at depth in most lodes were considered to be higher risk and are classified with less confidence than the shallower parts. For classification purposes each mineralized domain was considered individually and where sufficient data density was present a classification solid was extruded.

14.2.16 ORIENTATION OF DATA IN RELATION TO GEOLOGICAL STRUCTURE

The orientation of the deposit is interpreted to be close to vertical and the drilling is considered to be appropriately targeted for this geological orientation.

14.2.17 GEOLOGICAL INTERPRETATION

The geological interpretation of the Cosmo deposit was undertaken by Newmarket Gold geologists.

14.2.18 DEPOSIT DIMENSIONS

The mineralized portion of the Cosmo deposit extends within drill testing from 1130 to 2360 meters in Northing, within the Easting plane the dimensions of the mineralization are tightly constrained by drilling extending from 4670 to 5220 meters and vertically the deposit extends within drilling from surface (at approximately 1170mRL) to 290mRL. The dimensions of the mineralization are adequately defined by the available drilling with acceptable extensions beyond data.

14.2.19 ESTIMATION AND MODELLING TECHNIQUES

Refer to Section 14.2.10 above for grade interpolation methodology.

14.2.20 MOISTURE

The estimate has been made on the basis of dry tonnes.

14.2.21 METALLURGICAL FACTORS OR ASSUMPTIONS

No metallurgical factors or explicit assumptions have been used in this mineral resource estimate, except that the estimated gold content is in some proportion able to be liberated from the gangue material. The

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nature of the deposit and its history of mining would indicate that this is a reasonable assumption. Testing of material sourced from depth is required to confirm this.

14.2.22 SELECTIVE ASSUMPTION

The mineral resource estimate contains implicit assumptions of mining selectivity represented by the block size of 5m x 2m x 5m (Y x Z).

14.2.23 MINERAL RESOURCE AND AUDITS AND REVIEWS

No mineral resource audits or reviews have been undertaken on the current mineral resource. However, over previous years several audits have been completed on the methodology and approach for mineral resource Estimation at Cosmo. Any comments or recommendations have been reviewed and implemented as required.

14.2.24 DISCUSSION OF RELATIVE ACCURACY/CONFIDENCE

At this stage no quantitative testing of the accuracy of the estimate or establishment of confidence limits has been undertaken. However, the continual reconciliation of the mineral resource model through the mining and milling of gold material, confidence can be obtained through the accuracy of the results observed. See Section 14.2.3.

14.2.25 MINERAL RESOURCE STATEMENT

The mineral resource statement contains a depleted mineral resource for both the Hangingwall and Footwall Lodes.

The depletion was carried out using underground development and stoping solids as well as an existing pit surface. The “as-mined” solids were taken up to December 31, 2015.

The Cosmo classified mineral resource statements for combined Hangingwall and Footwall Lode Models are tabulated below in Table 14-21. The Table reports depleted resources and with a lower cut-off grade of 2.0g/t Au within the mineralized wireframe interpretations and model.

Mineralized Domains (Au >= 2g/t)
Domain	Tonnes	Gold Grade g/t	Oz Gold
Measured	1,650,000	3.63	192,500
Indicated	2,987,000	2.99	287,600
Total (Measured and Indicated only)	4,637,000	3.22	480,100
Inferred	678,000	2.76	60,200

TABLE 14-21 MINERAL RESOURCE STATEMENT FOR COSMO MINE COMBINED HANGINGWALL AND
FOOTWALL LODES AT 2.0 G/T GOLD CUT OFF, EFFECTIVE DEC 31 2015

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1.	Mineral resources are stated as of December 31, 2015.

2.	Mineral resources are inclusive of mineral reserves, which are set out below.

3.	Mineral resources are calculated using these parameters:

d.	Gold price of $A1,500/oz, metallurgical recovery of 92.0%; and
e.	Lower cut-off of 2.0 g/t Au is used to calculate the mineral resources.

4.	All tonnes are rounded to the closest 1,000t and ounces are rounded to the closest 100 ounces.

5.	Mineral resource estimate was prepared by Mark Edwards, B.SC. MAusIMM (CP) MAIG, General Manager Exploration for Newmarket Gold.

6.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The mineral resource for the Cosmo Project has been depleted to December 31, 2015. The mineral reserves as stated in Section 15 have also been depleted to December 31, 2015.

14.2.26 RECOMMENDATIONS

In order to improve the quality of the estimated mineral resource the following actions are recommended:

  Undertake infill diamond drilling of the deeper extents of priority lodes to confirm the assumptions of geological continuity inherent in the current estimate;
  Continue to take density measurements on diamond core drilling to lend further support to the density values in the database;
  Continue the check and validation process for sampling and assaying by utilizing inter-lab repeats through an independent assay laboratory and duplicate split core sampling;
  Continue to review the performance of the mineral resource estimate through regular reconciliation between the mining and the processing facility.

There are no known situations where the mineral resources outlined above could be materially affected by environmental, permitting, legal, title, infrastructure, metallurgical treatment, socio-economic or political issues, other than as outlined elsewhere in this technical report. There is, however, some risk, as with any gold mineral resource where the gold price achieved may affect the overall economic viability of a mining operation.

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14.3 UNION REEFS AREA

		Indicate mineral resource				Inferred mineral resource
Project	Deposit	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold
Union Reefs	Prospect Claim	2.0	450,000	5.07	73,200	2.0	380,000	7.23	88,400
	Crosscourse E-Lens	1.0	2,301,000	1.85	136,900	1.0	479,000	1.96	30,200
	Crosscourse Western Lode	2.0	191,000	3.67	22,500	2.0	96,000	4.05	12,500
	Low-Grade Stockpiles					N/A	260,000	0.75	6,300
	Esmeralda	0.5/2.0	558,000	2.08	37,300	0.5/2.0	142,000	2.60	11,800
	Lady Alice					0.5	68,000	1.88	4,100
	Millars/Big Tree/PingQue					0.5	523,000	1.79	30,100
	Orinoco	0.5	80,000	1.32	3,400	0.5	17,000	2.42	1,300
	Union North					0.5	559,000	1.52	27,300
	Union South/ Temple					0.5	818,000	1.33	35,000
	Sub-total		3,579,000	2.38	273,300		3,342,000	2.30	246,900

TABLE 14-22 MINERAL RESOURCE ESTIMATIONS NEWMARKET GOLD DEPOSITS UNION REEFS AREA

Notes for Table 14-22:

1.	Mineral resources are stated as of December 31, 2015.

2.	Mineral resources are inclusive of mineral reserves.

3.	Mineral resources are calculated using these parameters.

f.	Gold Price of $A1,500/oz, metallurgical recovery of 90.0% depending on mineral resource.
g.

Lower cut-off of 2.0g/t Au is used to calculate the mineral resources for Underground deposit and 0.5g/t Au for open pit mineral resources. A lower cut of 1.0 g/t Au for underground mineral resources at Crosscourse due to size of potential deposit.

h.	All tonnes are rounded to the closest 1,000t and ounces are rounded to the closest 100 ounces.
i.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

4.

The mineral resource estimates were prepared by Mark Edwards, B.Sc. MAusIMM (CP) MAIG, General Manager Exploration for Newmarket Gold who has over 18 years of relevant experience and is a qualified person for mineral resources as per the NI43- 101.

14.3.1 INTRODUCTION

At this point in time there are no known events or situations, which would materially affect the mineral resource as stated for Union Reefs deposits, these include metallurgical, social, permitting, political, legal or environmental impacts.

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During 2015 all resource estimations were reviewed. Further work will be required on some of the mineral resources but all have been reviewed as being suitable for reporting. Newmarket Gold has decided to keep all mineral resources at Union Reefs (excluding the Esmeralda deposit) the same as the 2013 statement if no additional on ground work (drilling/sampling/mining) has been completed, this means that only the mineral resources to change are for the Esmeralda deposit. The Author believes that any change in optimization results from 2013 would be minimal and therefore not material.

The optimization process for the Esmeralda open pit mineral resources was as follows;

(i)	Model imported into MineMap™ software for processing:

a.	Model was optimized using the Lerch-Grossman Pit Optimizer. This optimizer uses several inputs, which are detailed as below.
b.	Average density (SG) was set as the oxide density value on unpopulated blocks. Assigned density values in the models were used for populated blocks.
c.	Gold price used was $A1,500 per ounce.
d.	Process recovery was set at 90% for all oxide and 85% for all fresh material; this reflects the average recovery seen through the process plant.
e.	Fixed processing cost was set at $A22.50 per tonne, this reflects the costs during 2012 when open pit mining was taking place.
f.	Mining costs were taken from the current contract estimates of $4.50 per tonne of oxide material and $5.00 per tonne of fresh material.

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g.

The pit wall angle was also utilized; this was set to 40[o] for material mined within oxide and 50[o] for material mined below the oxide zone. These figures are generally what are used in Newmarket Gold’s current mining areas but will need more detailed review before mining can commence in new mining areas.

h.	When all these parameters are added to the optimizing process, an LG pit shell is generated for reporting.
i.

For all optimizations of 2012 mineral resources, this LG1450 pit shell was then exported out of MineMap™ and imported into Micromine™ software. At this point the mineral resource estimation was then coded for material above the pit shell and below the current surface (which could be the mined surface).

j.

This coded data was then exported into Microsoft™ Excel for processing. The block size and cut-off grade was used to determine the tonnes and grade of material within the shell. All these model calculation spreadsheets have been saved for future use and review.

k.	The optimized numbers were then entered into the current mineral resource statement above but only for mineral resources that have had new models completed in the past two years.

Project	Deposit	Mineral resources	Type	New Model	QA/QC 2011/12	SG 2011/12	Twinned Holes	Model Constructed by	Year of Model
Union Reefs	Prospect	Ind & Inf	UG	N	Y	Y	Y	Cube	2012
	Low-Grade Stockpiles	Inf	OP	N	N	N	NA	URGM	-
	Esmeralda	Ind & Inf	OP	Y	Y	Y	Y	Newmarket Gold	2015
	Lady Alice	Inf	OP	N	Y	N	Y	Makar	2003
	Millars/Big Tree/Ping Que	Inf	OP	N	Y	N	Y	Makar	2003
	Orinoco	Ind & Inf	OP	N	Y	Y	Y	Cube	2012
	Crosscourse	Ind & Inf	UG	N	Y	Y	Y	Cube	2013
	Union North	Inf	OP	N	Y	N	Y	Makar	2003
	Union South/ Temple	Inf	OP	N	Y	N	Y	Makar	2002

TABLE 14-23 MODEL SUMMARY FOR UNION REEFS DEPOSITS

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Project	mineral resource	Method	Grade cap Au g/t	Block size E x N x RL (meters)
Union Reefs	Prospect	OK	30g/t (All)	1 x 20 x 20 (Vein) 2 x 10 x 5 (Stockwork)
	Low-Grade Stockpiles	Mining	-	-
	Esmeralda	OK	10- 13g/t	2.5 x 10 x 5
	Lady Alice	ID	25g/t	2.5 x 10 x 2.5
	Millars/Big Tree/Ping Que	ID	20g/t	2.5 x 10 x 2.5
	Orinoco	OK	5, 8 & 10g/t depending on lode	2.5 x 10 x 2.5
	Crosscourse	2D OK (West) MIK E-Lens	10g/t (West) NA (E-Lens)	2 x 10 x 5 (West) 5 x 25 x 25 (E-Lens)
	Union North	ID	20g/t	2.5 x 10 x 2.5
	Union South/ Temple	ID	20g/t	2.5 x 10 x 2.5

TABLE 14- 24 UNION REEFS DEPOSITS MODEL SUMMARY OF MODEL INPUTS

14.3.2 PROSPECT DEPOSIT

14.3.2.1   Introduction

During September 2012, Cube Consulting Pty Ltd was requested by Crocodile Gold to undertake a mineral resource estimation update of the Prospect deposit. The estimation incorporated a number of recently drilled infill holes as detailed in Section 10. Figure 14-11 shows a plan view of the drilling on the Prospect used for this mineral resource estimation. The majority of grade control drilling during past mining was RC, shown in green. All new drilling was diamond core shown in red. This modeling has been reviewed by the Author and is defined as approapraite for reporting.

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Figure 14-12 shows a typical cross section through the deposit at Section 7325mN in the local grid system, looking north. It shows the two most significant mineral resource interpretations that of stockwork domain 400 and the internal vein domain 40. Also shown are the RC grade control, RC exploration and diamond core exploration hole traces utilized in defining the mineral resource.

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	Indicated mineral resource				Inferred mineral resource
Deposit	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold
100	2	3,035	2.38	231	2
200	2	4,002	2.58	332	2	131,859	3.38	14,345
30	2				2	54,688	19.61	34,513
300	2	537	2.11	36	2
31	2				2	3,598	12.17	1,408
310	2	1,515	2.25	109	2	10,046	2.10	679
40	2	99,360	12.44	39,645	2	94,658	10.10	30,764
400	2	201,606	2.71	17,512	2	81,952	2.21	5,815
41	2	4,246	11.59	1,579	2	1,168	18.90	710
410	2	76,508	3.36	8,248	2
500	2	58,170	2.91	5,436	2
600	2	1,022	2.17	71	2	2,031	2.53	165

TABLE 14- 25 PROSPECT DEPOSIT LOAD SUMMARY

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14.3.2.2   Data Types

The estimation of contained gold has been based on assays sourced from drilling data, detailed in Section 10, above. The data available as at August 12, 2012 consisted of RC grade control, RC exploration and diamond core samples.

All data is in local grid co-ordinates.

The RC grade control drilling provides close spaced data within the existing pit boundary and the RC exploration drilling provides data in close proximity to the pit area to moderate depths (up to 150m below surface). The diamond core drilling provides definition of the mineralization at greater depths up to 500m below surface. Due to the difference in spatial coverage of the data types, all data types have been used in this estimate.

The total database supplied consisted of 2,450 drill holes, including 2,088 (for 18,456.48m) RC grade control holes, 270 for 23,431m RC exploration holes and 92 for 19,446m and 14 diamond core hole.

Within the mineralized domains the drill data consisted of 1,062 RC intercepts for 4,344.24 downhole meters and 255 diamond core intercepts for 649.47 downhole meters.

The drill cuttings and core are sampled and assayed on varying lengths as summarized within mineralized lodes in Table 14-26.

Mineralized Domain	Minimum Length (m)	Maximum Length (m)
100	0.27	5.0
200	0.3	2.0
300	0.2	2.0
310	0.31	1.51
400	0.21	3.0
410	1	2.7
500	0.3	2.0
600	0.33	1.0
20	0.26	1.01
30	0.24	1
31	0.3	1
40	0.26	1.5
41	0.34	1

TABLE 14-26 PROSPECT DEPOSIT SUMMARY OF SAMPLE LENGTHS BY MINERALIZED DOMAIN

Geological Interpretation

The Prospect deposit is interpreted to be a steeply dipping semi-continuous gold and silver mineralized quartz stockwork domain, containing, at times, a centralized core of elevated gold mineralization associated with steep dipping quartz veining. The steep dipping quartz veining domain is often associated with visible gold occurrences.

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The host lithologies of the Prospect deposit have been logged systematically for varying states, two is considered oxidized; three and four transitional and five un-oxidized. Surfaces interpreted from this geological logging have been used to flag oxidation state into the 3 dimensional block model.

An examination of the possible effects the state of oxidation has on the grade tenor has been undertaken. Figure 14-13 shows the comparison of gold sample grades by oxidation state for gold plus 0.4g/t Au. The following inferences can be drawn from the figure:

  The statistics are not calculated on equal support but on samples of varying lengths;
  Of the total mineralized samples 65% are un-oxidized; 9% are transitional and 26% are oxidized;
  The gold grades vary with oxidation state; a mean of 2.5g/t Au for oxidized; 1.5g/t Au for transitional and 4.1g/t Au for un- oxidized;
  The statistical variability of un-oxidized and fully oxidized samples is similar with CVs of 5 and this contrasts with the transitional samples with a lower CV of 1.5.

An examination of the interpreted surfaces with close inspection of the boundary behavior of grades was undertaken to test support for the application of the oxidation boundaries during estimation. The interpreted boundaries show a degree of variability in position from hole to hole, related to the intensity of shearing and degree of alteration this means the position of the boundary is not exact. Additionally, the grade transitions across the boundaries are shown to be graduation.

As a consequence, the Company has not used the interpreted oxidization surfaces as hard boundaries during the estimation of gold, despite the statistical differences.

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14.3.2.4   MINERAL RESOURCE INTERPRETATION

Based on the interpreted geology, the mineral resource interpretation incorporated two distinct domain types, stockwork and vein. Two basic assumptions underlie this interpretation; firstly, that the vein domain would be mined completely from hangingwall to footwall incorporating dilution where required to form a minimum mining width from the surrounding stockwork mineralization; secondly, that the vein material would be readily identified visually at the mining face.

Interpretation of mineralized domains has been informed by gold cut-off grade, with a lower limit of 0.4g/t used as the basis for defining mineralized stockwork material and a lower limit of 5g/t gold used to define the vein domains within the stockwork material. No minimum length criteria have been applied during the interpretations.

The mineral resource stockwork interpretations were wireframed and nominated 100, 200, 300, 310, 400, 410, 500 and 600. Figure 14-14, below shows the stockwork wireframes and drilling traces in an oblique view to the northwest. Lodes 500 and 600 are small lodes located on the northwestern edge of, and obscured by Lode 400.

Within these stockwork domains a number of mineral resource vein interpretations were wireframed and nominated 20 (inside 200), 30 (inside 300), 31 (inside 310), 40 (inside 400) and 41 (inside 410). Figure 14-15 below shows the vein wireframes in an oblique view to the northwest.

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The mineral resource wireframes were used to code the drill intercepts contained within them by flagging into a new table in the database, the zonecode table. This flagging allows the selection of data within domains by codes for the purposes of sample analysis and compositing.

All mineral resource interpretation wireframes have been used as hard boundaries for this estimate.

The estimation of the two mineral resource domain types was undertaken using different methodologies. Within the stockwork domains Ordinary Kriging into a 3D block model has been used to interpolate grades, while within the vein domains a 2D accumulation method has been used (see Section 14.4.2.7) ..

14.3.2.5   COMPOSITING AND STASTICS

Compositing of the raw drilling sample data is necessary to establish a single support for the data to avoid bias when calculating statistics and undertaking any estimation of the data into three dimensional volumes. A number of items are considered when selecting an appropriate composite length; they included the original support of the raw sample data, the assumed selectivity (and therefore the block sizes) of the model and the imposed spatial dimensions of the mineralized domains.

An examination of sample statistics for mineral resource domains reveals that the majority of sampling of the mineralization is on 1m downhole support. Within the stockwork domains sample lengths vary from a minimum of 0.2 to a maximum of 5.0m downhole. Within the vein domains (coded 20 to 41) downhole sample lengths vary from 0.24 to 1.5m.

The number of instances of samples over 1m are small representing 3% of the data in each domain type. In the vein mineralized domains 9 of 308 samples are greater in length than 1m and within the stockwork domains there are 181 samples greater than 1.0m from a total of 5,269 samples.

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Within the stockwork domains (200 to 410) the drill samples were composited to 1m downhole using a best fit algorithm to provide equal support data for estimation. The best fit compositing method was used with a tolerance of 50% set, yielding composites of between 0.5 and 1.5m in down hole length.

Within the vein domains (20 to 41) the drill samples were interval composited down the entire coded zone. This compositing method yields a single composite of varying length for each coded interval. The interval composites extracted varied in length from 0.48 to 5m. Further processing is required to produce an additive variable of equal support. The process used was to calculate a horizontal width of the vein domain at each interval composite centroid and multiply the grade by the calculated width. The horizontal width used for each intercept grade has been calculated directly from the width of the interpreted wireframe at the midpoint of the downhole coded intercept. Horizontal widths calculated in this way vary from 0.3 to 2.22m and are detailed by domain.

The resulting variable is an accumulation variable of equal support (assuming a constant density) at each sampled point within the vein domains. This accumulation variable is suitable for the calculation of statistics and for use in estimation.

The effect of a small number of outlier composite grades or spatially isolated composites may have an undue effect on the estimated block grades within individual domains. The identification of outliers was undertaken using statistical tables, statistical summary charts and an investigation of the composite data in 3D visualization.

A statistical summary of the stockwork domains is shown in Table 14-28, below. It should be noted that statistical summaries and charts of the gold grade within the vein domains are not strictly representative as the gold intercept grades are not on equal support. Gold intercept composite statistics have been used in this instance to identify the need for high cuts and demonstrate the overall effect of cuts in the vein domains.

A number of high cuts or limits were identified as necessary within domains as detailed in Table 14-27, below. High-grade gold cuts were applied to the 1m composites within the stockwork domains and the cut composites used in the estimation. The high-grade cuts found to be required in the vein domains were applied to the gold intercept composites prior to the multiplication by horizontal width.

No horizontal width outliers were identified or cut.

Domain	Min Gold Grade g/t	Maximum Gold Grade g/t	Mean Gold Grade g/t	High Grade Cut g/t Au	Mean Cut Gold Grade g/t
20	0.99	15.20	7.28	NA	7.28
30	1.02	47.72	18.60	30	15.83
31	8.91	14.51	12.56	NA	12.56
40	0.07	451.10	17.89	30	11.604
41	0.29	79.80	20.67	30	10.99
100	0.005	17.81	0.59	NA	0.59
200	0.005	38.07	1.16	30	1.12
300	0.005	12.42	0.80	NA	0.80
310	0.015	12.06	1.96	NA	1.96

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Domain	Min Gold Grade g/t	Maximum Gold Grade g/t	Mean Gold Grade g/t	High Grade Cut g/t Au	Mean Cut Gold Grade g/t
400	0.005	104.63	1.68	30	1.57
410	0.005	70.50	1.96	30	1.73
500	0.005	116.00	2.09	30	1.66
600	0.005	11.80	0.92	NA	0.92

TABLE 14-27 PROSPECT DEPOSIT HIGH-GRADE COMPOSITE CUTS BY DOMAIN

Domain	Number	Cut Mean g/t Au	Cut Median g/t Au	Standard Deviation	Co-efficient of Variation
100	930	0.59	0.14	1.69	2.84
200	235	1.13	0.45	2.57	2.28
300	212	0.80	0.42	1.39	1.72
310	34	1.96	1.47	2.31	1.18
400	1875	1.57	0.66	3.25	2.07
410	598	1.73	0.41	4.52	2.61
500	507	1.65	0.59	3.94	2.38
600	184	0.92	0.41	1.57	1.72

TABLE 14-28 PROSPECT DEPOSIT STATISTICAL SUMMARY, STOCKWORK DOMAINS

The general statistics of gold composites within all domains can be described as positively skewed with moderate to high variability as is the case with most gold occurrence. The high variability is reduced somewhat by high cutting of gold grades in those domains most affected.

Within the stockwork domains a measure of variability the Co-efficient of Variation (CV) remain at two or more, indicating significant variability remains within the domains after high grade cutting.

Within the vein domains the use of the high-grade cutting and the accumulation variable considerably reduces the variability of the raw gold data for all domains, reducing the CV to less than one in all domains.

14.3.2.6  Variography

Variography was used to characterize the spatial behavior of the composite data primarily, as an aid to establishing estimation parameters. Variogram stability and quality is dependent on the statistical properties of defined domains and the amount of data available within domains. After an initial investigation, two models were established, one for the stockwork and one for the vein domains. The final model established for the vein domains was based on a modeling of data from domain 40 the most populous with 129 accumulation composite data, all other vein domains contain insufficient numbers of composite data. The stockwork domains were grouped together for final modeling of the variography. This was considered the most robust solution to very noisy models observed within individual stockwork domains as a result of moderate to high domain variability.

The estimation of the vein domains requires an additional variogram model for the horizontal width variable as detailed in Section 14.3.2.7, below. In this instance the model used for the estimation of horizontal width has been set to the accumulation variable variogram. The modeled horizontal width

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variogram was modeled and found to be proportional to that of the accumulation. This finding and the advantage of internal consistency between accumulation and horizontal width support this approach.

The final variogram models are detailed in Table 14-29, below.

Domain	Nugget	Structure	Sill	Range m	Azimuth	Plunge	Dip	Major/Semi	Major/Minor
Vein (40)	218	1	1872	53	0	20	0	2.0	2.0
Stockwork	16.5	1	5.6	15	0	0	-90	1.0	1.0
Combined		2	1.5	130	0	0	-90	1	2.77

TABLE 14- 29 PROSPECT DEPOSIT FINAL VARIGRAM MODELS BY DOMAIN

The variogram model for vein domains was modeled as a single spherical structure with a 10% nugget. The axis of greatest continuity was observed to plunge to the south at 20°. The variogram model for stockwork domains was modeled with two spherical structures and a 70% nugget. The first structure includes 24% of the sill within 15m and the second the remaining 6% of the sill within a range of 130m. The variogram models are quite different and appropriately reflect the differences seen in the summary statistics of the composite and accumulation data.

14.3.2.7  Grade Interpolation Methodology

There are several key physical features of the Prospect vein domains that need to be considered and accommodated by the selected mineral resource modeling technique. These features are:

  Mineralized vein domain thickness is variable typically ranging from 0.3m to 2.2m in horizontal width.
  Undulating or variable domain geometry (dip and strike) and possible grade/thickness trends within this variable geometry;
  Sampling has been taken over geological intervals creating samples of unequal length or variable support;
  The continuity and geometry of the highest grades are quite variable making it difficult to apply separate deterministic domaining;
  Mining selectivity across the vein domains is unlikely due the narrow nature of the mineralized structures;
  Drill spacing is variable but typically around 20mN by 20mE in the most consistently drilled regions of the plane of mineralization.

A method that allows estimation of metal content on a projected plane is considered to be an appropriate approach to addressing the features outlined above. This mineral resource modeling approach is best achieved using geological intercept composites and accumulation estimation. Vein domain gold grades are composited across the entire coded interval resulting in a single geological intercept composite at each intercept location. The geological composites are projected onto a vertical 2D plane approximately parallel with the vein structure. The mid-point of each geological composite is assigned the horizontal width of the vein structure and used to compute a ‘metal accumulation’ variable.

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Geological intercept composites are not of equal support as the lode thickness varies. Given the variable thickness, an additive variable must be created as the product of grade and thickness or ‘metal accumulation’ variable. The accumulation a(x) is defined as the product of thickness t(x) and grade z(x) assuming a constant density:

a(x) = t(x) . z(x)

This variable is estimated along with the horizontal width t(x) into each block and a final grade back calculated by dividing the estimated accumulation by the estimated horizontal width at each block centroid.

The project plane model is defined as 1 block thick, and post estimation was re-located into real world co-ordinates and imported into the 3D block representation of the domain. This process assigns a single grade for each estimated block from hangingwall to footwall of the vein domain wireframed blocks.

Estimation of the two variables accumulation and horizontal width has used a two pass Ordinary Block Kriging. The same parameters have been used for both attributes in each domain. The variogram models are detailed in Table 14-30 and the estimation parameters are detailed in Table 14-31. A constant minimum of 4 and maximum of 8 (pass 2 minimum 2) data have been set and a discretization of 1 in X, 5 in Y and 5 in Z has been used throughout. The optimal first pass search radii have been increased in all vein domains to fill the interpreted wireframe volumes.

Domain	Nugget	Structure	Sill	Range	Azimuth	Plunge	Dip	Major/Semi	Major/Minor
20	218	1	1872	53	0	0	0	1.0	1.0
30	218	1	1872	53	0	0	0	1.0	1.0
31	218	1	1872	53	0	0	0	1.0	1.0
40	218	1	1872	53	0	20	0	2.0	2.0
41	218	1	1872	53	0	0	0	1.0	1.0

TABLE 14-30 PROSPECT DEPOSIT VEIN DOMAIN ESTIMATION VARIOGRAM MODELS

Domain	Search Radius m	Pass2 Radius m	Azimuth	Plunge	Dip	Major/Semi	Major/Minor
20	60	180	0	0	0	1.0	1.0
30	60	150	0	0	0	1.0	1.0
31	60	180	0	0	0	1.0	1.0
40	60	180	0	20	0	2.0	2.0
41	60	180	0	0	0	1.0	1.0

TABLE 14-31 PROSPECT DEPOSIT VEIN DOMAIN ESTIMATION PARAMETERS

Stockwork Domains

A standard three dimensional single or two pass Ordinary Kriging methodology has been used for the estimation of the cut gold 1 meter down hole composite data within each stockwork domain. Table 14-32 details the variogram models used and Table 14-33 summarizes the estimation parameters by domain. A constant minimum of 4 and maximum of 25 (pass 2 minimum 4) data have been set and a discretization of 5 in X, 5 in Y and 1 in Z has been used throughout. The optimal first pass search radii have been increased in selected domains to fill the interpreted wireframe volumes.

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Domain	Nugget	Structure	Sill	Range m	Azimuth	Plunge	Dip	Major/ Semi	Major/ Minor
100	16.5	1	5.6	15	0	0	-90	1.0	1.0
		2	1.5	130	0	0	-90	1.0	2.77
200	16.5	1	5.6	15	0	0	-90	1.0	1.0
		2	1.5	130	0	0	-90	1.0	2.77
300	16.5	1	5.6	15	0	0	-90	1.0	1.0
		2	1.5	130	0	0	-90	1.0	2.77
310	16.5	1	5.6	15	0	0	-90	1.0	1.0
		2	1.5	130	0	0	-90	1.0	2.77
400	16.5	1	5.6	15	0	0	-90	1.0	1.0
		2	1.5	130	0	0	-90	1.0	2.77
410	16.5	1	5.6	15	0	0	-90	1.0	1.0
		2	1.5	130	0	0	-90	1.0	2.77
500	16.5	1	5.6	15	0	0	-90	1.0	1.0
		2	1.5	130	0	0	-90	1.0	2.77
600	16.5	1	5.6	15	0	0	-90	1.0	1.0
		2	1.5	130	0	0	-90	1.0	2.77

TABLE 14-32 PROSPECT DEPOSIT STOCKWORK DOMAIN ESTIMATION VARIOGRAM MODELS

Domain	Search Radius m	Pass2 Radius m	Azimuth	Plunge	Dip	Major/Semi	Major/Minor
100	130	NA	0	0	-90	1.0	2.7
200	130	195	0	0	-90	1.0	2.7
300	130	195	0	0	-90	1.0	2.7
310	130	NA	0	0	-90	1.0	2.7
400	130	195	0	0	-90	1.0	2.7
410	130	NA	0	0	-90	1.0	2.7
500	130	NA	0	0	-90	1.0	2.7
600	130	NA	0	0	-90	1.0	2.7

TABLE 14- 33 PROSPECT DEPOSIT STOCKWORK DOMAIN ESTIMATION PARAMETERS

14.3.2.8  Block Model Definition

Vein Domains

The primary consideration of the 2D model was to provide an appropriate block size for the interval composite data spacing in long section view. Figure 14-16 is a long section view of the domain 40 interpreted wireframe and composite data. The 20x20m grid demonstrates that within the best sampled parts of the domain, above RL 980 a choice of 20x20m block size ensures the majority of blocks contain at least one composite data.

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Table 14-34 summarizes the base definition used for the 2D block models. A separate block model was created for each vein domain. All individual vein domain models were estimated, re-located into real world co-ordinates and ultimately combined into the 3D block model defined below in the local grid coordinate system.

	Northing	Easting	RL
Minimum	7000	0	700
Maximum	7800	1	1300
Block Size m	20	1	20
Sub-block m	NA	NA	NA

TABLE 14-34 PROSPECT DEPOSIT VEIN DOMAIN PROJECTION BLOCK MODEL DEFINITION

A standard list of field names and descriptions used in the block model are shown in Table 14-35, below.

Attribute	Type	Default	Description
Au	Float	-1	Back Calculated Gold ppm
H width	Float	-1	estimated Horizontal Width
Accum._au	Float		estimated Accumulation AuxHW
Ads	Float	0	Average distance to composite data

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Attribute	Type	Default	Description
Dns	Float	0	Distance to nearest composite data
Kv	Float	-1	Kriging Variance
Ns	Integer	0	Number of composite data
Pass	Integer	-1	Estimation Pass Number

TABLE 14- 35 PROSPECT DEPOSIT VEIN DOMAIN PROJECTION BLOCK MODEL ATTRIBUTES

Stockwork Domains

The primary consideration of the 3D model was to provide an adequate level of resolution to cope with all volume related complexity. The 3D wireframes were used to create block model volume constraints for each mineralized zone. All individual mineralized zones were ultimately combined to create a single block model in the local grid coordinate system. Table 14-36 summarizes the 3D block model “Prospect_Sep2012.mdl” definition.

	Northing	Easting	RL
Minimum	7000	4700	700
Maximum	7800	4950	1300
Block Size m	10	2	5
Sub-block m	5	0.5	2.5

TABLE 14-36 PROSPECT DEPOSIT STOCKWORK AND FINAL 3D BLOCK MODEL DEFINITION

The chosen block size represents approximately half the best data spacing in the Northing direction and a choice in the vertical and easting dimension controlled by the need to appropriately represent the volume of the wireframes.

A standard list of field names and descriptions used in the block model are shown in Table 14-37.

Attribute	Type	Default	Description
Au	Float	0.01	estimated Gold ppm
H width	Float	-1	estimated Horizontal Width
Density	Float	2.72	Density
Zonecode	Char	BKGR	Zonecode
Rescat	Integer	4	Meas =1; Ind = 2; Inf = 3, Waste = 4
Depletion	Integer	1	Insitu = 1; pillar = 2; Mined = 0
Oxidation	Integer	0	1 = Fresh; 2 = Trans; 3 = oxidized
Ads	Float	0	Average distance to composite data
Dns	Float	0	Distance to nearest composite data
Kv	Float	-1	Kriging Variance
Ns	Integer	0	Number of composite data
Pass	Integer	-1	Estimation Pass Number

TABLE 14-37 PROSPECT DEPOSIT STOCKWORK AND FINAL 3D BLOCK MODEL ATTRIBUTES

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Table 14-38 below confirms the close agreement of the 3D block model volumes and the original interpreted wireframe volumes, supporting the 3D model block size choice as appropriate.

Domain	Wireframe Volume	Block Model Constraint Volume	Difference %
20	10701	10744	0%
30	18747	19019	1%
31	1286	1256	-2%
40	69291	69281	0%
41	1934	1913	-1%
100	115033	114919	0%
200	185898	186638	0%
300	253097	253406	0%
310	13090	13044	0%
400	803236	804132	0%
410	101884	102006	0%
500	111921	111575	0%
600	27629	27538	0%

TABLE 14-38 PROSPECT DEPOSIT FINAL 3D BLOCK MODEL TO WIREFRAME VOLUME CHECK

14.3.2.9  Specific Gravity / Bulk Density Assignment

The specific gravity of the waste and mineralized rock of the final 3D block model has been assigned according to oxidation state, using interpreted surfaces described in Section 14.4.2.3 to control the blocks assigned. The Company has determined the specific gravity for a total of 1,141 diamond core intervals during the latest drilling program. With outliers removed a total of 1,117 of these measurements were used to determine appropriate density average values by oxidation state. Table 14-39 summarizes the oxidation state specific gravity data statistics.

Oxidation State	Number	Min SG gm/cm3	Maximum SG gm/cm3	Mean SG gm/cm3	Median SG gm/cm3	STD
1 to 2 Oxidized	204	2.03	2.95	2.58	2.61	0.434
3 – 4 Transitional	241	2.29	3.00	2.68	2.70	0.109
5 Fresh	672	2.31	4.51	2.76	2.75	0.102

TABLE 14-39 PROSPECT DEPPOSIT SPECIFIC GRAVITY DATA STATISTICS BY OXIDATION STATE

Within the final 3D block model blocks coded fresh were assigned a density of 2.76g/cm 3; those coded transitional, a density of 2.68g/cm 3 and those blocks below the topographical surface and coded oxidized a density of 2.58g/cm 3. Blocks located above the topographical surface were assigned a zero density.

14.3.2.10  Model Validation

Model validation has been undertaken to ensure no material error has been made in the estimation of Prospect Claim. The validations include inspection of the audit documentation of the individual estimation

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runs; visual inspection of the block outcomes and input data; statistical comparisons of input data and block outcomes, and swath plots of the most significant domains.

Statistical comparisons of input data and block model outcomes for the total stockwork domains are shown in Table 14-40.

Domain	Composite Average Grade g/t Au	Block Model Average Grade g/t Au	Variance %	Percentage of Total Gold Stockwork Ounces	Indicated Block Model Average Grade g/t Au	Variance%
100	0.60	0.79	133	4	0.73	122
200	1.13	1.58	140	15	1.04	92
300	0.8	0.69	86	9	0.95	118
310	1.96	1.78	91	1	1.66	85
400	1.57	1.38	88	52	1.54	98
410	1.73	1.92	111	8	1.97	114
500	1.66	1.47	88	9	1.56	94
600	0.92	1.03	112	1	1.03	113

TABLE 14- 40 PROSPECT DEPOSIT STOCKWORK DOMAIN AVERAGE GOLD GRADE COMPARISONS

The stockwork domain comparisons display a moderate to large variation between input and outcome average grades when the total domain is reported. As can be confirmed in the visual inspection and swath plot investigations the comparisons include significant volumes at depth in each domain containing a lower density of sample data. This results in extrapolation of the sample data into these volumes and while it is considered a reasonable estimate of the grades in these volumes a simple statistical comparison of total volumes will not result in close comparisons. Figure 14-17 below demonstrates this situation within the stockwork domain 300. Two views of the block model domain 300 are shown side by side, the first with composite data and the second with blocks colored by mineral resource classification, blue for Indicated and green for Inferred classification. Composite data is colored by gold grade distribution as shown in the legend. The contrasting data densities above and below an RL of 1050 are evident, supporting the assumption that relying only on raw composite to block grade comparisons can be misleading.

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Comparison of the Indicated portions of the stockwork domains in Table 14 18 above show that for the most significant domains by contained ounces (400, 200, and 500) the comparisons to average composite grades agree within a 10% tolerance.

Data is analyzed by northing and by elevation for each domain. Reproduced below are four example swath plots one pair for domain 400, Figure 14-18 and one for domain 300, Figure 14-19.

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The swath plots demonstrate that where there is regularly spaced data the block model reflects those data. The plots also highlight that a paucity of drilling data (in particular below an approximate RL of 1050m) results in parts of the model that rely on only a few measured points and are therefore less likely to match local composite data and are of reduced certainty and increased risk.

Statistical comparisons of input data and block model outcomes for the total vein domains are shown in Table 14-41.

Domain	Composite Average Grade g/t Au	Block Model Average Grade g/t Au	Variance %
20	7.51	7.54	100
30	13.96	19.62	140
31	12.13	12.16	100
40	13.28	11.12	84
41	10.52	12.92	123

TABLE 14- 41 PROSPECT DEPOSIT VEIN DOMAIN BACK CALCULATED AVERAGE GOLD GRADE COMPARISONS

Again these comparisons show some anomalies; Domains 30, 40 and 41 in particular. Swath plots of Domains 40 (in Figure 14-21) and Domain 30 (in Figure 14-20) show that they are subject to a variable data density spatially, illustrated in Figure 14-8 above. Domain 40 contains 61% of the total contained vein domain ounces of gold while domain 30 contains 30% of the total ounces. Domain 30 is characterized by very few data, and as a consequence is classified as Inferred.

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Domain 40 demonstrates clearly that the estimation represents a close reproduction of the input data where it is consistently and regularly sampled, above 1,050m RL. Below this RL the model is based on few widely spaced data and the estimate deviates from these local data.

14.3.2.11  Mineral resource Classification

The classification of the Prospect deposit mineral resources was based on information provided by Newmarket Gold and outcomes of the estimation processes. The mineral resource has been classified in accordance with the NI43-101 guidelines. Assessment criteria include data integrity, drill hole spacing, sample locations, sampling density, and lode geometry, geological confidence and grade continuity. Consideration has been given to the estimation technique and the risks associated with extrapolation of sample data.

The mineral resource has been classified as Indicated and Inferred. No Measured Resource has been identified.

14.3.2.12  Recommendation

The following points summarize the most relevant recommendations:

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  Undertake infill diamond drilling of the deeper extends of priory lodes below the 1050mRL to confirm the assumptions of geological continuity inherent in the current estimate;
  Undertake a mining study to determine the limits of economical extraction of the deposit by open pit and underground mining methods;
  Undertake extensional drilling to confirm the close out of the deposit to the south;
  Undertake a statistical study of the different drilling types within the deposit to understand and quantify any potential between the differing drill types;
  Continue to undertake density measurements on all diamond core drilling to build a more complete database of density values.
14.3.3 CROSSCOURSE

14.3.3.1  Introduction

During December 2012, Cube Consulting Pty Ltd was requested by Crocodile Gold to undertake a mineral resource estimation of the remaining Crosscourse deposit, consisting of a number of relatively high-grade mineralization shoots below and to the north of the existing Crosscourse Pit at Union Reefs Gold Mine (URGM). A substantial volume of the mineralization was extracted during bulk mining of the Crosscourse Pit, but exploration and grade-control drilling indicates that the mineralization shoots continue down-plunge below the lowest mined level of the pit, and remain open at depth. Figure 14-22 shows a plan view of the drilling coverage and hole types of the Crosscourse area used for this mineral resource estimation

For modeling and estimation purposes, the Crosscourse area has been divided into the Union Reefs West (Lode domain 1001) and E-Lens (Lode domain 100 and 200) areas outlined in Figure 14-23.

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Figure 14-23, Figure 14-24 and Figure 14-25 show typical cross sections through the deposit at Sections 6360mN, 6790mN, and 6960mN looking north in the local grid system. They show the location of the mineralized domains in relation to the open pit. Also shown are the percussion, RC and diamond core exploration hole traces on which the lode interpretation and mineral resource is based.

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1150Z
1125Z
1100Z
1075Z
1050Z
1025Z
1000Z
975Z
950Z
925Z
900Z
875Z
850Z
825Z
800Z
4625E
4650E
4675E
4700E
4725E
4750E
4775E
4800E
4825E
4850E
4875E
4900E
4925E
4950E
4975E
5000E
5025E
5050E
5075E
5100E
5125E
5150E
5175E
5200E
DDH
RC
Unk
Lode Domain 100
Crosscourse Pit
Looking North
Union Reefs Mine Grid
0m
100m

FIGURE 14-23 CROSS SECTION VIEW (LOOKING NORTH) OF CROSSCOURSE DEPOSIT E-LENS DRILLING – SECTION 6630MN

1150Z
1125Z
1100Z
1075Z
1050Z
1025Z
1000Z
975Z
950Z
925Z
900Z
875Z
850Z
825Z
800Z
775Z
750Z
725Z
700Z
675Z
650Z
4525E
4550E
4575E
4600E
4625E
4650E
4675E
4700E
4725E
4750E
4775E
4800E
4825E
4850E
4875E
4900E
4925E
4950E
4975E
5000E
5025E
5050E
5075E
5100E
5125E
5150E
5175E
5200E
5225E
5250E
5275E
5300E
DDH
RC
Unk
Lode Domain 200
Lode Domain 100
Crosscourse Pit
Looking North
Union Reefs Mine Grid
0m
100m

FIGURE 14-24 CROSS SECTION VIEW (LOOKING NORTH) OF CROSSCOURSE DEPOSIT E-LENS DRILLING – SECTION 6790MN

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14.3.3.2  Data Types

The estimation of contained gold has been based on assays sourced from drilling data, detailed in Section 10 above. The data available consisted of RC drilling, diamond core and undefined hole type samples from historic exploration and mining definition campaigns.

All data is in local grid co-ordinates.

The older drilling (RC and unknown hole types) provides close spaced data from surface prior to mining excavations and the newer RC drilling from pit benches provides data infilling gaps from the previous drilling to the pit area to moderate depths (up to 180m below surface). The diamond holes covering the lodes provide core data for definition of the mineralization at greater depths up to 500m below surface and pit excavations. The database includes 273 RC grade control holes drilled from the lower flitches of the Crosscourse open pit on a 10mN x 5mE grid. No other grade control sampling data was included in the Crosscourse databases. The total database supplied is summarized in Table 14-20 below;

Hole Type	# of Holes	Meters Drilled	Average Depth m
RC	395	15,809.0	40.0
DDH	172	31,627.7	183.9
Unknown	425	40,920.9	96.3
TOTAL	992	88,357.6	106.7

TABLE 14- 42 SUMMARY OF DRILLING STATISTICS FOR THE D ATA SET COVERING THE CROSSCOURSE DEPOSIT LODES.

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Within the Union Reefs West deposit (URW) and Crosscourse deposit E-Lens mineralized domains the drill data consisted of 286 drill intercepts for 7,499.8 downhole meters for all drill types. A visual comparison in section between the unknown holes types, RC and diamond holes was completed to test if any material difference was observed between data types. There are several examples where variability in grade continuity in between data types was present; however, it was not possible to determine whether the difference was due to the difference in data type or the inherent variability of the deposit. In general, for the case of the intersections within the URW mineralized domain a gradational drop off in grade down the hole is observed, regardless of hole type. On the other hand, within the E-Lens lodes mineralized intersections show an irregular variation of grades down the hole regardless of hole type.

Hole Type	# of Intersections	Minimum Length (m)	Maximum Length (m)
RC	131	1	48
DDH	84	2.94	102.5
Unknown	71	3	92
TOTAL	286	1	102.5

TABLE 14-43 SUMMARY OF SAMPLE LENGTHS BY HOLE TYPE FOR CROSSCOURSE DEPOSIT MINERALIZED DOMAINS

The Company has decided to include all data types in this estimate to improve data density. The majority of historical drilling of unknown type is located within the mined out top of lodes. The most recent drilling RC and diamond core informs the remaining parts of lodes. The level of confidence in the data is reflected in the mineral resource classification in Section 14.4.3.13.

14.3.3.3  mineral resource Interpretation

Interpretation of the mineralized domain has been informed by gold cut-off grade, with a lower limit of 0.7g/t Au in the case of the URW and 0.4g/t Au in the case of the E-Lens used as the basis for defining mineralized veining material. No minimum length criterion has been applied during the interpretations.

The mineral resource domain interpretations were wireframed and nominated domain 1001 for the URW Lode and domains 100 and 200 for the E-Lens Lodes.

Figure 14-26 below shows the Crosscourse Pit outline, Union Reefs West and E-Lens lode wireframes and drilling traces in an oblique view looking to the northeast.

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The mineral resource wireframes were used to code the drill intercepts contained within them by flagging into a new table in the database called the zonecode table. This flagging allows the selection of data within the lode domain by codes for the purposes of sample analysis and compositing.

The mineral resource interpretation wireframes have been used as a hard boundary for this estimate.

The estimation of the two mineral resource Lodes was undertaken using two different methodologies. Within the Union Reefs West Lode a 2D accumulation method has been used with one geological composite interval. On the other hand, within the E-Lens Lodes Multiple Indicator Kriging using 5.0m downhole composites has been used to estimate grades.

14.3.3.4  Compositing and Statistics

Compositing of the raw drilling sample data is necessary to establish a single support for the data to avoid bias when calculating statistics and undertaking any estimation of the data into three dimensional volumes. A number of items are considered when selecting an appropriate composite length; they include the original support of the raw sample data, the assumed selectivity (and therefore the block sizes) of the model and the imposed spatial dimensions of the mineralized domains.

An examination of sample statistics for mineral resource domains reveals that the majority of sampling of the mineralization is on 1m downhole. Within the URW Lode (coded 1001) sample lengths vary from a minimum of 0.3 to a maximum of 1.03m downhole. Within the E-Lens Lodes (coded 100 and 200) downhole sample lengths vary from 0.3 to 3m. The number of instances of samples over 1m are small representing less than 1% of the data in each domain type.

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Within the E-Lens Lodes the drill samples were composited to 5m downhole using a best fit algorithm to provide equal support data for estimation. The best fit compositing method was used with a tolerance of 50% set, yielding composites of between 2.5 and 5 meters in down hole length.

Within the URW Lode the drill samples were interval composited across the entire coded zone. This compositing method yields a single composite of varying length for each coded interval. The interval composites extracted varied in length from 2.94 to 34m in length. Further processing is required to produce an additive variable of equal support. The process used was to calculate a horizontal width of the Lode at each interval composite centroid and multiply the grade by the calculated width. The horizontal width used for each intercept grade has been calculated directly from the width of the interpreted wireframe at the midpoint of the down hole coded intercept. Horizontal widths calculated in this way vary from 1.44 to 9.43m.

The resulting variable is an accumulation variable of equal support (assuming a constant density) at each sampled point within the lode. This accumulation variable is suitable for the calculation of statistics and for use in estimation.

The effect of a small number of outlier composite grades or spatially isolated composites may have an undue effect of the estimated block grades within individual domains. The identification of outliers was undertaken using statistical tables, statistical summary charts and an investigation of the composite data in 3D visualization.

A statistical summary of the E-Lens domains is shown in Table 14-44, below. It should be noted that statistical summaries and charts of the gold grade within the URW domain are not strictly representative as the gold intercept grades are not on equal support. Gold intercept composite statistics have been used in this instance to identify the need for high cuts and demonstrate the overall effect of cuts in the vein domains.

A high cut or limit was identified as necessary within URW domain as detailed in Table 14-45 below. The high-grade gold cut was applied to the gold intercept composites prior to the multiplication by horizontal width. No high-grade cuts were required for the E-Lens domains given that the MIK estimation methodology used can handle outliers in a more appropriate manner. No horizontal width outliers were identified or cut.

Area	Domain	Number	Cut Mean g/t Au	Cut Median g/t Au	Standard Deviation	Co-efficient of Variation
URW	1001	27	3.19	1.55	3.20	1.00
E-Lens	100	1333	2.30	1.52	3.22	1.40
E-Lens	200	109	1.33	0.72	2.31	1.74

TABLE 14-44 CROSSCOURSE AND UNION REEFS WEST DEPOSITS STATISTICAL SUMMARY MINERALIZED DOMAINS

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Area	Domain	Minimum Gold Grade g/t Au	Maximum Gold Grade g/t Au	Mean Gold Grade g/t Au	High Grade Cut g/t Au	Mean Cut Gold Grade g/t Au
URW	1001	0.059	11.42	3.27	10.00	3.19
E-Lens	100	0.005	59.50	2.30	NA	2.30
E-Lens	200	0.037	16.95	1.33	NA	1.33

TABLE 14-45 CROSSCOURSE AND UNION REEFS WEST HIGH GRADE COMPOSITE STATISTICS BY MINERALIZED DOMAIN

The general statistics of gold composites within all domains can be described as positively skewed with moderate to high variability as is the case with most gold occurrence. The high variability is reduced somewhat by high cutting of gold grades in the domains affected.

Within the E-Lens domains a measure of variability the Co-efficient of Variation (CV) remains at 1.4 or more, indicating significant variability within the domains.

Within the URW domains the use of the high-grade cutting and the accumulation variable considerably reduces the variability of the raw gold data, reducing the CV to 1.

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14.3.3.5  Variography

Variogram models were used to characterize the spatial behavior of the composite data, primarily as an aid to establishing estimation parameters. Variogram stability and quality is dependent upon the statistical properties of defined domains and the amount of data available within domains. The variogram model established for the URW lode was based on the modeling of composite data from Domain 1001 containing 27 accumulation composite data. The E-Lens domains were grouped together for final modeling of the variography. This was considered the most robust solution to very noisy models observed within individual stockwork domains as a result of moderate to high domain variability. Several variograms were modeled for different cut-off grades as required by the MIK estimation methodology.

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The estimation of the URW Lode requires an additional variogram model for the horizontal width variable as detailed in Section 14.4.3.6 below. In this instance the model used for the estimation of horizontal width has been set to the accumulation variable variogram. This approach ensures internal consistency between the accumulation and horizontal width variables.

The final variogram models are detailed in Table 14-46 below.

Area	Indicator	Nugget	Structure	Sill	Range m	Azimuth	Plunge	Dip	Major/ Semi	Major/ Minor
URW	NA	0.46	1	0.54	25	0	0	0	1	1
E- Lens	Au >= 0.498	0.394	1	0.39	8	0	0	0	1	1
			2	0.21	150	0	0	0	1	1
	Au >= 0.902	0.526	1	0.32	8	0	0	0	1	1
			2	0.16	125	0	0	0	1	1
	Au >= 1.304	0.567	1	0.34	8	0	0	0	1	1
			2	0.10	110	0	0	0	1	1
	Au >= 1.815	0.653	1	0.22	8	0	0	0	1	1
			2	0.12	50	0	0	0	1	1
	Au >= 2.602	0.675	1	0.23	8	0	0	0	1	1
			2	0.10	50	0	0	0	1	1
	Au >= 2.797	0.691	1	0.20	8	0	0	0	1	1
			2	0.11	50	0	0	0	1	1
	Au >= 4.284	0.714	1	0.18	8	0	0	0	1	1
			2	0.10	50	0	0	0	1	1
	Au >= 5.8	0.738	1	0.11	8	0	0	0	1	1
			2	0.15	50	0	0	0	1	1
	Au >= 7.52	0.763	1	0.08	8	0	0	0	1	1
			2	0.16	50	0	0	0	1	1
	Au >= 9.82	0.833	1	0.06	8	0	0	0	1	1
			2	0.10	20	0	0	0	1	1
	Au >= 16.329	0.851	1	0.02	8	0	0	0	1	1
			2	0.13	15	0	0	0	1	1

TABLE 14-46 CROSSCOURSE AND UNION REEFS WEST DEPOSITS FINAL VARIOGRAM MODELS FOR LODE DOMAIN

The variogram model for the URW domain was modeled as a single, omnidirectional spherical structure with a 46% nugget and a range of 25m. The variogram models for each cut-off of the E-Lens domain were modeled with two spherical structures, 40% to 85% nugget, and ranges from 15m to 150m.

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14.3.3.6  Block Modeling and Estimation

2D ORDINARY KRINKING MODELLING TECHNIQUE – UNION REEFS WEST

When assessing the modeling technique for the narrow Union Reefs West Lode, several key physical features were considered and accommodated by the selected mineral resource modeling technique. These features are:

  Mineralized vein domain thickness is variable typically ranging from 1m to 10m in horizontal width;
  Undulating or variable domain geometry (dip and strike) and possible grade/thickness trends within this variable geometry;
  Sampling has been taken over 1m and 2m intervals, except for diamond holes, where sampling intervals within favorable rock types is variable and based on lithological boundaries, vein contacts and alteration intensity changes – creating samples of unequal length or variable support;
  The continuity and geometry of the highest grades are quite variable making it difficult to apply separate deterministic domaining;
  Mining selectivity across the vein domains is unlikely due the narrow nature of the mineralized structures;
  Drill spacing is variable but typically around 25mN by 25mE in the most consistently drilled regions of the plane of mineralization.

A method that allows estimation of metal content on a projected plane is considered to be an appropriate approach to addressing the features outlined above. This resource modeling approach is best achieved using geological intercept composites and accumulation estimation. Lode gold grades are composited across the entire coded interval resulting in a single geological intercept composite at each intercept location. The geological composites are projected onto a vertical 2D plane approximately parallel with the vein structure. The mid-point of each geological composite is assigned the horizontal width of the vein structure and used to compute a ‘metal accumulation’ variable.

Geological intercept composites are not of equal support as the lode thickness varies. Given the variable thickness, an additive variable must be created as the product of grade and thickness or ‘metal accumulation’ variable. The accumulation a(x) is defined as the product of thickness t(x) and grade z(x) assuming a constant density:

a(x) = t(x) . z(x)

This variable is estimated along with the horizontal width t(x) into each block and a final grade back calculated by dividing the estimated accumulation by the estimated horizontal width at each block centroid.

The project plane model is defined as 1 block thick, and post estimation was re-located into real world co-ordinates and imported into the 3D block representation of the domain. This process assigns a single grade for each estimated block from hangingwall to footwall of the vein domain wireframed blocks.

Cube utilized 2D projection Ordinary Block Kriging of intercept composites for the grade estimation of the Union Reefs West Lode. Some of the advantages of using this method over 3D block modeling for this domain are:

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  Simplifies undulating vein geometry onto a 2D plane allowing improved directional variography and simplified search strategies;
  Eliminates or reduces the requirement to have multiple ‘geometric domains’ therefore allowing block estimations to use more informing composites;
  Estimation block size can be chosen independently from volume model requirements and be tailored on the basis of data spacing rather than compromising the estimation block size due to volume definition requirements. This reduces over-smoothing and conditional bias introduced by estimating into small blocks relative to data spacing; and
  Longitudinal presentation of modeled vein attributes such as grade and thickness assist with mineral resource classification and engineering design evaluations. Calculated fields such as grade x thickness can be easily presented and reported.

A 2D block model consisting of 25m N x 1m E x 25m RL parent cells (longitudinal grid) was created with a single cell 1m thick in the longitudinal plane. Data spacing, geometry of the mineralized zone, and volume fill were the primary considerations taken into account when selecting an appropriate estimation block size. Block discretization points were set to 5(Y) x 1(X) x 5(Z) points. The Isatis’ interpolation module was used to for the grade interpolation process.

Estimation of the two variables accumulation and horizontal width has used a single pass Ordinary Block Kriging. The same estimation parameters have been used for both attributes. A “unique” neighborhood search was used, in which all the samples are used for the estimation of each block.

14.3.3.7  MIK Modeling Technique – E-Lens

Multiple Indicator Kriging (MIK) was selected as the estimation methodology for the E-Lens mineral resource area as this method is known to deal with highly skewed distributions and erratic spatial variability more appropriately than OK. MIK involves the individual Kriging of a set of increasing grade indicators to yield a suite of probability estimates above a range of grade cut-offs. These probability estimates can be used to calculate grade class probabilities, and ultimately a block grade estimate (called the e-type estimate). Prior to calculating grade bin probabilities, any order relations problems must first be rectified (i.e. the estimated probabilities above successively higher cut-offs should always be decreasing). The probability of being within a particular grade bin is then weighted by a "mean" grade for that bin, which is usually calculated from the grade sample data, or by discretization of a function defined using the results of the Kriging. The Isatis software package was used to calculate the MIK estimates.

The indicator grade cut-offs were selected according to the following schema:

  The grade samples were sorted in order of increasing grade. The sample count, cumulative % count, and cumulative de-clustered grade were calculated per sample. Indicator grade cut-offs were picked, as far as possible, at 15 percentile intervals of the number of data points, until such time as 75% of the data were accounted for.
  Above the 75th percentile of the data count, the criterion was to select cut-offs at 15% intervals of metal contribution of the remaining samples. The metal contribution for each sample was approximated by its de-clustered grade.

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  Some additional grade bins were defined in the upper grade ranges, in order to produce a more- or-less symmetrical distribution of values inside each bin. Some high-grade bins can produce intra- bin grade distributions that are significantly skewed. Failure to do this step can result in biased estimates.

Bin grade statistics were then calculated for each of the intervals between cut-offs, using the sample data. The mean, declustered mean, median and declustered median values were calculated for each bin. The purpose of this exercise was to provide the means to decide on which bin cut-offs to use for eventual calculation of the e-type estimate. Table 14-47 summarizes the indicator bin statistics for gold and Table 14-48 summarizes the MIK search strategies.

Bin g/t Au	No Samples	Mean g/t Au	Median g/t Au	St. Dev.	Cum. Grade %	Cum. Rank %
0 - 0.498	215	0.253	0.238	0.140	1.9	14.9
0.498 - 0.902	217	0.688	0.671	0.123	8.5	30.0
0.902 - 1.304	216	1.088	1.088	0.124	15.5	44.9
1.304 - 1.815	217	1.539	1.544	0.152	26.4	60.0
1.815 - 2.602	216	2.205	2.176	0.226	37.8	75.0
2.602 - 2.797	38	2.692	2.689	0.052	39.7	77.6
2.797 - 4.284	179	3.398	3.367	0.390	54.9	90.0
4.284 - 5.800	59	4.896	4.696	0.428	62.5	94.1
5.800- 7.520	35	6.661	6.502	0.413	69.6	96.5
7.520 - 9.820	18	8.665	8.783	0.918	75.5	97.8
9.820 - 16.329	18	12.059	11.579	1.960	84.9	99.0
>= 16.329	14	20.597	16.932	9.564	100.0	100.0

TABLE 14- 47 STATISTICS FOR CROSSCOURSE DEPOSIT E-LENS DOMAINS GOLD INDICATORS

Ordinary Kriging was used to estimate each of the grade indicators. The indicator estimates were postprocessed to ensure decreasing probabilities with increasing grade and to deal with any indicator estimates above one or below zero. The final e-type estimates were calculated by discretization of the probability distribution resulting from the Kriging of the indicators.

MIK was run with the same set of search parameters across all indicators, in order to avoid serious order relations issues. The estimation search parameters are detailed in Table 14-48. A constant minimum of four and maximum of 28 data points were used in each case.

Area	Domain	Search Radius m	Azimuth	Plunge	Dip	Major/Semi	Major/Minor
E-Lens	100	100	340	70	0	1	3
	200	120	340	70	0	1	3

TABLE 14-48 CROSSCOUSE DEPOSIT E-LENS DOMAINS MIK ESTIMATION SEARCH PARAMETERS

14.3.3.8  3D Ordinary Kriging Modeling Technique

In addition to the modeling techniques mentioned above, 3D Ordinary Block Kriging of equal length downhole composites in a traditional 3D block model was also completed on both mineral resource areas as a validation method.

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The 3D block estimate was based on interpolation into 25mN x 5mE x 25mRL parent cells, with sub celling to 6.25mN x 1.25mE x 6.25mRL to control volume.

A standard 3 dimensional, single pass Ordinary Kriging methodology has been used for the estimation of gold grade using the down hole composite data within each mineralized domain. Table 14-49 summarizes the estimation parameters by domain. A constant minimum of three and maximum of 32 data points were used for the Union Reefs West while a minimum of four and maximum of 28 data points were set for the E-Lens.

Area	Domain	Search Radius m	Azimuth	Dip	Plunge	Major/Semi	Major/Minor
URW	1001	100	10	90	0	1	4
E-Lens	100	120	340	70	0	1	3
	200	165	340	70	0	1	3

TABLE 14-49 CROSSCOURSE DOMAINS OK ESTIMATION PARAMETERS

14.3.3.9  Block Model Definition

A 2D block model was created for the URW lode grade estimation (domains 1001). Table 14-50 presents the 2D model definition parameters whilst a list of field names and descriptions included in the models is shown in Table 14-51.

	Minimum	Maximum	Model Extent
Easting	4,750	4,751	1
Northing	6,700	7,200	500
RL	600	1250	650
Parent Cell X m	1	Min Sub- Cell X m	1
Parent Cell Y m	25	Min Sub-Cell Y m	25
Parent Cell Z m	25	Min Sub-Cell Z m	25

TABLE 14-50 URW DOMAIN 2D PROJECTION BLOCK MODEL DEFINITION

Field Name	Description
x	X Block Centroid
y	Y Block Centroid
z	Z Block Centroid
au_ok_2d	Back calculated Gold Grade
au_ok	Au OK – downhole composites (comparison)
hw	Ordinary kriged estimate of horizontal width
accum	Ordinary kriged estimate of gold accumulation
ns	Number of samples used for au_hw estimate (au_ok
sd	Standard Deviation (au_ok estimation)
sr	Slope of Regression (au_ok estimation)
density	Assigned In Situ Bulk Density
zonecode	Mineralized domain

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Field Name	Description
rescat	mineral resource classification
depletion	Depletion flag
wx_code	Oxidation type
geo	Rock Type

TABLE 14-51 URW DOMAIN PROJECTION BLOCK MODEL ATTRIBUTES

The primary consideration of the 2D model was to provide an appropriate block size for the interval composite data spacing in long section view. Figure 14-30 is a long section view of the URW domain 1001 interpreted wireframe and composite data. The 25x25m grid demonstrates that within the best sampled parts of the domain, above RL 1050 a choice of 25x25m block size ensures the majority of blocks contain at least one composite data.

The 2D domain model was estimated, re-located into real world co-ordinates and imported into the 3D block model defined in Figure 14-30, below in the local grid coordinate system.

A 3D block model was created to represent the final grade and volume model for reporting of the URW lode. The grade estimate for the E-Lens domains (100 and 200) was interpolated directly into this model and the grade estimate for the URW lode was imported from the 2D model described above. The model definition is shown in Table 14-52 and a list of field names and descriptions for the model are presented in Table 14-53.

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	Minimum	Maximum	Model Extent
Easting	4,600	5,200	600
Northing	6,000	7,200	1,200
RL	600	1250	650
Parent Cell X m	5	Min Sub- Cell X m	1.25
Parent Cell Y m	25	Min Sub-Cell Y m	6.25
Parent Cell Z m	25	Min Sub-Cell Z m	6.25

TABLE 14- 52 CROSSCOURSE DEPOSIT E-LENS DOMAINS AND FINAL 3D BLOCK MODEL DEFINITION

Field Name	Description
x	X Block Centroid
y	Y Block Centroid
z	Z Block Centroid
au_final	Final reportable Au grade
au_ok_2d	2d OK Au estimate
au_mik_etype	MIK Method Au estimate
au_ok	OK Au estimate
density	Assigned In Situ Bulk Density
zonecode	Mineralized domain
rescat	mineral resource Classification
depletion	Depletion flag
wx_code	Oxidation type
ads	Average distance to samples for au estimate
dns	Distance of nearest sample for au estimate
ns	Number of samples used for au estimate
sd	Standard Deviation
sr	Slope of Regression

TABLE 14-53 CROSSCOURSE DEPOSIT E-LENS DOMAINS AND FINAL 3D BLOCK MODEL ATTRIBUTES

The primary consideration of the 3D model design was to provide an adequate level of resolution to cope with all volume related complexity. The 3D wireframes were used to create block model volume constraints for each mineralized zone.

The chosen block size represents approximately half the best data spacing in the Northing direction and a choice in the vertical and easting dimension controlled by the need to appropriately represent the volume of the wireframes.

Table 14-54 below confirms the close agreement of the 3D block model volumes and the original interpreted wireframe volumes, supporting the 3D model block size choice.

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Domain	Domain	Wireframe Volume	Block Model Constraint Volume	Difference %
URW	1001	261,924	261,963	0.0%
E-Lens	100	1,746,303	1,743,701	-0.1%
	200	779,030	819,434	5.2%

TABLE 14-54 CROSSCOURSE DEPOSIT FINAL 3D BLOCK MODEL TO WIREFRAME VOLUME CHECK

14.3.3.10  Bulk Density Assignment

The bulk density of the waste and mineralized rock of the final 3D block model has been assigned according to oxidation state, using the interpreted surface described in Section 14.3.3 to control the blocks assigned. Crocodile Gold determined the specific gravity based on historic reports of determinations made on drill samples. Table 14-55 summarizes the oxidation state specific gravity assignations.

Oxidation State	SG gm/cm3
1 Oxide	2.5
2 Transitional	2.6
3 Fresh (sulphide)	2.7

TABLE 14-55 CROSSCOURSE DEPOSIT BULK DENSITY DATA STATISTICS BY OXIDATION STATE

Within the final 3D block model blocks coded fresh below the top of fresh surface (tofr) were assigned a density of 2.7g/cm 3; those coded transitional between the base of complete oxidation surface (box) and the top of fresh surface, a density of 2.6g/cm 3; and those coded oxidized below the topographical surface, a density of 2.5g/cm 3.

Blocks located above the topographical surface were assigned a zero density. Where fill areas exist on the surface, such as waste dumps, dams, back-filled excavations and other surface excavations, these have been assigned a density of 1.8g/cm 3.

14.3.3.11  Model Depletion

Mining depletion as a result of open pit mining and other surface excavations has been coded into the block model. Two DXF files supplied were imported into Surpac, from which 2 DTM surfaces were created:

  UR_Topo.dxf = surface topography including surveyed open pit excavations, waste dumps and other surface works; Surpac file created = urgm_topo_with_wkings_1.dtm .
  urgm_original_topo.dxf = original surface topography, prior to mining; Surpac file created = urgm_topo_orig_1.dtm.

Within the final 3D block model blocks in air and mined out areas above the topography with open pit excavations were assigned a code of zero. Those areas between the fill areas (waste dumps, dams, and other surface excavations) and the original surface topography were coded as 99. Blocks locatedbelow the mined out open pit and original topographical surface were assigned a code of “1” (Table 14-56).

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Depletion Code	Description
0	Above topographic surface & open pits
1	Below topographic surface & open pits
99	Surface fill areas (waste dumps, dams, other fill)

TABLE 14-56 DEPLETION CODES ASSIGNED ABOVE AND BELOW TOPOGRAPHIC SURFACES

14.3.3.12  Model Validation

Model validation has been undertaken to ensure no material error has been made in the estimation of the Crosscourse Lodes. The validations include inspection of the audit documentation of the individual estimation runs; visual inspection of the block outcomes and input data; statistical comparisons of input data and block outcomes, comparison of different estimation methods and swath plots. Swath plots show the estimated tonnes, estimated grade, number of composites and mean uncut composite grade (tabulated by northing and elevation), and were created for all the interpolated mineralization domains.

Statistical comparisons of input data and block model outcomes for the total URW Domain is shown in Table 14-57.

Area	Domain	Composite Average Grade g/t Au	Block Model Average Grade g/t Au	Variance %
URW	1001	3.19	3.75	118

TABLE 14-57 URW DOMAIN BACK CALCULATED AVERAGE GOLD GRADE COMPARISONS

The data comparison for URW displays a reasonable variation between input and outcome average grades when the total domain is reported. As can be confirmed in the visual inspection and swath plot investigations the comparison includes significant volumes at depth containing a lower density of sample data. This results in extrapolation of the sample data into these volumes and while it is considered a reasonable estimate of the grades in these volumes a simple statistical comparison of total volumes will not necessarily result in close comparisons. Swath plots of Domain 1001 in Figure 14-31 show that the domain is subject to a variable data density spatially.

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For that portion of the URW lode that contained sufficient sample density a comparison between the 2D accumulation gold estimate and an Ordinary Kriged 3D method estimate is shown in Figure 14-33.

The two estimation methods result in grades and tonnages that compare closely at the zero cut off. The 2D accumulation estimate clearly is less smoothed than the Ordinary Block Kriging, with differences in both tonnes and grade at all cut offs. For the purpose of identifying higher grade areas of the lode, the 2D accumulation model is preferred.

Statistical comparisons of input data and block model outcomes for E-Lens domains are shown in Table 14-58.

Area	Domain	Composite Average Grade g/t Au	Block Model Average Grade g/t Au	Variance %
E-Lens	100	2.3	2.45	107
	200	1.33	1.27	95

TABLE 14- 58 E-LENS DOMAINS AVERAGE GOLD GRADE COMPARISONS

The E-Lens lode comparisons display reasonable variation between composite and block model average grades for the total domains. For domain 100, 3D visual inspection and the swath plots display good comparisons between composite data and the block model grades where data density is greater. The high number of composites around 475m RL relate to close spaced RC drilling near the base of the Crosscourse open pit as noted in Section 14.4.3.2.

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For domain 200, the swath plots display moderate variation between composite and block model grades for the total domain reported. As with lode Domain 1001, a visual inspection and swath plot investigations show significant volumes at depth containing a lower density of sample data This results in extrapolation of the sample data into these volumes and while it is considered a reasonable estimate of the grades in these volumes a simple statistical comparison of total volumes will not result in close comparisons.

Swath plot validations for the E-Lens domains are presented below in Figure 14-33 and Figure 14-34.

The swath plots demonstrate that where there is regularly spaced data the block model reflects those data. The plots also highlight that a paucity of drilling data (in particular below an approximate RL of 1050m) results in parts of the model relying on only a few sampled data and are therefore subject to reduced certainty and increased risk.

Figure 14-35 and Figure 14-36 below compare the outcomes of Ordinary Block Kriging and MIK estimation methodology in the two E Lens domains. Both estimation methods predict the same grade, tonnes and metal above the 0.0 g/t Au cut off.

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Comparison within Domain 100 shows the two methods are very similar with the preferred MIK method resulting in marginally lower - low grade tonnes to a cut off of 2.5g/t Au and then slightly more tonnes above cut off above 2.5g/t Au. The resulting metal above curves is materially the same.

The comparison within Domain 200 is materially the same, with the MIK method resulting in slightly more tonnes at a marginally higher grade estimated above the 1.3g/t Au cut off. The resulting contained metal is marginally higher across most cut-offs for the MIK estimate.

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14.3.3.13  Mineral Resource Classification

The mineral resource has been classified in accordance with the NI43-101 guidelines. Assessment criteria include data integrity, drillhole spacing, sample locations, sampling density, and lode geometry, geological confidence and grade continuity. Consideration has been given to the estimation technique and the risks associated with extrapolation of sample data.

The mineral resource has been classified as Indicated and Inferred; no Measured resource has been identified.

14.3.3.14  Data Spacing and Distribution

The Crosscourse model has been shown in validation to be subject to varying drill hole density and sample location in relation to the lodes geometry. In all lodes the drilling is regular and of sufficient density within the upper parts of lodes but subject to decreasing densities and irregular spacing at depth. The block model outcomes at depth in all lodes are considered to be higher risk and are classified with less confidence than the shallower parts. Each lode was considered individually and for lodes with sufficient data density a depth limit digitized for the base of Indicated and Inferred boundaries.

14.3.3.15  Orientation of Data in Relation to Geological Sructures

The orientation of the mineralized lodes is interpreted to be close to vertical and the drilling is considered to be appropriately targeted for this geological orientation.

14.3.6.16  Geological Interpretaiton

The geological interpretation of the Crosscourse deposit was undertaken by Crocodile Gold geologists.

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14.3.3.17  Deposit Dimensions

The mineralized portion of the Crosscourse deposit extends within drill testing from 6,425m to 7,075m in Northing with extension beyond drilling of up to 10m; Within the Easting plane the dimensions of the mineralization are tightly constrained by drilling as detailed in Section 14.4.2.4; in the vertical the deposit extends within drilling from surface (at approximately 1225mRL) to 700mRL, extension beyond drilling was up to 50m from the last data point. The dimensions of the mineralization are adequately defined by the available drilling with limited and acceptable extensions beyond data.

14.3.3.18  ESTIMATION AND MODELING TECHNIQUES

The estimation methodologies used for the two mineralization styles are considered appropriate based on experience with similar deposit types. Both are shown to represent reasonable unbiased reproductions of the input data in areas of adequate sampling. Outside areas of adequate sampling the mineral resource classification is such as to reflect the uncertainty of the estimate.

14.3.3.19  Moisture

The estimate has been made on the basis of dry tonnes.

14.3.3.20  Bulk Density

As detailed in Section 14.4.2.3 and Section 14.4.3.10 the bulk density factors used in this estimate are derived from historic records from previous mining work. No distinction has been made between mineralized material and waste rock. When sufficient sample data are available this distinction could be made to optimize material movement, however, in the context of a small tonnage rate underground exploitation method the assigned bulk density methodology is considered sufficient for classification. Variations due to new bulk density data are not expected to be material to the estimate.

14.3.3.21  Classification

All material within the mineral resource interpretation has been classified to represent the Author’s opinion of the risk in the mineral resource estimated. This respects the assumption that within the lode domains no selectivity will be able to be applied and so the total lode domain will be mined. Within the E-Lens domains that have been defined on a plus 0.4g/t cut off, it is assumed that this edge material as well as some internal material will form dilution to the mining of the mineralized material. Similarly, within the Union Reefs West domain that has been defined on a plus 0.7g/t Au cut-off, it is assumed that this edge will form dilution to the mining of the vein material.

Mineral resource blocks have been classified as Indicated or Inferred on the basis of drillhole spacing, sample locations, sampling density, wireframe geometry, geological confidence and grade continuity. A boundary string was generated to separate Indicated from Inferred blocks, on the basis of the above criteria.

For the E-Lens mineralized domains, the portion of the mineral resource classified as Indicated is defined by a substantial number of drill holes, in most areas at a spacing of 25m to 50m or less. The Inferred portion of the mineral resource largely represents the poorly drilled, strike extents and down-plunge extents of the domains.

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For the Union Reefs West lode, due to the variable nature of the drilling spacing there are blocks that are not directly informed by a composite resulting in a lower slope of regression. Indicated material is characterized by a high estimation quality and delineated by a slope of regression (true to estimated blocks) typically greater than 0.7. The Inferred limit of the mineral resource largely represents the poorly drilled areas of the interpreted lode, to drill spacing limits between 50m and 75m. Beyond the Inferred boundary limit for Union Reefs West, blocks within the mineralized domain have been coded as Unclassified. Figure 14-37 illustrates the classification limits of the model in relation to the data spacing within the interpreted lode. The Unclassified material is the down-dip and down plunge extension of the lode and including one diamond hole intersection approximately 450m below the surface.

The classification of the Crosscourse Lodes into Indicated and Inferred, as set out below reflects the Author’s view of this deposit, as it is currently defined.

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14.3.3.22  Selectivity Assumptions

Within the URW lode, the selectivity assumption is based on a two dimensional 25mx25m grid, and by lode width. This assumption requires the addition of edge dilution when a mining study is undertaken. The amount of dilution estimated will be dependent on the type of mining proposed.

For the E-Lens lodes, the selectivity assumption is based on the parent cell size (25mN x 5mE x 25mRL), as no change of support has been undertaken on this model.

14.3.3.23  Grade Tonnage Curves

Figure 14-38, Figure 14-39 and Figure 14-40 below detail the grade and tonnage curves for the URW Lode (Domain 1001), E Lens Lode (Domain 100 and 200) reported mineral resources respectively.

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14.3.3.24  Recommendations

The following points summarize the most relevant recommendations for the Crosscourse lodes:

  Investigate missing data from the current database – specifically missing geological logs, and missing information on hole types;

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  Undertake a statistical study of the different drilling types within the deposit to understand and quantify any potential between the differing drill types;
  Undertake a check/validation process of sampling and assaying by resampling and assaying some of the available drilling sample material;
  Update geological interpretation and 3D model of lode domains based on additional data uncovered from drill logs;
  Undertake infill diamond drilling of the deeper extends of higher grade targets below the pit base down plunge to 750m RL, to confirm the assumptions of geological continuity inherent in the current estimate for the E-Lens lodes;
  Undertake infill and extension drilling to test the continuity of exploration target projection between Northings 6800N and 7000N, below 1050m RL,
  Setup new QA/QC protocols for any new drilling to ensure sampling data is tested for precision, accuracy and repeatability;
  Continue to undertake density measurements on all diamond core drilling to build a more complete database of density values; and
  Undertake a preliminary mining study to determine the limits of economical extraction of the deposit by open pit or underground methods.
14.3.4 ORINICO DEPOSIT

14.3.4.1  Introduction

During December 2012, Cube Consulting Pty Ltd was requested by Crocodile Gold to undertake a mineral resource estimation update of the Orinoco deposit. The estimation incorporated a number of recently drilled infill holes as detailed in Section 10.

14.3.4.2  Data Type

The estimation of contained gold has been based on assays sourced from drilling data, detailed in Section 10, above. The data available consisted of, RC exploration and diamond core samples.

All data is in local grid co-ordinates.

Due to the difference in spatial coverage of the data types, all data types have been used in this estimate.

The total data base supplied consisted of 120 drill holes for a total of 10,203m, including 23 AO series RC grade control holes (for 1,332m), 14 URNRC series RC holes (for 1,003 meters) two diamond core holes ORD92006 & URD91008 (for 323m), 11 OR series holes (unknown drill type for 876m), 9 ORP series holes (unknown drill type for 996m), 3 PZ series holes (unknown drill type for 120m), 35 URP series holes (unknown drill type for 3,615m) and 23 WB & WNP series holes (unknown drill type for 1,938m).

Within the mineralized domains the drill data consisted of 121RC intercepts for 854 downhole meters. The drill cuttings and core have all been sampled and assayed on 1m lengths.

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14.3.4.3  Mineral resource Interpretation

Mineralization is associated with quartz-sulphide veining, compromising 1mm to 2m thick lode-style veins in sheared pelites, stockwork veins in greywacke and sheeted vein systems in thinly inter-bedded pelites and psammites.

Interpretation of mineralized domains have been informed by a gold cut-off grade, with a lower limit of approximately 0.4g/t used as the basis for defining mineralized material. A minimum down hole length of 3.0m (corresponding to approximately 2.0m horizontal width) has been applied during the interpretations.

The mineral resource mineralization interpretations were wireframed and nominated Domains 100, 101, 102, 201, 202, 301, 302, 401, 501, 601, 602, 701, 702, 801 and 802. Figure 14-41 and Figure 14-42, below shows the mineralization wireframes and drilling traces in plan and oblique views to the northwest.

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The mineral resource wireframes were used to code the drill intercepts contained within them by flagging into a new table in the database, the zonecode table. This flagging allows the selection of data within domains by codes for the purposes of sample analysis and compositing.

All mineral resource interpretation wireframes have been used as hard boundaries for this estimate.

The host lithologies of the Orinoco deposit have been logged systematically for varying states of weathering/oxidation from one totally oxidized to five un-oxidized. Logging of one and two is considered oxidized; three and four transitional and five un-oxidized. Base of complete oxidation (BOCO) and top of fresh rock (TOFR) surfaces interpreted from this geological logging have been used to flag oxidation state into the three dimensional block model. The Company has not used the interpreted oxidization surfaces as hard boundaries during the estimation of gold as the number of samples in the oxidized and transitional zones is too low for a meaningful comparison.

The estimation of the mineral resource domains was undertaken using Ordinary Kriging to interpolate grades into a 3D block model.

14.3.4.4  Compositing and Statistics

An examination of sample statistics for mineral resource domains reveals that all the sampling of the mineralization is on 1m sample lengths, consequently compositing the data for equal support is not necessary. A statistical summary of the mineralization domains is shown in Table 14-59, below.

The effect of a small number of outlier sample grades or spatially isolated samples may have an undue effect of the estimated block grades within individual domains. The identification of outliers was undertaken using statistical tables, statistical summary charts and an investigation of the sample data in 3D visualization. A number of high cuts or limits were identified and applied as necessary within the domains detailed in Table 14-59 below.

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Domain	No. of samples	Min Gold Grade g/t Au	Max Gold Grade g/t Au	Mean Gold Grade g/t Au	High Grade Cut g/t Au	Mean Cut Gold Grade g/t Au	Cut CV
100	49	0.04	10.8	1.02	5	0.90	1.1
101	50	0.001	35.2	2.04	8	1.18	1.8
102	25	0.001	19.6	1.31	5	0.73	1.5
201	91	0.005	11.6	1.01	8	0.97	1.2
202	312	0.005	10.3	0.88	10	0.88	1.2
301	148	0.005	22.1	1.00	8	0.90	1.5
302	48	0.02	4	0.70	-	0.70	1.1
401	28	0.005	9.76	1.18	5	1.01	1.1
501	18	0.005	13.3	2.06	8	1.74	1.5
601	16	0.005	36.5	4.41	5	1.32	1.3
602	6	0.48	4.02	1.28	-	1.28	1.0
701	29	0.001	92.8	7.37	10	2.42	1.5
702	4	1.56	4.01	2.60	-	2.60	0.4
801	17	0.03	4.09	1.09	-	1.09	1.1
802	13	0.01	25.7	2.84	5	1.25	1.1

TABLE 14- 59 ORINOCO DEPOSIT - HIGH GRADE SAMPLE CUTS BY DOMAIN

The general statistics of gold samples within all domains can be described as positively skewed with moderate to high variability as is the case with most gold occurrence. The high variability is reduced somewhat by high cutting of gold grades in those domains most affected.

14.3.4.5  Variography

Variography was used to characterize the spatial behavior of the sample data primarily, as an aid to establishing estimation parameters. Variogram stability and quality is dependent on the statistical properties of defined domains and the amount of data available within domains. After an initial investigation, one model was established, for the most informed domain, 202. The other mineralization domains contained either insufficient numbers of sample data or poorly structured variograms. The variogram parameters established for domain 202 were adopted for the remaining mineralization domains, with some adjustments to the search orientation.

The final variogram model parameters are detailed in Table 14-60, below.

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Domain	Nugget	Sill 1	Range 1	Sill 2	Range 2	Azi	Plunge	Dip	Major /Semi	Major /Minor
100	0.22	0.39	30m	0.39	120m	030	0	85	1	5
101	0.22	0.39	30m	0.39	120m	030	0	85	1	5
102	0.22	0.39	30m	0.39	120m	010	0	80	1	5
201	0.22	0.39	30m	0.39	120m	010	0	80	1	5
202	0.22	0.39	30m	0.39	120m	030	0	85	1	5
301	0.22	0.39	30m	0.39	120m	030	0	85	1	5
302	0.22	0.39	30m	0.39	120m	010	0	80	1	5
401	0.22	0.39	30m	0.39	120m	030	0	85	1	5
501	0.22	0.39	30m	0.39	120m	030	0	85	1	5
601	0.22	0.39	30m	0.39	120m	020	0	80	1	5
602	0.22	0.39	30m	0.39	120m	020	0	80	1	5
701	0.22	0.39	30m	0.39	120m	020	0	80	1	5
702	0.22	0.39	30m	0.39	120m	020	0	80	1	5
801	0.22	0.39	30m	0.39	120m	020	0	80	1	5
802	0.22	0.39	30m	0.39	120m	020	0	80	1	5

TABLE 14- 60 ORINOCO DEPOSIT FINAL VARIOGRAM MODELS BY DOMAIN

14.3.4.6  Grade Interpolation Methodology

A standard three dimensional single or two pass Ordinary Kriging methodology has been used for the estimation of the cut gold 1m down hole sample data within each mineralization domain. Table 14-61 summarizes the estimation parameters by domain. A constant minimum of three and maximum of 10 data have been set and a discretization of 1 in X 5 in Y and 1 in Z has been used throughout.

Domain	Search Radius m	Pass2 Radius m	Azimuth	Plunge	Dip	Major/Semi	Major/Minor
100	30	120	030	0	85	1	2
101	30	120	030	0	85	1	2
102	30	120	010	0	80	1	2
201	30	120	010	0	80	1	2
202	30	120	030	0	85	1	2
301	30	120	030	0	85	1	2
302	30	120	010	0	80	1	2
401	30	120	030	0	85	1	2
501	30	120	030	0	85	1	2
601	30	120	020	0	80	1	2
602	30	120	020	0	80	1	2
701	30	120	020	0	80	1	2
702	30	120	020	0	80	1	2
801	30	120	020	0	80	1	2
802	30	120	020	0	80	1	2

TABLE 14-61 ORINOCO DEPOSIT MINERALIZATION DOMAIN ESTIMATION PARAMETERS

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14.3.4.7  Block Model Definition

The primary consideration of the 3D model was to provide an adequate level of resolution to cope with all volume related complexity. The 3D wireframes were used to create block model volume constraints for each mineralized zone. Table 14-62 summarizes the 3D block model “orinoco_dec_2012.mdl” definition.

	Northing	Easting	RL
Minimum	8900	4700	950
Maximum	9800	5200	1200
Block Size m	10	2.5	2.5
Sub-block m	2.5	0.625	0.625

TABLE 14-62 ORINOCO DEPOSIT FINAL 3D BLOCK MODEL DEFINITION

The chosen block size represents approximately half to one quarter of the best data spacing in the Northing direction and a choice in the vertical and easting dimension controlled by the need to appropriately represent the volume of the wireframes.

A standard list of field names and descriptions used in the block model are shown in Table 14-63.

Attribute	Type	Default	Description
au_ok_final	Float	-99	estimated gold by Ordinary Kriging (ppm)
au_ok_test1	Float	-99	test estimation; 1 pass, min 3, max 10 (ppm)
au_ok_test2	Float	-99	test estimation; 1 pass, min 3, max 30 (ppm)
au_id	Float	-99	estimated gold by inverse dist. 2 (ppm)
domain	Integer	-99	Mineralization code
oxcode	Integer	0	0 = air; 1 = Fresh; 2 = Trans; 3 = oxidized
density	Float	0	Bulk Density
classification	integer	-1	Ind = 2; Inf = 3, unclass = 4

TABLE 14-63 ORINOCO DEPOSIT FINAL 3D BLOCK MODEL ATTRIBUTES

Table 14-64 below confirms the close agreement of the 3D block model volumes and the original interpreted wireframe volumes, supporting the 3D model block size choice as appropriate.

Domain	Wireframe Volume	Block Model Constraint Volume	Difference %
100	19,806	19,831	0%
101	38,190	38,349	0%
102	14,327	14,223	1%
201	43,408	43,361	0%
202	145,149	145,218	0%
301	64,338	64,321	0%
302	17,138	17,056	0%
401	16,335	16,412	0%
501	11,542	11,533	0%

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Domain	Wireframe Volume	Block Model Constraint Volume	Difference %
601	11,437	11,359	1%
602	4,570	4,267	7%
701	13,482	13,518	0%
702	1,989	1,990	0%
801	9,951	9,800	2%
802	5,413	5,428	0%
TOTAL	417,075	416,666	0%

TABLE 14-64 ORINOCO DEPOSIT FINAL 3D BLOCK MODEL TO WIREFRAME VOLUME CHECK

14.3.4.8  Oxidation and Bulk Density Assignment

The bulk density of the waste and mineralized rock of the 3D block model has been assigned according to oxidation state, using interpreted surfaces described in Section 14.4.3. A total of 89 bulk density measurements were available in the supplied database, the majority of which were from the fresh oxidation zone. There is some risk of over stating the bulk density values (particularly with oxide and transitional zones) as only intact rock is generally used for the determinations by water immersion. The available data was insufficient to determine appropriate values for the oxide and transitional oxidation zones, so nominal values were assigned. Table 14-65 summarizes the oxidation state bulk density data statistics and assignment into the block model.

Oxidation State	Number	Min BD gm/cm3	Max BD gm/cm3	Mean BD gm/cm3	Median BD gm/cm3	STD	Assigned BD value in Model gm/cm3
Oxide	19	2.46	2.78	2.70	2.72	0.072	2.0
Transitional	17	2.52	2.78	2.70	2.72	0.069	2.5
Fresh	53	2.53	2.86	2.74	2.75	0.073	2.7

TABLE 14-65 ORINOCO DEPOSIT BULK DENSITY (BD) DATA STATISTICS BY OXIDATION STATE

Blocks located above the topographical surface were assigned a zero density.

14.3.4.9  Model Validation

Model validation has been undertaken to ensure no material error has been made in the estimation of the Orinoco deposit. The validations include inspection of the audit documentation of the individual estimation runs; visual inspection of the block outcomes and input data; statistical comparisons of input data and block outcomes, and swath plots of the most significant domains.

Statistical comparisons of input data and block model outcomes for each mineralized domain are shown in Table 14-66. Although these two items (Kriged values and mean values) are not strictly comparable due to data clustering and volume influences they provide a useful validation tool in detecting any major biases. Overall the grade estimates compare well with the sample means, with the larger deviations being the result of data cluster.

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Domain	Number of Samples	Sample Average Grade g/t Au	Block Model Average Grade g/t Au	Variance %
100	49	0.90	0.79	114
101	50	1.18	1.48	80
102	25	0.73	0.87	84
201	91	0.97	0.98	99
202	312	0.88	0.87	101
301	148	0.90	0.98	92
302	48	0.70	0.66	107
401	28	1.01	0.99	102
501	18	1.74	1.65	106
601	16	1.32	1.09	121
602	6	1.28	1.21	106
701	29	2.42	1.92	126
702	4	2.60	2.43	107
801	17	1.09	1.23	88
802	13	1.25	1.23	101
TOTAL	854	1.00	1.03	97

TABLE 14- 66 ORINOCO DEPOSIT MINERALIZED DOMAIN AVERAGE GOLD GRADE COMPARISONS

As can be confirmed in the visual inspection and swath plot investigations the comparisons include significant volumes at depth in each domain containing a lower density of sample data. This results in extrapolation of the sample data into these volumes and while it is considered a reasonable estimate of the grades in these volumes a simple statistical comparison of total volumes will not result in close comparisons.

Swath plot validations for the best informed domains (101, 201, 202, & 301) are presented in Figure 14-43 to Figure 14-46 below. Data is analyzed by northing and by elevation for each domain.

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Orinoco Block Model Validation - Domain 201
Orinoco Block Model Validation - Domain 201

FIGURE 14-44 ORINOCO DEPOSIT DOMAIN 201 SWATH PLOTS BY NORTHING (LEFT) AND BY ELEVATION (RIGHT)

Orinoco Block Model Validation - Domain 202
Orinoco Block Model Validation - Domain 202

FIGURE 14-45 ORINOCO DEPOSIT DOMAIN 202 SWATH PLOTS BY NORTHING (LEFT) AND BY ELEVATION (RIGHT)

Orinoco Block Model Validation - Domain 301
Orinoco Block Model Validation - Domain 301

FIGURE 14-46 ORINOCO DEPOSIT DOMAIN 301 SWATH PLOTS BY NORTHING (LEFT) AND BY ELEVATION (RIGHT)

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The swath plots demonstrate that where there is regularly spaced data the block model reflects those data. The plots also highlight that a paucity of drilling data (in particular below an approximate RL of 1080m) results in parts of the model that rely on only a few measured points and are therefore less likely to match local composite data, and are of reduced certainty and increased risk.

Another validation step included estimating the gold grade by different methods to examine the potential sensitivity of the data set to differing input parameters and estimation technique. Variations in estimation included the following;

  Au_ok_test1 - estimation using a single 120m pass.
  Au_ok_test2 - estimation using a single 120m pass and increasing the maximum samples per estimate from 10 to 30. This run is considered to be over smoothed.
  Au_id - estimation utilizing inverse distance squared using a single 120m pass.

A summary of the results for the different estimations are illustrated by tonnage and grade curves in Figure 14-47 below. The parameters adopted for the December 2012 Orinoco mineral resource estimation are shown in green as "Final Grade" and "Final Tonnes".

14.3.4.10  Mineral Resource Classification

The classification of the Orinoco mineral resources was based on information provided by Newmarket Gold and outcomes of the estimation processes undertaken by Cube. The mineral resource has been classified in accordance with the NI43-101 guidelines. Assessment criteria include data integrity, drillhole spacing, sample locations, sampling density, and lode geometry, geological confidence and grade continuity. Consideration has been given to the estimation technique and the risks associated with extrapolation of sample data.

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The mineral resource has been classified as Indicated and Inferred; no Measured mineral resource has been identified.

14.3.4.11  Data Spacing and Distribution

The Orinoco model has been shown in validation to be subject to varying drillhole density and sample location in relation to the lode geometry. In most lodes the drilling is regular and of sufficient density within the upper parts of lodes but subject to decreasing densities and irregular spacing at depth. The block model outcomes at depth in most lodes are considered to be higher risk and are classified with less confidence than the shallower parts. Each lode was considered individually and for lodes with sufficient data density, the following criteria of less than 40x20m to 40x40m data spacing where continuity is demonstrated over several sections, was utilized for an Indicated mineral resource classification.

14.3.4.12  Orientation of Data in Relation to Geological Structure

The orientation of the deposit is interpreted to be close to vertical and the drilling is considered to be appropriately targeted for this geological orientation.

14.3.4.13  Estimation and Modeling Techniques

The estimation methodology used is considered appropriate by the CP based on experience with similar deposit types. The methodology is shown to represent reasonable unbiased reproduction of the input data in areas of adequate sampling. Outside areas of adequate sampling the mineral resource classification is such as to reflect the uncertainty of the estimate.

14.3.4.14  Moisture

The estimate has been made on the basis of dry tonnes.

14.3.4.15  Classification

All material within the mineral resource interpretation has been classified to represent the Authors opinion of the risk in the mineral resource estimated. For reporting purposes the mineralized material has been reported with a lower cut-off of 0.5g/t gold within the interpreted wireframes. The classification of the Orinoco deposit into Indicated and Inferred as set out below reflects the interpreted view of this deposit as it is currently defined.

14.3.4.16  Recommendations

  The following points summarize the most relevant recommendations:
  Undertake infill diamond drilling in the Inferred classification regions to confirm the assumptions of geological continuity inherent in the current estimate;
  Undertake a mining study to determine the limits of economical extraction of the deposit by open pit;
  Undertake a statistical study of the different drilling types within the deposit to understand and quantify any potential between the differing drill types;

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  Continue to undertake density measurements on all diamond core drilling to build a more complete database of density values.
14.3.5 ESMERALDA DEPOSIT

The Esmeralda deposit has been calculated into two mineable domains, the first is the open pitable mineral resource, which is 28,300 Indicated mineral resource ounces. The second is the underground potential below these optimized shells, which adds a further 9,000 Indicated mineral resource ounces of gold. Table 14-67 and Table 14-68.

Esmeralda deposit Mineralized Domains (Au>0.5 g/t)
Domain	Tonnes	Gold Grade g/t	Oz Gold
Indicated	461,000	1.91	28,300
Inferred	53,000	2.08	3,500

TABLE 14-67 ESMERALDA OPEN PIT MINERAL RESOURCE ESTIMATION

Notes on Table 14-67:

1.	Mineral resources are stated as of the December 31, 2015.
2.	Mineral resources are inclusive of mineral reserves, which are set out below.
3.	Mineral resources are calculated using these parameters;
a.	Gold price of $A1,500/oz, metallurgical recovery of 90.0%
b.	Lower cut-off of 0.5g/t Au is used to calculate the mineral resources
c.	mineral resources table above have been optimized using Minemap™ software using parameters as set out earlier
4.	All tonnes are rounded to the closest 1,000t and ounces are rounded to the closest 100 ounces.
5.	The mineral resource estimate was prepared by Mark Edwards, B.SC. MAusIMM (CP) MAIG, General Manager Exploration for Newmarket Gold .
6.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Esmeralda deposit Mineralized Domains (Au>2.0 g/t)
Domain	Tonnes	Gold Grade g/t	Oz Gold
Indicated	97,000	2.88	9,000
Inferred	89,000	2.91	8,300

TABLE 14-68 ESMERALDA UNDERGROUND MINERAL RESOURCE ESTIMATION

Notes on Table 14-68:

1.	Mineral resources are stated as of the December 31, 2015.
2.	Mineral resources are inclusive of mineral reserves, which are set out below.
3.	Mineral resources are calculated using these parameters;
a.	Gold price of $A1,500/oz, metallurgical recovery of 90.0%
b.	Lower cut-off of 2.0g/t Au is used to calculate the mineral resources
c.	mineral resources outlined in tables above are located directly below the optimized shell open pitable mineral resources outlined above in Table 14-67

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4.	All tonnes are rounded to the closest 1,000t and ounces are rounded to the closest 100 ounces
5.	The mineral resource estimate was prepared by Mark Edwards, B.SC. MAusIMM (CP) MAIG, General Manager Exploration for Newmarket Gold .
6.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

14.3.5.1  Introduction

During January 2016 Newmarket Gold undertook a mineral resource estimation update of the Esmeralda deposit. The mineral resource update included the majority of historic RC holes and incorporated the 2015 drilling reported in Section 10. The majority of the 2015 drilling was RC, however, 8 diamond hole were also drilled primarily for geotechnical purposes.

The Esmeralda deposit consist of two zones of mineralization referred to as Zone A and Zone B. Zone A is the southern larger deposit (7500mN-9500mN) with Zone B a smaller northern area (9000mN – 10000mN)

Figure 14-48 shows a plan view of the drilling used in the Esmeralda model update, with historic RC drilling shown in green, 2015 RC drilling in pink and 2015 diamond drilling show in in blue.

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5000 E
5500 E
6000 E
9500 N
9000 N
8500 N
8000 N
N
Historic RC
2016 RC
Diamond Drilling
Esmeralda Grid
0m
250m
5000 E
5500 E
6000 E

FIGURE 14-48 ESMERALDA PROSPECT - PLAN OF ALL DRILLING

Figure 14-49 is a plan showing the mineralized domains from both zones. Zone A is in Green, Zone B is in blue.

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Esmeralda deposit Mineralized Domains Combined
Domain	Tonnes	Gold Grade g/t	Oz Gold
Indicated	495,000	2.03	32,300
Inferred	80,000	2.75	7,000

TABLE 14-69 COMBINED MINERAL RESOURCE FOR ESMERALDA PROSPECT (OPEN PIT AND UNDERGROUND)

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14.3.5.2  Data Types

The estimation of contained gold has been based on assays sourced from drilling data. The data available mainly consists of RC chip assay results and a small number of diamond core sample assay results.

All data is in local grid coordinates.

Drilling provides data along the strike of both zones of mineralization to a depth of approximately 160m below surface. The resource update included 234 holes totaling 17,214.6m of drilling summarized in Table 14-70.

Hole Type	# of Holes	Meters Drilled	Average Depth
RC	222	811.3	206.3
DDH	12	16403.3	213.7

TABLE 14- 70 ESMERALDA PROSPECT DRILLHOLE SUMMARY BY TYPE

Within the Esmeralda deposit there were 174 mineralized intersections totaling 896m downhole meters for all drill types summarized in Table 14-71. There are multiple instances of grade variability in all drill types, the nature of the variability appears to be related to the deposit and is not specific to a particular drill type.

Hole Type	# of Intersections	Minimum Length (m)	Maximum Length (m)
RC	163	1	20
DDH	11	0.62	14
TOTAL	174	0.62	20

TABLE 14-71 ESMERALDA PROSPECT SUMMARY OF SAMPLE LENGTHS BY HOLE TYPE FOR ESMERALDA MINERALIZED DOMAINS

All data types were included in the mineral resource evaluation to increase data density. The diamond drill holes have only a limited effect on defining the mineralization within the wireframes, with the seven recent diamond holes targeting specific regions for geotechnical purposes rather than defining mineralization. The level of confidence in the data is reflected in the mineral resource classification in Section 14.3.5.10.

14.3.5.3  mineral resource Interpretation

Mineralized domain interpretation was informed by gold grades with a lower grade cut-off of 0.5g/t Au for both Zone A and Zone B utilized for near surface mineralization. A lower cut-off grade of 2.0g/t Au was utilized for deeper mineralization. No minimum length criterion was applied. The mineralized domains were wireframed and nominated domain codes of 1-6 for Zone A and 11-13 for Zone B. The mineralized domains were used as hard boundaries for the estimation of grade within both zones.

The mineral resource wireframes were used to code the drill intercepts contained within each domain, flagging the intervals in the database. The flagging allowed the selection of data within the load domain for compositing and sample analyses.

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14.3.5.4  Compositing and Statistics

Within the Esmeralda mineral resource area, 16,888 samples were utilized in defining the mineral resource domains, with the average length of the samples being 1.01m.

Sample statistics for the Esmeralda deposit mineral resource domains reveal that the majority of the sampling contained within the domains is on 1m downhole lengths summarized in Table 14-72.

Domain	# of samples	Minimum Length (m)	Maximum Length (m)	Average Length (m)
1	305	0.7	1.4	1
2	113	1	2	1.01
3	29	1	1	1
4	75	1	1	1
5	49	1	1	1
6	4	1	2	1.25
11	202	0.62	1.1	1
12	89	1	1	1
13	30	1	1	1
Overall	896	0.62	2	1.00

TABLE 14-72 ESMERALDA PROSPECT MINERALIZED DOMAIN SAMPLE LENGTH STATISTICS

The raw assays were composited to 1m intervals, with intervals less than 0.5m combined in to the previous composite. Table 14-73 summarizes the composite statistics for the Esmeralda deposit

Domain	Number	Minimum g/t Au	Maximum g/t Au	Mean g/t Au	Standard Deviation	Co-efficient of Variation
1	305	0.00	52.70	2.06	3.80	1.84
2	114	0.00	53.90	2.72	5.80	2.14
3	29	0.01	7.30	1.43	1.88	1.31
4	75	0.00	9.65	2.41	2.30	0.95
5	49	0.00	9.80	1.84	2.18	1.18
6	5	0.56	9.94	4.89	4.07	0.83
11	197	0.00	11.40	1.29	1.23	0.96
12	83	0.11	16.70	1.87	2.06	1.11
13	30	0.00	6.70	1.33	1.76	1.33

TABLE 14- 73 ESMERALDA PROSPECT COMPOSITE STATISTICS BY DOMAIN

Statistical evaluation of the composite distribution of gold grades within the mineralized domains highlighted of the presence of outlier gold grades. The upper limit of the idealised normal distribution of assays was determined by visual assessment of a histogram plot of gold grades such as Figure 14-50 below, which shows the outlier gold grades to the right of the histogram. Table 14-74 shows the resulting statistics the outlier restrictions on the co-efficient of variation and the percentage of metal removed.

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Domain	Upper limit Value (g/t Au)	Number of Sample Cut	Cut Mean (g/t Au)	Cut Co- efficient of Variation	%Metal Cut	%Data Cut
1	13	6	1.87	1.07	14.75%	2.11%
2	10	7	2.11	0.92	38.66%	7.29%
11	10	1	1.29	0.77	4.53%	0.54%
12	10	1	1.72	0.73	10.83%	2.56%

TABLE 14-74 ESMERALDA PROSPECT HIGH GRADE RESTIRCTIONS BY DOMAIN

The outlier results were not removed from the composites used in the model estimation, but their range of influence was restricted to the immediate vicinity (10m), before being capped to the upper limit value.

Within the domains there is a relatively consistent co-efficient of variation across all domains, particularly after the outlier restriction. This is a measure of the consistency of the variability across both zones and all domains, and highlights the similar population of gold grades across all domains.

14.3.5.5  Variography

Variography was used to characterize the spatial behavior of the composite data as an aid to establishing estimation parameters. Each domain was assessed with six domains (1, 2, 4, 5, 11 and 12) showing statistical valid variogram models. For each domain, the variogram search plane was set along the general strike of the domain, with analyses completed in the primary (along strike), secondary (down dip) and tertiary (across strike) directions. The three directions were then combined to create a 3D variogram model for each individual domain that was utilized in the model estimation. The tertiary search direction across the domain representing the closest spaced data, representative of downhole direction, was used to assess the nugget of each domain. Each domain was modeled as a single spherical structure with varying nugget values of typically around 50%. The variogram information is summarized in Table 14-75.

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Domain	Azimuth	Plunge	Dip	Nugget	Sill	Range Primary (m)	Range Secondary (m)	Range Tertiary (m)
1	351	0	70	1.98	2.2	40	40	2.5
2	190	0	86	1.34	2.46	75	75	3
4	8	0	64	1.1	4.7	30	30	2.4
5	3	0	83	1.98	2.2	45	30	2.5
11	10	0	72	0.55	0.45	40	40	3
12	11	0	71	0.2	1.35	45	17	1.9

TABLE 14-75 ESMERALDA PROSPECT VARIOGRAM MODELS BY DOMAIN

The variogram models are similar with slight variations in sills driven by the statistical grade variance in each domain. The relatively high nugget is observable in the drilling, with high variation in grades downhole. Each domain has a roughly isotropic search ellipse with no observable plunge in the grade distribution.

For the remaining domains (3, 6 and 13) no significant statistical analyses could be completed due to a lack of data. The average grade of the composites contained in these domains was utilized to populate mineralized blocks intersected by these domains. These domains are classified as Inferred mineral resources as discussed in Section 14.3.5.10.

14.3.5.6  Grade Interpolation Methodology

3D Ordinary Block Kriging of equal length downhole composites in a traditional 3D block model was completed on mineral resource domains. The 3D block estimate was based on interpolation into 10mN x 2.5mE x 5mRL parent cells, with sub celling to 2mN x 0.5mE x 1mRL to control volume.

A standard 3 dimensional, single pass Ordinary Kriging methodology has been used for the estimation of gold grade using the downhole composite data within each mineralized domain. Table 14-76 summarizes the estimation parameters by domain. A constant minimum of one and maximum of 30 data points were used for the majority of the Esmeralda deposit Domains except domain 11 where a more localized estimation was desired due to local grade variability.

	Search Distance			Rotation			Sample Selection number definitions
Domain	Primary	Secondary	Tertiary	Major	Minor	Vertical	Min	Max	Max per hole
1	135	90	7.5	351	0	70	1	30	5
2	150	150	6	12	0	82	1	30	5
4	60	60	5	8	0	64	1	30	5
5	90	60	10	3	0	83	1	30	5
11	135	90	20	7.5	0	72	1	15	5
12	200	100	20	11	0	71	1	30	5

TABLE 14-76 ESMERALDA DEPOST ORDINARY KRIGING ESTIMATION PARAMETERS

A large search parameter at the same anisotropic ratio as the varigraphy ranges was utilized for estimation. This was intended to allow variogram models to select and weight samples in order to estimate block grades as a true statistical representation.

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14.3.5.7  Block Model Definition

	Minimum	Maximum	Model Extent
Easting	4,500	6,000	2.5
Northing	7,900	10,000	10
RL	50	300	5
Parent Cell X m	2.5	Min Sub- Cell X m	0.5
Parent Cell Y m	10	Min Sub- Cell Y m	2
Parent Cell Z m	5	Min Sub- Cell Z m	1

TABLE 14-77 BLOCK SIZE AND MODEL DIMENSIONS

Field Name	Type	Default	Description
MODEL_X	Float		Block Co-ordinate Easting
MODEL_Y	Float		Block Co-Ordinate Northing
MODEL_Z	Float		Block Co-ordinate RL
DX	Float		Block Dimension East
DY	Float		Block Dimension North
DZ	Float		Block Dimension RL
AU	Float	-1	Ordinary Kriging Gold Grade g/t Au
BULKD	Float	-1	Assigned In Situ Bulk Density
TOPO	integer	-1	Topography -1=Air 1=Below Surface
MATIL	integer	-1	Material Type 1=Fresh 2=Transitional 3=Oxide
RSCAT	integer	-1	mineral resource Classification 1=Measured 2= Indicated 3= Inferred

TABLE 14-78 ESMERALDA MODEL CODING

The primary consideration of the 3D model design was to provide an adequate level of resolution to cope with all volume related complexity. The 3D wireframes were used to create block model volume constraints for each mineralized zone.

The chosen block size represents approximately a third of the best data spacing in the Northing direction. In the vertical and Easting, dimensions size was controlled by geostatistical variance considerations and the need to appropriately represent the volume of the wireframes.

Table 14-79 below confirms the close agreement of the 3D block model volumes and the original interpreted wireframe volumes, supporting the 3D model block size choice.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

	Volume (m3)
Lode	Wireframe	Wireframe cut to surface	Mineral resource	% Change between cut wireframe & Mineral resource
1	214,337	198,745	198,430	0%
2	76,427	71,575	69,640	-3%
3	34,801	30,244	30,016	-1%
4	41,262	38,745	38,370	-1%
5	33,831	30,765	29,597	-4%
6	1,545	1,545	1,433	-8%
11	190,672	181,714	181,367	0%
12	46,953	42,807	42,469	-1%
13	29,758	28,614	27,627	-4%

TABLE 14- 79 ESMERALDA PROSPECT 3D BLOCK MODEL TO WIREFRAME VOLUME CHECK

14.3.5.8  Oxidation and Bulk Density Assignment

Depth of oxidation at the Esmeralda deposit varies across the region. The deposit has a slight increase in the depth of oxidation levels to the north, with local variation driven by lithology and topographical changes.

The host lithologies of the Esmeralda deposit have been logged systematically for varying states of weathering/oxidation from one being totally oxidized to five being un-oxidized. Logging of one and two is considered oxidized; three and four transitional and five un-oxidized. Solids interpreted from this geological logging have been used to flag oxidation state into the three dimensional block model.

The bulk density of the waste and mineralized rock of the final 3D block model has been assigned according to oxidation state, using the interpreted solids described above to control the blocks assigned. Bulk Density factors used in this estimate are derived from historic records from previous mineral resource estimations, these have been reviewed by the Author and are deemed suitable for use in this estimate. No distinction has been made between mineralized material and waste rock. Table 14-80 summarizes the oxidation state bulk density assignations.

Oxidation State	Bulk Density g/cm3
1 Oxide	2.32
2 Transitional	2.56
3 Fresh	2.69

TABLE 14-80 ESMERALDA PROSPECT BULK DENSITY DATA STATISTICS BY OXIDISATION STATE

Within the final 3D block model blocks coded fresh below the top of fresh surface were assigned a density of 2.69g/cm 3; those coded transitional between the base of complete oxidation surface (box) and the top of fresh surface, a density of 2.56g/cm 3; and those coded oxidized below the topographical surface, a density of 2.32g/cm 3.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

14.3.5.9  Model Validation

Model validation has been undertaken to ensure no material error has been made in the estimation of Esmeralda deposit. The validations include inspection of singular block estimation parameters; visual inspection of the block outcomes and input data; statistical comparisons of input data and block outcomes.

Singular block Kriging estimations were completed for a number of blocks within each domain. This allowed the assessment of composites selected and weights applied to all samples influencing the grade estimation of the block, as well as a visual representation of the spatial location of samples being incorporated in the estimation.

Statistical comparisons of input data and block model outcomes for the all domains are shown in Table 14-81.

Domain	Composite Average Grade g/t Au	Block Model Average Grade g/t Au	Variance %
1	2.06	2.00	3%
2	2.72	1.89	30%
3	1.43	1.43	0%
4	2.41	2.07	14%
5	1.84	1.89	-2%
6	4.89	4.89	0%
11	1.29	1.34	-4%
12	1.87	1.76	6%
13	1.33	1.33	0%

TABLE 14-81 ESMERALDA PROSPECT DOMAIN AVERAGE GOLD GRADE COMPARISON

The domain comparison shows minor variation across most domains. The significant variance in Domain 2 can be attributed to the range limiting of the outlier data as discussed in Section 14.3.5.4. Several very high-grade results fall within Domain 2, which is enough to elevate the composite average statistics. With the spatial restriction of the high-grades in the model estimation, the average block grades fall towards the average of the idealized normal destruction of the population, while allowing the high-grade assays to influence the local area. Domain 4 variance can be attributed to clustered data within the domain, the high-grade composite data clustered to the south of the domain. During estimation the amount of blocks populated from the clustered data is less than the lower grade sparse data to the north, resulting in a lower average block grade compared to the composite average. The composite average does not represent the true spatial population average of the domain. This can be seen visually in Figure 14-51 below.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

14.3.5.10  mineral resource Classification

The classification of the Esmeralda deposit mineral resources was based on outcomes of the estimation processes. The mineral resource has been classified in accordance with the NI43-101 guidelines. Assessment criteria include data integrity, drillhole spacing, sample locations, sampling density, and lode geometry, geological confidence and grade continuity. Consideration has been given to the estimation technique and the risks associated with extrapolation of sample data. A boundary string was generated to separate Indicated from Inferred blocks, on the basis of the above criteria with domains populated by average grades of composites classified as inferred only.

All material within the resource interpretation has been classified to represent the QP’s opinion of the risk in the resource estimated. Cut-off grades have been determined using estimated costs and gold process as outlined above. Domains have been defined on a plus 0.5g/t Au cut-off, it is assumed that this edge material as well as some internal material will form dilution to the mining of the mineralized material.

The mineral resource has been classified as Indicated and Inferred mineral resources. No Measured mineral resources have been identified.

14.3.5.11  Data Spacing and Distribution

The Esmeralda deposit has varying drill hole density and sample locations in relation to the load geometries. During the modeling process the distance to the nearest composite to each block was calculated and utilized during mineral resource classification. Summary statistics of the distances of composites used in the mineral resource modeling are summarized in Table 14-82.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Domain	Nearest Composite used (m)	Furthest Composite used (m)	Average distance of composites used (m)
1	20.16	82.72	57.53
2	44.31	120.62	81.08
4	16.47	56.30	36.92
5	20.17	82.56	51.71
11	22.92	64.82	44.97
12	18.47	87.68	54.90
All	21.17	75.04	51.89

TABLE 14-82 ESMERALDA PROSPECT DISTANCES TO COMPOSITES USED IN THE MINERAL RESOURCE MODEL

14.3.5.12  Orientation of Data in Relation to Geological Structure

The orientation of the mineralized lodes are generally steep westerly dipping to sub-vertical and strike roughly north - south in direction. The majority of the drilling used in the model estimation is of an east-west direction dipping between -90 to -45 degrees averaging -60 degrees. Drilling is considered to be appropriately targeted for the geological orientations of the Esmeralda deposit.

14.3.5.13  Estimation and Modeling techniques

The estimation methodologies used are considered appropriate based on experience with similar deposit types. The estimation is shown to represent reasonable unbiased reproductions of the input data in areas of adequate sampling. Outside areas of adequate sampling the mineral resource classification is such as to reflect the uncertainty of the estimate.

14.3.5.14  Moisture

The estimate has been made on the basis of dry tonnes.

14.3.5.15  Recommendations

The following points summarize the most relevant recommendations for the Esmeralda lodes:

  Undertake further bulk density test work to confirm tonnage of the deposit.
  Investigate increasing of gold grades at depth through further drilling below the current interpreted mineral resource.

Undertake infill drilling to further test peripheral inferred domains of narrow but high gold grades to extend and convert mineral resources.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

14.3.6 MINERAL RESOURCES GENERATED PRIOR TO NEWMARKET GOLD

Crocodile Gold previously reported on several other mineral resources in the Union Reefs area. These deposits will be reported without change in this update as no new models have been completed. The mineral resource estimations for Union North, Union Southm Millar/Big Tree and Lady Alice were completed prior to Crocodile/Newmarket Gold’s ownership of these deposits. Each mineral resource has been reviewed by the Author and have been deemed as appropriate for reporting and inclusion in this report.

All block models were generated using MineMap™ software, the same software was used to optimize using the Learch Grossman approach as mentioned above. The block model parameters are outlined in Table 14-83 below.

	Model Base Point and Parameters				Algorithm
Pit/ deposit	Easting	Northing	Top Seam	Rotation degree

Union North	4900	7670	1210	6	ID
Union South	4900	5240	1220	3.5	ID
Millar/Big Tree	5040	4950	1220	2.5	ID
Lady Alice	5100	7410	1240	5	ID

	Cell Size			Number of Cells
Pit/ deposit	X	Y	Z	X	Y	Z
Union North	2.5	10	2.5	130	90	57
Union South	2.5	10	2.5	80	90	65
Millar/Big Tree	2.5	10	2.5	85	65	65
Lady Alice	2.5	10	2.5	75	60	73

TABLE 14-83 UNION REEFS DEPOSITS - BLOCK MODEL SET UP PARAMETERS

Estimation Parameters and Methodology

  The block model parameters, algorithm (Inverse Distance) and search ellipsoid were defined. The search ellipsoid was re-set for each run.
  An empty block model was generated with a background value assigned for each cell: Au –1, SG 2.5, mineralization_Type –1.
  The empty block model was intersected with the horizontal flitch interpretations and sub- set drillhole assays to generate a filled block model. Only blocks constrained within the wireframes were assigned a grade. The grades have been interpolated using Inverse Distance (ID) weighting of assays into blocks in two passes with an applied top- cut, using assays within the diluted wireframes.
  Densities values were applied globally by weathering zone, using 2.5, 2.6 and 2.7 for oxide, transitional and fresh respectively.
  Search ellipses used are tabulated below in Table 14- 84

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December 2015	Northern Territory Operations

	Rotation about axis 1st pass			Rotation about axis 2nd pass

Pit/ deposit	X	Y	Z	X	Y	Z
Union North	7	90	20
Union South	2.5	90	25
Millar/Big Tree	2.5	90	30
Lady Alice	5	90	20	5	90	60

	Search 1st pass			Search 2nd pass
Pit/ deposit	X	Y	Z	X	Y	Z
Union North	40	60	6	20	30	6
Union South	40	50	6	20	30	6
Millar/Big Tree	40	50	6	20	30	6
Lady Alice	40	60	10	20	30	10

TABLE 14-84 UNION REEFS MODEL PARAMETERS

Model Validation

Model validation was performed by using historical mining data and reconciling the in-pit mined tonnes and grade.

Overall, ore mined produced 120% of the tonnes at 78% of the grade to produce 94% of the ounces compared to the mineral resource model. This, in part, could be explained by the net effect of dilution (dilution and ore loss).

In all pits, positive tonnage reconciliation was recorded in conjunction with negative grade reconciliations against the mineral reserve. This is mostly due to extra “visual” mineralization being mined, supervised by geologists and pit technicians. The majority of extra ore mined was grab sampled and assayed and returned grades well within the 0.6g/t Au cut-off. In short, “ore” which was not delineated by grade control was mined near the marginal grade, thus reducing the “As mined” predicted grade and increasing tonnes. Results showing positive call factors recorded in the same period illustrate the potential for ore/grade misallocation by grade control (Figure 14-52).

Throughout 2003 reconciliations figures were offset by positive mine to mill call factors (Figure 14-52). January 2003 to July 2003, mine to mill call factors averaged 119%, whilst ounce reconciliations have averaged 95%. This factor illustrates that the ounces lost between mineral resources and grade control are made up in ounces recovered from the mill.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Classification

All mineral resource defined by Newmarket Gold owned the deposits have been classified as Inferred, mainly due to them not being estimated by Newmarket Gold staff. All estimates have been reviewed by the Author and deemed as appropriate for reporting. Drilling completed in 2011 confirms the grades of the deposits.

Below is a brief summary of other deposits in the Union Reefs area;

14.3.6.1  Low Grade Stockpile

During past mine production at the Union Reefs Gold Mine material of sub-economic grade (0.5 -1.0g/t Au) was stockpiled in close proximity to the eastern waste dump (Figure 14-53). This was placed there as it could have been reclaimed and processed if the economic conditions were sound. However, as the mine closed in 2003 the gold price did not warrant the material to be re-handled and processed so the material was covered with waste material and incorporated into the eastern waste dump. This material is still in the waste dump and could be recovered, however, some work to understand how to mine off the waste would be required, and hence why the material is classified as Inferred.

For this report the previously reported mineral resource estimation will be included until a new mineral resource estimation can be completed. This is due to the Author reviewing the data available and concluding that no material change would occur in generation of a new mineral resource estimation on this deposit so the previously generated estimation is suitable for inclusion in this technical report.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

14.3.6.2  Lady Alice

No additional drilling has been completed at the Lady Alice deposit since 2011, however, a significant change in the mineral resource generated prior to Newmarket Gold’s involvement in the deposit is not expected as most of the drilling completed to date is infill and not expansive in nature. Work is planned to review this drilling to determine if an update is required.

The Lady Alice deposit model used in this reporting is an open pit style estimation, which has been previously optimized. The model is estimated using an ID2 methodology with at top cut in the order of 25g/t Au. Wireframing was done on specific lodes by Bill Makar, who was the Chief Mine Geologist of the operation at the time.

The Lady Alice deposit is a possible location for the exploration portal that would be used to access mineralization from the Prospect deposit. If this were the case then it would allow for the exploration of the Lady Alice deposit from underground.

Drilling in 2011 and 2012 into the Lady Alice deposit showed higher grade mineralization was present but with limited continuity. Further work on the re-modeling process is required to better understand this issue.

For this report the previously reported mineral resource estimation will be included until a new mineral resource estimation can be completed. This is due to the Author reviewing the data available and concluding that no material change would occur in generation of a new mineral resource estimation on this deposit so the previously generated estimation is suitable for inclusion in this technical report.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

14.3.6.3  Millars/Big Tree/Ping Que

The Millars/Big Tree/Ping Que deposit is located on the Lady Alice line to the south of the Crosscourse open pit mine. There is historic evidence of significant underground workings in this area down to the water table with the Millars deposit having one of the largest shafts recorded in the Union Reefs area.

Crocodile Gold drilled this deposit in early 2011 before focus shifted to the Prospect and Crosscourse deposits. The mineralization that was noted in this area seems to be similar to that seen at Prospect with intersections in the order of 1.3m @ 27.8g/t Au and 1.7m @ 10.3g/t Au reported. Follow up work is required to incorporate these results into a new model using both older and newly acquired drilling data.

For this report the previously reported mineral resource estimation will be included until a new mineral resource estimation can be completed. This is due to the Author reviewing the data available and concluding that no material change would occur in generation of a new mineral resource estimation on this deposit so the previously generated estimation is suitable for inclusion in this technical report.

14.3.6.4  Union North

The Union North deposit is of interest to Newmarket Gold as it is directly on strike from the Prospect deposit and any future underground mining could easily access mineralization from this location. Union North is one of the deepest mines completed in the Union Reefs area nearing 100m deep when completed. Some drilling was done in this area in 2011 and 2012 and new mineralization wireframes were completed, however, despite the potential of changing the current mineral resource an update has not been completed.

For this report the previously reported mineral resource estimation will be included until a new mineral resource estimation can be completed. This is due to the Author reviewing the data available and concluding that no material change would occur in generation of a new mineral resource estimation on this deposit so the previously generated estimation is suitable for inclusion in this technical report.

14.3.6.5  Union South/Temple

Limited work has been completed on the Union South deposit; however, during a site visit and limited mapping exercise it was noted that the mineralization and alteration at the Union South open pit would be suitable for future large-scale mining. Work is required to update the mineral resource, however, at the time of writing this report this work had not been completed, hence the mineral resource here is the same as reported in 2013.

For this report the previously reported mineral resource estimation will be included until a new mineral resource estimation can be completed. This is due to the Author reviewing the data available and concluding that no material change would occur in generation of a new mineral resource estimation on this deposit so the previously generated estimation is suitable for inclusion in this technical report.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

14.4	PINE CREEK DEPOSITS

NEWMARKET GOLD PINE CREEK AREA MINERAL RESOURCE STATEMENT - Dec 31 2015

		INDICATED MINERAL RESOURCE				INFERRED MINERAL RESOURCE
Project	Deposit	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold
Pine Creek	Cox	0.5	730,000	1.41	33,100	0.5	74,000	1.36	3,300
	Czarina	0.5	1,046,000	1.80	60,600
	South Czarina					0.5 0.5	294,000 1,061,000	1.49 2.57	14,100 87,600
	Enterprise
	Gandy's	0.5	535,000	1.81	31,100	0.5	482,000	2.92	45,300
	International	0.5	5,112,000	1.19	195,600	0.5	197,000	1.29	8,200
	Kohinoor	0.5	470,000	1.79	27,100	0.5	331,000	2.67	28,400
	South Enterprise	0.5	500,000	1.99	32,000	0.5	101,000	1.35	4,400
	Total		8,393,000	1.41	379,400		2,540,000	2.34	191,300

TABLE 14-85 MINERAL RESOURCES FOR PINE CREEK DEPOSIT AS OF DEC 31 2015

Notes for Table 14-85:

1.	Mineral resources are stated as of December 31, 2015.

2.	Mineral resources are inclusive of mineral reserves.

3.	Mineral resources are calculated using these parameters.

a.	Gold Price of $A1,500/oz, metallurgical recovery of 90-92.0% depending on mineral resource.
b.	Lower cut-off of 0.5g/t Au for open pit mineral resources.
c.	All tonnes are rounded to the closest 1,000t and ounces are rounded to the closest 100 ounces.
d.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

4.

The mineral resource estimates were prepared by Mark Edwards, B.Sc. MAusIMM (CP) MAIG, General Manager Exploration for Newmarket Gold who has over 18 years of relevant experience and is a qualified person for mineral resources as per the NI43- 101.

At this point in time there are no known events or situations, which would materially affect the mineral resource as stated above, these include metallurgical, social, permitting, political, legal or environmental impacts.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

During 2015 all mineral resource estimations were reviewed. Further work will be required on some of the mineral resources but all are seen by the Author as being suitable for reporting. Newmarket Gold has elected to keep all mineral resources the same as the 2013 statement if no additional on ground work (drilling/sampling/mining) has been completed. Of all the deposits at Pine Creek, only the International deposit has had a mineral resource update completed by Newmarket Gold. The details of that report are outlined below.

The optimization process for each open pit deposit was as follows;

(ii)	Model imported into MineMap™ software for processing.

e.	Model was optimized using the Lerch-Grossman Pit Optimizer. This optimizer uses several inputs which are detailed as below:
f.	Average density (SG) was set as the oxide density value on unpopulated blocks. Assigned density values in the models were used for populated blocks.
g.	Gold price used was $A1,500/oz
h.	Process recovery was set at 90% for all oxide and 85% for all fresh material, this reflects the average recovery seen through the process plant.
i.	Fixed processing cost was set at $A22.50per tonne, this reflects the costs during 2012, which was the last time open pit mining was completed in the NT Operations
j.	Mining costs were taken from the current contract estimates of $A4.50 per tonne of oxide material and $A5.00 per tonne of fresh material
k.

The pit wall angle was also utilized; this was set to 40[o] for material mined within oxide and 50[o] for material mined below the oxide zone. These figures are generally what are used in Newmarket Gold’s current mining areas but will need more detailed review before mining can commence in new mining areas.

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December 2015	Northern Territory Operations

l.	When all these parameters are added to the optimizing process, an LG pit shell is generated for reporting.
m.

For all optimizations of 2012 mineral resources, the LG1450 pit shell was then exported out of MineMap™ and imported into Micromine™ software. At this point the mineral resource estimation was then coded for material above the pit shell and below the current surface (which could be the mined from surface)

n.

This coded data was then exported into Microsoft™ Excel for processing. The block size and cut-off grade was used to determine the tonnes and grade of material within the shell. All these model calculation spreadsheets have been saved for future use and review.

o.	The optimized numbers were then entered into the current mineral resource statement above but only for mineral resources that have had new models completed in the past two years

Project	Deposit	Mineral resources	Type	New Model	Drilling 2011/12	QA/QC 2011/12	SG 2011/12	Model Constructed by	Year of Model
Pine Creek	Cox	Ind & Inf	OP	N	N	N	N	Makar	2004
	Czarina	Ind	OP	N	N	N	N	Geostats	2007
	South Czarina	Inf	OP	N	N	N	N	Makar	2004
	Enterprise	Inf	OP	N	N	N	N	Makar	2004
	Gandy's	Ind & Inf	OP	N	N	N	N	Makar	2004
	International	Ind & Inf	OP	Y	Y	Y	Y	Newmarket	2012
	Kohinoor	Ind & Inf	OP	N	N	N	N	Makar	2004
	South Enterprise	Ind & Inf	OP	N	N	N	N	Makar	2004

TABLE 14- 86 MODEL SUMMARY FOR PINE CREEK DEPOSITS

Project	Mineral resource	Method	Grade cap Au g/t	Block size E x N x RL (meters)
Pine Creek	Cox	ID	30	2.5 x 10 x 2.5
	Czarina	OK	20, 8, 7 (by Lode)	5 x 10 x 5
	South Czarina	ID	30	2.5 x 10 x 2.5
	Enterprise	ID	30	2.5 x 10 x 2.5
	Gandy's	ID	30	2.5 x 10 x 2.5
	International	OK	10	5 x 12.5 x 2.5
	Kohinoor	ID	30	2.5 x 10 x 2.5
	South Enterprise	ID	30	2.5 x 10 x 2.5

TABLE 14-87 PINE CREEK MODEL SUMMARY OF MODEL INPUTS

Overall the bulk density data has been reviewed by the Author and deemed as being suitable to be used in all historic models which has been determined from previously reported mineral resources. The numbers used are reported below, from McGuire et al 2007.

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December 2015	Northern Territory Operations

The Czarina deposit lies adjacent to the excavated Enterprise deposit, with both deposits characterizing similar host rocks and mineralization styles. Density values for Czarina were not obtained as a result of the predominant chip nature of drill samples from RC drilling and thus those used for the Enterprise deposit were also used for the Czarina deposit. Historical density records from Enterprise are scarce, and the density values used for Czarina were obtained from the historic June 1989 Enterprise Reserve Report. A total of five drill core samples in oxide material averaged 2.4g/cm 3, with a total of 16 drill core samples in fresh material giving an average density of 2.7g/cm 3. It is recommended that additional density work be completed

Work completed by Crocodile Gold on the International deposit confirmed the above assumptions for bulk density. A total of 21 sulphide diamond core samples were analyzed for bulk density using the water immersion method with an average density of 2.75g/cm 3 determined in non-mineralized material and 2.80g/cm 3 in mineralized material. Only two oxide samples were tested with an average density of 2.65g/cm 3 recorded, which is slightly higher than that used in historic models. Overall the slight reduction in density used in the historic models is probably sound and appropriate. More test-work is required to confirm these results in other deposits.

14.4.1 INTERNATIONAL DEPOSIT

14.4.1.1  Introduction

During December 2012, Cube Consulting Pty Ltd was requested to undertake a mineral resource estimation update of the International deposit for Crocodile Gold. The estimation was based on historic drill holes as detailed in Section 10. Figure 14-55 shows a plan view of the drilling on the International deposit area used for this mineral resource estimate. The majority of the drilling undertaken during past exploration and mining was RC, shown in green. Some diamond core and RAB drilling was also completed in the area shown in red and light blue respectively.

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December 2015	Northern Territory Operations

Figure 14-56 shows a typical cross section through the deposit at Section 12550 mN in the local grid system, looking north. It shows four mineral resource interpretations including the two most significant, domains 100 and 200. Also shown are the RC and diamond core hole traces utilized in defining the mineral resource.

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December 2015	Northern Territory Operations

14.4.1.2  Data Types

The estimation of contained gold has been based on assays sourced from drilling data. The data available consisted of RC, RAB and diamond core samples from historic exploration and mining definition campaigns. In addition, five diamond and two RC holes drilled by Crocodile Gold were also included.

All data is in local grid co-ordinates.

Drilling provides data in close proximity to the pit area to depths up to 240m below surface. The total database supplied consisted of 570 drill holes, including 506 (for 23,995.8m) RC holes, 36 (for 2,825.59m) diamond core holes and 28 (for 480m) RAB holes.

Within the mineralized domains the drill data consisted of 624 RC intercepts for 9,057 downhole meters, 82 diamond core intercepts for 894.65 downhole meters and 8 RAB intercepts for 66 downhole meters.

A visual comparison in section between diamond and RC data types was completed to test if any material difference was observed between data types. Several cases were observed where grade continuity in between data types was present. Where differences were observed it was not possible to determine whether the grade variability was due to a difference in drilling type or to the short range gold variability observed generally in the deposit and characterized in the variograms. As a consequence, it has been decided to include the diamond data in the estimation to improve data density.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Similarly, a comparison in section between RAB and RC data types was also completed to test if any material difference was observed between data types. RAB data within mineralized domains is shallow reaching up to 18m below pre-mined surface. In spite of the lower quality associated to this data type, RAB intercepts have been used to guide the end point of some wireframes in the northern part of the deposit. After careful observation no material difference was observed between data types. Where differences were observed it was not possible to determine if the variability was due to a difference in drilling type or to the short range variability observed in the deposit. As a consequence, it has been decided to include the RAB data contained within the mineralized domains in the estimation to improve data density in areas where no other data is available.

The drill cuttings and core were sampled and assayed on varying lengths as summarized within mineralized lodes in Table 14-88.

Mineralised Domain	Minimum Length (m)	Maximum Length (m)
100	0.35	2.0
200	0.3	2.0
210	0.3	2.0
300	1.0	1.04
400	0.39	3.0
500	0.5	2.0
600	0.6	3.1
900	2.0	2.0

TABLE 14-88 INTERNATIONAL DEPOSIT SUMMARY OF SAMPLE LENGTHS BY MINERALIZED DOMAIN

14.4.1.3  Geological Interpretation

The International deposit is interpreted to be a steeply dipping semi-continuous gold mineralized veining system domain.

The host lithologies of the International deposit have been divided into two main states of weathering/oxidation (oxidized and fresh). A surface interpreted from historic geological logging has been used to flag oxidation state into the three dimensional block model.

An examination of the possible effects the state of oxidation has on the grade tenor has been undertaken. Figure 14-57 shows the comparison of gold sample grades by oxidation state for gold within the mineralized domains. The following inferences can be drawn from the figure:

a.	The statistics are not calculated on equal support but on samples of varying lengths;
b.	Of the total mineralized samples 71% are un-oxidized and 29% are oxidized;
c.	The gold grades present a low variation with oxidation state; a mean of 1.28g/t Au for oxidized and 1.17g/t Au for un-oxidized;
d.	The statistical variability of un-oxidized and oxidized samples is similar with CVs of 2.2 for oxidized samples and 1.7 for un-oxidized samples.

An examination of the interpreted surface with close inspection of the boundary behavior of grades was undertaken to test support for the application of the oxidation boundaries during estimation. The interpreted boundary shows a degree of variability in position from hole to hole, related to the intensity of shearing and degree of alteration this means the position of the boundary is not exact. Additionally, the grade transition across the boundaries is shown to be graduation.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

As a consequence, the Company has not used the interpreted oxidization surfaces as hard boundaries during the estimation of gold.

14.4.1.4  Mineral Resource Interpretation

Interpretation of mineralized domains has been informed by gold cut-off grade, with a lower limit of 0.4g/t Au used as the basis for defining mineralized veining material. No minimum length criterion has been applied during the interpretations.

The mineral resource domain interpretations were wireframed and nominated 100, 200, 210, 300, 400, 500, 600 and 900. Figure 14-58 below shows the wireframes and drilling traces in an oblique view to the northwest.

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The mineral resource wireframes were used to code the drill intercepts contained within them by flagging into a new table in the database, the zonecode table. This flagging allows the selection of data within domains by codes for the purposes of sample analysis and compositing.

All mineral resource interpretation wireframes have been used as hard boundaries for this estimate.

14.4.1.5  Compositing and Statistics

Compositing of the raw drilling sample data is necessary to establish a single support for the data to avoid bias when calculating statistics and undertaking any estimation of the data into three dimensional volumes. A number of items are considered when selecting an appropriate composite length; they include the original support of the raw sample data, the assumed selectivity (and therefore the block size) of the model and the imposed spatial dimensions of the mineralized domains.

An examination of sample statistics for mineral resource domains reveals that the majority of sampling of the mineralization is on 1 meter downhole support, where sample lengths vary from a minimum of 0.3m to a maximum of 3.1m downhole.

The number of instances of samples over 1 meter are small representing less than 20% of the data. In particular, the mineralized domain 900 includes 2m samples exclusively.

Within the mineralized domains the drill samples were composited to 2m downhole using a best fit algorithm to provide equal support data for estimation. The best fit compositing method was used with a tolerance of 30%, yielding composites of between 0.6m and 2.6m in down hole length.

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The effect of a small number of outlier composite grades or spatially isolated composites may have an undue effect of the estimated block grades within individual domains. The identification of outliers was undertaken using statistical tables, statistical summary charts and an investigation of the composite data in 3D visualization.

Complete summary statistical tables and charts are available by individual domain in Table 14-89. A statistical summary of the mineralized domains is shown in Table 14-90, below.

A number of high cuts or limits were identified as necessary within domains as detailed Table 14-90, below. High-grade gold cuts were applied to the 2m composites within the mineralized domains and the cut composites used in the estimation. A general cut of 10g/t Au was applied to all the domains. In addition, cuts to five individual composites included in domains 100, 500 and 900 were also used.

Domain	Minimum Gold Grade g/t Au	Maximum Gold Grade g/t Au	Mean Gold Grade g/t Au	High Grade Cut g/t Au	Mean Cut Gold Grade g/t Au
100	0.0050	41.73	1.26	10 (7.5)	1.20
200	0.0050	54.50	1.29	10	1.17
210	0.0520	33.10	1.23	10	1.17
300	0.1100	24.51	1.36	10	1.26
400	0.0080	15.80	1.23	10	1.20
500	0.0100	14.62	1.11	10	1.09
600	0.0150	19.24	1.18	10 (5)	1.11
900	0.0100	9.87	0.91	10 (5)	0.89

TABLE 14- 89 INTERNATIONAL DEPOSIT HIGH-GRADE COMPOSITE CUTS BY DOMAIN

Domain	Number	Cut Mean g/t Au	Cut Median g/t Au	Standard Deviation	Co-efficient of Variation
100	2,043	1.20	0.74	2.19	1.24
200	1,232	1.17	0.74	2.27	1.29
210	390	1.17	0.73	1.92	1.18
300	148	1.26	0.77	1.88	1.09
400	465	1.20	0.72	2.44	1.30
500	409	1.09	0.75	1.42	1.09
600	310	1.11	0.67	2.02	1.28
900	108	0.89	0.53	1.65	1.45

TABLE 14- 90 INTERNATIONAL DEPOSIT STATISTICAL SUMMARY BY DOMAIN

The general statistics of gold composites within all domains can be described as positively skewed with moderate to high variability as is the case with most gold occurrences. The high variability is reduced somewhat by high cutting of gold grades in those domains most affected.

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Within the mineralized domains a measure of variability, the Co-efficient of Variation (CV) remains at an approximate value of 1.2 for most domains, indicating variability was reduced within the domains after high-grade cutting.

14.4.1.6  Variography

Variography was used to characterize the spatial behavior of the composite data primarily as an aid to establishing estimation parameters. Variogram stability and quality is dependent on the statistical properties of defined domains and the amount of data available within domains. After an initial investigation, the final model established for all domains was based on the modeling of data from domain 100 the most populous with 2,043 composite data. This was considered the most robust solution to very noisy models observed within individual domains as a result of moderate to high domain variability.

The final variogram model is detailed in Table 14-91, below.

Domain	Nugget	Structure	Sill	Range (m)	Azimuth	Plunge	Dip	Major/Semi	Major/Minor
100	1.00	1	0.80	5	0	0	0	1	1
		2	0.16	30	0	0	0	1	1
		3	0.11	135	0	0	0	1	1

TABLE 14- 91 INTERNATIONAL DEPOSIT FINAL VARIOGRAM MODELS BY DOMAIN

The variogram model for the 100 domain was modeled in Gaussian space and then back transformed to real space. It contains three spherical structures with a 48% nugget. The first structure includes 39% of the sill within 5m, the second structure includes 8% of the sill within a range of 30m and the third structure includes the remaining 5% of the sill within 135m. The variogram model appropriately reflects the differences seen in the summary statistics of the composite data. The modeling was unable to determine any distinct axes of preferential continuity and reflects the high variability at short range observed in visual inspection by section.

14.4.1.7  Grade Interpolation Methodology

A standard three dimensional single pass Ordinary Kriging methodology has been used for the estimation of the cut gold 2m downhole composite data within each mineralized domain. Table 14-92 details the variogram models used and Table 14-93 summarizes the estimation parameters by domain. A constant minimum of four and maximum of 40 composites have been set for most domains except for domains 100 (anticline crest) and 500, where a minimum of two composites was used. In addition, a maximum of four composites per hole was also applied. Block discretization of 2 in x, 5 in Y and 1 in Z have been used throughout.

Domain	Nugget	Structure	Sill	Range (m)	Azimuth	Plunge	Dip	Major/ Semi	Major/ Minor
100	1	1	0.8	5	0	0	0	1	1
		2	0.16	30	0	0	0	1	1
		3	0.11	135	0	0	0	1	1
200	1	1	0.8	5	0	0	0	1	1

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Domain	Nugget	Structure	Sill	Range (m)	Azimuth	Plunge	Dip	Major/ Semi	Major/ Minor
		2	0.16	30	0	0	0	1	1
		3	0.11	135	0	0	0	1	1
210	1	1	0.8	5	0	0	0	1	1
		2	0.16	30	0	0	0	1	1
		3	0.11	135	0	0	0	1	1
300	1	1	0.8	5	0	0	0	1	1
		2	0.16	30	0	0	0	1	1
		3	0.11	135	0	0	0	1	1
400	1	1	0.8	5	0	0	0	1	1
		2	0.16	30	0	0	0	1	1
		3	0.11	135	0	0	0	1	1
500	1	1	0.8	5	0	0	0	1	1
		2	0.16	30	0	0	0	1	1
		3	0.11	135	0	0	0	1	1
600	1	1	0.8	5	0	0	0	1	1
		2	0.16	30	0	0	0	1	1
		3	0.11	135	0	0	0	1	1
900	1	1	0.8	5	0	0	0	1	1
		2	0.16	30	0	0	0	1	1
		3	0.11	135	0	0	0	1	1

TABLE 14- 92 INTERNATIONAL DEPOSIT MINERALIZED DOMAIN ESTIMATION VARIOGRAM MODEL

Domain	Search Radius (m)	Azimuth	Plunge	Dip	Major/Semi	Major/Minor
100 (anticline flank)	170	180	0	-65	2.5	10
100 (anticline crest)	170	180	0	0	2.5	10
200	170	180	0	-65	2.5	10
210	170	180	0	-65	2.5	10
300	170	180	0	-65	2.5	10
400	170	180	0	-65	2.5	10
500	180	180	0	-65	2.5	10
600	170	180	0	-65	2.5	10
900	170	180	0	65	2.5	10

TABLE 14- 93 INTERNATIONAL DEPOSIT MINERALIZED DOMAIN ESTIMATION PARAMETERS

Block Model Definition

The primary consideration of the 3D model was to provide an adequate level of resolution to cope with all volume related complexity. The 3D wireframes were used to create block model volume constraints for each mineralized zone. All individual mineralized zones were ultimately combined to create a single 443

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block model in the local grid coordinate system. Table 14-94 summarizes the 3D block model “International_Dec12.mdl” definition.

	Northing	Easting	RL
Minimum	12000	11200	1050
Maximum	13500	11500	1250
Block Size (m)	12.5	5	2.5
Sub-block (m)	6.25	2.5	2.5

TABLE 14-94 INTERNATIONAL DEPOSIT FINAL 3D BLOCK MODEL DEFINITION

The chosen block size represents approximately half the best data spacing in the Northing direction and a choice in the vertical and easting dimension controlled by the need to appropriately represent the volume of the wireframes.

A standard list of field names and descriptions used in the block model are shown in Table 14-95.

Attribute	Type	Default	Description
Au	Float	0	estimated Gold ppm
Density	Float	0	Density
Zonecode	Char	BKGR	Zonecode
Rescat	Char	Unclassified	Measured, Indicated, Inferred, Exploration, Unclassified
Rescatnum	Integer	5	Meas =1; Ind = 2; Inf = 3, Explor = 4; Unclass=5
Depletion	Integer	1	Insitu = 1; Mined = 0
Oxidation	Char	Undefined	Undefined, Fresh, Transition, Oxide
Oxidation num	Integer	0	0= Undef; 1 = Fresh; 2 = Trans; 3 = oxidised
Ads	Float	0	Average distance to composite data
Dns	Float	0	Distance to nearest composite data
Kv	Float	-1	Kriging Variance
Ns	Integer	0	Number of composite data
Search_type	Integer	1	1= semivertical search; 2= horizontal search

TABLE 14-95 INTERNATIONAL DEPOSIT FINAL 3D BLOCK MODEL ATTRIBUTES

Table 14-96 below confirms the close agreement of the 3D block model volumes and the original interpreted wireframe volumes, supporting the 3D model block size choice as appropriate.

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Domain	Wireframe Volume	Block Model Volume	Variance %
100	1,662,501	1,665,859	100.2
200	1,021,760	1,024,180	100.2
210	242,888	243,516	100.3
300	150,087	149,805	99.8
400	244,880	245,273	100.2
500	281,568	281,523	100.0
600	201,858	202,070	100.1
900	121,088	121,055	100.0
Total	3,926,630	3,933,281	100.2

TABLE 14-96 INTERNATIONAL DEPOSIT FINAL 3D BLOCK MODEL TO WIREFRAME VOLUME CHECK

14.4.1.9  Specific Gravity / Bulk Density Assignment

The specific gravity of the waste and mineralized rock of the final 3D block model has been assigned according to oxidation state, using the interpreted surface described in Section 14.2.3 to control the blocks assigned. Crocodile Gold determined the specific gravity based on historic reports of determinations made on drill samples. Table 14-97 summarizes the oxidation state specific gravity assignations.

Oxidation State	SG
1 Fresh	2.7
3 Oxidized	2.5

TABLE 14- 97 INTERNATIONAL DEPOSIT SPECIFIC GRAVITY VALUES BY OXIDATION STATE

Within the final 3D block model blocks coded fresh were assigned a density of 2.7g/cm 3; those coded oxidized below the topographical surface, a density of 2.5g/cm 3; and those blocks below the topographical surface and above the historic pit surface (representing a backfilled volume) a density of 1.9g/cm 3. Blocks located above the topographical surface were assigned a zero density.

14.4.1.10  Model Validation

Model validation has been undertaken to ensure no material error has been made in the estimation of International. The validations include inspection of the audit documentation of the individual estimation runs; visual inspection of the block outcomes and input data; statistical comparisons of input data and block outcomes, swath plots of each of the domains, and comparison with an alternative estimation method.

Statistical comparisons of input data and block model outcomes for the mineralized domains are shown in Table 14-98.

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Domain	Composite Average Grade g/t Au	Block Model Average Grade g/t Au	Variance %	Percentage of Total Gold Ounces	Indicated Model Average Grade g/t Au	Variance %
100	1.26	1.13	90	34	1.13	90
200	1.29	1.22	95	24	1.17	91
210	1.23	1.10	89	6	1.10	89
300	1.36	1.16	85	4	1.19	88
400	1.23	1.30	106	6	1.30	106
500	1.11	1.15	104	7	1.13	102
600	1.18	1.14	97	4	1.15	97
900	0.91	0.83	91	2	-	-

TABLE 14- 98 INTERNATIONAL DEPOSIT MINERALIZED DOMAIN AVERAGE GOLD GRADE COMPARISONS

The mineralized domain comparisons display a moderate variation between input and outcome average grades when the total domain is reported. As can be confirmed in the visual inspection and swath plot investigations the comparisons include significant volumes at depth and in border areas in each domain containing a lower density of sample data. This results in extrapolation of the sample data into these volumes and while it is considered a reasonable estimate of the grades in these volumes a simple statistical comparison of total volumes will not result in close comparisons. Figure 14-59 below demonstrates this situation within the mineralized domain 100. Two views of the block model domain 100 are shown, the first with composite data and blocks colored by gold grade and the second with blocks colored by mineral resource classification. Composite data is colored by gold grade distribution as shown in the legend. The contrasting data densities at depths are evident, supporting the assumption that relying only on raw composite to block grade comparisons can be misleading.

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Comparison of the Indicated portions of the mineralized domains in Figure 14-60 above show that for the most significant domains by contained ounces (100 and 200) the comparison to average composite grades agrees within a 10% tolerance.

Swath plot validations for all the mineralized domains are presented in Figure 14-61. Data is analyzed by northing and by elevation for each domain. Reproduced below are four example swath plots, one pair for domain 100, Figure 14-61 and one for domain 200, Figure 14-62.

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The swath plots demonstrate that where there is regularly spaced data the block model reflects those data. The plots also highlight that a paucity of drilling results in parts of the model that rely on only a few measured points and are therefore less likely to match local composite data, and are of reduced certainty and increased risk.

Comparison with an alternative estimation method was also performed as a form of validation. Multiple Indicator Kriging (MIK) was the selected alternative methodology. Table 14-99 shows the total metal obtained for each method at cut-offs 0.5g/t and 1.0g/t Au. It was observe that the difference of total metal for each cut-off is within 3% and 7% respectively with MIK results producing more metal than Ordinary Kriging (OK) as expected for this method.

Au cut off	Au Metal - OK (000’ Oz)	Au Metal - MIK (000’ Oz)
0.5 g/t	296	306
1.0 g/t	216	231

TABLE 14-99 INTERNATIONAL DEPOSIT COMPARISON OF TOTAL METAL BETWEEN OK AND MIK
METHODS FOR ALL MINERALIZED DOMAINS

Figure 14-63 shows the comparison of grade tonnage curves between both methods with grades being slightly higher in the case of MIK at all cut-offs. On the other hand, tonnage for MIK is slightly lower for cut-offs less than 1.0g/t Au and slightly higher for cut-offs higher than 1.0g/t Au. However, at cut-offs 0.5g/t and 1.0g/t Au the total metal, resulting from each method is almost equivalent as shown in the previous table.

An additional curve indicating a theoretical change of support (using a form of local MIK) from the estimation panel of 12.5m x 5m x 2.5m (Y x X x Z) to an SMU of 6.25m x 2.5m x 2.5m (Y x X x Z) is also presented in Figure 14-64.

Finally a comparison of total metal curves for each method is presented in Figure 14-64.

These results confirm the validity of the methodology used and indicate that OK Block Kriging results are a robust global estimate.

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14.4.1.11  Mineral Resource Classification

The mineral resource has been classified in accordance with NI43-101 guidelines. Assessment criteria include data integrity, drillhole spacing, sample locations, sampling density, and lode geometry, geological confidence and grade continuity. Consideration has been given to the estimation technique and the risks associated with extrapolation of sample data.

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The mineral resource has been classified as Indicated, Inferred, and Exploration target; no Measured Mineral resource has been identified. Exploration target material has not been reported or outlined in anyway in this report.

14.4.1.12  Data Spacing and Distribution

The International deposit model has been shown in validation to be subject to varying drillhole density and sample location in relation to the lode geometry. In most lodes the drilling is regular and have sufficient density within the upper/central parts of lodes but subject to decreasing densities and irregular spacing at depth. The block model outcomes at depth in most lodes are considered to be higher risk and are classified with less confidence than the shallower parts. Each lode was considered individually and for lodes with sufficient data density a boundary limit digitized for the base of indicated.

Within domain 200 a small section between 12400 and 12475mN has been identified that lacks sufficient data density to be classified as mineral resource. Geological continuity has been reasonably assumed however the blocks estimated all display elevated grades based on the limited data available. This portion has been adjudged to be exploration target only as the risk and uncertainty associated with the estimated grade is high.

14.4.1.13  Orientation of Data in Relation to Geological Structure

The orientation of the deposit is interpreted to be close to vertical and the drilling is considered to be appropriately targeted for this geological orientation.

14.4.1.14  Deposit Dimensions

The mineralized portion of the International deposit extends within drill testing from 12,150 to 13,450m in Northing with extension beyond drilling of up to 12.5m; within the Easting plane the dimensions of the mineralization are tightly constrained by drilling extending from 11250 to 11450m; in the vertical the deposit extends within drilling from surface (at approximately 1240mRL) to 1100mRL, extension beyond drilling was up to 12.5m from the last data point. The dimensions of the mineralization are adequately defined by the available drilling with limited and acceptable extensions beyond data.

14.4.1.15  Estimation and Modeling Techniques

The estimation methodology used for the mineralization style is considered appropriate by the CP based on experience with similar deposit types. It is shown to represent reasonable unbiased reproductions of the input data in areas of adequate sampling. Outside areas of adequate sampling the mineral resource classification is such as to reflect the uncertainty of the estimate. The validation methods used also demonstrate the adequacy of the methodology used.

14.4.1.16  Moisture

The estimate has been made on the basis of dry tonnes.

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14.4.1.17  Classification

All material within the mineral resource interpretation has been classified to represent the opinion of the risk in the mineral resource estimated. Within the mineralized domains that have been defined on a plus 0.4g/t Au cut off, it is assumed that some of the material will form dilution to the mining of higher grade material. For reporting purposes the mineralized material has been reported with a lower cut off of 0.5g/t Au within the interpreted wireframes. The classification of the International mineral resource into Indicated and Inferred mineral resources and Exploration Target as set out below reflects the view of this deposit, as it is currently defined.

14.4.1.18  Selectivity Assumptions

The mineral resource estimate contains implicit assumptions of mining selectivity represented by the block size of 12.5m x 5m x 2.5m (Y x X x Z).

14.4.1.19  Discussion of Relative Accuracy/Confidence

The only available measure of accuracy of the estimate is the comparison with historic production data from the International Mine. Survey data of the final pit is available while the original topography was inferred based on collar data. Table 14-100 presents the results of historic production against a mineral resource estimate of the estimated mined volume at a cut-off of 1.2g/t Au. An overall recovery of 79% was used to calculate metal. The results compare well with the current model staying within a 4% difference in metal from historic figures. The variations observed in the grade and tonnes are sufficiently small to be accounted for by a change of support from mineral resource block to mine SMU as demonstrated in the curves of Figure 14-63.

	Tonnes	Au (ppm)	Recovered Metal (Oz)
Historic Prod.	745,000	1.62	30,681
Current Model	763,199	1.52	29,368
Difference	2%	-6%	-4%

TABLE 14- 100 INTERNATIONAL DEPOSIT COMPARISON OF HISTORIC PRODUCTION DATA AND CURRENT MODEL (OVERALL RECOVERY OF 79%)

14.4.1.20  Recommendations

A significant quantity of original supporting data is available in hard copy form. It is recommended that this information be collated, reviewed and digitally data based. This would have a number of benefits, firstly, it preserves the work undertaken so far, which has some considerable value to the Company; secondly this facilitates the Company to ascertain if additional QA/QC data has been overlooked and if further QA/QC data is required.

In order to improve the quality of the estimated mineral resource the following actions are also recommended:

1.	Undertake infill diamond drilling of the deeper extends of priority lodes to confirm the assumptions of geological continuity inherent in the current estimate;

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2.	Undertake infill drilling to confirm the continuity of Lode 200 in the vicinity of Northing 12,400 to 12,475m;
3.	Undertake density measurements on diamond core drilling to build a database of density values;
4.	Undertake a mining study to determine the limits of economical extraction of the deposit by open pit;
5.	Undertake a check/validation process of sampling and assaying by resampling and assaying some of the available drilling sample material.

14.4.1.21  Cox

The Cox mineral resource model was produced by Makar in 2004. It uses a 30g/t Au top cut. The model has not been mined from surface. Wireframing was completed in two zones, the first concentrated on the well drilled main zone and the second looked at the poorly drilled area to the southwest of the main zone. No new drilling has occurred on this model since Crocodile Gold/Newmarket Gold took ownership of the deposit. Additional drilling may be required for metallurgical and geotechnical studies, in the manner drilling was conducted at the International deposit in 2012.

The modeling technique used was ID2, with search ellipses around 20m down dip, 30m along strike and 5m RL. The rotation on the search ellipsoid was 15° on strike, 90° down drip and 10° down plunge. This model was previously reported in both 2009 and 2011 by Crocodile Gold and is deemed by the Author as being appropriate to include in this technical report.

14.4.1.22  Czarina

Below is taken from McGuire et al 2007; Geostat Services Pty Ltd (Geostat) was commissioned by a previous owner to complete an updated mineral resource estimate for the Czarina deposit, Northern Territory, Australia in 2007. Mineral resource estimation was undertaken in compliance with CIM mineral resource and mineral reserve definitions that are referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. All data has been reviewed by the Author and deemed as being appropriate for inclusion in this technical report. This review has included open discusions with the consultant for Geostat who also consulted to Newmarket Gold for a period between 2009 and 2013.

The Czarina deposit comprises a meta-sedimentary hosted gold deposit, with mineralization sub-parallel to bedding. The mineralization is along the western axis of the Czarina Anticline, striking about 315° and plunging gently to the south. The fold is parallel to the Enterprise Anticline, host to the previously operating Enterprise Mine.

Three dimensional (3D) modeling methods and parameters were adopted in accordance with best practice principles. A 3D lode wireframe interpreted from drillhole geology and assays was completed. Statistical and grade continuity analyzes were completed to characterize the mineralization and subsequently used to develop grade interpolation parameters. These were applied to the supplied 3D lode wireframes.

Surpac mining software was used for generating the 3D block model and subsequent grade estimate. Top-cuts were used to restrict the influence of statistical outliers during Ordinary Kriging of block grades. A bulk density model was generated by Geostat using data previously collected by previous owners. A mineral resource classification scheme consistent with CIM guidelines was applied. The estimate is categorized as Indicated and Inferred mineral resources and reported above a gold grade cut-off that is appropriate for a potentially mineable deposit.

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14.4.1.23  South Czarina

The South Czarina deposit model was produced by Makar in 2004. It uses a 30g/t Au top-cut. The model has not been mined from surface. Wireframing was completed on both the South Czarina deposit and the Czarina deposit main area. No new drilling has occurred on this model since Crocodile Gold/Newmarket Gold took over ownership of the deposit. Additional drilling may be required for metallurgical and a geotechnical study in the manner drilling was conducted at the International deposit in 2012. All data has been reviewed by the Author, including having Makar conduct several site visits for Newmarket Gold to review the work completed. It is in the opinion of the Author that this work remains suitable for inclusion in this technical report.

The modeling technique used was ID2, with search ellipses around 30m down dip, 60m along strike and 5m RL. The search ellipsoid was rotated at 3° along strike, dipping 90° and plunging at 14° towards the south. Additional QA/QC data is available for the South Czarina deposit as previous owners have drilled it in the past.

14.4.1.24  Enterprise

The Enterprise deposit mineral resource was produced by Makar in 2004. The mineralization was defined on one major zone with several smaller, less continuous lodes wireframed in the footwall of the deposit. The majority of the mineralization is located in the main zone. All data has been reviewed by the Author, including having Makar conduct several site visits for Newmarket Gold to review the work completed. It is in the opinion of the Author that this work remains suitable for inclusion in this technical report.

The main mineralized zone is continuous through the deposit and plunges towards the south end of the existing open pit. Due to a lack of recent drilling this mineral resource was only classified as inferred but the grade and potential of the deposit suggests additional drilling would be required to up-grade the confidence in the model.

The methodology of this model follows the process used at the Cox deposit. Generally, it was produced using the ID2 method. There is no rotation on the model with the searches being 50m down dip, 50m along strike and 5m down RL. The search ellipsoid is 0° along strike, 90° down dip and 15° south down plunge

14.4.1.25  Gandy’s

The Gandy’s deposit mineral resource was constructed by Makar in 2004 using a 30g/t Au top-cut. It had the mineralization constructed using two zones, the first looking at the South Gandy’s area and the other the North Gandy’s area. The methodology used was also ID2 using a search ellipsoid of 30m down dip, 70m along strike and 5m down RL. All data has been reviewed by the Author, including having Makar conduct several site visits for Newmarket Gold to review the work completed. It is in the opinion of the Author that this work remains suitable for inclusion in this technical report.

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The rotation of the search ellipsoid was 0o along strike, 90° down drip and 14° south down plunge. Both deposits have been previously mined so the material mined has been removed from the calculated mineral resource quoted in this report. South Gandy’s has been partially backfilled and the North Gandy’s pit has been completely backfilled. This has been considered when looking at the economic viability of mining these deposits.

In previous reports the North and South Gandy’s deposits were reported separately, in this report the zones have been combined for simplicity.

In late 2012 Crocodile Gold re-interpreted the Gandy’s deposit to identify the potential for up-grading the deposit with what was learnt from the drilling at the International deposit. While this mineral resource estimate is not reported in this document but it could be used to assist with targeting future drilling. It is anticipated that a similar path can be taken with Gandy’s deposit as has been concluded with the International deposit, with the additional of a few well-placed holes allowing for an updated model to be produced.

14.4.1.26  Kohinoor

The Kohinoor deposit is located to the south of the Cox deposit. It sits along the southern extent of the Czarina line of gold deposits. Mineralization at Kohinoor is slightly rotated, resulting in a rotated mineral resource. The rotation is around 9° towards the east.

The northern part of the deposit is well drilled and is classified mainly as indicated, the southern part of the deposit is poorly drilled in comparison and is there classified as inferred. The methodology used on this model is ID2. No drilling has been conducted by Crocodile Gold/Newmarket Gold since taking over ownership of the project

The searches used on the Kohinoor model are 40m down dip, 90m along strike and 5m down RL. For the second pass this was reduced to 20m down dip, 50m along strike and 5m down RL. The search ellipsoid rotation is 9° for strike, dipping 75° towards the west and plunging at 0°.

14.4.1.27  South Enterprise

The Burnside Joint Venture drilled 34 RC holes into the South Enterprise deposit in 2004 and 2005. This drilling was used in a mineral resource update; however, this has not been previously reported.

The methodology and searches from the South Enterprise deposit are the same as the Enterprise deposit outlined above. All information has been reviewed by the Author and deemed suitable for reporting.

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14.5	BURNSIDE AREA

Deposit	Indicated mineral resource				Inferred mineral resource
	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold	Cut-off (Au g/t)	Tonnes	Grade (Au g/t)	Ounces Gold
HowleyB	0.7	5,836,000	1.22	228,900	0.7	1,351,000	1.41	61,200
MottramsB	0.7	204,000	1.17	7,700	0.7	169,000	1.14	6,200
North PointB	0.7	139,000	1.43	6,374	0.7	117,000	1.31	4,900
Princess LouiseB	0.7	394,000	1.30	16,500
Rising Tide	0.7	292,000	1.45	13,600	0.7	372,000	1.49	17,800
Fountain Head	0.7	273,000	1.79	15,700	0.7	99,000	1.95	6,200
Tally Ho*	2.0	221,000	4.71	33,400	2.0	114,000	4.86	17,900
Kazi					0.7	410,000	1.95	25,700
Western Arm					0.7	3,383,000	1.11	120,300
Bon's Rush					0.7	805,000	2.33	60,400
Sub-total		7,358,000	1.36	322,200		6,820,000	1.46	320,600

TABLE 14-101 RESOURCE ESTIMATIONS NEWMARKET GOLD DEPOSITS NORTHERN TERRITORY

Notes for Table 14-101:

5.	Mineral resources are stated as of December 31, 2015.

6.	Mineral resources are inclusive of mineral reserves.

7.	Mineral resources are calculated using these parameters.

e.	Gold Price of $A1,500/oz, metallurgical recovery of 90-92.0% depending on mineral resource.
f.	Lower cut-off 2.0g/t for all underground mines and 0.7g/t Au for open pit mineral resources.
g.	All tonnes are rounded to the closest 1,000t and ounces are rounded to the closest 100 ounces.
h.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

8.

The mineral resource estimates were prepared by Mark Edwards, B.Sc. MAusIMM (CP) MAIG, General Manager Exploration for Newmarket Gold who has over 18 years of relevant experience and is a qualified person for mineral resources as per the NI43- 101.

At this point in time there are no known events or situations, which would materially affect the mineral resource as stated above, these include metallurgical, social, permitting, political, legal or environmental impacts.

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During 2015 all mineral resource estimations were reviewed and are deemed suitable for reporting. The only notable changes to the Newmarket Gold mineral resource statement has been the removal of the Glencoe and Bridge Creek deposits’ mineral resources, as these deposits have been divested to third parties.

The optimization process for each open pit deposit was as follows;

(iii)	Model imported into MineMap™ software for processing.

a.	Model was optimized using the Lerch-Grossman Pit Optimizer. This optimizer uses several inputs which are detailed as below:
b.	Average density (SG) was set as the oxide density value on unpopulated blocks. Assigned density values in the models were used for populated blocks.
c.	Gold price used was A$1,500/oz.
d.	Process recovery was set at 90% for all oxide and 85% for all fresh material, this reflects the average recovery seen through the process plant.
e.	Fixed processing cost was set at $A22.50 per tonne, this reflects the costs during 2012. These costs match milling costs during open pit mining operations.
f.	Mining costs were taken from the current contract estimates of $A4.50 per tonne of oxide material and $A5.00 per tonne of fresh material.
g.

The pit wall angle was also utilized; this was set to 40° for material mined within oxide and 50° for material mined below the oxide zone. These figures are generally what are used in Newmarket Gold’s current mining areas but will need more detailed review before mining can commence in new mining areas.

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h.	When all these parameters are added to the optimizing process, an LG pit shell is generated for reporting.
i.

For all optimizations of 2012 resources, the LG1450 pit shell was then exported out of MineMap™ and imported into Micromine™ software. At this point the mineral resource estimation was then coded for material above the pit shell and below the current surface (which could be the mined from surface).

j.

This coded data was then exported into Microsoft™ Excel for processing. The block size and cut-off grade was used to determine the tonnes and grade of material within the shell. All these model calculation spreadsheets have been saved for future use and review.

k.	The optimized numbers were then entered into the current mineral resource statement above but only for mineral resources that have had new models completed in the past two years.

Deposit	Mineral resources	Type	New Model	Drilling 2015	Mining 2015	QA/QC 2015	SG 2015
Howley	Ind & Inf	OP	N	N	N	N	N
Mottrams	Ind & Inf	OP	N	N	N	N	N
Princess Louise	Ind & Inf	OP	N	N	N	N	N
Rising Tide	Ind & Inf	OP	N	N	N	N	N
Fountain Head	Ind & Inf	OP	N	N	N	N	N
Tally Ho	Ind & Inf	UG	N	N	N	N	N
Kazi	Inf	OP	N	N	N	N	N
Western Arm	Inf	OP	N	N	N	N	N
Bon's Rush	Inf	OP	N	N	N	N	N

TABLE 14-102 COMMENTS ON MINERAL RESOURCES ESTIMATIONS OF NEWMARKET GOLD DEPOSITS, NORTHERN TERRITORY

Deposit	Method	Grade Cap Au g/t	Block size E x N x RL (meters)
Howley	OK	2 to 18 (by lode)	4 x 10 x 5
Mottrams	OK	10	4 x 5 x 5
Princess Louise	OK	3.9 to 12.5 (by lode)	4 x 5 x 2.5
Rising Tide	OK	5 or 10 (by Lode)	10 x 5 x 2.5
Fountain Head	OK	4 to 40 (by lode)	5 x 2 x 2.5
Tally Ho	OK	10 to 30 (by lode)	10 x 5 x 5
Kazi	OK	15,10,5 (by lode)	2 x 10 x 5
Western Arm	MIK	NA	10 x 20 x 5
Bon’s Rush	MIK	NA	25 x 100 x 5

TABLE 14-103 MINERAL RESOURCE SUMMARY FOR BURNSIDE AREA

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14.5.1 RISING TIDE

14.5.1.1  Introduction

During November 2011 Geostat Services was commissioned to undertake a mineral resource estimation updating the Rising Tide deposit. The estimation was based mainly on historic drill holes and some holes drilled in 2011 by Crocodile Gold, as detailed in Section 10. Figure 14-66 shows a plan view of the drilling in the Rising Tide area used for this mineral resource estimate. The majority of the drilling undertaken during past exploration and mining was reverse circulation (RC), shown in blue. In addition, some diamond core drilling (DD) was also completed in the area, shown in red.

Figure 14-67 shows a typical cross section through the deposit at Section 10080mE in the local grid system, looking north. It shows several mineral resource interpretations including the most significant, domains 10, 80 and 110. Also shown are the RC and diamond core hole traces defining the mineral resources.

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14.5.1.2  Data Types

The estimation of contained gold has been based on assays sourced from drilling data, detailed in Section 10, above. The data available as at November 2011 consisted of 383 RC and diamond holes. In particular 365 RC holes, 13 RC holes with diamond tailing, and five diamond holes were contained in the database. Most drilling is historic (pre-1998) although most recent drilling includes 21 RC holes and two diamond holes drilled in 2006 by GBS Gold International and 88 RC holes and three diamond holes drilled in 2011 by Crocodile Gold.

All data is in local grid co-ordinates.

Drilling provides data in close proximity to the existing pits area to depths up to 150m below surface. The total database supplied consisted of 21,895m of RC drilling and 930.36m of diamond drilling.

A visual comparison in section between DD and RC data types was completed to assess if any material difference could be observed between data types. Generally, grade continuity between data types was present. Where differences were observed it was not possible to determine whether the grade variability was due to a difference in drilling type or to the short range gold variability observed in the deposit and characterized in the gold variograms. As a consequence, Geostat Services decided to include the diamond data in the estimation to improve data density.

The drill cuttings and core were sampled and assayed mostly at 1 meter intervals, although the database contains intervals at varying lengths within mineralized lodes as summarized in Table 14-104.

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Mineralized Domain	Minimum Length (m)	Maximum Length (m)
10	1	2
20	0.21	2
30	1	1
40	1	2
50	1	1
60	1	1
70	0.2	1.02
80	0.8	2
90	1	1
100	1	1
110	0.21	2
120	0.35	2
130	1	1.1

TABLE 14-104 RISING TIDE DEPOSIT SUMMARY OF SAMPLE LENGTHS BY MINERALIZED DOMAIN

14.5.1.3  Geological Interpretation

The Rising Tide deposit is interpreted to be a series of gently dipping semi-continuous gold mineralized lodes.

The host lithologies of the Rising Tide deposit have been divided into three main states of weathering/oxidation (oxidized, transition, and fresh). Two surfaces interpreted from geological logging (base_ox_2011_tri.dtm and top_fresh_2011_tri.dtm) have been used to define the oxidation state in the deposit. The interpreted oxidization surfaces have not been used as hard boundaries during the estimation of gold. However, they have been used during the assignation of bulk density to the block model.

14.5.1.4  Mineral Resource Interpretation

Interpretation of mineralized domains utilized for this mineral resource estimate, was based upon a lower limit 0.4g/t Au cut-off grade that defines the mineralized veining material.

The resultant estimation domain interpretations were wireframed and nominated 10, 20, 30, 40, 50, 60, 70, 80, 90, 100, 110, 120, and 130. Figure 14-68 below shows the wireframes and drilling traces in an oblique view to the northeast.

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The estimation domain wireframes were used to code the drill intercepts contained within them by flagging into a new table "solids" in the database. This flagging allows the selection of data within domains by codes for the purposes of sample analysis and compositing.

All estimation domain interpretation wireframes have been used as hard boundaries for this November 2011 mineral resource estimate.

14.5.1.5  Compositing and Statistics

Compositing of the raw drilling sample data is necessary to establish a single support for the data to avoid bias when calculating statistics and undertaking any estimation of the data into three dimensional volumes. A number of items are considered when selecting an appropriate composite length; they include the original support of the raw sample data, the assumed selectivity (and therefore the block size) of the model and the imposed spatial dimensions of the interpreted mineral resource estimation domains.

An examination of sample statistics reveals that 95% of sampling within the mineralized domains is on 1m downhole support, although sample lengths vary from a minimum of 0.2m to a maximum of 2m downhole.

Within the mineralized domains the drill samples were composited to 1m downhole to provide equal support data for statistical evaluation and estimation.

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The effect of a small number of outlier composite grades or spatially isolated composites may have an undue effect on the estimated block grades within individual domains. The identification of outliers was undertaken using statistical tables, statistical summary charts and an investigation of the composite data in 3D visualization.

A number of high cuts or limits were identified as necessary within the mineral resource estimation domains. A statistical summary of these domains and their corresponding high cuts is shown in Table 14-105 below.

Domain	Minimum Gold Grade g/t Au	Maximum Gold Grade g/t Au	Mean Gold Grade g/t Au	High Grade Cut g/t Au	Mean Cut Gold Grade g/t Au
10	0.005	29.40	1.75	10	1.70
20	0.010	6.93	1.23	-	1.23
30	0.005	21.60	1.86	10	1.60
40	0.005	7.36	1.18	-	1.18
50	0.140	3.54	1.17	-	1.17
60	0.005	25.70	1.74	10	1.49
70	0.005	10.04	1.04	5	0.96
80	0.005	23.40	1.69	10	1.57
90	0.390	5.06	1.58	-	1.58
100	0.070	4.71	1.79	-	1.79
110	0.010	8.95	1.44	-	1.44
120	0.040	18.60	2.14	10	2.06
130	0.090	3.90	0.68	-	0.68

TABLE 14-105 RISING TIDE DEPOSIT STATISTICAL SUMMARY FOR GOLD IN PPM BY MINERAL RESOURCE ESTIMATION DOMAIN

High-grade gold cuts were applied to the 1m composites within the mineral resource estimation domains and the cut composites used in the estimation. Summary statistics for cut composites are shown in Table 14-106.

Domain	Number	Cut Mean g/t Au	Cut Median g/t Au	Cut Standard Deviation	Cut Co- efficient of Variation
10	687	1.70	1	1.97	1.16
20	201	1.23	0.75	1.27	1.03
30	44	1.60	0.905	1.91	1.19
40	187	1.18	0.7	1.32	1.12
50	20	1.17	0.71	1.04	0.89
60	108	1.49	0.83	1.87	1.26
70	95	0.96	0.65	1.07	1.11
80	295	1.57	0.98	1.84	1.17
90	13	1.58	0.875	1.45	0.92
100	26	1.79	1.53	1.33	0.74

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Domain	Number	Cut Mean g/t Au	Cut Median g/t Au	Cut Standard Deviation	Cut Co- efficient of Variation
110	305	1.44	0.975	1.44	1.00
120	191	2.06	0.99	2.57	1.25
130	23	0.68	0.42	0.82	1.21

TABLE 14-106 RISING TIDE DEPOSIT HIGH- GRADE COMPOSITE CUTS FOR GOLD IN G/T BY MINERAL RESOURCE ESTIMATION DOMAIN

The general statistics of gold composites within all domains can be described as positively skewed with moderate to high variability as is the case with most gold occurrences. The high variability is reduced somewhat by high cutting of gold grades in those domains most affected.

The co-efficient of variation, which is a measure of variability, remains at an approximate value of one for most of the domains, indicating variability was reduced within the domains after high-grade cutting.

14.5.1.6  Variography

Variography was used to characterize the spatial behavior of the composite data primarily as an aid to establishing estimation parameters. Variogram stability and quality is dependent upon the statistical properties and the amount of data available within the defined domains. After an initial investigation of the gold data, one variogram model was defined for all mineralized zones. The general variogram model is detailed in Table 14-107 below.

Domain	Nugget	Stuct	Sill	Major (m)	Semi (m)	Minor (m)	Major/ Semi	Major/ Minor	Surpac Rotation
									Bearing	Plunge	Dip
All Mineralized Lodes	0.67	St1	0.12	30	30	7	1	4.29	69	-3	-20
		St2	0.2	200	100	8	2	25	69	-3	-20

TABLE 14- 107 RISING TIDE DEPOSIT VARIOGRAM MODELS FOR GOLD BY MINERALIZED DOMAIN

The features of the variogram model for gold can be summarized as moderately high relative nugget of about 70% for the mineralized domains with a significant amount of variability demonstrated over a short range. This reflects the high variability at short range observed in visual inspection by section. Maximum range extends to 200m.

14.5.1.7  Grade Interpolation Methodology

A standard three dimensional two pass Ordinary Kriging methodology has been used for the estimation of the cut gold 1m down hole composite data within each estimation domain. Table 14-108 summarizes the estimation parameters by domain. A constant minimum of four and maximum of 25 composites have been set for all domains on the first pass whilst a minimum of two and a maximum of 25 composites were used for all domains on the second pass. A discretization array of 5 (X) by 5 (Y) by 2 (RL) was used to refine the Kriging weights for each model block. In addition, the search orientation was adjusted to the specific orientation of each estimation domain.

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Domain	Pass	Search Radius (m)	Bearing	Plunge	Dip	Major /Semi	Major/ Minor
All Mineralized Domains	1st	60	69/95	-3	-20/-30	2	6
	2nd	90	69/95	-3	-20/-30	2	6

TABLE 14- 108 RISING TIDE DEPOSIT ESTIMATION PARAMETERS FOR GOLD BY ESTIMATION DOMAIN

14.5.1.8  Block Model Definitions

The primary consideration of the 3D model was to provide an adequate level of resolution to cope with all volume related complexity. The 3D wireframes were used to create block model volume constraints for each estimation domain. All individual estimation domains were ultimately combined to create a single block model in the local grid coordinate system. Table 14-109 summarizes the 3D block model “RisingTide_Nov2011.mdl” definition.

	Northing	Easting	RL
Minimum	3680	9500	990
Maximum	4300	10350	1170
Block Size	5	10	2.5
Sub-block	2.5	5	1.25

TABLE 14-109 RISING TIDE DEPOSIT 3D BLOCK MODEL DEFINITION (M)

The chosen block size represents approximately half the best data spacing in the Northing and Easting directions and a choice in the vertical dimension controlled by the need to appropriately represent the volume of the wireframes that define the estimation domains.

A standard list of field names and descriptions used in the block model are shown in Table 14-110.

Attribute	Type	Default	Description
au	Float	-99	Au Grade
au_oz	Calculated	-	(_xext*_yext*_zext*density*au)/31.10347
density	Float	-99	SG
krig_var	Float	-99	Kriging Variance
lodecode	Integer	-99	Lode code
mined	Integer	-99	1=yes, 2=no, 0=air
no_samp	Integer	-99	No of samples to inform a block
res_class	Integer	-99	Classification code

TABLE 14-110 RISING TIDE DEPOSIT 3D BLOCK MODEL ATTRI BUTES

Table 14-111 below confirms the close agreement of the 3D block model volumes and the original interpreted wireframe volumes, supporting the 3D model block size choice as appropriate. The total volume for the estimation domains in the block model stays within three percent from the wireframe volumes defining such domains.

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Domain	Wireframe Volume	Block Model Volume	Variance %
10	377,338	364,141	96.5
20	91,473	88,359	96.6
30	35,807	35,516	99.2
40	143,627	143,891	100.2
50	8,619	9,156	106.2
60	61,960	61,516	99.3
70	37,728	36,813	97.6
80	189,322	184,859	97.6
90	9,180	9,188	100.1
100	16,406	16,234	99
110	141,627	140,359	99.1
120	72,812	68,344	93.9
130	7,960	7,734	97.2
Total	1,193,859	1,166,110	97.7

TABLE 14-111 RISING TIDE DEPOSIT 3D BLOCK MODEL TO WIREFRAME VOLUMES CHECK

14.5.1.9  SPECIFIC GRAVITY/ BULK DENSITY ASSIGNMENT

The bulk density of the waste and mineralized rock of the final 3D block model has been assigned according to oxidation state, using the interpreted surfaces described in Section 14.2.4 to control the blocks assigned. Crocodile Gold has determined the specific gravity based on 811 measurements made by Crocodile Gold on RC drill samples using the Vacuum Pyncnometer method. The data analysis excluded historic data measured mainly by the water invasion method (293 samples) because of its higher variability and incompatibility with current geologic domains. Table 14-112 summarizes the oxidation state bulk density assignations.

Oxidation State	SG g/cm3
Oxidized	2.79
Transition - Non Mineralized	2.78
Fresh - Non Mineralized	2.96
Transition/Fresh - Mineralized	3.11

TABLE 14-112 RISING TIDE DEPOSIT SPECIFIC GRAVITY VALUES BY OXIDATION STATE

Within the final 3D block model, blocks within the mineralized domains coded fresh or transitional were assigned a value of 3.11g/cm 3 in the “density” field; those outside the mineralized domains coded fresh were assigned a value of 2.96g/cm 3 whilst those coded transition were assigned a value of 2.78g/cm 3; finally all blocks within the oxidized zone and below the topographical surface were assigned a specific gravity of 2.79g/cm 3. Blocks located above the topographical surface were assigned a zero specific gravity.

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14.5.1.10  Model Validation

Model validation has been undertaken to ensure no material error has been made in the estimation of the Rising Tide November 2011 mineral resource estimate. The validations include inspection of the audit documentation of the individual estimation runs; visual inspection of the block outcomes and input data; statistical comparisons of input data and block outcomes, and swath plots of each of the domains.

Statistical comparisons of input data and block model outcomes for the estimation domains are shown in Table 14-113.

Domain	Cut Composite Average Grade g/t Au	Block Model Average Grade g/t Au	Variance %	Percentage of Total Gold Oz	Indicated Model Average Grade g/t Au	Variance %
10	1.70	1.67	98	35.3	1.64	97
20	1.23	1.22	99	6.2	1.23	100
30	1.60	1.57	98	3.4	1.61	100
40	1.18	1.16	98	10.1	1.17	99
50	1.17	1.05	90	0.6	1.05	90
60	1.49	1.44	97	5.4	1.44	97
70	0.96	1.11	115	2.5	1.11	115
80	1.57	1.29	82	14.3	1.35	86
90	1.58	1.56	99	0.8	1.62	103
100	1.79	1.81	101	1.8	1.82	102
110	1.44	1.51	105	12.3	1.5	105
120	2.06	1.95	95	7.2	1.97	96
130	0.68	0.64	95	0.3	0.64	95

TABLE 14-113 RISING TIDE DEPOSIT MINERALIZED DOMAIN A VERAGE GOLD GRADE COMPARISONS

The estimation domain comparisons display a reasonable variation between input and outcome average grades when the total domain is reported. As can be confirmed in the visual inspection and swath plot investigations, the comparisons include small volumes in border areas of some domains containing a lower density of sample data. This results in extrapolation of the sample data into these volumes and while it is considered a reasonable estimate of the grades within these volumes, a simple statistical comparison of total volumes will not result in close comparisons for all cases. Two views of the block model for domain 10 (the most significant one in terms of contained metal) are shown to demonstrate this situation. Figure 14-69 shows composite data and blocks colored by gold grade and Figure 14-70 shows blocks colored by mineral resource classification and composites colored by gold grade. The contrasting data densities at depths are evident, supporting the assumption that relying only on raw composite to block grade comparisons can be misleading.

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4050N
3950N
3850N
3750N
3650N
9550E
9650E
9750E
9850E
9950E
10050E
10150E
North
100m
Rising Tide Mine Grid
> 0.0 au
> 0.4 au
> 1 au
> 3 au
> 5 au
> 10 au

FIGURE 14-69 RISING TIDE DEPOSIT DOMAIN 10 BLOCK MODEL AND COMPOSITE DATA – PLAN VIEW LOOKING DOWN DISPLAYING GOLD GRADE

4050N
3950N
3850N
3750N
3650N
9550E
9650E
9750E
9850E
9950E
10050E
North
100m
Rising Tide Mine Grid
Indicated
Inferred
Unclassified
> 0.0 au
> 0.4 au
> 1 au
> 3 au
> 5 au
> 10 au

FIGURE 14-70 RISING TIDE DEPOSIT DOMAIN 10 BLOCK MODEL AND COMPOSITE DATA – PLAN VIEW LOOKING DOWN DISPLAYING MINERAL RESOURCES CLASSIFICATION

Comparison of the Indicated portions of the estimation domains shows that the comparison to average composite grades agrees within a 15% tolerance.

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Data is analyzed by northing and easting for each domain. Reproduced below are some example swath plots for domain 10 (Figure 14-71) and domain 80 (Figure 14-72).

Rising Tide - Domain 10
Rising Tide - Domain 10

FIGURE 14-71 RISING TIDE DEPOSIT DOMAIN 10 SWATH PLOTS BY NORTHING (LEFT) AND BY EASTING (RIGHT)

Rising Tide - Domain 80
Rising Tide - Domain 80

FIGURE 14-72 RISING TIDE DEPOSIT DOMAIN 80 SWATH PLOTS BY NORTHING (LEFT) AND BY EASTING (RIGHT)

The swath plots demonstrate that where there is regularly spaced data the block model reflects that data. The plots also highlights that a paucity of drilling results in parts of the model that rely on only a few measured points are therefore less likely to match local composite data, and are of reduced certainty and increased risk.

14.5.1.11  Mineral Resource Classification

The Rising Tide mineral resource estimate has been classified in accordance with the CIM guidelines and National Instrument NI 43-101. This classification was based upon information provided by Crocodile Gold and outcomes of the estimation processes undertaken by Geostat Services. Assessment criteria include data integrity, drillhole spacing, sample locations, sampling density, and lode geometry, geological confidence and grade continuity. Consideration has been given to the estimation technique and the risks associated with extrapolation of sample data.

The mineral resource has been classified as Indicated and Inferred; no Measured mineral resources have been identified.

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14.5.1.12  Data Spacing and Distribution

The Rising Tide model has been shown in validation to be subject to varying drillhole density and sample location in relation to the lode geometry. In most lodes the drilling is regular and of sufficient density but subject to decreasing densities in border areas. The block model outcomes in low density areas are considered to be higher risk and are classified with less confidence than denser parts.

14.5.1.13  Orientation of Data in Relation to Geological Structure

The orientation of the deposit is interpreted to be close to horizontal and the drilling is considered to be appropriately targeted for this geological orientation.

14.5.1.14  Deposit Dimensions

The mineralized portion of the Rising Tide deposit extends within drill testing from 3,725 to 4,225m in Northing with extension beyond drilling of up to 12.5m; within the Easting plane the deposit extends within drill testing from 9,550 to 10,325ms with extension beyond drilling of up to 12.5m; in the vertical the dimensions of the mineralization are tightly constrained by drilling extending from surface (at approximately 1155mRL) to 1015mRL. The dimensions of the mineralization are adequately defined by the available drilling with limited and acceptable extensions beyond data.

14.5.1.15  Estimation and Modelling Techniques

The estimation methodology used for the mineralization style is considered appropriate by the QP’s based on experience with similar deposit types. It is shown to represent reasonable unbiased reproductions of the input data in areas of adequate sampling. Outside areas of adequate sampling the resource classification is such as to reflect the uncertainty of the estimate. The validation methods used also demonstrate the adequacy of the methodology used.

14.5.1.16  Moisture

The estimate has been made on the basis of dry tonnes.

14.5.1.17  Classification

All material within the mineral resource interpretation has been classified to represent the QPs’ opinion of the risk in the mineral resource estimated. Within the mineralized estimation domains that have been defined on a plus 0.4g/t gold cut off, it is assumed that some of the material will form dilution to the mining of higher grade material. For reporting purposes the mineralized material has been reported with a lower cut off of 0.7g/t Au within the interpreted wireframes. The classification of the Rising Tide mineral resource into Indicated and Inferred as set out below reflects the Company’s view of this deposit, as it is currently defined.

14.5.1.18  Selectivity Assumptions

The resource estimate contains implicit assumptions of mining selectivity represented by the block size of 5m x 10m x 2.5m (Y x X x Z).

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14.5.1.19  Discussion of Relative Accuracy / Confidence

At this stage no quantitative testing of the accuracy of the estimate or establishment of confidence limits has been undertaken.

14.5.1.20  Recommendations

The Rising Tide deposit is considered to be defined sufficiently well with a high confidence in the mineral resource model.

However, in order to improve the quality of the estimated mineral resource, it is recommended that current bulk density assignations be confirmed with measurements on core samples that would take into account the natural porosity of the rock

In addition, the re-assay of selected samples included in the historic portion of the database (prior 1998) is also recommended to compensate for the lack of QA/QC results for that period.

14.5.2 MINERAL RESOURCES GENERATED PRIOR TO NEWMARKET GOLD

Crocodile Gold previously reported on several other deposits in the Burnside area. These will be reported without change in this update as no new data has been capture and no updated models have been completed.

Below is an extract from the 2013 technical report on mineral resources and mineral reserves. This summarizes the methodology of the past mineral resources previously reported.

14.5.2.1  Western Arm

Introduction

In 2012 Crocodile Gold requested Cube Consulting (“Cube”) to undertake an audit of the current resource estimate for the Western Arm deposit, located in the Howley Field, of the Pine Creek Geosyncline, NT. Cube has conducted a review of the available reports, the digital database, the estimation data, the mineral resource model and grade tonnage reports pertaining to the Northern Gold NL (NGNL) March 2001 Resource estimate (Hardy and Hague 2001a). All data has been sourced from Crocodile Gold and a complete file listing is attached for reference.

This review is desktop in nature and focused primarily on identifying material issues pertaining to the current reported mineral resource (NGNL 2001).

The database available can be confirmed as the one used by NGNL in 2001. It contains digital summary geological and oxidation logging and a gold value with lab repeats and associated sample number.

The drillhole database was extensively reviewed and verified by Hardy and Hague (2001a) (Hardy and Hague 2001a).

Details of the NGNL 2001 block model are documented in Hardy and Hague 2001 (Hardy and Hague 2001a). Hardy and Hague (2001) (Hardy and Hague 2001a) used MIK to estimate gold grade for Western

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Arm, inclusive of a block support correction to 5mE x 8mN x 2.5mRL SMU’s using the lognormal-normal method. They further subdivided the four aforementioned domains into Oxide and Fresh portions for gold grade estimation, resulting in a total of 8 distinct estimation domains.

Cube has made the following observations, which are supported by the Author, with respect to the parameters and methodology used by Hardy and Hague (2001) (Hardy and Hague 2001a) for the geostatistical gold grade estimation:

  Hardy and Hague (2001) (Hardy and Hague 2001a) were able to generate experimental indicator correlograms (a tool they favored over the use of traditional variograms). The correlogram model parameters appear to be reasonable but no mention is made of which subset of the composite data was used in the modeling process (the same set of indicator correlogram models was used for all the gold grade estimation domains). The anisotropy rotations are parallel to the major grid axes and do not reflect the continuously varying dip of the folded lodes.
  There is no indication as to whether the median or mean bin grades have been used in the calculation of e-type estimates.
  The search neighborhood rotations documented by Hardy and Hague (2001) (Hardy and Hague 2001a) match the rotations specified for the indicator correlogram models. A relatively high minimum of 16, 16 and eight samples was required to generate an estimate for the mineral resource confidence categories 1, 2 and 3, respectively. Cube concluded that the search neighborhood parameters used were sub-optimal and could be somewhat improved.
  It is unclear how Hardy and Hague (2001) (Hardy and Hague 2001a) combined the MIK estimates from the various estimation domains. Since there are a large number of blocks, which straddle the boundary between the various estimation domains, one would expect that some form of proportional combination may have taken place.
  Cube cannot comment on the block support correction procedure completed by Hardy and Hague (2001) (Hardy and Hague 2001a) since there is no detailed record of the path followed to complete this step.

The mineral resource summary provided by Hardy and Hague (2001) (Hardy and Hague 2001a) was compared to a block model report generated by Cube. Cube concludes that the block model file provided reflects the result of Hardy and Hague’s (2001) (Hardy and Hague 2001a) study.

Cube reviewed the block model visually and using swath plot comparison to composite data. The swath plot comparison of the block model e-type grades to composite grades were made (see Figure 14-73 below) and the comparison is reasonable, although the estimate is consistently higher by a small margin than the composite data. The composite file used for this comparison includes all composite data – both mineralized and un-mineralized. This indicates that the block model has the un-mineralized domains estimated and diluted into the panel grades (e-type grades). Cube is not clear exactly how this has been done from the documents reviewed. The result is however that the e-type grades are on large support and unsuitable for any meaningful mining evaluation studies. The MIK results with their change of support assumptions should be used for this purpose.

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Conclusions and Recommendations

Cube suggested and the Author agrees with the primary recommendations made by Hardy and Hague (2001a) (Hardy and Hague 2001a), which are as follows:

  The collection of a more representative suite of bulk density samples, preferably by diamond core drilling.
  Additional assay sample quality control would be desirable.

The work undertaken by Hardy and Hague in 2001 is a diligent and thorough study with a significant effort put into the validation of the data and analysis of the available sample QA/QC. The modeling approach is reasonable and diligent as far as Cube can tell. There appears to be no fatal flaws in the mineral resource estimation methods applied by Hardy and Hague (Hardy and Hague 2001a), however, there are a number of questions, which cannot be answered around the details of some of the parameters that were used. A number of parameters (e.g. search neighborhood rotations) appear to be sub-optimal and could, in Cube’s opinion, be improved upon. It is possible, using modern geostatistical methods, to better deal with the folded geometry of the deposit. Finally, Cube is uncertain as to how the component parts of the geology and gold grade estimates were utilized and combined.

A significant proportion of the 2001 mineral resource model has been classified class 1 – equivalent to Indicated. With the supporting data available (using the work done by Hardy and Hague and the sources detailed in Hardy and Hague) and after a check estimate the class 1 portions of the mineral resource would in all likelihood be classified as Indicated.

Cube understood that a significant quantity of original supporting data is available in hard copy form. It is recommended that this information be collated, reviewed and digitally data based. This would have a number of benefits, firstly, it preserves the work undertaken so far which has some considerable value to the company; secondly this facilitates the QP to ascertain if additional QA/QC data has been overlooked and if further QA/QC data is required. This has been completed during 2015 with the Author confident in the data matching from hard copies into the database. This process will continue before a model update is completed.

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Cube recommends, and the Author agrees that, a thorough search is conducted for any remaining core from this deposit. If the core can be located and catalogued it can be used for additional confirmation sampling and assaying and if of suitable quality facilitate additional density determinations. This work has commenced.

It is Cube’s opinion, to which the Author agrees that, a re-estimation of the Western Arm model would be of benefit in providing confirmation of the existing model, by comparison to an alternate modeling method. Such a re-estimate would benefit greatly from additional bulk density readings, especially in the oxide zone.

14.5.2.2  Bon’s Rush

Introduction

In 2012 Crocodile Gold requested Cube Consulting (“Cube”) to undertake an audit of the current mineral resource estimate for the Bon’s Rush deposit, located approximately 28km east of Adelaide River in the Northern Territory, Australia. Cube has conducted a review of the available reports, the digital database, the estimation data, mineral resource model and grade tonnage reports pertaining to the Northern Gold NL (NGNL) June 2001 Resource estimate (Hardy and Hague 2001b). All data has been sourced from the Crocgold data room.

This review is desktop in nature and focused primarily on identifying material issues pertaining to the current reported mineral resource (NGNL 2001).

The database available can be confirmed as the one used by NGNL in 2001. It contains digital summary geological and oxidation logging and a gold value with lab repeats and associated sample number.

The drillhole database for Bon’s Rush deposit has been extensively reviewed and verified by Hardy and Hague (2001) (Hardy and Hague 2001b). During a site visit in 2015 the Author was able to identify the drilling collars to confirm their location in relation to the database.

Hardy and Hague (2001b) (Hardy and Hague 2001b) used MIK to estimate probabilities for two domains – these two domains were based on a subdivision of lode and non-lode assays. The lode portion consists of three wireframed domains trending north-northeast and dipping steeply to the northwest. The cut-off grade or other possible criteria used to model these wireframes are unclear, the lower cut-off used appears to be low and Cube would interpret this to indicate geology logging attributes were also used to define the mineralization. It is unclear from the documentation how the estimation of the domain probabilities was used in the subsequent estimation of gold grade.

Hardy and Hague (2001) (Hardy and Hague 2001b) used Multiple Indicator Kriging (MIK) to estimate gold grade for Bon’s Rush, inclusive of a block support correction to 5mE x 5mN x 3mRL SMU’s using the lognormal- normal method. They further subdivided the four domains into Oxide and Fresh portions for gold grade estimation, resulting in a total of 8 distinct estimation domains.

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Cube has made the following observations with respect to the parameters and methodology used by Hardy and Hague (2001) (Hardy and Hague 2001b) for the geostatistical gold grade estimation:

  Hardy and Hague (2001) were unable to generate robust experimental indicator correlograms (a tool they favored over the use of traditional variograms). They therefore based the indicator correlogram models on correlogram maps (i.e. a spider diagram). The correlogram model parameters appear to be reasonable but the definition of the spatial structure is considered by Cube to be of low confidence. The same set of correlogram models was used for all the gold grade estimation domains.
  Hardy and Hague (2001) (Hardy and Hague 2001b) further subdivided the lode and non-lode domains into Oxide and Fresh portions for MIK estimation of gold grade. Spot checks reveal that the indicator variables and bin grades for MIK have been correctly calculated. However, there is no indication as to whether the median or mean bin grades have been used in the calculation of e-type estimates.
  The search neighbourhood rotations documented by Hardy and Hague (2001) (Hardy and Hague 2001b) do not match the rotations specified for the indicator correlogram models. The search radius along strike, which has been set to 35m for both the domain and gold grade Kriging, appears to be too small relative to the drill line spacing of 100m. A relatively high minimum of 10 samples was required to generate an estimate. Cube would conclude that the search neighbourhood parameters used were sub-optimal.
  It is unclear to Cube exactly how Hardy and Hague (2001) (Hardy and Hague 2001b) combined the MIK estimates from the various estimation domains. Since there are a large number of blocks, which straddle the boundary between the various estimation domains, one would expect that some form of proportional combination has taken place.
  Cube cannot comment on the block support correction procedure completed by Hardy and Hague (2001) (Hardy and Hague 2001b) since there is no detailed record of the path followed to complete this step.

Hardy and Hague (2001b) (Hardy and Hague 2001b) have categorized the entire mineral resource model as Inferred due to the lack of quality control data, wide data spacing and inadequate bulk density data. Cube agrees with this classification and the reasons given for it.

Conclusions and Recommendations

Cube suggested, and the Author agrees with, the primary recommendations made by Hardy and Hague (2001) (Hardy and Hague 2001b), which are as follows:

  Infill drilling is required to raise the mineral resource model to a higher confidence category (i.e. Indicated or Measured);
  The collection of a more representative suite of bulk density samples, preferably by diamond core drilling;
  Additional assay sample quality control would be desirable;
  The topographic surface control could be improved by site survey.

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The work undertaken by Hardy and Hague in 2001 is a diligent and thorough study with a significant effort put into the validation of the data and analysis of the available sample QA/QC. The modeling approach is reasonable and diligent as far as Cube can tell. There appear to be no fatal flaws in the mineral resource estimation methods applied by Hardy and Hague (2001) (Hardy and Hague 2001b). However, there are a number of questions, which cannot be answered, including exact details of the parameters that were used. Some of the parameters (e.g. search neighborhoods) appear to be sub-optimal and could, in Cube’s opinion, be improved upon. In addition, Cube is uncertain as to exactly how the component parts of the geology and gold grade estimates were utilized and combined.

The Auther agrees with Cube in that a re-estimation of the mineral resource model using an alternate method to MIK would be of benefit in providing an independent check on the existing model outcome.

With a summary of the supporting information (drilling, surveying and QA/QC) that is available and a check estimation by an alternate method, Cube see no obstacles to the reporting of this mineral resource in accordance with the CIM guidelines, in 43-101 format.

14.5.2.3  Kazi

Introduction

In 2012 Crocodile Gold requested Cube Consulting (“Cube”) to undertake an audit of the current mineral resource estimate for the Kazi deposit, located approximately 160km south of Darwin in the Northern Territory, Australia. Cube has conducted a review of the available reports, the digital database, the estimation data and the mineral resource model and grade tonnage reports pertaining to the Burnside Operations Ltd (BOL) March 2005 Mineral resource estimate, reported by Harris and Dyer in March 2005 (Harris 2005). All data has been sourced from the Crocgold data.

This review is desktop in nature and focused primarily on identifying material issues pertaining to the current reported mineral resource.

The database available can be confirmed as the one used in 2005. It contains digital summary geological and oxidation logging and a single gold value.

Drill lines are oriented roughly east-west with a hole spacing along the lines of 20m, with the lines themselves spaced 20 to 40m in the north-south direction.

The 2005 report appears to be incomplete as it states the mineralization wireframes are subdivided into 4 broad lodes due to reverse faulting, (Lodes; rt100, rt200, rt300 & rt400) and is based upon a 0.4g/t Au cut-off for better continuity. In fact, there are 12 lodes interpreted with apparent consistency in the cutoff used for the interpretations for the 12 lodes. The cut-offs are quite variable with 0.1, 0.3, 0.4, 0.9 & 1.0g/t Au cut-offs used.

Cube also notes that a number of significant assay intervals are not included in mineralization wireframes.

There are 12 lodes named; 10, 20, 30, 40, 50, 60, 70, 80, 90, 100, 110, 120.

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Cube has replicated the basic statistics documented in the supplied report by coding a database using the supplied lode wireframes. As the drill holes and wireframes did not exactly match, there are some minor immaterial differences.

Top cuts have been applied to individual lodes;

  Lodes 10 to 90:             5g/t Au
  Lode 100:                     20g/t Au
  Lode 110:                     15g/t Au
  Lode 120:                    10g/t. Au

The selection of top cuts by Harris and Dyer are reasonable for the individual lodes modeled. Sensitivity analysis by Cube of various top-cut scenarios indicate the choice of top-cuts is appropriate in reducing the overestimation of metal produced from higher grade spatial outliers in the composited data.

Estimation of block grades was by Ordinary Block Kriging of composite data into individual wireframed domains.

The block model dimensions are summarized in Table 14-116 below.

Model Limits	Extent of Model	No of Blocks	Block Size
68800N – 69150N	350m	35	10m
46150E – 46400E	250m	125	2m
-120mRL – 70mRL	190m	38	5m

TABLE 14-114 BLOCK MODEL SUMMARY FOR KAZI DEPOSIT

Sub-blocking was to a minimum of 5m north, 1m east and 2.5m in RL. The interpolation used the following parameters:

1.	A minimum of four composites - maximum of 10 composites per block estimate;
2.	A initial search of 60m x 40m x 10m with a second pass expanded search (lodes 100&110 doubled, all other expanded by 1/3);
3.	Ordinary Kriging was used for the estimation.
4.	Cube sees no material issues with the estimation parameters adopted for the estimate.

Block model validation graphs have been produced by Cube for domains 90, 100, 110 and 120. The graphs do not indicate any material over or under estimation in the grades, and the mean grade block estimates are close to the mean composite grades. This is the result of the small search neighborhood used for the estimation and the regular spaced (non-clustered) data.

These graphs are presented in Figure 14-74 to Figure 14-77 below.

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Technical Report	Newmarket Gold Inc.
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The visual/graphical validation of the estimate compared with the Cube generated composite data shown above looks sound overall. There is some smoothing evident which is expected from Ordinary Kriging. The estimation in the wider spaced data regions (greater than 20m x 20m spaced drilling) that are proximal to higher grade composite data may represent a higher risk in overcalling contained metal; however, these areas have been classified as Inferred Resources by Harris and Dyer.

Conclusions and Recommendations

During the review completed by Cube no information regarding drilling methodology, sampling procedures or recoveries was available with the supplied data. This information or at least a commentary on the lack of it is essential for reporting.

Since the Cube review was completed a more detailed set of information has been sourced and provided to the Auther for review. This information outlines the drilling methodology and available sampling QA/QC data. This information has been reviewed and the commentary is below;

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Western Mining Corporation (WMC) conducted a number of drilling programs within the Kazi area during their tenure of the lease (1988 -1993) to test the gold bearing quartz-arsenopyrite zone. A Warman 1000 rig was used to drill both HQ and NQ diamond holes during their 1988/89 drilling season, which saw a total of six diamond holes drilled for 595.6 m. Only five of these holes had percussion precollars. If core was found to be mineralized, a half core sample would be taken, which would then be coarsely crushed to 1-3mm, to produce a 100-200g sub-sample. The samples were then sent to WMC laboratories in Kalgoorlie for pulverization prior to aqua-regia digest with an AAS finish. Recent efforts to locate a more detailed description for the sampling, splitting and gold analysis techniques have been unsuccessful. A similar method was used for sampling non-mineralized samples. Chip samples were collected every 10-20cm from the core section, over 1m intervals. This sample would then be coarsely crushed to 1-3mm, to create a 200g sample which would then be sent to the WMC laboratories in Kalgoorie. The sample would then undergo pulverization, prior to a 25g charge, aqua-regia digest and an AAS finish. Gold was reported in parts per million (ppm) with a detection limit of 0.02ppm Au.

WMC conducted an exploration and grade control reverse circulation drilling program, between 1988 and 1991. The programs consisted of 79 drill holes for a total of 2,475m drilled on the lease. It is believed a “T-3” drill rig was used for the program (Hardy and Hague 2001c), using a cyclone and a two tier riffle splitter. Little is known on the specific details of the rig drill size, sample techniques or sample recoveries. A 2-5kg sample was collected, which was then crushed down to 1-3mm. A 100-200g sample was produced which was then sent to WMC laboratories. The samples were then pulverized down for a 25g sample to be tested using aqua-regia digest with an AAS gold determination.

It is unclear if WMC conducted any quality control measures on any of the samples obtained during their drilling programs.

WMC drilled their holes on the Paqualin grid, which was then transformed onto the Northern Gold NL (NGNL) grid. Downhole survey points were taken, presumably by a downhole camera and it is unknown if the collar coordinates were also surveyed.

In 1993, Northern Gold NL gained ownership of the lease, which saw a number of drilling campaigns being undertaken during 1994 and 1996. This included 119 reverse circulation percussion (RCP) holes for 10,973m and five diamond holes for 1,037.5m.

Diamond drilling was undertaken by Gaden Drilling, using a Universal 650 drill rig, which drilled HQ3, NQ and NQ2 core. Core was sampled through the use of a diamond saw, which provided half a core sample for gold assaying at Assaycorp (Pine Creek). A FA50 fire assay was used for gold analysis.

Holes were geologically logged and had both downhole survey points and surveyd collar positions.

NGNL contracted out their RCP drilling to Tennant Creek drilling company Gomex Drilling. Both a truck mounted Rotmac 50 and a RCD150 drill rig was used for the drill campaigns which used a 4½ inch face sampling hammer and a 4:1 cascade rig mounted riffle splitter for sample extraction. One meter samples would be collected into two calico bags, with one bag used for assaying, while the other remained on site as reference material. Samples would be sent to Assaycorp in Pine Creek for a 50g fire assay to test for gold. Geological logs, downhole surveys and surveyed collar data are available for the holes. Field duplicates were also collected and sent to Amdel (Darwin) for gold analysis, using the FA, 50g fire assay methology. Results from the internal QC programme of laboratory duplicates are seen in Figure 14-78 and Figure 14-79 below.

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This additional information gives the Author confidence that the drilling was completed to a standard that is appropriate for reporting mineral resources and therefore this mineral resource is suitable for inclusion in this technical report.

Original / Duplicate Assays - Kazi RC by AssayCorp FA50 - Total Program
R² = 0.6916
Duplicate Assay (ppm)
Original Assay (ppm)
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
9.0
10.0

FIGURE 14-78 Q Q PLOT OF KAZI SAMPLE DUPLICATES

Kazi Plulp Duplicates Q Q Plot
R² = 0.9131
Duplicate Assay (ppm)
AssayCorp Original Assay (ppm)
0.0
5.0
10.0
15.0
20.0
25.0
30.0
35.0
40.0
45.0

FIGURE 14-79 Q Q PLOT FOR KAZI PULP SAMPLING

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It was found that there was a normal distribution associated with the Q Q plot from the assay data.

A summary of both exploration and mineral resource development drilling undertaken at Kazi deposit from both WMC and NGNL is given in Table 14-117 below:

Drillhole Summary for the Kazi Project Area
Company	Sample Type	No. Holes	Total Meters (m)
WMC	DDH	5	595.6
	RCP	79	2,475
NGNL	DDH	5	1,037.50
	RCP	119	10,973
	TOTAL	208	15,081.10

TABLE 14-115 DRILLHOLE SUMMARY FOR KAZI 1989 -1996

It is the opinion of the Author that the sampling is of sufficient quality that the use of an Inferred mineral resource is appropriate.

Cube has assessed the grade interpolation outcome of the mineral resource estimate and found it to be a sound global estimate of contained metal assuming the interpreted domains and data utilized are correct. There are, however, some issues regarding the interpretation and classification of the mineral resource.

Cube recommends, and the Aurther agrees that, the following steps be undertaken to bring the Kazi estimate to an acceptable standard for reporting.:

  Sourcing and collation of the supporting information and raw assay data and a review of all available QA/QC data (completed during 2015 to a standard similar to Bon’s Rush and Western Arm deposits);
  Determine bulk densities using Archimedes water immersion principal on drill core, using representative samples in oxide, transitional and fresh weathering zones and within each lithology encountered (Review of available diamond drilling core to determine the lodes available, this will be used in any mineral resource update);
  Review the BOCO and TOFR surfaces with respect to faulting as the depth of weathering is normally deeper in fractured / faulted ground;
  Review the definition of the mineralized domains, applying a lower cut-off that either is defined by grade or defined by geology, whichever is most appropriate.

A broader wireframe/envelope definition would be favored by Cube at this stage, as the current interpretation assumes a high degree of continuity between high-grade intercepts, which often results in a conditionally biased estimate. Some "lode switching" is evident in the interpretation, where the interpretation crosses natural trends to obtain higher grade intersections.

14.5.2.4  Howley Deposit

The Howley deposit mineral resource estimate was completed in early 2011 after significant amounts of drilling conducted by both GBS Gold and Crocodile Gold. This drilling was used to up-date the mineral resource. A summary of the work included is outlined below;

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Domaining

Since the Howley deposit is interpreted to be a complex overturned fold, with mineralization sub-parallel to the dolerite units within this fold complex, consideration was given to domaining of the deposit as to enable representative variography analysis of the respective lodes.

The Howley deposit was divided into 11 broad zones, on the basis of overall lode dips. Not all 11 zones are present in this illustration, with other domains present in other areas of the Howley deposit (e.g. Big Howley deposit to the north).

Block Model Creation and Extents

A 3D block model, howley_feb2011.mdl was generated using Surpac software with origin, extents and attributes defined below in Table 14 85. Parent blocks of 10m x 4m x 5m size (Y x X x Z) were subdivided into sub-blocks of 5m x 1m x 2.5m in order to fill areas adjacent to wireframe boundaries. The wireframes were used to limit the blocks available for grade interpolation, with block centroid locations used to define the blocks and sub-blocks for interpolation.

Since the Big Howley area of the Howley deposit is located 500m north of the main Howley deposit, it was decided to create a separate Surpac block model for this area, bighowley_feb2011.mdl. Table 14 118 tabulates the origin and extents of this area.

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Estimation Parameters and Methodology

Ordinary Kriging using parameters derived from the back-transformed log variograms was used to estimate Au grades for the Howley deposit. The skewed nature of the data distribution makes this technique ideal, whereas other techniques such as inverse distance interpolation assume a normal distribution, which can lead to errors if the data is not cut appropriately. Inverse distance techniques also do not utilize the information obtained from the variogram in interpolation of blocks, and thus the spatial correlation between composites is not taken into account.

Grade Interpolation

Each lode was treated as a separate hard boundary, restricting the grade interpolation to drillhole data located within each lode. A minimum of 4 samples and a maximum of 25 samples were used to interpolate grades into each block. A discretization array of 5 (north) by 2 (east) by 5 (RL) was used to refine the Kriging weights for each model block.

Two interpolation passes were conducted for all lodes. Search ellipse parameters were guided by variography ranges, with 40m x 20m x 10m used for all lodes in the initial pass of interpolation. For the second interpolation pass, search ellipses for all lodes were expanded to 80m x 40m x 20m. Only the blocks not filled by the first pass were interpolated by the second pass, and grades estimated from the first interpolation pass were left unchanged. All non-filled blocks within the lodes after these interpolation passes were left un-estimated and will not be included in the resource.

Model Validation

The Howley block model was validated by several methods, including visual validations on screen, global statistical comparisons of input and block grades, and local grade/depth relationships. The model was validated visually by viewing vertical sections and plans with spatial comparison of interpolated block grades against input composite grades to ensure grade trends were represented correctly.

Grade/Northing Validations

Figure 14-80 illustrates the Au grade/northing relationship for the Howley deposit. Both input composite data and model grade data for all lodes were averaged within 20m northing increments, and plotted together with the number of composites to assess the reliability of the block model.

Comparisons of model grades with composite grades illustrate a good reconciliation, with model grades reproducing the broad trends in composite grades. Deviations between the model and composite grades occur in areas of low data density, illustrating the need for more composites in these areas.

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Mining Reconciliation

Mining continued from the commencement of operations for Crocodile Gold until April 2012 when the small open pit called Howley West was completed. During that time a total of just over 2 million tonnes of ore (greater than 0.7 g/t Au) was mined at an average grade of 1.26 g/t Au for 84,000 ounces. During the same period the mineral resource estimate predicted a mined tonnes and grade of 1.9 million tonnes at 1.40 g/t Au for 87,500 ounces. This suggests the estimate predicted 6% less tonnes at 10% more grade for 4% less ounces. Some of this difference would have to be explained by the net effect of dilution and ore loss. It is therefore understood that the Howley mineral resource estimate predicts the tonnes and grade of the deposit well and can be used in the future with confidence.

14.5.2.5  Mottrams Deposit

Domaining

Statistics were run within the drillhole database for all constrained uncut composite data by lode and are presented in Table 14-119. No other mineralization indicators were used, as data was extracted from within wireframes.

Log histograms and lognormal probability plots of lode domains are presented below.

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Grade populations were analyzed statistically by lode, and top-cuts applied to each lode together with cut lode statistics. Some lodes, being of predominant low-grade did not necessitate the application of a top-cut.

Lode	100	200	300	400
Number	457	550	1176	959
Minimum	0.01	0.01	0.005	0.005
Maximum	18.3	8.66	15.2	12
Mean	1.17	1.18	1.29	1.15
Median	0.73	0.77	0.81	0.79
Std Dev	1.59	1.27	1.48	1.21
Variance	2.54	1.61	2.19	1.47
Coeff Var	1.36	1.08	1.15	1.06

TABLE 14- 117 MOTTRAM DEPOSIT - SUMMARY STATISTICS

Block Model Creation and Extents

A 3D block model, mottrams_nov2010.mdl was generated using Surpac software with origin, extents and attributes defined below. Parent blocks of 5m x 4m x 5m size (Y x X x Z) were subdivided into sub-blocks of 5m x 1m x 2.5m (along-strike x across-strike x RL) in order to fill areas adjacent to wireframe boundaries. The solid wireframes were used to limit the blocks available for grade interpolation, with block centroid locations used to define the blocks and sub-blocks for interpolation.

Parameter	Y	X	Z
Minimum Coordinates	5200	5150	1000
Maximum Coordinates	6200	5650	1150
User Block Size	5	4	5

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Parameter	Y	X	Z
Min. Block Size	5	1	2.5

TABLE 14-118 BLOCK MODEL SET UP AND DIMENSIONS

Attribute Name	Type	Decimals	Background	Description
au_cut	Float	2	-99	estimated Au value with top cut
au_oz	Calculated	-	-	Au ounces per block
density	Float	2	-99	SG value
krig_var	Float	3	-99	Kriging variance
lodecode	Integer	-	-99	Wireframe lode code
no_samp	Integer	-	-99	No of samples used for block estimation

TABLE 14-119 MOTTRAMS DEPOSIT - BLOCK MODEL SUMMARY

Estimation Parameters and Methodology

Ordinary Kriging using parameters derived from the back-transformed lognormal variograms was used to estimate gold grades for the Mottrams deposit.

Grade Interpolation

Each lode was treated as a separate hard boundary, restricting the Au grade interpolation to drillhole data located within each lode.

Two interpolation passes were conducted for all lodes, with a search ellipse of 25m x 20m x 5m used in the initial pass of interpolation. For the second interpolation pass, search ellipses were expanded by 50%, with only those blocks unfilled by the first pass interpolated by the second pass, and grades estimated from the first interpolation pass were left unchanged.

Model Validation

The Mottrams deposit block model was validated by several methods, including the following:

  on-screen visual validation via vertical sections and plan views, showing block grades;
  against input composites;
  global statistical comparisons of average input composites and tonnage-weighted block grades; and
  local grade/depth and grade/easting relationship plots.

Table 14-122 illustrates the reconciliation of global average input composite grades with mean block grades by lode. All lodes show a robust reconciliation between composites and model grades, with the only deviation occurring in areas of low drill density.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Rockcode	No of	Average Model	Average Cut	% Difference
100	457	1.20	1.14	6%
200	550	1.19	1.18	1%
300	1176	1.30	1.29	1%
400	959	1.13	1.15	-1%

TABLE 14-120 MOTTRAMS DEPOSIT GLOBAL VALIDATION, G/T AU

Figure 14-85 illustrates the Au grade/Northing relationship for the Mottrams deposit. Both input composite data and model grade data for all lodes were averaged within 10m northing increments, and plotted together with the number of composites to assess the reliability of the block model.

Grade/Northing Validations

Comparisons of model grades with composite grades illustrate an excellent reconciliation, with model grades reproducing the broad trends in composite grades. Deviations between the model and composite grades occur in areas of low data density, illustrating the need for more composites in these areas.

Mining Reconciliation

Mining commenced at the Mottrams deposit in December 2010 with minimal material moved prior to January 1st 2011. Mining was completed on the pit in December 2011 with a total of just under 1.3 million tonnes of material reconciled and processed at the Union Reefs mill at an average grade of 1.09 g/t Au for 44,300 ounces. This is above a 0.7 g/t Au lower cut-off. Reconciling this against the model reported in 2011 shows the estimated tonnes for the period were around 1.15 million tonnes at an average grade of 1.16 g/t Au, this suggested the mining was around 10% higher in tonnes and 6% lower in grade. This is most likely the net effect of dilution, this would need to be confirmed if more work is required on this deposit.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

14.5.2.6  North Point

Domaining

Compositing of the raw drilling sample data was necessary to establish a single support for the data to avoid bias when calculating statistics and undertaking any estimation of the data into 3 dimensional volumes. A number of items were considered when selecting an appropriate composite length; they include the original support of the raw sample data, the assumed selectivity (and therefore the block size) of the model and the imposed spatial dimensions of the interpreted mineral resource estimation domains.

An examination of sample statistics revealed that 93% of sampling within the mineralized domains is on 1 meter downhole support, with around 5% of composites around 1.5m, although sample lengths vary from a minimum of 0.1 to a maximum of 5 meters downhole.

Within the mineralized domains the drill samples were composited to 1m downhole to provide equal support data for statistical evaluation and estimation.

The effect of a small number of outlier composite grades or spatially isolated composites may have an undue effect on the estimated block grades within individual domains. The identification of outliers was undertaken using statistical tables, statistical summary charts and an investigation of the composite data in 3D visualization.

A number of high cuts or limits were identified as necessary within the mineral resource estimation domains. A statistical summary of these domains and their corresponding high cuts is shown in Table 14-123 below.

Domain	Minimum Grade g/t Au	Maximum Grade g/t Au	Mean Gold Grade g/t	High Grade Cut g/t Au	Mean Cut Gold Grade g/t
100	0.005	104	3.1	15	1.24
200	0.005	97.36	2.92	25	1.11
300	0.005	62.66	2.04	20	0.96
400	0.005	58.8	1.77	7	0.66
500	0.005	2.57	0.35	2	0.35
600	0.01	3.39	0.66	3	0.65
700	0.02	35	1.37	2.5	0.79

TABLE 14-121 STATISTICAL SUMMARY FOR GOLD IN G/T BY MINERAL RESOURCE ESTIMATION DOMAIN

Block Model Creation and Extents

The primary consideration of the 3D model was to provide an adequate level of resolution to cope with all volume related complexity. The 3D wireframes were used to create block model volume constraints for each estimation domain. All individual estimation domains were ultimately combined to create a single block model in the local grid coordinate system. Table 14-124 summarizes the 3D block model “Northpoint-120405.mdl” definition.

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December 2015	Northern Territory Operations

	Northing	Easting	RL
Minimum	9000	9800	1000
Maximum	10070	10205	1150
Block Size	5	4	2.5
Sub-block	2.5	1	1.25

TABLE 14- 122 3D BLOCK MODEL DEFINITION (M)

The chosen block size represents approximately half the best data spacing in the Northing and Easting directions and a choice in the vertical dimension controlled by the need to appropriately represent the volume of the wireframes that define the estimation domains.

A standard list of field names and descriptions used in the block model are shown in Table 14-125.

Attribute	Type	Default	Description
au	Float	-99	Au Grade
density	Float	-99	SG
krig_var	Float	-99	Kriging Variance
lodecode	Integer	-99	Lode code
no_samp	Integer	-99	No of samples to inform a block
res_class	Integer	-99	Classification code

TABLE 14- 123 3D BLOCK MODEL ATTRIBUTES

The resource estimate contains implicit assumptions of mining selectivity represented by the block size of 5m x 4m x 2.5m (Y x X x Z).

The block model used a primary block size of 4m EW x 5m NS x 2.5m vertical with sub-cells of 2.5m x 1m x 1.25m. The parent block size was selected on the basis of around 50% of the average drill hole spacing.

Estimation Parameters and Methodology

Variography was used to characterize the spatial behavior of the composite data primarily as an aid to establishing estimation parameters. Variogram stability and quality is dependent upon the statistical properties and the amount of data available within the defined domains. After an initial investigation of the gold data, one variogram model was defined for all mineralized zones. The general variogram model is detailed in Table 14.126 below.

Domain	Nugget	Stuct	Sill	Major (m)	Semi (m)	Minor (m)	Major/ Semi	Major/ Minor	Surpac Rotation
									Bearing	Plunge	Dip
All Mineralized Lodes	0.72	St1	0.08	30	60	75	2.0	3.75	355	0	-65
		St2	0.2	30	60	75	2.0	3.75	355	0	-65

TABLE 14-124 VARIOGRAM MODELS FOR GOLD BY MINERALIZED DOMAIN

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December 2015	Northern Territory Operations

The features of the variogram model for gold can be summarized as moderately high relative nugget of about 70% for the mineralized domains with a significant amount of variability demonstrated over a short range. This reflects the high variability at short range observed in visual inspection by section. Maximum range extends to 75m. This is shorter than usual mineral resource estimations as this is using grade control drilling, which is generally closer spaced than exploration or resource definition drilling

Grade Interpolation

A standard 3 dimensional, 2 pass Ordinary Kriging methodology has been used for the estimation of the cut gold 1 meter downhole composite data within each estimation domain. Table 14-127 summarizes the estimation parameters by domain. A constant minimum of 4 and maximum of 10 composites have been set for all domains on the first pass whilst a minimum of 2 and a maximum of 10 composites were used for all domains on the second pass.

Domain	Pass	Search Radius (m)	Bearing	Plunge	Dip	Major/Semi	Major/Minor
All Mineralized Domains	1st	20	355	0	-65	2	3.75
	2nd	40	355	0	-65	2	3.75

TABLE 14-125 ESTIMATION PARAMETERS FOR GOLD BY ESTIMATION DOMAIN

Model Validation

The North Point deposit block model was validated by a couple of methods, including the following:

  on-screen visual validation via vertical sections and plan views, showing block grades against input composites;
  global statistical comparisons of average input composites and tonnage-weighted block grades

Mining Reconciliation

The North Point model has been constructed above the current mining area and can be used to reconcile against mill and mining production. This is the ultimate test for these models. During 2010 a total of 477,500 tonnes of material was mined at an average grade of 1.30g/t Au. The current mineral resource estimate predicted a total tonnage of 371,000 tonnes at an average grade of 1.56g/t Au. The difference between the models is significant but in the early days of mining some 0.5 -0.7g/t Au material was mined and processed. There would also be some dilution in the models, which is not determined at this stage. Overall ounce estimation is close with the model predicting 18,600 ounces and the mining predicting just under 20,000 ounces.

14.5.2.7  Princess Louise

Domaining

No top-cut was applied to zone 300, whereas a top-cut of 5.5g/t Au was applied to zone 200. Zones 100 and 500 had 12g/t Au applied as a top-cut and zone 400 a value of 12.5g/t Au. The global statistics of the top-cut values are depicted below in Table 14-128.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Zones 100, 300, 400 and 500 have an average grade of approximately 1.0g/t Au. The variance and skewness values for zones 100, 400, 500 are similar with values of around 3 and 4 respectively.

Block Model Creation and Extents

A Surpac block model was created with Table 14-129 outlining the model extents:

Type	Y	X	Z
Minimum Coordinates	6450	9375	1000
Maximum Coordinates	7475	10203	1200
User Block Size	5	4	2.5
Min. Block Size	2.5	2	1.25
Rotation	0	0	0

TABLE 14-127 PRINCESS LOUISE DEPOSIT – BLOCK MODEL EXTENTS

Attributes were created to account for the various parameters. The details of these attributes are given in Table 14-130 below:

Attribute Name	Type	Decimals	Description
au_ok	Float	2	OK estimation
av_dist	Real	3	Average distance of samples used in interpolation
dist	Real	3	Anisotropic distance to the first sample used
kv	Real	3	Kriging Variance
material	Character	-	Material: Waste, Air, 100, 200, 300, 400, 500
num	Integer	-	Number of samples used in the interpolation
pass	Integer	-	Pass number
sg	Float	2	Specific gravity
weather	Character	-	Weathering zone: Air, Fresh, Weathered

TABLE 14-128 PRINCESS LOUISE DEPOSIT – BLOCK MODEL ATTRIBUTES

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Estimation Parameters and Methodology

Ordinary Kriging was used to interpolate grades into the model. Only the cut composite data inside each zone was used to interpolate grades into the zone. Table 14-131 below depicts the parameters used during the interpolation:

Parameter	Pass 1	Pass 2	Pass 3
Min samples	5	5	5
Max samples	15	10	10
Max samples per drillhole	5	5	5

Search distance	25	50	200

Nugget		2.1752
Sill first structure		0.577
Range first structure		8
Sill second structure		0.382
Range second structure		25

Major: Semi major		1.5
Major: Minor		2

TABLE 14- 129 PRINCESS LOUISE DEPOSIT – INTERPOLATION PARAMETERS

Grade Interpolation

From the statistical analysis above, the global statistics (average, variance and standard deviations) for zones 100, 400 and 500 are very similar with lots of data in each zone. These zones were combined into one overall domain for the purpose of variography analysis. Zones 200 and 300 have few samples to obtain meaningful variograms so these zones were also included into the domain above.

An omni-directional variogram was extracted to obtain the nugget value and a value of 2.1752 was obtained with an overall sill value of 3.1333 giving a high nugget of approximately 70% of the total sill value. This shows high variability in the grade values in the zones.

The direction that was chosen for the variogram analysis was along a strike of 20 degrees (major) and a dip of -65° towards 290°. A spread of 10° was used with a spread limit of 15m to approximate the width of the mineralized zones.

Model Validation

Figure 14-86 to Figure 14-90. Figure 14-86 below depicts the validation of the model against input composite grades. The model was divided into 50m vertical slices from south to north and compared directly against average composite grades within the same slices.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

The two lines represent the grade for the composite file (blue) and the interpolated grade (red). These two need to follow the same trend.

Mining Reconciliation

Crocodile Gold carried out two campaigns of mining at Princess Louise. The first was a trial period between September 2010 and November 2010. Mining was stopped during the wet season of 2010-11 due to the local roads being closed to heavy haulage. The second period started in June 2011 and finished in December of the same year. In that period a total of 434,000 tonnes of material was mined and trucked to Union Reefs for processing. The average grade of the material was 1.17 g/t Au for 16,300 ounces. During the same period the reconciled mineral resource estimate predicted around 424,000 tonnes of material at an average grade of 1.38 g/t Au for 18,800 ounces, therefore the tonnes predicted well but the grade call was around 14% higher than achieved. This would need to be reviewed before any future mining was planned.

14.5.2.8  Fountain Head

Domaining

Statistics were run within the drillhole database for all constrained uncut composite data by lode, and are presented in Table 14-132. No other mineralization indicators were used, as data was extracted from within wireframes.

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December 2015	Northern Territory Operations

PARAMETER/ LODE	L20	L30	L40	LV
Number	600	683	795	1045
Minimum g/t Au	0.005	0.005	0.005	0.005
Maximum g/t Au	14.8	150	125	115
Mean g/t Au	0.94	2.24	1.61	2.34
Median g/t Au	0.36	0.43	0.43	0.40
Std Dev	1.84	8.64	7.07	8.14
Variance	3.37	74.59	49.91	66.22
Coeff Var	1.96	3.85	4.38	3.48

TABLE 14-130 FOUNTAIN HEAD UNCUT COMPOSIT STATISTICS BY LODE (G/T AU)

FIGURE 14-91 FOUNTAIN HEAD LOG NORMAL HISTOGRAM PLOT L20 LODE

FIGURE 14-92 FOUNTAIN HEAD LOG NORMAL HISTOGRAM PLOT L30 LODE

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December 2015	Northern Territory Operations

Block Model Creation and Extents

A 3D block model, FountainHead_sept2006.mdl was generated using Surpac software with origin, extents and attributes defined below in Table14-133. Blocks were subdivided into sub-blocks of 2.5m x 1m x 1.25m (along-strike x across-strike x RL) in order to fill areas adjacent to wireframe boundaries. The solid wireframes were used to limit the blocks available for grade interpolation, with block centroid locations used to define the blocks and sub-blocks for interpolation.

Estimation Parameters and Methodology

Ordinary Kriging using parameters derived from the lognormal variograms was used to estimate gold grades for the Fountain Head Project.

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Kriging Neighbourhood Analysis (KNA)

A Kriging neighbourhood analysis was undertaken for all Fountain Head lodes with the aim of minimizing conditional bias issues and determining the optimal block size, maximum search range and number of composites for use in the block model. The KNA results, the lode domain geometry and previous model parameters were all used as a guide in the determination of the final parameters. Estimation parameters selected as a result of this KNA analysis include the following:

•	An estimation block size of 5mE x 2mN x 2.5mRL;

•	A maximum of 25 composites used to estimate a block for all lodes;

•	A minimum of 4 composites used to estimate a block for all lodes; and

•	A maximum search range of 40m for all lodes.

Grade Interpolation

Each lode was treated as a separate hard boundary, restricting the Au grade interpolation to drillhole data located within each lode. As an example, a block in the footwall could use hinge composites for interpolation as well as footwall composites, provided they were within the applicable search ellipse, and composites were located within the same lode. A discretization array of 5 (east) by 2 (north) by 2 (RL) was used to refine the Kriging weights for each model block.

Two interpolation passes were conducted for all lodes, with an initial search pass of 40m x 20m x 8m, and a second search of either 60m x 30m x 12m or 80m x 40m x 16m. Only those blocks unfilled by the previous pass were interpolated by the second pass, and grades estimated from the previous interpolation pass were left unchanged.

Model Validation

The Fountain Head deposit block model was validated by several methods, including the following:

•	on-screen visual validation via vertical sections and plan views, showing block grades;
•	against input composites;
•	global statistical comparisons of average input composites and tonnage-weighted;
•	block grades; and
•	local grade/depth and grade/easting relationship plots.

A global grade validation was conducted by comparing input average top-cut composite grades with mean block grades by lode.

A good overall global reconciliation between average input composite grades and mean block grades is present, apart from the central and fault domains which show a slight underestimation of global grades. These domains contain large uninformed areas at depth and to the west, with drillhole composites bordering this area comprising low grades. These low grades have had a disproportionate influence on surrounding block grades, hence lowering the average block grade relative to the composite grade.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Model and composite grade/depth relationships were compiled for all lodes within the Fountain Head deposit, and are presented in Figure 14-94 & Figure 14-95. Both input average composite data and tonnage-weighted mean model grade data were averaged within 10m RL slices for each lode, and plotted together with the number of composites to assess the reliability of the block model.

Comparisons of model grades with composite grades for all lodes illustrate a relatively good reconciliation, with model grades reproducing the fluctuations in composite grades with respect to depth. Deviations of block grades from composite grades generally occur in areas of low composite numbers, where these composites influence a disproportionate number of model blocks, as is the case at depth and in the western area of the model.

Resource Model Validation - L20 Lode
Au Grade vs Depth
Average 2006 Model Grade
Average 2006 Cut Composite Grade
No of Composites 2006
Depth RL
Au Grade

FIGURE 14-94 FOUNTAIN HEAD AU GRADE/DEPTH PLOT – L20 LODE

Resource Model Validation - L30 Lode
Au Grade vs Depth
Average 2006 Model Grade
Average 2006 Cut Composite Grade
No of Composites 2006
Depth RL
Au Grade

FIGURE 14-95 FOUNTAIN HEAD AU GRADE/DEPTH VALIDATION PLOT – L30 LODE

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December 2015	Northern Territory Operations

Grade/Easting Validations

Figure 14-96 and Figure 14-97 illustrate the model and composite grade/Easting relationships, based on 20m vertical slices from east to west.

Resource Model Validation - L40 Lode
Easting vs Au Grade
Au Grade
No of Composites
Easting

FIGURE 14-96 FOUNTAIN HEAD AU GRADE/EASTING VALIDATION PLOT – L40 LODE

Resource Model Validation - LV Lode
Easting vs Au Grade
Au Grade
No of Composites
Easting

FIGURE 14-97 FOUNTAIN HEAD AU GRADE/EASTING VALIDATION PLOT – L50 LODE

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

14.5.2.9  Tally Ho

Domaining

Six lode domains were delineated for the Tally Ho deposit by GBS Gold, using the approximate geological boundaries of broad quartz veins, which equates to a 0.4 g/t Au lower cut-off. The 200 Lode, being the largest lode is subdivided into 4 domains (201 to 204) on the basis of geometry for statistical and geostatistical analysis. A nominal surface was constructed separating the shallow-dipping and steep-dipping quartz veining of this lode into two sub-domains. These two sub-domains were further divided by another sub-vertical surface at approximately 9775mE to represent different lode trends.

Lode 300 was sub-divided at 9675mE and 9810mE into three domains (301 to 303) based on different trends within the lode. It represents the second largest lode in the deposit. Lode 100 comprises two discrete wireframes and thus formed separate domains. Lode 500 was separated at 9675mE into two domains, again on the basis of differing trends within this lode. The remaining 2 lodes (400 and 600) are small lodes, which run parallel to one of the four main lodes. Neither of these lodes has been subdomained.

Statistics were run within the drillhole database for all constrained uncut composite data for the Tally Ho deposit, and are presented in Table 14-134. No other mineralization indicators were used, as data was extracted from within wireframes.

Block Model Creation and Extents

A 3D block model, tallyho_april2008.mdl was generated using Surpac software with origin, extents and attributes defined below in Table 14 96Table 17.5. Blocks were subdivided into sub-blocks of 2.5m x 1.25m x 1.25m (along-strike x across-strike x RL) in order to fill areas adjacent to wireframe boundaries.

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December 2015	Northern Territory Operations

The solid wireframes were used to limit the blocks available for grade interpolation, with block centroid locations used to define the blocks and sub-blocks for interpolation.

Model Parameters	Y	X	Z
Minimum Coordinates	9700	9500	870
Maximum Coordinates	10000	9950	1120
Model Extent	300m	450m	250m
Parent Block Size	5m	10m	5m
Minimum Block Size	1.25m	2.5m	1.25m
Attribute	Type	Description
au au_oz	Float	Au estimate grade
resclass	Calculated	Au ounces per block
density	Integer	Classification code
krig_var	Float	SG
domcode	Real	Kriging variance
lodecode	Integer	Domain code
pass	Integer	Lode code
no_samp	Integer	Interpolation pass no
	Integer	No of samples

TABLE 14-133 TALLY HO DEPOSIT BLOCK MODEL PARAMETE RS

Estimation Parameters and Methodology

Ordinary Kriging using parameters derived from the lognormal variograms was used to estimate Au grades for the Tally Ho deposit.

Kriging neighbourhood analysis was not completed for this resource estimate, as Kriging neighbourhood parameters from the previous resource estimate were deemed to be appropriate for this current model. These estimation parameters include the following:

  An estimation block size of 5mN x 10mE x 5mRL;
  A maximum of 25 composites used to estimate a block for all lodes;
  A minimum of 4 composites used to estimate a block for all lodes; and
  A maximum search range of 30m for all lodes.

Grade Interpolation

Each lode was treated as a separate hard boundary, restricting the Au grade interpolation to drillhole data located within each envelope. Some lodes were sub-divided into domains on the basis of changes in strike and/or dip with respect to easting (Table 14-136). Soft boundaries were created between domains within each lode, with blocks in each domain able to utilize composites in the other domains of the same lode if located within the search ellipse. A discretization array of 5 (east) by 5 (north) by 5 (RL) was used to refine the Kriging weights for each model block.

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December 2015	Northern Territory Operations

Three interpolation passes were conducted for all lodes with an initial search ellipse of 30m x 15m x 10m used. A second pass with search dimensions increased to 45m x 23m x 12.5m and a third pass with search dimensions increased to 60m x 30m x 15m were conducted, with only those blocks unfilled by the previous pass interpolated. Grades estimated from the previous interpolation pass were left unchanged.

Four domains (110, 240, 330 and 520) had some unfilled blocks after all interpolation passes. These domains included extrapolated areas at depth with no drill coverage, and blocks in these areas were not filled despite using a doubled search ellipse on the third interpolation pass. Hence, it was deemed appropriate to leave these blocks unfilled.

Model Validation

The Tally Ho deposit block model was validated by several methods, including the following:

  on-screen visual validation via vertical sections and plan views, showing block grades against input composites;
  global statistical comparisons of average input composites and tonnage -weighted block grades; and
  local grade/depth relationship plots. A global grade validation was conducted by comparing input average top-cut composite grades with mean block grades by lode, with results tabulated in Table 14-137

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

LODE	NO OF COMPOSITES	COMPOSITE MEAN AU	MODEL MEAN AU	% DIFFERENCE
100	144	1.68	1.56	-7.4%
200	954	1.79	2.23	6.9%
300	363	2.05	2.19	24.4%
400	22	0.52	0.55	5.6%
500	113	1.29	1.24	-4.5%
600	21	1.14	1.17	1.8%

TABLE 14-135 TALLY HO DEPOSIT GLOBAL STATISTICAL VALIDATION OF AU INTE RPOLATED GRADES G/T

Global reconciliation between average input composite grades and mean block grades is around 5% for most lodes, with the exception of lode 200. High-grade composites from THRC106 have spread high-grades down-plunge without any surrounding constraints, and thus these composites have had a disproportionate influence on surrounding blocks.

Model and composite grade by depth and by easting relationships were compiled for all lodes within the Tally Ho deposit, and are presented in Figure 14-98 to Figure 14-100. Both input average composite data and tonnage-weighted mean model grade data were averaged within 10m RL slices for depth comparison and 20m sections for easting comparison of all lodes, and plotted together with the number of composites to assess the reliability of the block model.

Comparisons of model grades with composite grades illustrate a robust reconciliation apart from the 500 lode, with model grades reproducing the fluctuations in composite grades. Deviations of block grades from composite grades generally occur in areas of low composite numbers (as in lode 500), where these composites influence a large number of model blocks, as expected. The graphs for model grades extend beyond the limits of composite grades for several lodes, particularly at depth, as a result of the wireframes being extrapolated beyond composite data limits.

The Easting and depth validation plots for lodes 400 and 600 are not displayed, due to the limited number of composites and the small size of these lodes.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Resource Model Validation - 100 Lode, Tally Ho Deposit
Au Grade vs Depth
Average Model Grade
Average Cut Composite Grade
No of Composites
No of Composites
Au Grade
Depth

FIGURE 14-98 TALLY HO DEPOSIT AU GRADE/DEPTH VALIDATION PLOT – 100 LODE

Resource Model Validation - 200 Lode, Tally Ho Deposit
Au Grade vs Depth
Average Cut Composite Grade
Average Model Grade
No of Composites
No of Composites
Au Grade
Depth

FIGURE 14-99 TALLY HO DEPOSIT AU GRADE/DEPTH VALIDATION PLOT – 200 LODE

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

15 MINERAL RESERVES

A summary of all mineral reserves for the NT Operations can be seen in Table 15-1 below. Descriptions on how the mineral reserves were calculated can be seen in Table 15-2 to Table 15-5.

Mineral Reserves as of Dec 31, 2015
Deposit	Category	Tonnes (T)	Gold Grade (g/t)	Oz Gold (Oz)
Cosmo UG	Proven	487,000	3.47	54,400
	Probable	445,000	3.28	46,900
	Sub-Total	932,000	3.38	101,300
Union Reefs OP (Esmealda)	Probable	244,000	1.61	12,700
Union Reefs UG (Prospect)	Probable	276,000	4.42	39,200
Pine Creek OP	Probable	1,245,000	1.55	62,100
Sub-Total Proved		487,000	3.47	54,400
Sub-Total Probable		2,210,000	2.26	160,900
Total Reserves		2,697,000	2.48	215,300

TABLE 15-1 NT OPERATIONS MINERAL RESERVE SUMMARY – EFFECTIVE DEC 31, 2015

15.1	COSMO MINE

The mineral reserve estimate for the Cosmo Mine is based on a combination of modified Avoca stoping and longhole open stoping techniques. These mining methods are described in detail in Section 16.1.

Classification	Tonnes (t)	Gold (g/t)	Gold (oz)
Proven
Underground	479,000	3.50	53,800
Stockpile	8,000	2.38	600
Proven Subtotal	487,000	3.47	54,400
Probable
Underground	445,000	3.28	46,900
Total mineral reserve	932,000	3.38	101,300

TABLE 15-2 MINERAL RESERVE CLASSIFICATION FOR COSMO AS AT DECEMBER 31, 2015

Notes to accompany Table 15-2:

1.	The mineral reserve is stated as of December 31, 2015.

2.	All mineral reserves have been estimated in accordance with the JORC code and have been reconciled to CIM standards as prescribed by the National Instrument 43-101.

3.	Mineral reserves were estimated using the following mining and economic factors:

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a.	14% dilution at 0.5g/t Au is added to all stopes, based on reconciled 2015 production.
b.	Minimum stope width of 3.0m.
c.	Stope recovery of 90%, based on reconciled 2015 production.
d.	Crown pillar recovery of 50%.
e.	15% dilution at the mineral resource grade is added to all development.
f.	Mineralization development recovery of 100% is assumed.
g.	A gold price of $A1,450/oz.
h.	An overall processing recovery of 92.0% at a cost of $28.90/t.
i.	Total mining cost used of $68.72/t.
j.	Stockpiles include Cosmo material at the Mine and Union Reefs processing facility.
k.	Tonnes are rounded to the closest 1,000t and ounces are rounded to closest 100 oz.

4.	The cut-off grade for mineral reserves has been estimated at 2.3g/t Au.

5.

Mineral reserve estimates were reviewed by Murray Smith who is a consultant with Mining Plus Pty Ltd. Mr Smith is a Member and Chartered Engineer of the Australasian Institute of Mining and Metallurgy, has over 20 years of relevant engineering experience and is the Qualified Person for mineral reserves for Cosmo Mine as per the National Instrument 43-101.

15.2	UNION REEFS UNDERGROUND - PROSPECT

The mineral reserve estimate for the Prospect underground mine is based on uphole benching with backfill. This mining method is described in detail in Section 16.2. Table 15-3 shows the mineral reserve classification figures which are inclusive of the modifying factors for mining recovery and dilution.

Classification	Tonnes (kt)	Gold Grade (g/t)	Gold (ozs)
Proven
Probable	276,000	4.42	39,200
Total mineral reserve	276,000	4.42	39,200

TABLE 15-3 MINERAL RESERVE CLASSIFICATION PROSPECT DEPOSIT UNDERGROUND AS AT DECEMBER 31, 2015

Notes for Table 15-3:

1.	The mineral reserve is stated as of December 31, 2015.

2.	All mineral reserves have been estimated in accordance with the JORC code and have been reconciled to CIM standards as prescribed by the NI 43-101.

3.	Mineral reserves were estimated using the following mining and economic factors:

a.	A 0.2m hangingwall and footwall skin has been added to the economic stope shape to allow for dilution .
b.	Minimum stope width is 2m.
c.	Stope recovery is 95%.
d.	A gold price of $A1,450/ oz.
e.	An overall processing recovery of 93% at a cost of $28.90/t.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

f.	Total mining cost of $87.10/t.
g.	Tonnes are rounded to the closest 1,000t and ounces are rounded to closest 100 oz .

4.	The cut-off grade for mineral reserves has been estimated at 2.7g/t Au.

5.

Mineral reserve estimates were prepared by Murray Smith, who is a consultant with Mining Plus Pty Ltd. He is a Member of the Australasian Institute of Mining and Metallurgy and has over 20 years of relevant engineering experience and is the Qualified Person for mineral reserves for Prospect underground as per the National Instrument 43-101.

The mining sequence includes permanent rib pillars that separate individual stopes. If a consolidated fill was introduced into the mining sequence a high proportion of these pillars could be extracted thereby potentially increasing the mineral reserve.

Sensitivity analysis conducted as part of the economic assessment shows that a 10% decrease in grade, recovery or gold price will still result in a positive NPV being maintained by the project.

A 5% decrease in metallurgical recovery or a 10% increase in costs would increase the cut-off grade from 2.7g/t to approximately 2.9g/t Au. As the mineral reserve relies on a high-grade core, an increase in cutoff grade of this range will have very little effect on the reserve.

15.3	UNION REEFS OPEN PIT – ESMERALDA

The mineral reserves for the Esmeralda deposit are based on the open pit mining techniques. The mining method is described in detail in Section 16.3.

Classification	Tonnes (t)	Gold Grade (g/t)	Gold (ozs)
Proven
Probable	244,000	1.61	12,700
Total mineral reserve	244,000	1.61	12,700

TABLE 15-4 MINERAL RESERVE CLASSIFICATION ESMERALDA OPEN PIT AS AT DECEMBER 31, 2015

Notes for Table 15-4:

1.	The mineral reserve is stated as of December 31, 2015

2.	All mineral reserves have been estimated in accordance with the JORC code and have been reconciled to CIM standards as prescribed by the National Instrument 43-101

3.	Mineral reserves were estimated using the following mining and economic factors:

a.	Dilution of 10% and mineralization loss of 5%
b.	Mining costs of $4.50/t and processing costs of $26.00
c.	A gold price of $A1,450/oz
d.	An overall processing recovery of 90%
e.	Tonnes are rounded to the closest 1,000t and ounces are rounded to closest 100 oz

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

4.	The cut-off grade for mineral reserves has been estimated at 0.7g/t Au

5.

Mineral reserve estimates were prepared by Mark Edwards who is a Member of the Australasian Institute of Mining and Metallurgy and has over 18 years of relevant experience and is the Qualified Person for mineral reserves at Esmeralda open pit as per NI 43-101.

15.4	PINE CREEK OPEN PITS

Mineral reserves for Pine Creek are set forth below. The mining method is describe in more detail in Section 16.4.

Deposit	Classification	Tonnes (t)	Gold Grade (g/t)	Gold (ozs)
Cox	Proven
	Probable	133,000	1.61	6,900
International	Proven
	Probable	860,000	1.30	35,900
Kohinoor	Proven
	Probable	129,000	2.39	9,900
South Enterprise	Proven
	Probable	123,000	2.37	9,400
Total mineral reserve		1,245,000	1.55	62,100

TABLE 15-5 MINERAL RESERVE CLASSIFICATION FOR PINE CREEK AS AT DECEMBER 31, 2015

Notes for Table 15-5:

1.	The mineral reserve is stated as of December 31, 2015

2.	All mineral reserves have been estimated in accordance with the JORC code and have been reconciled to CIM standards as prescribed by the NI 43-101

3.	Mineral reserves were estimated using the following mining and economic factors:

a.	Dilution of 15% and mineralization loss of 5% for all pits excluding International which used a mining dilution of 10%
b.	Mining costs of $4.80/t and processing costs of $33.24
c.	A gold price of $A1,450/oz
d.	An overall processing recovery of 90% for all pits excluding International, which used a recovery of 85%
e.	Tonnes are rounded to the closest 1,000t and ounces are rounded to closest 100oz

4.	The cut-off grade for mineral reserves has been estimated at 0.9g/t Au.

5.

Mineral reserve estimates were prepared by Mark Edwards who is a Member of the Australasian Institute of Mining and Metallurgy and has over 18 years of relevant experience and is the Qualified Person for mineral reserves at Pine Creek as per the NI 43-101.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

15.5	CONCLUSION ON MINERAL RESERVES

There are no known situations where the mineral reserves outlined above could be materially affected by environmental, permitting, legal, title, treatment, socio-economic or political issues. There is however some risk with any gold mineral reserve where the gold price realized may affect the overall economic viability of a mining operation.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

16 MINING METHODS

While each area outlined below has a separate mining method described all sites still utilize the Union Reefs processing facility as a single infrastructure requirement. Therefore this is described as a single project for reporting.

16.1	COSMO MINE

16.1.1 INTRODUCTION

Newmarket Gold is currently mining the Cosmo deposit as an underground mine at a current depth of 600mRL (presented in Figure 16-4). The Cosmo workings are accessed via a decline commencing from the southern wall of the Cosmo open pit. The current mining activity is centered on the Eastern Lode, utilizing Avoca-style cut and fill stoping with regional sill and crown pillars.

16.1.2 GEOTECHNICAL

16.1.2.1  Geotechnical Zones

Mineralization at Cosmo Mine generally occurs within a package of metamorphosed sediments between the Zamu Dolerite Sill and an outer thick carbonaceous mudstone unit (Pmc). The main mineralization zone on the Eastern Limb has been divided into four lodes (100, 200, 300 & 400) with three waste zones (not shown) separating the mineralization. Whilst the majority of the mineralization has come from the 100 Lode, stoping has occurred on all four lodes throughout the mine.

Figure 16-1 outlines the mineralization lodes on the Eastern Limb beneath the open pit sectioned on Northing 1520mN.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

16.1.2.2  Stope Design Criteria

Stope spans are designed using Mathew’s Stope Stability Method (Mathews, et al. 1980), with a stope stability chart, which has been calibrated from site experience (Figure 16-2).

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Input data for the stability number for individual stopes is based on drillhole information situated in the hangingwall of the stope. Stope spans are typically in the range of 12–25m in length. The main impact on stope stability is the location of the F10 Fault, which sits in the hangingwall of the 100 Lode. Dependent on the distance of the F10 Fault from the hangingwall the stope will be designed to either include the F10 inside the stope design or leave a skin of mineralization to hold the hangingwall in place. Cable bolts of 6–9m in length are also installed into the hangingwall from the level accesses to minimize over-break and damage to the mineralization drives.

Once a stope reaches its design length, the stope is backfilled with run of mine waste before the next stoping panel is opened up.

16.1.2.3  Ground Support Requirements for Decline and Level Development

In 2014 a review of the ground support requirements for Cosmo Mine was conducted by AMC (A.M.C 2014). This coincided with a change of mining contractor and a move to using mesh instead of fibrecrete as the main form of surface support. The summary of rock mass properties is presented in Table 16-1. Recommended ground support patterns are presented in Table 16-2, which are based on Barton’s Q rock mass classification system (Figure 16-3). The standard ground support pattern in use at the mine is 5.6mm diameter, 100x100mm aperture weld mesh brought down to 3.5m from the floor with a pattern of grouted split sets on a 1.4x1.5m spacing. All intersections are also pattern cable bolted with 6m long twin-strand cable bolts.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Lithology		Q minimum	Q maximum	Qualitative Description
Code	Name
Pgt	Greywacke	0.7	4.5	Very Poor to Fair
Psl	Siltstone	0.7	6.3	Very Poor to Fair
Pdz	Dolerite	0.8	3.2	Very Poor to Poor
Pmc	Carbonaceous mudstone	0.3	1.0	Very Poor
Pca	Carbonate	9.0	38.0	Good
Pca/Psl	Carbonate/Siltstone contact	0.03	0.13	Extremely Poor
Pdz/Pgt	Dolerite/Greywacke contact	0.1	0.3	Very Poor
F10	Fault	0.05	0.2	Very Poor to Very Poor

TABLE 16-1 SUMMARY OF ROCK MASS QUANITIES OF COSMO GEOTECHNICAL DOMAINS (A.M.C 2014)

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Lithology	Alternative Systems	Rock Bolts	Surface Support
Pgt, Psl, Pdz	Alternative 1	2.4m galvanized split sets installed on 2.3m spacing	FRS 75 mm nominal thickness
	Alternative 2	2.4m galvanized split sets installed on 1.4m spacing	Weld mesh 5.6mm wire, 100mm aperture, galvanized, 3.5m from floor
Pmc	Alternative 1	2.4m galvanized split sets installed on 1.8m spacing	FRS 100mm nominal thickness
	Alternative 2	2.4m galvanized split sets installed on 1.0m spacing	Weld mesh 5.6mm wire, 100mm aperture, galvanized, 1.5m from floor
Pca/Psl contact Pdz/Pgt contact F10 Fault		2.4m galvanized split sets installed on 1.4m spacing	FRS 120mm nominal thickness
Pca		2.4m galvanized split sets installed on 2.3m spacing	Weld mesh 5.6mm wire, 100mm aperture, galvanized, 3.5m from floor

TABLE 16-2 RECOMMENDED PRIMARY GROUND SUPPORT SYSTEM AT COSMO MINE (A.M.C 2014)

16.1.2.4 Decline Location

The decline is located in the hangingwall of the Eastern Lodes (Figure 16-4). This allows the majority of the decline to be hosted in the more competent Zamu Dolerite and also provides the best access to exploit both limbs of the Cosmo fold structure, being located centrally between the east and west limbs of the Cosmo Anticline.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

16.1.3 MINE DESIGN

16.1.3.1  Mining Method Description

Ore is mined by a combination of Modified Avoca and Long-hole Open Stoping when isolated stopes are extracted, which often do not require backfilling. The Modified Avoca mining method is most commonly used. Figure 16-5 shows existing development and stopes mined, plus those included in the mineral reserves for future extraction.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

16.1.3.2  Modified Avoca

Avoca mining is sequenced from the bottom up, which delays the production of stope mineralization until the lowest development drive has been completed. To reduce the delay of developing to the bottom of the mine before stope tonnes are available, sill pillars are designed at intervals within the mining sequence to allow earlier production. The sill pillars provide support for stoping below already open stopes. The location of the sill pillars are flexible to allow for variations in mineralization grade from the block model and for changes in scheduling due to the rate of decline development or mineralization extraction. Figure 16-6 to Figure 16-7 outline the development, stoping and fill sequence for the Cosmo Mine. This method allows for the stockpiling of potentially acid producing waste rock underground. The number of sill pillars remaining in mineralization may be reduced in areas of good grade by the placement of cemented rock fill (CRF) in the lowest level of the panel sequence. Stoping of the top level will be by longhole open stope using upholes from the top drill drive once extraction and backfilling of the level below is complete. Figure 16-8 outlines the sequence including CRF.

The production cycle for Modified Avoca stoping includes the following activities:

  Develop access to the mineralization with priority given to the lower of the three levels.
  Develop the sill drives within the mineralization with an order of priority from the lower level up.
  Mine slot rises at the starting point for each stoping panel.
  Drill long holes between the levels.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations
  Blasts the production rings and extract the mineralization.
  Fill the empty section of stope with waste and continue the drill, blast and bog cycle.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

16.1.3.3  Cut-off Grade

Table 16-3 shows the cut-off grade assessment that has been undertaken for the Cosmo Mine. The inputs are based on the 2016 budget mining costs at the Cosmo Mine and milling costs at the Union Reef process plant (Table 16-4). This cut-off grade is applied to all stopes and covers all operating costs. Each stope or group of stopes on each mining level is tested to ensure that the level generates a positive cash flow after accounting for all operating and capital development required to access and to recover these stopes.

Any marginal development mineralization, which is mined in the process of accessing these economic stopes is also included in the mineral reserves. This is only applied if the development material had to be trucked to surface anyway and does not displace higher-grade mineralization from the mill.

Cut-off Grade Calculation	Units	$/t (mineralization)
Metal Price ($/oz)	A$	1,450
Mining Dilution	%	14%
Mining Recovery	%	90%
Processing Recovery	%	92%
A$/g Recovered	A$/g	42.89
Total Mining Costs	A$	$68.72
Total Processing Costs	A$	$28.90
Total Costs	A$	$97.62
Cut-off grade g/t Au	g/t	2.30

TABLE 16-3 COSMO MINE CUT-OFF GRADE CALCULATIONS

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Operating Costs (Mining)	$/t (mineralization)
Mining Fixed Costs	$12.29
Power & Fuel	$7.52
Stope Production Costs	$19.99
Technical Services	$1.75
Geology	$6.32
Mineralization Haulage	$6.41
Camp Costs- Cosmo	$4.59
Processing	$28.90
Administration	$8.12
Cosmo Maintenance	$1.75
Total	$97.62

TABLE 16-4 MINE OPERATING COSTS

16.1.3.4  Material Handling

All underground production mineralization is trucked via the decline to the surface ROM stockpile adjacent to the Cosmo open pit. Mineralization is then loaded into on-highway haul trucks to be transported 67km to the Union Reefs processing plant.

Development waste is used for stope backfill as dictated by the production schedule. Waste not immediately required for backfill is typically stockpiled underground close to stope backfill locations. Occasionally when there is insufficient capacity to stockpile waste underground it is brought to surface and stockpiled in the Cosmo pit for future use as stope backfill.

16.1.4 MINE DESIGN GUIDELINES

16.1.4.1  Design Parameters

The mine design parameters used in the design of the Cosmo Mine are summarized in Table 16-5.

Item	Size	Gradient
Decline	5.5m H x 5.5m W	1:7 down
Decline stockpile	5.5m H x 5.5m W	1:50 up
Level Access	5.5m H x 5.5m W	1:50 up
Level Stockpile	7.5m H x 5.5m W	1:50 up
Vent Access, Escapeway access	5.0m H x 5.0m W	1:50 up
Ore Drives	5.0m H x 5.0m W	1:50 up
Sumps	5.0m H x 5.0m W	1:7 down
Ventilation Rises (Long hole)	5.0m H x 5.0m W	vertical
Ventilation Rises (Raise bore)	4.5m diameter	vertical
Escapeway Rise (Raise bore or Airleg rise)	4m diameter	60 < Ø < 75 degrees

TABLE 16-5 DESIGN PARAMETERS

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

16.1.4.2  Mining Sequence

The mining sequence is bottom up in panels of three or four levels. The sequence for each mining block commences once the decline has reached the level of the lower access. The lower levels have priority as stoping of the top level can only commence upon completion of the lower two levels. Stoping on each level retreats from the northern and southern extents back to a central access. Stopes on the upper levels of a panel with no stopes beneath can commence prior to the lower levels.

16.1.4.3  Decline Development

Access to the mineral resource would be via a continuation of the current decline commencing from the 600mRL down. Decline standoff is kept at a minimum of 30m from planned stope voids.

16.1.4.4  Level Development

Truck-loading stock-piles (20m in length) are mined mid-way along these accesses, necessitating decline dimensions to be maintained for the first 25m to 30m of level access development. Beyond this point level access dimensions are reduced to mineralization drive dimensions. A sump is mined prior to the access intersecting the mineralization. The Level access development gradient of 1:50 allows mine production water to report to sumps on the level access. Life of Mine lateral development is shown in Table 16-6.

Cosmo Mine Development (m)
Decline	0
Access	335
Drill Drive	181
Stockpile	80
Ore drive	1,165
Total	1,761

TABLE 16-6 LATERAL DEVELOPMENT

16.1.4.5  Crown Pillar

The crown pillar includes all mineral reserves that currently sit above the 955mRL and below the base of the Cosmo pit at the 1000mRL. Development of an intermediate level at the 975mRL will be required prior to stoping of crown pillar. Stopes above the 975 drive cannot be mined until the tailings (2.25M m3) are removed from the Cosmo open pit. The associated capital cost for the tails removal has been considered and is included in the summary of capital costs in Table 22-1. A conservative recovery factor of 50% has been applied to the crown pillar stopes above 975mRL.

16.1.5 VENTILATION

16.1.5.1  Ventilation Circuit

The mine is ventilated by drawing fresh air down the decline and also down a main intake rise in the Cosmo Pit (Figure 16-9). A 250kW fan located on an exhaust rise in the Cosmo pit and twin-500kW exhaust fans located at the north end of the mine draw the air into the mine. The main air intake in the pit is also equipped with 3 x 500kW chiller plants, which are used in the wet season months (October to April) in order to reduce wet bulb air temperatures in the mine. The return air rise in the center of the mine returns air from the 855mRL to surface. The northern exhaust system returns air from the lowest active part of the mine (605mRL) to surface.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

16.1.5.2  Airflow Requirements

Airflow requirements for the mine are based on an allowance of 0.05m 3/s per kW of diesel-powered equipment. Currently, 460m3/s of air is exhausted through the twin 500kW exhausting system at the northern end of the mine and one 250kW fan in the center of the mine. Total mine requirements based on dilution of diesel exhaust was 250m3/s in January 2016 (Table 16-7).

Equipment	Maximum Number	kW Rating	Airflow Required (m3/s) per Unit	Total Airflow Required (m3/s)
Twin Boom Development Jumbo- Sandvik DD421C	1	110	5.5	5.5
Production Long Hole Drill Rig- Sandvik DL431C	1	110	5.5	5.5
Cable bolting Drill Rig- Sandvik DL421C	1	110	5.5	5.5
Loader- Sandvik LH621	2	352	17.6	35.2
Loader- Sandvik LH517	1	285	14.25	14.3
Underground Dump Truck- Sandvik TH663	3	567	28.35	85.1
Charge Up unit- Normet Charmec	1	110	5.5	5.5
Integrated Tool Carrier- Volvo L120/CAT IT28G	2	180/107	9/5.4	14.4

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Equipment	Maximum Number	kW Rating	Airflow Required (m3/s) per Unit	Total Airflow Required (m3/s)
Grader - Caterpillar 12M	1	180	9	9
Spraymec 6050W	1	75	3.75	3.75
Concrete Truck	1	110	5.5	5.5
LVs - V8	6	151	7.55	45.3
LVs -6cyl	4	75	3.75	15
Total Required				250

TABLE 16-7 AIRFLOW REQUIREMENTS

16.1.5.3  Raise Sizes

The velocity of air in a return air rise is recommended not to exceed 20m/s. Shorter raises are excavated by longhole blasting and longer raises using a raisebore. The minimum size of any raise is 4mx4m square or 4m in diameter. The ventilation system is capable of servicing the current ventilation requirements and currently anticipated future requirements.

16.1.5.4  Backfill

Stopes are backfilled with rock generated from waste development in the decline, stockpiles and access drives. Stopes requiring CRF backfill have cement slurry delivered to a waste rock stockpile for mixing prior to placement in stope voids. Any waste rock deficit is supplemented with surplus waste rock material from surface.

16.1.5.5  Mine Services & Infrastructure

The current mine services and infrastructure at Cosmo Mine are adequate for the continuation of operations with future extensions to the electrical and ventilation circuits being completed as required.

16.1.5.6  Dewatering

The current pumping system will be maintained and extended as development progresses to access future resource additions.

16.1.6 MINING SCHEDULE

16.1.6.1  Scheduling Strategy

The scheduling strategy for the mine is:

  Bottom up mining method within the footwall of 100 Lode due to identified geotechnical domains and constraints. Where conditions allow in the hinge of the Cosmo Anticline top down open stoping is the preferred method to eliminate sill pillars and reduce costs associated with filling.
  Utilize known productivity performance of current contractor for scheduling of activities.
  Marginal stopes are reviewed individually to determine economic viability and are included if they meet an applicable lower cut-off grade. This situation may arise if a level access has already been completed and the primary vent circuit is in place, so the costs associated with these activities may not need to be borne by a marginal stope.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations
  Extend Fresh Air Rises and Return Air Rises to the lowest levels to maintain satisfactory wet and dry bulb temperatures in work areas.
  Upon completion of each 3 or 4 level mining block (75- 100m vertical) commence the stoping sequence as soon as possible.
  Sequence level by level allowing enough operational delay for the mining cycle of drilling, stoping and backfill.
  Extend escapeway to the bottom of each mining block in Fresh Air Rises prior to stoping.

The mining sequence is generally backfill constrained and requirements for rib and sill pillars are considered based on stope geometry and the specific sequencing of stopes.

16.1.6.2  Development Schedule

The lateral development quantities are presented in Table 16-8

	Cosmo Mine Development (m)
Description / Year	2016	2017	Total
Access	111	224	335
Stockpile	40	40	80
Mineralized Development Drive	537	628	1,165
Drill Drive	181		181
Total	869	892	1,761

TABLE 16-8 COSMO MINE DEVELOPMENT SCHEDULE

16.1.6.3  Production Schedule

The production schedule for the Cosmo Mine is summarized in Table 16-9.

	2016		2017		2018		Total
Mining Method	tonnes	Grade (g/tAu)	tonnes	Grade (g/tAu)	tonnes	Grade (g/tAu)	tonnes	Grade (g/tAu)	Au Oz
Production	601,713	3.37	167,353	3.63	77,357	3.50	846,423	3.43	93,394
Development	43,152	2.66	34,758	3.32	0	0.00	77,911	2.95	7,398
Total	644,865	3.32	202,111	3.57	77,357	3.50	924,333	3.39	100,792

TABLE 16-9 COSMO MNE PRODUCTION SCHEDULE

16.1.6.4  Equipment

Table 16-10 presents the current mining fleet for the Cosmo Mine. No expansion of the fleet will be required beyond these levels to enable extraction of the ,mineral reserves.

Machine	Number
Twin Boom Development Jumbo- Sandvik DD421C	1
Production Long Hole Drill Rig- Sandvik DL431C	1
Cable bolting Drill Rig- Sandvik DL421C	1

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Machine	Number
Loader- Sandvik LH621	2
Loader- Sandvik LH517	1
Underground Dump Truck- Sandvik TH663	3
Charge Up unit- Normet Charmec	1
Integrated Tool Carrier- Volvo L120/CAT IT28G	2
Grader - Caterpillar 12M	1
Fibrecrete Machine- Spraymec 6050W	1
AGI Concrete Truck	1
Diamond Drill LM75/90	2
Light Vehicle- Toyota 4WD utility	10

TABLE 16- 10 MINING FLEET

16.1.6.5  Manpower and Supervision

Cosmo Mine is a continuous mining operation running 24 hours per day 365 days per year. Supervisors, operators and maintenance personnel work a two weeks on one week off roster with 12 hour shifts alternating between day shift and night shift. Newmarket Gold support staff work either nine days on five days off, or five days on 2 days off and on either 10 or 12 hours/day.

Labor costs are incorporated in the unit costs for mining and have been included in the financial evaluation. Newmarket Gold’s Cosmo staff and the underground shift mining personnel are presented in Table 16-11 and Table 16-12 respectively.

Newmarket Gold Staff	Number
Mine Operations Manager	1
Technical Services Superintendent	1
Senior Production Engineer	1
Mine Planning Engineer	1
Geotechnical Engineer	1
Drill and Blast Engineer	2
Mining/ Ventilation Engineer	1
Mine Surveyor	2
Geology Superintendent	1
Senior UG Geologist	2
UG Mine Geologist	3
Graduate Geologist	1
Underground Geology Technician	3
Electrical Superintendent	1
Mine Electrician	1
Maintenance Supervisor	1
Light Vehicle Fitter	1
Dewatering Fitters	2
HSEC Manager	1
Medic/Safety Officer	2
Environment Officer	3
Site Administration	1
Total Staff	33

TABLE 16- 11 NEWMARKET GOLD PERSONNEL REQUIREMENTS

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Underground Contract Personnel	Contractor	Number
Project Manager	Downer	1
Mine Foreman	Downer	2
UG Supervisors	Downer	3
Safety and Training Manager	Downer	1
Safety and Training Officer	Downer	2
Maintenance Superintendent	Downer	1
Maintenance Planner	Downer	2
Electrical Supervisor	Downer	1
Site Clerk	Downer	2
Store person	Downer	3
Jumbo Operator	Downer	3
Cable bolt Operator	Downer	2
Loader Operator	Downer	9
Truck Operator	Downer	9
Shotfirer	Downer	3
Production Drillers	Downer	3
Leading Hand Service Crew	Downer	3
Service Crew	Downer	3
Grader Operator	Downer	2
Electrician	Downer	3
Leading Hand Fitter	Downer	3
Shift Fitter	Downer	6
Light Vehicle Fitter	Downer	2
Auto Electrician	Downer	2
Specialist Drill Fitter	Downer	1
Sandvik Product Support Technician	Downer	2
Diamond Drill supervisor	Boart	1
Diamond Drill Field fitter	Boart	1
Diamond Driller	Boart	7
Diamond Drill Assistant	Boart	7
Total Contractor Staff		90

TABLE 16-12 CONTRACTOR PERSONNEL REQUIREMENTS – COSMO MINE

16.2	UNION REEFS UNDERGROUND – PROSPECT

16.2.1 INTRODUCTION

The mining of the Prospect underground mineral resource at Union Reefs is both technically and economically possible. The Prospect underground mineral resource provides the potential for a source of high-grade mineralization situated right on the Union Reef mine leases within a 2.0km haul to the ROM stockpile at the mill. This report has been compiled using the current Prospect Block model, updates to economic parameters as of December 31, 2015 and information and advice supplied by:

Wayne Chapman- 2012 Prospect Underground Mine Prefeasibility Study (Chapman 2013)

Ian McEnhill – Report Geotechnical Consulting Pty Ltd (GCPL)-Prospect-310113 (McEnhill 2013)

Newmarket Gold Management and Geology

The 2013 prefeasibility study recommends one mining method to be applied to the narrow vein high grade core Lode 40 lens. The mining method applied is bottom up, up hole stope and fill in three panel increments, with uphole retreat stoping of the sill pillars. The mine plan has also included some inferred mineral resource in the lower grade Lode 30 zone due to its proximity to the core mining activity. Material is only classified as ore and included within reserves if the indicated resource grade alone is sufficient to provide an average grade greater than or equal to the relevant cut-off grade.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Since there are no material changes to the mining parameters and the mine plan, references are made within Section 16.2 of this document to the previous technical report, ‘Report on the Mineral Resources and Mineral Reserves of the Union Reefs Gold Project in the Northern Territory Australia’ with effective date December 31, 2012.

16.2.2 GEOTECHNICAL

16.2.2.1  Overview

Geotechnical Consulting Pty Ltd (GCPL) carried out a geotechnical review of the Prospect deposit in November 2012 (McEnhill 2013). The results of this review including the geotechnical zones, stope design parameters, development ground support requirements and decline location are described within the Prospect technical report with effective date December 31, 2012. These results are summarized below:

•	The Prospect deposit is hosted in a metasiltstone hangingwall and footwall, comprising greywacke and fissile shale rock units.
•	A zone of weathered siltstone is of variable depth (20 to 50 m), and stoping can commence below approximately 1150mRL.
•	The significant structure sets that have been geotechnically reviewed include the Union Fault 1 and 2 and two easterly dipping faults.
•

The Norwegian Geotechnical Institute’s (NGI) Rock Mass Quality (Q) System was used for assessment of Prospect ground conditions. Based on this, 31% of decline, access and mineralization development will occur in poor ground (Q<4) with the remaining 69% in fair and good ground (Q>4).

•	There are four geotechnical zones;
o	The weathered zone - classed as weak rock.
o	Fresh hangingwall zone – classed as strong to very strong rock
o	Fresh footwall zone - classed as strong to very strong rock
o	Mineralization zone - classed as strong rock.

Gold mineralization is associated with the Pine Creek Shear Zone, a 250m wide N-NW trending zone of deformation and shears that is the major conduit for mineralizing fluids in the region. The main mineralization zone of the mineral reserve comprises two lodes of which the narrow high grade 40 Lode occurs within the 400 Lode. There are stopes above the cut-off grade on the 30 and 31 Lodes that occur within the 300 Lode. The 200 and 300 Lodes are in the hangingwall of the 400 Lode at the southern end.

Figure 16.10 outlines the Prospect Lodes and the decline position as viewed from the south. The 200 and 300 Lodes are 100m to the south of the level access drives and are accessed from mineralization drives along the 400 Lode. The decline commences from the Lady Alice pit.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Figure 16-11 outlines the 400 Lode stopes position within the geotechnical domains described above, also viewed from the south.

16.2.2.2  Mine Design Criteria

The stope design criteria are summarized as follows.

  Level interval is 20m.
  Regional sill pillars, 16m in height to be recovered from beneath cement rock fill (CRF) sill pillars.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations
  Mining Method is bottom up in three lifts, with the lower two panels being rock filled and open stopes mined from the regional sill pillar level as dictated by future geotechnical constraints.
  A Crown Pillar left on the 1135 level below the Prospect pit floor until the end of mine life.
  Minimum stoping width of 2.0m and a maximum stope strike length of 20m.
  Rib pillars 5m wide along strike in all cases to compartmentalize the loose rock backfill, unless a low- grade zone is encountered.
  Centralized access to lodes where possible, to maximize extraction sequence.
  Arched decline profile.
  Where large wedges are not developed, ground support total capacity of 8 t/m2 comprising F51 weldmesh with 2.4m SS47 bolts on an approximate spacing of 1.1m x 1.2m.
  In areas of very poor ground, surface support with 50 to 150mm thick fibrecrete.
  In intersection spans of 6m or greater, the use of cable bolts is recommended.
  Rock bolt lengths may need to be increased in areas of higher-apex wedge formation.
  The decline is designed in the hanging wall metasiltstone at a 52m stand off from the 400-Lode hangingwall contact. The 45m standoff distance in the PFS has been retained to allow mining of the hangingwall lodes in the future.
16.2.3 MINE DESIGN

16.2.3.1  Mining Method Description

The selected mining method is a combination of up-hole benching and long hole open stoping, in a three lift bottom-up sequence. The two lower lifts are mined as up-hole bench stopes separated by rib pillars, with unconsolidated waste backfill placed in these stopes. The third lift is mined by longhole open stoping under a previously constructed cement rock fill (CRF) sill pillar in the floor of the overlying mineralization drive. There is a crown section under the previously mined Prospect Open Pit that will be mined from the 1135mRL at the end of mine life. Stopes at the northern and southern extremities of the lodes that are not under the pit will be mined as soon as access is complete along strike.

This method requires the decline to be advanced at least three levels prior to production commencing. Development driving along the mineralization utilizing a second jumbo will access the stopes at the extremities prior to production commencing on the bottom level of the sequence.

The production cycle for Benching and LHOS includes the following:

  Develop access to the mineralization
  Develop the mineralization drive to the economic extents
  Floor bench the lower level of the panel to allow CRF sill-pillar placement.
  Establish a slot rise into the floor of the level above
  Drill long holes up to within 0.5m of the level above
  Blast rings
  Bog mineralization using conventional and tele-remote techniques until stope clean
  Backfill stope from level above with waste rock

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations
  As full vertical rib pillars are required re-slot for next stope, drill long holes and continue retreating to the access.

16.2.3.2  Cut-off Grade

Table 16-13 shows the stoping cut-off grade assessment that has been undertaken for the Prospect underground mineralization. The cut-off grades have been calculated using current and estimated operating costs provided by Newmarket Gold. Processing costs are based on current costs for Cosmo Deeps mineralization (which is considered similar to Prospect mineralisationmineralization in terms of comminution and metallurgical response). Mining costs assume similar cost savings that have been experienced at the Cosmo operation between 2013 and 2015.

		Reserve Cut-off grade
Gold price	$ 1,450 / oz
Mill Recovery	93%
Operating Costs
Mining	$ 9,363,844	$ 93 / t
Processing	$ 6,796,906	$ 23 / t
Total	$ 47,189,086	$ 116 / t
Cut-off grade (Stoping)	g/t Au	2.7

TABLE 16-13 PROSPECT STOPING CUT-OFF GRADE CALCULATION

A development-only cut-off grade has been calculated based on the assumption that all fixed site costs are covered by stoping (Table 16-14).

Cut-off Grade Calculation	Units	Reserve Cut-off (Development)
Metal Price ($/oz)	A$	1450
Mining Dilution	%	0%
Mining Recovery	%	95%
Processing Recovery	%	93%
AUD $/g Recovered	A$/g	43.36
Power and Fuel	A$/t	7.6
Ore Haulage	A$/t	6.3
Processing	A$/t	28.9
Prospect Maintenance	A$/t	1.6
Total Operating Costs	A$/t	44.4
Cut-off grade (Development)	g/t Au	1.0

TABLE 16-14 PROSPECT DEVELOPMENT CUT-OFF GRADE CALCULATION

16.2.3.3  Material handling

As the Union Reefs mill facility is only 2km from the Prospect Mine, all underground production mineralization will be trucked via the decline and a surface haul road directly to a ROM stockpile adjacent to the mill.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Initially waste will be hauled up the decline to the portal and tipped into the open pit to extend the area outside the portal. Prior to the commencement of production stoping requiring back fill waste is to be placed in the southern end of the Prospect pit. Waste rock from the lower areas of the mine will be used as backfill as the schedule requires. Backfill short falls will be trucked back underground from surface stockpiles.

16.2.4 MINE DESIGN GUIDELINES

16.2.4.1  Development and Stope Design

Figure 16-13 displays development commencing from the current Lady Alice open pit that indicates the proposed mining layout for the Prospect Mine viewed, from the footwall looking east.

Ore drives will be developed at 3.4m W x 4.0m H to allow for the use of production drills with full electronic boom movement, 3.0m 3 loaders, installation of ground support coverage with a single boom jumbo and the use of 1,067mm diameter ventilation ducting.

Table 16-15 summarizes the mineralization development mineral reserve. Mineralization development that fell below the development cut-off grade has been excluded from the mineral reserve. The proposed lateral and vertical development are shown in Figure 16-14, and waste development quantities are summarized in Table 16-16.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Level	Meters	In situ Tonnes (t)	In situ Grade (g/t Au)	Recovered and Diluted Tonnes (t)	Recovered and Diluted Grade (g/t Au)	Recovered and Diluted Metal (Oz Au)
1135	502	18,624	3.38	20,487	3.07	2,021
1115	312	11,596	3.60	12,756	3.27	1,342
1095	398	14,797	3.44	16,277	3.12	1,634
1075	373	13,898	4.42	15,288	4.02	1,977
1055	368	13,706	3.76	15,077	3.28	1,592
1035	242	9,006	4.35	9,907	3.91	1,244
1015	228	8,468	2.83	9,315	2.57	770
995	217	8,075	2.48	8,883	2.25	643
Ore Development	2,639	98,171	3.58	107,988	3.23	11,223

TABLE 16-15 DEVELOPMENT MINERALIZATION INVENTORY

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Prospect Development	Meters (m)	Waste Tonnes (t)
Decline	1,219	90,815
stockpiles	318	23,788
Level Access & Lode Cross-Cuts	632	44,437
Return airway (RAW)	116	8,643
Sumps	57	3,805
Total Lateral	2,266	166,215
RAR	170	7,082
Escape way	219	1,139
Total Vertical	389	8,221

TABLE 16-16 WASTE DEVELOPMENT QUANTITIES

A ventilation airway circuit will be established from the surface. The upper 90m of the return air rise (RAR) will be a 3.5m diameter raisebore with a shaft pre-sink through the surface weathered zone to allow pilot hole boring to commence prior to the 1109mRL access being completed. Subsequent legs of the RAR between each level will be developed as long-hole drill and blast raises.

An escape way system will be established to surface, utilizing each redundant decline stockpile. The first stockpile is 200m from the portal. An 84m long shaft, 1.5m in diameter will be raisebored from the surface with a shaft pre-sink through the weathered zone. This raise will initially be used for exhaust ventilation to provide primary ventilation to the two upper levels until the first RAR section is complete. The fan will then be removed and a ladder way installed to form the escape way. The escape way system will remain a down cast fresh air source for the remainder of the mine life.

Table 16-17 summarizes the underground mineral reserve for the Prospect deposit with respect to the layout shown in Figure 16-12. The stopes are not designed to a cut-off grade but are designed around the narrow high-grade zones associated with the 30, 40 and 41 Lodes. The stopes are designed to a minimum stope width of 2.0m with a 0.2m over-break on both hangingwall and footwall to allow for unplanned dilution. Stopes that fell below the stoping cut-off grade are excluded from the mineral reserve.

Level	In situ Tonnes (t)	In situ Grade (g/t Au)	Recovered and Diluted Tonnes (t)	Recovered and Diluted Grade (g/t Au)	Recovered and Diluted Metal (Oz Au)
1135 1115 1095 1075 1055 1035 1015 995	26,188 18,944 26,053 33,583 31,343 17,044 14,694 9,100	5.09 5.92 4.73 4.75 5.75 5.39 5.58 4.52	24,879 17,997 24,751 31,904 29,775 16,192 13,959 8,645	5.09 5.91 4.73 4.75 5.67 5.19 5.57 4.52	4,073 3,418 3,764 4,871 5,423 2,702 2,500 1,257
Mineralization Development	176,949	5.22	168,101	5.18	28,009

TABLE 16- 17 STOPE INVENTORY

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

16.2.5 MINE SERVICES

Ventilation, backfill, mine services, dewatering and other infrastructure requirements and methodology are the same as described in the Prospect technical report with effective date December 31, 2012. These results are summarized below.

Ventilation:

  Ventilation will be via a conventional return air rise (RAR) supplemented by auxiliary ventilation into dead end headings.
  Fresh air will enter the mine via the portal and contaminated air will be drawn up the RAR system by a fan with a capacity of 150m3/s.
  A return air way (RAW) will be developed below each level access commencing below the 1115 level with an auxiliary fan positioned in the decline before each level access to supply air into the working areas on the level.
  Required ventilation airflow (based on 0.06m3/s/kW) is 132m3/s.

Backfill:

  Backfill material will be sourced from capital waste development of the decline and lower levels, with some backfill needing to be trammed back underground once the final levels have been developed due to completion of capital development.
  CRF sill pillar to be established in the floor of the bottom level of each three panel sequence to enable complete extraction of the sill pillar from beneath .

Dewatering:

  Both the Lady Alice and Prospect pits need to be de-watered prior to the commencement of mining. Lady Alice should be the first pit to be dewatered at an estimated volume of 307,000kL. Prospect Pit has an estimated volume of around 85,000kL. The dewatering of the Prospect pit could be deferred until development approaches the mineralization.
  Both pits must remain dewatered for the duration of Prospect mining activities.
  During wet season inflows, dewatering is to be conducted from the pit directly into Dam C.
16.2.2 MINING SCHEDULE

The Prospect scheduling strategy remains the same as described in the Prospect technical report with effective date December 31, 2012. Small changes to scheduled quantities only have resulted from the updates to the mineral reserve estimate detailed in Section 15.2.

The lateral and vertical development quantities are presented in Table 16-18 Development Schedule. There is 340m of decline and level development before mineralization driving commences. After a further 160m the mineralization driving on the second level commences.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Prospect Development	Meters
	Year 3	Year 4	TOTAL
Decline Stockpiles Level Access & Lode Cross-Cuts Return airway (RAW) Sumps Mineralisation Drive	909 213 477 94 36 1,988	310 105 155 22 21 869	1,219 318 632 116 57 2,856
Total Lateral	3,716	1,481	5,197
RAR & Escapeways	273	116	389
Total Vertical	273	116	389

TABLE 16- 18 DEVELOPMENT SCHEDULE

The production schedule for the Prospect Mine is presented in Table 16-19 mineralization Production Schedule.

Mining Method	Year 3		Year 4		TOTAL
	Tonnes (t)	Grade (g/t Au)	Tonnes (t)	Grade (g/t Au)	Tonnes (t)	Grade (g/t Au)	Au Oz
Production	18,741	4.16	149,360	5.31	168,101	5.18	28,009
Development	73,292	3.37	34,696	2.94	107,988	3.23	11,223
Total	92,033	3.53	184,056	4.86	276,089	4.42	39,232

TABLE 16-19 MINERALIZATION PRODUCTION SCHEDULE

Equipment and manpower requirements are the same as described in the Prospect technical report with effective date December 31, 2012.

16.3	UNION REEFS OPEN PIT – ESMERALDA

16.3.1 INTRODUCTION

The Esmeralda deposit is located 7 kilometers to the south of the Union Reefs processing facility. It has had a significant amount of drilling completed over the years, which was updated with a drilling campaign in October-November 2015. This new drilling has been used to develop an updated mineral resource estimate (see Section 14), which has been used to generate this mineral reserve.

The Esmeralda deposit is located in undulating topography with a significant oxidized zone, which makes the deposit a highly ranked mining area to complement material from the sulphide ore sources such as the Cosmo Mine.

The deposit is partially overlain by the Australian Pipeline Association (APA) owned Amadeus Gas pipeline and an associated 50m wide protection corridor that runs north south through the mining lease. This gas pipeline limits the potential size of any economic open pit to extract mineralization from the deposit.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Under the Energy Pipelines Act (NT) 2015 there are specific restrictions to mining in proximity to any gas pipelines, related to blast vibration and depth of any excavations adjacent to the pipeline. These restrictions have been strictly followed in the development of the mineral reserve pit designs. Discussions have commenced with the pipeline owner as to how operational risks would be managed during the project and if there is potential of changes to these restrictions conditional on a favourable site specific assessment and approvals from relevant government agencies.

16.3.2 GEOTECHNICAL

There is currently (March 2016) a geotechnical assessment program underway to determine final geotechnical parameters to be used for the Esmeralda open pits and test the currently applied design assumptions. This program consisted of drilling and logging 6 diamond holes through projected pit locations and submitting rock core samples for rock strength testing as inputs to analysis.

The assumptions used for the Esmeralda pit designs presented in this report were based on the performance of historically mined oxide open pits around the Union Reefs deposit area north of Esmeralda. Overall wall angles in oxidised zones of 50° with 5m wide berms every 15m resulting in an overall wall angle of 40° were used for the Esmeralda design. Generally oxide pits around Union Reefs have overall wall angles of around 44° (Crosby, et al. 2003), so the conservative approach used for the Esmeralda pits is seen as appropriate until the geotechnical assessment is complete.

16.3.3 MINE DESIGN

16.3.3.1  Mining Method Description

The proposed mining method at Esmeralda is conventional truck and excavator mining with mobile diesel fleet and blasting of mineralization and waste. While it is probable there is freely diggable material close to ground surface presently 100% of all rock is assumed to be required to be blasted.

A typical mining cycle would involve:

  Drilling of a blast pattern with surface drill rigs;
  Sampling of drill hole cuttings for grade control purposes;
  Marking out mineralized zones based on grade control results;
  Blasting to fragment rock into muck piles; Digging, loading and hauling mineralized material to a ROM pad and waste rock to waste dumps, and
  Re-handling of mineralization from the ROM stockpile into road trains for haulage to the mill located at Union Reefs.

16.3.3.2  Open Pit Optimization

The optimization methodology adopted for the Esmeralda Project used the latest geological block models developed for the deposit. The block models contained mineable resource codes to which Whittle specific fields have been added for use in GEOVIA Whittle-4X optimization software. Whittle-4X utilizes the Lerchs-Grossman algorithm to provide the optimum mining pit shell for a given set of mining, metallurgy and economic parameters. While the deposit is classified into one mineral resource estimation there are two distinct mining areas, Esmeralda A (eastern lode) and Esmeralda B (western lode), which have been optimized separately.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Pit optimization for open pit mines using the Lerchs-Grossman algorithm is an industry-standard approach for defining an optimum open pit shape and development of a mining sequence. The methodology relied on the preparation of a 3D block model to represent all parts of the mineralization and host rock that can reasonably influence the pit shape. A single cash surplus for each block was estimated as the difference between the revenues derived from each block, at a nominated product price, and the costs required to realize the revenue from that block. For mineralized blocks with a grade above the economic cut-off grade, the net cash flow is positive reflecting the profit that can be made by mining and treating the block to recover the product. For all the other blocks, the net cash flow is negative, reflecting the cost of mining the block to access blocks of positive cash flow.

A summary of the various input parameters and assumptions used to develop the Whittle base case costs (mining, processing and selling costs) are presented in Table 16-20 and Table 16-21. The base costs were subsequently used to generate the optimum pit shells.

Whittle Processing Parameters

The processing costs presented in Table 16-20 are inclusive of transport costs to mill, administration and maintenance costs and actual milling costs.

Deposit	Processing Cost (A$/ t)[1]	Au Recovery (%)
Esmeralda A	30	90 for oxide rock, 85 for transitional and fresh rock
Esmeralda B	30	90 for oxide rock, 85 for transitional and fresh rock

TABLE 16- 20: WHITTLE PROCESSING PARAMETERS

Whittle Revenue Parameters

Deposit	Base Au Price (A$/troy oz.)	Royalty (A$/troy oz.)	Whittle Au Price (A$/troy oz.)
Esmeralda A	1,450	29	1,421
Esmeralda B	1,450	29	1,421

TABLE 16-21: WHITTLE REVENUE PARAMETERS

16.3.3.3  Open Pit Design

Pit designs were prepared using the optimized pit shells as templates. Mine design software including Surpac and MineRP Mine 2-4D were used to prepare practical pits which incorporate haul roads and ramps with the appropriate inter-ramp slope angles.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

The mining method for the deposits within the Esmeralda project assumed a configuration of Caterpillar 777F rear dump trucks and Hitachi EX1200 hydraulic excavators for removing the overburden and mining the mineralization. The bench height selected for the deposits were 15m with mining to be completed in three 5m flitches

Newmarket Gold has employed industry-standard safe operating tolerances to design final pits for the equipment assumed. The design parameters are presented in Table 16-22 and images of the completed designs for Esmeralda A are presented in Figure 16-15.

Parameter	Unit	Esmeralda A	Esmeralda B
Overall Wall Angle	deg.	40 on main ramp wall, 45 all other walls	40 on main ramp wall, 45 all other walls
Bench Height	m	15m (3 x 5m flitch)	15m (3 x 5m flitch)
Berm Width	m	5	5
Ramp Width	m	14	14
Ramp Gradient		1 in 10	1 in 10
Mining Recovery (ore)%		95	95
Mining Dilution	%	10	10

TABLE 16-22: PIT DESIGN PARAMETERS

Table 16-23 presents the inventory and operating cash flow analysis of the Esmeralda A pits.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Item	Unit	Esmeralda A
Waste	t	845,000
Ore	t	108,000
Strip Ratio		7.81
Cut-Off Grade (Au)	g/t	0.72
Grade (Au)	g/t	1.91
Ounces Mined (Au)	oz.	6,650
Total Movement	t	953,000
Mining Cost	A$	4,606,000
Processing Cost	A$	3,248,000
Revenue	A$	8,680,000
Total Cash	A$	826,000

TABLE 16- 23 ESMERALDA A PIT DESIGN RESULTS

Images of the completed design for Esmeralda B are presented in Figure 16-15.

Table 16-24 presents the inventory and operating cash flow analysis of the Esmeralda B pits.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Item	Unit	Esmeralda B
Waste	t	493,000
Ore	t	135,500
Strip Ratio		3.64
Cut-Off Grade (Au)	g/t	0.72
Grade (Au)	g/t	1.35
Ounces Mined (Au)	oz.	6,000
Total Movement	t	628,500
Mining Cost	A$	3,037,000
Processing Cost	A$	4,066,000
Revenue	A$	7,829,000
Total Cash	A$	726,000

TABLE 16-24 ESMERALDA B PIT DESIGN RESULTS

16.3.4 MINE EQUIPMENT ASSUMPTIONS

The mining equipment list assumed for the Esmeralda project is presented in Table 16-25. It was assumed that the fleet used for mining the Pine Creek open pits would be transferred when mining at that site was complete.

Plant	Make	Model	Qty.
Drill Rig	Atlas Copco	ROCD65	2
Excavator	Hitachi	EX1200-6	2
Truck	Caterpillar	777F	11
Track Dozer	Caterpillar	D10T	1
Grader	Caterpillar	16 m	1
Water Truck	Caterpillar	773FWC	1
Light Vehicle	Toyota	Toyota-Ops	4
Light Vehicle	Toyota	Toyota-TechServices	2
Lighting Plants	Generic	Generic	4
Stemming Loader	Komatsu	WA430-6	1

TABLE 16- 25: MINING EQUIPMENT LIST

16.3.5 MINING SCHEDULE

16.3.5.1  Scheduling Strategy

When developing a mining strategy, a systematic approach was undertaken with consideration to practical limitations and regulatory constraints.

In addition the mining strategy has been developed considering all mineral reserve deposits within NT Operations. The primary source of feed is from existing and proposed underground operations with open pit projects scheduled to supplement these mineralization sources. It is therefore required that the economics for the all deposits in the NT Operations are reported.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

A joint strategy involving Pine Creek, Union Reefs and Cosmo areas allows for synergistic gains such as the sharing of assets and capital.

Cosmo will be the main ore source at the start of the mining schedule as it is the current operations. Ore will be sourced from Pine Creek, Union Reefs and Esmeralda in a logical procession that provides the best economic outcomes for Newmarket Gold.

The Esmeralda deposit has a short mine life with operations only expected to continue for less than one year. This short life means it will not be affected by the wet season which can slow open pit mining activities within the NT Operations.

16.3.5.2  Production Schedule

The production schedule for both Esmeralda A and B assumes a mining recovery of 95% with 10% ore dilution.

The key outcomes of the open cut production schedules are:

  Mine life of approximately nine months
  The open pit mineralization production is expected to total 244kt over the life of mine
  The average strip ratio over the mine life is 5.49 with an average mined Au grade of 1.61g/t.
16.3.6 MANPOWER AND SUPERVISION

It was assumed that the Esmeralda project would be mined on a 24/7 basis to complete mining operations in the nine month window of the dry season thus limiting surface water management issues with active open pits.

It was assumed that the majority of production staff would work on a 2 weeks on 1 week off roster with 12 hour shifts alternating between day shift and night shift thus requiring a total of three crews. Technical support staff would work either 9 days on 5 days off, or 5 days on 2 days off and on either 10 or 12 hours/day. A total of 60 people would be directly employed during the peak of production.

16.3.7 RESTRICTIONS ON MINE DESIGN

Due to the proximity of the Amadeus gas pipeline, which transects the Esmeralda A deposit there are some restrictions on the design of open pits. There is a 50m exclusion zone (25m either side of the center of the pipeline) where no excavation can occur. Outside this exclusion zone all pits mined have to be at least three times the distance away from the pipeline corridor as their maximum depth e.g. the base of a 10m deep pit must be at least 30m away from the edge of the pipeline exclusion zone. The south wall of the southernmost of the Esmeralda A pits was flattened to meet this requirement.

During conversations with the APA they have indicated that there is potential to loosen this 1:3 batter constraint if the geotechnical risk/issues with wall stability to the pipeline can be managed to their satisfaction. The proposed plan is to backfill this pit with waste from other areas and reducing the duration that walls are exposed could aid this. At the time of reporting this work had not been completed so the conservative approach of strictly following the 1:3 batter angle has been used for calculating mineral reserves. It is a recommendation that this work is progressed with the potential to increase the mineral reserves and improve overall economics of the Esmeralda A area.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

16.4	PINE CREEK OPEN PITS

16.4.1 INTRODUCTION

The proposed Pine Creek open pits are located on Newmarket Gold leases in the historic mining precinct to the west of Pine Creek.

Generally the deposits are located in slightly undulating topography adjacent to existing mined out and flooded open pit and rehabilitated waste dumps.

16.4.2 GEOTECHNICAL

The views and comments presented by Newmarket Gold geotechnical engineers have been based on previous pit design recommendations rather than from site specific geotechnical parameters or previous pit performance.

Due to limited data availability, the following have not been considered in the review:

  Ground water conditions
  Bedding and bedding shears (impact expected to be minimal in oxide material)
  Faults or significant structures

As the pits are largely situated in the oxide zone the impact of these site characteristics is expected to be minimal.

The International Pit is 5km away from the Cox, Kohinoor and South Enterprise pits and is also situated in the Mount Bonnie and Burrell Creek Formations. It is understood that all pits have a similar geology, comprising interbedded siltstone, mudstone phyllites and greywacke units with dolerite sill intrusions, but the degree of oxidization, ground water conditions and residual properties are not well understood for any of the pits discussed.

Pit Design Overall Wall Angles

The overall pit wall angle of 37° used in these pit designs is comparable to the 43° used in the International Pit design. It is acknowledged that the new pits are generally shallower pits with shorter mine lives. Without complete geotechnical information it is not possible to fully understand how the pit walls will perform, but an overall wall angle of 37° is considered reasonable.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Pit Design Batter Angles

The batter angles of the reviewed pit designs vary between 40° and 60° which may be at the upper end of the preferred range through the oxide material. The International design used slightly shallower angles, however, most of the pits reviewed in this report are shallower with shorter lives and it is understood they will only be mined in the dry season. This should minimize any concerns with batter stability.

Given the limited amount of geotechnical data available, the batter angles used in these designs are considered to be appropriate. In most pits there is some opportunity to alter the design once ground conditions are better understood, should it become necessary to control any instabilities.

Pit Design Catch Berms

Catch berms designed at 5 m wide are at the lower end of the preferred range, and any over break will reduce or limit their capacity to retain rock falls. The International pit uses 6m wide catch berms under 10-15m high batters. The pit designs reviewed in this report generally have 20m high batters but catch berms rarely exceed 6m. Due to the shallow depth of the pits and the short mining life of the pits, this is not expected to be an issue in weathered or oxidized material, however, where crests cannot be free dug, pre-splitting is recommended to minimize over break.

Waste Dump Design

Waste dumps designed with 35° lift slope angles are unlikely to have major stability issues, provided they are founded on suitable topography and materials

16.4.3 MINE DESIGN

16.4.3.1  Mining Method Description

The proposed mining method at Pine Creek is conventional truck and excavator mining with mobile diesel fleet and blasting of mineralization and waste. While it is probable there is some freely diggable material close to ground surface presently 100% of all rock is assumed to be required to be blasted for all pits except for International pit where there is backfill material within the pit footprint to be removed from when this pit was originally rehabilitated.

The bench height selected for the pits within the deposits are 10m with mining to be carried out in three flitches.

A typical mining cycle would involve:

  Drilling of a blast pattern with surface drill rigs;
  Sampling of drill hole cuttings for grade control purposes;
  Marking out mineralized zones based on grade control results;
  Blasting to fragment rock into muck piles;
  Digging, loading and hauling mineralized material to a ROM pad and waste rock to waste dumps; and

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations
  Re-handling of ore from the ROM stockpile into road trains for haulage to the mill located at Union Reefs.

In the case of the Pine Creek deposits it was assumed that Newmarket Gold would lease the equipment rather than purchase mining fleet given the short duration of the projects and employ production staff directly as an owner miner. This approach would need to be assessed closer to production commencing, as contractor mining may be more favorable. In this study all mining activities are assumed to be carried out by Newmarket Gold, establishment of facilities are expected to be sub-contracted under the supervision of Newmarket Gold.

16.4.3.2  Open Pit Optimization

The optimization methodology adopted for the Pine Creek deposits used the latest geological block models developed for each deposit. The block models contained mineable mineral resource codes to which Whittle specific fields have been added for use in GEOVIA Whittle-4X optimization software. Whittle-4X utilizes the Lerchs-Grossman algorithm to provide the optimum mining pit shell for a given set of mining, metallurgy and economic parameters.

Pit optimization for open pit mines using the Lerchs-Grossman algorithm is an industry-standard approach for defining an optimum open pit shape and development of a mining sequence. The methodology relied on the preparation of a 3D block model to represent all parts of the mineralization and host rock that can reasonably influence the pit shape. A single cash surplus for each block was estimated as the difference between the revenues derived from each block, at a nominated product price, and the costs required to realize the revenue from that block. For mineralized blocks with a grade above the economic cut-off grade, the net cash flow was positive reflecting the profit that can be made by mining and treating the block to recover the product. For all the other blocks, the net cash flow was negative, reflecting the cost of mining the block to access blocks of positive cash flow.

Whittle-4X structure arcs were used to define the precedence of block removal, such that a block cannot be considered for mining unless certain overlying blocks are also mined. This effectively defines the slope geometry for an open pit operation.

The optimization then consisted of finding the combination of positive and negative cash flow blocks, consistent with the slope precedent rules, which accumulate to a maximum positive cash flow.

A series of pit optimization shells are produced in Whittle, which are regarded as concentric pits, each generating the maximum undiscounted cash surplus for the set of economic parameters used to develop the optimized shell. The shells are created by varying the product price, but once defined they are all evaluated at the base case product price.

Only blocks with mineral resource categories of 1 (Measured) and 2 (Indicated) were considered as potential mineralization blocks in the generation of the optimum pit shell. A process flow of the optimization logic and mineral reserves estimation process is summarized in Section 14.4.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

16.4.3.3  Open Pit Mine Design

Pit designs were prepared using the optimized pit shells as templates. Mine design software including Surpac and MineRP Mine 2-4D were used to prepare practical pits which incorporate haul roads and ramps with the appropriate inter-ramp slope angles.

The mining method for the deposits within the Pine Creek area has assumed a configuration of Caterpillar 777F rear dump trucks and Hitachi EX1200 hydraulic excavators for removing the overburden and mining the mineralization. The bench height selected for the deposits were 20m with mining being carried out in three flitches. Newmarket Gold has employed industry-standard safe operating tolerances to design final pits for the equipment assumed. The design parameters used are presented in Table 16-26.

Parameter	Unit	Cox	Kohinoor	South Enterprise	International
Wall Angle	deg.	55	40/60*	55	50/55^
Bench Height	m	20	20	20	20
Berm Width	m	5	10/6*	5	5
Ramp Width	m	15	15/12*	15	15
Ramp Grade	%	10	10	10	10
Mining Recovery	%	95%	95%	95%	95%
Mining Dilution	%	15%	15%	15%	10%

* Applies to bottom 20m of pit ^ Applies to Eastern side of pit

TABLE 16-26: PINE CREEK PIT DESIGN PARAMETERS

Newmarket Gold validated the pit designs for Cox, International, Kohinoor and South Enterprise deposits by reporting against the Surpac mineral resources. These reports were constrained so only material above the cut-off grade applied in Whittle was classed as ore.

The cut-off grades was calculated using the processing cost and total metal recovery, mining dilution factor, and the gold price and represents the minimum grade for each mining block that can be economically extracted.

An image of the completed Kohinoor pit design is presented in Figure 16-16 and Table 16-27 presents the pit inventory and associated operating cash flow evaluation.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Item	Unit	Kohinoor
Waste	t	792,000
Ore	t	128,000
Strip Ratio		6.17
Cut-Off Grade (Au)	g/t	0.91
Grade (Au)	g/t	2.40
Ounces Mined (Au)	oz.	9,900
Total Movement	t	920,000
Mining Cost	A$	-4,418,000
Processing Cost	A$	-4,269,000
Revenue	A$	12,905,000
Total Cash	A$	4,218,000

TABLE 16-27: KOHINOOR PIT DESIG N RESULTS

The completed Cox pit design is presented in Figure 16-17 Figure and Table 16-28 presents the pit inventory and associated operating cash flow evaluation.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Item	Unit	Cox
Waste	t	451,000
Ore	t	132,000
Strip Ratio		3.41
Cut-Off Grade (Au)	g/t	0.91
Grade (Au)	g/t	1.62
Ounces Mined (Au)	oz.	6,900
Total Movement	t	583,000
Mining Cost	A$	-2,798,000
Processing Cost	A$	-4,397,000
Revenue	A$	8,970,000
Total Cash	A$	1,775,000

TABLE 16-28: COX PIT DESIGN RESULTS

The completed International pit design is presented in Figure 16-18 and Table 16-29 presents the pit inventory and associated operating cash flow evaluation.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Item	Unit	International
Waste	t	1,650,000
Ore	t	861,000
Strip Ratio		1.92
Cut-Off Grade (Au)	g/t	0.93
Grade (Au)	g/t	1.30
Ounces Mined (Au)	oz.	35,900
Total Movement	t	2,511,000
Mining Cost	A$	-12,054,000
Processing Cost	A$	-29,016,000
Revenue	A$	44,581,000
Total Cash	A$	3,511,000

TABLE 16-29: INTERNATIONAL PIT DESIGN RESULTS

The completed South Enterprise pit design is presented in Figure 16-19 and Table 16-30 presents the pit inventory and associated operating cash flow evaluation.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Item	Unit	South Enterprise
Waste	t	1,251,000
Ore	t	123,000
Strip Ratio		10.16
Cut-Off Grade (Au)	g/t	0.91
Grade (Au)	g/t	2.36
Ounces Mined (Au)	oz.	9,350
Total Movement	t	1,374,000
Mining Cost	A$	-6,732,000
Processing Cost	A$	-4,094,000
Revenue	A$	12,180,000
Total Cash	A$	1,354,000

TABLE 16- 30: SOUTH ENTERPRISE PIT DESIGN RESULTS

16.4.4 MINE EQUIPMENT ASSUMPTIONS

The mining equipment list assumed for the Pine Creek area is presented in Table 16-31.

Plant	Make	Model	Qty.
Drill Rig	Atlas Copco	ROCD65	2
Excavator	Hitachi	EX1200-6	2
Truck	Caterpillar	777F	11
Track Dozer	Caterpillar	D10T	1
Grader	Caterpillar	16 m	1

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Plant	Make	Model	Qty.
Water Truck	Caterpillar	773FWC	1
Light Vehicle	Toyota	Toyota-Ops	4
Light Vehicle	Toyota	Toyota-TechServices	.2
Lighting Plants	Generic	Generic	4
Stemming Loader	Komatsu	WA430-6	1

TABLE 16- 31: MINING EQUIPMENT LIST

16.4.5 MINING SCHEDULE

16.4.5.1  Scheduling Strategy

  The scheduling process for the Pine Creek area involved the following steps:
  Estimating mineralized material quantities and grades for each bench in each pit using Surpac;
  Sequencing the benches to give a logical sequence which develops the mine according to the adopted mining strategy;
  Smoothing the waste quantities to uncover necessary mineralized material to assist in the management of the mining fleet.

The production schedule also incorporates a mining recovery of 95% with 10 and 15% mineralization dilution for the International pits and all other areas respectively.

16.4.5.2  Production Schedule

The key outcomes of the open cut production schedules include:

  Mine life of approximately 21 months including a three month wet season shutdown period allowance when all open pit activities cease.
  The open pit mineralization production is expected to total 1.24Mt over the life of mine
  The average strip ratio over the mine life is 3.33 with an average mined Au grade of 1.58g/t.

The open pit production is scheduled to produce 1.24Mt of mineralization with an average grade of 1.58g/t Au

16.4.6 MANPOWER AND SUPERVISION

It was assumed that the Pine Creek area would be mined on a 24/7 basis to maximize productions in the nine month window of the dry season thus limiting surface water management issues with active open pits. However given the proximity of the mining operations to the existing Pine Creek Township, this would have to be possibility reviewed in terms of impact to the local population.

It was assumed that the majority of production staff would work on a 2 weeks on 1 week off roster with 12 hour shifts alternating between day shift and night shift thus requiring a total of three crews. Technical support staff would work either 9 days on 5 days off, or 5 days on 2 days off and on either 10 or 12 hours/day. A total of 60 people would be directly employed during the peak of production.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

17 RECOVERY

17.1	UNION REEFS GOLD PLANT

Any ore production from the Cosmo Mine is processed at the Union Reefs processing facility, which is approximately 67km from the project via the haul road and public roads. Details of the Union Reefs processing plant are below;

The Union Reefs Gold Mine was commissioned in 1994 by Acacia Resources Ltd (Acacia), an entity spun out of the Shell/Billiton Group. AngloGold Australia Ltd (AngloGold) acquired the mine through its successful takeover bid for Acacia in December 1999. Until late 2000, Union Reefs formed one half of what was known as AngloGold’s Pine Creek operations, which also included the smaller Brocks Creek Project.

The Union Reefs CIL treatment plant was commissioned with a throughput capacity of 1.25Mtpa. It included a gravity circuit to extract coarse gold. It was designed by Kinhill and commissioned in December 1994. JR Engineering carried out an upgrade in 1998 that involved the installation of a tertiary crusher, second ball mill, and two additional leach tanks.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

The plant currently has a maximum capacity for 2.5mtpa, depending on ore types and is configured with three-stage crushing and two single-stage milling circuits. Prior to the plant being placed on care and maintenance in 2003, the milling rate at Union Reefs was typically 335tph at a P80 of 75µm. Plant availability was typically 96-98%.

In August 2004, and before they were acquired by GBS Australia, the Burnside JV partners purchased the Union Reefs Gold Project for A$4 million on a walk-in, walk-out basis.

In August 2006, GBS Australia re-commissioned the Union Reefs plant on the larger of the two mills while leaving the other smaller ball mill in a care and maintenance state. The first source of feed material was low-grade stockpiles from Cosmo Mine and an alluvial tailings deposit from the Union Reefs site. Following commissioning, mineralization was sourced from a blended mix of oxidized and fresh underground and open pit mines.

In June 2010, Crocodile Gold announced commercial production for the Union Reefs plant. In the period from December 2009 until June 2010 the plant was in commission. Production at Union Reefs has continued since commercial production was declared in 2010.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

17.2	UNION REEFS PLANT OPERATIONS

For more details on the operations of the Union Reefs processing facility please refer to section 13.1. A plan showing the location of required infrastructure is shown below and a detailed flow sheet is also shown. Details on the operation of the plant is described in detail in section 13.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

A schematic flow sheet of the plant as currently configured is shown below.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

17.2.1 UNION REEFS PLAN POWER/WATER/MATERIAL

The processing facility at Union Reefs requires several important consumables to continue operations. In the past there have been no issues with being supplied this material but below is a summary.

17.2.1.1  Water

Water is sourced from site; there is ample water currently located within the tailing storage facility within the Crosscourse pit, other sources could be utilized if required such as Dam A or Dam C, which are also located on the Mineral Lease. Crosscourse pit currently contains around 2,000 megalitres of water while Dam A holds 270 megalitres and Dam C around 891 megalitres. It is estimated that the milling operation uses around 1,300 megalitres a year, most of which can be recycled from the tailings facility.

17.2.1.2  Power

Power is currently supplied under contract from the Northern Territory Government owned Power and Water Corporation (Power and Water Corporation). Power consumption is currently low while the mill is not on full production but in previous years when the mill has been in full production, Power and Water Corporation was able to supply sufficient power requirements. Up to 94 million KWhrs were supplied to Crocodile Gold and could be again when required.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

17.2.1.3  Processing Materials

Other consumables used in the processing facility include Diesel Fuel, Lime, Cyanide, Sodium Hydroxide, Flocculent, Antiscalants. Carbon, Grinding Material, Hydrochloric Acid and Liquid Oxygen. All are and have been provided by local suppliers based in Darwin or surrounding areas. In the four years of production at the Union Reefs facility no supply issues have been encountered.

17.2.2 UNION REEFS PLANT INFRASTRUCTURE

17.2.2.1  Laboratory

The laboratory is used for sample preparation and for analysis of gold in solution only. All solids and carbon samples are assayed at an external laboratory. The laboratory is complete but it is not set up to cater for grade control samples or metallurgical test work. External contract laboratories provide these services. This process is currently under review to suitability to current mineralization types, some work may be required using fire assay, which can be completed in Pine Creek at NAL.

17.2.2.2  Buildings

The offices are all re-locatable buildings that are all fully functional. The offices have a complete IT system with on site server, computers, phone systems, office furniture and other equipment to ensure that all the staff can function productively. A preventative maintenance schedule is in place to protect the value of the assets.

17.2.2.3  Accommodation

Union Reefs staff is accommodated at the Cosmo Mine Village near the Cosmo Mine. The buildings are all fully functional transportable type structures. The whole camp is maintained and there is a planned maintenance schedule in place to protect the value of the asset.

17.2.2.4  Maintenance and stores

The workshops and facilities are typical of a remote gold plant in Australia and are all fully functional with the capacity and ability to perform the majority of the work required on site. The spare parts holding is extensive and is maintained with the assistance of the Pronto Accounting System that has been installed on all Newmarket Gold operations. The planned maintenance schedule and area costing is also handled through the Pronto Accounting System.

17.2.2.5  Drawings and Intellectual Property

All plant drawings are on CAD files with hard copies stored on site.

17.2.3 UNION REEFS PLANT HISTORICAL PERFORMANCE

Total gold production from the commencement of operations at Union Reefs in 1994 to June 2003 was estimated by AngloGold to be 953,294oz from the treatment of approximately 21Mt of ore grading an average 1.5g/t Au. Total production since November 2009 when Crocodile Gold commenced operations has totaled 445,700oz from 6.94Mt at an average grade of 2.0g/t Au.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

These production figures were achieved on a variety of ore types, including oxide, sulphide and low-grade ore from Cosmo, Brocks Creek, various open pits and historic stockpiles from deposits such as Moline, Golden Dyke and Glencoe.

The historical performance of the Union Reefs plant indicates that it was a reliable, efficient and low cost ore processing facility. It has previously demonstrated a capability to reliably and efficiently process in excess of 2.5Mtpa of free milling ore from a blend of oxide, transition and fresh ore types. The plant also has a high level of flexibility and can be operated efficiently at a lower throughput rate with the use of only one of the installed ball mill circuits.

	Milled
Period	Tonnes	Grade g/t Au	Ounces
Total 2009	29,000	1.8	1,600
Total 2010	1,855,000	1.5	92,300
Total 2011	1,886,000	1.2	73,100
Total 2012	916,000	1.4	40,700
Total 2013	720,000	3.6	82,200
Total 2014	809,000	3.3	85,900
Total 2015	725,000	3.0	69,900
Total	6,940,000	2.0	445,700

TABLE 17-1 PRODUCTION FIGURES FOR UNION REEFS PLANT SINCE RESUMPTION OF OPERATIONS IN. 2009

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

18 PROJECT INFRASTRUCTURE

18.1	INTRODUCTION

The following infrastructure review relates to all sites and requirements as outlined for each area. For all operations outlined below, the processing facility utilized would be the Union Reefs facility located on MLN1109. More details on this plant can be found in Section 17.

18.2	COSMO MINE

The Cosmo Mine has been operating for approximately four and half years and has all major infrastructure in place.

To mine the Cosmo mineral reserve, as identified in this technical report, the following changes or additions will be made to the current infrastructure:

  Extensions to pumping systems, electrical reticulation, escape ways and refuge chambers as the mine is developed deeper to access future mineral resource additions.
  The removal and disposal of approximately 2.25Mm3 of tailings, which are currently located in the Cosmo open pit.

There is no other infrastructure required for the execution of this schedule.

18.3	UNION REEFS UNDERGROUND – PROSPECT

The Prospect Underground mineral reserve is located on the Union Reefs mineral lease and is in close proximity to the processing facility and supporting infrastructure.

18.3.1 ONSITE INFRASTRUCTURE

At the present time there is limited mining infrastructure onsite in the immediate vicinity of the Prospect and Lady Alice pits. The Union Reefs mill site is within 2km of the Prospect deposit. At the Union Reefs site there is a large machinery workshop, which would be utilized for major and minor repairs on mining machinery.

Onsite infrastructure will be required to enable the supply of mine services including;

  Electricity substation to receive incoming power from the grid and distribute it to the underground workings and the surface ventilation installation.
  Pumping facility at Dam C and a header tank above the portal to supply water to the underground workings.
  A compressor installation to supply compressed air to the underground workings.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

18.3.2 OFFSITE INFRASTRUCTURE

All other required infrastructure will be situated at the Union Reefs mill site. The current administration offices, workshops, change facilities and ablutions will be utilized for the Prospect project. Accommodation for the work force is available at the Newmarket Gold Cosmo Village camp.

18.4	UNION REEFS OPEN PIT – ESMERALDA

The Esmeralda deposit is located 7km to the south of the Union Reefs processing facility. The mineral reserves included in this technical report are to be extracted using open pit mining techniques so the required infrastructure is outlined below.

18.4.1 POWER

Power can be accessed from the local Pine Creek grid, which is located close by or alternatively; power may be generated on site using generators. Power requirements will not be significant.

18.4.2 WORKSHOPS

It is envisaged that service facilities would be shared between all the Newmarket Gold mine sites. Mobile workshops will be erected for the minor servicing and refueling of equipment. There is a large workshop available for use on the Union Reefs mineral lease for major repairs as required.

18.4.3 OFFICE

Administration will be managed from the existing office facilities at Union Reefs, and will accommodate management, administration and technical staff. All telephone, data and office facilities exist at the Union Reefs offices.

18.4.4 CAMP FACILITIES

Employees and contractors conducting work in the open pit mining areas could be accommodated at the Cosmo Village camp.

Some local personnel, however, are expected to opt to live in private residences in Pine Creek, Adelaide River or Katherine and will commute to the mine sites.

18.5	PINE CREEK OPEN PITS

Proposed infrastructural developments for the open pit mining include the expansion of the new pits, ROM pads and waste rock dumps for each deposit.

Ancillary mine plan components include haul roads connecting the pits and mine workings with waste rock dumps, ROM pads, site office and access roads.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

18.5.1 POWER

Electrical power supply to the mining operations and associated infrastructure will be from NT Power Water via the Pine Creek Grid. Power lines are present on access roads from Pine Creek to the Newmarket Gold mining tenements. Where power is not available, portable diesel generators will be used to provide power for temporary site facilities.

18.5.2 WORKSHOPS

It is envisaged that service facilities would be shared between all the Company’s mine sites. Mobile workshops will be erected for the minor servicing and refueling of equipment.

18.5.3 OFFICE

Administration will be managed from the existing office facilities at Union Reefs, and will accommodate management, administration and technical staff. All telephone, data and office facilities exist at the Union Reefs offices.

18.5.4 CAMP FACILITIES

Employees and contractors conducting work in the open pit mining areas will be accommodated at the Cosmo mine village and commute to the mine by company bus.

Some local personnel, however, are expected to opt to live in private residences in Pine Creek, Adelaide River or Katherine and will commute to the mine sites.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

19 MARKET STUDIES AND CONTRACTS

19.1	MARKETS

Gold dore produced by Newmarket Gold is currently shipped to Perth Mint for smelting. On notification of produced amounts of gold dore, Newmarket Gold notifies Auramet Trading LLC (“Auramet”) of the upcoming gold shipment and deals for future delivery of gold to the mint. During this process a given number of ounces will be included in the sale amount for delivery directly after smelting has occurred. Generally, a period of one week is required for this process to occur.

Auramet is a New Jersey based company, which specializes in the sale of both base metals such as copper, nickel and zinc and precious metals such as gold, silver, platinum and palladium.

During the smelting process the mint can extract other minerals. The main economic mineral that is recovered is silver, which is sold to Perth Mint.

19.2	GOLD PRICE

To determine the Australian denominated gold price to use in the mineral resource and mineral reserve calculations, reference was made to publicly available price forecasts by industry analysts for both the gold price in US dollar terms and the A$/US$ foreign exchange rate.

This exercise was completed in December 2015, and yielded the following average gold forecast prices and corresponding average forecast US$:A$ FX rates.

For mineral reserve purposes, a US$1,100/oz gold price was used and an FX rate of $0.76 for an approximate Australian dollar gold price of A$1,450 per ounce.

For mineral resource purposes, a US$1,125/oz gold price was used and an FX rate of $0.75 for an approximate Australian dollar gold price of A$1,500 per ounce.

The average US$ gold price per ounce for the last three years was as follows:

2013	-	US$1,411

2014	-	US$1,266

2015	-	US$1,160

19.3	MATERIAL CONTRACTS

The following is a summary of the major contracts related to the Cosmo Mine and Northern Territories Operations area. Newmarket Gold has several relevant contracts in place to assist with mining and development of the Cosmo Mine and the operating of the Union Reefs processing facility.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

19.3.1 POWER SUPPLY

Power in the Northern Territory is generated and distributed by three government owned corporations including Territory Generation (production), Power and Water Corporation (transmission and distribution) and Jacana Energy (retailer).

Territory Generations largest power station is the natural gas fired station situated at Channel Island in Darwin, which has an installed capacity of 310MW. A further 26.6MW power station exists at Pine Creek. The interconnected system is linked by a 132kV transmission line from Darwin to Katherine. A 66kV line connects the Union Reefs processing facility, Brocks Creek, Cosmo Mine and the Cosmo camp to the Pine Creek Township.

To maintain the supply of power a current Connection Agreement is required from Power and Water Corporation and a Sale of Electricity Agreement from Jacana Energy.

The current Sale of Electricity Agreement commenced July 1, 2015 for 12 months, with an option to extend for six months.

Power costs for commercial entities in the Northern Territory are significantly higher than for other localities around Australia. However, there is currently only one supplier of grid power in the Northern Territory, which limits the opportunity to gain discounts. Several private power generators are looking to establish markets in the Northern Territory, which will have an impact on current prices.

It should be noted that the Northern Territory is a large land area with limited population, therefore economies of scale for power production means a higher cost of production than for other areas of the country. This is reflected in the power costs supplied in the Northern Territory.

19.3.2 DOWNER EDI LIMITED

Downer has been awarded an underground mining contract for an initial term of two years, completing in March 2016, with the ability to be extended by one year at any stage of the term. The option to extend for a third year was exercised in June 2015.

Downer is a leading provider of engineering and infrastructure management services to customers operating in market sectors including Minerals & Metals, Oil & Gas, Power, Road & Rail Infrastructure, Telecommunications and Water. Downer is listed on the Australian Securities Exchange and employs more than 20,000 people in Australia, New Zealand and the Asia Pacific region.

It is known that the terms of the contract are within industry norms for similar types of contracts at other sites.

19.3.3 FAWCETT CATTLE COMPANY

Ore haulage from the Cosmo Mine to the Union Reefs mill is performed by the Fawcett Cattle Company. They currently supply heavy haulage road trains, which have a carrying capacity of around 100 tonnes each. These Quad Haulage Trucks transport the Ore around 67km from the Cosmo Mine to the Union Reefs Mill on a 24 hour continuous shift.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

The Fawcett Cattle Company is an Adelaide River based contractor specializing in livestock and bulk haulage, with over 30 years of experience.

The term of the haulage contract is for two years with a one year extension and is for the supply of Ore haulage from the Cosmo Mine.

This contract was placed out for tender in 2014. The Fawcett Cattle Company tendered for the contract and won on several fronts, which included the overall cost of haulage. It is therefore believed that the contract rates paid are within the norm for similar operations.

19.3.4 CATER CARE GROUP

The Cater Care Group provides camp and messing support at the Cosmo Village. They are one of Australia’s leading providers of contract catering, accommodation and facility management services. Cater Care were established in 1999 and employs around 1,200 staff both nationally and overseas.

The term of the Cater Care contract is for two years with a one year extension, the contract was signed in July 2014.

It is believed that the contract rates for the Cater Care Group are within the norm of other operations. Cater Care also supply camping and messing support to other mines in close proximity to Newmarket Gold operations; this will have an effect on the supply cost for this contract with economy of scale savings.

Mr. Edwards has reviewed the contracts as outlined above and the results support the assumptions contained within the technical report.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

20 ENVIRONMENTAL STUDIES, PERMITTING AND SO CIAL OR COMMUNITY IMPACT

Newmarket Gold has an internal department specializing in environmental permitting and management. This department is responsible for submitting all relevant documents to the Northern Territory Government departments. The reports, such as the MMPs, are a statutory reporting requirement under the Mining Management Act.

Newmarket Gold also engages the local community to talk through plans or issues regarding mining and exploration. Regular meetings have been held allowing the local community an opportunity to speak with the Company’s management.

In 2014 and 2015 Crocodile Gold and later Newmarket Gold have been involved in consultations with Traditional Owners, facilitated by the Northern Land Council. The consultations, separately involved the Jawoyn Traditional Owners regarding finalizing the draft ILUA for the proposed Esmeralda Project agreement; and the Kamu Traditional Owners regarding finalizing the draft Burnside ILUA.

Newmarket Gold currently holds the following authorisations.

Northern Territory Operations
Project Area	Authorisation Number
Maud Creek	0524-02
Moline	0525-02
Fountain Head / Tally Ho	0526-01
Brocks Creek	0528-01
North Point & Princess Louise	0530-01
South Burnside	0531-02
Pine Creek	0538-01
Union Reefs	0539-03
Cosmo-Howley	0536-03

TABLE20-1 LIST OF CURRENT MMP’S FOR NEWMARKET GOLD NT OPERATIONS

Any changes to the approved mining will need an amendment to the approved MMP, which is submitted to the DME to be assessed under the Mining Management Act. If the DME determines that the amendment triggers actions that may need further assessment, then the amendment is referred to the Northern Territory Environmental Protection Authority (EPA) for further assessment. Details of the assessment process are detailed below.

All new projects that do not hold an Authorization to Mine or have an Authorization but the area is in care and maintenance will need to submit the NOI to the DME and follow the approvals process as set out below (taken from (NTEPA 2015)

20.1	NOTICE OF INTENT (NOI)

An NOI is submitted to the Department of Mines and Energy for consideration. This document is reviewed and a request for further information may be requested. An NOI outlines what activities the Company plans to undertake and is detailed enough for the Department to assess the potential environmental and community impacts.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

The NOI is assessed and if the projects potential environmental impacts are not significant then approval may be granted at this point. If this is the case, the environmental responsibilities will be managed against a MMP regulated under the Mining Management Act. If the environmental impact is significant or triggers certain activities then it will be forwarded to the EPA for further assessment. The EPA will determine the next steps, as it could be subject to an Environment Impact Assessment (EIA); a Public Environment Report (PER); or no further assessment required and is sent back to the DME with environmental management recommendations to be included into the MMP.

20.2	ENVIRONMENTAL IMPACT ASSESSMENT (EIA)

If an EIA is determined to assist in assessing environmental impacts, this means that the project triggers certain aspects that are considered significant either for site-specific issues, offsite issues and conservation values and/or the nature of the proposal.

Key points on an EIA are:

  The number of environmental issues;
  Greater magnitude, duration, frequency and extent of impacts;
  Proposal affected by international, national or state/territory legislation or treaties for the protection of natural habitats, flora and fauna;
  Proposal has potential for significant environmental risk or hazard to adjacent users or uses; and
  Proposal has significant potential for significant environmental impact to occur.

The EIA approval process generally is longer than the PER process, up to four years, depending on the project complexities and the response to requests for further information and community concerns.

20.3	PUBLIC ENVIRONMENTAL REPORT (PER)

If a Public Environment Report (PER) is determined, this means the project’s environmental impacts are considered significant but limited in extent. It is not a precursor to an Environmental Impact Study (EIS) hence the decision on a PER or an EIS has to be made on receipt of the NOI.

Key points on a PER:

  Single or limited number of environmental issues; and
  Limited magnitude, duration, frequency and extent of impacts.

The PER approval process generally is shorter than the EIA process, up to two years, depending on the project complexities and the response to requests for further information and community concerns.

See Figure 20-1 flow chart from NT EPA (NTEPA 2015) showing approval process for a project.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

NORTHERN TERRITORY
ENVIRONMENTAL IMPACT ASSESSMENT PROCESS
Pursuant to the NT Environmental Assessment Act & Environmental Assessment Administrative Procedures
PROPOSED ACTION
Notice of Intent (NOI)
Is the environmental impact significant?
YES
NO
Environmental recommendations advised to proponent or decision makers
Assessment complete
Assessment approach
PER
EIS
NTEPA notifies proponent and Environment Minister Environment Minister notifies Responsible Minister
Draft Guidelines developed and advertised for public and government review for 14 days
Final Guidelines prepared and issued by NTEPA within 14 days
Proponent prepares and submits PER
Public and Government review within 28 days
Comments provided to proponent
Proponent prepares and submits Supplement to PER
Government reviews Supplement. Assessment Report is prepared for NTEPA within 28 days
NTEPA provides Assessment Report to proponent, Environment Minister and the Australian Minister for Sustainability, Environment, Water, Population and Communities for approval under the EPBC Act. Environment Minister provides to Responsible Minister
Assessment Report prepared for NTEPA consideration within 14 days
NTEPA provides Assessment Report to proponent and Environment Minister who then provides it to Responsible Minister
Proponent prepares and submits draft EIS
Public and Government review for a minimum of 28 days
Comments provided to proponent
Proponent prepares and submits Supplement to EIS
Supplement circulated for government review and comment within 14 days
Assessment Report is prepared for NTEPA within 35 days of receiving Supplement
NTEPA provides Assessment Report to proponent and Environment Minister who then provides to Responsible Minister
Potential impacts on matters of National Environmental Significance
EPBC Referral
If "Controlled Action" assessed according to the Bilateral Agreement
In the event that the bilateral agreement applies, NTEPA provides Assessment Report to proponent, Environment Minister and the Australian Minister for Sustainability, Environment, Water, Population and Communities for approval under the EPBC Act. Environment Minister provides to Responsible Minister
DEFINITIONS & KEY
NTEPA
PER
EIS
EA Act
EPBC Act

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

20.4	NAF/PAF ENVIRONMENTAL TEST WORK PROCEDURE: COSMO MINE

The management program is designed to minimize the environmental impact of stockpiled acid generating waste material during and after mining operations cease. Procedures have been formulated to ensure that waste material, which is (or potentially) acid forming and/or contains elevated arsenic values, is stabilized and contained.

Test work is done to obtain a representative sample of future mined material from multiple rock type domains in order to assess the acid mine drainage generation capacity. Rock material hauled to the surface is then be classified as either non-acid forming (NAF) or potential acid forming (PAF) material and treated accordingly.

20.4.1 SAMPLE PROCEDURE

Composite samples of diamond drill core are collected from within the same lithological unit/interval. Only half of the core is sent for sampling in waste rock whereas mineralization zone samples that have already been sampled for gold (half cored) must be cut further (quarter core) to retain some core for reference. For larger units of a continuous lithology (e.g. dolerite), approximately 5kg of core is sampled for every 20m downhole.

Hole ID	Sample ID	mFrom	mTo	Sample Type	Date Sampled	Sampled By	Rock Type	North	East	mRL
CW92008	H207701	4	14	QCORE	28/08/2012	E. Bew	Psl	1609.6	4902.6	923.25
CW92008	H207702	45.5	50.5	HCORE	28/08/2012	E. Bew	Pdz	1608.89	4863.34	928.63
CW92008	H207703	65.5	70.5	HCORE	28/08/2012	E. Bew	Pdz	1609.27	4843.42	930.97

TABLE 20-2 EXAMPLE OF NAF/PAF SAMPLE COMPOSITE INFORMATION TO BE COLLECTED – HOLE CW92008

Samples were tested for the following properties.

Type	Analytes
Type 2	NET ACID PRODUCING POTENTIAL (NAPP & APP kg H2SO4/t)
Type 3	Total Metals ARSENIC (mg/kg) & SULFUR (%)
Type 4	NET ACID GENERATION (NAGpH Units & kg H2SO4/t)
Type 5	Acid Neutralizing Capacity (ANC, kg H2SO4/t)

TABLE 20-3 TYPE AND ANALYTES TESTED

These tests determine the potential of the rock to react to create acid mine drainage also if they have the potential to neutralize acid mine drainage such as some calcium carbonate rock types (Dolomite).

The tested samples are treated as being located at the midpoint of the sample interval along the drill hole and are then plotted on a plan/section and attributed to a particular rock type domain (see Figure 20-2 and Figure 20-3).

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Sampling of a rock domain is deemed to be relevant approximately 50m vertically above and below a hole as the acid generating capacity of rock can change spatially.

In 2012 five holes were drilled in the Cosmo deposit that were tested for NAF/PAF classifications. These are holes are CE102501, CEGT97008, CGT0003, CE84037 and CW92008. Their spatial locations are shown in Figure 20-3 below. Since there have been no lithological changes in the underground operation, no further sampling has been required to date

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Test work to date has shown that the Dolerite and Dolomite rock units are NAF. All other rock types including the Greywacke/metasediments and Graphitic Mudstone have been shown to be a combination of NAF and PAF. As such all metasediments at this stage are treated as being PAF.

All waste PAF material is dumped in the Cosmo Open Pit or used as stope backfill material as Cosmo Deeps in currently a ‘waste negative’ operation, meaning all waste material will be returned to the mine as backfill material into open stopes, alternative material will be required for backfilling to be completed as there is insufficient waste material to use from operations.

NAF material is used at the surface for site works such as bunding, roads and pads.

20.5	ENVIRONMENTAL ISSUES & LIABILITIES

20.5.1 COSMO MINE

The Cosmo Mine Authorization required that an MMP be developed to manage the project’s environmental activities. This document broadly details: the project facts; management structure; current environmental features; commitments held by Newmarket Gold which were determined as part of the approval to mine; and reporting, monitoring and rehabilitation requirements. The MMP is updated every four years or as the project changes, the MMP will require updating reflecting the changes to the project. The DME audit the MMP every second year.

Each year the Cosmo Mine requires an Operational Performance Report submitted detailing Newmarket Gold’s performance in meeting the commitments. The Company must ensure it meets these commitments or risk penalties from the DME.

The types of commitments within the MMP are varied but a summary below outlines some of these (Jensen 2012).

  Managing dust emissions from site.
  Minimize potential damage to heritage sites.
  Develop fire action plan and management of fire prevention.
  Management and monitoring of ground water in project area.
  Monitor and identify landform erosion issues.
  Rehabilitate and monitor exploration activities.
  Weed and Pest management and monitoring.
  Community Consultation.
  Land Holder Consultation.
  Environmental Incident reporting.
  Manage the Waste Water Discharge License.

Cosmo Mine operates with a Waste Discharge License (WDL 180-02) regulated under the Northern Territory Water Act and Northern Territory Waste Management Pollution Control Act, which require monitoring and management of site active and passive release of water during the wet season.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

The Cosmo Howley site has a positive water balance (more water enters site than leaves site naturally) and the challenge for water management at this site is ensuring the water on site is managed.

Newmarket Gold has a number of methods for reducing water inventories on site. These include wastewater treatment, discharge, and evaporation by irrigation technology.

Wastewater discharge and monitoring from the Cosmo Howley site has always been a logistical and technical challenge. To maximize wastewater discharge monitoring, a telemetered gauging station was installed at Creek six monitoring and reporting point. Data can now been accessed via the internet to ensure wastewater discharge meets license conditions and assist in planning for ongoing water releases.

The caustic soda (sodium hydroxide) treatment plant was used during the 2013/14 wet season (October to April) to treat operational and legacy wastewater prior to release from site. Approximately one gigalitre (1,000 million liters) of wastewater treated in 2013/14 wet season. Ongoing treatment will occur each year to support operations and manage the site wide water balance.

The Mine Water Dam constructed over 20 years ago by previous operators has an irrigation sprinkler system to augment evaporation of the dam’s wastewater. Extensions to the evaporation system are likely to progress in 2015-16.

Newmarket Gold is committed to continually improve wastewater management a part of the WDL requirements. Preliminary investigations have commenced with trailing other treatment technologies in conjunction with the caustic treatment to improve efficiencies.

GHD Consultants have developed final landform plans to rehabilitate the two sulphide waste rock dumps (WRD) at Howley, namely called Howley WRD and Mottrams WRD. Rehabilitation works are likely to commence in 2016, which will significantly reduce the outstanding liabilities for the Cosmo/Howley area.

20.5.2 UNION REEFS AREA

The area surrounding Union Reefs comprises a number of open cut pits and underground adits and shafts. Several small pits have been bunded and currently do not require significant rehabilitation. During 2011 and 2012 Crocodile Gold conducted significant surface exploration at Union Reefs, however, during the latter part of 2012 all drillhole sites were rehabilitated with all collars cut back below the surface, all diamond drill sumps backfilled and all tracks not required were ripped for seeding.

Historically there has been extensive drilling completed in the area, the legacy of which Crocodile Gold inherited when it took over the tenements in 2009. In addition to this, in 2011/2012 Crocodile Gold conducted a drilling program mainly focused around the historic Prospect, Crosscourse and Lady Alice open pits. A rehabilitation Environmental Management Plan was created and included in the URPA Mine Management Plan, in an effort to prevent or minimize adverse impacts on the environment. This entails procedures such as initially locating drill pads in a manner that minimizes disturbance to an area; the implementation of a clearing permit system; plugging the collars of drillholes to prevent erosion and mixing of ground and surface waters; backfilling any sumps to cover and contain any drilling sediments and prevent inadvertent trapping of fauna; removal of any rubbish from the area and finally reshaping and replacing topsoil before planting of endemic shrubs and grasses. At completion of rehabilitation activities, photographs were taken at each of the sites as part of the post rehabilitation monitoring program.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

The old landfill site was decommissioned and a new site commissioned in late 2011/early 2012. With commencement of the new site, the old landfill was covered and seeded. Monitoring of this area will be conducted in the future to ensure that re-vegetation is adequate and that no additional maintenance works are required. During the reporting period, some seepage from the Eastern WRD was observed. Samples of the seepage were collected and sent to an external laboratory for analysis. Analysis of these samples indicated high metal loads (further details and sample data are provided in the Union Reefs WMP). A management plan to address this seepage will be developed during the next twelve months.

Water is regularly monitored and the site has a Water Discharge License (WDL 138-02) for passive surface discharge during the wet season. This is in conjunction with the Unions Reefs Gold Plant water monitoring program.

20.5.2.1  Union Reefs Gold Plant

The Union Reefs gold plant was re-started in December 2009 by Crocodile Gold after being placed into care and maintenance when the previous operators went into receivership. Rehabilitation of historical disturbances is substantially complete; recent and on-going disturbances will be required to be rehabilitated upon completion of mining and processing.

All mineralization is transported to the Union Reefs gold plant from other Newmarket Gold sites and stockpiled on a ROM pad. From there, mineralization is fed through a three-stage crushing plant before being screened and passing through the milling circuit. The mineralization is reduced to approximately 75μm by two ball mills before entering directly into the leach circuit for leaching and adsorption or passing through gravity gold circuit. The gravity circuit includes four Knelson gravity concentrators that receive underflow slurry from the ball mills. Higher specific gravity gold particles are separated from non-gold bearing particles and removed directly to the gold processing facility. All remaining slurry is pumped to the Carbon-In-Leach circuit. This consists of two leach tanks followed by seven adsorption tanks where gold solution is absorbed onto carbon granules. The loaded carbon then passes through the elution circuit before being sent to the gold processing facility for the production of gold ingots.

Since 2002 tailings from the processing plant are treated and then deposited in the former Crosscourse open pit, which is estimated to have capacity for tailings at an assumed rate of 2.5Mtpa for the next 20-30 years. It currently receives approximately 300t of tailings per hour during normal processing conditions. The water and tailings level in the pit is regularly monitored.

Crosscourse Pit is bunded and little to no runoff is received. Due to the high volume to surface area ratio, evaporation from the pit, when compared to its volume is relatively low. An evaporation pipeline that sprays pit water into the air above the pit to increase evaporation was installed around the perimeter of Crosscourse Pit in November 2011, contributing to the reduction of the pit water inventory.

The water in Crosscourse Pit is extracted and recycled for use by the mill. A second pipeline and pump was installed in September 2010 to increase the volume being returned to the mill. This system is designed to increase the reuse of water from Crosscourse Pit, minimizing the requirements for processing additives and consequently reducing the potential for environmental impacts, extending the life of Crosscourse Pit as a tailings storage facility and reducing operating costs for Newmarket Gold.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Renewed Waste Discharge License (WDL number 138-03) was granted by NT EPA (Commencing December 19, 2014 and expiring on the December 1, 2016) for the UR Project Area. This license authorizes passive discharges from the historical Decant Pond at the south of the site into the McKinley River and Dam A to the north of the site into the McKinley River via Wellington Creek. A study was conducted but no action has been taken to date.

20.5.3 PINE CREEK AREA

The former Pine Creek mining operation has been rehabilitated and is in compliance with NT Government rehabilitation completion guidelines. All open pits at the Pine Creek area, with the exception of the Enterprise and South Gandy’s open pits, were backfilled and rehabilitated during operations.

A monitoring program is maintained, particularly over the tailings dams, northwest and southern waste rock dumps, run-of-mine (“ROM”) pad (stockpile 3) and the heap leach operations that were capped/repaired/ rehabilitated and seeded during 2001/02. Work is planned to repair some remediation undertaken by the previous operators on a small section of one WRD.

A water monitoring program is undertaken as per the requirements of the WDL 166-03, which is a license for passive discharge. A currently project is being undertaken to determine the effects of a passive discharge on the downstream environment. This is according to the WDL 166-03.

A water monitoring program is undertaken as per the requirements of Renewed Waste Discharge License (WDL number 166-03), granted by NT EPA on the December 9, 2014, and expiring December 1, 2016 for the Pine Creek Area. This license authorizes active discharges from the historical Process Water Dam (PCPWD) to Copperfield Creek and passive discharges from the Enterprise and South Gandy’s Pits to the Pine Creek system.

There have been a number of reports previously submitted to the Northern Territory Government regarding the rehabilitation activities undertaken at the Pine Creek area. The rehabilitation work undertaken has been widely recognized, having won an award for environmental excellence in 2002. In addition, the site was also selected by the Australian Center for Minesite Environmental Research (ACMER) national study of Landscape Functional Analysis as an index of rehabilitation success on mines in 1997. The Pine Creek area has been regularly utilized as a field trip venue to demonstrate excellence in environmental management for conferences and seminars.

As part of the previous WDL 166-01, SKM consultants were engaged to assess the 2010-2012 monitoring data (water/sediment/biological) for the development of Site Specific Trigger Values (SSTV’s). The review and update of SSTV’s occurs annually with the engagement of GHD consultants. This work is ongoing for the current WDL. Additionally assessment of Safe Dilution (SD) factors is currently ongoing with advice and engagement of GHD consultants.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

20.5.3.1  Environmental Management – Pine Creek

The Pine Creek deposits lies within areas, which have been subject to significant historical mining and mineralization processing activities for over 100 years. This historical activity, like many mining areas worldwide, has left permanent evidence of this activity on the physical landscape and the natural environmental balance may also have affected.

Location of the Property lies within an environment characterized by low relief, abundant ephemeral and permanent drainage and, particularly closer to the coast, sizeable billabongs and wetlands and a monsoonal wet season with heavy rainfall requires careful management of water, particularly discharge water from mining and milling operations.

Acid rock drainage is an issue at several locations and various systems have been developed to carefully manage this issue.

Newmarket Gold has included environmental management as an integral part of its operations. All exploration activities and mining operations have been performed in compliance with all environmental regulations within a defined environmental management program. Past operators reported that environmental assessments and project reviews have been completed as required and were thoroughly scrutinized before commencement of operations.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Site rehabilitation and reclamation has also been completed in a number of locations. This is currently an active part of the mining operations with waste dump rehabilitation a part of the daily mining activities. Site rehabilitation is factored into the operation costs for the earth moving contractor and is therefore required to be completed as soon as areas become available.

All recent mining operations have operated in accordance to Mine Management Plans submitted to DME, with various environmental permits in place, particularly including Waste Discharge Permits.

Since the Company took over the responsibility of the tenements in November 2009 several steps have been taken to ensure the environmental sustainability of the project. Several historical issues have been noted and the Company is in the process on ensuring these legacy issues are managed. An example of this is the work Newmarket Gold is doing on trails on waste water management in conjunction with external consultants on ways to affectively treat waste water.

There are currently no investigations of breaches of any regulatory regime nor are there any current sanctions or restrictions imposed by Government Departments. The Northern Territory Government has a constant review process including site visits. On these visits they inspect current and past mining areas to ensure the Company is compliant to the MMP’s approval as well as to the relevant Mining legislation. To date no major issues have been identified or recorded against the Company.

20.5.4 BURNSIDE AREA

Within the Burnside area, the deposits which are most likely to have significant future environmental concerns are Brocks Creek and Cosmo Mines, and the Fountain Head/Tally Ho, Rising Tide, Howley Pit and Mottrams deposits.

20.5.4.1  BROCKS CREEK

The Zapopan (Brocks Creek) Underground Mine is no longer operational and the Zapopan Pit is now flooded; initially with water from Faded Lily Pit mid-2011, then from the initial dewatering of Rising Tide Pit via Zapopan Creek in January 2012.

The Brocks Creek tailings dam, which was inherited from the previous owners, is currently in a stable form and the historical partial capping is currently rehabilitating naturally with grass cover establishing itself around the perimeter of the tailings dam. Approximately 1,213kt of oxide waste rock from the Rising Tide Stage 1 open cut operation was extracted and used to continue the cover of the Old Tailings Dam as part of closure criteria for the site. An estimated 9.8ha of the tailings dam was covered with 4m to 8m of oxide material.

The historical Faded Lily and Alligator WRD’s were rehabilitated during the mid to late 90’s with a native tree, shrub and grass species mix. The landforms are in a stable state. Alligator was primarily an oxide waste dump, and AMD is not an issue. Faded Lily was a sulphide WRD, and exhibits signs of AMD. At the base of the waste dumps exists sediment traps and wetland filters to minimize downstream impacts.

The Brocks Creek area is included in an approved Waste Discharge License (WDL 180-03) that is combined with the Cosmo Howley WDL (commencing December 23, 2015 and expiring September 30, 2017) , regulating wastewater discharge in the wet season. A regular sampling regime is employed to monitor creek flows and creek water quality.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

The former Brocks Creek CIL processing facility covered a relatively small area. This area has largely been rehabilitated, with only the plant foundations, office buildings and some scrap metal remaining. The office complex is now used by the PNX metals exploration team.

20.5.5 BURNSIDE AREA MMP'S

The Burnside area currently has a series of authorizations registered under care and maintenance/exploration and mining MMP’s approved. These MMP’s allows Newmarket Gold to do limited drilling for exploration and also has monitoring commitments attached. Newmarket Gold must ensure it meets these commitments or risk penalties from the DME. The approved mining MMP’s exist at North Point/Princess Louise, Howley and at Rising Tide deposits where previous mining has occurred.

20.5.6 ENVIRONMENTAL MANAGEMENT PLAN

Under the terms of the Mining Management Act, existing mining operations in the Northern Territory are required to submit an annual MMP to DME. This plan covers key aspects of mine operation, Occupational Health and Safety, environmental management and mine closure. This plan is then assessed and audited by DME. Upon approval of the MMP, an Authorization to Operate is issued to the mining operation.

The Company has submitted annual MMPs for all of its operating and exploration activities, and provided required annual reports to DME and other relevant departments.

Newmarket Gold has MMP’s in place with the DME for the Cosmo Project and are under Authorization numbers 0546-03. More details of the other plans currently in place for Newmarket Gold can be found in sections 4-11 and 4-12 above.

20.5.7 ENVIRONMENTAL BONDS

20.5.7.1  NT Opeations

Unconditional performance bonds totaling $12,221,052 for the NT Operations have been lodged with the Northern Territory Government to cover the anticipated cost of the rehabilitation commitments associated with the mining project. This is included in a total of $6,375,921 currently held by the Northern Territory Government for the Cosmo Mine. This bonding and mining authority allows for Newmarket Gold to conduct mining operations at the Cosmo Mine.

More details on bonds held can be found in Section 4-12 above.

Project/Site	Authorization No	Tenements	Bonds
Maud Creek	0524-02	EL25054; EL28902; ML30260; ML30293	$107,984
Moline	0525-02	MLN1059; ML24173; EL28616; MLN41	$288,438
Fountain Head	0526-01	MLN4; MLN206; MLN1020; MLN1034; MCN1172; MCN4785	$984,816
Brocks Creek	0528-01	MLN1139	$1,264,915

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Project/Site	Authorization No	Tenements	Bonds
North Point & Princess Louise	0530-01	MLN823; MLN824; MLN825; MLN826; MLN827; MLN828; MLN829; MLN830; MLN831; MLN832; MLN858; MLN859; MLN860; MLN861; MLN862; MLN863; MLN940; MLN1112; MCN46; MCN47; MCN49; MCN50; MCN624; MCN625; MCN898; MCN899; MCN4432; MCN4434	$1,148,871
Pine Creek	0538-01	MLN13; MLN1130; MCN523; MCN1054; MCN1055; MA416	$538,738
Union Reefs	0539-03	ELR130; MA398; MA399; MA400; MA401; MA402; MCN506; MCN507; MCN734; MCN735; MCN738; MLN135; MLN779; MLN780; MLN822; MLN833; MLN856; MLN1109	$1,511,369
Cosmo Howley	0546-03	MCN377; MCN378; MCN379; MCN380; MCN852; MCN853; MCN854; MCN855; MCN856; MCN857; MCN1014; MCN1015; MCN1035; MCN1231; MCN1232; MCN3099; MCN3100; MCN3101; MCN3102; MCN3103; MCN3104; MCN3105; MCN3106; MCN3107; MCN3108; MCN3109; MCN3110; MCN3111; MCN3112; MCN3113; MCN3114; MCN3115; MCN3117; ML30892; ML30887; MLN809; MLN884; MLN885; MLN886; MLN887; MLN888; MLN889; MLN890; MLN891; MLN892; MLN993; MLN1000; MLN1027; MLN1053; MLN1060; MLN1062; MLN1129; ML27938	$6,375,921
Total			$12,221,052

TABLE 20-4 LIST OF BONDING HELD BY NT OPERATIONS

20.6	COMMUNITY CONSULTATION

Newmarket Gold has very little impact on the local community throughout the NT Operations mine sites. The main interaction at this site is with the local landowner on Douglas Station. Consultation meetings are held quarterly with site staff and property managers to discuss issues such as water management and land management activities.

20.7	MINE CLOSURE REQUIREMENTS

The NT Government Department of Mines and Energy retains an environmental bond against all exploration, mining and extractive ground disturbances undertaken in the NT. The bond is calculated using a tool supplied by the DME, which breaks the nature of the disturbance into discreet aspects of an operation. The breakdown of these items is outlined below.

Removal of site infrastructure

This includes the removal of buildings and offices, concrete pads, disconnection of services, removal of plant, removal of contaminated material and the removal of any processing/mining facilities.

Rehabilitation of Extractive pits/quarries

This includes the stabilization of any pit walls, placement of abandonment bunds, re vegetation and signage for any existing pits or quarries on site.

Rehabilitation of underground workings

This includes the sealing of any underground accesses, ventilation shafts, barricading and signage.

Rehabilitation of water/tailing storage facilities

This includes ensuring any dam is safe, removing sediment for dams, shaping and leveling material, drainage, re-vegetation and fertilizing.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Rehabilitation of stockpiles/waste dumps.

This covers any shaping, spreading, contouring, cleaning of material around an existing waste dump. It also includes the re-vegetation of the waste dump to allow for stabilization through vegetation. Finally water management from the waste dump would also need to be considered.

Exploration

This includes the rehabilitation of any surface exploration activities including drill pads, sumps, access tracks, core farms and sample farms. The majority of this work is completed after drilling campaigns are completed and this is currently up to date on site.

Access and Haul Roads

This covers the ripping and removal of any non-required roads around site. Also included would be the reapplication of topsoil and seeding/fertilizing to allow for re-vegetation.

Decommissioning and Post closure costs

This would cover the on-going assessment, monitoring and management of the site. Monitoring would cover water, weed and fire monitoring.

Contingency costs

This is established as 15% of the total of the costs for each of the areas outlined above. This amount is incorporated into the assessment tool to address variation in unit of measure costs, and changes over time due to project location or inflation

20.7.1 COSMO MINE

Mine Closure costs are estimated within the bonding arrangements with the government. To calculate the required level of security bonding a range of mine closure requirements would be required for each operation. In the case of the Cosmo Mine this has been done with the final estimated amount required for bonding in excess of $6.4 million.

On October 1, 2013, the Northern Territory Government adopted an initiative, as part of the amendment to the Mining Management Act, to address the legacy mine issues in the Northern Territory by the introduction of a 1% securities levy. There was a two-pronged approach to this arrangement. The first being that all current operations with securities would receive a 10% refund of the total bond held. The second being that an annual 1% security levy would be required on the current bond held as of July 1 of each year and made payable to the DME. The Cosmo Howley security bond is broken down as follows:

Domains	Calculated Cost
Site Infrastructure	$397,282
Hard Rock Pits & Quarries	$119,124
Underground Workings	$11,250
Tailings Storage Facilities and Dams	$1,227,402
Stockpiles and Waste Rock Dumps	$2,176,056
Exploration	$21,150

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Domains	Calculated Cost
Access and Haul Roads	$127,170
Decommissioning & Post Closure Management	$1,454,058
Contingency @ 15%	$830,023
Total Cost	$6,363,515

TABLE 20-5 MINE CLOSURE REQUIREMENTS FOR COSMO MINE

20.7.2 UNION REEFS

In the case of the Union Reefs area the final estimated amount required for bonding is in excess of $1.6 million. This is broken down as follows:

Domains	Calculated Cost
Site Infrastructure	$64,000
Hard Rock Pits & Quarries	$135,000
Underground Workings	$25,000
Tailings Storage Facilities and Dams	$220,000
Stockpiles and Waste Rock Dumps	$138,000
Exploration	$178,000
Access and Haul Roads	$137,000
Decommissioning & Post Closure Management	$551,000
Contingency @ 15%	$213,000
Total Cost	$1,661,000

TABLE 20-6 MINE CLOSURE REQUIREMENTS FOR UNION REEFS OPERATION

20.7.3 PINE CREEK

To calculate the required level of security bonding a range of mine closure requirements would be required for each operation. In the case of the Pine Creek area this would be required before a mining approval was granted, the final estimated amount required for bonding is approximately $3.0 million. This is broken down as follows:

Domains	Calculated Cost
Site Infrastructure	$16,000
Hard Rock Pits & Quarries	$12,000
Underground Workings	$0
Tailings Storage Facilities and Dams	$32,000
Stockpiles and Waste Rock Dumps	$2,160,000
Exploration	$23,000
Access and Haul Roads	$7,000
Decommissioning & Post Closure Management	$329,000
Contingency @ 15%	$387,000
Total Cost	$2,966,000

TABLE 20-7 MINE CLOSURE REQUIREMENTS FOR PINE CREEK SITE

20.7.4 BURNSIDE

Mine Closure costs are estimated within the bonding arrangements with the government, however it is planned that this work is completed while operations are in place to reduce the exposure to significant

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

costs at the end of mining. To calculate the required level of security bonding a range of mine closure requirements would be required for each operation. In the case of the North Point deposit the final estimated amount required for bonding is approximately $1.2 million. This is broken down as follows:

Domains	Calculated Cost
Site Infrastructure	$28,000
Hard Rock Pits & Quarries	$122,000
Underground Workings	$0
Tailings Storage Facilities and Dams	$0
Stockpiles and Waste Rock Dumps	$307,000
Exploration	$50,000
Access and Haul Roads	$36,000
Decommissioning & Post Closure Management	$506,000
Contingency @ 15%	$166,000
Total Cost	$1,215,000

TABLE 20-8 MINE CLOSURE REQUIREMENTS FOR NORTH POINT

20.8	COMMENTS ON ENVIRONMENTAL ISSUES AND LIABILITIES

The Author is not an expert in the assessment of potential environmental liabilities associated with mineral properties. Information contained herein, subject to Section 3.0 of this report, is sourced from earlier reports and Newmarket Gold site representatives.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

21 CAPITAL AND OPERATING COSTS

21.1	COSMO MINE

Costs detailed in this section have been derived from the 2016 Cosmo Mine budget and include current contractor rates for underground mining. Additional capital costs have been included for the removal of tailings from the Cosmo open pit immediately above the underground mine. This will enable the removal of the crown pillar, which forms part of the mineral reserve estimate.

21.1.1 CAPITAL COSTS

A summary of the capital costs for the Cosmo Underground Mine are presented as follows:

Capital Costs (Mining)	$/t (ore)
Mobile Plant & Equipment	$ 1.41
Processing Plant	$ 1.69
Infrastructure	$ 0.44
Underground Development	$ 22.39
Tailings Removal	$ 10.19
mineral resource Definition	$ 2.06
Total	$ 38.18

TABLE 21-1 COSMO MINE CAPITAL COST SUMMARY

21.1.2 OPERATING COSTS

The operational costs estimated for the mineral reserve analysis are summarized in Table 21-2. The mining fixed costs include the fixed labor and overhead costs for the Downer mining contract and the ownership costs for Downer’s mining equipment.

Operating Costs (Mining)	$/t (ore)
Mining Fixed Costs	$ 12.29
Power & Fuel	$ 7.52
Stope Production Costs	$ 19.99
Technical Services	$ 1.75
Geology	$ 6.32
Ore Haulage	$ 6.41
Camp Costs- Cosmo	$ 4.59
Processing	$ 28.90
Administration	$ 8.12
Cosmo Maintenance	$ 1.75
Mining Fixed Costs	$ 97.62

TABLE 21-2 COSMO MINE OPERATING COST SUMMARY

The mining costs are based on the 2016 budget and Downer’s contract rates for Cosmo Mine.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Processing costs are based on the 2016 budget operating costs for the Union Reefs processing plant.

21.2	UNION REEFS UNDERGROUND – PROSPECT

Costs have been derived from the 2012 Prospect Underground Mine Prefeasibility Study and relevant current operating costs for the Cosmo Mine and mill facilities. The cost modeling is based upon the use of contract personnel and rates to undertake the mining. Ongoing monthly allowances for technical staff and power consumption have also been included in the cost models.

21.2.1 CAPITAL COSTS

A summary of the capital costs for the Prospect Underground Mine is presented in Table 21-3 below.

Capital Costs	$/t
Mobilization	0.69
Site Set Up	1.53
Pit Dewatering	0.18
Portal Preparation	0.61
Decline Establishment	0.41
Capital Development	35.37
Diamond Drilling	0.98
Vertical Development	4.61
Cablebolt	0.88
Personnel	4.98
Electrical Equipment and Installation	2.41
Total	52.64

TABLE 21-3 CAPITAL COST SUMMARY

21.2.2 OPERATING COSTS

The operational costs estimated for the mineral reserve analysis are summarized in Table 21-4 below.

Operating Costs	$/t
Mining Fixed Costs	17.7
Power and Fuel	7.6
Stope Production Costs	32.7
Technical Services	2.4
Geology	4.9
Ore Haulage	6.3
Camp Costs - Cosmo Village	4.8
Processing	28.9
Administration	9.1
Prospect Maintenance	1.6
Total	116

TABLE 21-4 OPERATING COST SUMMARY

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations
  The haulage cost is based on contractor tonne kilometer (t.km) rates to Union Reefs for processing.
  The processing costs have been estimated using estimated Union Reefs costs of $28.90 per tonne for a 1.2Mtpa throughput. This is based on the currently experienced process cost for milling Cosmo Deeps mineralization.

The mining costs have been estimated from both the current Cosmo Mine actual costs and contract rates for Cosmo.

21.3	UNION REEFS OPEN PIT – ESMERLADA

Costs for mining activities at the Emeralda Mine have been derived using the costs outlined in the Pine Creek 2013 technical report, particularly the operating costs. This is due to the Authors opinion that these costs are still seen as suitable for mine planning as there has not be a significant shift in mining costs since that time. Additionally some costs have been determined using the actual costs incurred during operations by the company at sites such as North Point and the Howley open pits.

Operating costs for the Esmeralda would be similar to the Pine Creek operations as the planning and designs have been constructed using the same methodology and requirements.

21.3.1 CAPITAL COSTS

The capital costs outlined in this section of the report are taken from previously incurred costs from open pit mining completed by the Company at places like North Point and Howley.

The mobilization costs, in this case, have been assumed to be zero as the fleet proposed would be mobilized for the mining operations at Pine Creek prior to commencing work at Esmeralda. There could possibly be other cost savings by having this operation commence with Pine Creek operations but these savings have not be justified at this point in time. It would be recommended to understand these potential savings prior to commencing open pit mining in the NT Operations.

Item	$’000	$/t
Mobilization	0	0
Pre-mining	70	0.29
Top Soil	50	0.21
Progressive Rehab	50	0.21
Temporary infrastructure	180	0.75
Total	350	1.46

TABLE 21-5 CAPITAL COSTS FOR ESMERALDA MINERAL RESERVES

Operation Costs

The operational costs estimated for the mineral reserve analysis are summarized in Table 21-6 below. The physical mining cost (excluding haulage and processing costs) is approximately $4.83/t for both mineralization and waste rock.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Item	$/t
Drilling	0.32
Blasting	0.20
Loading	0.51
Haulage	1.04
Auxiliary	0.59
Grade Control	0.07
Labor	2.00
Fixed Costs	0.10
Haulage costs	4.00
Processing Cost	26.00
Total	34.83

TABLE 21-6 OPERATING COSTS FOR ESMERALDA OPERATIONS

  The haulage cost is based on contractor tonne per kilometer (t.km) rates to Union Reefs for processing.
  The processing costs have been estimated using estimated Union Reefs costs of $26.00 per tonne for a 1.2Mtpa throughput. This is based on the currently experienced process cost for milling Cosmo Mine ore with factoring due to Esmeralda being an oxide only ore source reducing power and grinding media costs.
21.4	PINE CREEK OPEN PITS

Operating Costs have been derived from the Pine Creek 2013 technical report. A detailed summary of the costs and requirements is outlined in Basile 2013 (Basile and Edwards 2013). The assumptions made in this section have not materially changed in the opinion of the author, however prior to operations commencing a more detailed review of both operating and capital costs should be determined.

The Capital Costs have been established using previously incurred costs from other open pit operations managed by the Company.

21.4.1 CAPITAL COSTS

The Mining Capital Costs were estimated to be $2.0 million over the proposed life of the open pit mining period. The capital costs are estimated to have an accuracy of ±25%. Greater variations in the estimated capital costs may occur if there are changes to the proposed mine plan.

The mining capital costs included mining equipment and site engineering. In addition, it also includes site closure and monitoring at the end of the open pit mining life.

A table outlining capital expenditure requirement is below in Table 21-7. All pre-stripping of waste material has been excluded from the capital expenditure and included in the operating costs as to fully reflect the amount of pre-strip needed to expose the mineralization in all pits.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Item	$’000	$/t
Mobilization	400	0.32
Pre-mining	350	0.28
Top Soil	150	0.12
Progressive Rehab	300	0.24
Temporary infrastructure	800	0.64
Total	2,000	1.61

TABLE 21-7 CAPITAL COSTS FOR PINE CREEK OPERATIONS

21.4.2 OPERATING COSTS

The operational costs estimated for the mineral reserve analysis are summarized in Table 21-8 below. The physical mining cost (excluding haulage and processing costs) is approximately $4.83/t for both mineralization and waste rock.

Item	$/t
Drilling	0.32
Blasting	0.20
Loading	0.51
Haulage	1.04
Auxiliary	0.59
Grade Control	0.07
Labor	2.00
Fixed Costs	0.10
Haulage costs	4.34
Processing Cost	28.90
Total	38.07

TABLE 21-8 OPERATING COSTS FOR PINE CREEK OPERATIONS

  The haulage cost is based on contractor tonne per kilometer (t.km) rates to Union Reefs for processing.
  The processing costs have been estimated using estimated Union Reefs costs of $28.90 per tonne for a 1.2Mtpa throughput. This is based on the currently experienced process cost for milling Cosmo Mine ore.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

22 ECONOMIC ANALYSIS

22.1	GENERAL COMMENTS

A combined mining and processing schedule for all NT Operations, inclusive of all Pine Creek open pits, Cosmo Mine underground, and Union Reefs (Prospect Underground and Esmeralda open pits) was developed so that an overall economic cash flow model could be developed. This section details the creation and underlying assumptions for this model and the predicted financial value of the combined mineral reserve.

22.2	SCHEDULING STRATEGY AND ASSUMED OPERATING PARAMETERS

The schedule was produced at Quarterly (i.e. 3 month) intervals allowing for adequate resolution of specific mill feeds and practical mining campaigns within dry season intervals.

The mining sequence proposed for NT Operations is as follows:

  Cosmo Mine underground remains the only source of mill feed in year 1.
  In year 2, production of the Pine Creek open pits commence with initial focus on delivering ore from the higher grade open pits to the mill. The International pit is mined over the duration of the entire year due at a rate which allows for the capacity of the Unions Reefs plant to be fully utilized and for a stockpile to be built up for the wet season when open pit production is paused. During this year the production rate at Cosmo Mine significantly decreases.
  At the start of year 3 mining operations are completed at Cosmo Mine and the development of the Prospect underground project commences. After the wet season ends open pit mining recommences at Pine Creek, the remaining open pits are completed and the open pit mining fleet is transferred to the Esmeralda project for a 9 month mining campaign.
  In year 4, production continues at Prospect underground until the reserves are depleted.

The schedule assumes no significant delays in obtaining the appropriate NT Government approval to mine at each separate project. The milling capacity at Union Reefs remains constant at 1.2 Mtpa feed for the life of the schedule.

Capital cost spends were assigned to each of the specific operations. An estimate of taxes to be paid was made based on net operating cash flows for each period taking into account depreciation of assets which was estimated on a straight line basis for each reserve asset.

The mining costs applied to each operation are presented in Table 22.1.

The royalties, processing recoveries and milling costs used in the financial model are presented in Table 22.2.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

The total process costs for each deposit vary primarily due to two major factors, the type of material (i.e. Oxidized, Transitional or Fresh), which primarily affects direct comminution costs and the distance of each deposit from the Union Reefs mill, which affects road train haulage costs per tonne of feed material.

Mine	Mineralized material Mining Cost (A$/ t)	Waste material Mining Cost (A$/t)
Underground
Cosmo Deeps (Development and Stoping)	97.6
Prospect (Development and Stoping)	116.0
Open Pit
International	4.83	4.83
South Enterprise	4.83	4.83
Kohinoor	4.83	4.83
Cox	4.83	4.83
Esmeralda A	4.83	4.83
Esmeralda B	4.83	4.83

TABLE 22-1: MINING OPERATING COSTS

Mine	Royalties	Processing Recovery %	Milling Cost A$/ore t
Underground
Cosmo	0.00	92.0%	28.90
Prospect	0.00	93.0%	28.90
Open Pit
International	$4/oz	85.0%	33.24
South Enterprise	$4/oz	90.0%	33.24
Kohinoor	$4/oz	90.0%	33.24
Cox	$4/oz	90.0%	33.24
Esmeralda A	2% NSR	90.0%	30.00
Esmeralda B	2% NSR	90.0%	30.00

TABLE 22-2 ROYALTIES AND PROCESSING PARAMETERS

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

600,000
500,000
400,000
300,000
200,000
100,000
-
MINED MINERALIZED TONNES (T)
7.00
6.00
5.00
4.00
3.00
2.00
1.00
-
MINED AU GRADE , (G/T)
Qtr 1
Qtr 2
Qtr 3
Qtr 4
Qtr 5
Qtr 6
Qtr 7
Qtr 8
Qtr 9
Qtr 10
Qtr 11
Qtr 12
Qtr 13
Qtr 14
Qtr 15
Qtr 16
Qtr 17
Qtr 18
Qtr 19
Qtr 20
PRODUCTION QUARTERS (IE. 3 MONTH PERIODS)
Cosmo Deeps Underground
Prospect Underground
International Open Pit
South Enterprise Open Pit
Kohinoor Open Pit
Cox Open Pit
Esmeralda A Open Pit
Esmeralda B Open Pit
Plant Capacity Limit
Total Grade

FIGURE 22-1 NT OPERATIONS MINING SCHEDULE

400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
MILL FEED TONNES (T)
7.00
6.00
5.00
4.00
3.00
2.00
1.00
-
FEED GRADE AU (G/T)
Qtr 1
Qtr 2
Qtr 3
Qtr 4
Qtr 5
Qtr 6
Qtr 7
Qtr 8
Qtr 9
Qtr 10
Qtr 11
Qtr 12
Qtr 13
Qtr 14
Qtr 15
Qtr 16
Qtr 17
Qtr 18
Qtr 19
Qtr 20
PRODUCTION QUARTERS (IE. 3 MONTH PERIODS)
Cosmo Deeps Underground
Prospect Underground
International Open Pit
South Enterprise Open Pit
Kohinoor Open Pit
Cox Open Pit
Esmeralda A Open Pit
Esmeralda B Open Pit
Plant CapacityLimit
Feed Grade, Au (g/t)

FIGURE 22-2 NT OPERATIONS PROCESSING SCHEDULE

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

22.3	NET PRESENT VALUE AND INTERNAL RATE OF RETURN

Newmarket Gold modeled the cash flows of the combined operations using a base gold price of A$1450/troy oz. and a 10% p.a. discount rate.

Base case reserve economic model results are presented in Table 22.3.

Project KPIs	Pre - Tax	Post - Tax
Undiscounted Cash (A$ M)	3.6	1.8
Net Present Value (NPV) (A$ M)	2.0	0.7
Internal Rate of Return %	11.2%	4.7%
Payback (Quarters) Undiscounted Cash	9	10
Payback (Quarters) Discounted Cash	9	10
Max. Undiscounted Cash Draw (A$ M)	3.75	5.1
Max. Discounted Cash Draw	3.5	4.9
Operating Margin % (EBIT / Revenue)	14.9%

TABLE 22-3 ECONOMIC ANALYSIS RESULTS

22.4	CASH FLOWS

Figure 22 4 presents the cumulative discounted and undiscounted pre-tax cash flow, and NPV of the project discounted at 10%. The graph shows that the Project has negative cash flows in many periods, which reflect periods of lower gold production, higher operating costs (e.g. Initial high strip ratios for open pits) and capital cost outlays (e.g. development of the Prospect underground decline). However, the cumulative pre-tax cash flow becomes positive in Quarter 9 and total cash flow is positive for the life of the combined project.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

The post-tax NPV for the project is calculated to be A$0.7 M with a payback period of 2.5 years. This is illustrated in Figure 22-5 below.

Table 22.4 presents the combined operational cash flows for the Project.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

22.5	SENSITIVITIES

The project’s greatest risk and sensitivities are in relation to the revenue generated from the project.

Economic model sensitivity analysis was completed on the gold price, as well as capital and operating cost estimates, with the results presented in Table 22.5. The results indicate that the Project is most sensitive to variations in gold price, mining operating costs, mill operating costs and capital costs in that order. Figure 22 6 presents a graphical representation of these findings.

Pre - Tax Sensitivities	% Move	(NPV $AM)
	-20%	$8.8
Capital Cost	-10%	$5.6
	10%	-$0.8
	20%	-$4.0
	-20%	$16.4

Mill Operating Cost	-10%	$9.4
	10%	-$4.6
	20%	-$11.6
	-20%	$29.1
	-10%	$15.8
Mining Operating Cost	10%	-$10.9
	20%	-$24.3
	-20%	-$45.4
Gold Price	-10%	-$21.5
	10%	$26.3
	20%	$50.3

TABLE 22-5 PRE-TAX SENSITIVITIES

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

23 ADJACENT PROPERTIES

The material in this section has been reviewed by Author Mark Edwards in terms of content. As the properties are not owned and operated by Newmarket Gold, no attempt has been made by the Company or the Authors to assess or verify the technical information related to the following section and such information is not necessarily indicative of the mineralization on the Property. Where possible, publicly stated data has been used to compile this section.

23.1	NON - NEWMARKET GOLD DEPOSITS

There are several other mines in the Northern Territory and numerous historical gold, base metal and uranium occurrences within the Pine Creek Origin and at any time some of these prospects may be subject to various stages of evaluation or development.

The following is a description of some of the more relevant properties, which are proximal to the Cosmo Mine; however, it is important to note that this list is not complete. Information contained herein is derived from public sources, including company websites and has not been verified by the Author. All references to mineral resources and/or mineral reserves are reported to have been prepared in accordance to JORC Code; however, the Authors have not verified this information.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

23.1.1 SPRING HILL GOLD PROJECT

Spring Hill was discovered in 1880 and produced about 20,000oz of high grade gold over the next 25 years (Ahmad, Wygralak and Ferenczi 2009).

The Spring Hill Gold deposit was held by Western Desert Resources Ltd but was under option to Thor Mining PLC.

In 2014 Thor Mining held equity rights to 80% of the Spring Hill mineral resource, including its current 51% project ownership through the issue to Western Desert Resources of 10 million plus shares to the value of A$500,000. On September 5, 2014, Western Desert Resources was placed into voluntary administration

In early 2016 Thor Mining announced that it had sold the property to PC Gold, a private Australian company. Thor had been advised that PC Gold had completed their technical due diligence, and had moved towards finalization of formal agreements.

PC Gold will pay a royalty of A$6.00 per ounce of gold produced from the Spring Hill tenements where the gold is sold for up to A$1,500 per ounce; and A$14 per ounce of gold produced from the Spring Hill tenements where the gold so produced is sold for amounts over A$1,500 per ounce.

The tenement package comprises a 1,100 hectare Mining Lease Application is surrounded by a 36km2 Exploration License.

The deposit lies in the historical Pine Creek Goldfield to the north of Newmarket Gold’s Union Reefs processing facility. The deposit is hosted within greywacke and siltstone units of the Mount Bonnie Formation, which occur with distinctive inter-beds of hematitic siltstones associated with layers of banded granular quartz and ironstone.

Gold at Spring Hill occurs mainly in quartz veins concentrated in fracture zones and the axial zones of anticlinal fold structures. Much of the gold is relatively coarse-grained, in the visible range, imparting significant ‘nugget effect’ to drill samples.

Four main zones of gold mineralization cover an area of approximately 1,000mx400m. They have been outlined during the early 1990s and mid-2000s by drilling conducted by previous owners of the project around historic workings. These zones have not been drill tested below 150m. Additionally, several subordinate occurrences have been identified in adjoining areas.

The Spring Hill deposit has a Historical Resource of 3.6Mt at 2.34g/t gold for approximately 274,000oz of contained gold (McKibben, Standing and Gerritsen 2008).

Thor Mining started a 10-hole drilling program in September 2011 designed to confirm and extend the known mineralization.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

A high-resolution helicopter based magnetic (helimag) survey was conducted over the Thor tenements in July 2012.

23.1.2 MT PORTER GOLD PROJECT

The Mt Porter Gold deposit, located 15km north of the Union Reefs gold processing plant, is a sediment-hosted stratiform gold deposit with quartz-sulphide-vein-hosted stratabound gold mineralization associated with cherty iron formation and carbonaceous mudstone mainly in the Middle Koolpin Formation in the north-northwesterly trending Mt Porter Anticline.

Stream sediment sampling and RC drilling of gold anomalies located by the earlier work of Homestake Gold of Australia in 1996-1999 by Arafura discovered the deposit. Arafura completed two drilling campaigns at Mt Porter. The 2006 program encountered a 13 meter intersection grading 2.28 g/t gold to the west of and beneath the identified resource. This represents a new and unexpected zone of mineralization.

The following information has been extracted from www.arafuraresources.com.au

“The Mt Porter Gold Project represents an advanced exploration opportunity within the highly prospective Pine Creek region of the Northern Territory, Australia. Features about the deposit include:

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations
  A mineral resource of 34,200oz Au comprising of 300,000t @ 3.1g/t Au (29,600 oz Au) in the Indicated category and 55,000t @ 2.6g/t Au (4,600oz Au) in the Inferred category and using a 1.7g/t cut-off grade);
  Shallow and conducive to open pit mining;
  Located near Pine Creek, 15km northeast of an operating gold mill;
  Environmental approval issued by the Northern Territory and Australian Governments (2007);
  Agreement with the Northern Land Council for mining operations (2004).

Most of the mineralization intersected to date at Mt Porter occurs in a complex many-hinged fold zone, on and immediately to the west of the main axis of the Mt Porter Anticline. This zone is bounded by at least three major faults – a NE trending structure to the southeast, an ESE trending structure to the north at about 10500N (local grid) and a major NS trending fault and shear zone to the west on about 10100E.

In the Frances Creek area, some 5km to the northeast of Mt Porter, Arafura completed forty RC holes by the end of 2004 on a number of vein deposits including the Golden Slips and Golden Honcho deposits. This drilling encountered high gold grades within quartz veins hosted by sandstone. Grades as high as 47.5g/t Au over intervals of up to 4m were recorded. The Golden Honcho deposit is open along strike to both north and south and at depth.

In 2006, Arafura completed an RC drilling program (four holes for 321m) into the margins of the 10400 Zone where the westernmost hole encountered a previously unknown zone of gold mineralization (“248 Gold Zone”) over a 13 meter interval and grading 3.53g/t Au. This intersection is deeper and to the west of the known mineral resource.

In March 2013, Arafura executed an agreement over the Mt Porter-Frances Creek Project with Ark Mines Limited. In 2015t was announced that Ark was in compliance with its obligations and had met all expenditure requirements. In August 2015 Ark announced it had executed a processing agreement with Newmarket Gold to process the Mount Porter ore at the union Reefs mill with Ark receiving 55% of net cash from such processing after cost, expenses and royalties. The project has secured environmental approval and a Native Title agreement. Ark has announced it expects to start mining in July 2016.

23.1.3 FRANCIS CREEK IRON MINE

The Frances Creek Iron Mine, now privately owned by the Noble Group, is located 20km north of Pine Creek on the Stuart Highway, 190km south of Darwin and about 15km from the recently completed Adelaide-Darwin rail line. Singapore-listed Noble owns Territory Resources after completing a $A133 million takeover of the Australian company in 2011.

The Frances Creek Mine produced high-grade hematite mineralization for export. Mining commenced in May 2007 and made the first shipment from the port of Darwin in September 2007. The company exported its 500,000th tonne of high-grade iron mineralization in May 2008. The mine continued to operate until January 2015 when it was placed into care and maintenance. It was the last Iron Ore mine operating in the Northern Territory after the collapse of Western Desert Resources and Sherwin Iron in late 2014.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Geologically, the area is underlain by lower Proterozoic folded sediments intruded by lower Proterozoic granitoids. The iron mineralization occurs in a strike fault breccia in the lower Wildman Siltstone and ranges in composition from hematite to goethite and limonite.

The main iron mineralization at Frances Creek is known over a distance of approximately 35km. Of the fifty named deposits, 13 located on the southern end of the mineralized belt were exploited from 1967 to 1974 for a total production of around 6Mt. As of February 2007, total mineral resources were 9.73Mt at 60.7% Fe with 4.81Mt in mineral reserves.

Territory Resources report that there are excellent prospects for iron mineralization within the project area. Massive hematite continues at depth below the floors in the abandoned pits and occurs in a number of non-mined deposits drill-evaluated at Frances Creek in preparation for mining.

•	Re-optimisation of the mine in August 2010 resulted in an iron ore mineral reserve increase of 50 percent thereby increasing the life of mine to beyond 2014.

•	New beneficiation plant installed in 2011.

•	Acquired by multi-national China based Noble Group (parent company to Territory Iron Limited) in 2011.

The Frances Creek Mine takes in an area covering 619km2 with the main iron mineralization covering a distance of approximately 30km. Between 1967 and 1974 there were 50 known deposits with 13 being mined at that time, mainly at the southern end of the mineralization zone from which 6Mt were produced. Mineral resources and mineral reserves at the end of 2010 had indicated and inferred mineral resources standing at 9.9Mt producing 58.1 percent iron and probable mineral reserves of 5.8Mt at 57.9 percent iron. The mine is capable of handling 2Mt of iron ore a year. The Frances Creek deposit consists of haematite with some limonite and goethite all of which is exported to Asia, predominately China.

In January 2011 the then owner of the Frances Creek Mine, Territory Resources Limited, commissioned the new $4.3 million iron ore beneficiation plant. It was an immediate success when tested with an 800,000t stockpile with a grading of 51% iron. This was beneficiated to 60% iron to be sold as fines. The new plant had a feed rate of 130t per hour with a designed 55 percent mass recovery. The plant was soon treating 80,000t of scalp feed producing 44,000t of high grade fines a month.

The following mineral resource and Ore Reserve in the table below are a compilation of JORC Code compliant Resource and Reserve reports, depleted for production up to the end of 31 March 2011 and are a further update to that last published in the 2010 Territory annual report.

As reported by Territory, Frances Creek project contained 5.2 Mt of Probably Ore Reserves within 9.3 Mt of mineral resources (including 1.27 Mt of Manganiferous Goethite mineral resources)

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

TABLE 23-1 FRANCIS CREEK M INERAL RESERVES AND MINERAL RESOURCES, 2011

In 2015 with the significant drop in Iron Ore prices the Fracnis Creek mine was placed on care and maintenance with all mining activities on hold.

23.1.4 PNX METALS

PNX Metals (formerly named Phoenix Copper) acquired the Iron Blow and Mt Bonnie ML’s from Crocodile Gold in 2014. Both properties hosted massive sulphide deposits that had been explored at various times in the past. The Iron Blow deposit had previous mineral resource estimates completed, while the Mount Bonnie deposit had a significant amount of drilling completed on it.

PNX issued a mineral resource statement based on a new interpretation and inclusion of drill holes completed by Crocodile Gold in 2011.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Depth	AuEq cut-off (g/t)	Tonnes	AuEq (g/t)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	ZnEq %
>-90 mRL	0.7	2.2Mt	6.7	2.4	140	0.3	1	4.9	11.8
<-90 mRL	3	0.4Mt	5.6	2.7	71	0.4	0.4	4.1	10
Total Inferred mineral resource		2.6Mt	6.5	2.4	130	0.3	0.9	4.8	11.5
Total Contained Metal			543,000 oz	203,000 oz	10,700,000 oz	7,000 t	23,000 t	125,000 t	300,000 t

TABLE 23-2 IRON BLOW DEPOSIT MINERAL RESOURCE ESTIMATE

They subsequently drilled 2 diamond drill holes and completed some metallurgical test work. Drill hole IBDH023 intersected 50.39m @ 10.12% Zn, 2.66g/t Au, 283g/t Ag, 0.57% Cu, 1.39% Pb from 155.72m, In addition a Western Lode was intersected between 229.0m and 248.0m down-hole that returned 19.0m @ 3.45% Zn, 1.33g/t Au, 18.2g/t Ag, 0.38% Cu, 0.1% Pb from 229m. Immediately below this Western Lode intercept is a gold bearing breccia, which contained 26.5m @ 1.5g/t Au from 248m.

Drill Hole IBDH024 intersected disseminated low grade sulphide mineralization consistent with the margin of the deposit, including 12.85m @ 1.22% Zn, 0.56g/t Au, 27g/t Ag from 265.15m

At Mount Bonnie PNX drilled 12RC holes for 1,114m. Highlights included:

  8m @ 12.6% Zn, 2.4g/t Au, 328g/t Ag, 0.5% Cu, and 2.8% Pb from 89m in MBRC014;
  12m @ 8.4% Zn, 2.57g/t Au, 228g/t Ag, 0.7% Cu, and 2.0% Pb from 48m in MBRC015;
  15m @ 7.0% Zn, 0.8g/t Au, 157g/t Ag, 0.5% Cu, and 1.1% Pb from 54m in MBRC016; and
  26m @ 4.0% Zn, 1.3g/t Au, 137g/t Ag, 0.3% Cu, and 1.0% Pb from 57m in MBRC024.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

PNX Metals is also looking at a geophysical target 2.5km southeast of the Iron Blow deposit that displays a similar signature to that of the VMS deposits in the region.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

24 OTHER RELEVANT DATA AND INFORMATION

In previous Technical Reports on the NT Operations, the Maud Creek Deposit was included in the mineral resource and Reserve Statements. In 2015 Newmarket Gold commissioned SRK (Australia) Pty. Ltd. to complete a staged Feasibility Study on the deposit The first stage of this study was to complete a Preliminary Economic Assessment (PEA). This PEA study was designed for the Maud Creek deposit to be a standalone operation relying on its own infrastructureusing a combination of open pit and underground mining. As part of this study an optional scenario to utilize Newmarket Gold’s infrastructure at Union Reefs will be included to assess the economic benefits to the Maud Creek operation. This information is currently not available but will be considered when the PEA technical report is completed. This report is due to be completed in the near future and will be lodged on SEDAR.

In 2015 Newmarket Gold entered into a toll treating agreement with Ark Mines Ltd (Ark) with respect to their Mt Porter deposit located to the northeast of the Company’s Union Reefs processing facility. Ark continue to advance their mine approvals at the time of writing this report. If they are successful in gaining approval to mine the deposit then some additional mill feed will be supplied to the Union Reefs processing facility. This toll treating has not been factored into the capital or operating costs for the NT Operations. It may have an effect on some cost per tonne estimates within this report, as the base tonnes processed through the mill will be increased. The Authors do not believe these changes will be material to the mineral reserves reported in this report.

No other relevant information is required to make the technical report understandable and not misleading.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

25 INTERPRETATION AND CONCLUSIONS

The NT Operations includes 29 deposit mineral resources (excluding the Maud Creek deposit) and 7 deposit mineral reserves over 3 separate areas (Cosmo, Union Reefs and Pine Creek). These mineral resources have been generated over several years using several different modeling techniques.

Operations continue at the Cosmo Mine with the processing facility at Union Reefs continuing to perform as expected. The cost structures are well understood through local experience in both open pit and underground mining since operations commenced in 2009.

       The Authors have made the following interpretations and conclusions:

  The Cosmo mineral resource and mineral reserve has seen a decrease in inventory over the past 12 months. A detailed review of the mine scale geology and mineralization has been completed during the year increasing the understanding of the deposit. Exploration activities are now required to advance this understanding into the conversion of mineral resources. This understanding of the geology and mineralization of the Cosmo deposit should continue to evolve during the coming year as more exploration is completed within the mine.

  The drilling completed at the Esmeralda deposit has shown that the grade of the deposit is similar to the previous mineral resource estimate, however the tonnes are significantly lower. It has been recognized that one diamond hole which had poor recovery may be affecting the estimation in the Esmeralda A deposit. This area has the potential to influence the mineral reserves and should be investigated.

  The scale of the Prospect deposit is significantly smaller than the Cosmo Mine but the economics of the mineral reserve suggest it would complement the current mining operations. The proximity to the Union Reefs processing facility is also a positive factor for the deposit.

  The Pine Creek deposits have the potential to add significant tonnes to the current Cosmo Mine only mining schedule. These deposits should be further assessed for possible inclusion in future life of mine plans.

  Several mineral resource reported in the Burnside area (Kazi, Western Arm and Bon’s Rush deposits for example) were completed by previous owners (reviewed by the Author and deemed suitable for reporting) unlike the estimates for Cosmo and Prospect deposits which have been completed by Newmarket Gold. While the Author believes these estimates are still current and applicable, the use of more modern techniques and further definition drilling and exploration may improve the understanding of the potential of these deposits. The experience gained from mining operations at places like the Burnside area’s Howley and Cosmo deposits should be used to improve the Resource estimation process.

There is some uncertainty regarding the permiting process for the Pine Creek deposits, however, the Newmarket team understand the obligations to obtaining these approvals and will work within the requirements of the mining department to gain approvals. There is some risk that this could delay the commencement of the operations but it is not of the opinion of the author that this approval will not be granted.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

There are no other significant risks or uncertainties (outside a significant reduction in gold price assumptions) that could be reasonably expected to affect the reliability or confidence in the contained information relating to mineral resources or mineral reserves as outlined in this technical report. The risk of the gold price assumptions has been mitigated by the use of an industry standard approach to estimating the price to be used in all estimations.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

26 RECOMMENDATIONS

26.1	COSMO MINE

Advancement in the geological and mineralization understanding for the Cosmo Mine over the past 12 months has resulted in the definition of exploration targets within the mine. It is recommended that this understanding continues to be developed and advanced through exploration drilling campaigns. Table 26-1 covers the proposed exploration programs to continue the development of the Cosmo Mine.

Target	Current Exploration Status	Potential outcome	Description	Diamond Drill Meters	Total Cost
Western Lodes	Advanced Scoping	Inferred Status	Plunging mineralization system close to the 640 exploration drill drive	3,000	$350,000
Lantern 700 lode	Project Scoping	Inferred Status	Detailed drilling of 700 lode material within Lantern lode close to current development	3,500	$350,000
Lantern Central	Exploration	Investigative	Longer drilling testing the Central zone of the lantern target area	3,000	$400,000
Hinge Footwall	Project Scoping	Inferred Status	Drill testing the hinge zone below the F1 fault, currently intersected with Sliver drilling	2,000	$250,000
Cosmo Deeps	Project Scoping	Investigative	Investigative drilling of the 100-300 lodes down plunge of current mineral resources	3,500	$420,000
Sliver	Project Scoping	Inferred Status	Continue the development of the Sliver target down plunge of current mineral resources	5,800	$700,000
Cosmo Surface 2300mN	Exploration	Investigative	Test the down plunge extensions of the Sliver and Cosmo Deeps target	3,600	$900,000
Total Exploration				24,400	$3,370,000

TABLE 26-1 EXPLORATION PLANS FOR COSMO

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Figure 26-1 shows the approximate location of the Western Lode, Sliver Lode, Lantern Lode and the Footwall Hinge Lode. These areas have the potential to add additional ounces to the mineral resource and mineral reserve estimates over the next 12 months. The 640 Drill Drive extension is currently underway and will form a good platform for underground drilling of most of these targets.

Infill drilling is also planned to continue in 2016 with the aim being to maintain at least 12-18 months of mineral reserves drilled out to 20m x 10m spacing. The possible status for the end of 2016 (Table 26-1) reflects the opinion of the Author of this technical report. This drilling is seen as a critical path to replacing mineral reserves mined each year. This is the highest priority drilling for the Cosmo Mine and is the focus for the geological team based at the mine. Each program is reviewed regularly and altered to provide the required outcomes for mine planning purposes.

26.2	UNION REEFS

Drilling completed at the Esmeralda deposit has demonstrated the potential for future mining activities. While the overall reduction in mineral resources (combining Indicated and Inferred material) has resulted, it has been recognized that one diamond hole performed badly with lower than expected core recoveries. This has resulted in the reduction of tonnes in the core of the Esmeralda A deposit. It is recommended that a second RC hole be twinned with this diamond hole that returned questionable assay results to confirm the width of the mineralization. It would be estimated that an additional 100m of RC drilling be completed at a cost of $10,000 (excluding any potential mobilization costs).

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Work also needs to continue on developing the Mine Management Plan for the Esmeralda deposit. This work advanced significantly over the past 12 months with base line studies and a Notice of Intent supplied to the Northern Territory Environmental Protection Agency (NTEPA). This work will continue at an estimated cost of $80,000 to finalize the approval to mine.

With the potential to commence mining operations at the Esmeralda deposit located to the south of the Union Reefs processing facility, it is recommended that all mineral resources around the Union Reefs processing facility be reviewed for potential mining. Some drilling was completed in 2011 around deposits, such as Millars and Lady Alice. These drilling results should be used with the new understanding gained at Esmeralda and Prospect deposits and new mineral resource estimations should be completed. These could then be optimized to identify the potential for open pit mining. The costs of this work would be captured within the current NT Operations staff budget.

26.3	PINE CREEK

In the Pine Creek area there are currently four different mineral reserve deposits reported, including International, Kohinoor, Cox and South Enterprise deposits. There is the potential to add one year’s additional processing material for the Union Reefs facility. Some work is required to further understand the permitting process for these operations. While the deposits are located on an active Mineral Lease, work is required on the development of a Mine Management Plan for operations. This will require $150,000 of test-work and reporting to be completed.

There is also the potential to identify additional mineral resources at Pine Creek, particularly around the Enterprise South and Gandy’s North deposits. It would be estimated that approximately 2,000m of RC drilling for Enterprise South would be required at a cost of $200,000. At Gandy’s North a diamond drilling program of 1,500m is recommended at a cost of $400,000 in order to test the higher grade plunging structure. This would potentially be an underground target, but due its proximity to the surface there would also be some open pit mineral resource potential.

Target	Current Exploration Status	Potential End of 2016 Status	Description	Diamond Drill Meters	Total Cost
Gandy's North	Project Scoping	Inferred Status	Drilling the down plunge mineralization to inferred status	1,500	$400,000
Enterprise South	Project Scoping	Inferred Status	Drilling the extensions of the Enterprise South mineral resource	2,000	$200,000
Total Exploration				3,500	$600,000

TABLE 26-2 EXPLORATION PLANS FOR PINE CREEK

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

26.4	BURNSIDE AREA

Newmarket Gold has been active in the past 2 years in rationalizing land holdings and mineral resources within the Burnside area. During this period the Iron Blow deposit has been divested to PNX Metals Ltd, the Bridge Creek deposit has been divested to a local quarry operation and the Glencoe deposit has been divested to Ark Mines Ltd. Also during this period a series of smaller, non-core Mineral Leases have been sold to third parties. It is recommended that this divestment of non-core assets continue to rationalize holdings within the Company’s NT Operations.

The Western Arm, Kazi and Bon’s Rush deposits are located proximal to each other. These deposits contain mineral resources in the Inferred category. None of these three deposits have been previously mined It is interpreted that they contain significant amounts of oxide mineralization. The mineral resource estimates with respect to these deposits were completed in the early 2000’s and will require an update. Investigations are underway to understand the amount and quality of diamond drilling that was completed and the remaining drill core that is available for additional study and test work. This drill core could be analyzed for required QAQC purposes. It would be estimated that this work would cost in the order of $10,000.

Drilling would also be required to convert these Inferred mineral resources to a high category to be used in future mineral reserve estimations. Below is an estimation of the drilling requirements for each deposit to convert them into a suitable mine plan.

  Western Arm – 5,000m of RC drilling at a cost of $500,000 and 1,000m of diamond drilling at a cost of $250,000. Additional test work required for future MMP approvals would be in the order of $150,000 (Metallurgical, NAG/PAF and Geotechnical testing).
  Bon’s Rush – 5,000m of RC drilling at a cost of $500,000 and 1,500m of diamond drilling at a cost of $375,000. An additional $200,000 would be needed for additional test work for the MMP approval processes.
  Kazi – 3,000m of RC drilling at a cost of $300,000 and 500m of diamond drilling at a cost of $125,000. An additional test work budget of $150,000 is anticipated.
Target	Current Exploration Status	Potential End of 2016 Status	Description	Diamond Drill Meters	Total Cost
Western Arm	Project Scoping	Indicated Status	In-fill drilling to expand the current Inferred mineral resource	6,500	$900,000
Bon's Rush	Project Scoping	Indicated Status	In-fill drilling to expand the current Inferred mineral resource	6,500	$1,075,000
Kazi	Project Scoping	Indicated Status	In-fill drilling to expand the current Inferred mineral resource	3,500	$575,000
Total Exploration				16,500	$2,550,000

TABLE 26-3 EXPLORATION PLANS FOR BURNISDE AREA

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

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Smith, Brad, and Craig Pridmore. 2014. Report on the mineral resource for the Cosmo Gold Mine, Northern Territory for Crocodile Gold Corp. NI43-101 Technical Report, SEDAR.

Stephens, D. (2000) Final Report for EL8333 Buckjumper for the period 08-12-1999. Mineral Exploration (CR) Open File CR2000-0076

Stokes, M.; (1993): ERL97 Western Arm block model. Unpublished Northern Gold NL report.

Stokes, M.A., Partington, G.A. and Cooper, W.C.,(1994). Contrasting styles of mineralization from Western Arm and Bridge Creek deposits and their relevance to regional exploration in the Pine Creek Geosyncline, Northern Territory: in Hallenstein CP (editor) ‘Australian mining looks north – the challenges and choices.’ Proceedings, 1994 AusIMM Annual Conference. Darwin, 5 – 9 August 1994.’ The Australasian Institute of Mining and Metallurgy, Publication Series 5/94, 45 – 49

Stuart-Smith, P.G., Needham, R.S., Bagas, L. and Wallace, D.A. (1987). 1:100,000 map commentary: Pine Creek. Bureau of mineral resources, Canberra.

Stuart-Smith P.G., Needham, R.S., Page, R.W. & Wyborn, L.A.I., (1993). Geology and Mineral Deposits of the Cullen Mineral Field, Northern Territory., AGSO Bulletin 229, Australian Publishing Service, Canberra, 1993.

Zappopan (1992) Mount Bonnie Gold and Base Metal Project. Information Memorandum December 1992

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

Zerovitch, C. (1994). Contrasting styles of gold mineralization at the Western Arm and Bridge Creek deposits, Adelaide River, NT. BSc Honors, University of Western Australia, Perth. Unpublished.

Websites used

http://www.kitco.com/

http://www.vistagold.com/

http://thormining.com

http://www.abs.gov.au

https://www.sedar.com

http://web.cim.org/UserFiles/File/CIM_DEFINITON_STANDARDS_Nov_2010.pdf

http://www.jorc.org/docs/jorc_code2012(4).pdf

Northern Territory and Federal Government Acts

Mineral Title Act 2010

http://www.nt.gov.au/d/Minerals_Energy/Content/File/MineralTitlesAct/MineralTitlesAct.pdf

Mining Act

http://notes.nt.gov.au/dcm/legislat/legislat.nsf/linkreference/MINING%20MANAGEMENT%20REGULATIONS

Mine Management Act

http://notes.nt.gov.au/dcm/legislat/legislat.nsf/linkreference/MINING%20MANAGEMENT%20ACT

Mineral Royalty Act 2011

http://notes.nt.gov.au/dcm/legislat/legislat.nsf/linkreference/MINERAL%20ROYALTY%20ACT

Native Title Act 1993

http://www.comlaw.gov.au/Details/C2007C00406

Aboriginal Land use Act 1976

http://www.comlaw.gov.au/Details/C2007C00360

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

28 SIGNATURE PAGE

CERTIFICATE OF QUALIFIED PERSON

I, Murray Smith, BEng (Mining), MAusIMM (CP), do hereby certify that:

1.	I am a Principal Mining Consultant employed by Mining Plus Pty Ltd, with offices at:

Level 27, 459 Collins Street Melbourne, Victoria, 3000 Australia

Telephone: 61-3-9670-3410
Email: murray.smith@miningplus.com.au

2.	I graduated with a Bachelor of Engineering (Mining) degree from the Western Australian School of Mines (WASM), a regional campus of Curtin University, in 1993.

3.	I am a Member and Chartered Engineer of the Australasian Institute of Mining & Metallurgy (MAusIMM (CP)) – Membership No. 111064.

4.

I have worked for more than 20 years in underground mining including more than 10 years in gold mining operations. I am familiar with and have visited a variety of styles of mineral deposits worldwide, with a particular emphasis on precious metals.

5.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.

I am responsible for Sections 1-3, 15.1, 15.2, 15.5, 16.1, 16.2, 18.1, 18.2, 18.3, 21.1, 21.2, 22, 24, 25, 26 and 27 of this technical report titled “REPORT ON THE MINERAL RESOURCES AND MINERAL RESERVES OF THE NORTHERN TERRITORY OPERATIONS IN THE NORTHERN TERRITORY, AUSTRALIA FOR NEWMARKET GOLD INC.”, effective December 31, 2015 and dated 21 March, 2016 (the “Report”).

7.	I visited the Property in March 2014 for a duration of 3 days.

8.

As of the effective date of this Report, to the best of my knowledge, information and belief, this Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9.	Mining Plus Pty Ltd and myself are independent of Newmarket Gold Inc. and its subsidiaries, applying the test set out in Section 1.5 of NI 43-101.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

10.	I have read NI 43-101 and Form 43-101F1, and this Report has been prepared in compliance with that instrument and form.

Dated this 21 of March, 2016.

Murray Smith, B.Eng.(Mining), MAusIMM (CP)

PRINCIPAL MINING CONSULTANT

MINING PLUS Pty. Ltd.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

CERTIFICATE OF QUALIFIED PERSON

I, Mark Edwards, BSC., MAusIMM (CP), MAIG do hereby certify that:

1.	I am the General Manager of Exploration for Newmarket Gold Inc. (Newmarket Gold), with offices at:

1/48 Smith Street Darwin, Northern Territory, 0800 Australia

Telephone: 61-8-8982-4444
Email: medwards@newmarketgoldinc.com

2.	I graduated with a Bachelor of Science (Geology) degree from Flinders University in 1997.

3.	I graduated with a Bachelor of Science (Geology) Honors Degree from the University of Tasmania in 1998.

4.	I am a Member of the Australasian Institute of Mining & Metallurgy (MAusIMM - CP) – Membership No. 220787.

5.	I am a Member of the Australian Institute of Geoscientists (MAIG) – Membership No. 3655

6.

I have worked as a geologist since graduation and have over 18 years’ experience in the exploration, development and mining of mineral properties in, Australia and Botswana and am familiar with and have visited a variety of styles of mineral deposits worldwide, with particular emphasis on precious metals.

7.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

8.

I am responsible for Sections 1-14, 15.3, 15.4, 15.5, 16.3, 16.4, 17, 18.1, 18.4, 18.5, 19, 20, 21.3, 21.4 and 22-27 of this technical report titled “REPORT ON THE MINERAL RESOURCES AND MINERAL RESERVES OF THE NORTHERN TERRITORY OPERATIONS IN THE NORTHERN TERRITORY, AUSTRALIA FOR NEWMARKET GOLD INC.”, effective December 31, 2015 and dated 21 March, 2016 (the “Report”).

9.

I work directly for Newmarket Gold in the region and have regular visits to site as required in my role as General Manager of Exploration. I regularly work on site and I last visited the site on March 2, 2016.

10.	I am not independent of Newmarket Gold applying the test set out in Section 1.5 of NI 43-101.

Technical Report	Newmarket Gold Inc.
December 2015	Northern Territory Operations

11.

As of the effective date of this Report, to the best of my knowledge, information and belief, this Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

12.	I have read NI 43-101 and Form 43-101F1, and this Report has been prepared in compliance with that instrument and form.

Dated this 21 of March, 2016.

Mark Edwards, B.Sc., MAusIMM (CP), MAIG

GENERAL MANAGER

NEWMARKET GOLD INC.